Form 20-F
period 2020-12-31
Yunji Inc.
filed 2021-04-26
CIK 1759614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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
Chengqi Zhang, Vice President of Finance
15/F, South Building
Hipark Phase 2, Xiaoshan District
Hangzhou, Zhejiang, 310000
People’s Republic of China
Phone:
+86-571-
8168
8947
Email: zhangcq@yunjiglobal.com
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
As of December 31, 2020, there were 2,133,265,412 ordinary shares outstanding, par value US$0.000005 per share, being the sum of 1,183,305,412 Class A ordinary shares (excluding treasury shares), par value US$0.000005 per share and 949,960,000 Class B ordinary shares, par value US$0.000005 per share.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒

Yes    ☐

No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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

•
“GMV” are to the total value of all orders for merchandise placed in our merchandise business and marketplace business, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. GMV includes the value from orders placed on our mobile apps as well as orders placed on third-party mobile apps and websites that are fulfilled by us, by our third-party merchants, or by our third-party business partners. Our revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Our revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure.;

•	“Jishang Preferred” are to Zhejiang Jishang Preferred E-Commerce Co., Ltd.;

•	“member” are to an individual who registers an account on our flagship Yunji app and satisfies certain requirements such as purchasing a membership package or meeting certain other requirements;

•	“ordinary shares” are to our ordinary shares, par value US$0.000005 per share;

•
“our VIEs” are to (i) Yunji Sharing Technology Co., Ltd., or Yunji Sharing, (ii) Zhejiang Yunji Preferred
E-Commerce
Co., Ltd., or Yunji Preferred, (iii) Hangzhou Chuanchou Network Technology Co., Ltd., or Hangzhou Chuanchou, and (vi) Hangzhou Fengjing Network Technology Co., Ltd., or Hangzhou Fengjing;

•	“our WFOE” are to Hangzhou Yunchuang Sharing Network Technology Co., Ltd. or Yunchuang Sharing;

•	“repeat purchase rate” in a given period are calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period;

•	“RMB” and “Renminbi” are to the legal currency of China;

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
Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of the end of December 31, 2020, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information–D. Risk Factors,” “Item 4. Information on the Company–B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
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
The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019 and 2020 and selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statement of operations data for the fiscal year ended December 31, 2016 and 2017, the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and the selected consolidated cash flow data for the year ended December 31, 2016 and 2017 are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues:
Sale of merchandise, net	1,129,053	5,912,109	11,388,425	10,548,322	4,829,397	740,138
Membership program revenue	155,391	510,818	1,552,437	776,839	42,438	6,503
Marketplace revenue	—	—	—	311,914	599,895	91,938
Other revenues	—	21,144	74,363	34,949	58,527	8,970

Total revenues	1,284,444	6,444,071	13,015,225	11,672,024	5,530,257	847,549

Operating cost and expenses (1) :
Cost of revenues	(978,688)	(5,172,842)	(10,706,596)	(9,249,474)	(3,939,997)	(603,830)
Fulfilment	(184,407)	(569,410)	(1,162,051)	(965,883)	(450,104)	(68,981)
Sales and marketing	(138,046)	(707,735)	(955,128)	(1,187,462)	(806,140)	(123,546)
Technology and content	(18,207)	(58,159)	(143,645)	(315,167)	(202,817)	(31,083)
General and administrative	(12,153)	(50,153)	(147,208)	(277,487)	(261,877)	(40,135)

Total operating cost and expenses	(1,331,501)	(6,558,299)	(13,114,628)	(11,995,473)	(5,660,935)	(867,575)
Other operating income (2)	—	—	7,048	68,646	33,218	5,091

Loss from operations	(47,057)	(114,228)	(92,355)	(254,803)	(97,460)	(14,935)
Financial income/(loss), net	154	11,564	46,068	121,370	(8,571)	(1,314)
Foreign exchange gain/(loss), net	1,525	(7,444)	(685)	(12,397)	(919)	(141)
Change in fair value of warrant liabilities	160	152	—	—	—	—
Other non-operating income/(loss), net	—	894	—	8,497	(1,610)	(247)

Loss before income tax expense, and equity in income of affiliates, net of tax	(45,218)	(109,062)	(46,972)	(137,333)	(108,560)	(16,637)
Income tax benefit/(expense)	20,550	3,331	(12,346)	16,720	(39,298)	(6,022)
Equity in income/(loss) of affiliates, net of tax	—	7	2,992	(3,221)	(3,834)	(586)

Net loss	(24,668)	(105,724)	(56,326)	(123,834)	(151,692)	(23,245)

Less: net income/(loss) attributable to non-controlling interests shareholders	—	—	3,362	1,928	(5,346)	(819)

Net loss attributable to Yunji Inc.	(24,668)	(105,724)	(59,688)	(125,762)	(146,346)	(22,426)

Accretion on convertible redeemable preferred shares to redemption value	(77,179)	(1,628,656)	(2,187,633)	(1,532,013)	—	—
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	—	—	(60,796)	—	—	—
Deemed dividend from preferred shareholders	132	—	107	—	—	—

Net loss attributable to ordinary shareholders	(101,715)	(1,734,380)	(2,308,010)	(1,657,775)	(146,346)	(22,426)

Net loss per share attributable to ordinary shareholders
Basic	(0.08)	(1.37)	(1.98)	(0.91)	(0.07)	(0.01)
Diluted	(0.08)	(1.37)	(1.98)	(0.91)	(0.07)	(0.01)
Net loss per ADS (3) :
Basic and diluted	(0.01)	(0.14)	(0.20)	(0.09)	(0.01)	(0.00)
Weighted average number of ordinary shares used in computing net loss per share:
Basic and diluted	1,268,000,000	1,268,000,000	1,165,136,438	1,818,487,917	2,125,906,398	2,125,906,398

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
		RMB	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	—	144	3,192	29,884	12,362	1,792
Technology and content	—	98	4,434	10,562	8,887	1,288
General and administrative	—	1,545	41,932	79,011	71,777	10,403
Fulfillment	—	221	4,742	8,740	5,352	776

Total	—	2,008	54,300	128,197	98,378	14,259

(2)
Starting from 2020, we present government grants, which are received from local government to support and reward our ongoing business and operations, as other operating income instead of other non-operating
income/(loss), net. The relevant item in the prior year periods of RMB 7,048 and RMB 43,599 for the year ended December 31, 2018 and 2019, respectively, are also reclassified from other non-operating
income/(loss), net to other operating income, to be in conformity with the presentation for the year ended December 31, 2020.

(3)	Each ADS represents ten Class A ordinary shares.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	287,107	328,741	1,519,146	883,369	1,063,900	163,050
Short-term investments	33,000	663,780	1,099,394	774,736	134,146	20,559
Inventories, net	97,443	332,778	675,543	428,322	135,245	20,727
Prepaid expenses and other current assets	80,724	226,098	410,439	567,432	410,423	62,899
Total assets	540,526	1,673,161	3,918,799	3,302,199	2,550,481	390,878
Accounts payable	158,790	770,025	1,432,274	741,959	501,549	76,866
Deferred revenue	112,295	323,551	546,975	181,828	50,951	7,809
Incentive payables to members	81,270	239,840	421,945	384,486	312,170	47,842
Refund payable to members	77,652	147,943	396,024	26,883	4,398	674
Other payable and accrued liabilities	35,899	81,377	197,962	349,111	280,586	43,002
Total liabilities	470,817	1,671,064	3,115,206	1,837,540	1,235,613	189,366

Total mezzanine equity	255,938	1,920,698	4,914,048	—	—	—
Total shareholders’ (deficit)/equity	(186,229)	(1,918,601)	(4,110,455)	1,464,659	1,314,868	201,512

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	540,526	1,673,161	3,918,799	3,302,199	2,550,481	390,878

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	119,538	699,582	883,037	(1,116,816)	(261,514)	(40,075)
Net cash generated from/(used in) investing activities	3,002	(644,992)	(458,047)	(115,483)	551,015	84,443
Net cash generated from/(used in) financing activities	123,915	26,255	747,921	623,406	(13,876)	(2,127)

Effect of exchange rate changes on cash and cash equivalents	6,367	(10,911)	34,594	11,390	(53,624)	(8,217)
Net increase/(decrease) in cash, cash equivalents and restricted cash	252,822	69,934	1,207,505	(597,503)	222,001	34,024
Cash, cash equivalents and restricted cash at beginning of the year	34,985	287,807	357,741	1,565,246	967,743	148,313

Cash, cash equivalents and restricted cash at end of the year	287,807	357,741	1,565,246	967,743	1,189,744	182,337

We regularly review a number of metrics, including the key metrics listed below, to evaluate our business, measure our performance, formulate financial projections, and make operating and strategic decisions:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Buyers (in millions)	2.5	16.9	23.2	22.5	17.4
Transacting members (in millions)	0.6	2.3	6.1	9.6	13.3
Orders fulfilled under merchandise sales business (in millions)	13.5	75.8	153.4	166.6	113.2
Orders fulfilled under marketplace business (in millions)	—	—	—	34.6	65.8

	As of December 31,
	2016	2017	2018	2019	2020
Cumulative members (in millions)	0.9	2.9	7.4	13.8	23.8

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risks Related to Our Business and Industry
Our limited operating history makes it difficult to evaluate our business and prospects. We have experienced revenue declines in recent years, and we cannot guarantee that we will be able to resume and maintain revenue growth in the future.
We commenced operations in 2015, and have a limited operating history. Our total revenues decreased from RMB13,015.2 million in 2018 to RMB11,672.0 million in 2019 and further to RMB5,530.3 million (US$847.5 million) in 2020. The decreases in total revenues in 2019 and 2020 were primarily due to decreases in revenues from sales of merchandise in each period as a result of continual increases in the proportion of our business contributed from our marketplace business platform, which was launched in the first quarter of 2019, whereby third-party merchants can sell products on our platform and pay us commissions on their sales. Revenues generated under the marketplace business are recognized on a net basis, while revenues generated under our merchandise sales business are recognized on a gross basis. Our historical performance may not be indicative of our future growth or financial results. We have experienced revenue declines in recent years, and we cannot guarantee that we will be able to resume and maintain revenue growth in the future. Our growth may slow down or become negative, and revenues may continue to decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.
If we fail to maintain membership loyalty or sustain membership growth, or fail to maintain member relationships effectively and retain existing members, our business and operating results may be materially and adversely affected.
We are a membership-based social
e-commerce
platform and therefore membership loyalty and growth are essential to our business. The cumulative number of our members reached approximately 23.8 million as of December 31, 2020. The growth of our business depends on our ability to maintain and increase the number of members on our platform and improve the level of their engagement. Previously, a user had to purchase a membership package in order to become a member and enjoy membership benefits. In order to stimulate our users’ interest in transacting on our platform and attract more members, in 2019, we provided each non-member
user with a free three-month experiential period during which time the user had access to the full spectrum of membership benefits. After the three-month experiential period, the user could become our member if he or she met a certain cumulative spending threshold or certain other requirements during the experiential period or if he or she purchased one of our membership packages. Starting in January 2020, we further refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year
period, the user may extend his or her membership for an extra year. We have ceased allowing users to become members free of charge since April 1, 2021. We currently require new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. In addition, current members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. Other current members could also become diamond members if they spend RMB398 or more by the earlier of (i) the expiration date of their current membership and (ii) December 31, 2021.
Our recent change in membership system may not be well received by our members and may negatively impact membership loyalty and growth and result in a decline in the level of engagement of our members. Damage to our reputation or our failure to anticipate needs of and provide value-added services to our members, among other things, could also diminish membership loyalty and reduce activity of members on our platform, which could cause our revenue and operating income to decline and negatively impact our profitability.

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
The
e-commerce
market in which we operate and user needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and user demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to contribute to our revenue sources in the future. We launched our marketplace business in the first quarter of 2019 whereby third-party merchants can sell products on our platform and pay us commissions on their sales. New products and services, new types of customers or new business models may involve risks and challenges we do not currently face. We continually introduce new sales format on our platform to improve user engagement and our productivity. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. Furthermore, we may have difficulty in anticipating user demand and preferences, and the products offered on our platform may not be accepted by the market or be rendered obsolete or uneconomical. Therefore, any inability to adapt to these changes may result in a failure to capture new members and other users or retain existing members and other users, the occurrence of which would materially and adversely affect our business, financial condition and results of operations. In addition, if we are unable to provide products to users at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our business could be negatively impacted. We may also be subject to claims if our users are not satisfied with the quality of the products or do not have satisfactory experiences in general.
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
Members and service managers, most of whom are also our members, are not our employees and do not enter into any employment contracts with us. Accordingly, we are not in a position to provide the same level of control over and oversight of members and service managers as we would if they were our employees. However, our members play an important role in promoting our products and inviting new members to our platform, including promoting our products via live streaming sessions under the “Endorsement” section of our Yunji app, on our Yunji Endorsement app and through our official account on other live streaming platforms. Some members also interact frequently with the users in their social network regarding our products and platform. Therefore, such users may associate the members with us and hold us accountable for any misconduct by our members. Also, service managers provide services to our members and communicate with them on a regular basis. The members they serve may view us as vicariously liable for any misconduct by service managers. We may be subject to lawsuits or reputational harm if, for example, a member misrepresents the functionality or provides inaccurate information of our products through the member’s social network or via the live streaming sessions they host, or a member or service manager conducts any wrongdoings or otherwise violates applicable laws. While we have implemented policies and procedures designed to govern conduct of our members to comply with the regulatory regime in China and protect our goodwill, including content control policies and live streaming standards, and the third-party service companies have adopted policies to regulate the conduct of the service managers, there can be no assurance that members or service managers will comply with the policies and procedures. Violations by members or service managers of applicable law or of the policies and procedures could reflect negatively on our products and operations and harm our business reputation. While we have not experienced any significant problems affecting our products, operations or business reputation caused by violations by members or service managers of the policies and procedures, we cannot assure you that we will not face such problems in the future.
Any harm to our Yunji brand or reputation may materially and adversely affect our business and results of operations.
We believe that the recognition and reputation of our Yunji (云集) brand among our members, other users, suppliers, third-party merchants and other third-party service providers and partners have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand if not properly managed. These factors include our ability to:

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
Our platform carries a wide range of products including, among others, household goods, healthcare goods, cosmetics, apparel, bags and cases, food and beverage, childcare products, electronic appliances and fresh produce. Expansion into diverse new product categories and increase in number of products we offer involve new risks and challenges. Our lack of familiarity with these products and lack of relevant user data relating to these products may make it more difficult for us to anticipate user demand and preferences. We may misjudge user demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more complaints from members and other users about them and face costly product liability claims, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers and third-party merchants. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin for these new product categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories. In addition, some of our existing product categories may have lower profit margins than others, and failure to grow our existing product categories with higher profit margins may adversely impact our overall profitability and results of operations.
We have incurred net loss in the past and we may continue to experience losses in the future.
We incurred a net loss of RMB56.3 million, RMB123.8 million and RMB151.7 million (US$23.2 million) in 2018, 2019 and 2020, respectively. In the year ended December 31, 2018, our operating cash flow was positive, but in the years ended December 31, 2019 and 2020, our operating cash flow was negative. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and other users, grow and diversify our supplier and third-party merchant base, and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest for the foreseeable future in the technology platform to support an even more carefully curated selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses in the future.
If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business, growth and profitability prospects may suffer.
We source products from third-party suppliers for our merchandise sales business. We also operate a marketplace business whereby third-party merchants sell products on our platform. As of December 31, 2020, we had 2,103 suppliers and third-party merchants on our platform. Our suppliers and third-party merchants include merchants of mainstream brands and emerging brands, and manufacturing partners we cooperate with. Maintaining strong relationships with these suppliers and third-party merchants is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms and attract third-party merchants to offer their products on commercially attractive terms. We typically enter into one-year
framework agreements with our suppliers and third-party merchants on an annual basis, and these framework agreements are typically renewed automatically on an annual basis unless either party chooses to discontinue the business relationship. Should any of our supplier or third-party merchant choose to discontinue their business relationship with us on existing terms, we cannot ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, except in the case of our collaboration with certain top-quality
emerging brands for the production of
Yunji
exclusive products, our agreements with suppliers and third-party merchants typically do not restrict them from selling products to others or on other platforms. We cannot assure you that our current suppliers and third-party merchants will continue to sell products to us or on our platform on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers and third-party merchants, their ability to supply products to us or on our platform in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes.

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
As of December 31, 2020, there were 1,055 third-party merchants under our marketplace business. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves under our merchandise sales business. With the exception of third-party merchants outside of China for whom we handle the logistics and delivery process within China, our third-party merchants use their own facilities to store their products and their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high-quality service for all products sold on our platform. If any third-party merchant does not control the quality of the products that it sells on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our platform, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form agreement with third-party merchants, the reputation of our marketplace business and our
Yunji
brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold under our marketplace business may compete with the products we sell directly, which may cannibalize our merchandise sales business. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our marketplace business may not be the same as those for our merchandise sales operations, which may complicate the management of our business. In order for our marketplace business to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.
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
We maintain a limited number of our own employees for customer services and rely on third-party business process outsourcing companies (BPOs) for outsourced customer services. Our customer service center in Hefei, Anhui Province provides real-time assistance to our users and it had 349 outsourced customer service representatives as of December 31, 2020. These outsourced customer service representatives may not have the same level of commitment to our users or be as well-trained as our own employees and we have less control over the services provided by them than our own employees. We typically enter into service agreements with third-party BPOs on an annual basis or for a longer term. In the event that one or more of these third-party BPOs unexpectedly become unable or unwilling to provide some or all of these services to us, our own employees may not be able to provide the necessary range of customer services. If these outsourced customer service representatives fail to perform in accordance with the terms of our agreements with third-party BPOs or fail to provide satisfactory customer service, or if waiting times are too long due to the high volume of calls from users at peak times, we may fail to meet user expectations and our brand and user loyalty may be adversely affected. Any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose users and market share.

We outsource provision of member services to third-party service companies and they hire, train and compensate service managers at our request. Service managers enter into service contracts with third-party service companies and are not our employees. We currently work with three third-party service companies and enter into agreements with them on an annual basis or for a longer term. These third-party service companies select service managers based on the standards we provide in our agreements. While we may oversee the performance of service managers and request these third-party service companies to replace service managers that do not meet our standards, management of service managers through third parties may not be as timely and effective as were they our employees. If we are unable to enter into new agreements or extend existing agreements with these third-party service companies on terms and conditions acceptable to us, we may lose service managers. We may not be able to find alternative third-party service companies to provide similar services in a timely and reliable manner, or at all. Accordingly, our members may not receive sufficient training or support for promoting the products sold on our platform and they may become less motivated to promote our products via their social networks. Any termination of our arrangements with these third-party service companies, or their refusal to select service managers for us, could have a material adverse effect on our business, financial condition and results of operations.
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
In April 2021, SAMR, together with the Office of the Central Cyberspace Affairs Commission and the State Tax Bureau of China, held a meeting with more than 30 major platform operators, including us. All platform operators that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. It is still uncertain how the requirement will be implemented and whether further legislation and administration activities will be entailed. As a result, we may incur additional costs and expenses, devote more management’s attention and allocate additional resources in the compliance with relevant laws and regulations. If we are required to take any rectifying or remedial measures or are subject to any penalty, our reputation and business operations may be materially and adversely affected.

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
Our business, results of operations and financial condition depend in part on our ability to effectively manage our growth or implement our growth strategies. As part of our business strategies, we plan to further improve our technology platform and continue to optimize our product offerings. We also intend to continue to invest significant resources in training, managing and motivating our workforce. In addition, as we optimize our product offerings, we will need to work with new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party merchants. We may have limited or no experience for certain new product offerings, and our expansion into these new product offerings may not achieve broad user acceptance. In addition, these offerings may present new and difficult technological or operational challenges, and we may be subject to claims if our users are not satisfied with the quality of the products or do not have satisfactory experiences in general. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All these endeavors involve risks and will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.
We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our platform, or for products sold on our platform or content posted on our platform that infringe on third-party intellectual property rights, or for other misconduct.
We sourced our products from 1,048 suppliers as of December 31, 2020. Third-party merchants under our marketplace business are separately responsible for sourcing the products they sell on our platform. As of December 31, 2020, we had 1,055 third-party merchants on our online marketplace. We have been and may continue to be subject to allegations and lawsuits claiming that products sold or listed on our platform are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks and patents or other intellectual property rights, or that content posted on our user interfaces or shared by members through their social networks contain misleading or inaccurate information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including proactively verifying the authenticity and authorization of products sold on our platform through conducting offline investigations and immediately removing any counterfeit or illegal products or misleading information found on our platform, these measures may not always be successful or timely.

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
Our net inventories have decreased in recent periods, from RMB675.5 million as of December 31, 2018 to RMB428.3 million as of December 31, 2019, and further to RMB135.2 million (US$20.7 million) as of December 31, 2020. Our inventory turnover days were 17.0 days in 2018, 21.5 days in 2019 and 25.7 days in 2020. The decreases in net inventories in 2019 and 2020 are primarily due to portions of merchandise sales shifting to our marketplace business platform that launched in the first quarter of 2019 under which substantially all of the third-party merchants handle the procurement, storage and management of their own inventory. We may include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.
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
We believe that our fulfillment infrastructure, consisting of strategically located warehouses, is essential to our success. Currently all of the warehouses we use are operated by third-party vendors over which we have limited control. We provide our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins,
earthquake, health epidemics, human error and other events. If any of the warehouse facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis. For example, business operations at warehouse facilities could be disrupted if any of the employees working therein are suspected of being infected with a novel strain of coronavirus, now named as
COVID-19,
since it could require the employees to be quarantined and/or the facilities to be disinfected. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

In the first quarter of 2019, we launched our marketplace business, allowing third-party merchants to sell their products on our platform and pay commissions on their sales to us. Unlike our merchandise sales business where we handle the fulfillment process for the products sold, substantially all of the third-party merchants under our marketplace business handle the fulfillment logistics for their products sold on our platform, thereby lessening the demand for expansion of our fulfillment infrastructure. We have started and will continue integrating and consolidating our warehouse facilities to enhance the efficiency in fulfilling orders placed from all areas in China under our merchandise sales business. Our fulfillment network is complex and challenging to manage. We may not be able to recruit a sufficient number of qualified employees in connection with managing our fulfillment infrastructure. In addition, the integration and consolidation of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such integration and consolidation successfully, our business and results of operations may be materially and adversely affected.
We may not be able to recoup the investments we make to improve our technology capabilities.
We have invested and will continue to invest in upgrading our technology platform. We expect to continue to invest in our technology capabilities for a number of years. We also intend to continue to add resources to our technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.
If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of such company’s internal control over financial reporting. We have been subject to such requirement starting from the fiscal year ended December 31, 2020.
In auditing our consolidated financial statements for the fiscal year ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).
As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that had been identified relate to (i) our lack of sufficient financial accounting staff and management with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP and SEC reporting and compliance requirements and (ii) our lack of sufficient documented financial closing policies and procedures, especially those related to period end expenses cut-off
and accruals. The material weaknesses, if not timely remediated, may lead to significant misstatements in our consolidated financial statements in the future.
Following the identification of the material weaknesses, we have taken measures to remedy the material weaknesses. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 after the remediation. For details on these measures, please see “Item 15. Controls and Procedures—Remediation of the Material Weaknesses in Internal Control over Financial Reporting Reported in 2018 and 2019.” In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
If we fail to implement and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our listed securities. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations.
Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the SAMR, the State Internet Information Office, the National Radio and Television Administration, or the NRTA, and other governmental authorities in charge of the relevant categories of products sold and services provided by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our operation of social
e-commerce
platform, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits for our business operations. Although we hold all material licenses and permits that are necessary to our business, we have not obtained certain licenses, permits and filings for selling certain specific products or services on our platform. See “Item 4. Information on the Company—B. Business Overview—Regulations—Licenses, Permits and Filings.” For example, we have not obtained the internet audio-visual program transmission license for the audio-visual program services on our platform, for which we are not qualified to apply according to current applicable laws and regulations. In addition, we have not completed filing for distributing publications and providing live streaming services on our platform. We are in the process of applying for these licenses, permits and filings as permitted by relevant laws, regulations and practice of relevant PRC governmental authorities.
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
Some of our members engage in sales promotion activities through our live streaming sessions under the “Endorsement” section on our
Yunji
app, on our
Yunji Endorsement
app and through our official account on other live streaming platforms, and they interact and exchange information with our users and generate and distribute content. However, because a majority of the communications through our live streaming sessions and on our platforms is conducted in real time, we are unable to verify the sources of all information communicated or posted thereon or examine the content generated by our members and users before they are posted. We also allow users to upload user-generated content on our platform. It is possible that activities of users or the content uploaded on our platform by users may engage in illegal, obscene or incendiary conversations or activities, including inappropriate or illegal information or content that may be deemed unlawful under PRC laws and regulations or that may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, intellectual property rights or other rights infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We also may face liability for intellectual property rights infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Under relevant PRC laws and regulations, online service providers, which provide storage space for users to upload works, may be held liable for copyright infringement under various circumstances pursuant to applicable PRC laws and regulations, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities. In certain cases in China, the courts have found an online service provider to be liable for the copyrighted content posted by users which was accessible from and stored on such provider’s servers. Defending any such actions could be costly and involve significant time and attention of our management and other resources, and there can be no assurance that we will obtain final outcomes that are favorable to us. In addition, if it is found that we have not adequately managed the information or content on our platform, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform. As a result, our business, financial condition and results of operations may be materially and adversely affected.
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
The PRC National People’s Congress enacted the PRC Civil Code on May 28, 2020, which came into effect on January 1, 2021. The PRC Civil Code, in addition to the systematic codification of provisions from existing legislations, introduces more generally acceptable provisions on the right to privacy and the protection of personal information, and provides clearer legal basis for civil actions against privacy and personal information related infringements and breaches. More specific data privacy and cybersecurity related provisions are set out in existing legislations including the PRC Cyber Security Law (effective from June 1, 2017), the PRC
E-commerce
Law (effective from January 1, 2019), the PRC Consumer Rights Protection Law (latest revision effective from October 25, 2013), etc. Further, the Standing Committee of the National People’s Congress has released the draft PRC Data Security Law on July 3, 2020, and the draft PRC Personal Information Protection Law on October 21, 2020. Once enacted, these two laws, together with the current legislations, will form an increasingly comprehensive legal framework in the area of data security and data protection in the PRC.

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
We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold with respect to users on our platform. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our users may elect to make payment for purchases. The contracted third-party suppliers and logistics service providers we use may also violate their confidentiality obligations and disclose or use information about our users illegally. Individuals or entities obtaining our users’ confidential or private information illegally may further engage in various other illegal activities using such information, which may cause losses to our users and undermine their trust in our platform. We have received complaints from our users that their personal and transaction information has been leaked and used by others to conduct fraud or other illegal activities, which resulted in losses to these users. We have examined our security system and measures after receiving the complaints, and believe that it is not us or our employees who leaked the user information to others or any other reasons attributable to us and we should not be held liable for the losses suffered by the users in accordance with the applicable PRC laws. To better protect the users on our platform, we have taken further measures to enhance our data protection policies and measures, require contracted third-party suppliers and logistics service providers to comply with their confidentiality obligations, and alert our users about the potential illegal activities associated with leakage of user information. There can be no assurance, however, that the measures we have taken are sufficient and effective to ensure the confidentiality and integrity of our data and confidential user information stored or transmitted through our platform. Any negative publicity on our platform’s safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of our contracted third-party suppliers or logistics service providers or third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.
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
In addition, the commercial banks and third-party online payment service providers that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers, which may in turn affect how they provide payment services to us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and payment service providers to unlicensed entities. The PBOC Notice intends to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting unlicensed payment settlement service business, to safeguard the fund security and information security. We launched the marketplace business in the first quarter of 2019, and cooperate with third-party online payment service providers and commercial bank to receive payment from the buyers and distribute payment to third-party merchants and us. We believe our current cooperation with third-party online payment service providers and commercial bank are not in violation of the PBOC Notice. We will continue to expand cooperation with third-party online payment service providers and commercial banks to cover all of our marketplace business and to support the new initiatives. We cannot assure you that the PBOC or other governmental authorities will find our cooperation model with third-party online payment service providers and commercial banks with respect to the marketplace business model to be in compliance with the PBOC Notice. If required by the PBOC or other relevant governmental authorities in the future, we may need to adjust or suspend our cooperation model with third-party payment service providers, and be subject to fines and other sanctions.
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
We lease properties for our offices. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we may compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
We adopted a share incentive plan in 2017, which was amended and restated in its entirety in March 2019 and referred to as the 2019 Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors, officers, consultants and other personnel to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2019 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of awards. As of February 28, 2021, the awards that had been granted to our directors, officers, employees, consultants and other personnel and remained outstanding included (i) 100,974,600 restricted share units, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 68,119,430 Class A ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date. In particular, on May 3, 2019, we were authorized by our board of directors to grant stock options and restricted share units to non-employees
under the 2019 Plan, and granted options to purchase an aggregate of 10,409,050 Class A ordinary shares and 3,332,040 restricted share units to non-employees
by batches during the year ended December 31, 2019. In addition, on January 1, 2020, we were authorized by our board of directors to grant 356,210 restricted share units to two external consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate
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
E-commerce
companies in China hold special promotional campaigns on November 11 each year and we hold a special promotional campaign in the second quarter of each year, both of which can affect our results for those quarters. The decrease in sales and marketing expenses from the second quarter of 2018 to the third quarter of 2018 was mainly due to the decrease in member management fees we paid to the third-party service companies for their product sales facilitation services during this period, which resulted from the decrease of revenues from the second quarter of 2018 to the third quarter of 2018 due to seasonality. The decreases in our total revenues from quarter to quarter in 2019 and 2020 were primarily due to continual decreases in revenues from sales of merchandise as a result of continual increases in the proportion of our business contributed from our marketplace business platform from quarter to quarter in 2019 and 2020.
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
In the year ended December 31, 2018, our operating cash flow was positive, but in the years ended December 31, 2019 and 2020, our operating cash flow was negative. It is possible that we will continue to have negative cash flow in the future. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.
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
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased food safety insurance for our products. In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance, which covers life insurance, for our employees upon request. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man
life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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
For example, beginning in January 2020, the outbreak of
COVID-19
has severely impacted China and the rest of the world, and our business and results of operations have been adversely affected as a result. In early 2020, the
COVID-19
pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, we, our suppliers, third-party merchants, third-party logistics service providers and other business partners experienced various degrees of temporary shutdowns and delays in commencement of operations. We and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We took measures to reduce the impact of the epidemic outbreak and provided support to our employees, service managers, members and business partners, including, providing advance online technical support to enable majority of our employees to work from home efficiently, securing ample supply of disinfectant materials and protective gears for our employees who were able to return to work, and maintaining a steady supply of daily essential products and epidemic containment materials at stable prices on our platform as a result of our combination of private labels, joint-venture brands, and product partnerships. As a result of the above developments, our operations and results of operations for the first quarter of 2020 were adversely affected.
Many of the quarantine measures within China have since been relaxed, and we, together with our suppliers, third-party merchants, third-party logistics service providers and other business partners, have gradually resumed normal operations since early March 2020. The
COVID-19
global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of
COVID-19
outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, especially our product mix, our financial condition and our cash flows will depend on the future development of the outbreak, which is also highly uncertain and difficult to predict and will depend on a number of factors, including the duration and severity of
COVID-19,
the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of
COVID-19
vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected. In particular, there have been new waves of outbreaks in various cities in China and if the situation materially deteriorates in China, the Chinese government may again implement strict quarantine measures to contain the new waves of outbreak and our operations and the operations of our business partners may be materially and adversely affected.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue in the foreseeable future, especially in light of the challenges the global economy is facing due to the
COVID-19
global pandemic. See “— We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.” Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the
“over-the-counter”
trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a
“non-inspection”
year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the
Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
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
Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding
e-commerce)
and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, and foreign investors are prohibited from engaging in the distribution of audio and video products in China via the internet in accordance with the Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated in 2020.
We are an exempted Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet content-related services. As a result, we conduct such business activities through two of our VIEs, (i) Yunji Preferred, whose wholly-owned subsidiary holds a VATS License for online data processing and transaction processing business (operating
e-commerce,
excluding internet finance and
e-hailing
services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services); and (ii) Hangzhou Chuanchou, who holds a VATS License for internet content-related services (excluding information search and inquiry services and real-time interactive information services). Yunji Preferred is 99.0099% owned by Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, and 0.9901% owned by Mr. Huan Hao, a beneficial owner of the shares of our company. Mr. Shanglue Xiao and Mr. Huan Hao are PRC citizens. Hangzhou Chuanchou is 100% owned by Mr. Wenwei Shu, a nominee of our company. Mr. Wenwei Shu is PRC Citizen. Our WFOE has entered into a series of contractual arrangements with our VIEs (including Yunji Preferred and Hangzhou Chuanchou) and their respective shareholders, which enable us to:

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
The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.
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
All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.
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
Although under our current contractual arrangements, (i) each of the spouses of each individual shareholder of our VIEs, including, but not limited to, Mr. Shanglue Xiao, Mr. Huan Hao and Mrs. Panyan Ding, has respectively executed a spousal consent letter, under which each spouse agrees that he/she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIEs and the their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.
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
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.
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
All of our revenues are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have entered into cross currency swap contracts with fixed exchange rate between U.S. dollar and Renminbi to help hedge our exposure to foreign currency risk. However, the amount of such hedging transactions we entered into is small and the effectiveness of the hedges is uncertain. We may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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
Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and was amended in 2018, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or NPC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly authority before they can be completed. In addition, PRC national security review rules which became effective in September 2011 and Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM and the NDRC or even anti-monopoly authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
MOFCOM approval may be required for our acquisition of certain PRC subsidiaries.
Pursuant to the M&A Rules, if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. Our WFOE acquired certain PRC subsidiaries that were wholly owned, directly or indirectly, by Yunji Sharing, in 2018. Such acquisitions may be subject to MOFCOM approval, but were not submitted to the MOFCOM for approval. There is no definite penalty provided under M&A Rules for failure to obtain MOFCOM approval in transactions where such approval is required. If it is determined that MOFCOM approvals are required for the acquisitions, we may be required to revert the transactions. Nevertheless, considering that all the PRC subsidiaries involved in such transactions were wholly owned, directly or indirectly, by Yunji Sharing, which is one of our VIEs, before the acquisitions, and the acquisition of the PRC subsidiaries are inter-group companies transactions, we understand that the failure to obtain the MOFCOM approvals for the acquisitions of the PRC subsidiaries will not have a material adverse effect on our financial condition and results of operations. We conducted a few other inter-group restructuring transactions in 2019, which may also be subject to MOFCOM approval, but were not submitted to MOFCOM for approval. For example, our WFOE acquired Shanghai Suye Cosmetics Co., Ltd, or Shanghai Suye, which was owned by an affiliated entity of Mr. Shanglue Xiao, in January 2019, and Shanghai Suye was then transferred to Yunji Preferred from our WFOE in February 2019.

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
In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC
citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company— B. Business Overview—Regulations—Regulations Relating to Labor Protection in the PRC—Employee Stock Incentive Plan.”

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Labor Protection in the PRC— Employee Stock Incentive Plan.”
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
The custodians or authorized users of our controlling
non-tangible
assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.
In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes.
In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIEs or their subsidiaries. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible
assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.
Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.
We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.
The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.
Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters.

The situation is further complicated by the political tensions between the United States and China that escalated during the
COVID-19
pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published new rules in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies. Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.
Although the direct impact of the current international trade and political tension, and any escalation of such tension, on the online retail industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.
Risks Related to Our ADSs
The trading price of our ADSs may be volatile, which could result in substantial losses to you.
Since our ADSs became listed on the Nasdaq Global Market on May 3, 2019, the trading price of our ADSs has ranged from US$1.67 to US$6.05 per ADS in 2020. The trading prices of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings, including internet and
e-commerce
companies, may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and early 2020, which may have a material and adverse effect on the trading price of our ADSs.
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
Techniques employed by short sellers may drive down the market price of our ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.
As of February 28, 2021, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 84.9% of our total outstanding ordinary shares. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.
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
We have a dual-class ordinary share structure. Our authorized and issued ordinary shares consist of Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.
As of February 28, 2021, the chairman of our board of directors and our chief executive officer, Mr. Shanglue Xiao, beneficially own an aggregate of 949,960,000 Class B ordinary shares, which represent 88.9% of our total voting power. Therefore, Mr. Shanglue Xiao have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.
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
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted.
Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

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
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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
As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. For example, neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent
directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We intend to rely on home country practice to be exempted from the corporate governance requirement that we have a majority of independent directors on our board of directors. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.
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
We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the foreseeable future.
While we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. Because the market price of our ADSs and ordinary shares may continue to fluctuate considerably, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation —U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”
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
We commenced operations through Yunji Sharing, and launched our Yunji app in May 2015.
In November 2017, Yunji Inc. was established in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Yunji Inc. established a wholly-owned subsidiary in Hong Kong, Yunji Holding Limited.
In February 2018, Yunji Holding Limited established a wholly-owned subsidiary in China, Yunchuang Sharing. In April 2018, we gained control over Yunji Sharing through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Sharing and its shareholders. The contractual arrangements with Yunji Sharing were subsequently amended and restated in December 2018.
In June 2018, Yunji Preferred, was established. In the same month, we gained control over Yunji Preferred through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Preferred and its shareholders. The contractual arrangements with Yunji Preferred were subsequently amended and restated in December 2018. We have migrated all of our business operations under Yunji Sharing and its subsidiaries to Yunji Preferred and Yunchuang Sharing and their subsidiaries.
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
www.yunjiglobal.com
.
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
These users are actively purchasing products on our platform. The number of transacting members on our platform increased from approximately 6.1 million in 2018 to approximately 9.6 million in 2019 and further to approximately 13.3 million in 2020.
Members are the key participants on our platform and drivers of our substantial growth. Our members gain access to a dedicated app that provides access to a curated selection of products, exclusive membership benefits and features, including discounted prices. Previously, a user had to purchase a membership package in order to become a member and enjoy membership benefits. In order to stimulate our users’ interest in transacting on our platform and attract more members, in 2019, we provided each non-member
user with a free three-month experiential period during which time the user had access to the full spectrum of membership benefits. After the three-month experiential period, the user could become our member if he or she met a certain cumulative spending threshold or certain other requirements during the experiential period or if he or she purchased one of our membership packages. Starting in January 2020, we refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. If the user met a certain cumulative spending threshold or certain other requirements during the initial one-year
period, the user may extend his or her membership for an extra year. We have ceased allowing users to become members free of charge since April 1, 2021. We currently require new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. In addition, current members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. Other current members could also become diamond members if they spend RMB398 or more by the earlier of (i) the expiration date of their current membership and (ii) December 31, 2021.
Our members, typically middle-class consumers, are highly social and are interested in discussing and sharing their shopping experiences and various products within their social circles. Members often refer others to become members and are rewarded for doing so. Members can also promote products on various social platforms and are rewarded if those users purchase our products. We also provide support such as training, technology support and customer services to make the process easier for them. As of December 31, 2020, we had accumulated 23.8 million members. We had approximately 13.3 million transacting members on our platform in 2020.
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
We are extremely focused on the quality and pricing of our products under both the merchandise sale business and the marketplace business. We have been intentionally maintaining a balance between expanding the product category coverage to meet our users’ evolving demand and controlling the number of SPUs in each category to ensure that we only offer curated products with high value and quality to our users. As a result, we offered an average of 6,613, 17,660 and 17,090 SPUs on our platform on a daily basis in December 2018, December 2019 and December 2020, respectively.

We currently generate revenues mainly by selling products directly on our platform to users, including both members and non-members,
and earning commissions on the sales of products by third-party merchants on our platform. Total orders we fulfilled under our merchandise sales business were 153.4 million, 166.6 million and 113.2 million in 2018, 2019 and 2020, respectively. Total orders fulfilled by third-party merchants under the marketplace business were 34.6 million and 65.8 million in 2019 and 2020, respectively. Our total revenues were RMB13,015.2 million, RMB11,672.0 million and RMB5,530.3 million (US$847.5 million) in 2018, 2019 and 2020, respectively. We recorded net loss of RMB56.3 million, RMB123.8 million and RMB151.7 million (US$23.2 million) in 2018, 2019 and 2020, respectively.
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
The decreases in total revenues in 2019 and 2020 were primarily due to decreases in revenues from sales of merchandise as we shifted portions of our merchandise sales business to our marketplace business that we introduced in the first quarter of 2019 whereby third-party merchants can sell products on our platform and pay us commissions on their sales. Revenues generated under the marketplace business were recognized on a net basis, while revenues generated under our merchandise sales business were recognized on a gross basis.
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

•
One can become a member of our platform mainly by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the
Yunji
app. Previously, the invitee can then become a member through purchasing a membership package consisting of a set of selected products or services and access to the
Yunji
app containing membership benefits and features. In order to stimulate our users’ interest in transacting on our platform and attract more members, in 2019, we provided each non-member
user with a free three-month experiential period during which time the user had access to the full spectrum of membership benefits. After the three-month experiential period, the user could become our member if he or she met a certain cumulative spending threshold or certain other requirements during the experiential period or if he or she purchased one of our membership packages. Starting in January 2020, we further refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the
Yunji
app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year
period, the user may extend his or her membership for an extra year. We have ceased allowing users to become members free of charge since April 1, 2021. We currently require new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. In addition, current members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. Other current members could also become diamond members if they spend RMB398 or more by the earlier of (i) the expiration date of their current membership and (ii) December 31, 2021.

•
The member can choose to view our product offerings on our user-friendly app interface by accessing any of our three sales formats, i.e., flash sale (特卖), endorsements (代言) and channels (频道). See “Item 4. Information on the Company—B. Business Overview—Our Product Offerings—Sales Formats.”

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

•
The member can access our community feature by clicking on the “Endorsement” (代言) tab at the bottom of the app interface to see what other members are buying and sharing. Our members write product description and reviews, upload photographs and short video clips and host live streaming sessions to express their opinions on, share their experience with and recommend to other members a variety of products. The live streaming sessions, in particular, help our members better understand the various features of products offered on our platform and aid them in their product selection processes, especially for products for which there are many options available such as apparel. From time to time, we organize campaigns featuring popular brands and products, in which members can post product reviews and host live streaming sessions on the
Yunji
app. These campaigns offer an open forum for members to share their experience with the relevant products, making it easier for members to find others with similar shopping interest and help each other in picking out the best fit products.

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

Members
One can become a member of our platform mainly by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the
Yunji
app. Previously, the invitee can then become a member through purchasing a membership package, which consists of a set of selected products or services and access to the
Yunji
app containing membership benefits and features. Membership packages are offered at a fixed price, depending on the different selection of products or services included in the package. In order to stimulate our users’ interest in transacting on our platform and attract more members, in 2019, we provided each non-member
user with a free three-month experiential period during which time the user had access to the full spectrum of membership benefits. After the three-month experiential period, the user could become our member if he or she met a certain cumulative spending threshold or certain other requirements during the experiential period or if he or she purchased one of our membership packages. Starting in January 2020, we further refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the
Yunji
app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year
period, the user may extend his or her membership for an extra year. We have ceased allowing users to become members free of charge since April 1, 2021. We currently require new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. In addition, current members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. Other current members could also become diamond members if they spend RMB398 or more by the earlier of (i) the expiration date of their current membership and (ii) December 31, 2021.
We may further refine and develop our membership enrollment and benefits system to expand our membership base and encourage existing members to extend the length of their memberships by making purchases on our platform. Our members enjoy more attractive prices than non-member
users when purchasing products on our platform, and receive incentives for promoting and initiating transactions of our products via their social networks and for inviting new members to our platform. We had a cumulative number of approximately 7.4 million, 13.8 million and 23.8 million members on our platform as of December 31, 2018, 2019 and 2020, respectively.
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
Driven by social interaction, our platform has accumulated a highly active member base. We had approximately 6.1 million, 9.6 million and 13.3 million transacting members on our platform in 2018, 2019 and 2020, respectively. In 2020, 50% of transacting members promoted products through their social networks where such promotion resulted in order placement on our platform. In the same period, 97% of our GMV were from purchases that our members made and we had approximately 77% repeat purchase rate from our transacting members.
Service managers
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
Since 2019, we have started to promote the use of live streaming to better introduce our products to our members and users and promote further social sharing. Accordingly, we have on-boarded
a group of service managers with the appropriate skills to host the different streaming rooms introducing and selling the products on our platform. Other service managers could share the live streaming rooms to members, and if a member then completes an order through one of the streaming rooms, both the live stream host and the service manager that referred the streaming room to the purchasing member will receive a sale commission.
Starting in the second quarter of 2020, we also began to develop professional vertical product category communities based on our insights on the members’ interests and service managers’ capabilities. For each vertical product category, we bring in lecturers experienced in marketing and training in such product category to provide our service managers with highly relevant training session that help to improve the quality and the authenticity of the product-related content produced by these service managers and thus increase engagement of our members. Currently, we have established professional vertical product category communities for food, beauty and healthcare categories and achieved high user engagement in those communities.
As of December 31, 2020, our members were served by more than 80,000 service managers. Service managers provide training and support to our members, including teaching members how to use our apps and platform, responding to questions from members on a daily basis, and organizing both online and offline training courses to share their sales experience. Service managers also facilitate members’ product sales, including monitoring and collecting member feedback on a real-time basis, designing and implementing marketing strategies for popular products in the member group, and helping to address member queries related to our products.
Non-Member
Users
Through our members’
word-of-mouth
referral via their social networks both online and offline, our platform has garnered trust and attracted a large and growing base of users. Users actively purchase products on our platform. The number of buyers in 2018, 2019 and 2020 were approximately 23.2 million, 22.5 million and 17.4 million, respectively.
Since our platform is recommended by family, friends and neighbors, users may find us more credible and have more confidence in the quality of products offered on our platform.

Our Product Offerings
We offer broad coverage of product categories from mainstream brands, emerging brands and private labels on our platform under the combination of our merchandise sales business and our marketplace business with an aim of catering to the various daily needs of our users and their households, including beauty and personal care, healthcare products, household goods, cloths, food and fresh produce, computer and electronics, apparel, bags and cases, baby and maternity products and home appliances. Our top product categories that each contributed to more than 10% of our GMV are (i) beauty and personal care, computer and electronics, food and fresh produce, and apparel, bags and cases in 2018, (ii) beauty and personal care, food and fresh produce, household goods, apparel, bags and cases and online virtual services in 2019, and (iii) beauty and personal care, food and fresh produce, apparel, bags and cases, computer and electronics and online virtual services in 2020, while each of the other product categories contributed less than 10% of our GMV in each of 2018, 2019 and 2020.
Within each product category, we offer carefully curated items meeting the preferences of our users with attractive pricing. In December 2018, December 2019 and December 2020, we offered an average of 6,613, 17,660 and 17,090 SPUs for sale on our platform on a daily basis, respectively.
In December 2019 and December 2020, products offered under our marketplace business accounted on average for 82% and 87% of SPUs for sale on our platform on a daily basis, respectively.
Product and Supplier Selection
For our merchandise sales business, our product procurement team, consisting of 213 employees as of December 31, 2020, possess extensive knowledge and understanding of existing and potential users’ needs and preferences, and our big data capabilities enable us to better analyze market trends and understand customer behavior.
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

Flash sale (
特卖). We organize flash sale events every day to sell a finite quantity of discounted products for a limited period of time beginning at 9:00 a.m. (Beijing time) each day. To foster user interest, we periodically analyze historical data, seasonality and user feedback to determine the types of products we should offer for different hours and days. In addition, we carefully adjust our product mix to achieve a balanced and complementary product offering across different product categories so as to maximize sales.
Endorsements (
代言). We provide our members with community features to see what other members are buying and sharing, including product reviews, photos and short videos. In 2019 we introduced the live streaming function where members can host live video broadcasts to express their opinions on, share their experience with and promote to other members products on our platform. During the live streaming session, as the host member is sharing his/her experience and interacting with other users viewing the session, direct links to the products being discussed are displayed on the screen to facilitate convenient purchasing of the products. Similar to product referrals made by members via their social networks, the live streaming hosts receive referral incentives for products sold via their live broadcasts.
Channels (
频道). We organize all of our product offerings on our
Yunji
app based on product characteristics such as category, functionality and brand into different channels on our
Yunji
app to facilitate easy browsing by our users. Specifically, we operate category-based channels such as food, beauty and personal care, apparel and overseas products.
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

Our Suppliers and Third-Party Merchants
Seeking to offer a balanced mix of products of mainstream brands, emerging brands and private labels on our platform, we provide values to a variety of suppliers and third-party merchants. We help owners of mainstream brands expand their business in China or certain specific regions in China cost effectively. We often cooperate with third-party mainstream brands to help launch and market their new products on our platform, providing feedback on the new products based on various user analytics and effectively introducing the new products to our members and users through our active social communities. We also support owners of emerging brands in reaching a wider customer base and gaining better recognition and reputation. We are particularly focused on establishing partnerships with top emerging brands that produce quality products in different industries in order to generate more high quality
Yunji
exclusive products that appeal to our customers and accelerate our supply chain differentiation. When forming such partnerships, we are focused on selecting emerging brands that sell different categories of fast-moving consumer goods with high turnover, repurchase rates and gross profit margins and that have annual sales in excess of RMB100 million, such as those in the healthcare and cosmetics industries. For example, in 2020, we partnered with a top healthcare emerging brand to develop an exclusive weight loss dietary supplement which achieved over 600 million in sales through the effective promotion by our service managers on our platform. When collaborating with the emerging brands to develop new products, we also employ user feedback to improve product features and strive to roll out new versions of products regularly to keep up with users’ evolving tastes.
In addition, we engage in minority-interest equity investments in high-quality manufacturers and innovative brands, combining their unique manufacturing capabilities and supply channels with our deep understanding of end customers through our various user analytics to develop innovative products specifically designed to meet the demands of our members and users, such as
Yunji
exclusive products. In addition to financial support, we also help to channel traffic to the products produced by such joint venture brands to help our members and users gain easy access to these quality products while also promoting the growth of such brands. In this way, we empower our manufacturer and brand partners with products improvement advices based on our understanding of market trends and insights on customer behavior and precise marketing and customer education through our active communities, thereby supporting our partners to achieve further growth. Our suppliers and third-party merchants included merchants of mainstream brands and emerging brands and manufacturing partners we cooperate with. Our private labels include Solo Life ( 素野), Yuan Sheng Huang, Unibeauty and P&S, among others.
As our private labels continue to grow and expand, some of their products are also now offered and sold on other third-party online platforms such as Tmall and Douyin.
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
Fulfillment and Customer Service
We deliver a compelling customer experience by fulfilling orders quickly and accurately. We provide centralized and comprehensive fulfillment and customer service to users regardless of whether they purchase products on our apps directly or through the introduction of our members. Our fulfillment infrastructure for the prompt receipt, storage and shipment of products is primarily comprised of a nationwide warehouse and delivery network, which we operate mainly through collaboration with contracted third-party logistics service providers. We fulfilled approximately 153.4 million, 166.6 million and 113.2 million orders in 2018, 2019 and 2020, respectively, under our merchandise sales business.
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
Warehouses
We strategically select the locations for warehouse facilities and choose the type of warehouse facilities at these locations based on the density of orders we expect to be fulfilled. As of December 31, 2020, warehouse facilities in our fulfillment network included three central warehouses, 14 regional warehouses, with an aggregate gross floor area of approximately 107,800 square meters in 11 cities. As third-party merchants under our marketplace business handle the fulfillment logistics for the products sold on our platform themselves, demand for expansion of our fulfillment infrastructure has assuaged. We have started and will continue integrating and consolidating our warehouse facilities to enhance the efficiency in fulfilling orders placed from all areas in China under our merchandise sales business.
We cooperate with third-party vendors to operate our warehouse facilities. As of December 31, 2020, all of the 17 warehouses we use were operated by third-party vendors. We establish our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis.
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
Customer service center
. We have a customer service center in Hefei, Anhui to provide real-time assistance to our users. Users can communicate with online representatives through our mobile apps. We train our customer service representatives to answer user inquiries and proactively educate potential users about our products and promptly resolve customer complaints. We typically enter into service agreements on an annual basis with third-party BPO companies to provide customer service. As of December 31, 2020, 57.0% of our customer service representatives were outsourced from third-party BPO companies and 43.0% were our employees.
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
Our Technology Team
We invest significant resources in research and development to improve our technology and develop solutions supporting our platform operations. We incurred RMB143.6 million, RMB315.2 million and RMB202.8 million (US$31.1 million) of technology and content expenses in 2018, 2019 and 2020, respectively.
Our technology team primarily consists of four groups. We have a team of engineers who focus on the development and implementation of new functions or features of our transaction and supply chain management systems. We have a team of research and development personnel who focus on technology development and providing user support services. A team of data scientists who leverage big data analytics to support our business decision making. We also have a team of IT personnel who provide internal system maintenance and system operations and development. As of December 31, 2020, our technology team had a total of 333 personnel.
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
Intellectual Property
We regard our trademarks, copyrights, patents, domain names, know-how,
proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. As of December 31, 2020, we owned 61 computer software copyrights in China relating to various aspects of our operations and maintained 757 trademark registrations inside China and 23 trademark registrations outside China. As of December 31, 2020, we had 968 trademark applications inside China and 33 outside China. As of December 31, 2020, we had 16 patent applications pending in China. As of December 31, 2020, we had registered 41 domain names, including
www.yunjiglobal.com
, among others.

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
We maintain official accounts on various social networking and live streaming platforms in China to continuously engage and communicate with our members and to promote awareness of our brand. We utilize diverse content formats for our online marketing, such as short-form video and live streaming, which enables us to better present and promote our products sourced from our quality supply chain, especially our private label products and products developed through our collaboration with emerging brands. We also engage passionate members and service managers as well as KOLs to host live streaming sessions to promote our products on various live streaming platforms. In particular, we have established online store and video account on Douyin’s
e-commerce
business and will utilize the live streaming platform to introduce and promote more quality products sourced from our supply chain to a broader range of consumers. In addition, we also organize product category-specific educational live streaming sessions through our official accounts to help consumers gain general knowledge that will help them make well-informed consumption decisions.
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
We compete primarily on the basis of the following factors: (i) differentiated, reliable and flexible supply chain with customer-to-manufacturer
(C2M) capability and strong manufacturing partner network, (ii) our ability to attract, cultivate and retain a large number of service managers who are highly effective in and passionate about fostering our close-knit community and promoting our products, (iii) our ability to attract and retain a large number of members and other users and establish strong community bonding and maintain member loyalty through social interaction effectively, (iv) our full-serviced platform that enables users to buy products easily, and (v) advanced technology infrastructure.
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

Insurance
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased food safety insurance for our products. In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance, which covers life insurance, for our employees upon request. We do not maintain business interruption insurance, nor do we maintain product liability insurance or standalone key-man
life insurance.
Regulations
This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China.
Regulations Relating to Foreign Investment
Guidance Catalogue of Industries for Foreign Investment
Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in June 2019 the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2019 Negative List, which became effective on July, 2019 to amend the Guidance Catalog. In June 2020, the MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) (2020), or the 2020 Negative List, which became effective and replaced the 2019 Negative List in July 2020. In June 2019, MOFCOM and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalog (2019), or the 2019 Encouraged List, which became effective and replaced the “encouraged” category under the Guidance Catalog. In December 2020, MOFCOM and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalog (2020), or the 2020 Encouraged List, which became effective and replaced the 2019 Encouraged List. Industries that are not listed in either the 2020 Negative List or the 2020 Encourage List are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects may be subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Foreign investment in value-added telecommunications services (except for
e-commerce)
falls within the 2020 Negative List and the percentage of foreign ownership cannot exceed 50%. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and the joint ventures are required to obtain approval from MOFCOM and MIIT for their incorporation and business operations.
In order to coincide with the implementation of the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law, the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises, or the FIEs, shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No.62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SMAR on December 28, 2019 further refine the related rules.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology, or MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds a telecommunications business operating licenses is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.
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
Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law and the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, both of which took effect on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.
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
According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

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

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended in January 2011. Under the Internet Measures, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and
“non-commercial
internet information services.” Commercial internet information services operators shall obtain an ICP License, from the relevant government authorities within China.
Each of Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, one of our VIEs, and Zhejiang Jixiang
E-commerce
Co., Ltd., or Zhejiang Jixiang, a wholly-owned subsidiary of Jishang Preferred, holds a VATS License for online data processing and transaction processing business (operating
e-commerce,
excluding internet finance and
e-hailing
services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services). Hangzhou Chuanchou, one of our VIEs, hold a VATS License for internet content-related services (excluding information search and inquiry services and real-time interactive information services).
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
Pursuant to the Publication Market Provisions, an entity engaged in the wholesale or retail of publications shall obtain an operation permit for publications. If an entity fails to obtain operation permit for publications, it may be subject to an order to cease illegal acts, fines or confiscation of illegal gains and devices, equipment used for the illegal business operation. In cases where an entity that is engaged in the distribution of publications via the internet or other information networks within the approved business scope has obtained the operation permit for publications, such entity shall complete its record-filing formalities with the publication administrative department that has approved its business scope within 15 days after launching its online distribution business. Zhejiang Jiyuan Network Technology Co., Ltd. holds an operation permit for publications whose scope includes online and retail sales of publications. Zhejiang Jixiang holds an operation permit for publications whose scope includes retail of publications and online publishing.
Filing by Third-Party Platforms Providers for Medical Device Online Trading Services and by Sellers of Medical Devices via Online Trading
Pursuant to the Regulations on the Supervision and Administration of Medical Devices, an enterprise engaging in the operation of medical devices shall have business premises and storage facilities suitable for the operation scale and scope, and shall have a quality control mechanism or personnel suitable for the medical devices it operates. An enterprise engaged in the distribution of class two medical devices shall complete record-filing formalities with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices, while an enterprise engaged in the distribution of class three medical devices shall apply for an operation permit with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices. Zhejiang Jiyuan completed the record-filing for its operation of class two medical devices in September 2020.

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
Pursuant to the Medical Devices Online Sale Measures and the Measures for Online Drug Information Service, a seller of medical devices via online transactions shall complete record-filing procedures with the competent food and drug administrative department, or such seller may be ordered to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of up to RMB10,000. Jishang Preferred obtained the Internet Pharmaceutical Information Services Qualification Certificate in March 2019 and completed the record-filing application for its online trading services for medical devices in March 2020.
Food Operation Permit
China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the CFDA in August 2015 and amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. Each of Zhejiang Youji Supply Chain Management Co., Ltd., or Youji Supply Chain, a wholly-owned subsidiary of our WFOE, and Hangzhou Chuanchou, one of our VIEs holds the Food Operation Permit.
Filing by Third-Party Platform Providers for Food Online Trading
In July 2016, the CFDA promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, pursuant to which a third-party platform provider for online food trading in the PRC shall file a record with the food and drug administration at the provincial level and obtain a filing number. Where an online food trading third-party platform provider fails to complete such filing, the provider may be ordered to make rectifications and given a warning by the competent food and drug administration, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000. Each of Jishang Preferred and Zhejiang Jixiang has completed its record-filing application as a third-party platform provider for online food trading in March 2021.
Licenses Relating to Internet Audio-Visual Program Services
The former State Administration of Radio Film and Television, or the SARFT, which is the predecessor of NRTA and the former Ministry of Information Industry jointly issued the Administrative Regulations on Internet Audio-Visual Program Service, or the Internet Audio-Visual Program Regulations, in December 2007 which became effective as of January 31, 2008 and was subsequently amended in August 2015. The Internet Audio-Visual Program Regulations define “internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the internet, and providing uploading and audio-video programs transmission services to a third party. Entities engaging in internet audio-visual programs services must obtain the internet audio-visual program transmission license, or the Audio-Visual License issued by the NRTA, which is only issued to state-owned or state-controlled entities unless the license applicants have obtained internet audio-visual program transmission licenses prior to the promulgation of the Audio-visual Program Provisions in accordance with the then-in-effect
laws and regulations. According to the Categories of the Internet Audio-Video Program Services (Trial) promulgated by the SARFT in March 2017, “aggregation of internet audio-visual programs,” meaning “editing and arranging the internet audio-visual programs on the same website and providing searching and watching services to public users,” falls into the definition of the aforementioned “internet audio-visual programs services.” As of the date of this annual report, we have not obtained the Audio-Visual License for our business, and are not qualified to apply for the Audio-Visual License according to currently applicable law.

According to the Administrative Regulations on Production of Broadcasting and Television Programs, which was promulgated by the SARFT on July 19, 2004, an entity engaged in producing broadcasting and television programs shall obtain the Production and Operation of Broadcasting and Television Programs Permit. If an entity engages in producing broadcasting and television programs without such permit, the relevant governmental authority may order such entity to cease its operations and confiscate its relevant equipment and impose a fine. We provide and display video programs on our apps, and therefore, are required obtain the Production and Operation of Broadcasting and Television Programs Permit. Jishang Preferred currently holds the Production and Operation of Broadcasting and Television Programs Permit. Beijing Feiyun Huyu Technology Co., Ltd, or Beijing Feiyun, a wholly-owned subsidiary of Yunji Preferred, obtained the Production and Operation of Broadcasting and Television Programs Permit in June 2020.
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
Regulations Relating to OEM Production and Labeling of Domestic Cosmetic Products
Pursuant to the Regulations Concerning the Hygiene Supervision over Cosmetics Products, the Hygiene Regulations, which was promulgated by the former Ministry of Health and became effective in 1990, and its implementation rules, the Implementation of Hygiene Regulations, which was promulgated by the former Ministry of Health and became effective in 1991 and amended in 2005, cosmetic products are divided into “special purpose cosmetic products” and
“non-special
purpose cosmetic products.” “Special purpose cosmetic products” refer to those cosmetics used for hair growth, hair-dye,
hair perm, hair removal, breast massage, deodorant, fading cream and sun protection. Any cosmetic product not covered by such scope is a non-special
purpose cosmetic product.
The Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, was promulgated by the State Council on June 16, 2020 and become effective from January 1, 2021 that replacing the Hygiene Regulations. Compared with the Hygiene Regulations and the Implementation Rule of Hygiene Regulations and its implementation rules, the Supervision Regulations clarify or amend certain provisions including, without limitation, the followings:

(i)
Responsibilities of the different parties in the operation of cosmetics. Firstly, the Supervision Regulations for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety re-evaluation
of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or filing the record for cosmetics shall be subject to the supervision of the NMPA. Secondly, an applicant for registration or record-filing of cosmetics may entrust another enterprise (OEMs) with the production of cosmetics. The OEMs shall obtain the corresponding license for production of cosmetics and shall carry out production in accordance with the laws, regulations, mandatory national standards, technical specifications and contractual agreements, and be responsible for production activities and accept the supervision of the applicant for registration or record-filing of cosmetics. With respect to our business operation, we will become the applicant for registration or record-filing of cosmetics under the Supervision Regulations and undertake main responsibilities for quality, safety and effectiveness claims of our cosmetics products.

(ii)
Categories of cosmetics. Cosmetics are divided into special cosmetics and ordinary cosmetics instead of special purpose cosmetic products and non-special
purpose cosmetic products. Special cosmetics refer to cosmetics for hair dye, hair perm, freckle removal and whitening, sun protection and hair loss prevention as well as those purporting to have new functions and effects, and ordinary cosmetics refer to cosmetics other than special cosmetics. The production and import of special cosmetics shall be registered with the NMPA. The production and import of ordinary cosmetics is subject to the record-filing administration.

(iii)
Legal consequences of violations. The Supervision Regulations have raised the limit for penalties for noncompliance. For example, monetary penalties on production of cosmetics without requisite permits, production of unregistered special cosmetics, use of banned materials and illegal use of materials may be subject to a fine of 30 times the value of the concerned products. Violations of the provisions of the Hygiene Regulations or the Supervision Regulations will result in different penalties ranging from fines (fixed range or, in cases of severe violations, based on the values of the illegally manufactured goods), confiscation of raw materials, products illegally manufactured or sold and illegally obtained gains, revoking licenses, and suspension of business. Furthermore, pursuant to the Supervision Regulations, the responsible individual shall be subject to an industry operation banning period for five or ten years or even criminal liability.

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

In May 2017, we received a formal notice from the local Administration for Market Regulation in Hangzhou, which ruled that our sales and marketing practice adopted in our early stage of development prior to February 2016 violated the Regulations on the Prohibition of Pyramid Selling and imposed a penalty of approximately RMB9.6 million (US$1.4 million). We fully paid this fine in June 2017 and have adjusted our business practices since February 2016 to comply with the Regulations on the Prohibition of Pyramid Selling and other applicable regulations. We have adjusted our practices specifically as follows: (i) to avoid being deemed as requesting a sum of money as entry fee through purchasing commodities, we have adjusted our membership package, which individuals are required purchase to become a member of our platform, to include a set of selected products or services and access to the
Yunji
app containing membership benefits and features; (ii) to avoid being deemed as giving material awards or other financial benefits to existing members for new member referrals, we have adjusted the rewards that we grant to our members upon a successful new member referral to
Yun-coins,
which are not redeemable for cash and can only be used as coupons for future purchases on our platform; and (iii) to avoid establishing multilevel relationship of members, we grant members incentives only for products sold directly via the links that such member shares through his/her social network, and not for products sold via links shared by any other member that was originally invited by such member. In addition, since we have provided products of value and services to our members as consideration for purchasing our membership package, and the products on our platform are offered at market prices, we believe our current business practices do not constitute as gaining “illegal benefits.” In December 2018, we and Han Kun Law Offices, our PRC legal counsel, consulted with the competent government authority in Hangzhou on our current business model and operations, and the district branch of SAMR having direct jurisdiction over our PRC entities that currently operate our membership-based social
e-commerce
platform verbally confirmed that these entities have conducted their business operations lawfully and none of these entities is in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authorities and the advice of Han Kun Law Offices, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our business model were found to be in violation of applicable laws and regulations, our business financial condition and results of operations would be materially and adversely affected.”
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

The PRC National People’s Congress enacted the PRC Civil Code on May 28, 2020, which came into effective on January 1, 2021. The PRC Civil Code, in addition to the systematic codification of provisions from existing legislations, introduces more generally acceptable provisions on the right to privacy and the protection of personal information, and provides clearer legal basis for civil actions against privacy and personal information related infringements and breaches. Personal information is the information recorded electronically or in other ways that can be used, by itself or in combination with other information, to identify a natural person, including the name, date of birth, identification number, biometric information, residential address, telephone number, email address, health information, whereabouts, and the like, of the person. The processing of personal information shall be in compliance with the principles of lawfulness, justification, and within a necessary limit, and shall not be excessively processed; Where a natural person discovers that an information processer has violated the provisions of laws or administrative regulations, or breached the agreement between both parties while processing his personal information, he has the right to request the information processor to delete it in a timely manner. According to the PRC Civil Code, a natural person’s personal information is protected by law. Any organization or individual that needs to access other’s personal information must do so in accordance with law and guarantee the safety of such information, and may not illegally collect, use, process, or transmit other’s personal information, or illegally trade, provide, or publicize such information. An information processor shall not disclose or tamper with the personal information he collects and stores, and shall not illegally provide to others the personal information of a natural person without the latter’s consent, unless the information, after being processed, cannot be used to identify any specific individual and cannot be restored to its original status. An information processor shall take technical measures and other necessary measures to ensure the security of the personal information he collects and stores, and prevent the information from being leaked, tampered with, or lost. Where a person’s personal information has been or is likely to be leaked, tampered with, or lost, he shall take remedial measures in a timely manner, notify the natural persons concerned in accordance with the regulations, and report to the relevant competent authorities. Where a natural person discovers that an information processer has violated the provisions of laws or administrative regulations, or breached the agreement between both parties while processing his personal information, he has the right to request the information processor to delete it in a timely manner.
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

According to Part VII Tort Liability of the PRC Civil Code, which was enacted by the PRC National People’s Congress in May 2020 and came into effect on January 1, 2021, if damages to other persons are caused by defective products due to the fault of third parties, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of a warning, recall of products, etc., in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.
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
Employee Stock Incentive Plan
Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC
citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.
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
Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income over a twelve-month period to residents in a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaty does not levy any tax, exempts the relevant income from tax, or levies tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her “beneficial owner” status shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of
Non-Resident
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
Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including, without limitation, any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.
Based on the foregoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on
capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

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
Regulations on Dividend Distribution
The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013 and 2018, and the Foreign Investment Law take into effect on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax
profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

C.	Organizational Structure
The chart below summarizes our corporate structure, including our principal subsidiaries, our VIEs and our VIEs’ principal subsidiaries, as of the date of this annual report:

Equity interests (100% unless otherwise specified)

Contractual arrangements (For details. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders.”)

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

(2)
Mr. Shanglue Xiao and Mr. Huan Hao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao and Mr. Huan Hao are both beneficial owners of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company and Mr. Huan Hao also serves as the chief technology officer of our company.

(3)	Mr. Wenwei Shu holds 100% of equity interests in Hangzhou Chuanchou. Mr. Wenwei Shu is a nominee of our company.
(4)	Mrs. Panyan Ding and Mr. Wenwei Shu each holds 60% and 40% of the equity interests in Hangzhou Fengjing. Mrs. Panyan Ding and Mr. Wenwei Shu are nominees of our company.
(5)
Yunchuang Sharing holds 10% of the equity interest in Zhejiang Jiyuan, and Zhejiang Fengji Technology Co., Ltd., an indirect wholly-owned foreign-invested enterprise subsidiary of Yunji Inc., holds 90% of the equity interest in Zhejiang Jiyuan.

The following is a summary of the currently effective contractual arrangements relating to Yunji Sharing, Yunji Preferred, Hangzhou Chuanchou and Hangzhou Fengjing.
Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Yunchuang Sharing is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in China through Yunji Sharing, Yunji Preferred, Hangzhou Chuanchou and Hangzhou Fengjing, our consolidated affiliated entities in the PRC, based on a series of contractual arrangements by and among Yunchuang Sharing, our VIEs and their shareholders. We refer to Yunchuang Sharing as our WFOE, and Yunji Sharing, Yunji Preferred, Hangzhou Chuanchou and Hangzhou Fengjing collectively as our VIEs in this annual report.
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
Agreements that provide us with effective control over our VIEs
Proxy Agreement and Power of Attorney.
Pursuant to the amended and restated proxy agreement and power of attorney, dated December 14, 2018, among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred, each of the shareholders of Yunji Preferred has executed a power of attorney to irrevocably authorize our WFOE, or any person designated by our WFOE, to act as its attorney-in-fact
to exercise all of its rights as a shareholder of Yunji Preferred, including, but not limited to, the right to (i) convene and attend shareholders’ meetings, (ii) sign and deliver written resolutions on behalf of such shareholder, (iii) vote on any resolution that requires shareholders to vote, such as the sale, transfer and disposal of all or part of the assets owned by a shareholder, and (iv) sell, transfer, pledge or dispose all or part of a shareholder’s equity interests in Yunji Preferred. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of Yunji Preferred or otherwise instructed by our WFOE.
On December 17, 2018, our WFOE, Yunji Sharing and the shareholders of Yunji Sharing entered into an amended and restated proxy agreement and power of attorney, and each of the shareholders of Yunji Sharing executed a power of attorney, which contained terms substantially similar to the proxy agreement and power of attorney by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above.
On October 23, 2020, our WFOE, Hangzhou Chuanchou and the shareholder of Hangzhou Chuanchou entered into a proxy agreement and power of attorney, and the shareholder of Hangzhou Chuanchou executed a power of attorney, which contained terms substantially similar to the proxy agreement and power of attorney by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above.
On December 18, 2020, our WFOE, Hangzhou Fengjing and the shareholders of Hangzhou Fengjing entered into a proxy agreement and power of attorney, and each of the shareholders of Hangzhou Fengjing executed a power of attorney, which contained terms substantially similar to the proxy agreement and power of attorney by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above.
Equity Interest Pledge Agreements.
Pursuant to the amended and restated equity interest pledge agreement, dated December 14, 2018, among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred, the shareholders of Yunji Preferred have pledged 100% equity interests in Yunji Preferred to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreement, the exclusive service agreement, the proxy agreement and power of attorney, as well as the performance by Yunji Preferred of its obligations under the exclusive option agreement and the exclusive service agreement. In the event of a breach by Yunji Preferred or any of its shareholders of contractual obligations under these contractual arrangements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Yunji Preferred and will have priority in receiving the proceeds from such disposal. The shareholders of Yunji Preferred also covenant that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the pledges are released.

On December 17, 2018, our WFOE, Yunji Sharing and the shareholders of Yunji Sharing entered into an amended and restated equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above.
On October 23, 2020, our WFOE, Hangzhou Chuanchou and the shareholder of Hangzhou Chuanchou entered into an equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above.
On December 18, 2020, our WFOE, Hangzhou Fengjing and the shareholders of Hangzhou Fengjing entered into an equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above.
We have completed the registration of the equity interest pledge under the amended and restated equity interest pledge agreements in relation to each of Yunji Preferred and Yunji Sharing with the relevant office of the State Administration of Market Regulation. We are in the process of applying the registration of the equity interest pledge under the equity interest pledge agreements in relation to each of Hangzhou Chuanchou and Hangzhou Fengjing.
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
On October 23, 2020, our WFOE and Hangzhou Chuanchou entered into an exclusive service agreement, which contains terms substantially similar to the exclusive service agreement between our WFOE and Yunji Preferred described above.
On December 18, 2020, our WFOE and Hangzhou Fengjing entered into an exclusive service agreement, which contains terms substantially similar to the exclusive service agreement between our WFOE and Yunji Preferred described above.

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
On October 23, 2020, our WFOE, Hangzhou Chuanchou and the shareholder of Hangzhou Chuanchou entered into an exclusive option agreement, which contained terms substantially similar to the exclusive option agreement by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above, except that our WFOE may exercise the options to purchase the equity interests and assets of Hangzhou Chuanchou at the price of RMB1.00 or the lowest price permitted under applicable PRC law.
On December 18, 2020, our WFOE, Hangzhou Fengjing and the shareholders of Hangzhou Fengjing entered into an exclusive option agreement, which contained terms substantially similar to the exclusive option agreement by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above, except that our WFOE may exercise the options to purchase the equity interests and assets of Hangzhou Fengjing at the price of RMB1.00 or the lowest price permitted under applicable PRC law.
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
Spousal Consent Letters.
The spouses of the shareholders of Yunji Preferred have each signed a spousal consent letter agreeing that the equity interests in Yunji Preferred held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with our WFOE. Each spouse agreed not to assert any rights over the equity interest in Yunji Preferred held by the respective shareholder. Mr. Wenwei Shu, the sole shareholder of Hangzhou Chuanchou and one of the shareholders of Hangzhou Fengjing, has no spouse yet. The spouse of Mrs. Panyan Ding, the other shareholder of Hangzhou Fengjing, has signed a spousal consent letter agreeing that the equity interests in Hangzhou Fengjing held by and registered under the name of Mrs. Ding will be disposed pursuant to the contractual agreements with our WFOE. The spouse of Mrs. Ding agreed not to assert any rights over the equity interest in Hangzhou Fengjing held by Mrs. Ding.
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
We are headquartered in Hangzhou, China and have leased an aggregate of approximately 10,257 square meters of office space in Hangzhou. As of the date of this annual report, we have also leased an aggregate of approximately 2,998 and 5,446 square meters of office space in Hefei and Shenzhen, China, respectively.
As of December 31, 2020, warehouse facilities in our fulfillment network included three central warehouses and 14 regional warehouses in China. We engage third-party vendors for all of our warehouse facilities in 11 cities with an aggregate floor area of approximately 107,800 square meters, including providing physical space for such facilities and operating the day-to-day
activities of such facilities.
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
Our total revenues were RMB13,015.2 million, RMB11,672.0 million and RMB5,530.3 million (US$847.5 million) in 2018, 2019 and 2020, respectively. The decreases in total revenues in 2019 and 2020 were primarily due to decreases in revenues from sales of merchandise as we shifted portions of our merchandise sales business to our marketplace business whereby third-party merchants can sell products on our platform and pay us commissions on their sales. Revenues generated under the marketplace business were recognized on a net basis, while revenues generated under our merchandise sales business were recognized on a gross basis. We recorded net loss of RMB151.7 million (US$23.2 million), RMB123.8 million and RMB56.3 million in 2020, 2019, and 2018, respectively.

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
Our ability to manage product offerings and supply chain
Our results of operations are also affected by whether we can successfully implement our product selection strategy and manage our product offerings. We offer broad coverage of product categories to cater to the various daily needs of our users and their households, but provide carefully curated items within each category to meet the preferences of our users. In December 2020, we offered an average of 17,090 SPUs on our platform on a daily basis, including products of mainstream brands, emerging brands and our own brands.
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
Our ability to fulfill orders cost-effectively
Our results of operations depend in part on our ability to fulfill orders quickly and accurately, as it is an important part of a compelling customer experience. We provide centralized and comprehensive fulfillment and customer service to users primarily through collaboration with contracted third-party vendors. As of December 31, 2020, warehouse facilities in our fulfillment network included three central warehouses and 14 regional warehouses, with an aggregate gross floor area of approximately 107,800 square meters in 11 cities. In the first quarter of 2019, we launched our marketplace business, allowing third-party merchants to sell their products on our platform and pay commissions on their sales to us. Unlike our merchandise sales business where we handle the fulfillment process for the products sold, substantially all of the third-party merchants under our marketplace business handle the fulfillment logistics for their products sold on our platform, thereby lessening the demand for expansion of our fulfillment infrastructure. We have started and will continue integrating and consolidating our warehouse facilities to improve the efficiency in fulfilling orders placed from all areas in China under our merchandise sales business and to enhance customer experience. We have primarily relied on third-party logistics service providers to operate the warehouses and provide last-mile delivery, third-party online payment platforms to provide various payment options, and BPO arrangements to provide customer services. As our user base grows and business evolves, we may invest more resources in operating fulfillment facilities and hiring our own personnel to better meet the demands of our anticipated growth, and we must make such investments in a cost-effective manner.
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

Impact of
COVID-19
On Our Operations
Substantially all of our revenues are derived from online retail sales in China. Our results of operations and financial condition in 2020, and in the first quarter of 2020 in particular, were affected by the outbreak of
COVID-19
that severely impacted China and the rest of the world beginning in January 2020. In early 2020, the
COVID-19
pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, we, our suppliers, third-party merchants, third-party logistics service providers and other business partners experienced various degrees of temporary shutdowns and delays in commencement of operations. In addition, during this period of outbreak, the level of engagement of our members and users declined compared to the prior period due to the
COVID-19
outbreak; our ability to fulfill orders cost-effectively were adversely affected; and we experienced difficulties in maintaining our desired efficient cost structure and creating incentives for our suppliers and third-party merchants to provide us and our members with competitive prices, as we work to ensure supply availability, maintain price stability, and prevent price gouging of daily essential items and epidemic containment materials on our platform to support the well-being of our members and users.
Many of the quarantine measures within China have since been relaxed, and we, together with our suppliers, third-party merchants, third-party logistics service providers and other business partners, have gradually resumed normal operations since early March 2020 The
COVID-19
global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of
COVID-19
outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, especially our product mix, our financial condition and our cash flows will depend on the future development of the outbreak, which is also highly uncertain and difficult to predict and will depend on a number of factors, including the duration and severity of
COVID-19,
the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of
COVID-19
vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected. In particular, recently there have been new waves of outbreaks in various cities in China and if the situation materially deteriorates in China, the Chinese government may again implement strict quarantine measures to contain the new waves of outbreak and our operations and the operations of our business partners may be materially and adversely affected.
As of December 31, 2020, we had cash, cash equivalents and restricted cash of RMB1,189.7 million (US$182.3 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.
See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”
Key Components of Results of Operations
Revenues
Revenues are comprised of sale of merchandise, net, membership program revenue, marketplace revenue and other revenues. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sale of merchandise, net	11,388,425	87.5	10,548,322	90.3	4,829,397	740,138	87.3
Membership program revenue	1,552,437	11.9	776,839	6.7	42,438	6,503	0.8
Marketplace revenue	—	0.0	311,914	2.7	599,895	91,938	10.8
Other revenues	74,363	0.6	34,949	0.3	58,527	8,970	1.1

Total	13,015,225	100.0	11,672,024	100.0	5,530,257	847,549	100.0

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
Yun-coin
representing RMB1.00.
Yun-coins
cannot be redeemed for cash. Members may transfer
Yun-coins
to others for free. In order to stimulate our users’ interest in transacting on our platform and attract more members, in 2019, we provided each non-member
user with a free three-month experiential period during which time the user had access to the full spectrum of membership benefits. After the three-month experiential period, the user could become our member if he or she met a certain cumulative spending threshold or certain other requirements during the experiential period or if he or she purchased one of our membership packages. Starting in January 2020, we further refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the
Yunji
app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year
period, the user may extend his or her membership for an extra year. As a result of the refinement of our membership enrollment system in 2020, revenues from membership program in 2020 were from deferred revenue of prior paying members. We have ceased allowing users to become members free of charge since April 1, 2021. We currently require new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. In addition, current members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. Other current members could also become diamond members if they spend RMB398 or more by the earlier of (i) the expiration date of their current membership and (ii) December 31, 2021.
In the first quarter of 2019, we launched our marketplace business, allowing third-party merchants to sell their products on the platform and pay commissions on their sales to us. The revenues from the marketplace business is recognized on a net basis.
Other revenues include revenues earned on net basis from sales of certain products on our platform, such as air tickets, tourist attractions tickets, cruise, group tour, hotel reservation and car insurance policies and revenues generated from offering loans to qualified customers.
Operating Cost and Expenses
Operating cost and expenses consist primarily of cost of revenues, fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating Cost and Expenses:
Cost of revenues	10,706,596	82.3	9,249,474	79.2	3,939,997	603,830	71.2
Fulfillment	1,162,051	8.9	965,883	8.3	450,104	68,981	8.1
Sales and marketing	955,128	7.3	1,187,462	10.2	806,140	123,546	14.6
Technology and content	143,645	1.1	315,167	2.7	202,817	31,083	3.7
General and administrative	147,208	1.1	277,487	2.4	261,877	40,135	4.7

Total	13,114,628	100.8	11,995,473	102.8	5,660,935	867,575	102.3

Cost of revenues.
Cost of revenues consists of purchase price of merchandise, inbound shipping charges, write-downs of inventory and member training costs. Inbound shipping charges to receive merchandise from suppliers are included in the inventories, and recognized as cost of revenues upon sale of the merchandise to the customers.
Fulfillment expenses.
Fulfillment expenses represent packaging material costs and those costs incurred in outbound shipping, operating and staffing our fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging and preparing customer orders for shipment, processing payment and related transaction costs and responding to inquiries from customers, depreciation expenses, payroll costs including share-based compensation expenses, and other daily expenses which are related to the purchasing functions. Fulfillment costs also contain third-party payment transaction fees, such as bank card processing and debit card processing fees.
Sales and marketing expenses
. Sales and marketing expenses comprise primarily of member management fees, promotion expenses, marketplace coupons, payroll costs including share-based compensation expenses, depreciation expenses and other daily expenses which are related to the sales and marketing functions. We engage third-party vendors to provide member management services, which are ultimately performed by service managers who enter into employment contracts with the third-party vendors. Certain of our members (customers) have been engaged by third-party vendors to serve as service managers. We have concluded that the member management services provided by the service managers, including those who are also members, are for distinct services at fair value, and records the member management fees paid to the third-party vendors as sales and marketing expenses.
Technology and content expenses
. Technology and content expenses are expensed as incurred and primarily consist of payroll costs including share-based compensation expenses, rental expenses, costs associated with the computing, storage and telecommunications infrastructure for internal use that support our system and the services of our apps and other expenses related to the technology and content functions, which are responsible for technology research and development and content editing. We account for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. Costs capitalized for developing such software application were not material for the periods presented in this annual report.
General and administrative expenses
. General and administrative expenses consist of payroll costs including share-based compensation expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.
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
Dividends paid by our WFOE to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”

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

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues:
Sale of merchandise, net	11,388,425	10,548,322	4,829,397	740,138
Membership program revenue	1,552,437	776,839	42,438	6,503
Marketplace revenue	—	311,914	599,895	91,938
Other revenues	74,363	34,949	58,527	8,970

Total revenues	13,015,225	11,672,024	5,530,257	847,549
Operating cost and expenses (1):
Cost of revenues	(10,706,596)	(9,249,474)	(3,939,997)	(603,830)
Fulfilment	(1,162,051)	(965,883)	(450,104)	(68,981)
Sales and marketing	(955,128)	(1,187,462)	(806,140)	(123,546)
Technology and content	(143,645)	(315,167)	(202,817)	(31,083)
General and administrative	(147,208)	(277,487)	(261,877)	(40,135)

Total operating cost and expenses	(13,114,628)	(11,995,473)	(5,660,935)	(867,575)

Other Operating Income (2)	7,048	68,646	33,218	5,091

Loss from operations	(92,355)	(254,803)	(97,460)	(14,935)
Financial income/(expense), net	46,068	121,370	(8,571)	(1,314)
Foreign exchange loss, net	(685)	(12,397)	(919)	(141)
Other non-operating income/(loss), net	—	8,497	(1,610)	(247)

Loss before income tax expense, and equity in income of affiliates, net of tax	(46,972)	(137,333)	(108,560)	(16,637)
Income tax (expense)/benefit	(12,346)	16,720	(39,298)	(6,022)
Equity in income/(loss) of affiliates, net of tax	2,992	(3,221)	(3,834)	(586)

Net loss	(56,326)	(123,834)	(151,692)	(23,245)

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	3,192	29,884	12,362	1,792
Technology and content	4,434	10,562	8,887	1,288
General and administrative	41,932	79,011	71,777	10,403
Fulfillment	4,742	8,740	5,352	776

Total	54,300	128,197	98,378	14,259

(2)
Starting from 2020, we present government grants, which are received from local government to support and reward our ongoing business and operations, as other operating income instead of other non-operating
income/(loss), net. The relevant item in the prior year periods of RMB 7,048 and RMB 43,599 for the year ended December 31, 2018 and 2019, respectively, are also reclassified from other non-operating
income/(loss), net to other operating income, to be in conformity with the presentation for the year ended December 31, 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019
Revenues
Our revenues decreased by 52.6% from RMB11,672.0 million in 2019 to RMB5,530.3 million (US$847.5 million) in 2020, primarily due to a decrease in revenues from sales of merchandise as a result of an increase in the proportion of our business contributed from our marketplace business, which was launched in the first quarter of 2019. Marketplace revenue was generated on the marketplace business platform and recognized on a net basis, while sale of merchandise, net was generated on the merchandise sales platform and recognized on a gross basis. The number of orders fulfilled under our merchandise sales business decreased by 32.1% from 166.6 million in 2019 to 113.2 million in 2020 and the number of orders fulfilled by third-party merchants under the marketplace business grew by 90.2% from 34.6 million in 2019 to 65.8 million in 2020. The number of buyers decreased slightly from 22.5 million in 2019 to 17.4 million in 2020. Our GMV increased by 1.8% from RMB35.3 billion in 2019 to RMB35.9 billion in 2020. The decrease in total number of orders fulfilled by us and by third-party merchants and the decrease in the number of buyers from 2019 to 2020 are mainly attributable to the fact that a significant portion of the new members and users we attracted to our platform in 2019 through large-scale user acquisition campaigns did not become loyal members of our platform and subsequently left our platform in 2020. Starting in 2020, we have placed more emphasis on enhancing member and user loyalty and activities, which contributed to the increase in GMV in 2020 compared to 2019 despite the decrease in number of buyers during the same period.

•
Revenue from sale of merchandise, net.
Our revenue from sale of merchandise, net decreased by 54.2% from RMB10,548.3 million in 2019 to RMB4,829.4 million (US$740.1 million) in 2020 due to a portion of merchandise sales shifted to marketplace business platform as we continued to reallocate our internal resources to accommodate the increase of marketplace business and to further improve the operational efficiencies on our platform.

•
Revenue from membership programs.
Membership program revenue decreased by 94.5% from RMB776.8 million in 2019 to RMB42.4 million (US$6.5 million) in 2020, primarily due to our ongoing refinement of our membership enrollment system. Beginning in January 2020, we have allowed any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the
Yunji
app. Revenues from the membership program in 2020 were from the deferred revenue of prior paying members.

•
Revenue from marketplace business.
Revenue from the marketplace business increased by 92.3% from RMB311.9 million in 2019 to RMB599.9 million (US$91.9 million) in 2020, primarily due to the increased number of popular brands and merchants on our platform and the increased sales through a diverse range of sales channels on other platforms.

•	Other revenues. Other revenues increased by 67.5% from RMB34.9 million in 2019 to RMB58.5 million (US$9.0 million) in 2020.
Operating cost and expenses
Our total operating cost and expenses decreased by 52.8% from RMB11,995.5 million in 2019 to RMB5,660.9 million (US$867.6 million) in 2020. This decrease was due to decreases in all of our operating cost and expenses line items.

•
Cost of revenues.
Our cost of revenues decreased by 57.4% from RMB9,249.5 million, representing 79.2% of our total revenues, in 2019 to RMB3,940.0 million (US$603.8 million), representing 71.2% of our total revenues, in 2020, which was mainly attributable to the decline in our merchandise sales, which recognize revenues on a gross basis.

•
Fulfillment expenses.
Our fulfillment expenses decreased by 53.4% from RMB965.9 million, representing 8.3% of our total revenues, in 2019 to RMB450.1 million (US$69.0 million), representing 8.1% of our total revenues, in 2020. This decrease was primarily attributable to (i) reduced warehousing and logistics expenses due to lower merchandise sales and improved logistics efficiency, (ii) decreased service fees charged by third-party payment settlement platforms as we secured lower transaction fee rates, (iii) reduced personnel costs due to headcount optimization and (iv) decreased share-based compensation expenses, which included a reversal of RMB8.9 million in share-based compensation expenses that had been recognized in 2019.

•
Sales and marketing expenses
. Our sales and marketing expenses decreased by 32.1% from RMB1,187.5 million, representing 10.2% of our total revenues, in 2019 to RMB806.1 million (US$123.5 million), representing 14.6% of our total revenues, in 2020. The decrease in sales and marketing expenses was primarily attributable to the reduction in member management fees as a result of improvements to our member management efficiency. This decrease was partially offset by an increase in business promotion expenses, which resulted from our efforts to attract more popular brands and merchants to our marketplace business through the execution of more business development activities.

•
Technology and content expenses
. Our technology and content expenses decreased by 35.6% from RMB315.2 million, representing 2.7% of our total revenues, in 2019 to RMB202.8 million (US$31.1 million), representing 3.7% of our total revenues, in 2020, primarily due to (i) reduced server costs resulting from the better contract terms that we secured with our server providers, and (ii) reduced personnel costs as a result of headcount optimization.

•
General and administrative expenses
. Our general and administrative expenses decreased by 5.6% from RMB277.5 million, representing 2.4% of our total revenues, in 2019 to RMB261.9 million (US$40.1 million), representing 4.7% of our total revenues, in 2020. The decrease was primarily attributable to reduced personnel costs as a result of headcount optimization, and decreased share-based compensation expenses, which included a reversal of RMB25.9 million in share-based compensation expenses that had been recognized in 2019. The decrease was partially offset by higher professional service fees.

Loss from operations
Our loss from operations was RMB97.5 million (US$14.9 million) in 2020, compared to RMB254.8 million in 2019. The decrease in our loss from operations was primarily due to improvements in our operating efficiency.
Financial income/(loss), net
Our financial loss, net was RMB8.6 million (US$1.3 million) in 2020, compared to financial income, net of RMB121.4 million in 2019 as a result of a decrease in the readily determinable fair value of our investment in the equity securities of a Hong Kong listed Company, GXG(1817.HK).
Foreign exchange loss, net
We recorded foreign exchange loss, net of RMB0.9 million (US$0.1 million) in 2020, compared to RMB12.4 million in 2019 primarily due to the depreciation of U.S. dollar against the Renminbi.
Income tax benefit/(expense)
We recorded income tax expense of RMB39.3 million (US$6.0 million) in 2020, compared to income tax benefit of RMB16.7 million in 2019, primarily due to the increase in the valuation allowance as it was more likely than not that we will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries.
Net loss
As a result of the foregoing, we recorded net loss of RMB151.7 million (US$23.2 million) in 2020, compared to RMB123.8 million in 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018
Revenues
Our revenues decreased by 10.3% from RMB13,015.2 million in 2018 to RMB11,672.0 million in 2019, primarily due to a decrease in revenues from sales of merchandise as a result of an increase in the proportion of our business contributed from our marketplace business platform, which was launched in the first quarter of 2019. Marketplace revenue was generated on the marketplace business platform and recognized on a net basis, while sale of merchandise, net was generated on the merchandise sales platform and recognized on a gross basis. The number of orders fulfilled under our merchandise sales business grew by 8.5% from 153.4 million in 2018 to 166.6 million in 2019 and the number of orders fulfilled by third-party merchants under the marketplace business in 2019 was 34.6 million. The significant increase in the total number of orders fulfilled by us and our third-party merchants in 2019 was primarily due to (i) our ability to continually optimize the mix of our product offerings and carefully curate products of higher quality at attractive prices to fulfill buyers’ needs, and (ii) our unique membership-based social
e-commerce
model that led to exponential growth in our member base, which we have relied upon for promotion of products and new membership referrals, while the number of buyers decreased slightly from 23.2 million in 2018 to 22.5 million in 2019.

•
Revenue from sale of merchandise, net.
Our revenue from sale of merchandise, net decreased by 7.4% from RMB11,388.4 million in 2018 to RMB10,548.3 million in 2019 due to an increase in the proportion of our business contributed from our marketplace business platform, which was partially offset by the positive revenue impact from a decrease in estimated refunds payable to members. The estimation of refund payable to members is based upon the historical data of referral incentives earned by referring members within their active life cycle. The balance of the payable was RMB396,024 at December 31, 2018, and reflected our strategy to utilize membership packages and referrals as a principal means of gaining customers. In order to stimulate our users’ interest in transacting on our platform and attract more members, in 2019, we provided each non-member
user with a free three-month experiential period during which time the user had access to the full spectrum of membership benefits. After the three-month experiential period, the user could become our member if he or she met a certain cumulative spending threshold or certain other requirements during the experiential period or if he or she purchased one of our membership packages. The free three-month experiential period enlarged our member base in 2019 by attracting more non-member
users to become members. It further encouraged an increasing percentage of members to purchase more merchandise to meet the cumulative spending threshold and enjoy the member exclusive discounts under the membership program. Upon the successful launch of the free three-month experiential period, the amount of revenue earned from referring members, and the commissions paid to them, decreased since late of the second quarter of 2019. Based on this new pattern of activity, and the continuing expansion of the free three-month experiential period, we recognized a change in estimate to reduce the refund payable to members by RMB379,370 during 2019. The adjustment was recorded as an increase in revenue, reflecting the original establishment of the refund payable as a reduction in revenue (as a form of variable revenue consideration). The balance of the refund payable as of December 31, 2019 was RMB26,883, and reflected our best estimate of its liability based on historical patterns of earnings and redemptions, after the introduction of the above mentioned promotion activities.

•
Revenue from membership programs.
Membership program revenue decreased by 50.0% from RMB1,552.4 million in 2018 to RMB776.8 million in 2019, primarily due to the refinement of our membership enrollment system to provide users with alternative paths to achieve membership status in order to facilitate further business expansion. Alternative paths to achieve membership status include purchasing gift packages or meeting certain other requirements.

•
Revenue from marketplace business.
Revenue from the marketplace business was RMB311.9 million in 2019 compared with nil in 2018, as we continued to increase our investments in attracting more popular brands and merchants onto our platform after launching the marketplace business in the first quarter of 2019 and our marketplace business continued to generate higher commission rates.

•	Other revenues. Other revenues decreased by 53.0% from RMB74.4 million in 2018 to RMB34.9 million in 2019.

Operating cost and expenses
Our total operating cost and expenses decreased by 8.5% from RMB13,114.6 million in 2018 to RMB11,995.5 million in 2019. This decrease was due to decreases in cost of revenues and fulfillment expenses, which was partially offset by increases in sales and marketing expenses, technology and content expenses and general and administrative expenses.

•
Cost of revenues.
Our cost of revenues decreased by 13.6% from RMB10,706.6 million, representing 82.3% of our total revenues, in 2018 to RMB9,249.5 million, representing 79.2% of our total revenues, in 2019, which was mainly attributable to the decline in our sales of merchandise, which recognize revenues on a gross basis.

•
Fulfillment expenses.
Our fulfillment expenses decreased by 16.9% from RMB1,162.1 million, representing 8.9% of our total revenues, in 2018 to RMB965.9 million, representing 8.3% of our total revenues, in 2019. This decrease was primarily attributable to a decrease in our warehousing and logistics expenses from RMB866.6 million in 2018 to RMB585.2 million in 2019, resulting from lower merchandise sales and improved logistics efficiency, which was partially offset by an increase in personnel costs from RMB123.1 million in 2018 to RMB187.4 million in 2019, as the headcount of our fulfillment personnel increased from 392 as of December 31, 2018 to an average of 456 during the year ended December 31, 2019.

•
Sales and marketing expenses
. Our sales and marketing expenses increased by 24.3% from RMB955.1 million, representing 7.3% of our total revenues, in 2018 to RMB1,187.5 million, representing 10.2% of our total revenues, in 2019. The increase in sales and marketing expenses was primarily attributable to (i) an increase in member management fees from RMB834.6 million in 2018 to RMB876.8 million in 2019 due to an 86.5% increase in the cumulative number of members on our platform from 7.4 million as of December 31, 2018 to 13.8 million as of December 31, 2019, (ii) an increase in personnel costs from RMB34.8 million in 2018 to RMB51.3 million in 2019, as the headcount of our sales and marketing personnel increased from 105 as of December 31, 2018 to 205 as of December 31, 2019, and (iii) an increase in business promotion expenses from RMB44.9 million in 2018 to RMB189.8 million in 2019 due to more brand and business promotion activities in 2019, especially increased business development activities for our marketplace business platform to attract more popular brands and merchants, and (iv) an increase in share-based compensation expenses from RMB3.2 million in 2018 to RMB29.9 million in 2019 due to new grant share-based awards.

•
Technology and content expenses
. Our technology and content expenses increased by 119.4% from RMB143.6 million, representing 1.1% of our total revenues, in 2018 to RMB315.2 million, representing 2.7% of our total revenues, in 2019, primarily due to (i) an increase in personnel costs from RMB86.6 million in 2018 to RMB186.9 million in 2019, as the number of our research and development employees increased from 409 as of December 31, 2018 to 523 as of December 31, 2019, and (ii) an increase in costs of servers from RMB41.6 million in 2018 to RMB103.3 million in 2019, which was due to the growth in user traffic.

•
General and administrative expenses
. Our general and administrative expenses increased by 88.5% from RMB147.2 million, representing 1.1% of our total revenues, in 2018 to RMB277.5 million, representing 2.4% of our total revenues, in 2019. The increase was primarily attributable to (i) an increase in personnel costs from RMB54.9 million in 2018 to RMB127.6 million in 2019, resulting from an increase in headcount of general and administrative employees from 107 as of December 31, 2018 to 213 as of December 31, 2019 and an increased amount of bonuses paid, and (ii) an increase in share-based compensation expenses from RMB41.9 million in 2018 to RMB79.0 million in 2019 due to new grant share-based awards.

Loss from operations
Our loss from operations was RMB254.8 million in 2019, compared to RMB92.4 million in 2018. The increase in our loss from operations was primarily due to increases in share-based compensation expenses, personnel costs and market promotion fees.

Financial income, net
Our financial income, net was RMB121.4 million in 2019, compared to RMB46.1 million in 2018. This increase was primarily due to an increase in the readily determinable fair value of our investment in the equity securities of a Hong Kong listed Company, GXG (1817.HK).
Foreign exchange gain/(loss), net
We recorded foreign exchange loss, net of RMB12.4 million in 2019, compared to foreign exchange loss, net of RMB0.7 million in 2018 as a result of the loss for the exchange settlement from the third-party payment settlement platform, which was partially offset by the appreciation of the U.S. dollar against the Renminbi.
Income tax benefit/(expense)
We recorded income tax benefit of RMB16.7 million in 2019, compared to income tax expense of RMB12.3 million in 2018, primarily because (i) the tax rate of Jishang Preferred changed from 15% in 2018 to 25% in 2019, which resulted in an increase of RMB35.3 million of deferred tax assets on the revaluation in 2019 and (ii) an increase in deduction for research and development expenses, which was RMB89.0 million in 2019 compared to RMB77.6 million in 2018, as the number of our research and development employees increased, partially offset by (i) an increase in our share-based compensation expense from RMB54.3 million in 2018 to RMB128.2 million in 2019 and (ii) an increase in valuation allowance form RMB10.0 million in 2018 to RMB65.2 million in 2019, because we will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries.
Net loss
As a result of the foregoing, we recorded net loss of RMB123.8 million in 2019, compared to RMB56.3 million in 2018.
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
Membership program
Before January 2020, we earn membership fees from our members, who pay a fixed fee in exchange for (1) a merchandise gift package, (2) the right to receive member exclusive discounts for merchandise sold on the Yunji app, (3) access rights to the member-exclusive features on the Yunji app, (4) the right to receive units of
Yun-coin
upon a successful new member referral (“Referral
Yun-coins”),
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
For the merchandise gift package, revenue is recognized when the receipt of the gift package is confirmed by the members. For the right to receive Referral
Yun-coins,
revenue is recognized when Referral
Yun-coin
is used and redeemed, or upon expiration if not redeemed. For New Member
Yun-coins,
revenue is recognized when the New Member
Yun-coin
is used and redeemed, or upon expiration if not redeemed. The allocated amounts of the transaction price to the right to receive Referral
Yun-coin
and New Member
Yun-coin
incorporate estimation of breakages based upon historical data, and are deferred on the balance sheet upon the collection of the upfront membership fees. For member exclusive training, revenue is recognized when the training courses are delivered over the service period by the third-party vendors engaged by us. For the remaining performance obligations, revenue is recognized over the period of the active life cycle of our members on a straight-line basis. The active life cycle of our members is estimated based on historical behavior of these members, which is approximately one year.
In addition, when members subsequently purchase merchandise, the members initially pay for their purchases at non-member
regular prices, and then are issued refunds equal to the member-exclusive discounts from us as a credit upon the members confirming receipt of the merchandise. We record such anticipated refunds as a reduction of revenue and discounts payables to the members.

Starting from January 2020, we have allowed any user to become our member free of charge for one year by simply registering for an account on
Yunji
App. When users become members in this manner, they are still entitled to enjoy the right to receive member exclusive discounts for merchandise sold on the
Yunji
App.
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
Remaining performance obligations
The remaining performance obligations associated with our sale of merchandise represent the cash collected upfront from the customers for their purchase of merchandise on our apps, but the underlying merchandise has not yet been received by the customers, which is included in the presentation of deferred revenue and are expected to be recognized as revenue when the receipt of merchandise is confirmed by the customers.
Revenue allocated to remaining performance obligations of our membership program represents that portion of the overall transaction price that has been received (or for which we have an unconditional right to payment) allocated to obligations under the membership program that we have not yet fulfilled, which is included in the presentation of deferred revenue and are expected to be recognized as revenue within 12 months.
The remaining performance obligations associated with our marketplace revenue represents the portion of commission fee included in the payment collected from the users for their purchase of merchandise on the Yunji app on behalf of the merchants, but the underlying merchandise has not yet been received by the users, which is included in the presentation of deferred revenue and are expected to be recognized as revenue when the transactions are completed.
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
We also offer loans to qualified customers, including the merchants, and changes an interest based on the principal through factoring arrangements. We extend loans to merchants for their expected orders in addition to the loans to the same merchants who factored their accounts receivable generated from their transactions completed on
Yunji
App with recourse. We also extend loans to unrelated customers who factored their account receivable derived from their own business with recourse. We record factoring receivables, which is included in accounts receivable, when the cash is advanced to the customers. The interests are recognized over the term of loans, normally within one year. From cash flow perspective, when we have legal rights to net settle the factoring receivables from merchants with its payable to merchants, we settle the factoring receivables with the payables to the same merchant respectively, provided by the legal rights as per agreement between the two parties.

Refund payable to members
After joining our membership program, members are able to make referrals to other users through their social networks. We provide incentives to those referring members by paying a cash refund upon a successful merchandise referral.
Since customers are only able to receive referral incentives after they become members. When the member become a customer of us by either paying the membership fees or making purchase of merchandise sold on our
Yunji
app after they register as a member, the referral incentives related to merchandise referral are considered payments to customers (and are not payment for a distinct good or service) and accounted for as a refund payable to members. Such refunds are estimated at the time the membership fee is received or at the time that the members make merchandise purchases, and recorded as refund payable to members, and reduce the transaction price (that we expect to be entitled to keep) for the membership fee revenue recognition calculation described above accordingly. Any amount of referral incentives expected to be paid in excess of the initial membership fee received is recorded as refund payable to members (and reduces merchandise revenue subsequently generated from those members) at the time they make subsequent merchandise purchases, up to the amount of the expected future referral incentives.
The estimation of refunds payable to members involves the assumption of the members’ active life cycle and the expected number of members who will earn referral incentives, based upon the historical data of referral incentives earned by referring members within their active life cycle. Once the referral incentives are earned by the referring members, the amounts are transferred to the members’ individual
Yunji
App accounts and reclassified from refund payable to members to incentive payables to members.
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
Inventories, net
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs of RMB2.5 million, RMB3.6 million and RMB40.6 million are recorded in cost of revenues in the consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019 and 2020, respectively.

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
On December 19, 2017, June 30, 2018, November 28, 2018, and January 31, 2019, we granted 73,225,200, 12,021,500, 5,540,000 and 4,968,000 stock options to our directors and employees, respectively. In addition, on December 19, 2017, November 28, 2018, and January 31, 2019, we granted 5,000,000, 19,800,000 and 14,925,000 restricted share units to our directors and employees, respectively.
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
On January 1 2020, we granted 356,210 and 49,964,000 restricted share units to two external consultants and our employees, respectively. In addition, on July 1, 2020, we granted 13,890,000 restricted share units to our directors and employees.
(a) Options
The following table sets forth the stock options activity for the years ended December 31, 2018, 2019 and 2020:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of December 31, 2018	87,112,400	0.12	5.09	60,399

Granted	16,097,050	0.61
Forfeited	(7,954,980)	0.31
Exercised	(1,407,920)	0.09

Outstanding as of December 31, 2019	93,846,550	0.19	3.77	30,442

Granted	—	—
Forfeited	(16,014,140)	0.11
Exercised	(9,151,290)	0.10
Expired	(115,200)	0.14

Outstanding as of December 31, 2020	68,565,920	0.22	2.65	2,826

Vested and expected to vest as of December 31, 2020	68,565,920

Exercisable as of December 31, 2020	53,535,110	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2019: US$0.46, December 31, 2020: US$0.19).
We use the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value our options grants were as follow:

	2019	2020
Exercise price (US$)	0.1~0.7	N/A
Exercise multiple	2.2~2.8	N/A
Risk-free interest rate	1.68%~2.47%	N/A
Expected term (in years)	6	N/A
Expected dividend yield	—	N/A
Expected volatility	39.91%~41.29%	N/A
Expected forfeiture rate (post-vesting)	0%/5%	N/A
Fair value of the underlying shares on the date of options grants (US$)	0.46~1.42	N/A
Fair value of share option (US$)	0.11~1.32	N/A
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
Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. We recognized share-based compensation expenses of RMB48.3 million, RMB66.2 million and RMB52.9 million for share options granted under the 2017 Plan and the 2019 Plan, which replaced the 2017 Plan in its entirety in March 2019, in the consolidated statements of comprehensive loss for the years ended 2018, 2019 and 2020, respectively.
As of December 31, 2019 and 2020, there was RMB137.5 million and RMB40.2 million, respectively, in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 1.97 and 0.8 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.
(b) Restricted share units
A summary of activities of the service-based restricted share units for the years ended December 31, 2018, 2019 and 2020 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at December 31, 2018	24,800,000	0.74

Granted	18,257,040	0.68
Vested	(3,036,290)
Forfeited	(3,185,900)

Unvested at December 31, 2019	36,834,850	0.76

Granted	64,210,210	0.43
Vested	(954,960)
Forfeited	(51,629,000)
Expired	(500,000)

Unvested at December 31, 2020	47,961,100	0.63

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying our ordinary shares on the date of grant.
As of December 31, 2019 and 2020, 3,036,290 restricted share units and 954,960 restricted share units were vested. For the years ended December 31, 2018, 2019 and 2020, our total share-based compensation expenses recognized for the restricted share units granted were RMB6.0 million, RMB62.0 million and RMB45.5million, respectively.
As of December 31, 2019 and 2020, there was RMB138.4 million and RMB112.4 million in total unrecognized compensation expense, related to unvested RSUs, which is expected to be recognized over a weighted average period of 2.60 and 2.51 years, respectively.
Fair Value Measurements
As of December 31, 2019 and 2020, information about inputs into the fair value measurement of our assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Time deposits	593,954	—	593,954	—
Wealth management products	180,782	—	180,782	—
Long-term investments
Equity securities with readily determinable fair value	158,072	158,072	—	—

Total assets	932,808	158,072	774,736	—

		Fair value measurement at reporting date using
	Fair value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Time deposits	134,146	—	134,146	—
Long-term investments
Equity securities with readily determinable fair value	94,552	94,552	—	—

Total assets	228,698	94,552	134,146	—

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
Short-term investments
. Short-term investment consists of wealth management products and time deposits, which are valued by us on a recurring basis. We value our short-term wealth management products investments held in certain banks using model-derived valuations based upon discounted cash flow, in which significant inputs, mainly including expected return, are observable or can be derived principally from, or corroborated by, observable market data, and accordingly, we classify the valuation techniques that use these inputs as Level 2. The expected return of the financial products were determined based on the prevailing interest rates in the market.
Long-term investments
. Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value. We value these equity securities at its quoted prices in stock market, and accordingly we classify the valuation techniques that use these inputs as Level 1.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this annual report.
Inflation
To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9
%
, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	883,037	(1,116,816)	(261,514)	(40,075)
Net cash generated from/(used in) investing activities	(458,047)	(115,483)	551,015	84,443
Net cash generated from/(used in) financing activities	747,921	623,406	(13,876)	(2,127)

Effect of exchange rate changes on cash and cash equivalents	34,594	11,390	(53,624)	(8,217)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,207,505	(597,503)	222,001	34,024
Cash, cash equivalents and restricted cash at beginning of the year	357,741	1,565,246	967,743	148,313

Cash, cash equivalents and restricted cash at end of the year	1,565,246	967,743	1,189,744	182,337

To date, our primary sources of liquidity have been issuances of equity securities in our initial public offering and historical private placements. As of December 31, 2020, our cash, cash equivalents and restricted cash were RMB1,189.7 million (US$182.3 million). Our cash and cash equivalents consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, and short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less. Cash held in accounts with third-party online payment platforms are recorded as other receivables.

Our accounts payable include merchandise purchase payables, warehouse and logistics fees payables and payable to merchants representing the unpaid balances to the merchants of cash collected by us on behalf of the merchants for products sold on our platform when we are viewed as the agent in the sales arrangement. As of December 31, 2018, 2019 and 2020, our accounts payable amounted to RMB1,432.3 million, RMB742.0 million and RMB501.5 million (US$76.9 million), respectively. These changes were primarily contributed by the changes in merchandise purchase payables, which decreased from RMB1,247.2 million as of December 31, 2018 to RMB548.4 million as of December 31, 2019 and further to RMB292.5 million (US$44.8 million) as of December 31, 2020. The changes in merchandise purchase payables reflected the continual shift of portions of merchandise sales to our marketplace business platform that launched in the first quarter of 2019 from 2018 to 2019 and from 2019 to 2020.
Our merchandise purchase payable turnover days were 31.0 days in 2018, 34.9 days in 2019 and 38.4 days in 2020. Merchandise purchase payable turnover days for a given period equal to average merchandise purchase payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.
As of December 31, 2018, 2019 and 2020, our net inventories amounted to RMB675.5 million, RMB428.3 million and RMB135.2 million (US $20.7 million), respectively.
These decreases were primarily due to portions of merchandise sales continually shifting to our marketplace business platform that launched in the first quarter of 2019, under which substantially all of the third-party merchants handle the procurement, storage and management of their own inventory. Our inventory turnover days were 17.0 days in 2018, 21.5 days in 2019 and 25.7 days in 2020.
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
As of December 31, 2020, we had RMB1,189.7 million (US$182.3 million) in cash, cash equivalents and restricted cash, of which approximately 32.7% were held in Renminbi, 67.1% in U.S. dollars, and the remainder in other currencies.
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

Operating activities
Net cash used in operating activities in 2020 was RMB261.5 million (US$40.1 million), as compared to net loss of RMB151.7 million (US$23.2 million) in the same period. In 2020, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in accounts payable of RMB205.8 million (US$31.5 million), (ii) an increase in accounts receivable of RMB154.4 million (US$23.7million), (iii) a decrease in deferred revenue of RMB130.9 million (US$20.1 million), partially offset by (i) a decrease in inventories of RMB252.0 million (US$38.6 million) and (ii) a non-cash
share-based compensation of RMB98.4 million (US$15.1 million). The decreases in accounts payable and inventories were primarily due to a portion of merchandise sales shifting to our marketplace business platform that launched in the first quarter of 2019 under which substantially all of the third-party merchants handle the procurement, storage and management of their own inventory. The increase in accounts receivables were primarily due to increased funds extended by us to qualified customers and increased receivables from sales channels on other platforms.
Net cash used in operating activities in 2019 was RMB1,116.8 million, as compared to net loss of RMB123.8 million in the same period. In 2019, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in accounts payable of RMB674.4 million, (ii) a decrease in deferred revenue of RMB365.1 million and (iii) a non-cash
change in the estimate of refund payable to members of RMB379.4 million, partially offset by (i) a decrease in inventories of RMB243.6 million and (ii) an increase in other payable and accrued liabilities of RMB134.0 million. The decreases in accounts payable and inventories were primarily due to a portion of merchandise sales shifting to our recently launched marketplace business platform under which substantially all of the third-party merchants handle the procurement, storage and management of their own inventory. The increase in other payable and accrued liabilities was primarily due to increases in merchants deposits in our marketplace business and salaries and welfare payable. The non-cash
change in the estimate of refund payable to members was due to the on-going
pattern and changes of the members’ referral behavior in that an increasing number of non-member
users became members in 2019 due to the introduction of the three-month experiential membership period and that the member can earn referral commission only when the referee is non-member.
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
Investing activities
Net cash generated from investing activities in 2020 was RMB551.0 million (US$84.4 million), primarily due to cash received from maturity of short-term investments of RMB2,492.6 million (US$382.0 million), partially offset by cash paid for short-term investments of RMB1,774.8 million (US$272.0 million).
Net cash used in investing activities in 2019 was RMB115.5 million, primarily due to cash paid for short-term investments of RMB4,793.9 million, cash paid for long-term investments of RMB120.9 million and loans provided to third parties of RMB171.9 million, partially offset by cash received from maturity of short-term investments of RMB5,028.8 million.
Net cash used in investing activities in 2018 was RMB458.0 million, primarily due to purchase of short-term investments of RMB11,539.4 million and purchase of property, equipment and software of RMB28.7 million, partially offset by maturity of short-term investments of RMB11,124.6 million.
Financing activities
Net cash used in financing activities in 2020 was RMB13.9 million (US$2.1 million), primarily due to cash paid for repurchase of common stocks of RMB23.2 million (US$3.6 million).
Net cash generated from financing activities in 2019 was RMB623.4 million (US$89.5 million), mainly consisting of the proceeds from the IPO.

Net cash generated from financing activities in 2018 was RMB747.9 million, mainly consisting of the proceeds from the issuance of preferred shares.
Capital expenditures
Our capital expenditures were RMB28.7 million, RMB28.2 million and RMB84.4 million (US$12.9 million) in 2018, 2019 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.
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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease	16,223	7,316	8,846	61	—

Our operating lease obligations relate to our leases of offices and operation space. Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.	Safe Harbor
See “Forward-Looking Statements” on page 3 of this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shanglue Xiao	42	Chairman of the Board of Directors and Chief Executive Officer
Wei Ye	37	Executive President
Wei Ying	54	Director
Li-Lan Cheng	56	Independent Director
Gao Wang	56	Independent Director
Suqin Xi	65	Independent Director
Huan Hao	39	Chief Technology Officer
Chengqi Zhang	37	Vice President of Finance
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
Mr.
 Wei Ye
has served as our executive president since April 2021. Prior to joining us, Mr. Ye served as executive president of Taiyuan Lionhead Cement Co.,Ltd. (SSE: 600539), from September 2020 to April 2021. Mr. Ye served as chief executive officer of Haiercash Co., Ltd. a national consumer finance company in China, from June 2019 to September 2020. Mr. Ye was chief operating officer of Weidai Ltd. (NYSE:WEI), from May 2016 to June 2019. Prior to that, he was a general manager of Ping An Financial Technology Co., Ltd., a subsidiary of Ping An Insurance (Group) Company of China, Ltd. (SSE: 601318), from March 2011 to May 2016. Mr. Ye was a marketing director of Alisoft Co., Ltd., a subsidiary of Alibaba Group Holding Limited (NYSE:BABA), from June 2009 to December 2010 and a deputy business director of Tencent Holdings Limited, an investment corporation listed on the Hong Kong Stock Exchange (HKSE: 0700), from July 2007 to May 2009. Mr. Ye received his bachelor’s degree in software engineering from Zhejiang University in 2007.
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
Mr.
 Gao Wang
has served as our director since May 2019. Mr. Wang has been a professor of marketing at China Europe International Business School (CEIBS) since 2009. Prior to joining CEIBS, Mr. Wang was an associate professor of marketing at the School of Economics and Management, Tsinghua University from 2002 to 2008. Before joining the faculty of Tsinghua University, he worked as a manager of the Strategic Analytics Group at the Minute Maid Company, a division of Coca Cola in Houston, for two years with responsibility for sales planning/evaluation and marketing plan. Prior to that, Mr. Wang was a senior consultant at Information Resources Inc. (IRI) in Chicago from 1998 to 2000 with responsibility for marketing model development. Mr. Wang currently serves as the supervisor of Beijing Zhuoyuezhiye Consulting Company Limited and as
non-executive
director of the following companies: GOME Electrical Appliances Holding Limited, Canature Environmental Products Co., Ltd and Sineng Electric Company Limited. Mr. Wang received his bachelor’s degree in demography from Renmin University of China and his master’s and Ph.D. degrees in sociology from Yale University.
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
Mr.
 Huan Hao
has served as our chief technology officer since our inception and served as our director from February 2018 to December 2020. Mr. Hao has also been in charge of our member community management since April 2020. Mr. Hao has extensive knowledge of internet companies and the technology industry. Mr. Hao served as a senior manager in Tencent (700.HK), a provider of comprehensive internet services serving the largest online community in China and listed on Hong Kong Stock Exchange, from December 2011 to May 2015. Mr. Hao worked as a consultant in Oracle from April 2009 to November 2011. Mr. Hao received his bachelor’s degree from Nanchang University.
Mr.
 Chengqi Zhang
has served as our vice president of finance since November 2020. Mr. Zhang first joined Yunji in November 2019. Prior to joining the Company, Mr. Zhang had been an audit director at Deloitte since 2007. Mr. Zhang is a member of the American Institute of Certified Public Accountants (AICPA). Mr. Zhang received a Bachelor’s degree from Shanghai University of Finance And Economics.

B.	Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2020, we paid an aggregate of RMB8.2 million (US$1.3 million) in cash to our executive officers, and we did not pay any compensation to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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
2019 Share Incentive Plan
In December 2017, our shareholders and board of directors approved the 2017 Share Incentive Plan, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2019, we adopted a 2019 Share Incentive Plan, or the 2019 Plan, which replaced the 2017 Plan in its entirety, and the 2017 Plan is no longer effective. The awards granted and outstanding under the 2017 Plan survive the termination of the 2017 Plan and remain effective and binding under the 2019 Plan. The maximum aggregate number of ordinary shares that may be issued under 2019 Plan is initially 227,401,861 ordinary shares, which shall be increased by a number equal to 1% of the then total issued and outstanding ordinary shares on an as-converted
and fully diluted basis, on each of the first, second, third, fourth and fifth anniversary of the date of effectiveness of the 2019 Plan. As of February 28, 2021, options to purchase a total of 68,119,430 Class A ordinary shares and 100,974,600 restricted share units were outstanding under the 2019 Plan.
The following paragraphs summarize the principal terms of the 2019 Plan.
Type of Awards
. The 2019 Plan permits the awards of options, restricted share units, restricted shares, share appreciation rights, dividend equivalents and share payments.

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
The following table summarizes, as of February 28, 2021, the number of ordinary shares underlying outstanding options and restricted share units that we granted to our current directors and executive officers.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shanglue Xiao	20,000,000		0.0925	December 19, 2017	December 18, 2023
	15,000,000	(1)	—	November 28, 2018	November 27, 2024
Wei Ye	—		—	—	—
Wei Ying	—		—	—	—
Li-Lan Cheng	*		0.1	May 3, 2019	May 2, 2025
Gao Wang	*		0.1	May 3, 2019	May 2, 2025
Suqin Xi	*	(1)	—	January 1, 2020	December 31, 2025
Huan Hao	*		0.0925	December 19, 2017	December 18, 2023
	*	(1)	—	November 28, 2018, January 1, 2020 and February 1, 2021	November 27, 2024, December 31, 2025 and January 31, 2026
Chengqi Zhang	*	(1)	—	January 1, 2020, July 1, 2020 and February 1, 2021	December 31, 2025, June 30, 2025 and January 31, 2026
All directors and executive officers as a group	42,790,000

Note:

*	All awards granted to such director or officer were less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.
(1)	Represents restricted share units.

As of February 28, 2021, our employees, other than our directors and executive officers held options to purchase 15,735,430 Class A ordinary shares, with exercise prices ranging from US$0.0925 per share to US$0.5 per share and 75,923,750 restricted share units.

C.	Board Practices
Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Stock Market Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.
Committees of the Board of Directors
We have establish three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of
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
Compensation Committee
. Our compensation committee consists of
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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of
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
As of December 31, 2020, we had a total of 1,036 employees. We had a total of 1,013 and 1,334 employees as of December 31, 2018 and 2019, respectively. The following table gives breakdowns of our employees as of December 31, 2020 by function:

Function	As of December 31, 2020
Procurement	213
Operations, including customer service	263
Technology	333
Sales and Marketing	91
General and Administrative	136

Total	1,036

To focus corporate resources on the more crucial parts of our business model and for better operating efficiency, we enter into arrangements with third-party BPO companies to provide certain ancillary services available on our platform, such as real-time customer service. As of December 31, 2020, 349 of our customer service personnel were outsourced from third-party BPO companies, representing 57.0% of the total customer service personnel.
We outsource provision of member services to third-party service companies and they select, hire, train and compensate service managers at our request. Most of the service managers are our members. Service managers enter into contracts with third-party service companies and are not our employees. As of December 31, 2020, our members were served by more than 80,000 service managers. We currently work with three third-party service companies and enter into agreements with them on an annual basis or for a longer term. These third-party service companies select service managers based on the standards we provide in our agreements. We have the right to supervise the performance of the service managers and may request third-party service companies to replace service managers who do not meet our standards. We pay training fees to third-party service companies based on the number of members managed by these service companies through service managers that provide training and support to our members. We pay member management fees to third-party service companies for their product sales facilitation services. The service companies compensate the service managers based on the length of work hours and other performance criteria.
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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.
The calculations in the table below are based on 2,133,318,232 ordinary shares as of February 28, 2021, including (i) 1,183,358,232 Class A ordinary shares (excluding the company’s repurchase of 25,472,990 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans); and (ii) 949,960,000 Class B ordinary shares.
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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power***
Directors and Executive Officers**:
Shanglue Xiao (1)	22,500,000	949,960,000	972,460,000	45.1	88.9
Wei Ye	—	—	—	—	—
Wei Ying (2)	—	—	—	—	—
Li-Lan Cheng (3)	—	—	—	—	—
Gao Wang (4)	*	—	*	*	*
Suqin Xi (5)	*	—	*	*	*
Huan Hao	*	—	*	*	*
Chengqi Zhang	—	—	—	—	—
All Directors and Executive Officers as a Group	37,698,700	949,960,000	987,658,700	45.8	89.1
Principal Shareholders:
Lanlan Ltd. (6)	—	949,960,000	949,960,000	44.5	88.9
Entities affiliated with Eastern Bell Venture Capital (7)	259,154,052	—	259,154,052	12.1	2.4
CPYD Singapore Pte. Ltd. (8)	215,800,000	—	215,800,000	10.1	2.0
Fasturn Overseas Limited (9)	147,932,480	—	147,932,480	6.9	1.4
Acceleration S Limited (10)	110,803,324	—	110,803,324	5.2	1.0
Trustbridge Partners IV, LP (11)	109,732,490	—	109,732,490	5.1	1.0

*	Less than 1% of our total outstanding shares.

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

(1)
Represents (i) 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company, (ii) 15,000,000 Class A ordinary shares issuable to Mr. Shanglue Xiao upon exercise of options within 60 days after February 28, 2021, and (iii) 7,500,000 Class A ordinary shares issuable to Mr. Shanglue Xiao upon vesting of restricted share units within 60 days after February 28, 2021. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Mr. Wei Ying is 3/F, K.stone Building, No. 1 East Yan’an Road, Huangpu District, Shanghai, People’s Republic of China.
(3)	The business address of Mr. Li-Lan Cheng is 11/F Floor, Yinlin Building, No. 788 Guangzhong Road, Shanghai, China.
(4)	The business address of Mr. Gao Wang is 699 Hongfeng Road, Pudong New District, Shanghai 201206, China.
(5)	The business address of Mr. Suqin Xi is Jingyi Villa, No. 5 Geling Road, Beishan Street, Xihu District, Hangzhou, China.
(6)
Represents 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(7)
Represents (i) 202,354,052 Class A Ordinary Shares held by Eastern Bell XIX Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 56,800,000 Class A ordinary shares held by Eastern Bell XII Investment Limited, a company incorporated in the British Virgin Islands. The registered address of each of Eastern Bell XIX Investment Limited and Eastern Bell XII Investment Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. Eastern Bell XIX Investment Limited is wholly owned by Suzhou Zhongding No. 3 Venture Capital Center (Limited Partnership) (苏州钟鼎三号创业投资中心(有限合伙)), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) (上海鼎迎投资管理中心(有限合伙)) and Suzhou Zhongding Hengtang Equity Investment Management Center (Limited Partnership) ( 苏州钟鼎恒棠股权投资管理中心(有限合伙)), each of which is ultimately controlled by Mr. Li Yan. Eastern Bell XII Investment Limited is wholly owned by Suzhou Zhongding No. 4 Venture Capital Center (Limited Partnership) (苏州钟鼎四号创业投资中心(有限合伙)), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) (上海鼎迎投资管理中心(有限合伙)) and Shanghai Zhongding Investment Center (Limited Partnership) (上海种鼎创业投资中心(有限合伙)), each of which is ultimately controlled by Mr. Li Yan.

(8)
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

(9)
Represents (i) 126,820,000 Class A ordinary shares and (ii) 2,111,248 ADSs, representing 21,112,480 Class A ordinary shares, held by Fasturn Overseas Limited, a BVI business company. Fasturn Overseas Limited is wholly owned by Mr. Yuan Chen. The registered address of Fasturn Overseas Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(10)
Represents 110,803,324 Class A ordinary shares held by Acceleration S Limited, a BVI business company. Acceleration S Limited is ultimately controlled by Mr. Shangzhi Wu. The registered address of Acceleration S Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(11)
Represents (i) 94,350,000 Class A ordinary shares and (ii) 1,538,249 ADSs, representing 15,382,490 Class A ordinary shares, held by Trustbridge Partners IV, LP a Cayman Islands limited partnership. Trustbridge Partners IV, LP is controlled by TB Alternative Assets Ltd, an investment adviser organized under the Cayman Islands and registered under Section 203 of the Investment Advisors Act of 1940. TB Alternative Assets Ltd acts as the investment adviser of Trustbridge Partners IV LP. The registered address of Trustbridge Partners IV, LP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman
KY1-9005,
Cayman Islands. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands,
KY1-1104.

To our knowledge, as of February 28, 2021, 357,997,170 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Demand Registration Rights
. At any time after the earlier of (i) June 4, 2021 or (ii) six months after the completion of our initial public offering, holders of at least twenty percent (20%) of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then issued and outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least twenty-five percent (25%) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than three demand registrations, other than demand registration to be effected pursuant to registration statement on Form
F-3,
for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights
. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that at least twenty-five percent (25%) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included and all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.
Form
F-3
Registration Rights
. Our shareholders may request us in writing to file an unlimited number of registration statements on Form
F-3.
We shall effect the registration of the securities on Form
F-3
as soon as practicable, except in certain circumstances.
Expenses of Registration
. We will bear all registration expenses, other than underwriting discounts and commissions.
Termination of Registration Rights
. Our shareholders’ registration rights will terminate (i) after two years of the initial public offering, or (ii) all such registrable securities proposed to be sold by a shareholder may then be sold under Rule 144 promulgated under the Securities Act.
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers— 2019 Stock Incentive Plan.”
Transactions with Our Founder’s Related Entity
Transactions with Small Ye Group, or Small Ye
. Small Ye is under control of Mr. Shanglue Xiao, our chairman and chief executive officer. In 2018, 2019 and 2020, we purchased products from Small Ye in the amount of nil, RMB3.1 million and RMB0.3 million, respectively. As of December 31, 2018, 2019 and 2020, we had nil, RMB0.7 million and RMB1.0 million, respectively, due to Small Ye, representing the payments due to Small Ye for products purchased from Small Ye.
Transactions with Our Equity Investees
Transaction with Beijing Siwei Technology and Culture Co., Ltd., or
Beijing Siwei
.
Beijing Siwei is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Beijing Siwei in the amount of RMB0.3 million, RMB5.6 million and RMB7.7 million, respectively. As of December 31, 2018, 2019 and 2020, we had RMB0.2 million, RMB0.1 million and RMB0.3 million, respectively, due to Beijing Siwei, representing the payments due to Beijing Siwei for products purchased from Beijing Siwei.
Transaction with Guangdong Weixin Technology Co Ltd., or
Guangdong Weixin
.
Guangdong Weixin is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Guangdong Weixin in the amount of RMB37.0 million, RMB79.3 million and RMB9.2 million, respectively. As of December 31, 2018, 2019 and 2020, we had RMB70 thousand, RMB0.1 million and 0.1 million, respectively, due to Guangdong Weixin, representing the payments in year 2018 and deposits in year 2019 due to Guangdong Weixin for products purchased from Guangdong Weixin. As of December 31, 2018, 2019 and 2020, we had nil, RMB5.8 million and RMB3.7 million, respectively, advance to Guangdong Weixin, representing the advance payment for products purchased from Guangdong Weixin.
In 2018, 2019 and 2020, we provided factoring services to Guangdong Weixin in the amount of nil, nil and RMB58 thousand, respectively.

Transaction with Guangzhou Misili Personal care Co., Ltd., or
Guangzhou Misili
.
Guangzhou Misili is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Guangzhou Misili in the amount of nil, RMB8.2 million and RMB3.3 million, respectively. As of December 31, 2018, 2019 and 2020, we had nil, RMB0.3 million and RMB0.3 million, respectively, due to Guangzhou Misili, representing the payments due to Guangzhou Misili for products purchased from Guangzhou Misili.
Transaction with
Hainan Yunding Supply Chain Management Co., Ltd, or
Hainan Yunding
.
Hainan Yunding is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Hainan Yunding in the amount of nil, nil and RMB1.7 million, respectively.
Transaction with Hangzhou Adopt A Cow Biological Technology Co., Ltd., or
Hangzhou Biological Technology
.
Hangzhou Biological Technology is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Hangzhou Biological Technology in the amount of RMB0.5 million, RMB103.3 million and RMB53.8 million, respectively. As of December 31, 2018, 2019 and 2020, we had RMB0.6 million, RMB4.9 million and RMB4.2 million, respectively, due to Hangzhou Biological Technology, representing the payments due to Hangzhou Biological Technology for products purchased from Hangzhou Biological Technology. In 2018, 2019 and 2020, we provided factoring services to Hangzhou Biological Technology in the amount of nil, nil and RMB73 thousand, respectively.
Transaction with Hangzhou Bixin Biology Technology Co., Ltd., or
Hangzhou Bixin
.
Hangzhou Bixin is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Hangzhou Bixin in the amount of nil, RMB69.3 million and RMB31.8 million, respectively. As of December 31, 2018, 2019 and 2020, we had nil, RMB0.3 million and RMB3.4 million, respectively, due to Hangzhou Bixin, representing the payments due to Hangzhou Bixin for products purchased from Hangzhou Bixin. In 2018, 2019 and 2020, we provided marketplace service to Hangzhou Bixin in the amount of nil, RMB0.4 million and RMB2.8 million, respectively. In 2018, 2019 and 2020, we provided factoring services to Hangzhou Bixin in the amount of nil, nil and RMB31 thousand, respectively.
Transaction with Hangzhou Dianhua Technology Co., Ltd., or
Hangzhou Dianhua
.
Hangzhou Dianhua is our equity investee and our supplier. As of December 31, 2018, 2019 and 2020, we had nil, RMB0.1 million and RMB0.1 million, respectively, due to Hangzhou Dianhua, representing the payments due to Hangzhou Dianhua for products purchased from Hangzhou Dianhua.
Transaction with Hangzhou Huaji Brand Marketing Management Co., Ltd, or
Hangzhou Huaji
.
Hangzhou Huaji is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Hangzhou Huaji in the amount of nil, nil and RMB2.6 million, respectively. As of December 31, 2018, 2019 and 2020, we had nil, nil and RMB0.9 million, respectively, due to Hangzhou Huaji, representing the payments due to Hangzhou Huaji for products purchased from Hangzhou Huaji.
Transaction with
Hangzhou Ji
’
ao Sanitary Products Co., Ltd
, or
Hangzhou Ji
’
ao
.
Hangzhou Ji’ao is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Hangzhou Ji’ao in the amount of nil, nil and RMB1.7 million, respectively.
Transaction with Hangzhou Jixi Internet Technology Co., Ltd., or
Hangzhou Jixi
.
Hangzhou Jixi is our equity investee and our supplier. As of December 31, 2018, 2019 and 2020, we had nil, RMB1.0 million and RMB3.0 million, respectively, due from Hangzhou Jixi representing an one-year
interest free loan. As of December 31, 2018, 2019 and 2020, we had nil, nil and RMB1.8 million, respectively, due to Hangzhou Jixi, representing the payments due to Hangzhou Jixi for products purchased from Hangzhou Jixi. In 2018, 2019 and 2020, we provided marketplace service to Hangzhou Jixi in the amount of nil, nil and RMB0.6 million, respectively.
Transaction with Hangzhou Tianshi Technology Co. Ltd., or
Tianshi
.
Tianshi is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Tianshi in the amount of RMB39.8 million, RMB25.3 million and RMB17.0 million, respectively. As of December 31, 2018, 2019 and 2020, we had RMB5.6 million, RMB0.2 million and RMB0.8 million, respectively, due to Tianshi, representing the payments due to Tianshi for products purchased from Tianshi.

Transaction with Hangzhou Yuncheng Brand Management Co., Ltd, or
Hangzhou Yuncheng
.
Hangzhou Yuncheng is our equity investee and our supplier. As of December 31, 2018, 2019 and 2020, we had nil, nil and RMB1.0 million, respectively, due from Hangzhou Yuncheng, representing factoring receivables due to offering loans. In 2018, 2019 and 2020, we purchased products from Hangzhou Yuncheng in the amount of nil, nil and RMB2.2 million, respectively. In 2018, 2019 and 2020, we provided marketplace service to Hangzhou Yuncheng in the amount of nil, nil and RMB2.9 million, respectively. In 2018, 2019 and 2020, we provided factoring services to Hangzhou Yuncheng in the amount of nil, nil and RMB0.2 million, respectively.
Transaction with Hangzhou Zhangtaihe Health Technology Co., Ltd, or
Zhangtaihe
.
Zhangtaihe is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Zhangtaihe in the amount of RMB32.1 million, RMB16.4 million and RMB0.5 million, respectively. As of December 31, 2018, 2019 and 2020, we had RMB5.0 million, RMB0.4 million and RMB0.6 million, respectively, due to Zhangtaihe, representing the payments due to Zhangtaihe for products purchased from Zhangtaihe. In 2018, 2019 and 2020, we provided marketplace service to Zhangtaihe in the amount of nil, nil and RMB0.8 million, respectively.
Transaction with Hunan Haomeihaomei Cosmetics Co., Ltd., or
Hunan Haomeihaomei
.
Hunan Haomeihaomei is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Hunan Haomeihaomei in the amount of nil, RMB13.4 million and RMB16.4 million, respectively. As of December 31, 2018, 2019 and 2020, we had nil, RMB0.5 million and RMB1.7 million, respectively, due to Hunan Haomeihaomei, representing the payments due to Hunan Haomeihaomei for products purchased from Hunan Haomeihaomei.
Transaction with
Huzhou Boyun
E-commerce
Co., Ltd, or
Huzhou Boyun
.
Huzhou Boyun is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Huzhou Boyun in the amount of nil, nil and RMB0.3 million, respectively. As of December 31, 2018, 2019 and 2020, we had nil, nil and RMB0.3 million, respectively, due to Huzhou Boyun, representing the payments due to Huzhou Boyun for products purchased from Huzhou Boyun.
Transaction with Ningbo Langfei Household Appliance Co., Ltd., or
Ningbo Langfei
.
Ningbo Langfei is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Ningbo Langfei in the amount of nil, RMB3.5 million and RMB1.1 million, respectively. As of December 31, 2018, 2019 and 2020, we had nil, RMB0.1 million and RMB0.1 million, respectively, due to Ningbo Langfei, representing the payments due to Ningbo Langfei for products purchased from Ningbo Langfei.
Transaction with Shanxi Yunnong Supply Chain Management Co., Ltd., or
Shanxi Yunnong
.
Shanxi Yunnong is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Shanxi Yunnong in the amount of nil, RMB8.0 million and RMB21.5 million, respectively. As of December 31, 2018, 2019 and 2020, we had nil, RMB4.7 million and RMB0.6 million, respectively, due to Shanxi Yunnong, representing the payments due to Shanxi Yunnong for products purchased from Shanxi Yunnong.
Transaction with Shenzhen Liumangyike Food and Beverage Management Co., Ltd., or
Shenzhen Liumangyike
.
Shenzhen Liumangyike is our equity investee and our supplier. As of December 31, 2018, 2019 and 2020, we had nil, RMB66 thousand and RMB0.2 million, respectively, due to Shenzhen Liumangyike, representing the payments due to Shenzhen Liumangyike for products purchased from Shenzhen Liumangyike. In 2018, 2019 and 2020, we provided marketplace service to Shenzhen Liumangyike in the amount of nil, RMB0.3 million and RMB0.2 million, respectively.
Transaction with
Yunmu Dairy (Jiangsu) Co., Ltd, or
Yunmu Dairy
.
Yunmu Dairy is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Yunmu Dairy in the amount of nil, nil and RMB4.5 million, respectively.
Transaction with Zhejiang Jimi
E-commerce
Co., Ltd, or
Zhejiang Jimi
.
Zhejiang Jimi is our equity investee and our supplier. As of December 31, 2018, 2019 and 2020, we had nil, nil and RMB2.5 million, respectively, due to Zhejiang Jimi, representing the payments due to Zhejiang Jimi for products purchased from Zhejiang Jimi. In 2018, 2019 and 2020, we provided marketplace service to Zhejiang Jimi in the amount of nil, nil and RMB2.4 million, respectively.

Transaction with Zhejiang Jibi Technology Co., Ltd., or
Zhejiang Jibi
.
Zhejiang Jibi is our equity investee and our supplier. As of December 31, 2018, 2019 and 2020, we had nil, nil and RMB0.5 million, respectively, due to Zhejiang Jibi, representing the payments due to Zhejiang Jibi for products purchased from Zhejiang Jibi. In 2018, 2019 and 2020, we provided marketplace service to Zhejiang Jibi in the amount of nil, nil and RMB0.5 million, respectively.
Transaction with Zhejiang Zhengdao Fengju Supply Chain Management Co., Ltd., or
Zhejiang Zhengdao Fengju
.
Zhejiang Zhengdao Fengju is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Zhejiang Zhengdao Fengju in the amount of nil, RMB31.4 million and RMB28.4 million, respectively. As of December 31, 2018, 2019 and 2020, we had nil, RMB6.0 million and RMB2.2 million, respectively, due to Zhejiang Zhengdao Fengju, representing the payments due to Zhejiang Zhengdao Fengju for products purchased from Zhejiang Zhengdao Fengju.
Transaction with
Hangzhou
Xingsheng Brand Marketing Management Co., Ltd.
,
or
Xingsheng
.
Xingsheng is our equity investee and our supplier. In 2018, 2019 and 2020, we purchased products from Xingsheng in the amount of nil, nil and RMB0.6 million, respectively. As of December 31, 2018, 2019 and 2020, we had nil, nil and RMB0.3 million, respectively, due to Xingsheng, representing the payments due to Xingsheng for products purchased from Xingsheng.
We believe the terms of the transactions with Small Ye, Beijing Siwei, Guangdong Weixin, Guangzhou Misili, Hainan Yunding, Hangzhou Biological Technology, Hangzhou Bixin, Hangzhou Dianhua, Hangzhou Huaji, Hangzhou Ji’ao, Hangzhou Jixi, Tianshi, Hangzhou Yuncheng, Zhangtaihe, Hunan Haomeihaomei, Huzhou Boyun, Ningbo Langfei, Shanxi Yunnong, Shenzhen Liumangyike, Yunmu Dairy, Zhejiang Jimi, Zhejiang Jibi, Zhejiang Zhengdao Fengju, and Xingsheng are comparable to those with third-party suppliers.

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

Starting in November 2019, we and certain of our officers and directors and others have been named as defendants in putative securities class actions captioned
In Re Yunji Inc., Securities Litigation
, No.
1:19-cv-06403-LDH
(U.S. District Court for the Eastern District of New York, Amended Complaint filed March 19, 2020) (the “Federal Court Action”),
Axel Lindholm v. Yunji Inc. et al.
, Case No. 21635/2020E (Bronx County Supreme Court of the State of New York, filed on January 31, 2020) (the “Lindholm Case”),
Christopher Guilford v. Yunji, et al.
, Case No. 23095/2020E (Bronx County Supreme Court of the State of New York, filed on March 3, 2020) (the “Guilford Case”), and
Stephanie Ng v. Yunji, et al.
, Case No. 24906/2020E (Bronx County Supreme Court of the State of New York, filed on May 29, 2020) (the “Ng Case”). The actions allege that defendants made misstatements and omissions in connection with our initial public offering in May 2019 in violation of the Securities Act of 1933. On March 19, 2020, an amended complaint was filed in the Federal Court Action. On March 31, 2021, the Court granted our motion to dismiss the Federal Court Action, and plaintiffs’ time to file a second amended complaint has expired. The Lindholm Case, the Guilford Case, the Ng Case otherwise remain in their preliminary stages
.
Dividend Policy
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
See “—C. Markets” below for our host market and trading symbol. We have a dual-class structure in which Class B ordinary shares have different voting rights from Class A ordinary shares. Class B ordinary shares are each entitled to ten votes, whereas Class A ordinary shares are each entitled to one vote. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.”

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
The following are summaries of material provisions of our current amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company
. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
Ordinary Shares
. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
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
Dividends
. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share. Our Class A ordinary shares and Class B ordinary shares votes together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.
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

General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
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
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third
of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.
Transfer of Ordinary Shares
. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights, including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
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
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies.
Anti-Takeover Provisions
. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form
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

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities,
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
Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, and projections as to the market price of the ADSs, we do not believe we were a PFIC for the 2020 taxable year and do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. Because the market price of our ADSs and ordinary shares may continue to fluctuate considerably, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
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
Dividends received by individuals and other
non-corporate
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
Sale or Other Disposition
A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss and will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Nevertheless, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

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
www.yunjiglobal.com
. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
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
All of our revenues are denominated in RMB, while a portion of our financial assets are denominated in U.S. dollars. To date, we have entered into cross currency swap contracts with fix exchange rate between U.S. dollar and Renminbi to help hedge our exposure to foreign currency risk. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.
As of December 31, 2020, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB389.5 million, U.S. dollar-denominated cash, cash equivalents and restricted cash of US$122.3 million. Assuming we had converted RMB389.5 million into U.S. dollars at the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, our U.S. dollar-denominated cash, cash equivalents and restricted cash would have been US$182.0 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash, cash equivalents and restricted cash would have been US$176.6 million instead. Assuming we had converted US$122.3 million into RMB at the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB1,187.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB1,267.2 million instead.
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
Fees and Other Payments Made by the Depositary to Us
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2020, we received reimbursement in the amount of approximately RMB0.1 million (US$0.02 million) from the depositary.

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
For the period from May 2, 2019, the date that the
F-1
Registration Statement was declared effective by the SEC, to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$14.4 million, which included US$9.0 million in underwriting discounts and commissions for the initial public offering and approximately US$5.5 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
For the period from May 2, 2019, the date that the
F-1
Registration Statement was declared effective by the SEC, to December 31, 2020, US$77.6 million of the net proceeds received from our initial public offering were used for investment in business operations, research and development, and for general corporate purpose. There is no material change in the use of proceeds as described in the
F-1
Registration statement. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form
F-1.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, under the supervision and with the participation of our chief executive officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Remediation of the Material Weaknesses in Internal Control over Financial Reporting Reported in 2018 and 2019
As of December 31, 2020, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we determined that the material weaknesses in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements for the years ended December 31, 2018 and 2019 had been remediated.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (i) our lack of sufficient financial accounting staff and management with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP and SEC reporting and compliance requirements and (ii) our lack of sufficient documented financial closing policies and procedures, especially those related to period end expenses cut-off
and accruals.
We have implemented a number of remedial measures to address the material weaknesses that were identified, including (1) establishing clear roles and responsibilities in our accounting and financial reporting function to address accounting and financial reporting issues; (2) strengthening our financial reporting team by hiring additional personnel with experiences in U.S. GAAP and SEC reporting; (3) increasing the accounting and SEC reporting acumen and accountability of our finance organization employees through training programs designed to enhance these employees’ knowledge and competency with respect to U.S. GAAP and SEC reporting; (4) formalizing the procedures and controls relating to our financial closing and reporting process, including a formal documented accounting manual, period-end closing and disclosure checklists, and a set of accounting policies that are U.S. GAAP compliant; (5) enhancing our monitoring controls over financial reporting, including review by our financial vice president, and other senior finance staff over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; and (6) engaging an external consulting firm to assist us in improvement of overall internal controls in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page
F-2
of this annual report on Form
20-F.
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
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
ITEM 16B. CODE OF ETHICS
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in March 2019. We have posted a copy of our code of business conduct and ethics on our website at
www.yunjiglobal.com.
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

	For the Year Ended December 31,
	2019	2020
	(in thousands of RMB)
Audit fees (1)	6,000	8,680
Tax fees (2)	1,223	477
All other fees	—	—

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

The table below is a summary of the ADSs repurchased by us in 2020. All shares were repurchased in the open market pursuant to the share repurchase program that was announced on August 28, 2019 and closed in January 2020.

Period	Total Number of ADSs Purchased	Average Price Paid per ADSs (US$)	Total Number of ADSs Purchased as Part of Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under Share Repurchase Program (US$, in millions)
January 2020	624,641	5.36	624,641	0

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G CORPORATE GOVERNANCE
As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires we hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2019 and 2020. We may, however, hold annual shareholders meetings in the future. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors —Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance requirements.”
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III.
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Yunji Inc. are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))

2.2	Registrant’s Specimen Certificate for Class A Common Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 4, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on April 24, 2020 (File No. 001-38877))

4.1	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the F-1 filed on March 21, 2019 (File No. 333-230424))

4.4*	English translation of the executed form of Proxy Agreement and Power of Attorney by and among a VIE of the Registrant, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Proxy Agreements and Powers of Attorney adopting the same form in respect of each of the VIEs of the Registrant

4.5*	English translation of the executed form of Equity Pledge Agreement by and among a VIE of the Registrant, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Pledge Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.6*	English translation of the executed form of Exclusive Service Agreement by and between a VIE of the Registrant and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Service Agreements adopting the same form in respect of each of the VIEs of the Registrant

Exhibit Number	Description of Document

4.7*	English translation of the executed form of Exclusive Option Agreement by and among a VIE of the Registrant, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Option Agreements adopting the same form in respect of each of the VIEs of the Registrant

4.8	English translation of Loan Agreement among Mr. Shanglue Xiao, Mr. Huan Hao and the WFOE of the Registrant, dated December 14, 2018 (incorporated herein by reference to Exhibit 10.12 to the F-1 filed on March 21, 2019 (File No. 333-230424))

4.9	Preferred Share Purchase Agreement among the Registrant, Yunji Sharing and certain other parties thereto dated February 12, 2018 (incorporated herein by reference to Exhibit 10.13 to the F-1 filed on March 21, 2019 (File No. 333-230424))

4.10	Preferred Share Purchase Agreement among the Registrant, the WFOE of the Registrant, Yunji Sharing and certain other parties thereto dated June 4, 2018 (incorporated herein by reference to Exhibit 10.14 to the F-1 filed on March 21, 2019 (File No. 333-230424))

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the F-1 filed on March 21, 2019 (File No. 333-230424))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yunji Inc.

By:	/s/ Shanglue Xiao
	Name:	Shanglue Xiao
	Title:	Founder, Chairman, and Chief Executive Officer
Date: April 26, 2021

YUNJI INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Yunji Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated
balance sheets of Yunji Inc.
and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated
financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended
December 31, 2020
in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Changes in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Refund payable to members
As described in Notes 2.17 and 14 to the consolidated financial statements, the Company provided a cash incentive to members upon a successful referral that resulted in a sale of merchandise by the Company. The cash incentive was considered payment to a customer and accounted for as a refund to the referring member. Such refund payable was estimated when the membership fees were received, or at the time that the members made merchandise purchases. Management estimated the refund payable based on historical data of the incentives earned by the referring members within their active life cycle. Management applied significant judgment in determining the expected future referral incentives, which involved the use of significant assumptions, including the members’ active life cycle and the expected number of members who will earn the incentive. The Company recorded refund payable to members of RMB 4,398 thousands as of December 31, 2020, and recognized reductions of RMB 23,521 thousands to refund payable to members for the year ended December 31, 2020 as changes in estimate. The reductions to refund payable to members were recorded as increases in sales of merchandise.
The principal considerations for our determination that performing procedures relating to refund payable to members is a critical audit matter are there was significant judgment by management in estimating the refund payable to members. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s significant assumptions, including the active life cycle of members and the percentage of referring members.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the refund payable to members. These procedures also included, among others, testing management’s process for estimating the refund payable to members by (i) testing the completeness and accuracy of the data used; (ii) assessing the appropriateness of the calculation of member’s active life cycle based on historical data; and (iii) evaluating the reasonableness of management’s significant assumption relating to the expected number of members who will earn the incentive based on historical data of members’ behavior.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 26, 2021
We have served as the Company’s auditor since 2018.

YUNJI INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	883,369	1,063,900	163,050
Restricted cash	84,374	125,844	19,287
Short-term investments	774,736	134,146	20,559
Accounts receivable, net (Allowance for credit losses of nil and RMB 8,603, respectively)	28,527	164,733	25,246
Advance to suppliers	87,289	103,836	15,914
Inventories, net	428,322	135,245	20,727
Amounts due from related parties	6,830	7,841	1,202
Prepaid expenses and other current assets (Allowance for credit losses of nil and RMB 2,972, respectively)	567,432	410,423	62,899

Total current assets	2,860,879	2,145,968	328,884

Non-current assets:
Property, equipment and software, net	45,344	26,010	3,986
Long-term investments	198,860	158,931	24,357
Deferred tax assets	97,792	59,455	9,112
Operating lease right of use assets, net	43,043	11,324	1,735
Other non-current assets (Allowance for credit losses of nil and RMB 1,514, respectively)	56,281	148,793	22,804

Total non-current assets	441,320	404,513	61,994

Total assets	3,302,199	2,550,481	390,878

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2019 AND 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$
LIABILITIESAND SHAREHOLDERS’ EQUITY

Current liabilities
(including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB 818,634 and RMB 635,467 as of December 31, 2019 and 2020, respectively)

Accounts payable	741,959	501,549	76,866
Deferred revenue	181,828	50,951	7,809
Incentive payables to members	384,486	312,170	47,842
Refund payable to members	26,883	4,398	674
Member management fees payable	78,355	45,841	7,025
Other payable and accrued liabilities	349,111	280,586	43,002
Amounts due to related parties	18,296	22,989	3,523
Operating lease liabilities, current	17,559	6,988	1,071

Total current liabilities	1,798,477	1,225,472	187,812

Non-current liabilities

Operating lease liabilities, non-current	27,734	8,309	1,273
Deferred tax liabilities	11,329	1,832	281

Total non-current liabilities	39,063	10,141	1,554

Total liabilities	1,837,540	1,235,613	189,366

Commitments and contingencies (Note 28)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2019 AND 2020
(All amounts in thousands, except for share and per share data, unless otherwise
n
oted)

	As of December 31,
	2019	2020
	RMB	RMB	US$
Shareholders’ equity

Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2019 and 2020; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2019 and 2020; 1,179,445,572 and 1,183,305,412 Class A ordinary shares and 949,960,000 and 949,960,000 Class B ordinary shares outstanding as of December 31, 2019 and 2020, respectively)	70	70	11
Additional paid-in capital	7,255,404	7,327,148	1,122,935
Statutory reserve	11,633	12,624	1,934
Accumulated other comprehensive income	88,863	9,452	1,449
Less: Treasury stock (29,385,650 and 25,525,810 shares as of December 31, 2019 and 2020, respectively)	(96,669)	(85,202)	(13,058)
Accumulated deficit	(5,805,332)	(5,952,085)	(912,197)

Total Yunji Inc. shareholders’ equity	1,453,969	1,312,007	201,074

Non-controlling interests	10,690	2,861	438

Total shareholders’ equity	1,464,659	1,314,868	201,512

Total liabilities and shareholders’ equity	3,302,199	2,550,481	390,878

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues:
Sales of merchandise, net	11,388,425	10,548,322	4,829,397	740,138
Membership program revenue	1,552,437	776,839	42,438	6,503
Marketplace revenue	—	311,914	599,895	91,938
Other revenues	74,363	34,949	58,527	8,970

Total revenues	13,015,225	11,672,024	5,530,257	847,549

Operating cost and expenses:
Cost of revenues	(10,706,596)	(9,249,474)	(3,939,997)	(603,830)
Fulfilment	(1,162,051)	(965,883)	(450,104)	(68,981)
Sales and marketing	(955,128)	(1,187,462)	(806,140)	(123,546)
Technology and content	(143,645)	(315,167)	(202,817)	(31,083)
General and administrative	(147,208)	(277,487)	(261,877)	(40,135)

Total operating cost and expenses	(13,114,628)	(11,995,473)	(5,660,935)	(867,575)
Other operating income	7,048	68,646	33,218	5,091

Loss from operations	(92,355)	(254,803)	(97,460)	(14,935)
Financial income/(expense), net	46,068	121,370	(8,571)	(1,314)
Foreign exchange loss, net	(685)	(12,397)	(919)	(141)
Other non-operating income/(loss), net	—	8,497	(1,610)	(247)

Loss before income tax expense, and equity in income of affiliates, net of tax	(46,972)	(137,333)	(108,560)	(16,637)
Income tax (expense)/benefit	(12,346)	16,720	(39,298)	(6,022)
Equity in income/(loss) of affiliates, net of tax	2,992	(3,221)	(3,834)	(586)

Net loss	(56,326)	(123,834)	(151,692)	(23,245)

Less: net income/(loss) attributable to non- controlling interests shareholders	3,362	1,928	(5,346)	(819)

Net loss attributable to YUNJI INC.	(59,688)	(125,762)	(146,346)	(22,426)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except for share and per share data, unless o
t
herwise noted)

	2018	2019	2020
	RMB	RMB	RMB	US$
Accretion on convertible redeemable preferred shares to redemption value	(2,187,633)	(1,532,013)	—	—
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	(60,796)	—	—	—
Deemed dividend from preferred shareholders	107	—	—	—

Net loss attributable to ordinary shareholders	(2,308,010)	(1,657,775)	(146,346)	(22,426)

Net loss	(56,326)	(123,834)	(151,692)	(23,245)
Other comprehensive income
Foreign currency translation adjustment	55,565	33,298	(79,411)	(12,170)

Total comprehensive loss	(761)	(90,536)	(231,103)	(35,415)
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	3,362	1,928	(5,346)	(819)

Total comprehensive loss attributable to YUNJI INC.	(4,123)	(92,464)	(225,757)	(34,596)

Net loss attributable to ordinary shareholders	(2,308,010)	(1,657,775)	(146,346)	(22,426)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,165,136,438	1,818,487,917	2,125,906,398	2,125,906,398

Net loss per share attributable to ordinary shareholders
- Basic	(1.98)	(0.91)	(0.07)	(0.01)
- Diluted	(1.98)	(0.91)	(0.07)	(0.01)
The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Yunji Inc. shareholders’ deficit	Non- controlling interest	Total shareholders’ deficit
	Number of Shares issued	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	1,268,000,000	—	—	4,227	—	(1,922,828)	(1,918,601)	—	(1,918,601)
Net loss	—	—	—	—	—	(59,688)	(59,688)	3,362	(56,326)
Foreign currency translation adjustments	—	—	—	—	55,565	—	55,565	—	55,565
Accretion on convertible redeemable preferred shares to redemption value	—	—	(54,193)	—	—	(2,133,440)	(2,187,633)	—	(2,187,633)
Appropriation to statutory reserves	—	—	—	4,277	—	(4,277)	—	—	—
Issuance of ordinary shares at par value	—	36	—	—	—	—	36	—	36
Deemed dividend from Preferred Shareholders (Note 23)	—	—	(107)	—	—	107	—	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	3,000	3,000
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature (Note 23)	(116,600,000)	—	—	—	—	(60,796)	(60,796)	—	(60,796)
Share based compensation	—	—	54,300	—	—	—	54,300	—	54,300

Balance as of December 31, 2018	1,151,400,000	36	—	8,504	55,565	(4,180,922)	(4,116,817)	6,362	(4,110,455)

YUNJI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Yunji Inc. shareholders’ deficit	Non- controlling interest	Total shareholders’ deficit
	Number of Shares issued	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	1,151,400,000	36	—	—	—	8,504	55,565	(4,180,922)	(4,116,817)	6,362	(4,110,455)
Net loss	—	—	—	—	—	—	—	(125,762)	(125,762)	1,928	(123,834)
Foreign currency translation adjustments	—	—	—	—	—	—	33,298	—	33,298	—	33,298
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(36,494)	—	—	(1,495,519)	(1,532,013)	—	(1,532,013)
Appropriation to statutory reserves	—	—	—	—	—	3,129	—	(3,129)	—	—	—
Issuance of ordinary shares upon Initial Public Offering (Note 22)	112,174,470	4	—	—	737,293	—	—	—	737,297	—	737,297
Conversion of redeemable preferred shares (Note 22)	895,216,752	30	—	—	6,446,030	—	—	—	6,446,060	—	6,446,060
Repurchasing common stock (Note 22)	—	—	(33,829,860)	(117,371)	—	—	—	—	(117,371)	—	(117,371)
Issuance of ordinary shares due to the exercise of share option (Note 24)	—	—	1,407,920	5,769	(4,689)	—	—	—	1,080	—	1,080
Issuance of restricted shares (Note 24)	—	—	3,036,290	14,933	(14,933)	—	—	—	—	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	2,400	2,400
Share based compensation	—	—	—	—	128,197	—	—	—	128,197	—	128,197

Balance as of December 31, 2019	2,158,791,222	70	(29,385,650)	(96,669)	7,255,404	11,633	88,863	(5,805,332)	1,453,969	10,690	1,464,659

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Yunji Inc. shareholders’ deficit	Non- controlling interest	Total shareholders’ deficit
	Number of Shares issued	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	2,158,791,222	70	(29,385,650)	(96,669)	7,255,404	11,633	88,863	(5,805,332)	1,453,969	10,690	1,464,659
Net loss	—	—	—	—	—	—	—	(146,346)	(146,346)	(5,346)	(151,692)
Foreign currency translation adjustments	—	—	—	—	—	—	(79,411)	—	(79,411)	—	(79,411)
Appropriation to statutory reserves	—	—	—	—	—	6,467	—	(6,467)	—	—	—
Repurchasing common stock (Note 22)	—	—	(6,246,410)	(23,171)	—	—	—	—	(23,171)	—	(23,171)
Issuance of ordinary shares due to the exercise of share option (Note 24)	—	—	9,151,290	31,489	(23,485)	—	—	—	8,004	—	8,004
Issuance of restricted shares (Note 24)	—	—	954,960	3,149	(3,149)	—	—	—	—	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	2,300	2,300
Share based compensation	—	—	—	—	98,378	—	—	—	98,378	—	98,378
Disposal of a subsidiary	—	—	—	—	—	(5,476)	—	6,060	584	(3,583)	(2,999)
Dividend to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	(1,200)	(1,200)
Balance as of December 31, 2020	2,158,791,222	70	(25,525,810)	(85,202)	7,327,148	12,624	9,452	(5,952,085)	1,312,007	2,861	1,314,868

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in
t
housands)

	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(56,326)	(123,834)	(151,692)	(23,245)
Adjustments to reconcile net loss to net cash generated from/(used in) operating activities:
Depreciation and amortization	9,306	19,888	21,054	3,228
Shared-based compensation	54,300	128,197	98,378	15,077
Loss/(gain) from disposal of property, equipment and software	871	(1,518)	674	105
Equity in (income)/loss of affiliates	(2,992)	3,221	3,834	586
Changes in fair value for equity securities with readily determinable fair value	—	(68,555)	53,683	8,227
Inventory write-downs	2,540	3,608	40,609	6,224
Foreign exchange loss	190	13,706	(6,417)	(983)
Amortization of right of use assets	—	19,430	15,732	2,411
Change in estimate of refund payable to members	—	(379,370)	(23,521)	(3,605)
Loss on disposal of long-term investments and the subsidiary	—	—	1,610	247
Allowance for credit losses	—	—	13,089	2,006
Cash dividend received	—	190	204	31
Deferred income tax	(13,067)	(30,020)	28,840	4,420

Changes in operating assets and liabilities:
Increase in accounts receivable	(6,658)	(4,525)	(154,413)	(23,665)
(Increase)/decrease in inventories	(345,305)	243,613	251,998	38,620
Increase in advance to suppliers	(25,285)	(38,773)	(16,547)	(2,536)
(Increase)/decrease in prepaid expenses and other current assets	(184,341)	60,654	78,143	11,976
Increase in other non-current assets	—	(278)	(4,867)	(746)
Decrease/(increase) in amounts due from related parties	773	(6,453)	1,793	275
Increase/(decrease) in accounts payable	662,249	(674,414)	(205,824)	(31,544)
Increase in refund payable to members	248,081	10,229	1,036	159
Increase/(decrease) in incentive payables to members	182,105	(37,459)	(72,316)	(11,083)
Increase/(decrease) in member management fees payable	8,417	(30,029)	(32,514)	(4,983)
Increase/(decrease) in deferred revenue	223,424	(365,147)	(130,853)	(20,054)
Increase in amount due to related parties	8,248	6,851	4,693	719
Increase/(decrease) in other payable and accrued liabilities	116,507	133,972	(77,920)	(11,942)

Net cash generated from/(used in) operating activities	883,037	(1,116,816)	(261,514)	(40,075)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(All amounts in thous
a
nds)

	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of property, equipment and software	(28,731)	(28,184)	(84,403)	(12,938)
Proceeds from disposal of property, equipment and software	17	3,041	1,845	283
Cash paid for short term investments	(11,539,398)	(4,793,867)	(1,774,781)	(271,998)
Cash received from maturity of short-term investments	11,124,565	5,028,793	2,492,613	382,010
Cash paid to merchants for factorings services	—	(42,467)	(57,913)	(8,876)
Cash received from merchants for factorings services	—	10,000	36,407	5,580
Cash paid for loans provided to third parties	—	(171,855)	(93,755)	(14,369)
Cash received from repayment of loans provided to third parties	—	—	61,869	9,482
Cash received from disposal of long-term investments	—	—	3,344	512
Impact to cash resulting from deconsolidation of a subsidiary	—	—	(7,144)	(1,095)
Cash paid for long-term investments	(14,500)	(120,944)	(27,067)	(4,148)

Net cash (used in)/generated from investing activities	(458,047)	(115,483)	551,015	84,443

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(All amounts in thousands)

		2018	2019	2020
		RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs		744,921	—	—	—
Proceeds from issuance of ordinary shares upon Initial Public Offering, net of issuance costs		—	737,297	—	—
Net proceeds from exercise of share options		—	1,080	6,995	1,072
Cash paid for repurchase of common stocks		—	(117,371)	(23,171)	(3,551)
Capital injection from non-controlling shareholders		3,000	2,400	2,300	352

Net cash generated from/(used in) financing activities		747,921	623,406	(13,876)	(2,127)

Effect of exchange rate changes on cash, cash equivalents and restricted cash		34,594	11,390	(53,624)	(8,217)

Net increase/(decrease) in cash, cash equivalents and restricted cash		1,207,505	(597,503)	222,001	34,024

Cash, cash equivalents and restricted cash at beginning of the year		357,741	1,565,246	967,743	148,313

Cash, cash equivalents and restricted cash at the end of the year		1,565,246	967,743	1,189,744	182,337

Supplemental disclosure of cash flow information
Cash paid for income tax		18,978	13,413	4,251	651
Supplemental schedule of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value		2,187,633	1,532,013	—	—
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature		60,796	—	—	—
Deemed dividend from convertible redeemable preferred shareholders		(107)	—	—	—
Issuance of Series B convertible redeemable preferred shares to the funder with no consideration	Note 23	6,421	—	—	—
Payable for capital expenditure		209	94	—	—
Net settlement between factoring receivables and payables		—	15,901	23,507	3,603

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash and cash equivalents	1,519,146	883,369	1,063,900	163,050
Restricted cash (Note 2.9)	46,100	84,374	125,844	19,287

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	1,565,246	967,743	1,189,744	182,337

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
Th
e
 Company, through its subsidiaries, consolidated variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively, the “Group”), offers a selection of high-quality products covering a broad range of categories at attractive prices through its
e-commerce
platform, Yunji App. In 2019, the Company integrated its original two
e-commerce
platforms, Yunji VIP App and Yunji Flagship App into one platform, Yunji App, with both basic features for all its users and exclusive features for the members of the Group’s membership program. Starting from first quarter of 2019, the Group started to operate Yunji App as a marketplace platform for third party merchants to sell their merchandise to Yunji App users. Starting from third quarter of 2020, the Group expanded to operate its business, including marketplace, on a diverse range of sales channels and on other platforms. The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”).
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
of Bolue (the
“Co-Founder”).
The
Co-Founder,
Mr. Wang Peng, and the other two institutional investors were initial ordinary shareholders of Yunji Sharing (the four parties were collectively named as the “Initial Ordinary Shareholders”). After Yunji Inc. was established in Cayman Island in November 2017, Yunji Holdings Limited (“Yunji Holding”) was incorporated in Hong Kong as a wholly owned subsidiary of the Company, and Hangzhou Yunchuang Sharing Network Technology Co., Ltd. (“Yunchuang Sharing” or “WFOE”) was established as a wholly owned subsidiary of Yunji Holding in the PRC. Thereafter, the new PRC subsidiaries and Zhejiang Yunji Preferred
E-commerce
Co., Ltd., (“Yunji Preferred”), which is a VIE to hold Internet Content Provider (“ICP”) license, were established. Consequently, a series of contractual agreements were entered into among Yunchuang Sharing, Yunji Sharing, Yunji Preferred and its existing shareholders, including loan agreement, exclusive service agreement, equity interest pledge agreement, exclusive option agreement, proxy agreement and power of attorney, spousal consent letters that irrevocably authorized the existing shareholders designated by Yunchuang to exercise the equity owner’s rights over Yunji Sharing and Yunji Preferred.
In preparation of its initial public offering, the Group underwent a reorganization (the “Reorganization”) starting from December 2017. After the Reorganization, the prior shareholding interests at Yunji Sharing were mirrored to the shareholding interests of the Group.

F-1
5

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
As of December 31, 2020, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Yunji Holding Limited	Hong Kong	December 20, 2017	100%	Investment holding
Chuangke Information Technology (Shenzhen) Co., Ltd.	Shenzhen	August 28, 2018	100%	Technology development
Zhejiang Youji Supply Chain Management Co., Ltd.	Huzhou	November 30, 2016	100%	Procurement
Anhui Delue Network Technology Co., Ltd.	Hefei	January 15, 2017	100%	Customer service
Zhejiang Jiyuan Network Technology Co., Ltd.	Hangzhou	August 14, 2018	100%	Procurement
Zhejiang Zhelue Network Technology Co., Ltd.	Hangzhou	May 23, 2016	100%	Sales of merchandise
Hangzhou Jichuang Network Technology Co., Ltd.	Hangzhou	May 23, 2016	100%	Investment holding
Yunji Hongkong Limited	Hong Kong	August 25, 2015	100%	Procurement
Ningbo Yunchu Trading Co., Ltd.	Ningbo	May 10, 2018	100%	Custom clearance
Hangzhou Yunchuang Sharing Network Technology Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Desking technology (HK) Co., Limited	Hong Kong	July 26, 2016	100%	Investment holding and Financing solution
Jironghuishang Commercial Factoring (Tianjin) Co., Ltd	Tianjin	October 16, 2018	100%	Financing solution
Zhejiang Yunxuan Supply Chain Management Co., Ltd	Hangzhou	August 9, 2018	100%	Procurement

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(b)	History of the Group and Basis of Presentation for the Reorganization (continued)

As of December 31, 2020, the Company’s principal consolidated VIEs and VIE’s subsidiaries are as follows:

	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
VIEs and VIE subsidiaries
Yunji Sharing Technology Co., Ltd.	Hangzhou	March 5,2018	100%	Investment holding
Zhejiang Yunji Preferred E-Commerce Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Zhejiang Jishang Preferred E-Commerce Co., Ltd.	Hangzhou	April 22, 2016	100%	Procurement
Zhejiang Jixiang E-commerce Co., Ltd.	Hangzhou	August 14, 2018	100%	E-Commerce
Hangzhou Fengjing Network Technology Co., Ltd.	Hangzhou	December 18, 2020	100%	Investment holding
Ningbo Meishan Bonded Port Area Jichuang Taihong Venture Capital Partnership (LP) (“Jichuang Taihong”)	Ningbo	January 15, 2019	100%	Investment holding
Hangzhou Heyi e-commerce Co., Ltd.	Hangzhou	August 5, 2020	100%	E-Commerce
Anhui Yunhe Network Technology Co., Ltd. (“Yunhe”)	Hefei	March 28, 2019	100%	Customer service and Procurement
Starting from third quarter of 2020, Yunhe and Jichuang Taihong, which were originally subsidiaries of the Company, became subsidiaries the Company’s consolidated VIEs as a result of equity transactions within th
e
 Group.

F-1
7

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(c)	Consolidated variable interest entities
In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its Apps and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company or onshore nominees of the Company (“Nominee Shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements cannot be unilaterally terminated by the Nominee Shareholders or the PRC domestic companies. As a result, the Company maintains the ability to control these PRC domestic companies and is entitled to substantially all of the economic benefits from these PRC domestic companies. Management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the WFOE are further described below.
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

F-1
8

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
Equity Interest Pledge Agreements
Pursuant to the relevant equity interest pledge agreements, the Nominee Shareholders of the VIEs have pledged 100%

equity interests in relevant VIEs to the WFOE to guarantee performance by the Nominee Shareholders of their obligations under the exclusive option agreements, the proxy agreement and power of attorney and the loan agreements, as well as the performance by the VIEs of their obligations under the exclusive option agreements and the exclusive service agreements. All of the equity interest pledge agreements shall remain valid until the pledges are released. In the event of a breach by the VIEs or any of their Nominee Shareholders of contractual obligations under the exclusive option agreements, the proxy agreement and power of attorney, the exclusive service agreements, the loan agreements and the equity interest pledge agreements, as the case may be, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the relevant VIE and will have priority in receiving the proceeds from such disposal. The Nominee Shareholders of the VIEs also covenant that, without the prior written consent of the WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. In October and December 2018, the equity pledge registrations of Yunji Preferred and Yunji Sharing with the relevant office of the State Administration for Market Regulation were completed, respectively. The equity pledge registrations of Hangzhou Chuanchou and Hangzhou Fengjing are in the proce
s
s of application.
Spousal Consent Letters
Pursuant to the Spousal Consent Letters, each Nominee Shareholder (except for Mr. Wenwei Shu, the shareholder of both Hangzhou Chuanchou and Hangzhou Fengjing, who has no spouse yet), who is a natural person, and his or her spouse unconditionally and irrevocably agreed that the equity interests in the VIEs held by such Nominee Shareholder will be disposed of pursuant to the equity interest pledge agreements, the exclusive option agreements, the loan agreement and the proxy agreement and power of attorney. Each of their spouses agreed not to assert any rights over the equity interests in the VIEs held by their respective spouses. In addition, in the event that any spouse obtains any equity interests in any VIE held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

(d)	Risks in relations to the VIE structure
The following table set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated (It should be noted that the VIEs were not established until 2018 as the Reorganization occurred. The following disclosures present the operations and financial positions of the businesses that currently constitute the VIE entities as of and for the respective periods.):

F-1
9

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)	Risks in relations to the VIE structure (continued)

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	139,323	137,994
Restricted cash	80,289	125,844
Accounts receivable, net	5,271	12,204
Advance to suppliers	21,393	18,334
Inventories, net	19,403	3,500
Amounts due from the Group companies (2)	2,872,259	3,909,067
Amounts due from related parties (1)	5,809	6,603
Prepaid expense and other current assets	171,498	195,428
Property, equipment and software, net	30,057	23,698
Long-term investments	—	34,625
Operating lease right-of-use assets	8,774	8,612
Deferred tax assets	58,613	44,674
Other non-current assets	4,804	7,553

Total assets	3,417,493	4,528,136

Accounts payable	326,014	296,640
Deferred revenue	158,942	35,412
Incentive payables to members	—	8,212
Refund payable to members	26,883	4,398
Members management fee payable	13,805	45,841
Other payable and accrued liabilities	282,189	228,321
Amounts due to the Group companies (3)	2,846,591	4,142,953
Amounts due to related parties (1)	6,039	11,483
Operating lease liabilities, current	4,762	5,160
Operating lease liabilities, non-current	3,735	4,265
Deferred Tax Liability	1	—

Total liabilities (4)	3,668,961	4,782,685

(1)	Information related to VIEs’ transactions with related parties is included in Note 27.
(2)
Amounts due from the Group companies primarily consisted of inter-company receivables for the sales of goods and the rendering of services made by the VIEs and their subsidiaries on behalf of other Group companies.

(3)	Amounts due to the Group companies primarily consisted of inter-company payables for the purchase of goods and services made by other Group companies on behalf of the VIEs and their subsidiaries.
(4)	Amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary is RMB 818,634 and RMB 635,467 as of December 31, 2019 and 2020, respectively

F-
20

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)	Risks in relations to the VIE structure (continued)

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Total revenues	2,551,221	4,570,774	3,122,086
Cost of revenues	(593,605)	(2,550,386)	(1,693,547)
Net (loss)/income	(364)	16,071	6,826

Net cash generated by/(used in) operating activities	778,728	(1,019,175)	61,434
Net cash (used in)/generated by investing activities	(25,014)	440,033	(18,347)
Net cash (used in)/generated by financing activities	(208,982)	—	2,300
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,302)	288	(1,161)

Net increase/(decrease) in cash, cash equivalents and restricted cash	542,430	(578,854)	44,226
Cash, cash equivalents and restricted cash at beginning of year	256,036	798,466	219,612

Cash, cash equivalents and restricted cash at end of year	798,466	219,612	263,838

F-2
1

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)	Risks in relations to the VIE structure (continued)

Under the Contractual Arrangement
s
 with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the respective VIEs and VIEs’ subsidiaries except for registered capital of VIEs and VIEs’ subsidiaries amounting to RMB 33,797 and RMB 33,797 as of December 31, 2019 and 2020, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.
The Group believes that the Group’s relevant PRC subsidiaries’ Contractual Arrangements with the consolidated WFOEs, VIEs and VIEs’ subsidiaries and the Nominee Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements.
In addition, if the current structure of any of the Contractual Arrangements were found to be in violation of any existing PRC laws, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Co
m
pany’s business and operating licenses, being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs and VIEs’ subsidiaries, which may result in deconsolidation of the VIEs and VIEs’ subsidiaries.
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remain unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and the possibility that such entities will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating income or the income of these affiliated Chinese entities, revoking business licenses or the business licenses of these affiliated Chinese entities, requiring the Company and its affiliated Chinese entities to restructure their ownership structure or operations and requiring the Company or its affiliated Chinese entities to discontinue any portion or all of the Company’s value-added businesses. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

F-2
2

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
2.4 Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to the valuation and recognition of refund payable to members, share-based compensation, reserve for excess and obsolete inventories and credit losses for financial instruments. Estimates are based on historical experiences and on various assumptions that the Group believes are reasonable under current circumstances. As of December 31, 2020, the Group considered the economic implications of the
COVID-19
on its significant judgments and estimates. Given that changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ materially from those estimates. Actual results could differ from those estimates.
The estimation of refunds payable to members is based upon the historical data of referral incentives earned by referring members within their estimated active life cycle. On a quarterly basis, the Company revisits the estimation with a consistently applied approach and the most up-to-date
data, and any change in accounting estimate will be reflected in relevant revenue streams in current period (Note 14).

F-2
3

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
Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Comprehensive Loss. Total exchange loss were RMB 685, RMB 12,397 and RMB 919 for the years ended December 31, 2018, 2019 and 2020, respectively.
The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income were a gain of RMB 55,565, RMB 33,298 and a loss of RMB 79,411, for the years ended December 31, 2018, 2019 and 2020, respectively.
2.6 Convenience translation
Translations of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.5250, representing the index rates stipulated by the federal reserve board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.
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

F-2
4

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
Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, equity securities with readily determinable fair values included in long-term investments, accounts payable, amounts due to related parties, accruals and other liabilities. As of December 31, 2019 and 2020, except for short-term investments and equity securities with readily determinable fair values included in long-term investments, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, prepayments and other current assets, trade payables, amounts due to related parties, accruals and other liabilities are approximated to their fair values due to the short-term maturity of these instruments. The Group reports short-term investments at fair value and discloses the fair value of these investments based on level 2 measurement, reports equity securities with readily determinable fair values included in long-term investments at fair value based on level 1 measurement (Note 9).
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
2.10 Short-term investments
Short-term investments are comprised of i) time deposits placed with banks with original maturities longer than three months but less than one year, ii) wealth management products issued by PRC banks or other financial institutions, which contains fixed or variable interest with original maturities within one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturities. These investments are stated at fair value. Changes in the fair value are reflected in Financial income/(expense), net in the Consolidation Statements of Comprehensive Loss.

F-2
5

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11 Accounts receivable, net
Accounts receivables, net mainly represent amounts due from customers, including the funds extended by the Group to qualified customers, including the merchants, through its factoring arrangements (the “factoring receivables”) and are recorded net of allowance for credit losses. As of December 31, 2019 and 2020, the balance of the factoring receivables was RMB 17,041 and RMB 122,089, respectively (Note 5).
Allowance for expected credit losses
Starting from January 1, 2020, the Group adopted ASU
No. 2016-13,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. Upon adoption of the new standard on January 1, 2020, there was no material cumulative effect of the adoption.
The Group’s accounts receivable, prepaid expenses and other current assets, amounts due from related parties and other non-current
assets are within the scope of ASC Topic 326.
To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers, the related receivables and other receivables which include size, type of the services, the counterparty or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.
The following table summarized the details of the Company’s allowance for expected credit losses:

	2018	2019	2020
Balance at beginning of year	—	—	—
Allowance for credit losses	—	—	13,089
Balance at end of year	—	—	13,089
2.12 Inventories, net
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of RMB 2,540, RMB 3,608 and RMB 40,609 are recorded in Cost of revenues in the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, 2019 and 2020, respectively.

F-2
6

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
Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded in Financial income/(expense),net through the Consolidated Statements of Comprehensive Loss.
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

F-2
7

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
Revenue recognition policies for each type of revenue steam are as follows:
Sales of merchandise
The Group primarily sells merchandise through its Yunji App. The Group presents the revenue generated from its sales of merchandise on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Group also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators. The cash collected from the sales of merchandise is initially recorded in Deferred revenue in the Consolidated Balance Sheets and subsequently recognized as revenue when the receipt of merchandise is confirmed by the customers, which is the point that the control of the merchandise is transferred to the customer. The revenue is recorded net of value-added tax, discounts, coupons, incentives and return allowances. Return allowances are estimated based on historical experiences and updated at the end of each reporting period.

F-2
8

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.16 Revenue recognition (continued)

Membership program
Before January 2020, the Group earns membership fees from its members, who pay a fixed fee in exchange for (1) a merchandise gift package, (2) the right to receive member exclusive discounts for merchandise sold on the Yunji App, (3) access rights to the member-exclusive features on Yunji App, (4) the right to receive units of Yunbi (meaning Yun coin) upon a successful new member referral (“Referral Yunbi”), (5) member exclusive training, and (6) units of Yunbi (“New member Yunbi”). Each of these items represents a separate performance obligation. Yunbi can be used as coupons for the member’s future purchases on Yunji App and therefore reflect material rights. In order to promote its membership program, the Group, at its discretion, allows its users to join the membership program by purchasing any merchandise of equivalent value of the membership fee via Yunji App within a defined period as an alternative way of paying the upfront fixed membership fee, or allows individuals that meet certain requirements to become members without paying membership fee. When users become members in this manner, they are not entitled to the merchandise gift package and member exclusive training. The Group allocates the transaction price to each performance obligation, after taking into consideration expected refunds payable to members (Note 2.17), based on their relative standalone selling price. When the standalone selling price of a performance obligation is not directly observable, it is estimated by the Group by using an expected cost plus a margin approach.
For the merchandise gift package, revenue is recognized when the receipt of the gift package is confirmed by the members, which were RMB 1,197,890, RMB 557,936 and nil for the years ended December 31, 2018, 2019 and 2020, respectively. For the right to receive Referral Yunbi, revenue is recognized when Referral Yunbi is used and redeemed, or upon expiration if not redeemed. For New member Yunbi, revenue is recognized when the New member Yunbi is used and redeemed, or upon expiration if not redeemed. The allocated amounts of the transaction price to the right to receive Referral Yunbi and New Member Yunbi incorporate estimation of breakages based upon historical data, and are deferred on the balance sheet upon the collection of the upfront membership fees, which was RMB 108,634 and RMB159,024, RMB 22,104 and RMB 80,553, and nil, for the years ended December 31, 2018, 2019 and 2020, respectively. For member exclusive training, revenue is recognized when the training courses are delivered over the service period by the third-party vendors engaged by the Group. For the remaining performance obligations, revenue is recognized over the period of the active life cycle of the Group’s members on a straight-line basis. The active life cycle of the Group’s members is estimated based on historical behavior of these members, which is approximately one year.
In addition, when members subsequently purchase merchandise, the members initially pay for their purchases at non-member
regular prices, and then are issued refunds equal to the member-exclusive discounts from the Group as a credit upon the members confirming receipt of the merchandise. The Group records such anticipated refunds as a reduction of revenue and discounts payables to the members.
Starting from January 2020, the Group has allowed any user to become its member free of charge for one year by simply registering for an account on Yunji App. When users become members in this manner, they are still entitled to enjoy the right to receive member exclusive discounts for merchandise sold on the Yunji App.

F-2
9

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
Remaining performance obligations
The remaining performance obligations associated with the Group’s sale of merchandise represents the cash collected upfront from the customers for their purchase of merchandise on Yunji App, but the underlying merchandise has not yet been received by the customers, which is included in the presentation of Deferred revenue (Note 12). As of December 31, 2019 and 2020, the remaining performance obligation for sales of merchandise were RMB 129,224 and RMB 40,645, respectively, which are expected to be recognized as revenue when the receipt of merchandise is confirmed by the customers.
Revenue allocated to remaining performance obligations of the Group’s membership program represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to obligations under the membership program that the Group has not yet fulfilled, which is included in the presentation of Deferred revenue (Note 12). As of December 31, 2019 and 2020, the aggregate amount of the transaction price allocated to remaining performance obligations were RMB 42,438 and nil, respectively, which are expected to be recognized as revenue within 12 months.
The remaining performance obligations associated with the Group’s marketplace revenue represents the portion of commission fee included in the payment collected from the users for their purchase of merchandise on Yunji App on behalf of the merchants, but the underlying merchandise has not yet been received by the users, which is included in the presentation of Deferred revenue (Note 12). As of December 31, 2019 and 2020, the remaining performance obligation for marketplace revenue was RMB 9,800 and RMB 9,113, which are expected to be recognized as revenue when the transactions are completed.

F-
30

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
The Group also offers loans to qualified customers, including the merchants, and charges an interest based on the principal through factoring arrangements. The Group extends loans to merchants for their expected orders in addition to the loans to the same merchants who factored their accounts receivable generated from their transactions completed on Yunji App with recourse. The Group also extends loans to unrelated customers who factored their accounts receivable derived from their own business with recourse. The Group records factoring receivables, which is included in accounts receivable, when the cash is advanced to its customers (Note 2.11). The interests are recognized over the term of loans, normally within one year. From cash flow perspective, when the Group has legal rights to net settle the factoring receivables from merchants with its payable to merchants, the Group settles such factoring receivables with the payables to the same merchant respectively, provided by the legal rights as per agreement between the two partie
s
.
2.17 Refund payable to members
After joining the Group’s membership program, members are able to make referrals to other users through their social networks. The Group provides incentives to those referring members by paying a cash refund upon a successful merchandise referral.
Since customers are only able to receive referral incentives after they become members. When the member become a customer of the Group by either paying the membership fees or making purchase of merchandise sold on Yunji App after they register as a member, the incentives related to merchandise referral are considered payments to customers (and are not payment for a distinct good or service) and accounted for as a refund payable to members. Such refunds are estimated at the time the membership fee is received or at the time that the members make merchandise purchases, and recorded as Refund payable to members, and reduce the transaction price (that the Group expects to be entitled to keep) for the membership fee revenue recognition calculation described above accordingly. Any amount of referral incentives expected to be paid in excess of the initial membership fee received is recorded as Refund payable to members (and reduces merchandise revenue subsequently generated from those members) at the time they make subsequent merchandise purchases, up to the amount of the expected future referral incentives.
The estimation of refund payable to members involves the assumption of the members’ active life cycle and the expected number of members who will earn referral incentives, based upon the historical data of referral incentives earned by referring members within their active life cycle (Note 2.4). Once the referral incentives are earned by the referring members, the amounts are transferred to the members’ individual Yunji App accounts and reclassified from Refund payable to members to Incentive payables to members.

F-3
1

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.18 Users incentive programs
The Group grants certain units of Yunbi and other coupons (collectively referred to as coupons), from time to time, to its customers at its discretion in different situations. Yunbi are not redeemable for cash and can be used as a coupon for the customer’s future purchase on the Yunji App. The value of one unit of Yunbi is equivalent to one RMB yuan. The coupons granted can be categorized into 1) coupons granted concurrent with a revenue transaction and 2) coupons granted not concurrent with a revenue transaction. When the coupon is granted concurrent with a revenue transaction, the Group determine whether the coupon represents a material right of the current transaction. If the coupon represents a material right, the transaction price is allocated between merchandise sale and the coupon based on the estimated standalone selling price taking into consideration the coupon’s forfeiture rate. If the coupon does not represent a material right, it is recognized as a reduction of revenue when they are applied in the future sales. When the coupon is not granted concurrent with a revenue transaction, the Company assesses whether the coupons were granted in exchange for a distinct service at fair value. When the coupons are granted in exchange for a distinct service at fair value, they are recorded as expense upon grant. In this case, the person granted coupons in return for their service activities does not need to be a member. When the coupons are not granted in exchange for a distinct service, they can only be applied to the future purchase of certain specified merchandise. These coupons are not accounted for when they are granted and are recognized as a reduction of revenue when they are applied in future sales.
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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.19 Cost of revenues
Cost of revenues consists of purchase price of merchandise, inbound shipping charges, write-downs of inventory and member training costs. Inbound shipping charges to receive merchandise from suppliers are included in the inventories and recognized as cost of revenues upon sale of the merchandise to the customers.
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

F-3
3

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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25 Employee benefits
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were RMB 299,341, RMB 553,175 and RMB 403,031 for the years ended December 31, 2018, 2019 and 2020, respectively.
2.26 Operating leases
The Company applied ASC 842, Leases, on January 1, 2019 on modified retrospective basis and has elected not to recast comparative periods. The Company determines if an arrangement is a lease at inception. Operating leases are primarily for office and warehouse and are included in Operating lease right of use assets, net, Operating lease liabilities, current and Operating lease liabilities, non-current
on its Consolidated Balance Sheets. Operating lease right of use assets represent the Group’s right to use an underlying asset for the lease term and Operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right of use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Operating lease right of use assets also includes any lease payments made and excludes lease incentives. The Group’s lease term may include options to extend or terminate the lease. Renewal options are considered within the Operating lease right of use assets and liabilities when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
For operating lease with a term of one year or less, the Group has elected to not recognize a lease liability or lease right of use asset on its Consolidated Balance Sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its Consolidated Statements of Comprehensive Loss. The Group has operating lease agreements with insignificant non-lease
components and have elected the practical expedient to combine and account for lease and non-lease
components as single lease component.
Upon the adoption of the new lease standard, on January 1, 2019, the Group recognized operating lease assets of RMB 27,653 and total operating lease liabilities of RMB 28,261 (including current liabilities of RMB 11,876) on the Consolidated Balance Sheets. There was no impact to Accumulated deficit at adoption.
2.27 Government grant
Government grants are recognized as Other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the Consolidated Statements of Comprehensive Loss upon receipts and all conditions attached to the grants are fulfilled.

F-3
5

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
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

F-3
6

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
For the years ended December 31, 2018, 2019 and 2020, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB 4,227, RMB 3,129 and RMB 6,467 respectively.

F-3
7

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

F-3
8

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.34 Recent accounting pronouncements
In December 2019, the FASB issued ASU
2019-12
- Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date
loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based
tax, (2) requires an entity to evaluate when a
step-up
in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact.
In January 2020, the FASB issued Accounting Standards Update
No. 2020-01,
Investments— Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph
815-10-15-141(a)
an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph
815-10-15-141
to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact.
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

F-3
9

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
3. CONCENTRATION AND RISKS (CONTINUED)

3.3 Foreign currency exchange rate risk
In July 2005, the PRC government changed its
decades-old
policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 5.0% in 2018. The appreciation of the RMB against the US$ was approximately 1.6% in 2019. The appreciation of the RMB against the US$ was approximately 6.5% in 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4. SHORT TERM INVESTMENT

	As of December 31,
	2019	2020
	RMB	RMB
Time deposits	593,954	134,146
Wealth management products	180,782	—

	774,736	134,146

The Group’s wealth management products mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased or revolving terms. For the years ended December 31, 2018, 2019 and 2020, the weighted average return of the wealth management products were 4.1%, 3.4% and 3.4%, respectively.
5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2019	2020
	RMB	RMB
Factoring receivables	17,041	122,089
Receivables from sales channels on other platforms	—	35,950
Receivables from merchants under marketplace business	3,015	8,439
Receivables from other revenue	8,471	6,858
Less: allowance for credit losses	—	(8,603)

	28,527	164,733

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET
Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Prepaid member training costs (1)	36,669	—
Receivables from third-party payment settlement platform (2)	71,202	33,154
Deposits (3)	86,796	62,540
Prepaid rental expenses	617	412
Prepaid advertising expenses	4,085	5,482
Short-term loan receivables (4)	121,949	130,629
Share transfer consideration receivable (5)	97,667	—
VAT-input deductible	115,252	126,455
Staff advance	640	151
Receivables from disposal of a subsidiary (6)	—	26,676
Others	32,555	27,896
Less: allowance for credit losses	—	(2,972)

	567,432	410,423

(1)
The Group engages third party vendors to provide sales and marketing related training to its members, including on-line
training courses to facilitate product sales, updated features on Yunji App, etc. According to the member agreement, all members of the Group, except for those joined the Group’s membership program without paying upfront membership fee, are eligible to attend the training courses provided by these third party vendors. In case when the Group should make prepayments for the training costs to these third party vendors, the prepaid amounts are amortized over relevant period of the training courses provided by the third party vendors. For the years ended December 31, 2018, 2019 and 2020, member training costs were RMB 423,586, RMB 356,283 and RMB 37,147, presented in Cost of revenues in the Consolidation Statements of Comprehensive Loss.

(2)	Receivables from third-party payment settlement platform represent cash due from the third party on-line payment service providers in relation to their processing of payments to the Group.
(3)	Deposits mainly represent the customs deposits held in customs bank accounts, which were RMB 65,000 and RMB 38,000 as of December 31, 2019 and 2020, respectively.
(4)
Short-term loan receivables represent the principal and interest to be collected on three loans provided by the Group to a customer. As of December 31, 2020, the loans include one principal amount of US$ 10.3 million (equivalent to RMB 67,206), one principal amount of US$ 4.7 million (equivalent to RMB 30,667) and the other with principal amount of US$ 5.0 million (equivalent to RMB 32,625). As of December 31, 2019, the loans include one principal amount of US$ 10.3 million, which was renewed in 2020, and include the other with principal amount of RMB 50,000. The terms of loans are of one-year
term and with fixed annual interest at approximately 4% within the market rate range, and mature within one year. The loans are pledged by gold bullion with value no less than the loan principal provided to this customer, and the loan arrangements were entered into separately from regular sales business with this customer.

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

F-4
1

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
6. PREPAID EXPENSES AND OTHER CURRENT ASSETS,
NET (CONTINUED)

(6)
In the fourth quarter of 2020, the Group disposed a subsidiary, Wuhan Yunteng Logistics Co., Ltd. (“Wuhan Yunteng”), to a third party for a total cash consideration of RMB 26,676, with a loss of RMB 1.0 million recorded in other non-operating
income/(loss) (Note 19).

7. INVENTORIES, NET

	As of December 31,
	2019	2020
	RMB	RMB
Merchandise and packing materials	428,763	145,773
Less: inventory write-downs	(441)	(10,528)

Inventories, net	428,322	135,245

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET
Property, equipment and software, net, consist of the foll
o
wing:

	As of December 31,
	2019	2020
	RMB	RMB
Leasehold improvement	29,421	32,417
Electronic equipment	25,990	21,932
Furniture	10,117	6,669
Software	2,441	4,336
Vehicles	1,101	1,101
Construction in progress	3,144	874

Subtotal	72,214	67,329

Less: accumulated depreciation	(26,870)	(41,319)

Property, equipment and software, net	45,344	26,010

Depreciation expenses were RMB 9,306, RMB 18,021 and RMB 21,054 for the years ended December 31, 2018, 2019 and 2020, respectively. No impairment charges were recorded for the years ended December 31, 2018, 2019 and 2020.
As of December 31, 2019 and 2020, the balances of construction in progress were RMB 3,144 and RMB 874 which were primarily relating to the leasehold improvements of office buildings.

F-4
2

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. LONG-TERM INVESTMENTS
The Group’s long-term investments consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Equity method investments	36,588	58,479
Equity securities accounted for under alternative measurement	4,200	5,900
Equity securities with readily determinable fair values	158,072	94,552

Long-term investments	198,860	158,931

Major investments made by the Company during the years ended December 31, 2018, 2019 and 2020 are summarized as follows:
Investments accounted for using equity method
The investments accounted for using equity method represent the Group’s equity investment over which the Group is able to exercise significant influence in the form of ordinary shares of the investee. The investments accounted for under equity methods are individually immaterial for the periods presented.
The carry amount and unrealized securities holding gain/ (loss) for the investments under equity method as of December 31, 2020 was as follows,

Equity method investments
Total value booked under equity method as of December 31, 2018	16,799
Addition	23,200
Dividends received	(190)
Share of cumulative loss for the year ended December 31, 2019	(3,221)

Total value booked under equity method as of December 31, 2019	36,588
Addition	28,883
Dividends received	(204)
Disposal of long-term investments	(2,954)
Share of cumulative loss for the year ended December 31, 2020	(3,834)

Total value booked under equity method as of December 31, 2020	58,479

Equity securities accounted for under alternative measurement
The investments accounted for under alternative measurement represent the Group’s equity investment over which the Group is not able to exercise significant influence in the form of ordinary shares of the investee. The equity investments accounted for under alternative measurement are individually immaterial for the periods presented.

F-4
3

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
9. LONG-TERM INVESTMENTS (CONTINUED)

Equity securities with readily determinable fair values
Investment in GXG
In May 2019, the Group purchased 22,740,000 ordinary shares of a Hong Kong listed Company - GXG (1817. HK) - with a total consideration of US$ 13 million, and recorded its investment in GXG with initial cost of US$ 13 million (equivalent to approximately RMB 89,517). As of December 31, 2019 and 2020, based on the market price, the Group re-measured
the investment at a fair value of RMB 158,072 and RMB 94,552, respectively, and recorded the unrealized changes in fair value with a gain of RMB 68,555 and a loss of RMB 56,383 in Financial income/(expense), net in the Consolidation Statements of Comprehensive Loss for years ended December 31, 2019 and 2020, respectively. This investment is classified as equity securities with readily determinable fair values.
10. OTHER
NON-CURRENT
ASSESTS
Other
non-current
assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Long-term loan receivable (1)	50,278	53,612
Prepayment of an office building (2)	—	78,000
Others	6,003	18,695
Less: allowance for doubtful accounts		(1,514)

	56,281	148,793

(1)
Long-term loan receivable represents the principal and interest to be collected of a loan provided by the Group to a third party. The loan was of principal amount of RMB 50,000, three-year term starting from December 2019, and with a lump sum interest rate of 20% at maturity.

(2)
The Group purchased an office building from a third party and paid the full amount in advance with consideration of USD$11.25 million (equivalent RMB 78,000). This office building is expected to be used by the Group to relocate its customer service center in the future.

F-4
4

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. ACCOUNTS PAYABLE

	As of December 31,
	2019	2020
	RMB	RMB
Merchandise purchase payables	548,427	292,515
Warehouse and logistic fees payables	48,327	7,512
Payable to merchants (1)	145,205	201,522

	741,959	501,549

(1)
Payable to merchants represents the unpaid balances to the merchants of cash collected by the Group on behalf of the merchants for products sold on Yunji App when the Group is viewed as the agent in the sales arrangement.

12. DEFERRED REVENUE

	As of December 31,
	2019	2020
	RMB	RMB
Deferred merchandise revenue	129,224	40,645
Deferred membership program revenue	42,438	—
Deferred marketplace revenue	9,800	9,113
Deferred other revenue	366	1,193

	181,828	50,951

The revenue recognized in the years ended December 31, 2018, 2019 and 2020 that was included in deferred revenue as of the beginning of each respective period were RMB 323,551, RMB 546,975 and RMB 181,828, respectively.

F-4
5

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. INCENTIVE PAYABLES TO MEMBERS

	As of December 31,
	2019	2020
	RMB	RMB
Accruals of Yunbi granted under member incentive program	251	—
Discounts and referral incentive payable (1)	384,235	312,170

Total incentive payables to members	384,486	312,170

(1)
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

14. REFUND PAYABLE TO MEMBERS

	As of December 31,
	2019	2020
	RMB	RMB
Refund payable to members	26,883	4,398

Refund payable to members represents the estimated referral incentives expected to be refunded to referring members from the upfront membership fees paid and the merchandise purchases for their own accounts (Note 2.17). The movement of refund payable to members during the periods presented are as follows:

Refund payable to members
Balance as of December 31, 2017	147,943
Estimated referral incentives to be refunded	626,853
Referral incentives earned (1)	(378,772)

Balance as of December 31, 2018	396,024

Balance as of December 31, 2018	396,024
Estimated referral incentives to be refunded	132,989
Referral incentives earned (1)	(122,760)
Change in estimate (2)	(379,370)

Balance as of December 31, 2019	26,883

Balance as of December 31, 2019	26,883
Estimated referral incentives to be refunded	8,021
Referral incentives earned (1)	(6,985)
Change in estimate (2)	(23,521)

Balance as of December 31, 2020	4,398

(1)	Once the referral incentives are earned by the referring members, the amounts are transferred to the members’ individual Yunji App accounts and recorded as Incentive payables to members (Note 13).

F-4
6

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14. REFUND PAYABLE TO MEMBERS (CONTINUED)

(2)
The estimation of refund payable to members is based upon the historical data of referral incentives earned by referring members within their active life cycle. The balance of the payable was RMB 26,883 and RMB 4,398 as of December 31, 2019 and 2020, respectively, and reflected the Company’s member’s referral behavior in light of its ongoing refinement of its membership enrollment system.

In June 2019, the Company, at its discretion, launched a series of promotion activities which allowed non-member
users to join the Group’s membership program without having to purchase membership packages. The non-paid
membership is available to new members as long as they meet a certain cumulative spending threshold, or certain other requirements, within a given period of time. These promotion activities enlarged the Group’s member base in 2019 by attracting more non-member
users to become members. It further encouraged an increasing percentage of members to purchase more merchandise to meet the cumulative spending threshold and enjoy the member exclusive discounts under the membership program. Upon the successful launch of these promotion activities, the amount of revenue earned from referring members, and the commissions paid to them, decreased since late of the second quarter of 2019. Starting from January 2020, the Company launched free membership program (Note 2.16) and the refund payable further decreased. Based on these new patterns of activity, and the continuing expansion of the promotion activities, the Company recognized a change in estimate to reduce the Refund Payable to Members by RMB 379,370 and RMB 23,521 during 2019 and 2020, respectively. The adjustment was recorded as an increase in revenue, reflecting the original establishment of the refund payable as a reduction in revenue (as a form of variable revenue consideration). The balance of the refund payable as of December 31, 2019 and 2020 reflected the Company’s best estimate of its liability based on historical patterns of earnings and redemptions, after the introduction of the aforementioned promotion activities.

F-4
7

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. MEMBER MANAGEMENT FEES PAYABLE

	As of December 31,
	2019	2020
	RMB	RMB
Member management fees payable	78,355	45,841

The Group engages third party vendors to provide management service in the member’s community, including organizing product launch events, collecting members or Yunji App users’ feedbacks, etc. Member management fees payable represents the Group’s unpaid balance of such service fees to the third party vendors. For the years ended December 31, 2018, 2019 and 2020, member management fees were RMB 834,576, RMB 876,769 and RMB 418,194, presented in Sales and marketing expenses in the Consolidation Statements of Comprehensive Loss.
16. OPERATING LEASE
The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining terms of one year to five years with no variable lease costs.
Operating lease costs were RMB 19,135 and 15,732 for the years ended December 31, 2019 and 2020.
Supplemental cash flow information related to leases were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities	17,528	14,686
Right-of-use assets obtained in exchange for operating lease liabilities	46,551	—
Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Right-of-use assets	43,043	11,324
Operating lease liabilities - current	17,559	6,988
Operating lease liabilities – non-current	27,734	8,309

Total lease liabilities	45,293	15,297

Weighted average remaining lease term	3	1.7
Weighted average discount rate	4.75%	4.75%

F-4
8

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
16. OPERATING LEASE (CONTINUED)

Maturities of lease liabilities are as follows:

As of December 31, 2020
RMB
2021	7,316
2022	5,392
2023	3,454
2024	61
2025	—

Total operating lease payments	16,223
Less: imputed interest	(926)

Total	15,297

For the years ended December 31, 2018, the Company recognized lease expense of RMB 17,522 respectively, under ASC 840.

F-4
9

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. OTHER PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Supplier deposits (1)	86,132	86,759
Merchants deposits (2)	80,643	68,903
Rental fee payables	438	720
IT related service fees	22,937	2,913
Accrued professional fees	8,179	9,106
Salaries and welfare payable	94,973	60,737
Taxes payable	40,498	19,044
Accrued marketing and other operational expenses	13,963	21,576
Others	1,348	10,828

	349,111	280,586

(1)	The deposit obtained from the suppliers is to ensure inventory level ready for the Group to purchase and good product quality under the Group’s sales of merchandise business model.
(2)
The deposit obtained from the merchants is to ensure implementation of Yunji App’s platform policy and good product quality to be sold by the merchants on Yunji App under the Group’s marketplace business model. The deposit can be withdrawn immediately after the merchants terminate its online shop on Yunji App.

18. OTHER OPERATING INCOME

	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB	RMB
VAT-in super deduction (1)	—	25,047	4,830
Government grants (2)	7,048	43,599	25,172
Others	—	—	3,216

	7,048	68,646	33,218

(1)
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

(2)
Government grants mainly represent cash subsidies received from PRC local governments for companies operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Starting from January 2020, the Company presents government grants as Other operating income. The relevant item in the prior years of RMB 7,048 and RMB 43,599 for the years ended December 31, 2018 and 2019 are also classified from Other non-operating
income/(loss), net, to be in conformity with the current period presentation in the Consolidated Statements of Comprehensive Loss. These cash subsidies were not subject to meeting any specific future conditions.

F-
50

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. OTHER
NON-OPERATING
INCOME/(LOSS), NET

	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB	RMB
Loss on disposal of long-term investments and a subsidiary	—	—	1,610
Others	—	8,497	—

	—	8,497	1,610

20. FINANCIAL INCOME/(EXPENSE), NET

	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB	RMB
Interest income	46,919	52,889	46,667
Interest expense	—	—	(6,383)
Gains/(loss) from fair value change of equity securities with readily determinable fair value (1)	—	68,555	(53,683)
Bank charges	(851)	(444)	(709)
Others	—	370	5,537

	46,068	121,370	(8,571)

(1)	Gain from fair value change of equity securities with readily determinable fair value represents the unrealized changes of fair value of investment in GXG (Note 9).

F-5
1

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. TAXATION
(a) Value added tax (“VAT”) and surcharges
The Group is subject to statutory VAT rate of 11% prior to May 1, 2018
,

10%
between
May 1, 2018

and April 1, 2019, and 9% since April 1, 2019
for revenues from sales of agricultural products, and 17% prior to May 1, 2018 and 16%
between
May 1, 2018
 and April 1, 2019, and 13% since April 1, 2019
for sales of other products, respectively, in the PRC. The Group is exempted from VAT for revenues from sales of vegetables and contraceptives.
The Group is subject to VAT at the rate of 11%
 prior to May 1, 2018, 10% between May 1, 2018 and April 1, 2019, and 9% since April 1, 2019 for the logistics services.
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

F-5
2

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
21. TAXATION (CONTINUED)

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

F-5
3

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
21. TAXATION (CONTINUED)
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
As of December 31, 2019 and 2020, the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. Accordingly, no deferred income tax liabilities on withholding tax were provided as of December 31, 2019 and 2020.
Composition of income tax
The components of loss before tax are as follow:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB	RMB
Loss before tax
Loss from PRC entities	(61,767)	(204,937)	(5,399)
Income/(loss) from overseas entities	14,795	67,604	(103,161)

Total loss before tax	(46,972)	(137,333)	(108,560)

	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB	RMB
Current income tax expense	25,413	13,300	10,458
Deferred income tax (benefit)/expense	(13,067)	(30,020)	28,840

	12,346	(16,720)	39,298

F-5
4

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
21. TAXATION (CONTINUED)

Reconciliation of the differences between statutory tax rate and the effective tax rate
Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
PRC Statutory income tax rate	25%	25%	25%
Effect on tax rates in different tax jurisdiction	3%	8%	-9%
The effect of change in the tax rate of Jishang Preferred	-76%	26%	0%
Difference in EIT rates of PRC entities	9%	0%	0%
Non-deductible expenses	-4%	-2%	-1%
Additional deduction for research and development expenditures	25%	16%	48%
Share-based compensation	-17%	-23%	-23%
Non-taxable income	7%	0%	0%
Permanent book-tax differences	0%	2%	7%
Change in valuation allowance	2%	-40%	-83%

Effective tax rates	-26%	12%	-36%

(c) Deferred tax assets and deferred tax liabilities
The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Net accumulated losses-carry forward	150,990	205,487
Deferred membership program revenue	10,610	—
Refund payable to members	6,721	1,100
Inventory write-downs	110	2,632
Allowance for credit losses	—	3,272
Others	6,961	4,101
Less: valuation allowance	(65,225)	(156,150)

Total deferred tax assets	110,167	60,442

F-5
5

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
21. TAXATION (CONTINUED)
(c) Deferred tax assets and deferred tax liabilities (continued)

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax liabilities
Prepaid member training costs	9,288	—
Gain or loss from changes in fair values	11,312	2,684
Others	3,104	135

Total deferred tax liabilities	23,704	2,819

Movement of valuation allowance

	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB	RMB
Balance at beginning of the year	(11,153)	(10,004)	(65,225)
Changes of valuation allowance(1)	1,149	(55,221)	(90,925)

Balance at end of the year	(10,004)	(65,225)	(156,150)

(1)
Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2019 and 2020, valuation allowances on a large part of deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries. As of December 31, 2019 and 2020, valuation allowances of RMB 55,221 and RMB 90,925 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Company’s estimate of future taxable incomes of all its subsidiaries.

As of December 31, 2020, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2021	41
2022	11,832
2023	484
2024	356,494
2025	258,501

627,352

As of December 31, 2020, the Group had tax losses carry forwards of approximately RMB 627,352 which mainly arose from its subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC. The tax losses carry forwards from PRC entities will expire during the period from 2021 to 2025.

F-5
6

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
As of December 31, 2019 and 2020, 20,000,000,000 ordinary shares had been authorized and a total of 2,158,791,222 ordinary shares, co
n
sists of 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares, had been issued. A total of 2,133,265,412 ordinary shares, consists of 1,183,305,412 Class A ordinary shares and 949,960,000 Class B ordinary shares, had been outstanding as of December 31, 2020. A total of 2,129,405,572 ordinary shares, consists of 1,179,445,572 Class A ordinary shares and 949,960,000 Class B ordinary shares, had been outstanding as of December 31, 2019.
Immediately prior to the completion of the IPO, all classes of preferred shares of the Company were converted and re-designated
as 895,216,752 Class A ordinary shares on a
one-for-one
basis. 201,440,000 ordinary shares of the Company were
re-designated
as Class A ordinary share and 949,960,000 ordinary shares were re-designated
as Class B ordinary shares with super voting power (one share with ten votes). Mr. Xiao Shanglue, founder, chairman and chief executive officer of the Company, will be deemed to beneficially own all of the issued Class B ordinary shares.
On May 3, 2019, the Company completed its IPO on NASDAQ Global Select Market. The Company offered 110,000,000 Class A ordinary shares which represented 11,000,000 ADSs.
Subsequently on June 4, 2019, over-allotment option were electedly exercised and the Company issued additional 2,174,470 shares of Class A Ordinary Shares issued at a price of US$1.10 per share.
On August 28, 2019, the Company was authorized by the Board of Directors to, from time to time, acquire up to an aggregate of US$20 million of its shares in the form of ADSs and/or the ordinary shares of the Company over the next six months in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of December 31, 2020, the Company cumulatively repurchased 40,076,270 Class A ordinary shares at price of US$0.40 to $0.70.
23. CONVERTIBLE REDEEMABLE PREFERRED SHARES
In July 2015, pursuant to an investment agreement, the Company issued 373,000,000 Series Seed Preferred Shares with total cash of RMB50,000, and incurred issuance cost of RMB1,000.
In November 2016 and January 2017, pursuant to an investment agreement, the Company issued 272,600,000 Series A Preferred Shares with total consideration of RMB33,160 and US$20,000 (RMB 138,532 equivalent) as well as the full exercise of the Series Seed Warrant at fair value of RMB644 and the full exercise of Series A Warrant at fair value of RMB1,754. Total issuance cost in the amount of RMB8,095 was incurred for the Former Series A Capital Contribution, including a finder’s commission of RMB 6,509.
Furthermore, the Company issued 116,600,000 Series A Preferred Shares with the subscription price at US$0.000005 per share to two of the institutional investors of the Initial Ordinary Shareholders, which was accounted for as a modification/extinguishment to Series A Preferred Shares from the Initial Ordinary Shareholders’ contributions.

F-5
7

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
23. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

In February 2018, pursuant to a share purchase agreement, the Company issued 110,803,324 shares of Series B Preferred Shares for cash of US$100,000(RMB 630,010 equivalent). Total issuance cost in the amount of RMB14,062 was incurred for the Series B Preferred Shares, including a finder’s commission of US$2,000 (RMB12,600 equivalent). The Company paid 50% of the commission in cash amounted US$1,000 and the remaining 50% by issuance of 1,108,033 shares of Series B Preferred Shares for no consideration to the finder, a financial advisor in June 2018. The total of the finder’s commission was also recorded as an issuance cost as a deduction of the preferred shares.
In June and November 2018, pursuant to a share purchase agreement, the Company issued 21,105,395 shares of Series B+ Preferred Shares for cash of US$20,000 (RMB 128,416 equivalent) with issuance cost in the amount of RMB5,867.
The Series Seed, Series A, Series B and Series B+ Preferred Shares are collectively referred to as the “Preferred Shares”. All series of Preferred Shares have the same par value of US0.000005 per share.
All of Preferred Shares were converted into Class A ordinary shares immediately upon the completion of the Company’s initial public offerings on May 3, 2019 (Note 22). Prior to their conversion, Preferred Shares were entitled to certain preference with respect to conversion, redemption, dividends and liquidation.
24. SHARE-BASED COMPENSATION
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
The Company accounted for the share-based compensation costs on a straight-line bases over the requisite service period for the award based on the fair value on their respectively grant date.
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
On January 1 2020, the Company granted 356,210 and 49,964,000 RSUs to its two external consultants and employees, respectively. In addition, on July 1, 2020, the Company granted 13,890,000 RSUs to its directors and employees.

F-5
8

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
24. SHARE-BASED COMPENSATION (CONTINUED)

(a) Options
The following table sets forth the stock options activity for the years ended December 31, 2018, 2019 and 2020:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of December 31, 2018	87,112,400	0.12	5.09	60,399

Granted	16,097,050	0.61
Forfeited	(7,954,980)	0.31
Exercised	(1,407,920)	0.09

Outstanding as of December 31, 2019	93,846,550	0.19	3.77	30,442

Granted	—	—
Forfeited	(16,014,140)	0.11
Exercised	(9,151,290)	0.10
Expired	(115,200)	0.14

Outstanding as of December 31, 2020	68,565,920	0.22	2.65	2,826

Vested and expected to vest as of December 31, 2020	68,565,920

Exercisable as of December 31, 2020	53,535,110	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2019: US$0.46, December 31, 2020: US$ 0.19).
The Group uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s options grants were as follow:

	2019	2020
Exercise price (US$)	0.1~0.7	N/A
Exercise multiple	2.2~2.8	N/A
Risk-free interest rate	1.68%~2.47%	N/A
Expected term (in years)	6	N/A
Expected dividend yield	—	N/A
Expected volatility	39.91%~41.29%	N/A
Expected forfeiture rate (post-vesting)	0%/5%	N/A

Fair value of the underlying shares on the date of options grants (US$)	0.46~1.42	N/A
Fair value of share option (US$)	0.11~1.32	N/A

F-5
9

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
24. SHARE-BASED COMPENSATION (CONTINUED)
(a) Options (continued)

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
Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB48,298, RMB66, 190 and RMB52,870 for share options granted under the 2017 Plan and the 2019 Plan in the Consolidated Statements of Comprehensive Loss for the years ended 2018, 2019 and 2020, respectively.
As of December 31, 2019 and 2020, there was RMB137,487 and RMB40,192, respectively, in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 1.97 and 0.8 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.
(b) Restricted share units
A summary of activities of the service-based RSUs for the years ended December 31, 2018, 2019 and 2020 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at December 31, 2018	24,800,000	0.74

Granted	18,257,040	0.68
Vested	(3,036,290)
Forfeited	(3,185,900)

Unvested at December 31, 2019	36,834,850	0.76

Granted	64,210,210	0.43
Vested	(954,960)
Forfeited	(51,629,000)
Expired	(500,000)

Unvested at December 31, 2020	47,961,100	0.63

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.
As of December 31, 2019 and 2020 3,036,290 RSUs and 954,960 RSUs were vested.
For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized by the Group for the RSUs granted were RMB6,002, RMB62,007 and RMB45,508, respectively.

F-
60

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
24. SHARE-BASED COMPENSATION (CONTINUED)
(b) Restricted share units (continued)

As of December 31, 2019 and 2020, there was RMB138,441 and RMB112,376 in total unrecognized compensation expense, related to unvested RSUs, which is expected to be recognized over a weighted average period of 2.60 and 2.51 years, respectively.
25. FAIR VALUE MEASUREMENTS
As of December 31, 2019 and 2020, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Time deposits	593,954	—	593,954	—
Wealth management products	180,782	—	180,782	—
Long-term investments
Equity securities with readily determinable fair value	158,072	158,072	—	—

Total assets	932,808	158,072	774,736	—

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Time deposits	134,146	—	134,146	—
Long-term investments
Equity securities with readily determinable fair value	94,552	94,552	—	—

Total assets	228,698	94,552	134,146	—

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

F-6
1

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
25. FAIR VALUE MEASUREMENTS (CONTINUED)

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

F-6
2

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. NET LOSS PER SHARE
Basic and diluted net loss per share for each of the years/periods presented are calculated as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB	RMB
Numerator:
Net loss attributable to YUNJI INC.	(59,688)	(125,762)	(146,346)

Accretion on convertible redeemable Preferred Shares to redemption value	(2,187,633)	(1,532,013)	—
Re-designation to Series A Preferred Shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	(60,796)	—	—
Deemed dividend from convertible redeemable preferred shares holders	107	—	—

Net loss attributable to ordinary shareholders	(2,308,010)	(1,657,775)	(146,346)

Denominator:
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,165,136,438	1,818,487,917	2,125,906,398

Net loss per share attributable to ordinary shareholders:
- Basic	(1.98)	(0.91)	(0.07)
- Diluted	(1.98)	(0.91)	(0.07)
Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.
For the years ended December 31, 2018, 2019 and 2020, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect. The effects of all outstanding share options and RSUs have also been excluded from the computation of diluted loss per share for the years ended December 31, 2018, 2019 and 2020 as their effects would be anti-dilutive. For the years ended December 31, 2018, 2019 and 2020, the Company had potential ordinary shares, including non-vested
restricted shares, option granted and Preferred Shares respectively. As the Group incurred losses for the years ended December 31, 2018, 2019 and 2020, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested
restricted shares, options granted and Preferred Shares excluded from the calculation of diluted net loss per share of the Company were 20,003,824, 31,314,375 and 859,677,553 as of December 31, 2018, 2,777,428, 27,628,529 and 299,223,134 as of December 31, 2019,

nil, 78,973 and nil as of December 31, 2020.

F-6
3

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. RELATED PARTY BALANCES AND TRANSACTIONS
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2020:

Name of related parties	Relationship with the Group
Xiao Shanglue	Founder and CEO of the Group
Small Ye Group	Controlled by Mr. Xiao Shanglue, Founder and CEO of the Group
Wuhan Dahong enterprise management partnership(LP)	Non-controlling interest (prior to disposal of Wuhan Yunteng in 2020)
Hangzhou Jixi Internet Technology Co., Ltd.(“Jixi”)	An associate of the Group (incorporated in 2018)
Hangzhou Tianshi Technology Co., Ltd (“Tianshi”)	An associate of the Group (incorporated in 2017)
Hangzhou Zhangtaihe Health Technology Co., Ltd(“Zhangtaihe”)	An associate of the Group (incorporated in 2018)
Guangdong Weixin Technology Co., Ltd (“Weixin”)	An associate of the Group (incorporated in 2018)
Beijing Siwei Technology and Culture Co., Ltd(“Siwei”)	An associate of the Group (incorporated in 2018)
Hangzhou Adopt A Cow Biological Technology Co., Ltd (“Zhaomu”)	An associate of the Group (incorporated in 2018)
Hangzhou Bixin Biotechnology Co., Ltd.(“Bixin”)	An associate of the Group (incorporated in 2019)
Hunan Haomei Haomei Cosmetics Co., Ltd.(“Haomei”)	An associate of the Group (incorporated in 2019)
Ningbo Langfei Life Electric Co., Ltd.(“Langfei”)	An associate of the Group (incorporated in 2019)
Shenzhen Liumang Yike Food & Beverage Management Co., Ltd.(“Liumang Yike”)	An associate of the Group (incorporated in 2019)
Guangzhou Misili Personal Care Products Co., Ltd.(“Misili”)	An associate of the Group (incorporated in 2019)
Shanxi Yunnong Logistic Management Co., Ltd.(“Yunnong”)	An associate of the Group (incorporated in 2019)
Zhejiang Zhengdao Fengju Supply Chain Management Co., Ltd.(“Zhengdao”)	An associate of the Group (incorporated in 2019)
Hangzhou Yuncheng Brand Management Co., Ltd(“Yuncheng”)	An associate of the Group (incorporated in 2020)
Zhejiang Jimi E-commerce Co., Ltd (“Jimi”)	An associate of the Group (incorporated in 2020)
Hangzhou Huaji Brand Marketing Management Co., Ltd (“Huaji”)	An associate of the Group (incorporated in 2020)
Zhejiang Jibi Technology Co., Ltd. (“Jibi”)	An associate of the Group (incorporated in 2020)
Huzhou Boyun e-commerce Co., Ltd (“Poyun”)	An associate of the Group (incorporated in 2020)
Yunmu Dairy (Jiangsu) Co., Ltd (“Yunmu”)	An associate of the Group (incorporated in 2020)
Hangzhou Jiao sanitary products Co., Ltd (“Ji’Ao”)	An associate of the Group (incorporated in 2020)
Hangzhou Xingsheng Brand Marketing Management Co., Ltd.(“Xingsheng”)	An associate of the Group (incorporated in 2020)
Hainan Yunding Supply Chain Management Co., Ltd (“Yunding”)	An associate of the Group (incorporated in 2020)

F-6
4

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
27. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Group entered into agreements with aforementioned equity method classified investees as related party transactions, including purchase of merchandise from them and marketplace services provided to them. Details of related party balances and transactions as of December 31, 2018, 2019 and 2020 are as follows:
Advance to related parties and amounts due from related parties

	As of December 31,
	2019	2020
	RMB	RMB
Advance to related parties
Weixin	5,799	3,682

Amounts due from related parties
Wuhan Dahong enterprise management partnership(LP)	20	—
Jixi	1,011	3,012
Yuncheng	—	971
Others	—	176

	1,031	4,159

Total	6,830	7,841

Amounts due to related parties

	As of December 31,
	2019	2020
	RMB	RMB
Zhaomu	4,888	4,180
Bixin	303	3,423
Jimi	—	2,542
Zhengdao	5,997	2,227
Jixi	—	1,828
Haomei	455	1,703
Small Ye Group	658	967
Huaji	—	889
Tianshi	179	840
Zhangtaihe	359	641
Yunnong	4,681	605
Jibi	—	466
Xingsheng	—	343
Poyun	—	309
Others	776	2,026

	18,296	22,989

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
27. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The terms of the agreements the Group entered into with the related parties are comparable to the terms in arm’s-length
transactions with third-party customers and vendors.
Transactions with related parties

	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB	RMB
Payment on behalf of the related parties

Xiao Shanglue	588	—	—

	588	—	—

Purchase of merchandise

Zhaomu	469	103,269	53,790
Bixin	—	69,311	31,825
Zhengdao	—	31,418	28,372
Yunnong	—	8,006	21,453
Tianshi	39,776	25,295	17,021
Haomei	—	13,443	16,404
Weixin	36,958	79,309	9,214
Siwei	307	5,626	7,710
Yunmu	—	—	4,543
Misili	—	8,230	3,315
Huaji	—	—	2,573
Yuncheng	—	—	2,239
Ji’Ao	—	—	1,712
Yunding	—	—	1,652
Langfei	—	3,507	1,117
Xingsheng	—	—	600
Zhangtaihe	32,110	16,400	482
Small Ye Group	—	3,097	307
Others	—	431	946

	109,620	367,342	205,275

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
27. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)
Transactions with related parties (continued)

	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB	RMB
Marketplace service provided to related parties

Yuncheng	—	—	2,932
Bixin	—	373	2,759
Jimi	—	—	2,379
Zhangtaihe	—	—	876
Jixi	—	—	574
Jibi	—	—	522
Liumang Yike	—	301	227
Others	—	91	701

	—	765	10,970

Other goods and services provided to related parties

Yuncheng	—	—	171
Zhaomu	—	—	73
Weixin	—	—	58
Bixin	—	—	31
Others	—	—	60

	—	—	393

28. COMMITMENTS AND CONTINGENCIES
(a) Operating commitment
s
As of December 31, 2020, the Company had outstanding operating commitments totaling RMB 226, which was the short-term lease payments.
(b) Contingencies
In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. Starting in November 2019, the Group and certain of their officers and directors and others have been named as defendants in putative securities class actions. The actions allege that defendants made misstatements and omissions in connection with the initial public offering in May 2019 in violation of the Securities Act of 1933.The cases are still at the preliminary stage, therefore the Group is unable to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the litigation.
The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded material liabilities in this regard as of December 31, 2018, 2019 and 2020.

F-6
7

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
29. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 26, 2021, which is the date these consolidated financial statements are available to be issued.
In January and February 2021, the Company granted total 55,988,000 RSUs under the 2019 Plan to its employees, which is only subject to service conditions. As a result of this RSU grant, the Company estimated total share-based compensation expense of approximately US$9.6 million to be recorded in its consolidated financial statements over the vesting period of four years starting from 2021.
30. STATUTORY RESERVES AND RESTRICTED NET ASSETS
Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and consolidated VIE
in the PRC must make appropriations
from after-tax profit
to non-distributable reserve
funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until
the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2018, 2019 and 2020, appropriations to the statutory reserve have been made by the Group, which was RMB 4,277, RMB 3,129 and RMB 6,467, respectively.
In addition, due to restrictions on the distribution of share capital from the Group’s subsidiaries and consolidated VIE in PRC and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ and consolidated VIEs’ net assets was
 RMB
229,527, or 17% of the Group’s total consolidated net assets as of December 31, 2020.
The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was not applicable for the Company to disclose the financial statements for the parent company.
F-6
8