Form 20-F
period 2021-12-31
Yunji Inc.
filed 2022-04-26
CIK 1759614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________
For the transition period from _____________ to ___________
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
15/F, South Building
Hipark Phase 2, Xiaoshan District
Hangzhou, Zhejiang, 310000
People’s Republic of China
Phone:
+86-571-81688947
Email: zhangcq@yunjiglobal.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing ten Class A ordinary shares
Class A ordinary shares, par value US$0.000005 per share*
* Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.
	YJ	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2021, there were 2,146,535,392 ordinary shares outstanding, par value US$0.000005 per share, being the sum of 1,196,575,392 Class A ordinary shares (excluding treasury shares), par value US$0.000005 per share and 949,960,000 Class B ordinary shares, par value US$0.000005 per share.
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
20-F
to:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents ten Class A ordinary shares;

•	“Average spending per buyer” in a given period is calculated by dividing total GMV in that period by the number of buyers in the same period;

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

•	“Jishang Preferred” are to Zhejiang Jishang Preferred E-Commerce Co., Ltd.;

•	“member” are to an individual who registers an account on our flagship Yunji pp and satisfies certain requirements such as purchasing a membership package or meeting certain other requirements;

•	“mini program” or “mini programs” are to services run on third-party platforms, such as WeChat, that provide functions similar to those of standalone mobile applications;

•	“ordinary shares” are to our ordinary shares, par value US$0.000005 per share;

•	“our WFOE” or “WFOE” are to Hangzhou Yunchuang Sharing Network Technology Co., Ltd. or Yunchuang Sharing;

•	“repeat purchase rate” in a given period are calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period;

•	“RMB” and “Renminbi” are to the legal currency of China;

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

•
“VIE” are to variable interest entity, and “the VIEs” or “VIEs” are to (i) Yunji Sharing Technology Co., Ltd., or Yunji Sharing, (ii) Zhejiang Yunji Preferred E-Commerce Co., Ltd., or Yunji Preferred, (iii) Hangzhou Chuanchou Network Technology Co., Ltd., or Hangzhou Chuanchou, and (iv) Hangzhou Fengjing Network Technology Co., Ltd., or Hangzhou Fengjing;

•
“Yunji,” “we,” “us,” “our company,” “our” and “Group” are to Yunji Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, including
the VIEs and the subsidiaries of the VIEs; and

•	“Zhejiang Jiyuan” are to Zhejiang Jiyuan Network Technology Co., Ltd.
Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of the end of December 30, 2021, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the online retail industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with our members, users, suppliers, third-party merchants and other partners;

•	competition in our industry; and

•	relevant government policies and regulations relating to us, and their future development.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Our Holding Company Structure and Contractual Arrangements with the VIEs
Yunji Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our business in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services, audio and video services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 17.5%, 24.4% and 23.8% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yunji Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs.
A series of contractual agreements, including proxy agreement and powers of attorney, equity interest pledge agreement, exclusive service agreement, and exclusive option agreement, have been entered into by and among our wholly owned PRC subsidiary, Yunchuang Sharing, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the VIEs, and we have consolidated the financial results of the VIEs in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. In addition, these agreements have not been tested in China courts. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

The chart below summarizes our corporate structure, including our principal subsidiaries, the VIEs and the VIEs’ principal subsidiaries, as of the date of this annual report:

g	Equity interests (100% unless otherwise specified)
ç è	Contractual arrangements (For details. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”)

Notes:

(1)
Daqiao Network Technology (Hangzhou) Co., Ltd., Hangzhou Yuepeng Trading Co., Ltd., and Deqing Jijie Investment Management Partnership (Limited Partnership) each holds 65.53%, 28.09%, and 6.38% of the equity interests in Yunji Sharing, respectively. All of these entities are shareholders or affiliates of shareholders of our company.

(2)
Mr. Shanglue Xiao and Mr. Huan Hao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao and Mr. Huan Hao are both beneficial owners of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company and Mr. Huan Hao is a beneficial owner of the shares of our company and served as the chief technology officer of our Company until his resignation on April 1, 2022.

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

Permissions Required from the PRC Authorities for Our Operations
Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the VIEs in China, including, among others, the VATS License and the Production and Operation of Broadcasting and Television Programs Permit. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations.”
Furthermore, for issuances of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIEs (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.
Meanwhile, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021 (or for two consecutive years beginning in 2021 if proposed changes to the law are enacted), the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Cash Flows through Our Organization
Yunji Inc. is a holding company with no operations of its own. We conduct our business in China through our subsidiaries and the VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Yunji Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Yunji Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Yunji Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Holding Company Structure.”
Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB253.3 million, RMB229.5 million and RMB451.4 million (US$70.9 million) as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key

Information— D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
Under PRC law, Yunji Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2019, 2020 and 2021, Yunji Inc. extended loans with principal amount of RMB415.5 million, RMB91.3 million and nil, respectively, to our intermediate holding companies and subsidiaries and received repayments of nil, nil and RMB294.8 million (US$46.3 million), respectively. For the years ended December 31, 2019, 2020 and 2021, Yunji Inc. made capital contributions in the amount of RMB 99.7 million, nil and nil to our intermediate holding companies and subsidiaries, respectively. For the years ended December 31, 2019, 2020 and 2021, the VIEs didn’t receive any loans from Yunji Inc. and Yunji Inc. didn’t receive any repayments from the VIEs. The VIEs may transfer cash to our WFOE by paying service fees according to the exclusive service agreements. For the years ended December 31, 2019, 2020 and 2021, no service fees were paid by the VIEs to our WFOE under the exclusive service agreements.
Yunji Inc. has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”
For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25%)
Net earnings available for distribution 75%	75%
Withholding tax at standard rate of 10% (4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%
Notes:
(1) For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax
earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2) Under the terms of VIE contractual arrangements, our WFOE may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our WFOE and the VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our WFOE and are tax neutral.
(3) Certain of our subsidiaries and the VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4) The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our WFOE (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities), the VIEs could make a non-deductible
transfer to our WFOE for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible
expenses for the VIEs but still taxable income for the WFOE. Such a transfer and the related tax burdens would reduce our after-tax
income to approximately 50.6% of the
pre-tax
income. Our management believes that there is only a remote possibility that this scenario would happen.
Financial Information Related to the VIEs
The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for Yunji Inc., its subsidiaries, the VIEs and their subsidiaries, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the dates presented.
Selected Condensed Consolidated Statements of Comprehensive Income/(Loss) Information

	For the Year Ended December 31, 2021
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB in thousands)
Revenues
Third-party revenues	—	—	513,299	1,642,062		2,155,361
Intra-Group revenues (3)	—	—	501,168	122,315	(623,483)	—

Total revenues	—	—	1,014,467	1,764,377	(623,483)	2,155,361
Operating cost and expenses
Third-party operating cost and expenses	(19,684)	(4,161)	(906,559)	(1,262,021)	—	(2,192,425)
Intra-Group operating cost and expenses (3)	—	(22)	(118,456)	(505,005)	623,483	—

Total operating cost and expenses	(19,684)	(4,183)	(1,025,015)	(1,767,026)	623,483	(2,192,425)
Other operating income, net	—	—	27,953	26,463	—	54,416

(Loss)/income from operations	(19,684)	(4,183)	17,405	23,814	—	17,352
Other non-operating (loss)/income	(15,794)	10,098	196,399	967	—	191,670
Share of income from investments in VIEs and subsidiaries	167,444	183,097	—	181,454	(531,995)	—

Income before income tax expense, and equity in income of affiliates, net of tax	131,966	189,012	213,804	206,235	(531,995)	209,022
Income tax expense	—	(1,441)	(40,299)	(18,761)	—	(60,501)
Equity in loss of affiliates, net of tax	—	(6,117)	(8,555)	(1,565)	—	(16,237)

Net income	131,966	181,454	164,950	185,909	(531,995)	132,284

Less: Net income from operations attributable to non-controlling interests shareholders	—	—	59	259	—	318

Net income attributable to Yunji Inc.	131,966	181,454	164,891	185,650	(531,995)	131,966

	For the Year Ended December 31, 2020
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB in thousands)
Revenues
Third-party revenues	—	—	1,351,842	4,178,415	—	5,530,257
Intra-Group revenues (3)	—	—	1,770,244	622,286	(2,392,530)	—

Total revenues	—	—	3,122,086	4,800,701	-(2,392,530)	5,530,257
Operating cost and expenses
Third-party operating cost and expenses	(18,016)	(1,022)	(2,566,806)	(3,075,091)	—	(5,660,935)
Intra-Group operating cost and expenses (3)	—	(2,478)	(565,409)	(1,824,643)	2,392,530	—

Total Operating cost and expenses	(18,016)	(3,500)	(3,132,215)	(4,899,734)	2,392,530	(5,660,935)
Other operating income, net	—	—	18,316	14,902	—	33,218

(Loss)/income from operations	(18,016)	(3,500)	8,187	(84,131)	—	(97,460)
Other non-operating income/(loss)	3,105	(34,086)	15,933	(64,224)	—	(11,100)
Share of loss from investments in VIEs and subsidiaries	(131,435)	(36,242)	—	(13,264)	180,941	—

(Loss)/income before income tax expense, and equity in income of affiliates, net of tax	(146,346)	(5,656)	24,120	(161,619)	180,941	(108,560)
Income tax expense	—	(7,363)	(13,989)	(17,946)	—	(39,298)
Equity in loss of affiliates, net of tax	—	(245)	(3,305)	(284)	—	(3,834)

Net (loss)/income	(146,346)	(13,264)	6,826	(179,849)	180,941	(151,692)

Less: Net loss from operations attributable to non-controlling interests shareholders	—	—	(1,312)	(4,034)	—	(5,346)
Net (loss)/income attributable to Yunji Inc.	(146,346)	(13,264)	8,138	(175,815)	180,941	(146,346)

	For the Year Ended December 31, 2019
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB in thousands)
Revenues
Third-party revenues	—	—	2,042,636	9,629,388	—	11,672,024
Intra-Group revenues (3)	—	—	2,528,138	750,197	(3,278,335)	—

Total revenues	—	—	4,570,774	10,379,585	(3,278,335)	11,672,024
Operating cost and expenses
Third-party operating cost and expenses	(3,145)	(1,287)	(3,854,682)	(8,136,359)	—	(11,995,473)

Intra-Group operating cost and expenses (3)	—	—	(750,197)	(2,528,138)	3,278,335	—

Total operating cost and expenses	(3,145)	(1,287)	(4,604,879)	(10,664,497)	3,278,335	(11,995,473)
Other operating income, net	—	—	35,615	33,031	—	68,646

(Loss)/Income from operations	(3,145)	(1,287)	1,510	(251,881)	—	(254,803)
Other non- operating income	13,636	1,931	8,953	92,950	—	117,470
Share of loss from investments in VIEs and subsidiaries	(136,253)	(205,690)	—	(205,857)	547,800	—

(Loss)/income before income tax expense, and equity in income of affiliates, net of tax	(125,762)	(205,046)	10,463	(364,788)	547,800	(137,333)
Income tax (expense)/benefit	—	(239)	5,608	11,351	—	16,720
Equity in loss of affiliates, net of tax	—	(572)	—	(2,649)	—	(3,221)

Net (loss)/income	(125,762)	(205,857)	16,071	(356,086)	547,800	(123,834)

Less: Net (loss)/income from operations attributable to non-controlling interests shareholders	—	—	(10)	1,938	—	1,928

Net (loss)/income attributable to Yunji Inc.	(125,762)	(205,857)	16,081	(358,024)	547,800	(125,762)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB in thousands)
Cash and cash equivalents	8,678	8,923	70,599	479,004	—	567,204
Restricted cash	—	—	62,243	285	—	62,528
Short-term investments	195,679	—	—	184,373	—	380,052
Inventories, net	—	—	1,694	82,806	—	84,500
Amounts due from the Group companies (1)	110,729	763,134	520,888	1,281,468	(2,676,219)	—
Prepaid expenses and other current assets	4,113	16,662	158,148	251,794	—	430,717
Other current assets	—	—	16,007	164,128	—	180,135

Total current assets	319,199	788,719	829,579	2,443,858	(2,676,219)	1,705,136

Investment in subsidiaries and VIEs (2)	1,114,353	12,364	—	363,124	(1,489,841)	—
Long-term investments	46,562	3,388	215,293	116,158	—	381,401
Other non-current assets	—	55,366	32,688	175,379	—	263,433

Total non-current assets	1,160,915	71,118	247,981	654,661	(1,489,841)	644,834

Total assets	1,480,114	859,837	1,077,560	3,098,519	(4,166,060)	2,349,970

Accounts payable	—	—	121,347	133,492	—	254,839
Deferred revenue	—	—	21,058	84,694	—	105,752
Incentive payables to members	—	—	6,085	259,527	—	265,612
Amounts due to the Group companies (1)	—	488,223	793,245	1,394,751	(2,676,219)	—
Other payable and accrued liabilities	2,218	8,490	156,509	35,569	—	202,786
Other liabilities	—	—	23,303	19,163	—	42,466

Total liabilities	2,218	496,713	1,121,547	1,927,196	(2,676,219)	871,455

Total shareholders’ (deficit)/equity (2)	1,477,896	363,124	(43,987)	1,171,323	(1,489,841)	1,478,515

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,480,114	859,837	1,077,560	3,098,519	(4,166,060)	2,349,970

	As of December 31, 2020
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB in thousands)
Cash and cash equivalents	3,654	7,172	137,994	915,080	—	1,063,900
Restricted cash	—	—	125,844	—	—	125,844
Short-term investments	—	—	—	134,146	—	134,146
Inventories, net	—	—	3,500	131,745	—	135,245
Amounts due from the Group companies (1)	422,980	721,329	3,909,067	4,625,824	(9,679,200)	—
Prepaid expenses and other current assets	8,853	26,156	195,428	179,986	—	410,423
Other current assets	—	480	37,141	238,789	—	276,410

Total current assets	435,487	755,137	4,408,974	6,225,570	(9,679,200)	2,145,968

Investment in subsidiaries and VIEs (2)	879,587	(148,786)	—	186,923	(917,724)	—
Long-term investments	—	16,418	34,625	107,888	—	158,931
Other non-current assets	—	53,612	84,537	107,433	—	245,582

Total non-current assets	879,587	(78,756)	119,162	402,244	(917,724)	404,513

Total assets	1,315,074	676,38	4,528,136	6,627,814	(10,596,924)	2,550,481

Accounts payable	—	—	296,640	204,909	—	501,549
Deferred revenue	—	—	35,412	15,539	—	50,951
Incentive payables to members	—	—	8,212	303,958	—	312,170
Amounts due to the Group companies (1)	—	482,871	4,142,953	5,053,376	(9,679,200)	—
Other payable and accrued liabilities	3,067	6,587	228,321	42,611	—	280,586
Other liabilities	—	—	71,147	19,210	—	90,357

Total liabilities	3,067	489,458	4,782,685	5,639,603	(9,679,200)	1,235,613

Total shareholders’ (deficit)/equity (2)	1,312,007	186,923	(254,549)	988,211	(917,724)	1,314,868

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,315,074	676,381	4,528,136	6,627,814	(10,596,924)	2,550,481

	As of December 31, 2019
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB in thousands)
Cash and cash equivalents	42,878	8,080	139,323	693,088	—	883,369
Restricted cash	—	—	80,289	4,085	—	84,374
Short-term investments	—	—	—	774,736	—	774,736
Inventories, net	—	—	19,403	408,919	—	428,322
Amounts due from the Group companies (1)	454,109	323,006	2,872,259	2,964,183	(6,613,557)	—
Prepaid expenses and other current assets	100,313	134	171,498	295,487	—	567,432
Other current assets	—	1,000	32,473	89,173	—	122,646

Total current assets	597,300	332,220	3,315,245	5,229,671	(6,613,557)	2,860,879

Investment in subsidiaries and VIEs (2)	860,452	(272,184)	—	3,661	(591,929)	—
Long-term investments	—	11,177	—	187,683	—	198,860
Other non-current assets	—	50,278	102,248	89,934	—	242,460

Total non-current assets	860,452	(210,729)	102,248	281,278	(591,929)	441,320

Total assets	1,457,752	121,491	3,417,493	5,510,949	(7,205,486)	3,302,199

Accounts payable	—	—	326,014	415,945	—	741,959
Deferred revenue	—	—	158,942	22,886	—	181,828
Incentive payables to members	—	—	—	384,486	—	384,486
Amounts due to the Group companies (1)	—	117,592	2,846,591	3,649,374	(6,613,557)	—
Other payable and accrued liabilities	3,783	238	282,189	62,901	—	349,111
Other liabilities	—	—	55,225	124,931	—	180,156

Total liabilities	3,783	117,830	3,668,961	4,660,523	(6,613,557)	1,837,540

Total shareholders’ (deficit)/equity (2)	1,453,969	3,661	(251,468)	850,426	(591,929)	1,464,659

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,457,752	121,491	3,417,493	5,510,949	(7,205,486)	3,302,199

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Total

	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(23,226)	23,972	539,673	(566,410)	—	(25,991)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(497,190)	497,190	—	—

Net cash (used in)/ provided by operating activities	(23,226)	23,972	42,483	(69,220)	—	(25,991)

Net cash (used in)/ provided by transactions with external parties	(264,919)	13,997	8,102	(270,975)		(513,795)
Net cash provided by/(used in) transactions with intra-Group entities	294,838	(41,556)	(180,000)	(5,352)	(67,930)	—

Net cash generated from/(used in) investing activities	29,919	(27,559)	(171,898)	(276,327)	(67,930)	(513,795)

Net cash provided by/(used in) transactions with external parties	788	—	(1,198)	(53)	—	(463)
Net cash provided by/(used in) transactions with intra-Group entities	—	5,352	—	(73,282)	67,930	—

Net cash generated from/(used in) financing activities	788	5,352	(1,198)	(73,335)	67,930	(463)

Effect of exchange rate changes on cash and cash equivalents	2,457)	(14)	(383)	(16,909)	—	(19,763)
Net increase/(decrease) in cash, cash equivalents and restricted cash	5,024	1,751	(130,996)	(435,791)	—	(560,012)
Cash, cash equivalents and restricted cash at beginning of the year	3,654	7,172	263,838	915,080	—	1,189,744
Cash, cash equivalents and restricted cash at end of the year	8,678	8,923	132,842	479,289	—	629,732

	For the Year Ended December 31, 2020
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(29,257)	29,329	2,426,562	(2,688,148)	—	(261,514)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(2,365,128)	2,365,128	—	—

Net cash (used in)/generated from operating activities	(29,257)	29,329	61,434	(323,020)	—	(261,514)

Net cash provided by/(used in) transactions with external parties	97,666	(8,657)	(18,347)	480,353	—	551,015
Net cash (used in)/ provided by transactions with intra-Group entities	(91,294)	(382,847)	—	(361,307)	835,448	—

Net cash generated from/(used in) investing activities	6,372	(391,504)	(18,347)	119,046	835,448	551,015

Net cash (used in)/ provided by transactions with external parties	(16,176)	—	2,300	—	—	(13,876)
Net cash provided by/(used in) transactions with intra-Group entities	—	361,307	—	474,141	(835,448)	—

Net cash (used in)/generated from financing activities	(16,176)	361,307	2,300	474,141	(835,448)	(13,876)

Effect of exchange rate changes on cash and cash equivalents	(163)	(40)	(1,161)	(52,260)	—	(53,624)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(39,224)	(908)	44,226	217,907	—	222,001
Cash, cash equivalents and restricted cash at beginning of the year	42,878	8,080	219,612	697,173	—	967,743
Cash, cash equivalents and restricted cash at end of the year	3,654	7,172	263,838	915,080	—	1,189,744

	For the Year Ended December 31, 2019
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals

	(RMB in thousands)
Net cash provided by/(used in) transactions with external parties	6,889	(1,173)	1,789,881	(2,912,413)	—	(1,116,816)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(2,809,056)	2,809,056	—	—

Net cash generated from/(used in) operating activities	6,889	(1,173)	(1,019,175)	(103,357)	—	(1,116,816)

Net cash (used in)/ provided by transactions with external parties	(89,732)	(61,751)	440,033	(404,033)	—	(115,483)
Net cash (used in)/ provided by transactions with intra-Group entities	(515,126)	(303,403)	—	(320,177)	1,138,706	—

Net cash (used in)/generated from investing activities	(604,858)	(365,154)	440,033	(724,210)	1,138,706	(115,483)

Net cash (used in)/ provided by transactions with external parties	621,006	—	—	2,400	—	623,406
Net cash (used in)/ provided by transactions with intra-Group entities	—	320,177	—	818,529	(1,138,706)	—

Net cash generated from/(used in) financing activities	621,006	320,177	—	820,929	(1,138,706)	623,406

Effect of exchange rate changes on cash and cash equivalents	323	10	288	10,769	—	11,390
Net increase/(decrease) in cash, cash equivalents and restricted cash	23,360	(46,140)	(578,854)	4,131	—	(597,503)
Cash, cash equivalents and restricted cash at beginning of the year	19,518	54,220	798,466	693,042	—	1,565,246
Cash, cash equivalents and restricted cash at end of the year	42,878	8,080	219,612	697,173	—	967,743

Notes:
(1) Represents the elimination of intercompany balances among Yunji Inc., the Primary Beneficiary of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.
(2) Represents the elimination of investments among Yunji Inc., the Primary Beneficiary of VIEs, the Other Subsidiaries, and VIEs and their subsidiaries that we consolidate.
(3) Represents the elimination of the intercompany sales of goods and rendering of services at the consolidation.

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we and the VIEs face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.
Risks Related to Our Business and Industry
We and the VIEs are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

•
Our limited operating history makes it difficult to evaluate our business and prospects. We have experienced revenue declines in recent years, and we cannot guarantee that we will be able to resume and maintain revenue growth in the future;

•
If we fail to maintain membership loyalty or sustain membership growth, or fail to maintain member relationships effectively and retain existing members, our business and operating results may be materially and adversely affected;

•
If we fail to anticipate user needs and provide products and services attractive to users, or fail to adapt our services or business model to changing user needs, emerging industry standards or rapid technological evolution, or fail to provide products at a satisfactory quality to our users, our business may be materially and adversely affected;

•
We will not be able to exert the same level of influence or control over members and service managers as we could if they were our employees, and we may be subject to significant costs and reputational harm in the event our members violate any laws or regulations applicable to our operations;

•	Any harm to our Yunji brand or reputation may materially and adversely affect our business and results of operations;

•	If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected;

•
Any change, disruption or discontinuity in the features and functions of major social networks in China could severely limit our ability to continue growing our member and user base, and our business may be materially and adversely affected;

•
Our and the VIEs’ business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects;

•	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations;

•	We face intense competition. We may lose market share and users if we fail to compete effectively; and

•
If we are unable to successfully manage our relationships with third-party service companies or third-party business process outsourcing companies (BPOs), we may lose service managers or customer service representatives, or fail to provide superior customer services, which could negatively affect our business and operations.

Risks Related to Our Corporate Structure
We and the VIEs are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

•
Yunji Inc. is a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to severe penalties, or be forced to relinquish our interest in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of Yunji face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole;

•
We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control;

•	Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business; and

•	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China
We and the VIEs face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

•
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs;

•
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline;

•
The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements;

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to our ADSs
We face risks and uncertainties related to our ADSs, including, but not limited to, the following:

•	Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements;

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you;

•
The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial; and

•
It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2021, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Risks Related to Our Business and Industry
Our limited operating history makes it difficult to evaluate our business and prospects. We have experienced revenue declines in recent years, and we cannot guarantee that we will be able to resume and maintain revenue growth in the future.
We commenced operations in 2015 and have a limited operating history. Our total revenues decreased from RMB11,672.0 million in 2019 to RMB5,530.3 million in 2020 and further to RMB2,155.4 million (US$338.2 million ) in 2021. The decrease in total revenues in 2020 was primarily due to decreases in revenues from sales of merchandise in each period as a result of continual increases in the proportion of our business contributed from our marketplace business platform, which was launched in the first quarter of 2019, whereby third-party merchants can sell products on our platform and pay us commissions on their sales. Revenues generated under the marketplace business are recognized on a net basis, while revenues generated under our merchandise sales business are recognized on a gross basis. The decrease in total revenues in 2021 was primarily due to our strategy to refine our product selection across all categories and carefully curate products to implement our megahit product pool initiative focusing on the development of private labels and exclusive products and our long-term growth strategy to focus on profitability, which lead to optimization of selection of suppliers and merchants during this refinement process, causing near-term decreases in both our marketplace business and merchandise sales.
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
We are a membership-based social
e-commerce
platform and therefore membership loyalty and growth are essential to our business. The cumulative number of our members was approximately 23.9 million as of December 31, 2021. The growth of our business depends on our ability to maintain and increase the number of members on our platform and improve the level of their engagement. Our membership system has experienced various changes in the past few years. We currently require new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. In addition, current members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. See “Item 4. Information on the Company—B. Business Overview—Our Member Community—Members” for more details of the previous changes in our membership system. Our recent change in membership system may not be well received by our members and may negatively impact membership loyalty and growth and result in a decline in the level of engagement of our members. Damage to our reputation or our failure to anticipate needs of and provide value-added services to our members, among other things, could also diminish membership loyalty and reduce activity of members on our platform, which could cause our revenue and operating income to decline and negatively impact our profitability.
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
Members and service managers, most of whom are also our members, are not our employees and do not enter into any employment contracts with us. Accordingly, we are not in a position to provide the same level of control over and oversight of members and service managers as we would if they were our employees. However, our members play an important role in promoting our products and inviting new members to our platform, including promoting our products via live streaming sessions on our Yunji app, on our Yunji Endorsement app and through our official account on other live streaming platforms. Some members also interact frequently with the users in their social network regarding our products and platform. Therefore, such users may associate the members with us and hold us accountable for any misconduct by our members. Also, service managers provide services to our members and communicate with them on a regular basis. The members they serve may view us as vicariously liable for any misconduct by service managers. We may be subject to lawsuits or reputational harm if, for example, a member misrepresents the functionality or provides inaccurate information of our products through the member’s social network or via the live streaming sessions they host, or a member or service manager conducts any wrongdoings or otherwise violates applicable laws. While we have implemented policies and procedures designed to govern conduct of our members to comply with the regulatory regime in China and protect our goodwill, including content control policies and live streaming standards, and the third-party service companies have adopted policies to regulate the conduct of the service managers, there can be no assurance that members or service managers will comply with the policies and procedures. Violations by members or service managers of applicable law or of the policies and procedures could reflect negatively on our products and operations and harm our business reputation. While we have not experienced any significant problems affecting our products, operations or business reputation caused by violations by members or service managers of the policies and procedures, we cannot assure you that we will not face such problems in the future.

Any harm to our Yunji brand or reputation may materially and adversely affect our business and results of operations.
We believe that the recognition and reputation of our Yunji (
云集
) brand among our members, other users, suppliers, third-party merchants and other third-party service providers and partners have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand if not properly managed. These factors include our ability to:

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
In August 2005, the State Council promulgated the Regulations on the Prohibition of Pyramid Selling, which prohibits individuals and entities in China from engaging in pyramid selling. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Pyramid Selling in the PRC.” In May 2017, we received a formal notice from the local Administration for Market Regulation in Hangzhou, which ruled that our sales and marketing practice prior to February 2016 violated the Regulations on the Prohibition of Pyramid Selling and imposed a fine of approximately RMB9.6 million (US$1.5 million). Since the early stage of our operations in 2015, the local governmental authorities in Hangzhou had been in discussion with us on potential violation by our then-existing business model of the Regulations on the Prohibition of Pyramid Selling, and we have adjusted our business practices since February 2016 to comply with the Regulations on the Prohibition of Pyramid Selling and other applicable regulations. We fully paid the fine in June 2017. In December 2018, we and Han Kun Law Offices, our PRC legal counsel, consulted with the competent government authority in Hangzhou, the district branch of the State Administration for Market Regulation, or the SAMR, having direct jurisdiction over our PRC entities that currently operate our membership-based social
e-commerce
platform, and the government authority verbally confirmed that these entities have conducted their business operations lawfully and none of these entities are in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authorities and the advice of Han Kun Law Offices, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. However, there is no assurance that the competent governmental authorities in China that we communicated with will not change their views, or the other relevant government authorities will share the same view as our PRC legal counsel, or they will find our business model not in violation of any applicable regulations, given the uncertainties in the interpretation and application of existing PRC laws, regulations and policies relating to our current business model, including, but not limited to, regulations regulating pyramid selling. Moreover, new laws, regulations or policies may also be promulgated in the future, and there is no assurance that our current business model will be in full compliance with the new laws, regulations or policies. If our business model were to be found in violation in the future, we will have to make adjustment to our business model or cease certain of our business operations, and the relevant governmental authorities may confiscate any illegal gains and impose a fine, which would have a material and adverse impact on our business, financial condition and results of operations.

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
Our and the VIEs’ business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects.
Our and the VIEs’ business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

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

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cyber Security, Data Security, National Security and Personal Information Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•
In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact definition, scope or criteria of “critical information infrastructure operators”, “network platform operators” and “users’ personal information” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or network platform operator under PRC law. If we are deemed to be a critical information infrastructure operator or network platform operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

•
In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

•
The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

•
In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.
While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cyber Security Law and other laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties and other legal liabilities. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations or to take prompt rectification actions as required by the enforcement authorities, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines, damages and rectification, which could have a material adverse effect on our business and results of operations.
In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.
In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial
losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.
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
Many of the quarantine measures within China have since been relaxed, and we, together with our suppliers, third-party merchants, third-party logistics service providers and other business partners, have gradually resumed normal operations since early March 2020. Our operations and results of operations for the second half of 2020 and 2021 were not materially affected by the
COVID-19
pandemic. However, recently, there has been an increasing number of
COVID-19
cases, including the
COVID-19
Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep
COVID-19
in check, including compulsory quarantine arrangements, travel restrictions and stay-at-home
orders. In addition, the highly-transmissible Delta and Omicron variants of
COVID-19
have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. These restated restrictions in early 2022 have caused various degrees of temporary shutdowns and delays in production and operation of our suppliers (especially private label suppliers), third-party merchants, third-party logistics service providers and other business partners, leading to temporary shortages of certain merchandises and delays in logistics services as well as delays in the research and development and new product launch processes associated with our private label suppliers. This has negatively affected and may continue to negatively affect our results of operations in 2022, depending on the future development of the
COVID-19
pandemic. The
COVID-19
global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of
COVID-19
outbreak is highly uncertain at this time. We cannot guarantee you that the
COVID-19
pandemic will not further escalate or have a material adverse effect on our results of operations, especially our product mix, our financial condition, our cash flows or our prospects in the future.
There remain significant uncertainties surrounding
COVID-19,
including the existing and new variants of
COVID-19,
the duration and severity of
COVID-19,
the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of
COVID-19
vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are beyond our control. The extent of any possible business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.
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

We have incurred net loss in the past and we may experience losses in the future.
We generated a net income of RMB132.3 million (US$20.8 million) in 2021, compared to a net loss of RMB151.7 million and RMB123.8 million in 2020 and 2019, respectively. In the years ended December 31, 2020 and 2021, our operating cash flow was negative. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and other users, grow and diversify our supplier and third-party merchant base, and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest for the foreseeable future in the technology platform to support an even more carefully curated selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses in the future.
If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business, growth and profitability prospects may suffer.
We source products from third-party suppliers for our merchandise sales business. We also operate a marketplace business whereby third-party merchants sell products on our platform. As of December 31, 2021, we had 1,554 suppliers and third-party merchants on our platform. Our suppliers and third-party merchants include merchants of mainstream brands and emerging brands, and manufacturing partners we cooperate with. Maintaining strong relationships with these suppliers and third-party merchants is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms and attract third-party merchants to offer their products on commercially attractive terms. We typically enter into one-year
framework agreements with our suppliers and third-party merchants on an annual basis, and these framework agreements are typically renewed automatically on an annual basis unless either party chooses to discontinue the business relationship. Should any of our supplier or third-party merchant choose to discontinue their business relationship with us on existing terms, we cannot ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, except in the case of our collaboration with certain top-quality
emerging brands for the production of
Yunji
exclusive products, our agreements with suppliers and third-party merchants typically do not restrict them from selling products to others or on other platforms. We cannot assure you that our current suppliers and third-party merchants will continue to sell products to us or on our platform on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers and third-party merchants, their ability to supply products to us or on our platform in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. For example, the compulsory quarantine and other restrictions imposed as a result of the
COVID-19
pandemic in early 2022 have caused various degrees of temporary shutdowns and delays in production and operation of our suppliers (especially private label suppliers) and third-party merchants, leading to temporary supply shortages of certain merchandises and delays in the research and development and new product launch processes associated with our private label suppliers.
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
We rely on third-party manufacturing partners to manufacture our private label products. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our manufacturing partners. As we do not enter into long-term contracts with third-party manufacturing partners, they may decide not to accept our future orders on the same or similar terms, or at all. If a manufacturing partner decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner, or at all. This may negatively impact our revenues and adversely affect our reputation, causing a material adverse effect on our financial condition, results of operations and prospects. In particular, a substantial portion of our GMV from private label products is generated from the sale of

Suye (
素野
). If there is any adverse change to the nature of our relationship with the manufacturer of Suye or if the manufacturer of Suye decides to terminate its cooperation with us, the sale of our private label products and thus our results of operations may be negatively impacted. Moreover, some manufacturing partners may not fully comply with certain laws and regulations, such as consumer protection, labor and environmental laws. If any of our manufacturing partners is found to have violated laws and regulations in China, media reports on such violations may negatively affect our reputation and image, resulting in material adverse impact on our business, financial condition and results of operations. In addition, while we provide the designs of our products to the manufacturing partner, as well as guidance for manufacturing the products ordered by us, we do not have direct control over the manufacturing partners. If any of them is involved in unauthorized production and sale of goods using our brand name, our reputation, financial condition and results of operations may be materially adversely affected.
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
As of December 31, 2021, there were 872 third-party merchants under our marketplace business. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves under our merchandise sales business. With the exception of third-party merchants outside of China for whom we handle the logistics and delivery process within China, our third-party merchants use their own facilities to store their products and their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high-quality service for all products sold on our platform. If any third-party merchant does not control the quality of the products that it sells on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our platform, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form agreement with third-party merchants, the reputation of our marketplace business and our
Yunji
brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold under our marketplace business may compete with the products we sell directly, which may cannibalize our merchandise sales business. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our marketplace business may not be the same as those for our merchandise sales operations, which may complicate the management of our business. In order for our marketplace business to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

Any harm to the operations and reputation of our private label brands could have a material adverse effect on our results of operations.
We sell an increasing amount of products under our private label brands such as Suye, Yuan Sheng Huang, Unibeauty, P&S, Li Ba Tian, and Bai Yue Shan, both on our platform and through external channels. Maintaining consistent product quality, competitive pricing and availability of these products is essential to developing and maintaining consumer loyalty to these brands.
If our private label brands experience any material disruption in its operations or a loss of consumer acceptance or confidence, our revenues and operating results could be adversely affected. Negative public perception of our private labels could reflect negatively on our platform, the other products sold on our platform and harm our business reputation. While we have not experienced any significant problems affecting the products, operations or business reputation of our private labels, we cannot assure you that we will not face such problems in the future.
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
We maintain a limited number of our own employees for customer services and rely on third-party business process outsourcing companies (BPOs) for outsourced customer services. Our customer service center in Hefei, Anhui Province provides real-time assistance to our users and it had 126 outsourced customer service representatives as of December 31, 2021. These outsourced customer service representatives may not have the same level of commitment to our users or be as well-trained as our own employees and we have less control over the services provided by them than our own employees. We typically enter into service agreements with third-party BPOs on an annual basis or for a longer term. In the event that one or more of these third-party BPOs unexpectedly become unable or unwilling to provide some or all of these services to us, our own employees may not be able to provide the necessary range of customer services. If these outsourced customer service representatives fail to perform in accordance with the terms of our agreements with third-party BPOs or fail to provide satisfactory customer service, or if waiting times are too long due to the high volume of calls from users at peak times, we may fail to meet user expectations and our brand and user loyalty may be adversely affected. Any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose users and market share.
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
for further details. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the
E-Commerce
Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the
E-Commerce
Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the
E-Commerce
Law, we may be subject to fines and/or other sanctions.
In April 2021, the SAMR, together with the Office of the Central Cyberspace Affairs Commission and the State Tax Bureau of China, held a meeting with more than 30 major platform operators, including us. All platform operators that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. It is still uncertain how the requirement will be implemented and whether further legislation and administration activities will be entailed. As a result, we may incur additional costs and expenses, devote more management’s attention and allocate additional resources in the compliance with relevant laws and regulations. We have not been imposed with any penalties or requested to take any further rectifications.
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
We sourced our products from 682 suppliers as of December 31, 2021. Third-party merchants under our marketplace business are separately responsible for sourcing the products they sell on our platform. As of December 31, 2021, we had 872 third-party merchants on our online marketplace. We have been and may continue to be subject to allegations and lawsuits claiming that products sold or listed on our platform are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks and patents or other intellectual property rights, or that content posted on our user interfaces or shared by members through their social networks contain misleading or inaccurate information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including proactively verifying the authenticity and authorization of products sold on our platform through conducting offline investigations and immediately removing any counterfeit or illegal products or misleading information found on our platform, these measures may not always be successful or timely.
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
Under our standard form agreements, we require suppliers and third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See “—Risks Related to Doing Business in China—We and the VIEs may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”
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

Our net inventories have decreased in recent periods, from RMB428.3 million as of December 31, 2019 to RMB135.2 million as of December 31, 2020, and further to RMB84.5 million (US$13.3 million) as of December 31, 2021. Our inventory turnover days were 21.5 days in 2019, 25.7 days in 2020 and 29.7 days in 2021. The decreases in net inventories in 2020 and 2021 are primarily due to the decreases in merchandise sales during the same periods. We may include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.
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
We have invested and will continue to invest in upgrading our technology platform. We expect to continue to invest in our technology capabilities for a number of years. We also intend to continue to add resources to our technology platform as we focus on refining our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

If we fail to implement and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
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
In auditing our consolidated financial statements for the fiscal year ended December 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, in accordance with the standards established by the PCAOB.
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
Following the identification of the material weaknesses, we have taken measures to remedy the material weaknesses. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 and 2021 after the remediation. For details on these measures, please see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page
F-2
of this annual report on Form
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
Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the SAMR, the State Internet Information Office, the National Radio and Television Administration, or the NRTA, and other governmental authorities in charge of the relevant categories of products sold and services provided by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our operation of social
e-commerce
platform, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits for our business operations. Although we hold all material licenses and permits that are necessary to our business, including VATS license and the production and operation of broadcasting and television programs permit, internet drug information service qualification certificate, record-filing of third-party platforms providing online trading service for medical devices, record-filing for business operations of class two medical devices, and publication operation permit, we can not guarantee that we have obtained all licenses, permits and filings for selling certain specific products or services on our platform from time to time. See “Item 4. Information on the Company—B. Business Overview—Regulations—Licenses, Permits and Filings.” For example, we have not obtained the internet audio-visual program transmission license for the audio-visual program services on our platform, for which we are not qualified to apply according to current applicable laws and regulations. In addition, we have not completed filing for distributing publications and providing live streaming services on our platform. We are in the process of applying for these licenses, permits and filings as permitted by relevant laws, regulations and practice of relevant PRC governmental authorities.
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
Some of our members engage in sales promotion activities through our live streaming sessions on our Yunji app, on our Yunji Endorsement
app and through our official account on other live streaming platforms, and they interact and exchange information with our users and generate and distribute content. However, because a majority of the communications through our live streaming sessions and on our platforms is conducted in real time, we are unable to verify the sources of all information communicated or posted thereon or examine the content generated by our members and users before they are posted. We also allow users to upload user-generated content on our platform. It is possible that activities of users or the content uploaded on our platform by users may engage in illegal, obscene or incendiary conversations or activities, including inappropriate or illegal information or content that may be deemed unlawful under PRC laws and regulations or that may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, intellectual property rights or other rights infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We also may face liability for intellectual property rights infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Under relevant PRC laws and regulations, online service providers, which provide storage space for users to upload works, may be held liable for copyright infringement under various circumstances pursuant to applicable PRC laws and regulations, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities. In certain cases in China, the courts have found an online service provider to be liable for the copyrighted content posted by users which was accessible from and stored on such provider’s servers. Defending any such actions could be costly and involve significant time and attention of our management and other resources, and there can be no assurance that we will obtain final outcomes that are favorable to us. In addition, if it is found that we have not adequately managed the information or content on our platform, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform. As a result, our business, financial condition and results of operations may be materially and adversely affected.
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
We lease properties for most of our offices. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we may compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.
We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
We adopted a share incentive plan in 2017, which was amended and restated in its entirety in March 2019 and referred to as the 2019 Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors, officers, consultants and other personnel to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2019 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of awards. As of February 28, 2022, the awards that had been granted to our directors, officers, employees, consultants and other personnel and remained outstanding included (i) 47,208,100 restricted share units, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 61,729,700 Class A ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date. In particular, on May 3, 2019, we were authorized by our board of directors to grant stock options and restricted share units to non-employees
under the 2019 Plan, and granted options to purchase an aggregate of 10,409,050 Class A ordinary shares and 3,332,040 restricted share units to non-employees
by batches during the year ended December 31, 2019. In addition, on January 1, 2020, we were authorized by our board of directors to grant 356,210 restricted share units to two external consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate
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
E-commerce
companies in China hold special promotional campaigns on November 11 each year and we hold a special promotional campaign in the second quarter of each year, both of which can affect our results for those quarters. The decreases in our total revenues from quarter to quarter in 2019 and 2020 were primarily due to continual decreases in revenues from sales of merchandise as a result of continual increases in the proportion of our business contributed from our marketplace business platform from quarter to quarter in 2019 and 2020. Revenues generated under our marketplace business were recognized on a net basis, while revenues generated under our merchandise sales business were recognized on a gross basis. The decreases in our total revenues from quarter to quarter in 2021 were primarily due to our strategy to refine our product selection across all categories and carefully curate products to implement our megahit product pool initiative focusing on the development of private labels and exclusive products and our long-term growth strategy to focus on profitability, which led to optimization of our suppliers and merchants during this refinement process, causing decreases in both our marketplace business and merchandise sales. Due to the foregoing factors, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

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
In the years ended December 31, 2019, 2020 and 2021, our operating cash flow was negative. It is possible that we will continue to have negative cash flow in the future. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.
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

Our employees or business partners or other parties with whom we maintain business relationship may engage in misconduct or other improper activities, which may disrupt our business, hurt our reputation and results of operations.
Our employees or business partners, including suppliers, third-party merchants, third-party logistics service providers and other business partners, may be subject to regulatory penalties or punishments or other legal proceedings because of their wrongdoings or regulatory compliance failures, which may disrupt our business and harm our reputation. Although any existing or alleged non-compliance
behaviors of our business partners are not under our control, and we are not directly involved in such existing or alleged non-compliance
behaviors, our business operation and reputation may still be adversely affected. In August 2021, one of our business partners from whom we received certain payments for goods during our ordinary course of business was subject to an administrative investigation due to certain alleged non-compliance
in its business activities, which led to the freezing of a couple of its business-related bank accounts for a total amount of RMB120 million by a competent PRC court. Due to our business relationship with such company at the time, the competent PRC court also froze certain amount of money in our bank accounts during such administrative investigation. In November 2021, the competent PRC court revoked all the freezing decisions associated with such administrative investigation, and our bank accounts were released from the freezing activities. Since then, we have terminated our business relationship with such company. The temporary freezing of our bank accounts and the subsequent termination of business relationship with such company did not materially negatively impact our business operations and results of operations.
We are exposed to the risk of fraud or other misconduct by our employees or third parties partners with whom we have business arrangements. Misconduct by employees or third-party partners could include inadvertent or intentional failures to comply with the laws and regulations to which we are subject or with our policies, provide accurate information to regulatory authorities, comply with ethical, social, product, labor and environmental standards, comply with fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. We have no control over the off-work
time and behaviors of our employees and the operations of our third-party partners. Any legal liabilities of, or regulatory actions against, our employees, especially key employees, or business partners may affect our business activities and reputation and, in turn, our results of operations.
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
In addition, allegations, directly or indirectly against us, may be posted in social media or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, users and revenues and adversely affect the price of our ADSs
A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail.
COVID-19
has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the vaccination programs. Even before the outbreak of
COVID-19,
the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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
Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding
e-commerce)
and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, and foreign investors are prohibited from engaging in the distribution of audio and video products in China via the internet in accordance with the Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated in 2021.
We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.
We are an exempted Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet content-related services. As a result, we conduct such business activities through two of the VIEs, (i) Yunji Preferred, whose wholly-owned subsidiary holds a VATS License for online data processing and transaction processing business (operating
e-commerce,
excluding internet finance and
e-hailing
services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services); and (ii) Hangzhou Chuanchou, who holds a VATS License for internet content-related services (excluding information search and inquiry services and real-time interactive information services). Yunji Preferred is 99.0099% owned by Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, and 0.9901% owned by Mr. Huan Hao, a beneficial owner of the shares of our company and our former chief technology officer. Mr. Shanglue Xiao and Mr. Huan Hao are PRC citizens. Hangzhou Chuanchou is 100% owned by Mr. Wenwei Shu, a nominee of our company. Mr. Wenwei Shu is PRC Citizen. Our WFOE has entered into a series of contractual arrangements with the VIEs (including Yunji Preferred and Hangzhou Chuanchou) and their respective shareholders, which enable us to:

•	exercise effective control over the VIEs;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.
As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP. In 2019, 2020 and 2021, we derived 17.5%, 24.4% and 23.8% of our total revenues from the VIEs, respectively.
In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of our WFOE and the VIEs in China are not in violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are not in violation of PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including, but not limited to, the laws and regulations governing our and the VIEs’ business, or the enforcement and performance of our contractual arrangements with the VIEs and their perspective shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIEs would always be in full compliance with applicable laws and regulations, the violation of which may have a material and adverse effect on our and the VIEs’ business and our reputation.
Although we believe we, our PRC subsidiaries and the VIEs are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with
or violations of PRC laws and regulations. If the PRC government determines that we or the VIEs do not comply with applicable law, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ right to collect revenues, block the VIEs’ websites, require the VIEs to restructure our operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.
Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.
On March 15, 2019, the NPC approved the Foreign Investment Law, which took effect on January 1, 2020, and on December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all
provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the MOFCOM, and the National Development and Reform Commission, or NDRC, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.
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
We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.
We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.
If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.
Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of the VIEs were to refuse to transfer their equity interest in the VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.
All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.
Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, one of the VIEs, holds our VATS License for online data processing and transaction processing business (operating
e-commerce,
excluding internet finance and
e-hailing
services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over Yunji Preferred, and our ability to conduct these businesses may be negatively affected.
The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
The shareholders of the VIEs may have potential conflicts of interest with us. For example, Mr. Shanglue Xiao and Mr. Huan Hao are the shareholders of Yunji Preferred, one of the VIEs. Mr. Shanglue Xiao is the chairman of our board of directors and our chief executive officer and Mr. Huan Hao is a beneficial owner of shares of our company and our former chief technology officer. The shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.
Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIEs have executed shareholders’ voting rights proxy agreement to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of the VIEs divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.
Although under our current contractual arrangements, (i) each of the spouses of each individual shareholder of the VIEs, including, but not limited to, Mr. Shanglue Xiao, Mr. Huan Hao and Mrs. Panyan Ding, has respectively executed a spousal consent letter, under which each spouse agrees that he/she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIEs and the their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.
We may lose the ability to use and enjoy assets held by the VIEs that are critical to the operation of our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.
The VIEs hold certain assets that may be critical to the operation of our business. If the shareholders of any of the VIEs breach the contractual arrangements and voluntarily liquidate any VIE, or if any VIE declares bankruptcy or all or part of its assets become subject to liens or rights of third-party creditors or is otherwise disposed of without our consent, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of the VIEs or their subsidiaries undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the variable interest entity contractual arrangements were not entered into on an arm’s-length
basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on the VIEs for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay punitive interest.
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
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.
Furthermore, the growth rate of the Chinese economy has gradually slowed since 2010, and the impact of
COVID-19
on the global and Chinese economy in 2021 is severe. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
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
PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.
The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business in China in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs.
The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures.
The Draft Administrative Provisions and the Draft Filing Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Administrative Provisions and the Draft Filing Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Filing Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Filing Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.
As of the date of this annual report, the Draft Administrative Provisions and the Draft Filing Measures were released for public comment only.
There are uncertainties as to whether the Draft Administrative Provisions and the Draft Filing Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Administrative Provisions and the Draft Filing Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Filing Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.
Relatedly, on December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis
, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Cybersecurity Review Measures and the Regulations on the Network Data Security (Draft for Comments), are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We and the VIEs may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.
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
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
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
All of our revenues are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We are currently not a party to any hedging transactions that are conducted in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.
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
Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations.
In February 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Anti-monopoly Commission of the State Council. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration involving VIE will also be subject to antitrust filing requirements.
In April 2021, the SAMR together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. We have not been imposed with any penalties or requested to take any further rectifications.
In October 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended Anti-Monopoly Law. If it is enacted as proposed, transacting parties may be subject to a higher regulatory requirement in completing an acquisition transaction.
Since the Anti-Monopoly Guidelines for Internet Platforms are relatively new, uncertainties still exist in relation to its interpretation and implementation, although we do not believe we engage in any foregoing situations, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.

MOFCOM approval may be required for our acquisition of certain PRC subsidiaries.
Pursuant to the M&A Rules, if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. Our WFOE acquired certain PRC subsidiaries that were wholly owned, directly or indirectly, by Yunji Sharing, in 2018. Such acquisitions may be subject to MOFCOM approval, but were not submitted to the MOFCOM for approval. There is no definite penalty provided under M&A Rules for failure to obtain MOFCOM approval in transactions where such approval is required. If it is determined that MOFCOM approvals are required for the acquisitions, we may be required to revert the transactions. Nevertheless, considering that all the PRC subsidiaries involved in such transactions were wholly owned, directly or indirectly, by Yunji Sharing, which is one of the VIEs, before the acquisitions, and the acquisition of the PRC subsidiaries are inter-group companies transactions, we understand that the failure to obtain the MOFCOM approvals for the acquisitions of the PRC subsidiaries will not have a material adverse effect on our financial condition and results of operations. We conducted a few other inter-group restructuring transactions in 2019, which may also be subject to MOFCOM approval, but were not submitted to MOFCOM for approval. For example, our WFOE acquired Shanghai Suye Cosmetics Co., Ltd, or Shanghai Suye, which was owned by an affiliated entity of Mr. Shanglue Xiao, in January 2019, and Shanghai Suye was then transferred to Yunji Preferred from our WFOE in February 2019.
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
enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIEs. We may make loans to our PRC subsidiaries and the VIEs subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.
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
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIEs or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the VIEs when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
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
In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIEs or their subsidiaries. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible
assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.
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
Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

Risks Related to Our ADSs
Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.
Our ADSs are currently listed on the Nasdaq Global Market under the symbol “YJ.” On September 27, 2021, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that because the closing bid price of our ADSs for the last 30 consecutive business days was below US$1.00 per share, we no longer meet the Nasdaq minimum bid price requirement, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days. We had until March 28, 2022 to regain compliance with Nasdaq’s minimum bid price requirement. On March 23, 2022, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for 10 consecutive business days from March 9, 2022 through March 22, 2022, and the Company has regained compliance with the Nasdaq Listing Rule 5450(a)(1), the Nasdaq minimum bid price requirement, and the matter is closed.
However, there can be no assurance that our ADSs will remain in compliance with the Nasdaq Global Market continued listing requirements going forward. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the value of an investment in our ADSs will be materially and adversely affected.
The trading price of our ADSs may be volatile, which could result in substantial losses to you.
Since our ADSs became listed on the Nasdaq Global Market on May 3, 2019, the trading price of our ADSs has fluctuated significantly. The trading prices of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings, including internet and
e-commerce
companies, may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and early 2020 which may have a material and adverse effect on the trading price of our ADSs.
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
We were named as a defendant in putative shareholder class action lawsuits in the United States, and we may be involved in more class action lawsuits in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2021, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs), it is likely that we will be classified as a PFIC for the taxable year ended December 31, 2021, and could continue to be classified as a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be classified as a PFIC for such taxable years. Although the law in this regard is unclear, we intend to treat the VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entitities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.
If we are a PFIC in any taxable year during which a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation —United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”
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
We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.
The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.
As of February 28, 2022, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 83.6% of our total outstanding ordinary shares. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.
On March 16, 2022, our board of directors authorized a share repurchase program to repurchase up to US$20 million of our ordinary shares (including in the form of ADSs) over the next six months through September 15, 2022. The share repurchase program, authorized by our board of directors, does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs.
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
As of February 28, 2022, the chairman of our board of directors and our chief executive officer, Mr. Shanglue Xiao, beneficially own an aggregate of 949,960,000 Class B ordinary shares, which represent 88.8% of our total voting power. Therefore, Mr. Shanglue Xiao has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.
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
We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
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
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
Our third amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.
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
However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2019, 2020 and 2021. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

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
We were named as a defendant in putative shareholder class action lawsuits in the United States, and we may be involved in more class action lawsuits in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.
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
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Material Cash requirements” for a discussion of our capital expenditures.

B.	Business Overview
We operate a social
e-commerce
platform in China using a unique, membership-based model that leverages the power of social interaction. We offer high-quality products at attractive prices and incentivize our members to promote our platform and share our products with their social contacts. We empower prime emerging brands and manufacturers with deep understanding of market trends and customer behavior to produce high-quality innovative products to better meet the demands of our members. We have also developed several private labels in the mass consumption field, which are sold on our own platform as well as offered and sold through external channels. Our platform has attracted a large and growing base of users, including members and non-members.
These users are actively purchasing products on our platform.
Members are the key participants on our platform and drivers of our substantial growth. Our members gain access to a dedicated app and mini program that provides access to a curated selection of products, exclusive membership benefits and features, including discounted prices. Our membership system has experienced various changes in the past few years. We currently require new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. In addition, current members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. See “—Our Member Community—Members” for more details of the previous changes in our membership system.
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
We offer products across a large variety of categories with the aim of catering to the various daily needs of our users and their households. We also add to our product offerings based on feedback and understanding of our members and users based on various analytics. While we offer products from mainstream and emerging brands, we also strategically work with manufacturers directly to develop private labels and exclusive differentiated products. In particular, we engage in minority-interest equity investments in high-quality innovative manufacturers to develop private labels, combining their unique manufacturing capabilities and supply channels with our deep understanding of end customers through our various user analytics to develop innovative and differentiated products specifically designed to meet the demands of our members and users. In this way, we empower our manufacturer and brand partners, especially our private labels, with products improvement advices based on our understanding of market trends and insights on customer behavior and precise marketing and customer education through our active communities, thereby supporting our partners to achieve further growth.
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

We are extremely focused on the quality and pricing of our products under both the merchandise sale business and the marketplace business. We have been intentionally maintaining a balance between expanding the product category coverage to meet our users’ evolving demand and controlling the number of SPUs in each category to ensure that we only offer curated products with high value and quality to our users. As a result, we offered an average of 17,660, 17,090 and 10,919 SPUs on our platform on a daily basis in December 2019, December 2020 and December 2021, respectively.
We currently generate revenues mainly by selling products directly on our platform to users, including both members and non-members,
and earning commissions on the sales of products by third-party merchants on our platform. Our total revenues were RMB11,672.0 million, RMB5,530.3 million and RMB2,155.4 million (US$338.2 million) in 2019, 2020 and 2021, respectively. We recorded net income of RMB132.3 million (US$20.8 million) in 2021, compared to net loss of RMB123.8 million and RMB151.7 million in 2019 and 2020, respectively.
Our Business Model
We operate a social
e-commerce
platform in China using a unique, membership-based model that leverages the power of social interaction. We offer high-quality products at attractive prices and incentivize our members to promote our platform and share our products with their social contacts. We operate on our platform both our merchandise sales business, under which we acquire products from suppliers and sell them directly to customers, and our marketplace business that launched in the first quarter of 2019, under which third-party merchants can sell products on our platform and pay us commissions on their sales. We have also developed several private labels whose products are sold both on our own platform and external sales channels through our merchandise sales business.
Under our merchandise sales business, we work with a mix of mainstream brands, emerging brands and private labels to offer products across a large variety of categories based on feedback and understanding of our members and users based on various analytics. In particular, we empower quality manufacturers with products improvement advices based on our understanding of market trends and insights on customer behavior and precise marketing and customer education through our active communities, thereby supporting the further growth of our manufacturing partners and develop private labels.
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
The decrease in total revenues in 2020 was primarily due to decreases in revenues from sales of merchandise as we shifted portions of our merchandise sales business to our marketplace business that we introduced in the first quarter of 2019 whereby third-party merchants can sell products on our platform and pay us commissions on their sales. Revenues generated under the marketplace business were recognized on a net basis, while revenues generated under our merchandise sales business were recognized on a gross basis. The decrease in total revenues in 2021 was primarily due to our strategy to refine our product selection across all categories and carefully curate products to implement our megahit product pool initiative focusing on the development of private labels and exclusive products and our long-term growth strategy to focus on profitability, which lead to optimization of selection of suppliers and merchants during this refinement process, causing near-term decreases in both our marketplace business and merchandise sales.
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

•
One can become a member of our platform mainly by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the Yunji app or mini program. Our membership system has experienced various changes in the past few years. We currently require new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. In addition, current members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. See “I—Our Member Community—Members” for more details of the previous changes in our membership system.

•
The member can choose to view our product offerings on our user-friendly app interface by accessing our various sales formats, such as flash sale (
特卖
) and channels (
频道
). See “—Our Product Offerings—Sales Formats.”

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

•
We also provide our members with community features to see what other members are buying and sharing, including product reviews, photos and short videos. In 2019 we introduced the live streaming function where members can host live video broadcasts to express their opinions on, share their experience with and promote to other members products on our platform. During the live streaming session, as the host member is sharing his/her experience and interacting with other users viewing the session, direct links to the products being discussed are displayed on the screen to facilitate convenient purchasing of the products. Similar to product referrals made by members via their social networks, the live streaming hosts receive referral incentives for products sold via their live broadcasts.

Our Member Community
Our member community is driven by social connections. Users access our platform mostly through invitation and recommendation by our existing members via their social networks both online and offline. As a result, new users come to us with established trust in their own family, friends and neighbors, as well as shared interests and similar purchasing preferences with our existing members. Therefore, they are more likely to find our platform credible and refer our platform and products through their social networks to other friends, neighbors and family members. We keep close contacts with our member community to learn their changing consumption needs and preferences, which serve as crucial references to product curation and procurement for our supply chain team. We have also established professional vertical product category communities in food, beauty and healthcare based on our insights on the members’ interests and brought well-trained service managers to these communities to increase engagement of our members.
Members
One can become a member of our platform mainly by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the Yunji app. Previously, the invitee can then become a member through purchasing a membership package, which consists of a set of selected products or services and access to the Yunji app containing membership benefits and features. Membership packages are offered at a fixed price, depending on the different selection of products or services included in the package. In order to stimulate our users’ interest in transacting on our platform and attract more members, in 2019, we provided each non-member
user with a free three-month experiential period during which time the user had access to the full spectrum of membership benefits. After the three-month experiential period, the user could become our member if he or she met a certain cumulative spending threshold or certain other requirements during the experiential period or if he or she purchased one of our membership packages. Starting in January 2020, we further refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year
period, the user may extend his or her membership for an extra year. We have ceased allowing users to become members free of charge since April 1, 2021. We currently require new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. In addition, current members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. Other current members also became diamond members if they spent RMB398 or more by the earlier of (i) the expiration date of their current membership and (ii) December 31, 2021. We may further refine and develop our membership enrollment and benefits system to expand our membership base and encourage existing members to extend the length of their memberships by making purchases on our platform. Our members enjoy more attractive prices than non-member
users when purchasing products on our platform, and receive incentives for promoting and initiating transactions of our products via their social networks and for inviting new members to our platform. The cumulative number of our members was approximately 23.9 million as of December 31, 2021.
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
Our members generally come from middle-class households and make purchase decisions for their respective households. The majority of our members are female. Our members typically spend much time on social networks and take an interest in discussing trends and sharing shopping experience and product information among their social contacts both online and offline. We offer social experience as an integral part of our member experience. Our members not only enjoy shopping as supported by membership benefits and features on our platform, but also can become more involved in the promotion of our products and platform and the building of our member community. Many of our members promote our products via their social networks, and some of them become influential opinion leaders within their social networks affecting the consumption preferences of many others. Our members also form groups and engage in interactive activities both online and offline based on their existing social network, geographic locations and interests, which allow them to obtain relevant product information more easily, establish trust relationships amongst themselves and keep them engaged with our platform. We facilitate member groups to provide support to members and enable further communication among members. The grouping system helps us enhance member engagement and promote community value. In particular, we encourage members to form neighborhood-based groups based on geographic proximity which allows for easier and more frequent organization of offline events to foster social interaction and enhance the trust relationship amongst our members. The majority of our offline events were not intended to drive product sales or promotions, but instead to provide our members with opportunities to learn something new, share their experience and better interact with each other. As a result, our offline events have attained positive feedback from our members and have played a key part in the continual enhancement of member engagement and loyalty on our platform. In 2021, we had approximately 80.4% repeat purchase rate from our transacting members.
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
As of December 31, 2021, our members were served by more than 90,000 service managers. Service managers provide training and support to our members, including teaching members how to use our apps and platform, responding to questions from members on a daily basis, and organizing both online and offline training courses to share their sales experience. Service managers also facilitate members’ product sales, including monitoring and collecting member feedback on a real-time basis, designing and implementing marketing strategies for popular products in the member group, and helping to address member queries related to our products.
Non-Member
Users
Through our members’
word-of-mouth
referral via their social networks both online and offline, our platform has garnered trust and attracted a large and growing base of users. Users actively purchase products on our platform. Since our platform is recommended by family, friends and neighbors, users may find us more credible and have more confidence in the quality of products offered on our platform. In addition, users could also purchase our private label products through third-party channels, and they are also considered our non-member
users.
Our Product Offerings
We offer broad coverage of product categories from mainstream brands, emerging brands and private labels on our platform under the combination of our merchandise sales business and our marketplace business with an aim of catering to the various daily needs of our users and their households, including beauty and personal care, healthcare products, household goods, cloths, food and fresh produce, computer and electronics, apparel, bags and cases, baby and maternity products and home appliances. Our top product categories that each contributed to more than 10% of our GMV are (i) beauty and personal care, food and fresh produce, household goods, apparel, bags and cases and online virtual services in 2019, (ii) beauty and personal care, food and fresh produce, apparel, bags and cases, computer and electronics and online virtual services in 2020, and (iii) beauty and personal care, food and fresh produce, apparel, bags and cases in 2021, while each of the other product categories contributed less than 10% of our GMV in each of 2019, 2020 and 2021. Within each product category, we offer carefully curated items meeting the preferences of our users with attractive pricing. In December 2019, December 2020 and December 2021, we offered an average of 17,660, 17,090 and 10,919 SPUs for sale on our platform on a daily basis, respectively. In December 2020 and December 2021, products offered under our marketplace business accounted on average for 87% and 87% of SPUs for sale on our platform on a daily basis, respectively.
Product and Supplier Selection
For our merchandise sales business, our product procurement team, consisting of 216 employees as of December 31, 2021, possess extensive knowledge and understanding of existing and potential users’ needs and preferences, and our big data capabilities enable us to better analyze market trends and understand customer behavior. We reflect such knowledge and understanding in product selection and when working with our suppliers and when developing our private labels. This customer-to-manufacturer
(C2M) model allows us to source products in response to evolving customer needs and preferences, and enable us to help our suppliers, especially our manufacturing partners, provide products better designed for end customers and manage regional inventory storage. From time to time, we are directly involved in the product design process of our manufacturing partners. We review and continually monitor the performance of each SPU based on a few key dimension, in particular revenue contribution and margin, and suspend and replace SPUs with poor performance each month.

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
Sales Formats
We offer products in various sales formats on our platform, such as flash sale and channels, through each of which users could view our product offerings.
Flash sale
(
特卖
). We organize flash sale events every day to sell a finite quantity of discounted products for a limited period of time beginning at 9:00 a.m. (Beijing time) each day. To foster user interest, we periodically analyze historical data, seasonality and user feedback to determine the types of products we should offer for different hours and days. In addition, we carefully adjust our product mix to achieve a balanced and complementary product offering across different product categories so as to maximize sales.
Channels
(
频道
). We organize all of our product offerings on our Yunji app and mini programs based on product characteristics such as category, functionality and brand into different channels on our Yunji app and mini programs to facilitate easy browsing by our users. Specifically, we operate category-based channels such as food, beauty and personal care, apparel and overseas products.
In addition to sales on our own platform, our private label products are also sold through external sales channels such as third-party
e-commerce
platforms and live streaming platforms, such as Tmall and Douyin.
Pricing
We strive to offer attractive pricing for all the products offered on our platform and our private label products offered through external channels. We make continual efforts to maintain and improve an efficient cost structure and create incentives for our suppliers and our third-party merchants to provide us with competitive prices. For the products with recognized brand names, we set our prices to be competitive with those on other major
e-commerce
platforms in China. We typically negotiate with our suppliers and our third-party merchants for discounted prices based on our large sales volume and other value propositions. For the products we offer with private labels, we set our prices to be not only appealing to the users but also satisfactory to us in terms of margin contribution. For these products, we typically have more discretion in setting the retail price and more leverage in negotiating with our manufacturing partners.
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

Quality Control
We have a dedicated team and stringent quality assurance and control procedures to ensure product quality and prevent counterfeit products. We carefully scrutinize the products before listing them on our platform and selling through other platforms, in the case of our private labels. We diligently examine the product sourcing channel and qualification of our suppliers and our third-party merchants, carefully inspect products delivered to the warehouses, and reject or return products that do not meet our quality standards or the purchase order specifications. We also reject any products with broken or otherwise compromised packaging. In addition, we inspect all products before shipment to our users and conduct random periodic quality checks on our inventory. For products sold by third-party merchants whose order fulfillment is handled by the third-party merchants themselves and are not processed by our logistics centers, we carefully scrutinize the product sourcing channels of the third-party merchants and impose penalties, typically in amounts equal to several times the value of the relevant products, for any quality non-compliance
that we discover through customer feedback.
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
In addition, we engage in minority-interest equity investments in high-quality manufacturers and innovative brands, combining their unique manufacturing capabilities and supply channels with our deep understanding of end customers through our various user analytics to develop innovative products through private labels specifically designed to meet the demands of our members and users, such as
Yunji
exclusive products. In addition to financial support, we also help to channel traffic to the products produced by such joint venture brands to help our members and users gain easy access to these quality products while also promoting the growth of such brands. In this way, we empower our manufacturer and brand partners with products improvement advices based on our understanding of market trends and insights on customer behavior and precise marketing and customer education through our active communities, thereby supporting our partners to achieve further growth. Our suppliers and third-party merchants included merchants of mainstream brands and emerging brands and manufacturing partners we cooperate with. Our private labels include Suye (
素野
), Yuan Sheng Huang, Unibeauty, P&S Li Ba Tian, and Bai Yue Shan, among others. In particular, in 2021, we launched several private label food brands to sell high-quality food products and strengthen our food category offerings. As our private labels continue to grow and expand, some of their products are also now offered and sold on other third-party
e-commerce
platforms and live streaming platforms such as Tmall and Douyin.
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
Warehouses
We strategically select the locations for warehouse facilities and choose the type of warehouse facilities at these locations based on the density of orders we expect to be fulfilled. As of December 31, 2021, warehouse facilities in our fulfillment network included one central warehouse, nine regional warehouses, with an aggregate gross floor area of approximately 63,700 square meters in nine cities. As third-party merchants under our marketplace business handle the fulfillment logistics for the products sold on our platform themselves, demand for expansion of our fulfillment infrastructure has assuaged. We have started and will continue integrating and consolidating our warehouse facilities to enhance the efficiency in fulfilling orders placed from all areas in China under our merchandise sales business.
We cooperate with third-party vendors to operate our warehouse facilities. As of December 31, 2021, all of the 10 warehouses we use were operated by third-party vendors. We establish our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis.
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
Customer service center
. We have a customer service center in Hefei, Anhui to provide real-time assistance to our users. Users can communicate with online representatives through our mobile apps. We train our customer service representatives to answer user inquiries and proactively educate potential users about our products and promptly resolve customer complaints. We typically enter into service agreements on an annual basis with third-party BPO companies to provide customer service. As of December 31, 2021, 57.5% of our customer service representatives were outsourced from third-party BPO companies and 42.5% were our employees.
Product returns
. We generally allow users to return unused goods within seven days, counting from the date when the user receives the product. Once a user submits a return application request on our mobile app, our customer service representative will review and process the request or contact the user through our mobile app or by phone if there are any questions relating to the request. Upon receipt of the returned product, we credit the user’s payment account with the purchase price. The same policies apply to products sold through our marketplace business. We believe our product return policy helps build user trust and increase user loyalty.
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
Our Technology Team
We invest significant resources in research and development to improve our technology and develop solutions supporting our platform operations. We incurred RMB315.2 million, RMB202.8 million and RMB124.9 million (US$19.6 million) of technology and content expenses in 2019, 2020 and 2021, respectively.
Our technology team primarily consists of four groups. We have a team of engineers who focus on the development and implementation of new functions or features of our transaction and supply chain management systems. We have a team of research and development personnel who focus on technology development and providing user support services. A team of data scientists who leverage big data analytics to support our business decision making. We also have a team of IT personnel who provide internal system maintenance and system operations and development. As of December 31, 2021, our technology team had a total of 155 personnel.
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
See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to comply with anti-corruption laws and regulations, or effectively control the corruptive activities of our employees, could severely damage our reputation, and materially and adversely affect our business, financial condition, results of operations and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”
Intellectual Property
We regard our trademarks, copyrights, patents, domain names, know-how,
proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. As of December 31, 2021, we owned 80 computer software copyrights in China relating to various aspects of our operations and maintained 968 trademark registrations inside China and 23 trademark registrations outside China. As of December 31, 2021, we had 1,172 trademark applications inside China and 33 outside China. As of December 31, 2021, we had 25 patent applications pending in China. As of December 31, 2021, we had registered 65 domain names, including
www.yunjiglobal.com
, among others.
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
We compete primarily on the basis of the following factors: (i) our private labels established based on our understanding of market trends and insights on customer behavior, (ii) differentiated, reliable and flexible supply chain with customer-to-manufacturer
(C2M) capability and strong manufacturing partner network, (iii) our ability to attract, cultivate and retain a large number of well-trained service managers who are highly effective in and passionate about fostering our close-knit community and promoting our products, (iv) our ability to attract and retain a large number of members and other users and establish strong community bonding and maintain member loyalty through social interaction effectively, (v) our full-serviced platform that enables users to buy products easily, and (vi) advanced technology infrastructure.
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

Regulations Relating to Foreign Investment
Guidance Catalog of Industries for Foreign Investment
Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment jointly promulgated by the MOFCOM, and the NDRC on June 28, 1995, as amended. The Guidance Catalog of Industries for Foreign Investment was repealed by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on December 27, 2021 and took effect on January 1, 2022, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2020 Version), or the 2020 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and the NDRC on December 27, 2020 and took effect on January 27, 2021. Industries that are not listed in either the 2021 Negative List or the 2020 Encouraged List are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. According to the 2021 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding
e-commerce,
domestic multi-party telecommunication, storage and forwarding business, and call center). As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and the joint ventures are required to obtain approval from MOFCOM and MIIT for their incorporation and business operations.
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
Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, promulgated by the State Council in December 2001 and most recently amended in March 2022 and which will become effective on May 1, 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except as otherwise stipulated by the state. The foreign investors must apply for VATs license to operate value-added telecommunications services from the MIIT. The Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) issued the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MII Notice, in July 2006. The MII Notice reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under the MII Notice, a domestic company that holds operating license for telecommunications business is prohibited from leasing, transferring or selling the license to foreign investors in any form, and is prohibited from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.
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
To comply with PRC laws and regulations, we rely on contractual arrangements with the VIEs to operate our
e-commerce
business in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

Foreign Investment Law
On March 15, 2019, the NPC, approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law and the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, both of which took effect on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.
According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign- invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.
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
Furthermore, the Foreign Investment Law provides that foreign invested enterprises established before the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.
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

Value-Added Telecommunication Business Operating Licenses
The PRC Telecommunications Regulations, or the Telecom Regulations, which were issued by the State Council in 2000 and were most recently amended in February 2016, are the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC entities. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, on December 28, 2015 and implemented on March 1, 2016, and most recently amended on June 6, 2019. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e., operating
e-commerce
business) and information service business, continue to be categorized as value-added telecommunication services.
In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which was most recently amended on July 3, 2017 and became effective on September 1, 2017. Pursuant to the Telecom Permit Measures, the operation scope of the value-added telecommunication business operating license, or VATS license, shall detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its VATS License. The VATS Licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, including among others, the VATS Licenses for internet information services, or the ICP License, and the VATS License for electronic data interchange business, or the EDI License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders, business scope or other information recorded on such license. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration
approval requirement for telecommunications business with post-registration approval requirement.
In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was most recently amended in January 2011. Under the Internet Measures, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and
“non-commercial
internet information services.” Commercial internet information services operators shall obtain an ICP License from the relevant government authorities within China.
Each of Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, one of the VIEs, and Zhejiang Jixiang
E-commerce
Co., Ltd., or Zhejiang Jixiang, a wholly-owned subsidiary of Jishang Preferred, holds a VATS License for online data processing and transaction processing business (operating
e-commerce,
excluding internet finance and
e-hailing
services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services). Hangzhou Chuanchou, one of the VIEs, hold a VATS License for internet content-related services (excluding information search and inquiry services and real-time interactive information services).
Filing by Third-Party Platforms Providers for Publications Online Trading Services and by Sellers of Publications via Online Trading
We are also subject to regulations relating to online trading platform services provided for distribution of publications including books and audio-video products. According to the Provisions on the Administration of the Publication Market, or the Publication Market Provisions, which were jointly promulgated by General Administration of Press and Publication and MOFCOM in May 2016 and implemented in June 2016, an online trading platform that provides services for the distribution of publications shall complete record-filing formalities with the competent publication administrative authority, and is required to examine the identity of a dealer distributing publications through the platform, verify its business license and Publications Operation Permit, establish a mechanism to prevent and control the trading risks and take effective measures to rectify illicit actions conducted by the dealers distributing publications on the platform. If any entity subject to such requirements fails to complete the filing or fails to fulfill the relevant duties of examination and management in accordance with the Publication Market Provisions, it may be subject to an order to cease illegal acts and a warning by the competent publication administrative authority, as well as a penalty not exceeding RMB30,000. In practice, such filing has not been open for trading platform services provided through mobile applications like Yunji app. Zhejiang Jixiang will submit its record-filing application with the competent authority for providing services for distribution of publications as soon as practical.

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
Filing by Third-Party Platforms Providers for Medical Device Online Trading Services and by Sellers of Medical Devices via Online Trading
Pursuant to the Regulations on the Supervision and Administration of Medical Devices, which was most recently amended on February 9, 2021 and became effective on June 1, 2021, an enterprise engaging in the operation of medical devices shall have business premises and storage facilities suitable for the operation scale and scope, and shall have quality control mechanism or personnel suitable for the medical devices it operates. An enterprise engaged in the distribution of class two medical devices shall complete record-filing formalities with the drug regulatory department of the municipal government and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices, while an enterprise engaged in the distribution of class three medical devices shall apply for an operation permit with the drug regulatory department of the municipal government and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices. Zhejiang Jixiang completed the record-filing of third-party platforms providing online trading service for medical devices in August 2020. Zhejiang Jiyuan completed the record-filing for its operation of class two medical devices in September 2020. Zhejiang Jixiang completed the record-filing for its operation of class two medical devices in September 2021.
The former China Food and Drug Administration, or the CFDA, which has been merged into SAMR, promulgated the Measures for the Supervision and Administration of Online Sale of Medical Devices, or the Medical Devices Online Sale Measures, in December 2017, which became effective in March 2018, and the Administrative Measures for Online Drug Information Service, or the Measures for Online Drug Information Service, in July 2004 and amended in November 2017. Pursuant to the Medical Devices Online Sale Measures and the Measures for Online Drug Information Service, a provider of a third-party platform for online trading services for medical devices shall complete filing procedures with the competent provincial food and drug administrative department and obtain an Internet Pharmaceutical Information Services Qualification Certificate. A provider of a third-party platform for online trading services for medical devices that fails to complete the filing in accordance with the Medical Devices Online Sale Measures may be ordered by the competent provincial food and drug administrative department to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of not exceeding RMB30,000. In the case of any engagement in the online drug information service without obtaining a valid Internet Pharmaceutical Information Services Qualification Certificate, the provider of a third-party platform may be subject to an order to cease illegal acts and a warning by the competent administrative authority.
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
Food Operation Permit
China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the CFDA in August 2015 and amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. Each of Zhejiang Youji Supply Chain Management Co., Ltd., or Youji Supply Chain, a wholly-owned subsidiary of our WFOE, and Hangzhou Chuanchou, one of the VIEs holds the Food Operation Permit.

Filing by Third-Party Platform Providers for Food Online Trading
The CFDA promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety in July 2016, implemented on October 1, 2016 and most recently amended on June 1, 2021, pursuant to which a third-party platform provider for online food trading in the PRC shall file a record with the provincial administration for market regulation to obtain a filing number. within 30 working days upon approval by the competent communications authorities. Where an online food trading third-party platform provider fails to complete such filing, the provider may be ordered to make rectifications and given a warning by the competent administration for market regulation, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000. Each of Jishang Preferred and Zhejiang Jixiang has completed its record-filing application as a third-party platform provider for online food trading in March 2021.
Licenses Relating to Internet Audio-Visual Program Services
The former State Administration of Radio Film and Television, or the SARFT, which is the predecessor of NRTA and the former Ministry of Information Industry jointly issued the Administrative Regulations on Internet Audio-Visual Program Service, or the Internet Audio-Visual Program Regulations, in December 2007 which became effective as of January 31, 2008 and was subsequently amended in August 2015. The Internet Audio-Visual Program Regulations define “internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the internet, and providing uploading and audio-video programs transmission services to a third party. Entities engaging in internet audio-visual programs services must obtain the internet audio-visual program transmission license, or the Audio-Visual License issued by the NRTA, which is only issued to state-owned or state-controlled entities unless the license applicants have obtained internet audio-visual program transmission licenses prior to the promulgation of the Audio-visual Program Provisions in accordance with the then-in-effect
laws and regulations. According to the Categories of the Internet Audio-Video Program Services (Trial) promulgated by the SARFT in March 2017, “aggregation of internet audio-visual programs” means “editing and arranging the internet audio-visual programs on the same website and providing searching and watching services to public users”, which falls into the definition of the aforementioned “internet audio-visual programs services.” As of the date of this annual report, we have not obtained the Audio-Visual License for our business, and are not qualified to apply for the Audio-Visual License according to currently applicable law.
According to the Administrative Regulations on Production of Broadcasting and Television Programs, which was promulgated by the SARFT on July 19, 2004 and partly amended by the Decision of the State Administration of Press, Publication, Radio, Film and Television on Revising Certain Regulations and Normative Documents on August 28, 2015 and the Decision of NRTA on the First Batch of Departmental Rules to be Repealed or Amended on October 29, 2020, an entity engaged in producing broadcasting and television programs shall obtain the Production and Operation of Broadcasting and Television Programs Permit. If an entity engages in producing broadcasting and television programs without such permit, the relevant governmental authority may order such entity to cease its operations and confiscate its relevant equipment and impose a fine. We provide and display video programs on our apps, and therefore, are required obtain the Production and Operation of Broadcasting and Television Programs Permit. Jishang Preferred currently holds the Production and Operation of Broadcasting and Television Programs Permit. Beijing Feiyun Huyu Technology Co., Ltd, or Beijing Feiyun, a wholly-owned subsidiary of Yunji Preferred, obtained the Production and Operation of Broadcasting and Television Programs Permit in June 2020. Zhejiang Jixiang obtained the Production and Operation of Broadcasting and Television Programs Permit in April 2021.
The State Administration of Press, Publication, Radio, Film and Television, which is the predecessor of NRTA, issued the Notice on Strengthening the Management of Live Streaming Service for the Network Audio-visual Programs in September 2016, pursuant to which an internet live streaming service provider shall (i) equip personnel to review the content of the live-stream; (ii) establish the technical methods and work mechanisms in order to emergently replace the unlawful content by using backup program; (iii) record the live streaming program and keep records for at least 60 days to fulfil the inspections requirements from the competent administrative authorities. The State Internet Information Office promulgated the Administrative Provisions on Internet Live Streaming Services in November 2016, pursuant to which an internet live streaming service provider shall (i) establish a live streaming content review platform; (ii) conduct authentication registration of internet live streaming issuers based on their identity certificates, business licenses and organization code certificates, etc.; and (iii) enter into a service agreement with internet live streaming services user to specify both parties’ rights and obligations.

According to the Notice of Filing by Entities Engaged in Live Streaming Services which was issued by Cyberspace Administration on July 12, 2017, an entity that operates as a transmission platform for live streaming activities shall complete record-filing procedures with local branch of Cyberspace Administration. According to the Circular on Strengthening the Administration of Online Live Services which was issued jointly by National Working Group of Attacking Pornography and Illegal Publications, MIIT, Ministry of Public Security, Ministry of Culture and Tourism, SARFT and Cyberspace Administration on August 1, 2018, online live streaming service providers shall fulfill the website ICP filing formalities with competent authority according to applicable laws, and shall fulfill the public security filing formalities with the local public security organs within 30 days of their live services being launched. Moreover, the Internet Information Office, Ministry of Public Security, Ministry of Commerce, Ministry of Culture and Tourism, State Administration of Taxation, SAMR, NRTA jointly issued Administrative Measures for Online Live Streaming Marketing (Trial) on April 23, 2021, pursuant to which online livestreaming marketing platforms are required, among other things, to set up a system to internally rank streamers by metrics such as views and transaction volumes, and take heightened regulatory measures in relation to key livestreaming operators. In addition, online livestreaming marketing platforms are also required to establish and maintain risk management systems to guard against high-risk marketing activities, including taking measures such as pop-up
warnings, limiting traffic, and suspending livestreaming. Zhejiang Jixiang obtained ICP filling in March 2021, and obtained the VATS License for online data processing and transaction processing business on May 22, 2019. Zhejiang Jixiang obtained the Production and Operation of Broadcasting and Television Programs Permit in April 2021.
Regulations on Commercial Factoring
The commercial factoring is a relatively new business in China, the MOFCOM issued the circulars to promote commercial factoring in specific regions. Pursuant to the Circular on the Pilot Work of Commercial Factoring, which was promulgated by the MOFCOM on June 27, 2012, a trial implementation of commercial factoring pilot work was permitted in Tianjin Binhai New Area and Shanghai Pudong New Area to explore the approaches to develop the commercial factoring. Certain specific requirements for establishment of commercial factoring companies in Tianjin Binhai New Area and Shanghai Pudong New Area were provided under the Reply Letter on Pilot Plan of Commercial Factoring issued by the MOFCOM on October 9, 2012. In December 2012, the said trial implementation of commercial factoring pilot work was extended to Guangzhou and Shenzhen under the Notice on Trial Establishment of Commercial Factoring Companies in Shenzhen and Guangzhou by Service Providers from Hong Kong and Macau, which allowed qualified investors from Hong Kong and Macau to establish commercial factoring companies in the said cities. The MOFCOM issued the Notice on Industrial Administration of Commercial Factoring on August 15, 2013, which imposes reporting requirements on commercial factoring companies established in the trial zones. Pursuant to the Reply of the Ministry of Commerce on Launching Pilot Commercial Factoring Business in the Chongqing Liangjiang New Area, the Sunan Modernization Development Demonstration Zone and the Suzhou Industrial Park, released by the MOFCOM on August 26, 2013 and amended on October 28, 2015, the trial implementation of commercial factoring was extended to Chongqing Liangjiang New Area, Sunan Modernization Development Demonstration Zone, and the Suzhou Industrial Park.
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

Regulations Relating to
E-Commerce
On March 24, 2016, the State Administration of Taxation, or the SAT, the Ministry of Finance, or the MOF, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border
E-Commerce
Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border
e-commerce
retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border
e-commerce
retail are taxpayers, and
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
On March 15, 2021, the SAMR issued the Measures for the Supervision and Management of Online Trading, or the Online Trading Measures, which became effective from May 1, 2021 and replaced the Administrative Measures for Online Trading adopted by the State of Administration of Industry and Commerce (which is the predecessor of SAMR) in January 2014. The Online Transactions Measures implements relevant legislative principles and purpose of the
E-Commerce
Law and refines a series of relevant laws and regulations. It further specifies the responsibilities of online trading platform operators and the requirements for protecting online consumers’ rights and interests.
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
In May 2017, we received a formal notice from the local Administration for Market Regulation in Hangzhou, which ruled that our sales and marketing practice adopted in our early stage of development prior to February 2016 violated the Regulations on the Prohibition of Pyramid Selling and imposed a penalty of approximately RMB9.6 million (US$1.4 million). We fully paid this fine in June 2017 and have adjusted our business practices since February 2016 to comply with the Regulations on the Prohibition of Pyramid Selling and other applicable regulations. We have adjusted our practices specifically as follows: (i) to avoid being deemed as requesting a sum of money as entry fee through purchasing commodities, we have adjusted our membership package, which individuals are required purchase to become a member of our platform, to include a set of selected products or services and access to the Yunji app containing membership benefits and features; (ii) to avoid being deemed as giving material awards or other financial benefits to existing members for new member referrals, we have adjusted the rewards that we grant to our members upon a successful new member referral to
Yun-coins,
which are not redeemable for cash and can only be used as coupons for future purchases on our platform; and (iii) to avoid establishing multilevel relationship of members, we grant members incentives only for products sold directly via the links that such member shares through his/her social network, and not for products sold via links shared by any other member that was originally invited by such member. In addition, since we have provided products of value and services to our members as consideration for purchasing our membership package, and the products on our platform are offered at market prices, we believe our current business practices do not constitute as gaining “illegal benefits.” In December 2018, we and Han Kun Law Offices, our PRC legal counsel, consulted with the competent government authority in Hangzhou on our current business model and operations, and the district branch of SAMR having direct jurisdiction over our PRC entities that currently operate our membership-based social
e-commerce
platform verbally confirmed that these entities have conducted their business operations lawfully and none of these entities is in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authorities and the advice of Han Kun Law Offices, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”
Regulations Relating to Cyber Security, Data Security, National Security and Personal Information Protection
Internet information in China is regulated from a national security standpoint. The NPC, has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security of the PRC, or the MPS, has promulgated the Administrative Measures for the Computer Information Network and Internet Security Protection in December 1997 and amended in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.
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

In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. We are subject to such requirements as we are operating website and mobile applications and providing certain internet services mainly through our mobile applications. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.
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
On November 28, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Notice on the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, which aims to provide reference for supervision and administration departments, provide guidance for APP operators’ self-examination and self-correction, as well as social supervision by netizens. The Method further elaborates the forms of behavior constituting illegal collection and use of the personal information, which include: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

On May 28, 2020, the NPC of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. The PRC Civil Code, in addition to the systematic codification of provisions from existing legislations, introduces more generally acceptable provisions on the right to privacy and the protection of personal information, and provides clearer legal basis for civil actions against privacy and personal information related infringements and breaches. Personal information is the information recorded electronically or in other ways that can be used, by itself or in combination with other information, to identify a natural person, including the name, date of birth, identification number, biometric information, residential address, telephone number, email address, health information, whereabouts, and the like, of the person. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity. According to the PRC Civil Code, any organization or individual that needs to access other’s personal information must do so in accordance with law and guarantee the safety of such information, and may not illegally collect, use, process, or transmit other’s personal information, or illegally trade, provide, or publicize such information. An information processor shall not disclose or tamper with the personal information he collects and stores, and shall not illegally provide to others the personal information of a natural person without the latter’s consent, unless the information, after being processed, cannot be used to identify any specific individual and cannot be restored to its original status. An information processor shall take technical measures and other necessary measures to ensure the security of the personal information he collects and stores, and prevent the information from being leaked, tampered with, or lost. Where a person’s personal information has been or is likely to be leaked, tampered with, or lost, he shall take remedial measures in a timely manner, notify the natural persons concerned in accordance with the regulations, and report to the relevant competent authorities. Where a natural person discovers that an information processer has violated the provisions of laws or administrative regulations, or breached the agreement between both parties while processing his personal information, he has the right to request the information processor to delete it in a timely manner.
On June 10, 2021, the Standing Committee of the PRC National People’s Congress published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, (which includes the collection, storage, use, processing, transmission, provision, publication of data, etc.) to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it shall cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.
In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. On July 6, 2021, certain PRC regulatory authorities issued Opinions on Severely Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulation, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services,
e-government
affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed by the relevant regulatory authority about the final determination as to whether they are categorized as “critical information infrastructure operators.”

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The PRC Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of PRC, for the purpose of providing products or services to natural persons located within China, for analyzing or evaluating the behaviors of natural persons located within China, or for other circumstances as prescribed by laws and administrative regulations. The PRC Personal Information Protection Law provides a personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users and carries out complicated business activities, including the establishment of an independent institution mainly composed of external personnel to supervise its personal information processing, termination of provisions with providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly. Furthermore, the PRC Personal Information Protection Law stipulates the rules for cross-border transfer of personal information. Any cross-border transfer of personal information is subject to the condition that it is necessary to provide the personal information to a recipient outside the territory of the PRC due to any business need or any other need, as well as the satisfaction of at least one of the following conditions: (i) where a security assessment organized by the national cyberspace administration has been passed; (ii) where a certification of personal information protection has been passed from a professional institution in accordance with the provisions issued by the national cyberspace administration; (iii) where a standard contract formulated by the national cyberspace administration has been entered into with the overseas recipient; or (iv) any other condition prescribed by laws, administrative regulations or any other requirements by the national cyberspace administration. Critical information infrastructure operators and personal information processors who have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of the PRC the personal information collected or generated within the territory of the PRC. If it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace administration must be passed.
On October 29, 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) provides five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) has not been formally adopted.
On November 14, 2021, the CAC released the Regulations of Cyber Data Security Management (Draft for Comments). Such draft regulation provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and the data processors conducting the following activities shall apply for cybersecurity review in accordance with the relevant regulations: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, such draft regulation also provides that (i) the operators of large Internet platforms who set up headquarters or, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities and (ii) a data processor processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. As of the date of this annual report, the Regulations of Cyber Data Security Management (Draft for Comments) has not been formally adopted.
On December 28, 2021, the CAC and other PRC governmental authorities jointly released the Measures for Cyber Security Review, which took effect on February 15, 2022. Pursuant to the Measures for the Cyber Security Review, operators of “critical information infrastructure” or data processors holding over one million users’ personal information which intends to be listed in a foreign country are subject to a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.
On February 10, 2022, the MIIT published an updated draft of Data Security Management Measures in the Field of Industry and Information Technology (Draft for Comments) to solicit public comments. The draft regulation requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied, and conduct data security risk monitoring. It also provides the definitions of “core data” and “important data” in the field of industry and information technology. As of the date of this annual report, the Data Security Management Measures in the Field of Industry and Information Technology (Draft for Comments) has not been formally adopted.
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
In November 2017, the PBOC published the Notice on Further Enhancing the Rectification of Unlicensed Operation of Payment Services, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. We believe that our cooperation with third-party online payment service providers is not in violation of the PBOC Notice, because we sell the products on our platform to users and receive payment from users through the third-party online payment service providers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.”

Regulations Relating to Intellectual Property in the PRC
Trademark
The PRC Trademark Law was promulgated by the SCNPC in August 1982 and last amended in April 2019, and the Implementation Rules of the PRC Trademark Law was promulgated by the State Council in August 2002 and last amended in April 2014. The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration under the SAMR is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a
“first-to-file”
principle with respect to trademark registration. Registered trademarks are granted a valid term of ten years, which could be renewed each time for another ten years commencing from the day after the expiry date of the last period of validity if the required renewal formalities have been completed. Pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.
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
Copyright
The PRC Copyright Law, or the Copyright Law, which was last amended on November 11, 2020, and became effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.
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
Patent
According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 with the current effective version took effect from June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council in June 2001 and last amended in January 2010, the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file
principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the NIPA for confidentiality examination.
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
Interim Provisions on Labor Dispatch
Pursuant to the
Interim
Provisions
on Labor Dispatch,
or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.
Social Insurance and Housing Fund
As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions of the State Council on the Establishment of a Unified Program for
Old-Aged
Pension Insurance issued on July 16, 1997, the Decisions of the State Council on the Establishment of the Medical Insurance Program for Urban Workers promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be order to rectify the non-compliance
and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the
Regulations on the Management of Housing Fund
which was promulgated by the State Council in 1999 and last amended in March 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.
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
Value-added Tax
The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulation, were implemented in January 1, 2009 and latest amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. On March 31, 2019, the MOF, SAT and General Administration of Customs jointly issued the Announcement on Relevant Polices for Deepening Value-added Tax Reform, or Announcement No. 39. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. According to Announcement No. 39, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.
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
Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. According to SAT Public Notice 37, where the non-resident
enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident
enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident
enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.
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
The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015 and latest amended in December 2019, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment
registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.
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
Regulations Relating to Overseas Listings and M&A
On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.
According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on
offering within three business days after completion of the
follow-on
offering, (iii) with respect to its
follow-on
offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be.
Non-compliance
with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.
On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “
Draft Archives Rules
”). The Draft Archives Rules is now open for public consultations until April 17, 2022. The Draft Archives Rules includes both overseas direct offerings and overseas indirect offerings. The Draft Archives Rules provide that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) if during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

C.	Organizational Structure
The chart below summarizes our corporate structure, including our principal subsidiaries, the VIEs and the VIEs’ principal subsidiaries, as of the date of this annual report:

g	Equity interests (100% unless otherwise specified)
ç è	Contractual arrangements (For details. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”)

Notes:

(1)
Daqiao Network Technology (Hangzhou) Co., Ltd., Hangzhou Yuepeng Trading Co., Ltd., and Deqing Jijie Investment Management Partnership (Limited Partnership) each holds 65.53%, 28.09%, and 6.38% of the equity interests in Yunji Sharing, respectively. All of these entities are shareholders or affiliates of shareholders of our company.

(2)
Mr. Shanglue Xiao and Mr. Huan Hao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao and Mr. Huan Hao are both beneficial owners of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company and Mr. Huan Hao is a beneficial owner of the shares of our company and served as the chief technology officer of our Company until his resignation on April 1, 2022.

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

Contractual Arrangements with the VIEs and Their Respective Shareholders
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Yunchuang Sharing is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in China through the VIEs based on a series of contractual arrangements by and among Yunchuang Sharing, the VIEs and their shareholders.
Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.
As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.
Agreements that provide us with effective control over the VIEs
Proxy Agreement and Power of Attorney
.
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
Equity Interest Pledge Agreements
. Pursuant to the amended and restated equity interest pledge agreement, dated December 14, 2018, among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred, the shareholders of Yunji Preferred have pledged 100% equity interests in Yunji Preferred to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreement, the exclusive service agreement, the proxy agreement and power of attorney, as well as the performance by Yunji Preferred of its obligations under the exclusive option agreement and the exclusive service agreement. In the event of a breach by Yunji Preferred or any of its shareholders of contractual obligations under these contractual arrangements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Yunji Preferred and will have priority in receiving the proceeds from such disposal. The shareholders of Yunji Preferred also covenant that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the pledges are released.
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
We have completed the registration of the equity interests pledged under the amended and restated equity interest pledge agreements in relation to each of Yunji Preferred, Yunji Sharing, Hangzhou Chuanchou and Hangzhou Fengjing with the relevant office of the State Administration of Market Regulation.
Agreements that allow us to receive economic benefits from the VIEs
Exclusive Service Agreements
. Pursuant to the amended and restated exclusive service agreement, dated December 14, 2018, between our WFOE and Yunji Preferred, our WFOE has the exclusive right to provide Yunji Preferred with operational supports as well as consulting and technical services required by Yunji Preferred’s business. Without our WFOE’s prior written consent, Yunji Preferred may not accept the same or similar operational supports as well as consulting and technical services provided by any third party during the term of the agreement. Yunji Preferred agrees to pay our WFOE service fees at an amount determined by our WFOE in its sole discretion, which should be paid within ten business days upon receipt of invoice from our WFOE. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive service agreement. To guarantee Yunji Preferred’s performance of its obligations thereunder, the shareholders of Yunji Preferred have pledged all of their equity interests in Yunji Preferred to our WFOE pursuant to the equity interest pledge agreement. The exclusive service agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by our WFOE in its sole discretion with 30 days’ prior written notice.
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
Agreements that provide us with the option to purchase the equity interests in and assets of the VIEs
Exclusive Option Agreements
. Pursuant to the amended and restated exclusive option agreement, dated December 14, 2018, among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred, each of the shareholders has irrevocably granted our WFOE an exclusive option to purchase all or part of its equity interests in Yunji Preferred, and Yunji Preferred has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE may exercise such options at a price equal to the loan provided by our WFOE to the shareholders of Yunji Preferred, which price may be adjusted based on the proportion of the equity interests or assets to be transferred. Yunji Preferred and the shareholders of Yunji Preferred covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Yunji Preferred, other than those created under the equity interest pledge agreement, (ii) transfer or otherwise dispose of their equity interests in Yunji Preferred, (iii) change Yunji Preferred’s registered capital, (iv) amend Yunji Preferred’s articles of association, (v) dispose any assets of Yunji Preferred or enter into any material contract (except in the ordinary course of business), or (vi) merge Yunji Preferred with any other entity. The exclusive option agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by our WFOE in its sole discretion with ten days’ prior written notice.
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
Spousal Consent Letters
. The spouses of the shareholders of Yunji Preferred have each signed a spousal consent letter agreeing that the equity interests in Yunji Preferred held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with our WFOE. Each spouse agreed not to assert any rights over the equity interest in Yunji Preferred held by the respective shareholder. Mr. Wenwei Shu, the sole shareholder of Hangzhou Chuanchou and one of the shareholders of Hangzhou Fengjing, has no spouse yet. The spouse of Mrs. Panyan Ding, the other shareholder of Hangzhou Fengjing, has signed a spousal consent letter agreeing that the equity interests in Hangzhou Fengjing held by and registered under the name of Mrs. Ding will be disposed pursuant to the contractual agreements with our WFOE. The spouse of Mrs. Ding agreed not to assert any rights over the equity interest in Hangzhou Fengjing held by Mrs. Ding.
In the opinion of Han Kun Law Offices, our PRC legal counsel:

•	the ownership structures of the VIEs in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

•
the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

D.	Property, Plant and Equipment
We are headquartered in Hangzhou, China and have leased an aggregate of approximately 10,257 square meters of office space in Hangzhou. We also own an aggregate of approximately 4,259 square meters of office space in Hangzhou, which we bought on June 28, 2021 for RMB161.9 million and expect to move into by the end of 2022. As of the date of this annual report, we have also leased an aggregate of approximately 2,159 and 3,258 square meters of office space in Hefei and Shenzhen, China, respectively.
As of December 31, 2021, warehouse facilities in our fulfillment network included one central warehouse and nine regional warehouses in China. We engage third-party vendors for all of our warehouse facilities in nine cities with an aggregate floor area of approximately 63,700 square meters, including providing physical space for such facilities and operating the day-to-day
activities of such facilities.
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
Our total revenues were RMB11,672.0 million, RMB5,530.3 million and RMB2,155.4 million (US$338.2 million) in 2019, 2020 and 2021, respectively. The decrease in total revenues in 2020 was primarily due to decreases in revenues from sales of merchandise in each period as a result of continual increases in the proportion of our business contributed from our marketplace business platform, which was launched in the first quarter of 2019, whereby third-party merchants can sell products on our platform and pay us commissions on their sales. Revenues generated under the marketplace business are recognized on a net basis, while revenues generated under our merchandise sales business are recognized on a gross basis. The decrease in total revenues in 2021 was primarily due to our strategy to refine our product selection across all categories and carefully curate products to implement our megahit product pool initiative focusing on the development of private labels and exclusive products and our long-term growth strategy to focus on profitability, which lead to optimization of selection of suppliers and merchants during this refinement process, causing near-term decreases in both our marketplace business and merchandise sales. We recorded net income of RMB 132.3 million (US$20.8 million) in 2021, and net loss of RMB151.7 million and RMB123.8 million in 2020 and 2019, respectively.
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
While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to engage and retain members and users and increase their activities
Engaging and retaining users have been one of our key focuses since our inception. Starting from 2020, we have placed increasing emphasis on enhancing member and user loyalty and activities. Starting in 2021, in order to better engage and retain members and users and enhance member and user activities and loyalty, we have further upgraded our strategy to carefully curate products and launched our megahit product pool initiative, which focused on introducing more products with strong repurchase potential and developing private labels and exclusive product. We measure our effectiveness in engaging and retaining users through the key performance indicator of average spending per buyer, which is calculated by dividing total GMV in that period by the number of buyers in the same period. We believe this metric more accurately reflects our ability to increase member and user activities and loyalty and bring value to members and users through carefully curated products, compared to other metrics we historically used such as number of buyers and number of orders fulfilled. Our average spending per buyer was RMB1,569, RMB2,061 and RMB1,975 in 2019, 2020 and 2021, respectively. As a result of our emphasis on enhancing member and user loyalty and activities, our average spending per buyer increased from 2019 to 2020 despite the decrease in revenues during the same period, and our average spending per buyer remained relatively stable
from 2020 to 2021.
Our ability to engage and retain users and increase user activities and loyalty depends on our ability to continue to offer carefully curated authentic products at attractive prices, provide superior shopping and social experience, and promote and enhance community value among members and other users. We have been able to build a large base of users through, among other means, word-of-mouth
referrals via our members’ social networks and both online and offline interactive events. Only when our members are satisfied with the products and experience on our platform, would they stay active on our platform, and in turn promote our products and recommend platform to their family, friends and other social contacts. To keep our user base engaged, we have implemented a distinctive product offering strategy whereby we offer broad coverage of product categories with an aim of catering to the various daily needs of users and their households, but carefully select items within each category meeting the preferences of users with attractive pricing, and we design our sales formats to meet our members’ evolving needs and preferences. We also facilitate communications among members based on geographical location or shared interest. Furthermore, we provide incentives and organize campaign activities to enhance user activities.
Our ability to manage product offerings and supply chain
Our results of operations are also affected by whether we can successfully implement our product selection strategy and manage our product offerings. We offer broad coverage of product categories to cater to the various daily needs of our users and their households, but provide carefully curated items within each category to meet the preferences of our users. In December 2021, we offered an average of 10,919 SPUs on our platform on a daily basis, including products of mainstream brands, emerging brands and our own brands. While we will continue to work with reputable brand owners with good track records, we intend to broaden and deepen our cooperation with high-quality manufacturing partners to increase our offering of private label products. We review and continually monitor the performance of each SPU, supplier and third-party merchant, and carefully manage the mix of products we offer, based on a number of metrics such as the preferences of users, revenue contribution and margin.
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
We launched our marketplace business in the first quarter of 2019 whereby third-party merchants can sell products on our platform and pay us commissions on their sales. We offer a wide range of products and services and aim to provide one-stop
shopping to maximize our wallet share. Our mix of products and services also affects our gross margin. Revenues generated under the marketplace business were recognized on a net basis, while revenues generated under our merchandise sales business were recognized on a gross basis. The split between our merchandise sales business and our marketplace business thus has a major influence on our revenue growth and our gross margins. We intend to further refine our product selection across all categories and carefully curate products to implement our megahit product pool initiative focusing on the development of private labels and exclusive products.

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
Our ability to fulfill orders cost-effectively
Our results of operations depend in part on our ability to fulfill orders quickly and accurately, as it is an important part of a compelling customer experience. We provide centralized and comprehensive fulfillment and customer service to users primarily through collaboration with contracted third-party vendors. As of December 31, 2021, warehouse facilities in our fulfillment network included one central warehouse and nine regional warehouses, with an aggregate gross floor area of approximately 63,700 square meters in nine cities. In the first quarter of 2019, we launched our marketplace business, allowing third-party merchants to sell their products on our platform and pay commissions on their sales to us. Unlike our merchandise sales business where we handle the fulfillment process for the products sold, substantially all of the third-party merchants under our marketplace business handle the fulfillment logistics for their products sold on our platform, thereby lessening the demand for expansion of our fulfillment infrastructure. We have started and will continue integrating and consolidating our warehouse facilities to improve the efficiency in fulfilling orders placed from all areas in China under our merchandise sales business and to enhance customer experience. We have primarily relied on third-party logistics service providers to operate the warehouses and provide last-mile delivery, third-party online payment platforms to provide various payment options, and BPO arrangements to provide customer services. As our user base grows and business evolves, we may invest more resources in operating fulfillment facilities and hiring our own personnel to better meet the demands of our anticipated growth, and we must make such investments in a cost-effective manner.
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

Many of the quarantine measures within China have since been relaxed, and we, together with our suppliers, third-party merchants, third-party logistics service providers and other business partners, have gradually resumed normal operations since early March 2020. Our operations and results of operations for the second half of 2020 and 2021 were not materially affected by the
COVID-19
pandemic. However, recently, there has been an increasing number of
COVID-19
cases, including the
COVID-19
Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep
COVID-19
in check, including compulsory quarantine arrangements, travel restrictions and stay-at-home
orders. In addition, the highly- transmissible Delta and Omicron variants of
COVID-19
have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. These restated restrictions in early 2022 have caused various degrees of temporary shutdowns and delays in production and operation of our suppliers (especially private label suppliers), third-party merchants, third-party logistics service providers and other business partners, leading to temporary shortages of certain merchandises and delays in logistics services as well as delays in the research and development and new product launch processes associated with our private label suppliers. This has negatively affected and may continue to negatively affect our results of operations in 2022, depending on the future development of the
COVID-19
pandemic. The
COVID-19
global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of
COVID-19
outbreak is highly uncertain at this time. We cannot guarantee you that the
COVID-19
pandemic will not further escalate or have a material adverse effect on our results of operations, especially our product mix, our financial condition, our cash flows or our prospects in the future.
As of December 31, 2021, we had cash, cash equivalents and restricted cash of RMB629.7 million (US$98.8 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.
See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”
Key Components of Results of Operations
Revenues
Revenues are comprised of sale of merchandise, net, marketplace revenue and other revenues. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Sale of merchandise, net	10,548,322	90.3	4,829,397	87.3	1,798,882	282,284	83.5
Marketplace revenue	311,914	2.7	599,895	10.8	321,844	50,504	14.9
Other revenues (1)	811,788	7.0	100,965	1.9	34,635	5,435	1.6

Total	11,672,024	100.0	5,530,257	100.0	2,155,361	338,223	100.0

Notes:

(1)
Starting from 2021, revenue from membership program is combined into other revenues and is no longer a separate revenue line. Revenue breakdown for previous years presented in this annual report have been adjusted to be presented in the same manner.

Revenues generated from sales of most products on our platform are recorded as revenues from sale of merchandise, net of discounts, coupons, referral incentives provided to members, return allowances and VAT. We acquire products from suppliers and sell them to users. For our private label products, we acquire products from suppliers and sell them to users both on our platform and through external channels. We expect revenues generated from sale of merchandise will continue to account for a majority of our total revenues.
In the first quarter of 2019, we launched our marketplace business, allowing third-party merchants to sell their products on the platform and pay commissions on their sales to us. The revenues from the marketplace business are recognized on a net basis.

Other revenues include revenues from membership program and revenues earned on net basis from sales of certain products on our platform, such as air tickets. We earn membership fees from our members, who pay a fixed fee in exchange for (1) a package of selected products, (2) the right to receive member exclusive discounts for products sold on our flagship Yunji app, (3) access rights to our flagship Yunji
app and its member-exclusive features, (4) the right to receive units of
Yun-coin
upon a successful new member referral, (5) member exclusive training, and (6) certain units of
Yun-coin.
Yun-coin
can only be used as credits when making purchases on our platform, with one unit of
Yun-coin
representing RMB1.00.
Yun-coins
cannot be redeemed for cash. Members may transfer
Yun-coins
to others for free. In order to stimulate our users’ interest in transacting on our platform and attract more members, in 2019, we provided each non-member
user with a free three-month experiential period during which time the user had access to the full spectrum of membership benefits. After the three-month experiential period, the user could become our member if he or she met a certain cumulative spending threshold or certain other requirements during the experiential period or if he or she purchased one of our membership packages. Starting in January 2020, we further refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year
period, the user may extend his or her membership for an extra year. As a result of the refinement of our membership enrollment system in 2020, revenues from membership program in 2020 were from deferred revenue of prior paying members. We have ceased allowing users to become members free of charge since April 1, 2021. We currently require new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. In addition, current members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. Other current members also became diamond members if they spend RMB398 or more by the earlier of (i) the expiration date of their current membership and (ii) December 31, 2021. As a result, starting from Apri 1, 2021, revenues from the membership program were from paying members who joined the new membership program.
Operating Cost and Expenses
Operating cost and expenses consist primarily of cost of revenues, fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating Cost and Expenses:
Cost of revenues	9,249,474	79.2	3,939,997	71.2	1,343,386	210,807	62.3
Fulfillment	965,883	8.3	450,104	8.1	202,026	31,702	9.4
Sales and marketing	1,187,462	10.2	806,140	14.6	296,049	46,457	13.7
Technology and content	315,167	2.7	202,817	3.7	124,854	19,592	5.8
General and administrative	277,487	2.4	261,877	4.7	226,110	35,482	10.5

Total	11,995,473	102.8	5,660,935	102.3	2,192,425	344,040	101.7

Cost of revenues
. Cost of revenues consists of purchase price of merchandise, inbound shipping charges, write-downs of inventory and member training costs. Inbound shipping charges to receive merchandise from suppliers are included in the inventories, and recognized as cost of revenues upon sale of the merchandise to the customers.
Fulfillment expenses
. Fulfillment expenses represent packaging material costs and those costs incurred in outbound shipping, operating and staffing our fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging and preparing customer orders for shipment, processing payment and related transaction costs and responding to inquiries from customers, depreciation expenses, payroll costs including share-based compensation expenses, and other daily expenses which are related to the purchasing functions. Fulfillment costs also contain third-party payment transaction fees, such as bank card processing and debit card processing fees.

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
PRC
In accordance with PRC Enterprise Income Tax Law, foreign-invested enterprises and domestic companies are subject to enterprise income tax on their taxable income at a statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. In accordance with the implementation rules of PRC Enterprise Income Tax Law, a qualified “High and New Technology Enterprise” is eligible for a preferential tax rate of 15%. The “High and New Technology Enterprise” certificate is effective for a period of three years. An entity may re-apply
for the “High and New Technology Enterprise” certificate when the prior certificate expires.
Jishang Preferred obtained its “High and New Technology Enterprise” certificate on November 30, 2018. Therefore, Jishang Preferred is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent it has taxable income under the PRC Enterprise Income Tax Law, as long as it maintains the “High and New Technology Enterprise” qualification and duly conducts relevant tax filing procedures with the relevant tax authority. From July 2019, Jishang Preferred started to function as a procurement company within the Group and is not able to continue its status as an “High and New Technology Enterprise” to enjoy a preferential tax rate of 15% since 2019.
Our other PRC subsidiaries, the VIEs and their subsidiaries are subject to the statutory income tax rate of 25%.

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

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(In thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues:
Sale of merchandise, net	10,548,322	4,829,397	1,798,882	282,284
Marketplace revenue	311,914	599,895	321,844	50,504
Other revenues (1)	811,788	100,965	34,635	5,435

Total revenues	11,672,024	5,530,257	2,155,361	338,223
Operating cost and expenses (2) :
Cost of revenues	(9,249,474)	(3,939,997)	(1,343,386)	(210,807)
Fulfilment	(965,883)	(450,104)	(202,026)	(31,702)
Sales and marketing	(1,187,462)	(806,140)	(296,049)	(46,457)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(In thousands, except for per share data)
Technology and content	(315,167)	(202,817)	(124,854)	(19,592)
General and administrative	(277,487)	(261,877)	(226,110)	(35,482)

Total operating cost and expenses	(11,995,473)	(5,660,935)	(2,192,425)	(344,040)

Other Operating Income (3)	68,646	33,218	54,416	8,539

(Loss)/income from operations	(254,803)	(97,460)	17,352	2,722
Financial income/(expense), net	121,370	(8,571)	80,061	12,563
Foreign exchange loss, net	(12,397)	(919)	(1,300)	(204)
Other non-operating income/(loss), net	8,497	(1,610)	112,909	17,718

(Loss)/income before income tax expense, and equity in income of affiliates, net of tax	(137,333)	(108,560)	209,022	32,799
Income tax benefit/(expense)	16,720	(39,298)	(60,501)	(9,494)
Equity in loss of affiliates, net of tax	(3,221)	(3,834)	(16,237)	(2,548)

Net (loss)/income	(123,834)	(151,692)	132,284	20,757

Notes:

(1)
Starting from 2021, revenue from membership program is combined into other revenues and is no longer a separate revenue line. Revenue breakdown for previous years presented in this annual report have been adjusted to be presented in the same manner.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(In thousands)
Sales and marketing	29,884	12,362	1,550	243
Technology and content	10,562	8,887	4,378	687
General and administrative	79,011	71,777	49,052	7,697
Fulfillment	8,740	5,352	930	146

Total	128,197	98,378	55,910	8,773

(3)
Starting from 2020, we present government grants, which are received from local government to support and reward our ongoing business and operations, as other operating income instead of other non-operating
income/(loss), net. The relevant item of RMB43,599 for the year ended December 31, 2019 is also reclassified from other non-operating
income/(loss), net to other operating income, to be in conformity with the presentation for the year ended December 31, 2020 and 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020
Revenues
Our revenues decreased by 61.0% from RMB5,530.3 million in 2020 to RMB2,155.4 million (US$338.2 million) in 2021, primarily due to decreases in both our revenue from sale of merchandise and revenue from marketplace business, which were primarily driven by our decision to upgrade our strategy to carefully curate products starting from the first quarter of 2021. As part of these upgrades, we launched our megahit product pool initiative, which focused on introducing more products with strong repurchase potential and developing private labels and exclusive products. In line with our long-term growth strategy to focus on profitability, we optimized our selection of suppliers and merchants across our platform, which caused sales decreases in both marketplace business and merchandise sales.
Despite the decrease in revenues, the average spending per buyer remained relatively stable from RMB2,061 in 2020 to RMB1,975 in 2021 as we continued to place more emphasis on enhancing member and user loyalty and activities.

•
Revenue from sale of merchandise, net
. Our revenue from sale of merchandise, net decreased by 62.8 % from RMB4,829.4 million in 2020 to RMB 1,798.9 million (US$ 282.3 million) in 2021 due to our decision to upgrade our strategy to carefully curate products starting from the first quarter of 2021 as discussed above.

•
Revenue from marketplace business
. Revenue from the marketplace business decreased by 46.3% from RMB599.9 million in 2020 to RMB 321.8 million (US$ 50.5 million) in 2021, primarily due to our decision to upgrade our strategy to carefully curate products starting from the first quarter of 2021 as discussed above.

•
Other revenues
. Other revenues decreased by 65.7 % from RMB101.0 million in 2020 to RMB 34.6 million (US$ 5.4 million) in 2021, which included revenues from the membership program of RMB42.4 million in 2020, compared with RMB4.9 million (US$0.8 million) in 2021 primarily due to our ongoing refinement of our membership enrollment system. Beginning in January 2020, we have allowed any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app.We have ceased allowing users to become members free of charge since April 1, 2021. As a result, revenues from the membership program in the last three quarters of 2021 were from paying members who joined the new membership program launched in the second quarter of 2021 while revenues from membership program in 2020 were from deferred revenue of prior paying members.

Operating cost and expenses
Our total operating cost and expenses decreased by 61.3% from RMB5,660.9 million in 2020 to RMB 2,192.4 million (US$ 344.0 million) in 2021. This decrease was due to decreases in all of our operating cost and expenses line items.

•
Cost of revenues
. Our cost of revenues decreased by 65.9% from RMB3,940.0 million, representing 71.2% of our total revenues, in 2020 to RMB 1,343.4 million (US$ 210.8 million), representing 62.3% of our total revenues, in 2021, which was mainly attributable to the decline in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise.

•
Fulfillment expenses
. Our fulfillment expenses decreased by 55.1% from RMB450.1 million, representing 8.1% of our total revenues, in 2020 to RMB 202.0 million (US$ 31.7 million), representing 9.4% of our total revenues, in 2021. This decrease was primarily attributable to (i) reduced warehousing and logistics expenses due to lower merchandise sales, (ii) reduced personnel costs due to staffing structure refinements, and (iii) decreased service fees charged by third-party payment settlement platforms.

•
Sales and marketing expenses
. Our sales and marketing expenses decreased by 63.3% from RMB806.1 million, representing 14.6% of our total revenues, in 2020 to RMB 296.0 million (US$ 46.5 million), representing 13.7% of our total revenues, in 2021. The decrease in sales and marketing expenses was primarily attributable to the decreases in member management fees and business promotion expenses.

•
Technology and content expenses
. Our technology and content expenses decreased by 38.4 % from RMB202.8 million, representing 3.7% of our total revenues, in 2020 to RMB 124.9 million (US$ 19.6 million), representing 5.8% of our total revenues, in 2021, primarily due to the reduction in personnel costs as a result of staffing structure refinements and reduced server costs.

•
General and administrative expenses
. Our general and administrative expenses decreased by 13.7% from RMB261.9 million, representing 4.7% of our total revenues, in 2020 to RMB 226.1 million (US$ 35.5 million), representing 10.5% of our total revenues, in 2021. The decrease was primarily attributable to reduced personnel costs as a result of staffing structure refinements.

Income/(loss) from operations
Our income from operations was RMB 17.4 million (US$ 2.7 million) in 2021, compared to the loss from operations of RMB97.5 million in 2020, primarily due to improvements in our operating efficiency and increased gross margin.

Financial income/(expense), net
Our financial income, net was RMB 80.1 million (US$ 12.6 million) in 2021, compared to the financial loss, net of RMB8.6 million in 2020 as a result of the increased fair value of equity securities with readily determinable fair value.
Foreign exchange (loss), net
We recorded foreign exchange loss, net of RMB 1.3 million (US$ 0.2 million) in 2021, compared to RMB0.9 million in 2020.
Other
non-operating
income/(loss), net
We recorded other
non-operating
income, net of RMB112.9 million (US$17.7 million) in 2021, compared to other non-operating
loss, net of RMB1.6 million in 2020. Other
non-operating
income, net in 2021 was mainly recognized from our investment in a fast-growing dairy company in China. The investment was initially recorded under the equity method and later changed to an alternative measurement when we lost our significant influence. The RMB 110.5 million (US$17.3 million) gain was recognized based on the fair value of the investment made by a new third-party investor, resulting in dilution of our shareholding interest.
Income tax expense
We recorded income tax expense of RMB 60.5 million (US$ 9.5 million) in 2021, compared to income tax expense of RMB39.3 million in 2020, primarily due to the increase in our income before income tax expense.
Net income/(loss)
As a result of the foregoing, we recorded net income of RMB 132.3 million (US$20.8 million) in 2021, compared to net loss of RMB151.7 million in 2020.
Year ended December 31, 2020 compared to year ended December 31, 2019 Revenues
Our revenues decreased by 52.6% from RMB11,672.0 million in 2019 to RMB5,530.3 million in 2020, primarily due to a decrease in revenues from sales of merchandise as a result of an increase in the proportion of our business contributed from our marketplace business, which was launched in the first quarter of 2019. Marketplace revenue was generated on the marketplace business platform and recognized on a net basis, while sale of merchandise, net was generated on the merchandise sales platform and recognized on a gross basis. The number of orders fulfilled under our merchandise sales business decreased by 32.1% from 166.6 million in 2019 to 113.2 million in 2020 and the number of orders fulfilled by third-party merchants under the marketplace business grew by 90.2% from 34.6 million in 2019 to 65.8 million in 2020. The number of buyers decreased slightly from 22.5 million in 2019 to 17.4 million in 2020. Our GMV increased by 1.8% from RMB35.3 billion in 2019 to RMB35.9 billion in 2020. The decrease in total number of orders fulfilled by us and by third-party merchants and the decrease in the number of buyers from 2019 to 2020 are mainly attributable to the fact that a significant portion of the new members and users we attracted to our platform in 2019 through large-scale user acquisition campaigns did not become loyal members of our platform and subsequently left our platform in 2020. Starting in 2020, we have placed more emphasis on enhancing member and user loyalty and activities, which contributed to the increase in GMV in 2020 compared to 2019 despite the decrease in number of buyers during the same period.

•
Revenue from sale of merchandise, net
. Our revenue from sale of merchandise, net decreased by 54.2% from RMB10,548.3 million in 2019 to RMB4,829.4 million in 2020 due to a portion of merchandise sales shifted to marketplace business platform as we continued to reallocate our internal resources to accommodate the increase of marketplace business and to further improve the operational efficiencies on our platform.

•
Revenue from marketplace business
. Revenue from the marketplace business increased by 92.3% from RMB311.9 million in 2019 to RMB599.9 million in 2020, primarily due to the increased number of popular brands and merchants on our platform and the increased sales through a diverse range of sales channels on other platforms.

•
Other revenues
. Other revenues decreased by 87.6% from RMB811.8 million in 2019 to RMB101.0 million in 2020, which included revenues from the membership program of RMB776.8 million in 2020, compared with RMB42.4 in 2020, primarily due to our ongoing refinement of our membership enrollment system. Beginning in January 2020, we have allowed any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. Revenues from the membership program in 2020 were from the deferred revenue of prior paying members.

Operating cost and expenses
Our total operating cost and expenses decreased by 52.8% from RMB11,995.5 million in 2019 to RMB5,660.9 million in 2020. This decrease was due to decreases in all of our operating cost and expenses line items.

•
Cost of revenues
. Our cost of revenues decreased by 57.4% from RMB9,249.5 million, representing 79.2% of our total revenues, in 2019 to RMB3,940.0 million, representing 71.2% of our total revenues, in 2020, which was mainly attributable to the decline in our merchandise sales, which recognize revenues on a gross basis

•
Fulfillment expenses
. Our fulfillment expenses decreased by 53.4% from RMB965.9 million, representing 8.3% of our total revenues, in 2019 to RMB450.1 million, representing 8.1% of our total revenues, in 2020. This decrease was primarily attributable to (i) reduced warehousing and logistics expenses due to lower merchandise sales and improved logistics efficiency, (ii) decreased service fees charged by third-party payment settlement platforms as we secured lower transaction fee rates, (iii) reduced personnel costs due to headcount optimization and (iv) decreased share-based compensation expenses, which included a reversal of RMB8.9 million in share-based compensation expenses that had been recognized in 2019.

•
Sales and marketing expenses
. Our sales and marketing expenses decreased by 32.1% from RMB1,187.5 million, representing 10.2% of our total revenues, in 2019 to RMB806.1 million, representing 14.6% of our total revenues, in 2020. The decrease in sales and marketing expenses was primarily attributable to the reduction in member management fees as a result of improvements to our member management efficiency. This decrease was partially offset by an increase in business promotion expenses, which resulted from our efforts to attract more popular brands and merchants to our marketplace business through the execution of more business development activities.

•
Technology and content expenses
. Our technology and content expenses decreased by 35.6% from RMB315.2 million, representing 2.7% of our total revenues, in 2019 to RMB202.8 million, representing 3.7% of our total revenues, in 2020, primarily due to (i) reduced server costs resulting from the better contract terms that we secured with our server providers, and (ii) reduced personnel costs as a result of headcount optimization.

•
General and administrative expenses
. Our general and administrative expenses decreased by 5.6% from RMB277.5 million, representing 2.4% of our total revenues, in 2019 to RMB261.9 million, representing 4.7% of our total revenues, in 2020. The decrease was primarily attributable to reduced personnel costs as a result of headcount optimization, and decreased share-based compensation expenses, which included a reversal of RMB25.9 million in share-based compensation expenses that had been recognized in 2019. The decrease was partially offset by higher professional service fees.

Loss from operations
Our loss from operations was RMB97.5 million in 2020, compared to RMB254.8 million in 2019. The decrease in our loss from operations was primarily due to improvements in our operating efficiency.
Financial income/(loss), net
Our financial loss, net was RMB8.6 million in 2020, compared to financial income, net of RMB121.4 million in 2019 as a result of a decrease in the readily determinable fair value of our investment in the equity securities of a Hong Kong listed Company, GXG(1817.HK).
Foreign exchange loss, net
We recorded foreign exchange loss, net of RMB0.9 million in 2020, compared to RMB12.4 million in 2019 primarily due to the depreciation of U.S. dollar against the Renminbi.

Other
non-operating
(loss)/income, net
We recorded other
non-operating
loss, net of RMB1.6 million in 2020, compared to other
non-operating
income, net of RMB8.5 million in 2019 primarily due to the disposal of long-term investments and a subsidiary of the Company in 2020.
Income tax benefit/(expense)
We recorded income tax expense of RMB39.3 million in 2020, compared to income tax benefit of RMB16.7 million in 2019, primarily due to the increase in the valuation allowance as it was more likely than not that we will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries.
Net loss
As a result of the foregoing, we recorded net loss of RMB151.7 million in 2020, compared to RMB123.8 million in 2019.
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
(5) member exclusive training, and (6) units of
Yun-coins
(“New Member
Yun-coins”).Each
of these items represents a separate performance obligation.
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
Membership program revenue is recorded in other revenues. In addition, when members subsequently purchase merchandise, the members initially pay for their purchases at non-member
regular prices, and then are issued refunds equal to the member-exclusive discounts from us as a credit upon the members confirming receipt of the merchandise. We record such anticipated refunds as a reduction of revenue and discounts payables to the members.
From January 2020 until the end of March 2021, we have allowed any user to become our member free of charge for one year by simply registering for an account on Yunji app. When users become members in this manner, they are entitled to enjoy the right to receive member exclusive discounts for merchandise sold on the Yunji app. We have discontinued free membership as of April 1, 2021.
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
We also offer loans to qualified customers, including the merchants, and changes an interest based on the principal through factoring arrangements. We extend loans to merchants for their expected orders in addition to the loans to the same merchants who factored their accounts receivable generated from their transactions completed on Yunji app with recourse. We also extend loans to unrelated customers who factored their accounts receivable derived from their own business with recourse. We record factoring receivables, which is included in accounts receivable, when the cash is advanced to the customers. The interests are recognized over the term of loans, normally within one year. From cash flow perspective, when we have legal rights to net settle the factoring receivables from merchants with its payable to merchants, we settle the factoring receivables with the payables to the same merchant respectively, provided by the legal rights as per agreement between the two parties.
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
Inventories, net
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs of RMB3.6 million, RMB40.6 million and RMB25.7 million are recorded in cost of revenues in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021, respectively.

Share-based Compensation
On December 19, 2017, we adopted the 2017 Share Incentive Plan, or the 2017 Plan, which allows the compensation committee to grant options and restricted share units to our directors and employees, and other personnel to acquire our ordinary shares at an exercise price as determined by the compensation committee at the time of grant. The 2017 Plan was amended and restated in its entirety in March 2019, and is referred to as the 2019 Plan. The awards granted and outstanding under the 2017 Plan survive the termination of the 2017 Plan and remain effective and binding under the 2019 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.” Under the 2019 Plan, 227,401,861 ordinary shares were authorized and reserved for issuance.
Since adoption of the 2017 Plan, which was subsequently replaced by the 2019 Plan in March 2019, we granted options and restricted share units to our employees. All options and restricted share units granted have a contractual term of six years from the grant date, and vest over a period of four years of continuous service, half (1/2) of which vest upon the second anniversary of the stated vesting commencement date and one-fourth
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
On January 31, 2019, we granted 4,968,000 stock options and 14,925,000 restricted share units to our directors and employees.
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
On January 1, 2021 and February 1, 2021, we granted 29,170,000 and 26,818,000 RSUs to our employees, respectively. In addition, on February 1, 2021, we modified the exercise price and vesting schedules of certain stock options.
(a) Options
The following table sets forth the stock options activity for the years ended December 31, 2019, 2020 and 2021:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of December 31, 2019	93,846,550	0.19	3.77	30,442

Granted	—	—
Forfeited	(16,014,140)	0.11
Exercised	(9,151,290)	0.10

Expired	(115,200)	0.14

Outstanding as of December 31, 2020	68,565,920	0.22	2.65	2,826

Granted	—	—
Forfeited	(5,655,230)	0.26
Exercised	(748,730)	0.10
Expired	(231,520)	0.28

Outstanding as of December 31, 2021	61,930,440	0.21	1.73	—

Vested and expected to vest as of December 31, 2021	61,930,440

Exercisable as of December 31, 2021	59,693,900

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2020: US$0.19, December 31, 2021: US$0.06).
We use the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value our options modified were as follow:

	2019	2020	2021
Exercise price (US$)	0.1~0.7	N/A	0.0925
Exercise multiple	2.2~2.8	N/A	2.2/2.8
Risk-free interest rate	1.68%~2.47%	N/A	0.24%/0.33%
Expected term (in years)	6	N/A	6
Expected dividend yield	—	N/A	0.00%
Expected volatility	39.91%~41.29%	N/A	52.96%/55.13%
Expected forfeiture rate (post-vesting)	0%/5%	N/A	5%
Fair value of the underlying shares on the date of options grants (US$)	0.46~1.42	N/A	0.23
Fair value of share option (US$)	0.11~1.32	N/A	0.15
Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future Expected term is the contract life of the options.
Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. We recognized share-based compensation expenses of RMB66.2 million, RMB52.9 million and RMB20.8 million for share options granted under the 2017 Plan and the 2019 Plan, which replaced the 2017 Plan in its entirety in March 2019, in the consolidated statements of comprehensive income/(loss) for the years ended 2019, 2020 and 2021, respectively.
As of December 31, 2019, 2020 and 2021, there were RMB137.5 million, RMB40.2 million and RMB2.6 million, respectively, in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 1.97, 0.8 and 0.95 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.
(b) Restricted share units
A summary of activities of the service-based restricted share units for the years ended December 31, 2019, 2020 and 2021 is presented below:

	Number of RSUs	Weighted- Average Grant- Date Fair Value
		US$
Unvested at December 31, 2019	36,834,850	0.76

Granted	64,210,210	0.43
Vested	(954,960)
Forfeited	(51,629,000)

Expired	(500,000)

Unvested at December 31, 2020	47,961,100	0.63

Granted	55,988,000	0.21
Vested	(12,908,750)
Forfeited	(45,336,000)

Unvested at December 31, 2021	45,704,350	0.45

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying our ordinary shares on the date of grant.
As of December 31, 2019, 2020 and 2021, 3,036,290 restricted share units, 954,960 restricted share units and 12,908,750 restricted share units were vested. For the years ended December 31, 2019, 2020 and 2021, our total share-based compensation expenses recognized for the restricted share units granted were RMB62.0 million, RMB45.5million and RMB35.1 million, respectively.
As of December 31, 2019, 2020 and 2021, there were RMB138.4 million, RMB112.4 million and RMB60.2 million in total unrecognized compensation expense, related to unvested RSUs, which is expected to be recognized over a weighted average period of 2.60, 2.51 and 2.55 years, respectively.
Fair Value Measurements
As of December 31, 2020 and 2021, information about inputs into the fair value measurement of our assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair value measurement at reporting date using
	Fair value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Time deposits	134,146	—	134,146	—
Long-term investments
Equity securities with readily determinable fair value	94,552	94,552	—	—
Total assets	228,698	94,552	134,146	—

	Fair value measurement at reporting date using
	Fair value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Time deposits	167,781	—	167,781	—
Wealth management products	212,271	—	212,271	—
Long-term investments
Equity securities with readily determinable fair value	153,326	153,326	—	—
Equity securities accounted for under alternative measurement	196,296	—	196,296	—

Total assets	729,674	153,326	576,348	—

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
We use measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU
2016-01,
entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value. We classify the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this annual report.
Inflation
Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
B.
Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(1,116,816)	(261,514)	(25,991)	(4,081)
Net cash (used in)/generated from investing activities	(115,483)	551,015	(513,795)	(80,623)
Net cash generated from/(used in) financing activities	623,406	(13,876)	(463)	(73)

Effect of exchange rate changes on cash and cash equivalents	11,390	(53,624)	(19,763)	(3,101)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(597,503)	222,001	(560,012)	(87,878)
Cash, cash equivalents and restricted cash at beginning of the year	1,565,246	967,743	1,189,744	186,697

Cash, cash equivalents and restricted cash at end of the year	967,743	1,189,744	629,732	98,819

To date, our primary sources of liquidity have been issuances of equity securities in our initial public offering and historical private placements. As of December 31, 2021, our cash, cash equivalents and restricted cash were RMB629.7 million (US$98.8 million). Our cash and cash equivalents consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, and short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less. Cash held in accounts with third-party online payment platforms are recorded as other receivables.
Our accounts payable include merchandise purchase payables, warehouse and logistics fees payables and payable to merchants representing the unpaid balances to the merchants of cash collected by us on behalf of the merchants for products sold on our platform when we are viewed as the agent in the sales arrangement. As of December 31, 2019, 2020 and 2021, our accounts payable amounted to RMB742.0 million, RMB501.5 million, and RMB254.8 (US$40.0 million), respectively. These changes were primarily contributed by the changes in merchandise purchase payables, which decreased from RMB548.4 million as of December 31, 2019 to RMB292.5 million as of December 31, 2020 and further decreased to RMB 150.2 million (US$23.6 million) as of December 31, 2021. These decreases were primarily due to decreases in merchandise sales.
Our merchandise purchase payable turnover days were 34.9 days in 2019, 38.4 days in 2020 and 59.3 days in 2021. Merchandise purchase payable turnover days for a given period equal to average merchandise purchase payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.
As of December 31, 2019, 2020 and 2021, our net inventories amounted to RMB428.3 million, RMB135.2 million and RMB84.5 (US$13.3 million), respectively. These decreases were primarily due to decreases in merchandise sales. Our inventory turnover days were 21.5 days in 2019, 25.7 days in 2020 and 29.4 days in 2021.
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
As of December 31, 2021, we had RMB629.7 million (US$ 98.8 million) in cash, cash equivalents and restricted cash, of which approximately 37.6% were held in Renminbi, 61.9% in U.S. dollars, and the remainder in other currencies.
Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”
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
Operating activities
Net cash used in operating activities in 2021 was RMB26.0 million (US$4.1 million), as compared to net income of RMB132.3 million (US$20.8 million) in the same period. In 2021, the principal items accounting for the difference between our net cash used in operating activities and our net income were (i) a decrease in accounts payable of RMB212.7 million (US$33.4 million), (ii) a non-cash
gain on disposal of long-term investments and subsidiaries of RMB112.4 million (US$17.6 million) and (iii) a decrease in other payable and accrued liabilities of RMB84.9 million (US$13.3 million), partially offset by (i) a non-cash
shared-based compensation of RMB55.9 million (US$8.8 million) and (ii) an increase in deferred revenue of RMB54.9 million (US$8.6 million). The decrease in accounts payable was primarily due to the decrease in merchandise sales. The gain on disposal of long-term investments and subsidiaries was primarily due to our investment in a fast-growing dairy company in China.
Net cash used in operating activities in 2020 was RMB261.5 million, as compared to net loss of RMB151.7 million in the same period. In 2020, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in accounts payable of RMB205.8 million, (ii) an increase in accounts receivable of RMB154.4 million, (iii) a decrease in deferred revenue of RMB130.9 million, partially offset by (i) a decrease in inventories of RMB252.0 million and (ii) a non-cash
share-based compensation of RMB98.4 million. The decreases in accounts payable and inventories were primarily due to a portion of merchandise sales shifting to our marketplace business platform that launched in the first quarter of 2019 under which substantially all of the third-party merchants handle the procurement, storage and management of their own inventory. The increase in accounts receivables was primarily due to increased funds extended by us to qualified customers and increased receivables from sales channels on other platforms.
Net cash used in operating activities in 2019 was RMB1,116.8 million, as compared to net loss of RMB123.8 million in the same period. In 2019, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in accounts payable of RMB674.4 million, (ii) a decrease in deferred revenue of RMB365.1 million and (iii) a non-cash
change in the estimate of refund payable to members of RMB379.4 million, partially offset by (i) a decrease in inventories of RMB243.6 million and (ii) an increase in other payable and accrued liabilities of RMB134.0 million. The decreases in accounts payable and inventories were primarily due to a portion of merchandise sales shifting to our recently launched marketplace business platform under which substantially all of the third-party merchants handle the procurement, storage and management of their own inventory. The increase in other payable and accrued liabilities was primarily due to increases in merchants’ deposits in our marketplace business and salaries and welfare payable. The non-cash
change in the estimate of refund payable to members was due to the on-going
pattern and changes of the members’ referral behavior in that an increasing number of non-member
users became members in 2019 due to the introduction of the three-month experiential membership period and that the member can earn referral commission only when the referee is non-member.
Investing activities
Net cash used in investing activities in 2021 was RMB513.8 million (US$80.6 million), primarily due to (i) cash paid for short-term investments of RMB377.8 million (US$59.3 million), (ii) cash paid for long-term investments of RMB198.8 million (US$31.2 million), (iii) cash paid for factorings services of RMB194.1 million (US$30.5 million) and (iv) cash paid for loans provided to third parties of RMB159.2 million (US$25.0 million), partially offset by (i) cash received from factorings services of RMB169.0 million (US$26.5 million), (ii) cash received from disposal of long-term investments of RMB135.9 million (US$21.3 million) and (iii) cash received from maturity of short-term investments of RMB126.6 million (US$19.9 million).
Net cash generated from investing activities in 2020 was RMB551.0 million, primarily due to cash received from maturity of short-term investments of RMB2,492.6 million, partially offset by cash paid for short-term investments of RMB1,774.8 million.
Net cash used in investing activities in 2019 was RMB115.5 million, primarily due to cash paid for short-term investments of RMB4,793.9 million, cash paid for long-term investments of RMB120.9 million and loans provided to third parties of RMB171.9 million, partially offset by cash received from maturity of short-term investments of RMB5,028.8 million.

Financing activities
Net cash used in financing activities in 2021 was RMB463 thousand (US$73 thousand), primarily due to cash paid to non-controlling
shareholders for acquisition of equity shares in subsidiaries of RMB1.2 million (US$0.2 million), partially offset by net proceeds from exercise of share options of RMB1.0 million (US$0.2 million).
Net cash used in financing activities in 2020 was RMB13.9 million, primarily due to cash paid for repurchase of common stocks of RMB23.2 million.
Net cash generated from financing activities in 2019 was RMB623.4 million, mainly consisting of the proceeds from the IPO.
Material Cash requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period mainly include capital expenditures and operating lease obligations.
Our capital expenditures were RMB28.2 million, RMB84.4 million and RMB87.0 million (US$13.6 million) in 2019, 2020 and 2021, respectively. In June 2021, we purchase an aggregate of approximately 4,259 square meters of office space in Hangzhou for RMB161.9 million. As of December 31, 2021, we paid RMB81.2 million out of the RMB 161.9 million. The remainder has been paid by March 2022.
Our operating lease obligations relate to our leases of offices and operation space. The following table sets forth our operating lease obligations as of December 31, 2021.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in RMB thousands)
Operating lease	9,072	6,098	2,975	—	—
We intend to fund our existing and future material cash requirements with our existing cash balance and cash flow from operating activities.
We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.
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
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
Holding Company Structure
Yunji Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs and their subsidiaries in China is required to set aside at least 10% of its
after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIEs and their subsidiaries may allocate a portion of its after-tax
profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.
See “Item 4. Information On the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates
Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going
basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.
For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in this annual report. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.
Recognition of deferred tax assets
Nature of Estimates Required.
The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the deductible temporary difference can be utilized. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary difference is related to losses, relevant tax law is considered to on a jurisdictional basis determine the availability of the losses to offset against the future taxable profits.
Significant items on which we have exercised accounting judgment include recognition of deferred tax assets in respect of tax losses. Recognition of the deferred tax assets involves judgment regarding our future financial performance.
Assumptions and Approach Used.
We assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amount of deferred tax assets by recording a valuation allowance if, based on all available evidence, it is more likely than not that all or a portion of such assets will not be realized.
This assessment, which is completed on a taxing jurisdiction basis, takes into account various types of evidence, including the following:

•
Nature, frequency, and severity of current and cumulative financial reporting losses. A pattern of objectively measured recent financial reporting losses is heavily weighted as a source of negative evidence. We generally consider cumulative pre-tax
losses in the three-year period ending with the current quarter to be significant negative evidence regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in our business operations;

•
Sources of future taxable income. Future reversals of existing temporary differences are heavily weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment; and

•
Tax planning strategies. If necessary and available, tax planning strategies could be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

The carrying amount and reliability of deferred tax assets were reviewed periodically at the end of each reporting period by comparing forecasted taxable profits in prior period to actual results in the current period and comparing revenue growth rate and profit margin in the current year forecast to historical results and industry trends.
Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.
Our estimate of the key assumptions did not change significantly throughout the periods presented.
For additional information regarding income taxes, see note 20 and note 2.27 of the Notes to our consolidated financial statements included elsewhere in this annual report.
Allowance for credit losses
The allowance for credit losses represents our estimate of the expected lifetime credit losses over the remaining expected life of our financial assets measured at amortized cost as of the balance sheet date. The allowance for credit losses comprises:

•	The allowance for credit losses on accounts receivable and prepaid expenses and other current assets;

•	The allowance for credit losses on factoring receivables and loan receivables.
Nature of Estimates Required. The allowance for credit losses involves significant judgment on a number of matters including development and weighting of macroeconomic forecasts, incorporation of historical loss experience, assessment of risk characteristics, assignment of risk ratings, valuation of collateral, and the forward-looking macroeconomic conditions. Refer to Note 2.11 of our consolidated financial statements included elsewhere in this annual report for further information on these judgments as well as our policies and methodologies used to determine the allowance for credit losses.
Assumptions Used
. Our allowance for credit losses is based on our assumptions regarding:

•	Probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and recent performance; and

•	Loss given default. The percentage of the expected balance due at default that is not recoverable. The loss given default takes into account expected collateral value and future recoveries.
Macroeconomic factors used in our models are country specific and include variables such as consumer price index, producer price index, and gross domestic product.
Sensitivity Analysis
. Changes in the probability of default and loss given default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions for factoring receivables and loan receivables is as follows (in RMB thousands):

Assumption	Basis Point Change	Increase/ (Decrease)
Probability of default	+/-100 bps	1,165/(1,165)
Loss given default	+/-100 bps	157/(157)

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shanglue Xiao	43	Chairman of the Board of Directors and Chief Executive Officer
Dan Li	40	Director
Li-Lan Cheng	57	Independent Director
Gao Wang	57	Independent Director
Suqin Xi	66	Independent Director
Chengqi Zhang	38	Vice President of Finance
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
Ms.
 Dan Li
has served as our director since October 2021. Ms. Li is a managing director at CDH Investments Management (Hong Kong) Limited, where she has been employed since August 2014. Ms. Li served as a senior manager and director in Dinghui Investment Management (Tianjin) Company Limited from May 2012 to July 2014 and as a manager in the private asset management department of Ping An Trust from October 2010 to April 2012. Ms. Li obtained her bachelor’s degree in accounting from the Civil Aviation University of China in 2003 and her Master of Business Administration degree from Concordia University in Canada in 2007. Ms. Li is a Chartered Financial Analyst with the CFA Institute and a Hong Kong SFC licensed representative (Type 1 and 4).
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
Mr.
 Gao Wang
has served as our director since May 2019. Mr. Wang has been a professor of marketing at China Europe International Business School (CEIBS) since 2009. Prior to joining CEIBS, Mr. Wang was an associate professor of marketing at the School of Economics and Management, Tsinghua University from 2002 to 2008. Before joining the faculty of Tsinghua University, he worked as a manager of the Strategic Analytics Group at the Minute Maid Company, a division of Coca Cola in Houston, for two years with responsibility for sales planning/evaluation and marketing plan. Prior to that, Mr. Wang was a senior consultant at Information Resources Inc. (IRI) in Chicago from 1998 to 2000 with responsibility for marketing model development. Mr. Wang currently serves as the supervisor of Beijing Zhuoyuezhiye Consulting Company Limited, the independent director of Phoenix Bicycle Co. and as non-executive
director of the following companies: GOME Electrical Appliances Holding Limited, Canature Environmental Products Co., Ltd and Sineng Electric Company Limited. Mr. Wang received his bachelor’s degree in demography from Renmin University of China and his master’s and Ph.D. degrees in sociology from Yale University.
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
B.
Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2021, we paid an aggregate of RMB5.3 million (US$0.8 million) in cash to our executive officers, and we did not pay any compensation to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
2019 Share Incentive Plan
In December 2017, our shareholders and board of directors approved the 2017 Share Incentive Plan, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2019, we adopted a 2019 Share Incentive Plan, or the 2019 Plan, which replaced the 2017 Plan in its entirety, and the 2017 Plan is no longer effective. The awards granted and outstanding under the 2017 Plan survive the termination of the 2017 Plan and remain effective and binding under the 2019 Plan. The maximum aggregate number of ordinary shares that may be issued under 2019 Plan is initially 227,401,861 ordinary shares, which shall be increased by a number equal to 1% of the then total issued and outstanding ordinary shares on an as-converted
and fully diluted basis, on each of the first, second, third, fourth and fifth anniversary of the date of effectiveness of the 2019 Plan. As of February 28, 2022, options to purchase a total of 61,729,700 Class A ordinary shares and 47,208,100 restricted share units were outstanding under the 2019 Plan.

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
The following table summarizes, as of February 28, 2022, the number of ordinary shares underlying outstanding options and restricted share units that we granted to our current directors and executive officers.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shanglue Xiao	20,000,000		0.0925	December 19, 2017	December 18, 2023
	3,750,000	(1)	—	November 28, 2018	November 27, 2024
Li-Lan Cheng	*		0.1	May 3, 2019	May 2, 2025
Gao Wang	*		0.1	May 3, 2019	May 2, 2025
Suqin Xi	*	(1)	—	January 1, 2020	December 31, 2025
Chengqi Zhang	*	(1)	—	January 1, 2020, July 1, 2020 and February 1, 2021	December 31, 2025, June 30, 2025 and January 31, 2026
All directors and executive officers as a group	26,490,000

Note:

*	All awards granted to such director or officer were less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.
(1)	Represents restricted share units.
As of February 28, 2022, our employees, other than our directors and executive officers held options to purchase 6,046,980 Class A ordinary shares, with exercise prices ranging from US$0.0925 per share to US$0.5 per share and 39,280,250 restricted share units.

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
Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of
Mr. Li-Lan
Cheng, Mr. Gao Wang and Mr. Suqin Xi.
Mr. Li-Lan
Cheng is the chairman of our audit committee. We have determined that
Mr. Li-Lan
Cheng, Mr. Gao Wang and Mr. Suqin Xi satisfy the “independence” requirements of the Nasdaq Stock Market Rules and Rule
10A-
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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.
Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D.	Employees
As of December 31, 2021, we had a total of 655 employees. We had a total of 1,334 and 1,036 employees as of December 31, 2019 and 2020, respectively. The following table gives breakdowns of our employees as of December 31, 2021 by function:

Function	As of December 31, 2021
Procurement	216
Operations, including customer service	93
Technology	155
Sales and Marketing	94
General and Administrative	97

Total	655

To focus corporate resources on the more crucial parts of our business model and for better operating efficiency, we enter into arrangements with third-party BPO companies to provide certain ancillary services available on our platform, such as real-time customer service. As of December 31, 2021, 126 of our customer service personnel were outsourced from third-party BPO companies, representing 57.5% of the total customer service personnel.
We outsource provision of member services to third-party service companies and they select, hire, train and compensate service managers at our request. Most of the service managers are our members. Service managers enter into contracts with third-party service companies and are not our employees. As of December 31, 2021, our members were served by more than 90,000 service managers. We currently work with three third-party service companies and enter into agreements with them on an annual basis or for a longer term. These third-party service companies select service managers based on the standards we provide in our agreements. We have the right to supervise the performance of the service managers and may request third-party service companies to replace service managers who do not meet our standards. We pay training fees to third-party service companies based on the number of members managed by these service companies through service managers that provide training and support to our members. We pay member management fees to third-party service companies for their product sales facilitation services. The service companies compensate the service managers based on the length of work hours and other performance criteria.
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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.
The calculations in the table below are based on 2,146,800,392 ordinary shares as of February 28, 2022, including (i) 1,196,840,392 Class A ordinary shares (excluding the company’s repurchase of 11,990,830 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans); and (ii) 949,960,000 Class B ordinary shares.
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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power***
Directors and Executive Officers**:
Shanglue Xiao (1)	31,250,000	949,960,000	981,210,000	45.3	88.9
Dan Li (2)	—	—	—	—	—
Li-Lan Cheng (3)	—	—	—	—	—
Gao Wang (4)	*	—	*	*	*
Suqin Xi (5)	*	—	*	*	*
Chengqi Zhang	—	—	—	—	—
All Directors and Executive Officers as a Group	32,170,000	949,960,000	982,130,000	45.3	88.9
Principal Shareholders:
Lanlan Ltd. (6)	—	949,960,000	949,960,000	43.8	88.6
Entities affiliated with Eastern Bell Venture Capital (7)	247,011,810	—	247,011,810	11.4	2.3
CPYD Singapore Pte. Ltd. (8)	215,800,000	—	215,800,000	10.0	2.0
Fasturn Overseas Limited (9)	147,932,480	—	147,932,480	6.8	1.4
Acceleration S Limited (10)	110,803,324	—	110,803,324	5.1	1.0
Trustbridge Partners IV, LP (11)	109,207,800	—	109,207,800	5.0	1.0

*	Less than 1% of our total outstanding shares.
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

(1)
Represents (i) 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company, (ii) 20,000,000 Class A ordinary shares issuable to Mr. Shanglue Xiao upon exercise of options within 60 days after February 28, 2021, and (iii) 11,250,000 Class A ordinary shares issuable to Mr. Shanglue Xiao upon vesting of restricted share units within 60 days after February 28, 2021. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Ms. Dan Li is 3/F, Vstone Building, 1 Yan’an Dong Road, Huangpu District, Shanghai, China.

(3)	The business address of Mr. Li-Lan Cheng is 11/F Floor, Yinlin Building, No. 788 Guangzhong Road, Shanghai, China.

(4)	The business address of Mr. Gao Wang is 650 Biyun Road, 28-102, Pudong New District, Shanghai 201206, China.

(5)	The business address of Mr. Suqin Xi is Jingyi Villa, No. 5 Geling Road, Beishan Street, Xihu District, Hangzhou, China.

(6)
Represents 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(7)
Represents (i) 19,021,181 ADSs, representing 190,211,810 Class A Ordinary Shares held by Eastern Bell XIX Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 5,680,000 ADSs, representing 56,800,000 Class A ordinary shares held by Eastern Bell XII Investment Limited, a company incorporated in the British Virgin Islands. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A jointly filed by Li Yan, Eastern Bell XIX Investment Limited, Eastern Bell XII Investment Limited, Suzhou Zhongding No. 3 Venture Capital Center (Limited Partnership), Suzhou Zhongding No. 4 Venture Capital Center (Limited Partnership), Shanghai Dingying Investment Management Center (Limited Partnership), Suzhou Zhongding Hengtang Equity Investment Management Center (Limited Partnership) and Shanghai Zhongding Investment Center (Limited Partnership) with the SEC on February 15, 2022. The registered address of each of Eastern Bell XIX Investment Limited and Eastern Bell XII Investment Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. Eastern Bell XIX Investment Limited is wholly owned by Suzhou Zhongding No. 3 Venture Capital Center (Limited Partnership) (
苏州钟鼎三号创业投资中心
(
有限合伙
)), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) (
上海鼎迎投资管理中心
(
有限合伙
)) and Suzhou Zhongding Hengtang Equity Investment Management Center (Limited Partnership) (
苏州钟鼎恒棠股权投资管理中心
(
有限合伙
)), each of which is ultimately controlled by Mr. Li Yan. Eastern Bell XII Investment Limited is wholly owned by Suzhou Zhongding No. 4 Venture Capital Center (Limited Partnership) (
苏州钟鼎四号创业投资中心
(
有限合伙
)), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) (
上海鼎迎投资管理中心
(
有限合伙
)) and Shanghai Zhongding Investment Center (Limited Partnership) (
上海种鼎创业投资中心
(
有限合伙
)), each of which is ultimately controlled by Mr. Li Yan.

(8)
Represents 21,580,000 ADSs, representing 215,800,000 Class A ordinary shares held by CPYD Singapore Pte. Ltd., a Singapore exempted private company limited by share. The registered address of CPYD Singapore Pte. Ltd. is Marker Icon, 1 Temasek Avenue,
#20-01
Millennia Tower, Singapore 039192. CPYD Singapore Pte. Ltd. is beneficially owned and controlled by Mr. David Hand. CPYD Singapore Pte. Ltd. is a fund managed by Crescent Point.

(9)
Represents (i) 126,820,000 Class A ordinary shares and (ii) 2,111,248 ADSs, representing 21,112,480 Class A ordinary shares, held by Fasturn Overseas Limited, a BVI business company. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by Fasturn Overseas Limited with the SEC on February 11, 2022. Fasturn Overseas Limited is wholly owned by Mr. Yuan Chen. The registered address of Fasturn Overseas Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(10)
Represents 110,803,324 Class A ordinary shares held by Acceleration S Limited, a BVI business company. Acceleration S Limited is ultimately controlled by Mr. Shangzhi Wu. The registered address of Acceleration S Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(11)
Represents (i) 94,350,000 Class A ordinary shares and (ii) 1,485,780 ADSs, representing 14,857,800 Class A ordinary shares, held by Trustbridge Partners IV, LP a Cayman Islands limited partnership. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by TB Alternative Assets Ltd with the SEC on February 11, 2022. Trustbridge Partners IV, LP is controlled by TB Alternative Assets Ltd, an investment adviser organized under the Cayman Islands and registered under Section 203 of the Investment Advisors Act of 1940. TB Alternative Assets Ltd acts as the investment adviser of Trustbridge Partners IV LP. The registered address of Trustbridge Partners IV, LP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman
KY1-9005,
Cayman Islands. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands,
KY1-1104.

To our knowledge, as of February 28, 2022, 833,299,180 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A .	Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements with the VIEs and Their Shareholders
See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”
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
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.”

Transactions with Our Founder’s Related Entity
Transactions with Small Ye Group, or Small Ye
. Small Ye is under control of Mr. Shanglue Xiao, our chairman and chief executive officer. In 2019, 2020 and 2021, we purchased products from Small Ye in the amount of RMB3.1 million, RMB0.3 million and nil, respectively. As of December 31, 2019, 2020 and 2021, we had RMB0.7 million, RMB1.0 million and RMB0.7 million, respectively, due to Small Ye, representing the payments due to Small Ye for products purchased from Small Ye.
Transactions with Our Equity Investees
Transaction with Beijing Siwei Technology and Culture Co., Ltd., or Beijing Siwei.
Beijing Siwei is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Beijing Siwei in the amount of RMB5.6 million, RMB7.7 million and RMB2.4 million, respectively. As of December 31, 2019, 2020 and 2021, we had RMB0.1 million, RMB0.3 million and RMB0.1million, respectively, due to Beijing Siwei, representing the payments due to Beijing Siwei for products purchased from Beijing Siwei.
Transaction with Guangdong Weixin Technology Co Ltd., or Guangdong Weixin.
Guangdong Weixin is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Guangdong Weixin in the amount of RMB79.3 million, RMB9.2 million and RMB14.5 million, respectively. As of December 31, 2019, 2020 and 2021, we had RMB0.1 million RMB0.1 million and RMB5.4 million, respectively, due to Guangdong Weixin, representing the payments in year 2018 and deposits in year 2019 due to Guangdong Weixin for products purchased from Guangdong Weixin. As of December 31, 2019, 2020 and 2021, we had RMB5.8 million, RMB3.7 million and nil, respectively, advance to Guangdong Weixin, representing the advance payment for products purchased from Guangdong Weixin. In 2019, 2020 and 2021, we provided factoring services to Guangdong Weixin in the amount of nil, RMB58 thousand and nil, respectively.
Transaction with Guangzhou Misili Personal care Co., Ltd., or Guangzhou Misili.
Guangzhou Misili is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Guangzhou Misili in the amount of RMB8.2 million, RMB3.3 million and RMB1.1 million, respectively. As of December 31, 2019, 2020 and 2021, we had RMB0.3 million, RMB0.3 million and RMB0.1 million, respectively, due to Guangzhou Misili, representing the payments due to Guangzhou Misili for products purchased from Guangzhou Misili.
Transaction with
Hainan Yunding Supply Chain Management Co., Ltd, or Hainan Yunding.
Hainan Yunding is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Hainan Yunding in the amount of nil, RMB1.7 million and RMB0.9 million, respectively.
Transaction with Hangzhou Adopt A Cow Biological Technology Co., Ltd., or Hangzhou Biological Technology.
Hangzhou Biological Technology is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Hangzhou Biological Technology in the amount of RMB103.3 million, RMB53.8 million and nil, respectively. As of December 31, 2019, 2020 and 2021, we hadRMB4.9 million, RMB4.2 million and nil, respectively, due to Hangzhou Biological Technology, representing the payments due to Hangzhou Biological Technology for products purchased from Hangzhou Biological Technology. In 2019, 2020 and 2021, we provided factoring services to Hangzhou Biological Technology in the amount of nil, RMB73 thousand and nil, respectively.
Transaction with Hangzhou Bixin Biology Technology Co., Ltd., or Hangzhou Bixin.
Hangzhou Bixin is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Hangzhou Bixin in the amount of RMB69.3 million, RMB31.8 million RMB7.6 million, respectively. As of December 31, 2019, 2020 and 2021, we had RMB0.3 million, RMB3.4 million and RMB1.2 million, respectively, due to Hangzhou Bixin, representing the payments due to Hangzhou Bixin for products purchased from Hangzhou Bixin. In 2019, 2020 and 2021, we provided marketplace service to Hangzhou Bixin in the amount of RMB0.4 million, RMB2.8 million and RMB 2.3 million, respectively. In 2019, 2020 and 2021, we provided factoring services to Hangzhou Bixin in the amount of nil, RMB31 thousand and nil, respectively.
Transaction with Hangzhou Dianhua Technology Co., Ltd., or Hangzhou Dianhua.
Hangzhou Dianhua is our equity investee and our supplier. As of December 31, 2019, 2020 and 2021, we had RMB0.1 million, RMB0.1 million and nil, respectively, due to Hangzhou Dianhua, representing the payments due to Hangzhou Dianhua for products purchased from Hangzhou Dianhua.
Transaction with Hangzhou Huaji Brand Marketing Management Co., Ltd, or Hangzhou Huaji.
Hangzhou Huaji is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Hangzhou Huaji in the amount of nil, RMB2.6 million and RMB 4.3 million, respectively. As of December 31, 2019, 2020 and 2021, we had nil, RMB0.9 million and RMB0.2 million, respectively, due to Hangzhou Huaji, representing the payments due to Hangzhou Huaji for products purchased from Hangzhou Huaji.

Transaction with
Hangzhou Ji’ao Sanitary Products Co., Ltd, or Hangzhou Ji’ao.
Hangzhou Ji’ao is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Hangzhou Ji’ao in the amount of nil, RMB1.7 million and nil, respectively.
Transaction with Hangzhou Jixi Internet Technology Co., Ltd., or Hangzhou Jixi.
Hangzhou Jixi is our equity investee and our supplier. As of December 31, 2019, 2020 and 2021, we had RMB1.0 million, RMB3.0 million and RMB1.1 million, respectively, due from Hangzhou Jixi representing an one-year
interest free loan. As of December 31, 2019, 2020 and 2021, we had nil, RMB1.8 million and RMB1.3 million, respectively, due to Hangzhou Jixi, representing the payments due to Hangzhou Jixi for products purchased from Hangzhou Jixi. In 2019, 2020 and 2021, we provided marketplace service to Hangzhou Jixi in the amount of nil, RMB0.6 million and nil, respectively.
Transaction with Hangzhou Tianshi Technology Co. Ltd., or Tianshi.
Tianshi is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Tianshi in the amount of RMB25.3 million, RMB17.0 million and RMB11.3 million, respectively. As of December 31, 2019, 2020 and 2021, we had RMB0.2 million, RMB0.8 million and RMB1.0 million, respectively, due to Tianshi, representing the payments due to Tianshi for products purchased from Tianshi.
Transaction with Hangzhou Yuncheng Brand Management Co., Ltd, or Hangzhou Yuncheng.
Hangzhou Yuncheng is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Hangzhou Yuncheng in the amount of nil, RMB2.2 million and RMB13.1million, respectively. As of December 31, 2019, 2020 and 2021, we had nil, RMB0.1 million and RMB0.4 million, respectively, due to Hangzhou Yuncheng, representing the payments due to Hangzhou Yuncheng for products purchased from Hangzhou Yuncheng. In 2019, 2020 and 2021, we provided marketplace service to Hangzhou Yuncheng in the amount of nil, RMB2.9 million and RMB3.3million, respectively. In 2019, 2020 and 2021, we provided factoring services to Hangzhou Yuncheng in the amount of nil, RMB0.2 million and RMB0.2million, respectively. As of December 31, 2019, 2020 and 2021, we had nil, RMB1.0 million and RM1.2million, respectively, due from Hangzhou Yuncheng, representing factoring receivables due to offering loans.
Transaction with Hangzhou Zhangtaihe Health Technology Co., Ltd, or Zhangtaihe.
Zhangtaihe is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Zhangtaihe in the amount of RMB16.4 million, RMB0.5 million and nil, respectively. As of December 31, 2019, 2020 and 2021, we had RMB0.4 million, RMB0.6 million and nil, respectively, due to Zhangtaihe, representing the payments due to Zhangtaihe for products purchased from Zhangtaihe. In 2019, 2020 and 2021, we provided marketplace service to Zhangtaihe in the amount of nil, RMB0.8 million and nil, respectively.
Transaction with Hunan Haomeihaomei Cosmetics Co., Ltd., or Hunan Haomeihaomei.
Hunan Haomeihaomei is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Hunan Haomeihaomei in the amount of RMB13.4 million, RMB16.4 million and nil, respectively. As of December 31, 2019, 2020 and 2021, we had RMB0.5 million, RMB1.7 million and nil, respectively, due to Hunan Haomeihaomei, representing the payments due to Hunan Haomeihaomei for products purchased from Hunan Haomeihaomei.
Transaction with
Huzhou Boyun
E-commerce
Co., Ltd, or Huzhou Boyun.
Huzhou Boyun is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Huzhou Boyun in the amount of nil, RMB0.3 million and RMB0.8 million, respectively. As of December 31, 2019, 2020 and 2021, we had nil, RMB0.3 million and RMB0.4 million, respectively, due to Huzhou Boyun, representing the payments due to Huzhou Boyun for products purchased from Huzhou Boyun.
Transaction with Ningbo Langfei Household Appliance Co., Ltd., or Ningbo Langfei.
Ningbo Langfei is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Ningbo Langfei in the amount of RMB3.5 million, RMB1.1 million and nil, respectively. As of December 31, 2019, 2020 and 2021, we had RMB0.1 million, RMB0.1 million and nil, respectively, due to Ningbo Langfei, representing the payments due to Ningbo Langfei for products purchased from Ningbo Langfei.
Transaction with Shanxi Yunnong Supply Chain Management Co., Ltd., or Shanxi Yunnong.
Shanxi Yunnong is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Shanxi Yunnong in the amount of RMB8.0 million, RMB21.5 million and RMB4.3 million, respectively. As of December 31, 2019, 2020 and 2021, we had RMB4.7 million, RMB0.6 million and RMB1.2 million, respectively, due to Shanxi Yunnong, representing the payments due to Shanxi Yunnong for products purchased from Shanxi Yunnong.
Transaction with Shenzhen Liumangyike Food and Beverage Management Co., Ltd., or Shenzhen Liumangyike.
Shenzhen Liumangyike is our equity investee and our supplier. As of December 31, 2019, 2020 and 2021, we had RMB66 thousand, RMB0.2 million and RMB0.1 million, respectively, due to Shenzhen Liumangyike, representing the payments due to Shenzhen Liumangyike for products purchased from Shenzhen Liumangyike. In 2019, 2020 and 2021, we purchased products from Shenzhen Liumangyike in the amount of nil, nil and RMB1.5 million, respectively. In 2019, 2020 and 2021, we provided marketplace service to Shenzhen Liumangyike in the amount of RMB0.3 million, RMB0.2 million and RMB49 thousand, respectively.

Transaction with
Yunmu Dairy (Jiangsu) Co., Ltd, or Yunmu Dairy.
Yunmu Dairy is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Yunmu Dairy in the amount of nil, RMB4.5 million and nil, respectively.
Transaction with Zhejiang Jimi
E-commerce
Co., Ltd, or Zhejiang Jimi.
Zhejiang Jimi is our equity investee and our supplier. As of December 31, 2019, 2020 and 2021, we had nil, RMB2.5 million and RMB0.8 million, respectively, due to Zhejiang Jimi, representing the payments due to Zhejiang Jimi for products purchased from Zhejiang Jimi. In 2019, 2020 and 2021, we purchased products from Zhejiang Jimi in the amount of nil, nil and RMB17.5 million, respectively. In 2019, 2020 and 2021, we provided marketplace service to Zhejiang Jimi in the amount of nil, RMB2.4 million and RMB5.6 million, respectively. In 2019, 2020 and 2021, we provided factoring services to Zhejiang Jimi in the amount of nil, nil and RMB0.3 million, respectively.
Transaction with Zhejiang Jibi Technology Co., Ltd., or Zhejiang Jibi.
Zhejiang Jibi is our equity investee and our supplier. As of December 31, 2019, 2020 and 2021, we had nil, RMB0.5 million and RMB0.7 million, respectively, due to Zhejiang Jibi, representing the payments due to Zhejiang Jibi for products purchased from Zhejiang Jibi. In 2019, 2020 and 2021, we provided marketplace service to Zhejiang Jibi in the amount of nil, RMB0.5 million and RMB36 thousand, respectively.
Transaction with Zhejiang Zhengdao Fengju Supply Chain Management Co., Ltd., or Zhejiang Zhengdao Fengju.
Zhejiang Zhengdao Fengju is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Zhejiang Zhengdao Fengju in the amount of RMB31.4 million, RMB28.4 million and nil, respectively. As of December 31, 2019, 2020 and 2021, we had RMB6.0 million, RMB2.2 million and nil, respectively, due to Zhejiang Zhengdao Fengju, representing the payments due to Zhejiang Zhengdao Fengju for products purchased from Zhejiang Zhengdao Fengju.
Transaction with
Hangzhou Xingsheng Brand Marketing Management Co., Ltd.
,
or Xingsheng.
Xingsheng is our equity investee and our supplier. In 2019, 2020 and 2021, we purchased products from Xingsheng in the amount of nil, RMB0.6 million and RMB11.8 million, respectively. As of December 31, 2019, 2020 and 2021, we had nil, RMB0.3 million and RMB1.5 million, respectively, due to Xingsheng, representing the payments due to Xingsheng for products purchased from Xingsheng.
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

Starting in November 2019, we and certain of our officers and directors and others were named as defendants in putative securities class actions captioned
In Re Yunji Inc., Securities Litigation
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
, Case No. 24906/2020E (Bronx County Supreme Court of the State of New York, filed on May 29, 2020) (the “Ng Case”). The actions alleged that defendants made misstatements and omissions in connection with our initial public offering in May 2019 in violation of the Securities Act of 1933. On March 31, 2021, the Court granted our motion to dismiss the Federal Court Action. In November 2021, Plaintiffs in the Lindholm Case, the Guilford Case, and the Ng Case voluntarily discontinued their actions, and all four of the above-described securities class actions are now considered closed.
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
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.
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
See “—C. Markets” below for our host market and trading symbol. We have a dual-class structure in which Class B ordinary shares have different voting rights from Class A ordinary shares. Class B ordinary shares are each entitled to ten votes, whereas Class A ordinary shares are each entitled to one vote. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.”

B.	Plan of Distribution
Not applicable.

C.	Markets
The ADSs have been listed on Nasdaq since May 3, 2019. The ADSs trade under the symbol “YJ.”

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
The following summary of certain Cayman Islands, PRC and U.S. federal income tax considerations of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in our ADSs or ordinary shares, such as tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.
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
People’s Republic of China Taxation
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.
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

Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local,
non-U.S.
and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.
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
Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, it may increase the likelihood that we will be classified as a PFIC for a given taxable year.
Based upon our income and assets (including unbooked goodwill), as well as the market price of our ADSs, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2021. Depending upon the composition of our income and assets and the market price of our ADSs and ordinary shares during the current and subsequent taxable years, we could continue to be classified as a PFIC for such years ; however, PFIC status is a factual determination made annually that is not generally determinable until the close of each taxable year. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive,
or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us becoming classified as a PFIC for the current or subsequent taxable years. Accordingly, U.S. Holders of our ADSs or ordinary shares should be willing to assume the risks of investing in a PFIC.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and in the absence of certain elections will continue to apply in future years even if we cease to be a PFIC.
Dividends
Subject to the discussion below under “Passive Foreign Investment Company Rules,”any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, you should expect to treat the full amount of any distribution as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.
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
income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, (3) certain holding period and other requirements are met.
For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States, although there can be no assurances that the ADS will continue to be so listed. Although the law in this regard is not entirely clear, since we do not expect our ordinary shares will be listed on any securities market, we do not believe that ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2021.
In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, should be eligible for the reduced rates of taxation described in the preceding paragraph. U.S. Holders should to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.
For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC income taxes paid or withheld on dividends that are non-refundable
under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss and will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Nevertheless, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty ordoes not elect to apply the United
States-PRC
income tax treaty, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.
Passive Foreign Investment Company Rules
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, the VIEs or any of their subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or their subsidiaries.
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
All of our revenues are denominated in RMB, while a portion of our financial assets are denominated in U.S. dollars. We are currently not a party to any hedging transactions that are entered into in an effort to reduce our exposure to foreign currency exchange risk. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

As of December 31, 2021, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB237.1 million, U.S. dollar-denominated cash, cash equivalents and restricted cash of US$61.1 million. Assuming we had converted RMB237.1million into U.S. dollars at the exchange rate of RMB 6.3726 for US$1.00 as of December 31, 2021, our U.S. dollar-denominated cash, cash equivalents and restricted cash would have been US$98.3 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash, cash equivalents and restricted cash would have been US$94.0 million instead. Assuming we had converted US$61.1 million into RMB at the exchange rate of RMB6.3726 for US$1.00 as of December 31, 2021, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB626.3 million. If the RMB had depreciated by 10% against the U.S. dollar, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB626.3 million instead.
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
Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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
Fees and Other Payments Made by the Depositary to Us
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2021, we did not receive any reimbursement from the depositary.

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
For the period from May 2, 2019, the date that the
F-1
Registration Statement was declared effective by the SEC, to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$14.4 million, which included US$9.0 million in underwriting discounts and commissions for the initial public offering and approximately US$5.5 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
For the period from May 2, 2019, the date that the
F-1
Registration Statement was declared effective by the SEC, to December 31, 2021, US$102.7 million of the net proceeds received from our initial public offering were used for investment in business operations, research and development, and for general corporate purpose. There is no material change in the use of proceeds as described in the
F-1
Registration statement. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form
F-1.
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
under the Exchange Act.
Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page
F-2
of this annual report on Form
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

	For the Year Ended December 31,
	2020	2021

	(in thousands of RMB)
Audit fees (1)	8,680	8,680
Tax fees (2)	477	866
All other fees	—	—

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On March 16, 2022, our board of directors authorized a share repurchase program to repurchase up to US$20 million of our ordinary shares (including in the form of ADSs) over the next six months through September 15, 2022. We did not repurchase any shares in 2021.
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
However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires we hold annual general meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2019, 2020 and 2021. We may, however, hold annual shareholders meetings in the future. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors —Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance requirements.”
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.
Not applicable.

PART III.
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Yunji Inc. are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 4, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on April 24, 2020 (File No. 001-38877))

4.1	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the F-1 filed on March 21, 2019 (File No. 333-230424))

4.4	English translation of the executed form of Proxy Agreement and Power of Attorney by and among a VIE, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Proxy Agreements and Powers of Attorney adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.4 to the Form 20-F filed on April 26, 2021 (File No. 001-38877))

4.5	English translation of the executed form of Equity Pledge Agreement by and among a VIE, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Pledge Agreements adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.5 to the Form 20-F filed on April 26, 2021 (File No. 001-38877))

4.6	English translation of the executed form of Exclusive Service Agreement by and between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Service Agreements adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 26, 2021 (File No. 001-38877))

4.7	English translation of the executed form of Exclusive Option Agreement by and among a VIE, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Option Agreements adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 26, 2021 (File No. 001-38877))

Exhibit Number	Description of Document

4.8	English translation of Loan Agreement among Mr. Shanglue Xiao, Mr. Huan Hao and the WFOE of the Registrant, dated December 14, 2018 (incorporated herein by reference to Exhibit 10.12 to the F-1 filed on March 21, 2019 (File No. 333-230424))

4.9*	English translation of Commodity Premises Subscription Form and two supplementary agreements to the Commodity Premises Subscription Form between a subsidiary of the Registrant, Zhejiang Fengji Technology Co., Ltd., and Hangzhou Shimao Ruiying Real Estate Co., Ltd., dated June 28, 2021

8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the F-1 filed on March 21, 2019 (File No. 333-230424))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yunji Inc.

By:	/s/ Shanglue Xiao
	Name:	Shanglue Xiao
	Title:	Founder, Chairman, and Chief
Executive Officer
Date: April 26, 2022

YUNJI INC.

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Yunji Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Yunji Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive (loss)/income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control
- Integrated Framework
(2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.
Basis for Opinion
s
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
Realizability of deferred tax assets
As described in Note 2.27 and 20 to the consolidated financial statements, the Company’s deferred tax assets were RMB17,497 thousands as of December 31, 2021, net of valuation allowances of RMB96,489 thousands. Deferred tax assets are mainly recognized for operating loss carry-forwards. Valuation allowances are provided when management determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination as of December 31, 2021, management evaluated a variety of factors supporting the utilization of carry-forwards through a forecast of future taxable profits for each impacted entity within a specific tax jurisdiction, including an entity’s operating history and forecast, accumulated deficit, existence of taxable temporary differences and reversal periods.
The principal considerations for our determination that performing procedures relating to the realizability of deferred tax assets is a critical audit matter are the significant judgment by management in determining the amount of deferred tax assets that can be realized. This is in turn led to significant auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s forecast of future taxable profits.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the income tax process, including controls relating to the forecast of future taxable profits used to support the realizability of the deferred tax assets. These procedures also included, among others, evaluating the reasonableness of the forecasted future taxable profits by (i) considering the results of a retrospective comparison of forecasted taxable profits in prior year to actual results in the current year; (ii) testing the completeness and accuracy of the underlying data used in the development of the forecasted future taxable profits, including the amount of accumulated deficit underlying the carry-forwards and the existence of, and scheduled reversal period of, taxable temporary differences in each tax jurisdiction; (iii) evaluating the reasonableness of the revenue growth rate assumption underlying the forecasted future taxable profits by considering current operating, industry, and economic trends; (iv) performing sensitivity analysis of the revenue growth rate assumption to evaluate the changes in the forecasted future taxable profits; and (v) comparing whether the forecast was consistent with evidence obtained in other areas of the audit.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 26, 2022

We have served as the Company’s auditor since 2018.

YUNJI INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,063,900	567,204	89,007
Restricted cash	125,844	62,528	9,812
Short-term investments	134,146	380,052	59,639
Accounts receivable, net (Allowance for credit losses of RMB 8,603 and RMB 7,225, respectively)	164,733	118,166	18,543
Advance to suppliers	103,836	59,437	9,327
Inventories, net	135,245	84,500	13,260
Amounts due from related parties	7,841	2,532	397
Prepaid expenses and other current assets (Allowance for credit losses of RMB 2,972 and RMB 4,791, respectively)	410,423	430,717	67,589

Total current assets	2,145,968	1,705,136	267,574

Non-current assets:
Property, equipment and software, net	26,010	12,842	2,015
Long-term investments	158,931	381,401	59,850
Deferred tax assets	59,455	17,497	2,746
Operating lease right of use assets, net	11,324	5,420	851
Other non-current assets (Allowance for credit losses of RMB 1,514 and RMB 488 , respectively)	148,793	227,674	35,727

Total non-current assets	404,513	644,834	101,189

Total assets	2,550,481	2,349,970	368,763

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2020	2021
	RMB	RMB	US$
LIABILITIESAND SHAREHOLDERS’ EQUITY
Current liabilities
(including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB 635,467 and RMB 326,899 as of December 31, 2020 and 2021, respectively)

Accounts payable	501,549	254,839	39,990
Deferred revenue	50,951	105,752	16,595
Incentive payables to members	312,170	265,612	41,680
Member management fees payable	45,841	15,570	2,443
Other payable and accrued liabilities	284,984	202,786	31,822
Amounts due to related parties	22,989	15,630	2,453
Operating lease liabilities, current	6,988	5,571	874

Total current liabilities	1,225,472	865,760	135,857

Non-current liabilities
Operating lease liabilities, non-current	8,309	3,123	490
Deferred tax liabilities	1,832	2,572	404

Total non-current liabilities	10,141	5,695	894

Total liabilities	1,235,613	871,455	136,751

Commitments and contingencies (Note 28)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2020	2021
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2020 and 2021; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2020 and 2021; 1,183,305,412 and 1,196,575,392 Class A ordinary shares and 949,960,000 and 949,960,000 Class B ordinary shares outstanding as of December 31, 2020 and 2021, respectively)	70	70	11
Additional paid-in capital	7,327,148	7,342,344	1,152,174
Statutory reserve	12,624	14,019	2,200
Accumulated other comprehensive income/(loss)	9,452	(15,664)	(2,458)
Less: Treasury stock (25,525,810 and 12,255,830 shares as of December 31, 2020 and 2021, respectively)	(85,202)	(44,228)	(6,940)
Accumulated deficit	(5,952,085)	(5,818,645)	(913,072)

Total Yunji Inc. shareholders’ equity	1,312,007	1,477,896	231,915

Non-controlling interests	2,861	619	97

Total shareholders’ equity	1,314,868	1,478,515	232,012

Total liabilities and shareholders’ equity	2,550,481	2,349,970	368,763

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues:
Sales of merchandise, net	10,548,322	4,829,397	1,798,882	282,284
Marketplace revenue	311,914	599,895	321,844	50,504
Other revenues	811,788	100,965	34,635	5,435

Total revenues	11,672,024	5,530,257	2,155,361	338,223

Operating cost and expenses:
Cost of revenues	(9,249,474)	(3,939,997)	(1,343,386)	(210,807)
Fulfilment	(965,883)	(450,104)	(202,026)	(31,702)
Sales and marketing	(1,187,462)	(806,140)	(296,049)	(46,457)
Technology and content	(315,167)	(202,817)	(124,854)	(19,592)
General and administrative	(277,487)	(261,877)	(226,110)	(35,482)

Total operating cost and expenses	(11,995,473)	(5,660,935)	(2,192,425)	(344,040)
Other operating income	68,646	33,218	54,416	8,539

(Loss)/income from operations	(254,803)	(97,460)	17,352	2,722
Financial income/(expense), net	121,370	(8,571)	80,061	12,563
Foreign exchange loss, net	(12,397)	(919)	(1,300)	(204)
Other non-operating income/(loss), net	8,497	(1,610)	112,909	17,718

(Loss)/income before income tax expense, and equity in income of affiliates, net of tax	(137,333)	(108,560)	209,022	32,799
Income tax benefit/(expense)	16,720	(39,298)	(60,501)	(9,494)
Equity in loss of affiliates, net of tax	(3,221)	(3,834)	(16,237)	(2,548)

Net (loss)/income	(123,834)	(151,692)	132,284	20,757

Less: net income/(loss) attributable to non- controlling interests shareholders	1,928	(5,346)	318	50

Net (loss)/income attributable to YUNJI INC.	(125,762)	(146,346)	131,966	20,707

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2019	2020	2021
	RMB	RMB	RMB	US$
Accretion on convertible redeemable preferred shares to redemption value	(1,532,013)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(1,657,775)	(146,346)	131,966	20,707

Net (loss)/income	(123,834)	(151,692)	132,284	20,757
Other comprehensive (loss)/income
Foreign currency translation adjustment	33,298	(79,411)	(25,116)	(3,941)

Total comprehensive (loss)/income	(90,536)	(231,103)	107,168	16,816
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	1,928	(5,346)	318	50

Total comprehensive (loss)/income attributable to YUNJI INC.	(92,464)	(225,757)	106,850	16,766

Net (loss)/income attributable to ordinary shareholders	(1,657,775)	(146,346)	131,966	20,707
Weighted average number of ordinary shares used in computing net (loss)/income per share, basic and diluted	1,818,487,917	2,125,906,398	2,139,963,573	2,139,963,573

Net (loss)/income per share attributable to ordinary shareholders
- Basic	(0.91)	(0.07)	0.06	0.01
- Diluted	(0.91)	(0.07)	0.06	0.01
The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Yunji Inc. shareholders’ (deficit)/equity	Non- controlling interest	Total shareholders’ (deficit)/equity
	Number of Shares issued	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	1,151,400,000	36	—	—	—	8,504	55,565	(4,180,922)	(4,116,817)	6,362	(4,110,455)
Net loss	—	—	—	—	—	—	—	(125,762)	(125,762)	1,928	(123,834)
Foreign currency translation adjustments	—	—	—	—	—	—	33,298	—	33,298	—	33,298
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(36,494)	—	—	(1,495,519)	(1,532,013)	—	(1,532,013)
Appropriation to statutory reserves	—	—	—	—	—	3,129	—	(3,129)	—	—	—
Issuance of ordinary shares upon Initial Public Offering (Note 22)	112,174,470	4	—	—	737,293	—	—	—	737,297	—	737,297
Conversion of redeemable preferred shares (Note 22)	895,216,752	30	—	—	6,446,030	—	—	—	6,446,060	—	6,446,060
Repurchasing common stock (Note 22)	—	—	(33,829,860)	(117,371)	—	—	—	—	(117,371)	—	(117,371)
Issuance of ordinary shares due to the exercise of share option (Note 24)	—	—	1,407,920	5,769	(4,689)	—	—	—	1,080	—	1,080
Issuance of restricted shares (Note 24)	—	—	3,036,290	14,933	(14,933)	—	—	—	—	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	2,400	2,400
Share based compensation	—	—	—	—	128,197	—	—	—	128,197	—	128,197

Balance as of December 31, 2019	2,158,791,222	70	(29,385,650)	(96,669)	7,255,404	11,633	88,863	(5,805,332)	1,453,969	10,690	1,464,659

YUNJI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Yunji Inc. shareholders’ equity	Non- controlling interest	Total shareholders’ equity
	Number of Shares issued	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	2,158,791,222	70	(29,385,650)	(96,669)	7,255,404	11,633	88,863	(5,805,332)	1,453,969	10,690	1,464,659
Net loss	—	—	—	—	—	—	—	(146,346)	(146,346)	(5,346)	(151,692)
Foreign currency translation adjustments	—	—	—	—	—	—	(79,411)	—	(79,411)	—	(79,411)
Appropriation to statutory reserves	—	—	—	—	—	6,467	—	(6,467)	—	—	—
Repurchasing common stock (Note 22)	—	—	(6,246,410)	(23,171)	—	—	—	—	(23,171)	—	(23,171)
Issuance of ordinary shares due to the exercise of share option (Note 24)	—	—	9,151,290	31,489	(23,485)	—	—	—	8,004	—	8,004
Issuance of restricted shares (Note 24)	—	—	954,960	3,149	(3,149)	—	—	—	—	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	2,300	2,300
Share based compensation	—	—	—	—	98,378	—	—	—	98,378	—	98,378
Disposal of a subsidiary	—	—	—	—	—	(5,476)	—	6,060	584	(3,583)	(2,999)
Dividend to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	(1,200)	(1,200)

Balance as of December 31, 2020	2,158,791,222	70	(25,525,810)	(85,202)	7,327,148	12,624	9,452	(5,952,085)	1,312,007	2,861	1,314,868

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total Yunji Inc. shareholders’ equity	Non- controlling interest	Total shareholders’ equity
	Number of Shares issued	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	2,158,791,222	70	(25,525,810)	(85,202)	7,327,148	12,624	9,452	(5,952,085)	1,312,007	2,861	1,314,868
Net income	—	—	—	—	—	—	—	131,966	131,966	318	132,284
Foreign currency translation adjustments	—	—	—	—	—	—	(25,116)	—	(25,116)	—	(25,116)
Appropriation to statutory reserves	—	—	—	—	—	1,395	—	(1,395)	—	—	—
Repurchasing common stock (Note 22)	—	—	(387,500)	(220)	—	—	—	—	(220)	—	(220)
Issuance of ordinary shares due to the exercise of share option (Note 24)	—	—	748,730	2,124	(1,644)	—	—	—	480	—	480
Issuance of restricted shares (Note 24)	—	—	12,908,750	39,070	(39,070)	—	—	—	—	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	208	208
Acquisition of additional shares in subsidiaries from non-controlling interest shareholders										(1,198)	(1,198)
Share based compensation	—	—	—	—	55,910	—	—	—	55,910	—	55,910
Disposal of subsidiaries	—	—	—	—	—	—	—	2,869	2,869	(1,309)	1,560
Dividend to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	(261)	(261)

Balance as of December 31, 2021	2,158,791,222	70	(12,255,830)	(44,228)	7,342,344	14,019	(15,664)	(5,818,645)	1,477,896	619	1,478,515

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
2019
, 2020 AND 2021
(All amounts in thousands)

	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(123,834)	(151,692)	132,284	20,757
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,888	21,054	15,985	2,508
Shared-based compensation	128,197	98,378	55,910	8,773
(Gain)/loss from disposal of property, equipment and software	(1,518)	674	667	105
Equity in loss of affiliates	3,221	3,834	16,237	2,548
Changes in fair value for equity securities	(68,555)	53,683	(59,690)	(9,367)
Inventory write—downs	3,608	40,609	25,696	4,032
Foreign exchange loss/(income)	13,706	(6,417)	6,701	1,052
Amortization of right of use assets	19,430	15,732	3,908	613
Change in estimate of refund payable to members	(379,370)	(23,521)	(2,617)	(411)
Loss/(gain) on disposal of long-term investments and subsidiaries	—	1,610	(112,354)	(17,631)
Allowance for credit losses	—	13,089	24,045	3,773
Cash dividend received	190	204	—	—
Deferred income tax	(30,020)	28,840	42,698	6,700
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(4,525)	(154,413)	39,516	6,201
Decrease in inventories	243,613	251,998	25,036	3,929
(Increase)/decrease in advance to suppliers	(38,773)	(16,547)	39,005	6,121
Decrease in prepaid expenses and other current assets	60,654	78,143	47,602	7,471
Increase in other non-current assets	(278)	(4,867)	(1,592)	(250)
(Increase)/decrease in amounts due from related parties	(6,453)	1,793	2,574	404
Decrease in accounts payable	(674,414)	(205,824)	(212,735)	(33,383)
Increase/(decrease) in refund payable to members	10,229	1,036	(634)	(100)
Decrease in incentive payables to members	(37,459)	(72,316)	(46,558)	(7,306)
Decrease in member management fees payable	(30,029)	(32,514)	(30,271)	(4,750)
(Decrease)/increase in deferred revenue	(365,147)	(130,853)	54,884	8,612
Increase/(decrease) in amount due to related parties	6,851	4,693	(7,359)	(1,155)
Increase/(decrease) in other payable and accrued liabilities	133,972	(77,920)	(84,929)	(13,327)

Net cash used in operating activities	(1,116,816)	(261,514)	(25,991)	(4,081)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(All amounts in thousands)

	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of property, equipment and software	(28,184)	(84,403)	(86,983)	(13,647)
Proceeds from disposal of property, equipment and software	3,041	1,845	2,383	374
Cash paid for short term investments	(4,793,867)	(1,774,781)	(377,756)	(59,278)
Cash received from maturity of short-term investments	5,028,793	2,492,613	126,598	19,866
Cash paid for factorings services	(42,467)	(57,913)	(194,070)	(30,454)
Cash received from factorings services	10,000	36,407	169,000	26,520
Cash paid for loans provided to third parties	(171,855)	(93,755)	(159,200)	(24,982)
Cash received from repayment of loans provided to third parties	—	61,869	65,023	10,203
Cash received from disposal of long-term investments	—	3,344	135,864	21,320
Impact to cash resulting from deconsolidation of subsidiaries	—	(7,144)	4,123	647
Cash paid for long-term investments	(120,944)	(27,067)	(198,777)	(31,192)

Net cash (used in)/generated from investing activities	(115,483)	551,015	(513,795)	(80,623)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(All amounts in thousands)

	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	—	—	—	—
Proceeds from issuance of ordinary shares upon Initial Public Offering, net of issuance costs	737,297	—	—	—
Net proceeds from exercise of share options	1,080	6,995	1,008	158
Cash paid for repurchase of common stocks	(117,371)	(23,171)	(220)	(35)
Cash paid to non-controlling shareholders for acquisition of equity shares in subsidiaries	—	—	(1,198)	(188)
Cash dividend paid to a non-controlling shareholder	—	—	(261)	(41)
Capital injection from non-controlling shareholders	2,400	2,300	208	33

Net cash generated from/(used in) financing activities	623,406	(13,876)	(463)	(73)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,390	(53,624)	(19,763)	(3,101)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(597,503)	222,001	(560,012)	(87,878)

Cash, cash equivalents and restricted cash at beginning of the year	1,565,246	967,743	1,189,744	186,697

Cash, cash equivalents and restricted cash at the end of the year	967,743	1,189,744	629,732	98,819

Supplemental disclosure of cash flow information
Cash paid for income tax	13,413	4,251	7,979	1,252
Supplemental schedule of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value	1,532,013	—	—	—
Payable for capital expenditure	94	—	—	—
Net settlement between factoring receivables and payables	15,901	23,507	33,182	5,207

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash and cash equivalents	883,369	1,063,900	567,204	89,007
Restricted cash (Note 2.9)	84,374	125,844	62,528	9,812

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	967,743	1,189,744	629,732	98,819

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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(b)	History of the Group and Basis of Presentation (continued)

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIE’s subsidiaries.
As of December 31, 2021, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Yunji Holding Limited	Hong Kong	December 20, 2017	100%	Investment holding
Chuangke Information Technology (Shenzhen) Co., Ltd.	Shenzhen	August 28, 2018	100%	Technology development
Zhejiang Youji Supply Chain Management Co., Ltd.	Huzhou	November 30, 2016	100%	Procurement
Anhui Delue Network Technology Co., Ltd.	Hefei	January 15, 2017	100%	Customer service
Zhejiang Jiyuan Network Technology Co., Ltd.	Hangzhou	August 14, 2018	100%	Procurement
Zhejiang Zhelue Network Technology Co., Ltd.	Hangzhou	May 23, 2016	100%	Sales of merchandise
Hangzhou Jichuang Network Technology Co., Ltd.	Hangzhou	May 23, 2016	100%	Investment holding
Yunji Hongkong Limited	Hong Kong	August 25, 2015	100%	Procurement
Ningbo Yunchu Trading Co., Ltd.	Ningbo	May 10, 2018	100%	Custom clearance
Hangzhou Yunchuang Sharing Network Technology Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Desking technology (HK) Co., Limited	Hong Kong	July 26, 2016	100%	Investment holding and Financing solution
Jironghuishang Commercial Factoring (Tianjin) Co., Ltd.	Tianjin	October 16, 2018	100%	Financing solution
Zhejiang Yunxuan Supply Chain Management Co., Ltd.	Hangzhou	August 9, 2018	100%	Procurement

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(b)	History of the Group and Basis of Presentation (continued)

As of December 31, 2021, the Company’s principal consolidated VIEs and VIE’s subsidiaries are as follows:

	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
VIEs and VIE subsidiaries
Yunji Sharing Technology Co., Ltd.	Hangzhou	March 5,2018	100%	Investment holding
Zhejiang Yunji Preferred E-Commerce Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Zhejiang Jishang Preferred E-Commerce Co., Ltd.	Hangzhou	April 22, 2016	100%	Procurement
Zhejiang Jixiang E-commerce Co., Ltd. (“Jixiang”)	Hangzhou	August 14, 2018	100%	E-Commerce
Hangzhou Fengjing Network Technology Co., Ltd.	Hangzhou	December 18, 2020	100%	Investment holding
Ningbo Meishan Bonded Port Area Jichuang Taihong Venture Capital Partnership (LP) (“Jichuang Taihong”)	Ningbo	January 15, 2019	100%	Investment holding
Hangzhou Heyi e-commerce Co., Ltd.	Hangzhou	August 5, 2020	100%	E-Commerce
Anhui Yunhe Network Technology Co., Ltd. (“Yunhe”)	Hefei	March 28, 2019	100%	Customer service and Procurement
Starting from third quarter of 2020, Yunhe and Jichuang Taihong, which were originally subsidiaries of the Company, became subsidiaries the Company’s consolidated VIEs as a result of equity transactions within the Group.

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
Equity Interest Pledge Agreements
Pursuant to the relevant equity interest pledge agreements, the Nominee Shareholders of the VIEs have pledged 100% equity interests in relevant VIEs to the WFOE to guarantee performance by the Nominee Shareholders of their obligations under the exclusive option agreements, the proxy agreement and power of attorney and the loan agreements, as well as the performance by the VIEs of their obligations under the exclusive option agreements and the exclusive service agreements. All of the equity interest pledge agreements shall remain valid until the pledges are released. In the event of a breach by the VIEs or any of their Nominee Shareholders of contractual obligations under the exclusive option agreements, the proxy agreement and power of attorney, the exclusive service agreements, the loan agreements and the equity interest pledge agreements, as the case may be, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the relevant VIE and will have priority in receiving the proceeds from such disposal. The Nominee Shareholders of the VIEs also covenant that, without the prior written consent of the WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. In October and December 2018, the equity pledge registrations of Yunji Preferred and Yunji Sharing with the relevant office of the State Administration for Market Regulation were completed, respectively. The equity pledge registrations of Hangzhou Chuanchou and Hangzhou Fengjing are in the process of application.
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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)	Risks in relations to the VIE structure (continued)

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	137,994	70,599
Restricted cash	125,844	62,243
Accounts receivable, net	12,204	4,028
Advance to suppliers	18,334	10,801
Inventories, net	3,500	1,694
Amounts due from the Group companies (2)	3,909,067	520,888
Amounts due from related parties (1)	6,603	1,178
Prepaid expense and other current assets	195,428	158,148
Property, equipment and software, net	23,698	11,191
Long-term investments	34,625	215,293
Operating lease right-of-use assets	8,612	3,852
Deferred tax assets	44,674	4,463
Other non-current assets	7,553	13,182

Total assets	4,528,136	1,077,560

Accounts payable	296,640	121,347
Deferred revenue	35,412	21,058
Incentive payables to members	8,212	6,085
Members management fee payable	45,841	7,328
Other payable and accrued liabilities	232,719	156,509
Amounts due to the Group companies (3)	4,142,953	793,245
Amounts due to related parties (1)	11,483	11,804
Operating lease liabilities, current	5,160	2,768
Operating lease liabilities, non-current	4,265	1,403
Deferred Tax Liability	—	—

Total liabilities (4)	4,782,685	1,121,547

(1)	Information related to VIEs’ transactions with related parties is included in Note 26.
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
(4)	Amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary is RMB 635,467 and RMB 326,899 as of December 31, 2020 and 2021, respectively

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)	Risks in relations to the VIE structure (continued)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues:
Third-party revenues	2,042,636	1,351,842	513,299
Intra-Group revenue	2,528,138	1,770,244	501,168

Total revenues	4,570,774	3,122,086	1,014,467
Operating cost and expenses:
Third-party operating cost and expenses	(3,854,682)	(2,566,806)	(906,559)
Intra-Group operating cost and expenses	(750,197)	(565,409)	(118,456)

Total operating cost and expenses	(4,604,879)	(3,132,215)	(1,025,015)

Net income	16,071	6,826	164,950
Net cash provided by transactions with external parties	1,789,881	2,426,562	539,673
Net cash used in transactions with intra-Group entities	(2,809,056)	(2,365,128)	(497,190)

Net cash (used in)/generated by operating activities	(1,019,175)	61,434	42,483

Net cash provided by/(used in) transactions with external parties	440,033	(18,347)	8,102
Net cash used in transactions with intra-Group entities	—	—	(180,000)

Net cash generated by/(used in) investing activities	440,033	(18,347)	(171,898)

Net cash provided by/(used in) transactions with external parties	—	2,300	(1,198)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	—

Net cash generated by/(used in) financing activities	—	2,300	(1,198)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	288	(1,161)	(383)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(578,854)	44,226	(130,996)
Cash, cash equivalents and restricted cash at beginning of year	798,466	219,612	263,838

Cash, cash equivalents and restricted cash at end of year	219,612	263,838	132,842

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)	Risks in relations to the VIE structure (continued)

Under the contractual arrangements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no restriction requiring that any asset of the consolidated VIEs and VIEs’ subsidiaries can only be used to settle obligations of the respective VIEs and VIEs’ subsidiaries except for paid-in capital of VIEs and VIEs’ subsidiaries amounting to
RMB 33,797 and RMB 33,797
as of December 31, 2020 and 2021, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to any assets of the WFOE or the Company for the debt settlement purpose. In the event that the shareholders of the VIEs breach the terms of the contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, the Company may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs.
The chairman of the board of directors and the chief executive officer along with other nominees of the Company own the majority of the voting shares of the VIEs. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.
The Group’s operations depend on the VIEs to honour their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.
In addition, if the current structure of any of the contractual arrangements were found to be in violation of any existing PRC laws, or if the regulations or the interpretation of existing regulations change or are interpreted differently in the future, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs and VIEs’ subsidiaries, which may result in deconsolidation of the VIEs and VIEs’ subsidiaries.
The Group’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets mainly include electronic equipment recorded in property, equipment and software. Unrecognized revenue-producing assets mainly consist of licenses and intellectual property. Licenses include operations licenses, such as licenses for online data processing and transaction processing business and internet content-related services. Intellectual property developed by the Group mainly consists of patents, copyrights, trademarks, and domain names. The Group’s operations and businesses may be adversely impacted if the Group loses the ability to use and benefit from assets held by these VIEs.

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
Non-controlling
interests are classified as a separate line item in the equity section of the Group’s Consolidated Balance Sheets and have been separately disclosed in the Group’s Consolidated Statements of Comprehensive (Loss)/Income to distinguish the interests from that of the Company.
2.4 Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to valuation allowance of deferred tax assets, share-based compensation, allowances for credit losses, valuation and recognition of refund payable to members, the estimated useful lives of assets, long-term investments and reserve for excess and obsolete inventories. Estimates are based on historical experiences and on various assumptions that the Group believes are reasonable under current circumstances. Actual results could differ from those estimates.

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
Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Comprehensive (Loss)/Income. Total exchange loss were RMB 12,397, RMB 919 and RMB 1,300 for the years ended December 31, 2019, 2020 and 2021, respectively.
The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive (loss)/income as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive (loss)/income were a gain of RMB 33,298, a loss of RMB 79,411 and RMB 25,116, for the years ended December 31, 2019, 2020 and 2021, respectively.
2.6 Convenience translation
Translations of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive (Loss)/Income and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.3726, representing the index rates stipulated by the federal reserve board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.
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
Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, equity securities with readily determinable fair values included in long-term investments, accounts payable, amounts due to related parties, accruals and other liabilities. As of December 31, 2020 and 2021, except for short-term investments and equity securities with readily determinable fair values included in long-term investments, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, prepayments and other current assets, trade payables, amounts due to related parties, accruals and other liabilities are approximated to their fair values due to the short-term maturity of these instruments. The Group reports short-term investments at fair value and discloses the fair value of these investments based on level 2 measurement, reports equity securities with readily determinable fair values included in long-term investments at fair value based on level 1 measurement, and for those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in Consolidated Statements of Comprehensive (Loss)/Income, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements. (Note 9).
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
2.10 Short-term investments
Short-term investments are comprised of i) time deposits placed with banks with original maturities longer than three months but less than one year, ii) wealth management products issued by PRC banks or other financial institutions, which contains fixed or variable interest with original maturities within one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturities. These investments are stated at fair value. Changes in the fair value are reflected in financial income/(expense), net in the Consolidation Statements of Comprehensive (Loss)/Income.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11 Accounts receivable, net
Accounts receivables, net mainly represent amounts due from customers, including the funds extended by the Group to qualified customers, including the merchants, through its factoring arrangements (the “factoring receivables”) and are recorded net of allowance for credit losses. As of December 31, 2020 and 2021, the balance of the factoring receivables was RMB 122,089 and RMB 115,924, respectively (Note 5).
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
The following table summarized the details of the Company’s allowance for expected credit losses:

	2019	2020	2021
Balance at beginning of year	—	—	13,089
Allowance for credit losses	—	13,089	24,045
Write-offs	—	—	(24,630)

Balance at end of year	—	13,089	12,504
2.12 Inventories, net
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of RMB 3,608, RMB 40,609 and RMB 25,696 are recorded in cost of revenues in the Consolidated Statements of Comprehensive (Loss)/Income for the years ended December 31, 2019, 2020 and 2021, respectively.

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
Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. The Group recognized the gain or loss on the disposal of property, equipment and software in the Consolidated Statements of Comprehensive (Loss)/Income.
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
Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in equity in income of affiliates, net of tax in the Consolidated Statements of Comprehensive (Loss)/Income. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.
Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded in financial income/(expense), net through the Consolidated Statements of Comprehensive (Loss)/Income.
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
Membership program
Before January 2020, the Group earns membership fees from its members, who pay a fixed fee in exchange for (1) a merchandise gift package, (2) the right to receive member exclusive discounts for merchandise sold on the Yunji App, (3) access rights to the member-exclusive features on Yunji App, (4) the right to receive units of Yunbi (meaning Yun coin) upon a successful new member referral (“Referral Yunbi”), (5) member exclusive training, and (6) units of Yunbi (“New member Yunbi”). Each of these items represents a separate performance obligation. Yunbi can be used as coupons for the member’s future purchases on Yunji App and therefore reflect material rights. In order to promote its membership program, the Group, at its discretion, allows its users to join the membership program by purchasing any merchandise of equivalent value of the membership fee via Yunji App within a defined period as an alternative way of paying the upfront fixed membership fee, or allows individuals that meet certain requirements to become members without paying membership fee. When users become members in this manner, they are not entitled to the merchandise gift package and member exclusive training. The Group allocates the transaction price to each performance obligation, after taking into consideration expected refunds payable to members (Note 17), based on their relative standalone selling price. When the standalone selling price of a performance obligation is not directly observable, it is estimated by the Group by using an expected cost plus a margin approach.
For the merchandise gift package, revenue is recognized when the receipt of the gift package is confirmed by the members, which were RMB 557,936, nil and RMB 4,102 for the years ended December 31, 2019, 2020 and 2021, respectively. For the right to receive Referral Yunbi, revenue is recognized when Referral Yunbi is used and redeemed, or upon expiration if not redeemed. For New member Yunbi, revenue is recognized when the New member Yunbi is used and redeemed, or upon expiration if not redeemed. The allocated amounts of the transaction price to the right to receive Referral Yunbi and New Member Yunbi incorporate estimation of breakages based upon historical data, and are deferred on the balance sheet upon the collection of the upfront membership fees, which was RMB 22,104 and RMB 80,553, nil, and nil, for the years ended December 31, 2019, 2020 and 2021, respectively. For member exclusive training, revenue is recognized when the training courses are delivered over the service period by the third-party vendors engaged by the Group. For the remaining performance obligations, revenue is recognized over the period of the active life cycle of the Group’s members on a straight-line basis. The active life cycle of the Group’s members is estimated based on historical behavior of these members, which is approximately one year.
Membership program revenue is recorded in other revenues.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Revenue recognition (continued)

Membership program (continued)

In addition, when members subsequently purchase merchandise, the members initially pay for their purchases at non-member
regular prices, and then are issued refunds equal to the member-exclusive discounts from the Group as a credit upon the members confirming receipt of the merchandise. The Group records such anticipated refunds as a reduction of revenue and discounts payables to the members.
Starting from January 2020 until the end of March 2021, the Group has allowed any user to become its member free of charge for one year by simply registering for an account on Yunji App. When users become members in this manner, they are still entitled to enjoy the right to receive member exclusive discounts for merchandise sold on the Yunji App. The Company discontinued free membership as of April 1, 2021.
Remaining performance obligations
The remaining performance obligations associated with the Group’s sale of merchandise represents the cash collected upfront from the customers for their purchase of merchandise on Yunji App, but the underlying merchandise has not yet been received by the customers, which is included in the presentation of deferred
revenue (Note 12). As of December 31, 2020 and 2021, the remaining performance obligation for sales of merchandise were RMB 40,645 and RMB 99,213, respectively, which are expected to be recognized as revenue when the receipt of merchandise is confirmed by the customers.
Revenue allocated to remaining performance obligations of the Group’s membership program represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to obligations under the membership program that the Group has not yet fulfilled, which is included in the presentation of deferred
revenue (Note 12). As of December 31, 2020 and 2021, the aggregate amount of the transaction price allocated to remaining performance obligations were nil and RMB 1,025, respectively, which are expected to be recognized as revenue within 12 months.
The remaining performance obligations associated with the Group’s marketplace revenue represents the portion of commission fee included in the payment collected from the users for their purchase of merchandise on Yunji App on behalf of the merchants, but the underlying merchandise has not yet been received by the users, which is included in the presentation of deferred
revenue (Note 12). As of December 31, 2020 and 2021, the remaining performance obligation for marketplace revenue was RMB 9,113 and RMB 4,402, which are expected to be recognized as revenue when the transactions are completed.

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
2.17 Users incentive programs
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

2.18 Cost of revenues
Cost of revenues consists of purchase price of merchandise, inbound shipping charges, write-downs of inventory and member training costs. Inbound shipping charges to receive merchandise from suppliers are included in the inventories and recognized as cost of revenues upon sale of the merchandise to the customers.
2.19 Fulfilment
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
2.20 Sales and marketing
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
2.21 Technology and content
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
2.22 General and administrative
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

2.23 Share-based compensation
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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.24 Employee benefits
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were RMB 553,175 , RMB 403,031 and RMB 273,773 for the years ended December 31, 2019, 2020 and 2021, respectively.
2.25 Operating leases
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
For operating lease with a term of one year or less, the Group has elected to not recognize a lease liability or lease right of use asset on its Consolidated Balance Sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its Consolidated Statements of Comprehensive (Loss)/Income. The Group has operating lease agreements with insignificant non-lease
components and have elected the practical expedient to combine and account for lease and non-lease
components as single lease component.
2.26 Government grant
Government grants are recognized as Other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the Consolidated Statements of Comprehensive (Loss)/Income upon receipts and all conditions attached to the grants are fulfilled.
2.27 Income tax
Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Comprehensive (Loss)/Income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.27 Income tax (continued)

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.
2.28 Treasury stocks
The Company accounts for treasury stocks using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stocks account on the Consolidated Balance Sheets.
2.29 Statutory reserves
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
For the years ended December 31, 2019, 2020 and 2021, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB 3,129, RMB 6,467 and RMB 1,395 respectively.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.30 Comprehensive loss
Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.
2.31 Net (loss)/income per share
Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period, if applicable.
Diluted net (loss)/income per share is calculated by dividing net (loss)/income attributable to ordinary shareholders, as adjusted for the accretion and deemed dividend and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted
method, restricted share units and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.
2.32 Segment reporting
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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.33 Recent accounting pronouncements
In December 2019, the FASB issued ASU
2019-12—Income
Taxes (Topic 740): Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU prospectively on January 1, 2021. The impact of the adoption is not material.
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
to determine the accounting for those forward contracts and purchased options. The Group adopted the ASU prospectively on January 1, 2021. The impact of the adoption is not material.
In November 2021, the FASB issued ASU
2021-10,
Disclosures by Business Entities about Government Assistance (Topic 832). The amendment requires a business entity to provide certain disclosures when it has entered into a legally enforceable agreement with a government to receive value, and accounts for the transaction using a grant or contribution accounting model by analogy. ASU
2021-10
is effective for fiscal years beginning after December 15, 2021 for all business entities. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements and associated disclosures.
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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. CONCENTRATION AND RISKS (CONTINUED)

3.3 Foreign currency exchange rate risk
In July 2005, the PRC government changed its
decades-old
policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.6% in 2019. The appreciation of the RMB against the US$ was approximately 6.5% in 2020. The appreciation of the RMB against the US$ was approximately 2.3% in 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4. SHORT-TERM INVESTMENT

	As of December 31,
	2020	2021
	RMB	RMB
Time deposits	134,146	167,781
Wealth management products	—	212,271

Total short-term investment	134,146	380,052

The Group’s wealth management products mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased or revolving terms. For the years ended December 31, 2019, 2020 and 2021, the weighted average return of the wealth management products were 3.4%, 3.4% and 5.2%, respectively.
5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2020	2021
	RMB	RMB
Factoring receivables	122,089	115,924
Receivables from sales channels on other platforms	35,950	231
Receivables from merchants under marketplace business	8,439	5,898
Receivables from other revenue	6,858	3,338
Less: allowance for credit losses	(8,603)	(7,225)

Total accounts receivable, net	164,733	118,166

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET
Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Receivables from third-party payment settlement platform (1)	33,154	35,682
Deposits	62,540	24,572
Prepaid advertising expenses	5,482	7,840
Short-term loan receivables (2)	130,629	221,211
VAT-input deductible	126,455	103,519
Receivables from disposal of a subsidiary (3)	26,676	16,713
Others	28,459	25,971
Less: allowance for credit losses	(2,972)	(4,791)

Total prepaid expenses and other current assets, net	410,423	430,717

(1)	Receivables from third-party payment settlement platform represent cash due from the third party on-line payment service providers in relation to their processing of payments to the Group.
(2)
Short-term loan receivables represent the principal and interest to be collected on loans provided by the Group to third-party companies. As of December 31, 2021, the loans include seven loans to six companies with principal amount of US$ 15.3 million (equivalent to RMB 97,548), US$ 4.7 million (equivalent to RMB 29,966), RMB 800, RMB 12,000, RMB 10,000, RMB 30,000 and RMB 40,000, respectively. As of December 31, 2020, the loans include three loans to a customer which were all renewed in 2021 with total principal amount of US$ 20 million (equivalent to RMB 130,498). The terms of loans are of one-year
term and with fixed annual interest at approximately 4%~12% within the market rate range, and mature within one year.

(3)
In the fourth quarter of 2020, the Group disposed of a subsidiary, Wuhan Yunteng Logistics Co., Ltd. (“Wuhan Yunteng”), to a third party for a total cash consideration of RMB 26,676 , with a loss of RMB 1.0 million recorded in other non-operating
income/(loss) (Note 19). As of December 31,2021, RMB 16,713 remained uncollected.

7. INVENTORIES, NET

	As of December 31,
	2020	2021
	RMB	RMB
Merchandise and packing materials	145,773	91,496
Less: inventory write-downs	(10,528)	(6,996)

Total inventories, net	135,245	84,500

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET
Property, equipment and software, net, consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Leasehold improvement	32,417	33,417
Electronic equipment	21,932	21,193
Furniture	6,669	5,892
Software	4,336	6,747
Vehicles	1,101	690
Construction in progress	874	245

Subtotal	67,329	68,184
Less: accumulated depreciation	(41,319)	(55,342)

Total property, equipment and software, net	26,010	12,842

Depreciation expenses were RMB 18,021 , RMB 21,054 and RMB 15,985 for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment charges were recorded for the years ended December 31, 2019, 2020 and 2021.
As of December 31, 2020 and 2021, the balances of construction in progress were RMB 874 and RMB 245 which were primarily relating to the leasehold improvements of office buildings.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. LONG-TERM INVESTMENTS
The Group’s long-term investments consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Equity method investments (a)	58,479	31,779
Equity securities accounted for under alternative measurement (b)	5,900	196,296
Equity securities with readily determinable fair values (c)	94,552	153,326

Total long-term investments	158,931	381,401

Major investments made by the Company during the years ended December 31, 2019, 2020 and 2021 are summarized as follows:
(a)
Investments accounted for using equity method
The investments accounted for using equity method represent the Group’s equity investment over which the Group is able to exercise significant influence in the form of ordinary shares of the investee. The investments accounted for under equity methods are individually immaterial for the periods presented.
The carry amount and unrealized securities holding gain/ (loss) for the investments under equity method as of December 31, 2021 was as follows,

Equity method investments
Total value booked under equity method as of December 31, 2019	36,588
Addition	28,883
Dividends received	(204)
Disposal of long-term investments	(2,954)
Share of cumulative loss for the year ended December 31, 2020	(3,834)

Total value booked under equity method as of December 31, 2020	58,479
Addition	630
Disposal of long-term investments(i)	(16,793)
Share of cumulative loss for the year ended December 31, 2021	(10,537)

Total value booked under equity method as of December 31, 2021	31,779

(i)
The Company disposed of several investments that were accounted for under the equity method in 2021 and recorded the gains from the disposal of
RMB8.7 million in other
non-operating
income/(loss),

net.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. LONG-TERM INVESTMENTS (CONTINUED)

(b)
Equity securities accounted for under alternative measurement
The investments accounted for under alternative measurement represent the Group’s equity investment over which the Group is not able to exercise significant influence in the form of ordinary shares of the investee.
Change from equity method investment to equity securities accounted for under alternative measurement
The Group previously accounted for the investment in the investee A using equity method. In 2021, Yunji disposed of the investment in investee A with a gain of RMB110.5 million recorded in other non-operating
income/(expense), net (Note 19), and injected the same amount of consideration into the parent holding company of investee A (“the Enlarged A Group”). Yunji’s share of equity interest was 2.26% without board seat. Since Yunji lost significant influence, the Company recorded the new investment in the Enlarged A Group under alternative measurement.
In November 2021, with a new series of external financing of the enlarged A Group, the Company remeasured its investment to fair market value and recorded the unrealized changes in fair value with a gain of RMB 79,541 in financial income/(expense), net in the Consolidation Statements of Comprehensive (Loss)/
Income
based on the new investors’ purchase price.
(c)
Equity securities with readily determinable fair values
Investment in GXG, Tencent and Meituan
In May 2019, the Group purchased 22,740,000 ordinary shares of a Hong Kong listed Company—GXG (1817. HK)—with a total consideration of US$ 13 million, and recorded its investment in GXG with initial cost of US$ 13 million (equivalent to approximately RMB 89,517).
In February 2021, the Group purchased 106,600 and 55,000
ordinary shares of two Hong Kong listed Company- Meituan (3690. HK) and Tencent (0700. HK) – with a total consideration of
HKD$ 77.3 million

(equivalent to approximately RMB 65,065).
As of December 31, 2020 and 2021, based on the market price, the Group re-measured
the investments at a fair value of RMB 94,552 and RMB 153,326, respectively, and recorded the unrealized changes in fair value with a loss of RMB 56,383 and a loss of RMB 19,851 in financial income/(expense), net in the Consolidation Statements of Comprehensive (Loss)/Income for years ended December 31, 2020 and 2021, respectively.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. OTHER
NON-CURRENT
ASSESTS
Other
non-current
assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Long-term loan receivable (1)	53,612	55,802
Prepayment of office buildings (2)	78,000	159,125
Others	18,695	13,235
Less: allowance for doubtful accounts	(1,514)	(488)

Total other non-current assets	148,793	227,674

(1)
Long-term loan receivable represents the principal and interest to be collected of a loan provided by the Group to a third party. The loan was of principal amount of RMB 50,000, four-year term starting from December 2019, and with a lump sum interest rate of 20% at maturity.

(2)
In 2020, the Group purchased an office building from a third party and paid the full amount in advance with consideration of USD$ 11.25 million (equivalent RMB 78,000). This office building is expected to be used by the Group to relocate its customer service center in the future.

In 2021, the Group entered into a purchase agreement with a third-party company to purchase an office building and has paid 50% of the total amount in advance with consideration of RMB 81,125 as of December 31, 2021. The construction of the office building is expected to be completed by the end of 2022 according to the agreement

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. ACCOUNTS PAYABLE

	As of December 31,
	2020	2021
	RMB	RMB
Merchandise purchase payables	292,515	150,241
Warehouse and logistic fees payables	7,512	4,784
Payable to merchants (1)	201,522	99,814

Total accounts payable	501,549	254,839

(1)
Payable to merchants represents the unpaid balances to the merchants of cash collected by the Group on behalf of the merchants for products sold on Yunji App when the Group is viewed as the agent in the sales arrangement.

12. DEFERRED REVENUE

	As of December 31,
	2020	2021
	RMB	RMB
Deferred merchandise revenue	40,645	99,213
Deferred membership program revenue	—	1,025
Deferred marketplace revenue	9,113	4,402
Deferred other revenue	1,193	1,112

Total deferred revenue	50,951	105,752

The revenue recognized in the years ended December 31, 2019, 2020 and 2021 that was included in deferred revenue as of the beginning of each respective period were RMB 181,828 , RMB 50,951 and RMB 105,752 , respectively.
13. INCENTIVE PAYABLES TO MEMBERS

	As of December 31,
	2020	2021
	RMB	RMB
Incentive payables to members	312,170	265,612

Incentive payable to members represents unpaid balances of discounts granted to members for their self-purchase and referral incentives earned by the members for their referral efforts and is transferred to the members’ individual Yunji App accounts. These unpaid balances are maintained collectively in the members’ Yunji App accounts and can be withdraw as cash upon the members’ requests.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. MEMBER MANAGEMENT FEES PAYABLE

	As of December 31,
	2020	2021
	RMB	RMB
Member management fees payable	45,841	15,570

The Group engages third party vendors to provide management service in the member’s community, including organizing product launch events, collecting members or Yunji App users’ feedbacks, etc. Member management fees payable represents the Group’s unpaid balance of such service fees to the third party vendors. For the years ended December 31, 2019, 2020 and 2021, member management fees were RMB 876,769, RMB 418,194 and RMB 174,798 , presented in sales and marketing expenses in the Consolidation Statements of Comprehensive (Loss)/Income.
15. OPERATING LEASE
The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining terms of one year to five years with no variable lease costs.
Operating lease costs were RMB 15,732 and 3,909 for the years ended December 31, 2020 and 2021.
Supplemental cash flow information related to leases were as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities	14,686	3,555
Right-of-use assets obtained in exchange for operating lease liabilities	—	2,732
Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Right-of-use assets	11,324	5,420
Operating lease liabilities - current	6,988	5,571
Operating lease liabilities - non-current	8,309	3,123

Total lease liabilities	15,297	8,694

Weighted average remaining lease term	1.7	1.61
Weighted average discount rate	4.75%	4.75%

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. OPERATING LEASE (CONTINUED)

Maturities of lease liabilities are as follows:

As of December 31, 2021
RMB
2022	6,098
2023	2,872
2024	102

Total operating lease payments	9,072
Less: imputed interest	(378)

Total operating lease	8,694

16. OTHER PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB
Supplier deposits (1)	86,759	51,181
Merchants deposits (2)	68,903	56,335
IT related service fees	2,913	4,621
Accrued professional fees	9,106	8,030
Salaries and welfare payable	60,737	36,054
Taxes payable	19,044	26,396
Accrued marketing and other operational expenses	21,576	14,844
Refund payable to members	4,398	1,147
Others	11,548	4,178

Total other payable and accrued liabilities	284,984	202,786

(1)	The deposit obtained from the suppliers is to ensure inventory level ready for the Group to purchase and good product quality under the Group’s sales of merchandise business model.
(2)
The deposit obtained from the merchants is to ensure implementation of Yunji App’s platform policy and good product quality to be sold by the merchants on Yunji App under the Group’s marketplace business model. The deposit can be withdrawn immediately after the merchants terminate its online shop on Yunji App.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. OTHER OPERATING INCOME

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
VAT-in super deduction and other tax returns (1)	25,047	4,830	2,323
Government grants (2)	43,599	25,172	48,180
Others	—	3,216	3,913

Total other operating income	68,646	33,218	54,416

(1)
From 2019, in accordance with “the Announcement on Relevant Policies for Deepening the Value-added Tax Reform” and relevant government policies announced by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs of China, one China VIE of the Company, as a consumer service company, is allowed to enjoy additional 10%
VAT-in
deduction for any services or products it purchased
(“VAT-in
super deduction”) from April 1, 2019 to December 31, 2021. The
VAT-in
super deduction obtained is considered as operating given that all
VAT-in
were derived from the purchases for that VIE’s daily operations in nature, and therefore is presented in other operating income in the Consolidation Statements of Comprehensive (Loss)/Income.

(2)
Government grants mainly represent cash subsidies received from PRC local governments for companies operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Starting from January 2020, the Company presents government grants as other operating income. The relevant item in the prior year of RMB 43,599 for the years ended December 31, 2019 is also classified from other non-operating
income/(loss), net, to be in conformity with the current period presentation in the Consolidated Statements of Comprehensive (Loss)/Income. These cash subsidies were not subject to meeting any specific future conditions.

18. OTHER
NON-OPERATING
INCOME/(LOSS), NET

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
(Loss)/gain on disposal of long-term investments and subsidiaries (Note 9)	—	(1,610)	112,354
Others	8,497	—	555

Total other non-operating income/(loss)	8,497	(1,610)	112,909

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. FINANCIAL INCOME/(EXPENSE), NET

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
Interest income	52,889	46,667	15,947
Interest expense	—	(6,383)	(4,181)
Gains/(loss) from fair value changes of equity securities investments (Note 9)	68,555	(53,683)	59,690
Bank charges	(444)	(709)	(529)
Others	370	5,537	9,134

Total financial income/(expense), net	121,370	(8,571)	80,061

20. TAXATION
(a) Value added tax (“VAT”) and surcharges
The Group is subject to statutory VAT rate of 11% prior to May 1, 2018, 10% between May 1, 2018 and April 1, 2019, and 9% since April 1, 2019 for revenues from sales of agricultural products, and 17% prior to May 1, 2018 and 16% between May 1, 2018 and April 1,2019, and 13% since April 1,2019 for sales of other products, respectively, in the PRC. The Group is exempted from VAT for revenues from sales of vegetables and contraceptives.
The Group is subject to VAT at the rate of 11% prior to May 1, 2018, 10% between May 1, 2018 and April 1, 2019, and 9% since April 1,2019 for the logistics services.
(b) Income tax
Cayman Islands
Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 8.25% profit tax on the first HKD2 million taxable income and 16.5% profit tax on the remaining taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. TAXATION (CONTINUED)

(b) Income tax (continued)

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
Zhejiang Jishang Preferred
E-Commerce
Co., Ltd. (“Jishang Preferred”) obtained its HNTE certificate on November 30, 2018 and was eligible to enjoy a preferential tax rate of 15
% from 2018 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. From July 2019, Jishang Preferred started to function as a procurement company within the Group and is no longer qualified as an HNTE so as not able to enjoy a preferential tax rate of 15% since 2019.
Jixiang obtained its HNTE certificate on December 16, 2021 and was eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.
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
As of December 31, 2020 and 2021, the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. Accordingly, no deferred income tax liabilities on withholding tax were provided as of December 31, 2020 and 2021.
Composition of income tax
The components of (loss)/income before tax are as follow:

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
(Loss)/income before tax
(Loss)/income from PRC entities	(204,937)	(5,399)	244,163
Income/(loss) from overseas entities	67,604	(103,161)	(35,141)

Total (loss)/income before tax	(137,333)	(108,560)	209,022

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
Current income tax expense	13,300	10,458	17,803
Deferred income tax (benefit)/expense	(30,020)	28,840	42,698

Total income tax (benefit)/expense	(16,720)	39,298	60,501

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. TAXATION (CONTINUED)

(b) Income tax (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate
Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
PRC Statutory income tax rate	25%	25%	25%
Effect on tax rates in different tax jurisdiction	8%	-9%	5%
The effect of change in the tax rate of subsidiaries	26%	0%	0%
Non-deductible expenses	-2%	-1%	1%
Additional deduction for research and development expenditures	16%	48%	-6%
Share-based compensation	-23%	-23%	4%
Non-taxable income	0%	0%	-2%
Permanent book-tax differences	2%	7%	4%
Change in valuation allowance	-40%	-83%	-2%

Effective tax rates	12%	-36%	29%

(c) Deferred tax assets and deferred tax liabilities
The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Net accumulated losses-carry forward	205,487	108,667
Deferred membership program revenue	—	212
Refund payable to members	1,100	172
Inventory write-downs	2,632	1,749
Allowance for credit losses	3,272	2,813
Others	4,101	1,021
Less: valuation allowance	(156,150)	(96,489)

Total deferred tax assets	60,442	18,145

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. TAXATION (CONTINUED)

(c) Deferred tax assets and deferred tax liabilities (continued)

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax liabilities
Gain or loss from changes in fair values	2,684	2,572
Others	135	648

Total deferred tax liabilities	2,819	3,220

The Group offsets deferred tax assets and deferred tax liabilities relating to income taxes levied by the same tax authority on same tax payee, and presents the net amount of deferred tax assets and deferred tax liabilities on its consolidated balance sheets. The net deferred tax assets were RMB59,455 and RMB17,497 as of December 31, 2020 and 2021, respectively, and the net deferred tax liabilities were RMB 1,832 and RMB 2,572 as of December 31, 2020 and 2021, respectively.
Movement of valuation allowance

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
Balance at beginning of the year	(10,004)	(65,225)	(156,150)
Changes of valuation allowance (1)	(55,221)	(90,925)	59,661

Balance at end of the year	(65,225)	(156,150)	(96,489)

(1)
Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination as of December 31, 2021
, the Group evaluates a variety of factors
supporting the utilization of carry-forwards through a forecast of future taxable profits for each impacted entity within a specific tax jurisdiction, including
:
the Group’s entities’ operating history
and forecast
, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2020 and 2021, valuation allowances on a large part of deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries.
As of December 31, 2019 and 2020, valuation allowances of RMB 55,221 and 90,925 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Company’s estimate of future taxable incomes of all its subsidiaries.

A full valuation allowance was provided by Jixiang, a subsidiary of the Group, as of December 31, 2020 and 2021. For the year ended December 31, 2021, the changes of valuation allowance were mainly attributable to: (a) the cumulative tax losses of Jixiang decreased in 2021 due to the gain recognized from the disposal of the investment in investee A (Note 9); (b) Jixiang started to recognize deferred tax assets of cumulative tax losses at a preferental tax rate of 15% from 2021 (2020: 25%), and therefore the valuation allowance decreased accordingly.
As of December 31, 2021, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2022	6,264
2023	484
2024	288,839
2025	227,979
2026	48,915

572,481

As of December 31, 2021, the Group had tax losses carry forwards of approximately RMB 572,481 which mainly arose from its subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC. The tax losses carry forwards from PRC entities will expire during the period from 2022 to 2026.

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
As of December 31, 2019 and 2020, 20,000,000,000 ordinary shares had been authorized and a total of 2,158,791,222 ordinary shares, consists of 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares, had been issued. A total of 2,133,265,412 ordinary shares, consists of 1,183,305,412 Class A ordinary shares and 949,960,000 Class B ordinary shares, had been outstanding as of December 31, 2020. A total of 2,129,405,572 ordinary shares, consists of 1,179,445,572 Class A ordinary shares and 949,960,000 Class B ordinary shares, had been outstanding as of December 31, 2019.
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
On August 28, 2019, the Company was authorized by the Board of Directors to, from time to time, acquire up to an aggregate of US$20 million of its shares in the form of ADSs and/or the ordinary shares of the Company over the next six months in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company cumulatively repurchased 40,076,270 and 40,463,770 Class A ordinary shares at price of US$0.09 to $0.70 as of December 31, 2020 and 2021, respectively.
22. CONVERTIBLE REDEEMABLE PREFERRED SHARES
In July 2015, pursuant to an investment agreement, the Company issued 373,000,000 Series Seed Preferred Shares with total cash of RMB 50,000, and incurred issuance cost of RMB 1,000.
In November 2016 and January 2017, pursuant to an investment agreement, the Company issued 272,600,000 Series A Preferred Shares with total consideration of RMB 33,160 and US$20,000 (RMB 138,532 equivalent) as well as the full exercise of the Series Seed Warrant at fair value of RMB644 and the full exercise of Series A Warrant at fair value of RMB 1,754. Total issuance cost in the amount of RMB 8,095 was incurred for the Former Series A Capital Contribution, including a finder’s commission of RMB 6,509.
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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

In February 2018, pursuant to a share purchase agreement, the Company issued 110,803,324 shares of Series B Preferred Shares for cash of US$100,000(RMB 630,010 equivalent). Total issuance cost in the amount of RMB 14,062 was incurred for the Series B Preferred Shares, including a finder’s commission of US$2,000 (RMB 12,600 equivalent). The Company paid 50% of the commission in cash amounted US$1,000 and the remaining 50% by issuance of 1,108,033 shares of Series B Preferred Shares for no consideration to the finder, a financial advisor in June 2018. The total of the finder’s commission was also recorded as an issuance cost as a deduction of the preferred shares.
In June and November 2018, pursuant to a share purchase agreement, the Company issued 21,105,395 shares of Series B+ Preferred Shares for cash of US$20,000 (RMB 128,416 equivalent) with issuance cost in the amount of RMB 5,867.
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
On January 1, 2020, the Company granted 356,210 and 49,964,000 RSUs to its two external consultants and employees, respectively. In addition, on July 1, 2020, the Company granted 13,890,000 RSUs to its directors and employees.
On January 1, 2021 and February 1, 2021, the Company granted 29,170,000 and 26,818,000 RSUs to its employees, respectively. Meanwhile, the Company modified the exercise price and vesting schedules of certain stock options on February 1, 2021.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. SHARE-BASED COMPENSATION (CONTINUED)

(a) Options
The following table sets forth the stock options activity for the years ended December 31, 2019, 2020 and 2021:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of December 31, 2019	93,846,550	0.19	3.77	30,442
Granted	—	—
Forfeited	(16,014,140)	0.11
Exercised	(9,151,290)	0.10
Expired	(115,200)	0.14

Outstanding as of December 31, 2020	68,565,920	0.22	2.65	2,826

Granted	—	—
Forfeited	(5,655,230)	0.26
Exercised	(748,730)	0.10
Expired	(231,520)	0.28

Outstanding as of December 31, 2021	61,930,440	0.21	1.73	—

Vested and expected to vest as of December 31, 2021	61,930,440

Exercisable as of December 31, 2021	59,693,900

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2020: US$0.19, December 31, 2021: US$ 0.06).
The Group uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s options modified were as follow:

	2020	2021
Exercise price (US$)	N/A	0.0925
Exercise multiple	N/A	2.2/2.8
Risk-free interest rate	N/A	0.24%/0.33%
Expected term (in years)	N/A	6
Expected dividend yield	N/A	0.00%
Expected volatility	N/A	52.96%/55.13%
Expected forfeiture rate (post-vesting)	N/A	5%
Fair value of the underlying shares on the date of options grants (US$)	N/A	0.23
Fair value of share option (US$)	N/A	0.15

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
Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB
66,190
, RMB 52,870 and RMB 20,782 for share options granted under the 2017 Plan and the 2019 Plan in the Consolidated Statements of Comprehensive (Loss)/Income for the years ended 2019, 2020 and 2021, respectively.
As of December 31, 2020 and 2021, there was RMB 40,192 and RMB 2,573, respectively, in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 0.8 and 0.95 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.
(b) Restricted share units
A summary of activities of the service-based RSUs for the years ended December 31, 2019, 2020 and 2021 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at December 31, 2019	36,834,850	0.76
Granted	64,210,210	0.43
Vested	(954,960)
Forfeited	(51,629,000)
Expired	(500,000)
Unvested at December 31, 2020	47,961,100	0.63

Granted	55,988,000	0.21
Vested	(12,908,750)
Forfeited	(45,336,000)

Unvested at December 31, 2021	45,704,350	0.45

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.
As of December 31, 2020 and 2021, 954,960 RSUs and 12,908,750 RSUs were vested.
For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized by the Group for the RSUs granted were RMB 62,007 , RMB 45,508 and RMB 35,128, respectively.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. SHARE-BASED COMPENSATION (CONTINUED)

(b) Restricted share units (continued)

As of December 31, 2020 and 2021, there was RMB 112,376 and RMB 60,217 in total unrecognized compensation expense, related to unvested
RSUs
, which is expected to be recognized over a weighted average period of 2.51 and 2.55 years, respectively.
24. FAIR VALUE MEASUREMENTS
As of December 31, 2020 and 2021, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Time deposits	134,146	—	134,146	—
Long-term investments
Equity securities with readily determinable fair value	94,552	94,552	—	—

Total assets	228,698	94,552	134,146	—

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Time deposits	167,781	—	167,781	—
Wealth management products	212,271	—	212,271	—
Long-term investments
Equity securities with readily determinable fair value	153,326	153,326	—	—
Equity securities accounted for under alternative measurement	196,296	—	196,296	—

Total assets	729,674	153,326	576,348	—

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
The Group used measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU
2016-01,
entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. NET (LOSS)/INCOME PER SHARE
Basic and diluted net loss per share for each of the years/periods presented are calculated as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
Numerator:
Net (loss)/income attributable to YUNJI INC.	(125,762)	(146,346)	131,966

Accretion on convertible redeemable Preferred Shares to redemption value	(1,532,013)	—	—

Net (loss)/income attributable to ordinary shareholders	(1,657,775)	(146,346)	131,966

Denominator:
Denominator for basic earnings per ordinary share -Weighted average ordinary shares outstanding	1,818,487,917	2,125,906,398	2,139,963,573
Dilutive effect of share options	—	—	7,242,017

Denominator for diluted earnings per ordinary share	1,818,487,917	2,125,906,398	2,147,205,590

Net (loss)/income per share attributable to ordinary shareholders:
- Basic	(0.91)	(0.07)	0.06
- Diluted	(0.91)	(0.07)	0.06
Basic net (loss)/income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net (loss)/income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.
For the year ended December 31, 2019, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect. The effects of all outstanding share options and RSUs have also been excluded from the computation of diluted loss per share for the years ended December 31, 2019 and 2020 as their effects would be anti-dilutive. For the year ended December 31, 2021, the Company had potential ordinary shares, including non-vested
restricted shares, and option granted which were included in the computation of diluted EPS in 2021. As the Group incurred losses for the years ended December 31, 2019 and 2020, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021:

Name of related parties	Relationship with the Group

Small Ye Group	Controlled by Mr. Xiao Shanglue, Founder and CEO of the Group
Hangzhou Jixi Internet Technology Co., Ltd. (“Jixi”)	An associate of the Group (incorporated in 2018)
Hangzhou Tianshi Technology Co., Ltd. (“Tianshi”)	An associate of the Group (incorporated in 2017)
Hangzhou Zhangtaihe Health Technology Co., Ltd. (“Zhangtaihe ”)*	An associate of the Group (incorporated in 2018)
Guangdong Weixin Technology Co., Ltd. (“Weixin”)	An associate of the Group (incorporated in 2018)
Beijing Siwei Technology and Culture Co., Ltd. (“Siwei”)	An associate of the Group (incorporated in 2018)
Hangzhou Adopt A Cow Biological Technology Co., Ltd. (“Zhaomu”)	An associate of the Group (incorporated in 2018)
Hangzhou Bixin Biotechnology Co., Ltd. (“Bixin”)	An associate of the Group (incorporated in 2019)
Hunan Haomei Haomei Cosmetics Co., Ltd. (“Haomei ”)*	An associate of the Group (incorporated in 2019)
Ningbo Langfei Life Electric Co., Ltd. (“Langfei ”)*	An associate of the Group (incorporated in 2019)
Shenzhen Liumang Yike Food & Beverage Management Co., Ltd. (“Liumang Yike”)	An associate of the Group (incorporated in 2019)
Guangzhou Misili Personal Care Products Co., Ltd. (“Misili”)	An associate of the Group (incorporated in 2019)
Shanxi Yunnong Logistic Management Co., Ltd. (“Yunnong”)	An associate of the Group (incorporated in 2019)
Zhejiang Zhengdao Fengju Supply Chain Management Co., Ltd. (“Zhengdao ”)*	An associate of the Group (incorporated in 2019)
Hangzhou Yuncheng Brand Management Co., Ltd. (“Yuncheng”)	An associate of the Group (incorporated in 2020)
Zhejiang Jimi E-commerce Co., Ltd. (“Jimi”)	An associate of the Group (incorporated in 2020)
Hangzhou Huaji Brand Marketing Management Co., Ltd. (“Huaji”)	An associate of the Group (incorporated in 2020)
Zhejiang Jibi Technology Co., Ltd. (“Jibi”)	An associate of the Group (incorporated in 2020)
Huzhou Boyun e-commerce Co., Ltd. (“Poyun”)	An associate of the Group (incorporated in 2020)
Yunmu Dairy (Jiangsu) Co., Ltd. (“Yunmu”)	An associate of the Group (incorporated in 2020)
Hangzhou Jiao sanitary products Co., Ltd. (“Ji’Ao ”)*	An associate of the Group (incorporated in 2020)
Hangzhou Xingsheng Brand Marketing Management Co., Ltd. (“Xingsheng”)	An associate of the Group (incorporated in 2020)
Hainan Yunding Supply Chain Management Co., Ltd. (“Yunding”)	An associate of the Group (incorporated in 2020)

*	The investments in these associates were disposed by the Group in 2021.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Group entered into agreements with aforementioned equity method classified investees as related party transactions, including purchase of merchandise from them and marketplace services provided to them. Details of related party balances and transactions as of December 31, 2019, 2020 and 2021 are as follows:
Advance to related parties and amounts due from related parties

	As of December 31,
	2020	2021
	RMB	RMB
Advance to related parties
Weixin	3,682	—

Amounts due from related parties
Jixi	3,012	1,112
Yuncheng	971	1,179
Others	176	241

	4,159	2,532

Total	7,841	2,532

Amounts due to related parties

	As of December 31,
	2020	2021
	RMB	RMB
Weixin	100	5,413
Xingsheng	343	1,515
Jixi	1,828	1,270
Yunnong	605	1,249
Bixin	3,423	1,150
Tianshi	840	1,037
Jimi	2,542	756
Jibi	466	749
Small Ye Group	967	691
Yuncheng	126	402
Poyun	309	455
Huaji	889	163
Zhengdao	2,227	—
Haomei	1,703	—
Zhaomu	4,180	—
Zhangtaihe	641	—
Others	1,800	780

	22,989	15,630

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The terms of the agreements the Group entered into with the related parties are comparable to the terms in arm’s-length
transactions with third-party customers and vendors.
Transactions with related parties

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
Purchase of merchandise
Jimi	—	—	17,519
Weixin	79,309	9,214	14,508
Yuncheng	—	2,239	13,147
Xingsheng	—	600	11,768
Tianshi	25,295	17,021	11,256
Bixin	69,311	31,825	7,637
Yunnong	8,006	21,453	4,301
Huaji	0	2,573	4,265
Siwei	5,626	7,710	2,441
Liumang Yike	—		1,498
Misili	8,230	3,315	1,091
Yunding	—	1,652	869
Poyun	—	—	801
Zhaomu	103,269	53,790	—
Zhengdao	31,418	28,372	—
Haomei	13,443	16,404	—
Yunmu	—	4,543	—
Ji’Ao	—	1,712	—
Langfei	3,507	1,117	—
Zhangtaihe	16,400	482	—
Small Ye Group	3,097	307	—
Others	431	946	1,014

	367,342	205,275	92,115

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Transactions with related parties (continued)

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
Marketplace service provided to related parties
Jimi	—	2,379	5,637
Yuncheng	—	2,932	3,309
Bixin	373	2,759	2,322
Liumang Yike	301	227	49
Jibi	—	522	36
Zhangtaihe	—	876	—
Jixi	—	574	—
Others	91	701	730

	765	10,970	12,083

Other goods and services provided to related parties
Jimi	—	—	313
Yuncheng	—	171	208
Zhaomu	—	73	—
Weixin	—	58	—
Bixin	—	31	—
Others	—	60	18

	—	393	539

27. COMMITMENTS AND CONTINGENCIES
(a) Operating commitments
As of December 31, 2021, the Company had outstanding operating commitments totaling RMB 154, which was the short-term lease payments.
(b) Capital commitments
As of December 31, 2021, the Company had outstanding capital commitments totaling RMB 80,732, which was to the office building payments.
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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded material liabilities in this regard as of December 31, 2019, 2020 and
2021
.
28. SUBSEQUENT EVENTS
On March 16, 2022, the Company’s Board of directors has approved a share repurchase program whereby the Company is authorized to repurchase up to US$20 million worth of its ordinary shares (including in the form of American depositary shares) over the next six months.
[To be updated till the issuance date]
29. STATUTORY RESERVES AND RESTRICTED NET ASSETS
Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and consolidated VIE in the PRC must make appropriations from after-tax profit
to non-distributable reserve
funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until
the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2019, 2020 and 2021, appropriations to the statutory reserve have been made by the Group, which was RMB 3,129, RMB 6,467 and RMB 1,395, respectively.
In addition, due to restrictions on the distribution of share capital from the Group’s subsidiaries and consolidated VIE in PRC and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ and consolidated VIEs’ net assets was RMB 451,370, or 31% of the Group’s total consolidated net assets as of December 31, 2021.
The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.
The subsidiaries did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “investments in subsidiaries and VIEs” and the loss of the subsidiaries is presented as “share of loss of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted.

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

30. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
Balance sheets of the parent company

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	3,654	8,678
Short-term investment	—	195,679
Amounts due from the group companies	422,980	110,729
Prepaid expenses and other current assets	8,853	4,113

Total current assets	435,487	319,199

Non-current assets:
Long-term investments	—	46,562
Investment in subsidiaries and VIEs	879,587	1,114,353

Total non-current assets	879,587	1,160,915

Total assets	1,315,074	1,480,114

LIABILITIES AND EQUITY
Current liabilities
Other payables and accruals	3,067	2,218

Total liabilities	3,067	2,218

Shareholders’ equity
Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2020 and 2021; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2020 and 2021; 1,183,305,412 and 1,196,575,392 Class A ordinary shares and 949,960,000 and 949,960,000 Class B ordinary shares outstanding as of December 31, 2020 and 2021, respectively)	70	70
Additional paid-in capital	7,327,148	7,342,344
Accumulated other comprehensive income/(loss)	(7,212)	(42,645)
Less: Treasury stock (25,525,810 and 12,255,830 shares as of December 31, 2020 and 2021, respectively)	(85,202)	(44,228)
Accumulated deficit	(5,922,797)	(5,777,645)

Total shareholders’ equity	1,312,007	1,477,896

Total liabilities and shareholders’ equity	1,315,074	1,480,114

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

30. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY(CONTINUED)

Statements of comprehensive (loss)/income of the parent company

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
Operation expense
Sales and marketing	(731)	(2,927)	(2,052)
General and administrative	(2,414)	(15,089)	(17,632)

Total operating expenses	(3,145)	(18,016)	(19,684)
Share of (loss)/income of subsidiaries and VIEs	(136,253)	(131,435)	167,444
Financial income/(loss), net	5,139	3,303	(15,883)
Foreign exchange loss	—	(198)	(466)
Other non-operating income, net	8,497	—	555

(Loss)/income before income tax expense	(125,762)	(146,346)	131,966

Net (loss)/income	(125,762)	(146,346)	131,966

Net (loss)/income attributable to ordinary shareholders	(125,762)	(146,346)	131,966

Net (loss)/income	(125,762)	(146,346)	131,966
Other comprehensive (loss)/income
Foreign currency translation	(95,587)	110,010	35,433

Total comprehensive (loss)/income	(221,349)	(36,336)	167,399

Statements of cash flows of the parent company

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	6,889	(29,257)	(23,226)

Net cash (used in)/generated from investing activities	(604,858)	6,372	29,919

Net cash generated from/(used in) financing activities	621,006	(16,176)	788

Effect of exchange rate changes on cash, cash equivalents and restricted cash	323	(163)	(2,457)

Net increase/(decrease) in cash, cash equivalents and restricted cash	23,360	(39,224)	5,024

Cash, cash equivalents and restricted cash at beginning of the year	19,518	42,878	3,654
Cash, cash equivalents and restricted cash at end of the year	42,878	3,654	8,678