Form 20-F
period 2022-12-31
Yunji Inc.
filed 2023-04-26
CIK 1759614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
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
Peng Zhang, Vice President of Finance
15/F, South Building
Hipark Phase 2, Xiaoshan District
Hangzhou, Zhejiang, 310000
People’s Republic of China
Phone:
86-571-
8168
8920
Email: zhangpeng@yunjiglobal.com
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
As of December 31, 2022, there were 2,018,397,352 ordinary shares outstanding, par value US$0.000005 per share, being the sum of 1,068,437,352 Class A ordinary shares (excluding treasury shares), par value US$0.000005 per share and 949,960,000 Class B ordinary shares, par value US$0.000005 per share.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).    ☐
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

•	“Jishang Preferred” are to Zhejiang Jishang Preferred E-Commerce Co., Ltd.;

•	“member” are to an individual who registers an account on our flagship Yunji app or mini program and satisfies certain requirements;

•	“mini program” or “mini programs” are to services run on third-party platforms, such as WeChat, that provide functions similar to those of standalone mobile applications;

•	“ordinary shares” are to our ordinary shares, par value US$0.000005 per share;

•	“our WFOE” or “WFOE” are to Hangzhou Yunchuang Sharing Network Technology Co., Ltd. or Yunchuang Sharing;

•	“repeat purchase rate” in a given period are calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period;

•	“RMB” and “Renminbi” are to the legal currency of China;

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of the end of December 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

Yunji Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our business in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services, audio and video services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders to direct the business operations of the VIEs. Revenues contributed by the VIEs accounted for 24.4%, 23.8% and 30.3% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yunji Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs.

A series of contractual agreements, including proxy agreement and powers of attorney, equity interest pledge agreement, exclusive service agreement, and exclusive option agreement, have been entered into by and among our wholly owned PRC subsidiary, Yunchuang Sharing, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we are able to direct the activities of and derive economic benefits from the VIEs. We are considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs in our consolidated financial statements. Neither we nor our investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. In addition, these agreements have not been tested in China courts. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the VIEs in China, including, among others, the VATS License and the Production and Operation of Broadcasting and Television Programs Permit. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and the VIEs may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

Furthermore, in connection with our historical issuance of securities to foreign investors, we, our PRC subsidiaries and the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC government authority.

Meanwhile, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. There remain substantial uncertainties about the interpretation, application and implementation of the Overseas Listing Trial Measures. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”

If (i) we do not receive or maintain any permits or approvals required of us, (ii) we inadvertently concluded that certain permits or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permits or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB229.5 million, RMB451.4 million and RMB453.4 million (US$65.7 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Under PRC law, Yunji Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2020, 2021 and 2022, Yunji Inc. extended loans with principal amount of RMB91.3 million, nil, and nil respectively, to our intermediate holding companies and subsidiaries and received repayments of nil, RMB294.8 million and RMB19.7 million (US$2.9 million), respectively. For the years ended December 31, 2020, 2021 and 2022, Yunji Inc. didn’t make capital contributions to our intermediate holding companies and subsidiaries. For the years ended December 31, 2020, 2021 and 2022, the VIEs didn’t receive any loans from Yunji Inc. and Yunji Inc. didn’t receive any repayments from the VIEs. The VIEs may transfer cash to our WFOE by paying service fees according to the exclusive service agreements. For the years ended December 31, 2020, 2021 and 2022, no service fees were paid by the VIEs to our WFOE under the exclusive service agreements.

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution 75%	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
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

Selected Condensed Consolidating Statements of Comprehensive (Loss)/Income Information

	For the Year Ended December 31, 2022
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	—	349,259	804,855	—	1,154,114
Intra-Group revenues(3)	—	—	229,562	179,546	(409,108)	—

Total revenues	—	—	578,821	984,401	(409,108)	1,154,114
Operating cost and expenses
Third-party operating cost and expenses	(10,706)	(2,825)	(478,245)	(762,504)	—	(1,254,280)

Intra-Group operating cost and expenses(3)			(178,573)	(230,535)	409,108	—

Total operating cost and expenses	(10,706)	(2,825)	(656,818)	(993,039)	409,108	(1,254,280)
Other operating income, net	—	—	9,957	11,642	—	21,599

(Loss)/income from operations	(10,706)	(2,825)	(68,040)	3,004	—	(78,567)
Other non-operating (loss)/income	(12,387)	(34,347)	8,248	10,505	—	(27,981)
Share of loss from investments in VIEs and subsidiaries	(115,080)	(91,001)	—	(128,815)	334,896	—

Loss before income tax expense, and equity in income of affiliates, net of tax	(138,173)	(128,173)	(59,792)	(115,306)	334,896	(106,548)
Income tax expense	—	—	(10,216)	(14,575)	—	(24,791)
Equity in loss of affiliates, net of tax	—	(642)	(5,321)	(1,088)	—	(7,051)

Net loss	(138,173)	(128,815)	(75,329)	(130,969)	334,896	(138,390)

Less: Net loss from operations attributable to non-controlling interests shareholders	—	—	(217)	—	—	(217)

Net loss attributable to Yunji Inc.	(138,173)	(128,815)	(75,112)	(130,969)	334,896	(138,173)

	For the Year Ended December 31, 2021
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	—	513,299	1,642,062	—	2,155,361
Intra-Group revenues(3)	—	—	501,168	122,315	(623,483)	—

Total revenues	—	—	1,014,467	1,764,377	(623,483)	2,155,361
Operating cost and expenses
Third-party operating cost and expenses	(19,684)	(4,161)	(906,559)	(1,262,021)	—	(2,192,425)
Intra-Group operating cost and expenses(3)	—	(22)	(118,456)	(505,005)	623,483	—

Total operating cost and expenses	(19,684)	(4,183)	(1,025,015)	(1,767,026)	623,483	(2,192,425)
Other operating income, net	—	—	27,953	26,463	—	54,416

(Loss)/income from operations	(19,684)	(4,183)	17,405	23,814	—	17,352
Other non-operating (loss)/income	(15,794)	10,098	196,399	967	—	191,670
Share of income from investments in VIEs and subsidiaries	167,444	183,097	—	181,454	(531,995)	—

Income before income tax expense, and equity in income of affiliates, net of tax	131,966	189,012	213,804	206,235	(531,995)	209,022
Income tax expense	—	(1,441)	(40,299)	(18,761)	—	(60,501)
Equity in loss of affiliates, net of tax	—	(6,117)	(8,555)	(1,565)	—	(16,237)

Net income	131,966	181,454	164,950	185,909	(531,995)	132,284

Less: Net income from operations attributable to non-controlling interests shareholders	—	—	59	259	—	318

Net income attributable to Yunji Inc.	131,966	181,454	164,891	185,650	(531,995)	131,966

	For the Year Ended December 31, 2020
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	—	1,351,842	4,178,415	—	5,530,257
Intra-Group revenues(3)	—	—	1,770,244	622,286	(2,392,530)	—

Total revenues	—	—	3,122,086	4,800,701	-(2,392,530)	5,530,257
Operating cost and expenses
Third-party operating cost and expenses	(18,016)	(1,022)	(2,566,806)	(3,075,091)	—	(5,660,935)
Intra-Group operating cost and expenses(3)	—	(2,478)	(565,409)	(1,824,643)	2,392,530	—

Total Operating cost and expenses	(18,016)	(3,500)	(3,132,215)	(4,899,734)	2,392,530	(5,660,935)
Other operating income, net	—	—	18,316	14,902	—	33,218

(Loss)/income from operations	(18,016)	(3,500)	8,187	(84,131)	—	(97,460)
Other non-operating income/(loss)	3,105	(34,086)	15,933	(64,224)	—	(11,100)
Share of loss from investments in VIEs and subsidiaries	(131,435)	(36,242)	—	(13,264)	180,941	—

(Loss)/income before income tax expense, and equity in income of affiliates, net of tax	(146,346)	(5,656)	24,120	(161,619)	180,941	(108,560)
Income tax expense	—	(7,363)	(13,989)	(17,946)	—	(39,298)
Equity in loss of affiliates, net of tax	—	(245)	(3,305)	(284)	—	(3,834)

Net (loss)/income	(146,346)	(13,264)	6,826	(179,849)	180,941	(151,692)

Less: Net loss from operations attributable to non-controlling interests shareholders	—	—	(1,312)	(4,034)	—	(5,346)
Net (loss)/income attributable to Yunji Inc.	(146,346)	(13,264)	8,138	(175,815)	180,941	(146,346)

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	65,363	4,500	114,265	230,506	—	414,634
Restricted cash	—	—	42,109	—	—	42,109
Short-term investments	70,125	—	—	141,878	—	212,003
Inventories, net	—	—	2,635	52,016	—	54,651
Amounts due from the Group companies(1)	161,124	638,705	719,655	1,845,206	(3,364,690)	—
Prepaid expenses and other current assets	1,516	59,660	81,307	219,582	—	362,065
Other current assets	—	—	29,163	97,888	—	127,051

Total current assets	298,128	702,865	989,134	2,587,076	(3,364,690)	1,212,513

Investment in subsidiaries and VIEs(2)	1,020,937	(49,134)	—	268,813	(1,240,616)	—
Long-term investments	39,817	938	214,450	159,120	—	414,325
Other non-current assets	—	11,046	10,963	243,564	—	265,573

Total non-current assets	1,060,754	(37,150)	225,413	671,497	(1,240,616)	679,898

Total assets	1,358,882	665,715	1,214,547	3,258,573	(4,605,306)	1,892,411

Accounts payable	—	—	71,007	67,896	—	138,903
Deferred revenue	—	—	16,398	5,350	—	21,748
Incentive payables to members	—	—	207,331	—	—	207,331
Amounts due to the Group companies(1)	—	393,425	900,852	2,070,413	(3,364,690)	—
Other payable and accrued liabilities	3,852	8,477	91,469	41,729	—	145,527
Other liabilities	—	—	13,080	9,922	—	23,002

Total liabilities	3,852	401,902	1,300,137	2,195,310	(3,364,690)	536,511

Total shareholders’ equity/(deficit)(2)	1,355,030	263,813	(85,590)	1,063,263	(1,240,616)	1,355,900

Total liabilities and shareholders’ equity/(deficit)	1,358,882	665,715	1,214,547	3,258,573	(4,605,306)	1,892,411

	As of December 31, 2021
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	8,678	8,923	70,599	479,004	—	567,204
Restricted cash	—	—	62,243	285	—	62,528
Short-term investments	195,679	—	—	184,373	—	380,052
Inventories, net	—	—	1,694	82,806	—	84,500
Amounts due from the Group companies(1)	110,729	763,134	520,888	1,281,468	(2,676,219)	—
Prepaid expenses and other current assets	4,113	16,662	158,148	251,794	—	430,717
Other current assets	—	—	16,007	164,128	—	180,135

Total current assets	319,199	788,719	829,579	2,443,858	(2,676,219)	1,705,136

Investment in subsidiaries and VIEs(2)	1,114,353	12,364	—	363,124	(1,489,841)	—
Long-term investments	46,562	3,388	215,293	116,158	—	381,401
Other non-current assets	—	55,366	32,688	175,379	—	263,433

Total non-current assets	1,160,915	71,118	247,981	654,661	(1,489,841)	644,834

Total assets	1,480,114	859,837	1,077,560	3,098,519	(4,166,060)	2,349,970

Accounts payable	—	—	121,347	133,492	—	254,839
Deferred revenue	—	—	21,058	84,694	—	105,752
Incentive payables to members	—	—	6,085	259,527	—	265,612
Amounts due to the Group companies(1)	—	488,223	793,245	1,394,751	(2,676,219)	—
Other payable and accrued liabilities	2,218	8,490	156,509	35,569	—	202,786
Other liabilities	—	—	23,303	19,163	—	42,466

Total liabilities	2,218	496,713	1,121,547	1,927,196	(2,676,219)	871,455

Total shareholders’ equity/(deficit)(2)	1,477,896	363,124	(43,987)	1,171,323	(1,489,841)	1,478,515

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,480,114	859,837	1,077,560	3,098,519	(4,166,060)	2,349,970

	As of December 31, 2020
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	3,654	7,172	137,994	915,080	—	1,063,900
Restricted cash	—	—	125,844	—	—	125,844
Short-term investments	—	—	—	134,146	—	134,146
Inventories, net	—	—	3,500	131,745	—	135,245
Amounts due from the Group companies(1)	422,980	721,329	3,909,067	4,625,824	(9,679,200)	—
Prepaid expenses and other current assets	8,853	26,156	195,428	179,986	—	410,423
Other current assets	—	480	37,141	238,789	—	276,410

Total current assets	435,487	755,137	4,408,974	6,225,570	(9,679,200)	2,145,968

Investment in subsidiaries and VIEs(2)	879,587	(148,786)	—	186,923	(917,724)	—
Long-term investments	—	16,418	34,625	107,888	—	158,931
Other non-current assets	—	53,612	84,537	107,433	—	245,582

Total non-current assets	879,587	(78,756)	119,162	402,244	(917,724)	404,513

Total assets	1,315,074	676,38	4,528,136	6,627,814	(10,596,924)	2,550,481

Accounts payable	—	—	296,640	204,909	—	501,549
Deferred revenue	—	—	35,412	15,539	—	50,951
Incentive payables to members	—	—	8,212	303,958	—	312,170
Amounts due to the Group companies(1)	—	482,871	4,142,953	5,053,376	(9,679,200)	—
Other payable and accrued liabilities	3,067	6,587	228,321	42,611	—	280,586
Other liabilities	—	—	71,147	19,210	—	90,357

Total liabilities	3,067	489,458	4,782,685	5,639,603	(9,679,200)	1,235,613

Total shareholders’ (deficit)/equity(2)	1,312,007	186,923	(254,549)	988,211	(917,724)	1,314,868

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,315,074	676,381	4,528,136	6,627,814	(10,596,924)	2,550,481

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Total
	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(9,075)	1,202	651,432	(860,381)	—	(216,822)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(698,690)	698,690	—	—

Net cash (used in)/ provided by operating activities	(9,075)	1,202	(47,258)	(161,691)		(216,822)

Net cash provided by /(used in) transactions with external parties	134,871	1,612	5,216	(49,134)	—	92,565
Net cash provided by/(used in) transactions with intra-Group entities	19,681	(7,577)	60,000	(4,535)	(67,569)	—

Net cash generated from/(used in) investing activities	154,552	(5,965)	65,216	(53,669)	(67,569)	92,565

Net cash (used in)/ provided by transactions with external parties	(94,752)	—	197	—	—	(94,555)
Net cash provided by/(used in) transactions with intra-Group entities	—	285	4,250	(72,104)	67,569	—

Net cash (used in)/generated from financing activities	(94,752)	285	4,447	(72,104)	67,569	(94,555)

Effect of exchange rate changes on cash and cash equivalents	5,960	55	1,127	38,681	—	45,823
Net increase/(decrease) in cash, cash equivalents and restricted cash	56,685	(4,423)	23,532	(248,783)	—	(172,989)
Cash, cash equivalents and restricted cash at beginning of the year	8,678	8,923	132,842	479,289	—	629,732
Cash, cash equivalents and restricted cash at end of the year	65,363	4,500	156,374	230,506	—	456,743

	For the Year Ended December 31, 2021
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Total
	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(23,226)	23,972	539,673	(566,410)	—	(25,991)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(497,190)	497,190	—	—

Net cash (used in)/ provided by operating activities	(23,226)	23,972	42,483	(69,220)	—	(25,991)

Net cash (used in)/ provided by transactions with external parties	(264,919)	13,997	8,102	(270,975)		(513,795)
Net cash provided by/(used in) transactions with intra-Group entities	294,838	(41,556)	(180,000)	(5,352)	(67,930)	—

Net cash generated from/(used in) investing activities	29,919	(27,559)	(171,898)	(276,327)	(67,930)	(513,795)

Net cash provided by/(used in) transactions with external parties	788	—	(1,198)	(53)	—	(463)
Net cash provided by/(used in) transactions with intra-Group entities	—	5,352	—	(73,282)	67,930	—

Net cash generated from/(used in) financing activities	788	5,352	(1,198)	(73,335)	67,930	(463)

Effect of exchange rate changes on cash and cash equivalents	(2,457)	(14)	(383)	(16,909)	—	(19,763)
Net increase/(decrease) in cash, cash equivalents and restricted cash	5,024	1,751	(130,996)	(435,791)	—	(560,012)
Cash, cash equivalents and restricted cash at beginning of the year	3,654	7,172	263,838	915,080	—	1,189,744
Cash, cash equivalents and restricted cash at end of the year	8,678	8,923	132,842	479,289	—	629,732

	For the Year Ended December 31, 2020
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(29,257)	29,329	2,426,562	(2,688,148)	—	(261,514)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(2,365,128)	2,365,128	—	—

Net cash (used in)/generated from operating activities	(29,257)	29,329	61,434	(323,020)	—	(261,514)

Net cash provided by/(used in) transactions with external parties	97,666	(8,657)	(18,347)	480,353	—	551,015
Net cash (used in)/ provided by transactions with intra-Group entities	(91,294)	(382,847)	—	(361,307)	835,448	—

Net cash generated from/(used in) investing activities	6,372	(391,504)	(18,347)	119,046	835,448	551,015

Net cash (used in)/ provided by transactions with external parties	(16,176)	—	2,300	—	—	(13,876)
Net cash provided by/(used in) transactions with intra-Group entities	—	361,307	—	474,141	(835,448)	—

Net cash (used in)/generated from financing activities	(16,176)	361,307	2,300	474,141	(835,448)	(13,876)

Effect of exchange rate changes on cash and cash equivalents	(163)	(40)	(1,161)	(52,260)	—	(53,624)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(39,224)	(908)	44,226	217,907	—	222,001
Cash, cash equivalents and restricted cash at beginning of the year	42,878	8,080	219,612	697,173	—	967,743
Cash, cash equivalents and restricted cash at end of the year	3,654	7,172	263,838	915,080	—	1,189,744

Notes:

(1)	Represents the elimination of intercompany balances among Yunji Inc., the Primary Beneficiary of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.

(2)	Represents the elimination of investments among Yunji Inc., the Primary Beneficiary of VIEs, the Other Subsidiaries, and VIEs and their subsidiaries that we consolidate.

(3)	Represents the elimination of the intercompany sales of goods and rendering of services at the consolidation.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

•	We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership.

•	Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

•	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We and the VIEs face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and the VIEs may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

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

•

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in mainland China and Hong Kong. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

•

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects. We have experienced revenue declines in recent years, and we cannot guarantee that we will be able to resume and maintain revenue growth in the future.

We commenced operations in 2015 and have a limited operating history. Our total revenues decreased from RMB5,530.3 million in 2020 to RMB2,155.4 million in 2021 and further to RMB1,154.1 million (US$167.3 million ) in 2022. The decrease in total revenues in 2021 was primarily due to decreases in revenues from sales of merchandise in each period as a result of continual increases in the proportion of our business contributed from our marketplace business platform, which was launched in the first quarter of 2019, whereby third-party merchants can sell products on our platform and pay us commissions on their sales. The decrease in total revenues in 2022 was primarily due to the negative impact of the COVID-19 on our operations and the continued strategy to refine our product selection across all categories and optimize our selection of suppliers and merchants, causing near-term decreases in sales. Revenues generated under the marketplace business are recognized on a net basis, while revenues generated under our merchandise sales business are recognized on a gross basis. The decrease in total revenues in 2021 was primarily due to our strategy to refine our product selection across all categories and carefully curate products to implement our megahit product pool initiative focusing on the development of private labels and exclusive products and our long-term growth strategy to focus on profitability, which lead to optimization of selection of suppliers and merchants during this refinement process, causing near-term decreases in both our marketplace business and merchandise sales.

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

We are a membership-based social e-commerce platform and therefore membership loyalty and growth are essential to our business. The cumulative number of our members was approximately 29.5 million as of December 31, 2022. The growth of our business depends on our ability to maintain and increase the number of members on our platform and improve the level of their engagement. Our membership system has experienced various changes in the past few years. Currently, one can become a member of our platform by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the Yunji app or mini program, and continued membership eligibility will be contingent upon meeting a certain cumulative spending threshold or certain other requirements. See “Item 4. Information on the Company—B. Business Overview—Our Member Community—Members” for more details of the previous changes in our membership system. Our recent change in membership system may not be well received by our members and may negatively impact membership loyalty and growth and result in a decline in the level of engagement of our members. Damage to our reputation or our failure to anticipate needs of and provide value-added services to our members, among other things, could also diminish membership loyalty and reduce activity of members on our platform, which could cause our revenue and operating income to decline and negatively impact our profitability.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security of the PRC, or the MPS, and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cyber Security, Data Security, National Security and Personal Information Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•

In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Based on an expert interpretation published on the CSRC’s official website in connection with the implementation of the Cybersecurity Review Measures, a CSRC official indicated that relevant operators that have been listed abroad before the implementation of the Cybersecurity Review Measures do not need to apply for the cybersecurity review; however, the secondary listing and the dual primary listing of a listed company in foreign countries belong to newly launched “foreign listing” activities, and if it meets the application requirements, it shall take the initiative to apply for the cybersecurity review. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact definition, scope or criteria of “critical information infrastructure operators”, “network platform operators” and “users’ personal information” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or network platform operator under PRC law. If we are deemed to be a critical information infrastructure operator or network platform operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

•

In November 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

•

In July 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within 6 months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

•

In December 2022, the MIIT promulgated the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial), which came into effect on January 1, 2023. Pursuant to these measures, data in the field of industry and information technology shall include industrial data, telecoms data, etc., and data processors in the field of industry and information technology shall further implement data classification and hierarchical management and take necessary measures to ensure that data remains effectively protected and being lawfully applied, and conduct data security risk monitoring. These measures also provide the definitions of “core data” and “important data” in the field of industry and information technology.

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

•

On June 24, 2022, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, which became effective on August 1, 2022. Pursuant to these provisions, the mobile internet applications providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including, among others, adopting a real-name system, protection of users’ information, examination and management of information content, and shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. In addition, such providers shall not compel the user to agree to the processing of personal information for any reason and refuse the user to use its basic functions and services as the user does not agree to provide non-essential personal information.

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

While we take all reasonable measures to comply with applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cyber Security Law and other laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties and other legal liabilities. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations or to take prompt rectification actions as required by the enforcement authorities, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines, damages and rectification, which could have a material adverse effect on our business and results of operations.

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

For example, beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We took measures to reduce the impact of the epidemic outbreak and provided support to our employees, service managers, members and business partners, including, providing advance online technical support to enable majority of our employees to work from home efficiently, securing ample supply of disinfectant materials and protective gears for our employees who were able to return to work, and maintaining a steady supply of daily essential products and epidemic containment materials at stable prices on our platform as a result of our combination of private labels, joint-venture brands, and product partnerships. The operations of our business partners in China were also impacted. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, these restrictions have caused various degrees of temporary shutdowns and delays in production and operation of our suppliers (especially private label suppliers), third-party merchants, third-party logistics service providers and other business partners, leading to temporary shortages of certain merchandises and delays in logistics services as well as delays in the research and development and new product launch processes associated with our private label suppliers. These events have adversely affected our results of operations since 2020, particularly in 2022.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as consumers curtail their retail consumption behavior in response to potential economic hardship. Since the modification of the zero-COVID policy, we have resumed our new product launch processes associated with our private label suppliers that were previous stalled by COVID-related restrictions. Nonetheless, we expect that it will take some time for us to gradually restore consumer confidence and spending vigor. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

We incurred a net loss of RMB138.4 million (US$20.1 million) in 2022, compared to a net income of RMB132.3 million and a net loss of RMB151.7 million in 2021 and 2020, respectively. In the years ended December 31, 2020, 2021 and 2022, our operating cash flow was negative. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and other users, grow and diversify our supplier and third-party merchant base, and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest for the foreseeable future in the technology platform to support an even more carefully curated selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses in the future.

If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business, growth and profitability prospects may suffer.

We source products from third-party suppliers for our merchandise sales business. We also operate a marketplace business whereby third-party merchants sell products on our platform. As of December 31, 2022, we had 1,048 suppliers and third-party merchants on our platform. Our suppliers and third-party merchants include merchants of mainstream brands and emerging brands, and manufacturing partners we cooperate with. Maintaining strong relationships with these suppliers and third-party merchants is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms and attract third-party merchants to offer their products on commercially attractive terms. We typically enter into one-year framework agreements with our suppliers and third-party merchants on an annual basis, and these framework agreements are typically renewed automatically on an annual basis unless either party chooses to discontinue the business relationship. Should any of our supplier or third-party merchant choose to discontinue their business relationship with us on existing terms, we cannot ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, except in the case of our collaboration with certain top-quality emerging brands for the production of Yunji exclusive products, our agreements with suppliers and third-party merchants typically do not restrict them from selling products to others or on other platforms. We cannot assure you that our current suppliers and third-party merchants will continue to sell products to us or on our platform on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers and third-party merchants, their ability to supply products to us or on our platform in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. For example, the compulsory quarantine and other restrictions imposed as a result of the COVID-19 pandemic in early 2022 have caused various degrees of temporary shutdowns and delays in production and operation of our suppliers (especially private label suppliers) and third-party merchants, leading to temporary supply shortages of certain merchandises and delays in the research and development and new product launch processes associated with our private label suppliers.

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

We rely on third-party manufacturing partners to manufacture our private label products. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our manufacturing partners. As we do not enter into long-term contracts with third-party manufacturing partners, they may decide not to accept our future orders on the same or similar terms, or at all. If a manufacturing partner decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner, or at all. This may negatively impact our revenues and adversely affect our reputation, causing a material adverse effect on our financial condition, results of operations and prospects. In particular, a substantial portion of our GMV from private label products is generated from the sale of Suye (素野) and Qing Zi Yang (轻姿养). If there is any adverse change to the nature of our relationship with the manufacturer of Suye or Qing Zi Yang or if the manufacturer of Suye or Qing Zi Yang decides to terminate its cooperation with us, the sale of our private label products and thus our results of operations may be negatively impacted. Moreover, some manufacturing partners may not fully comply with certain laws and regulations, such as consumer protection, labor and environmental laws. If any of our manufacturing partners is found to have violated laws and regulations in China, media reports on such violations may negatively affect our reputation and image, resulting in material adverse impact on our business, financial condition and results of operations. In addition, while we provide the designs of our products to the manufacturing partner, as well as guidance for manufacturing the products ordered by us, we do not have direct control over the manufacturing partners. If any of them is involved in unauthorized production and sale of goods using our brand name, our reputation, financial condition and results of operations may be materially adversely affected.

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

As of December 31, 2022, there were 644 third-party merchants under our marketplace business. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves under our merchandise sales business. With the exception of third-party merchants outside of China for whom we handle the logistics and delivery process within China, our third-party merchants use their own facilities to store their products and their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high-quality service for all products sold on our platform. If any third-party merchant does not control the quality of the products that it sells on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our platform, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form agreement with third-party merchants, the reputation of our marketplace business and our Yunji brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold under our marketplace business may compete with the products we sell directly, which may cannibalize our merchandise sales business. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our marketplace business may not be the same as those for our merchandise sales operations, which may complicate the management of our business. In order for our marketplace business to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

Any harm to the operations and reputation of our private label brands could have a material adverse effect on our results of operations.

We sell an increasing amount of products under our private label brands such as Suye, Qing Zi Yang, Yuan Sheng Huang, Unibeauty, P&S, Li Ba Tian, and Bai Yue Shan, both on our platform and through external channels. Maintaining consistent product quality, competitive pricing and availability of these products is essential to developing and maintaining consumer loyalty to these brands.

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

We maintain a limited number of our own employees for customer services and rely on third-party business process outsourcing companies (BPOs) for outsourced customer services. As of December 31, 2022, we had outsourced 63 customer service representatives to provide real-time assistance to our users. These outsourced customer service representatives may not have the same level of commitment to our users or be as well-trained as our own employees and we have less control over the services provided by them than our own employees. We typically enter into service agreements with third-party BPOs on an annual basis or for a longer term. In the event that one or more of these third-party BPOs unexpectedly become unable or unwilling to provide some or all of these services to us, our own employees may not be able to provide the necessary range of customer services. If these outsourced customer service representatives fail to perform in accordance with the terms of our agreements with third-party BPOs or fail to provide satisfactory customer service, or if waiting times are too long due to the high volume of calls from users at peak times, we may fail to meet user expectations and our brand and user loyalty may be adversely affected. Any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose users and market share.

We outsource provision of member services to third-party service companies and they hire, train and compensate service managers at our request. Service managers enter into service contracts with third-party service companies and are not our employees. We currently work with four third-party service companies and enter into agreements with them on an annual basis or for a longer term. These third-party service companies select service managers based on the standards we provide in our agreements. While we may oversee the performance of service managers and request these third-party service companies to replace service managers that do not meet our standards, management of service managers through third parties may not be as timely and effective as were they our employees. If we are unable to enter into new agreements or extend existing agreements with these third-party service companies on terms and conditions acceptable to us, we may lose service managers. We may not be able to find alternative third-party service companies to provide similar services in a timely and reliable manner, or at all. Accordingly, our members may not receive sufficient training or support for promoting the products sold on our platform and they may become less motivated to promote our products via their social networks. Any termination of our arrangements with these third-party service companies, or their refusal to select service managers for us, could have a material adverse effect on our business, financial condition and results of operations.

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

We sourced our products from 404 suppliers as of December 31, 2022. Third-party merchants under our marketplace business are separately responsible for sourcing the products they sell on our platform. As of December 31, 2022, we had 644 third-party merchants on our online marketplace. We have been and may continue to be subject to allegations and lawsuits claiming that products sold or listed on our platform are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks and patents or other intellectual property rights, or that content posted on our user interfaces or shared by members through their social networks contain misleading or inaccurate information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including proactively verifying the authenticity and authorization of products sold on our platform through conducting offline investigations and immediately removing any counterfeit or illegal products or misleading information found on our platform, these measures may not always be successful or timely.

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

Our net inventories have decreased in recent periods, from RMB135.2 million as of December 31, 2020 to RMB84.5 million as of December 31, 2021, and further to RMB54.7 million (US$7.9 million) as of December 31, 2022. Our inventory turnover days were 25.7 days in 2020, 29.7 days in 2021 and 38.4 days in 2022. The decreases in net inventories in 2021 and 2022 are primarily due to the decreases in merchandise sales during the same periods. We may include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

Allegations or lawsuits against us or our management may harm our reputation and business.

We have been, and may in the future be, subject to allegations or lawsuits in the ordinary course of our business brought by our competitors, customers, employees or other individuals or entities, including, among others, those involving our marketing practices and labor related disputes. If we are deemed to have violated relevant labor laws and regulations or if potential allegation or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and customer base and distract our management from our daily operations. The outcome of any allegations or lawsuits is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any allegations or lawsuits against us could cause us to pay damages, incur legal and other costs and may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our customer base and our ability to attract app developers and members. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of any allegations or lawsuits could have a material adverse impact on our business, results of operation and cash flows.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2022. In addition, our independent registered public accounting firm attested and reported the effectiveness of our internal control. See the attestation report on page F-2 issued by our independent registered public accounting firm for further details. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or the MOFCOM, the MIIT, the SAMR, the CAC, the National Radio and Television Administration, or the NRTA, and other governmental authorities in charge of the relevant categories of products sold and services provided by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our operation of social e-commerce platform, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits for our business operations. Although we hold all material licenses and permits that are necessary to our business, including, among others, the VATS license, the Production and Operation of Broadcasting and Television Programs Permit, internet drug information service qualification certificate, the record-filing of third-party platforms providing online trading service for medical devices, record-filing for business operations of class two medical devices, and publication operation permit, we can not guarantee that we have obtained all licenses, permits and filings for selling certain specific products or services on our platform from time to time. See “Item 4. Information on the Company—B. Business Overview—Regulations—Licenses, Permits and Filings.” For example, we have not obtained the internet audio-visual program transmission license for the audio-visual program services on our platform, for which we are not qualified to apply according to current applicable laws and regulations. In addition, we have not completed filing for distributing publications and providing live streaming services on our platform, and as of the date of this annual report, we have not been informed that we shall make such filing by any government authorities. We are in the process of applying for these licenses, permits and filings as permitted by relevant laws, regulations and practice of relevant PRC governmental authorities.

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

Some of our members engaged in sales promotion activities through our live streaming sessions on our Yunji app, on our Yunji Endorsement app and through our official account on other live streaming platforms, and they interacted and exchanged information with our users and generated and distributed content. However, because a majority of the communications through our live streaming sessions and on our platforms was conducted in real time, we were unable to verify the sources of all information communicated or posted thereon or examine the content generated by our members and users before they were posted. We also allowed users to upload user-generated content on our platform. It is possible that activities of users or the content uploaded on our platform by users may engage in illegal, obscene or incendiary conversations or activities, including inappropriate or illegal information or content that may be deemed unlawful under PRC laws and regulations or that may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, intellectual property rights or other rights infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We also may face liability for intellectual property rights infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Under relevant PRC laws and regulations, online service providers, which provide storage space for users to upload works, may be held liable for copyright infringement under various circumstances pursuant to applicable PRC laws and regulations, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities. In certain cases in China, the courts have found an online service provider to be liable for the copyrighted content posted by users which was accessible from and stored on such provider’s servers. Defending any such actions could be costly and involve significant time and attention of our management and other resources, and there can be no assurance that we will obtain final outcomes that are favorable to us. In addition, if it is found that we have not adequately managed the information or content on our platform, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

We lease properties in China, mainly for offices and warehouse facilities. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. We may not be able to find alternative properties to lease in a timely and reliable manner, or at all. Some of the leased properties were also subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. We have subleased a portion of our leased properties to our PRC subsidiaries, the VIEs and their subsidiaries as well as other third parties.

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

We adopted a share incentive plan in 2017, which was amended and restated in its entirety in March 2019 and referred to as the 2019 Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors, officers, consultants and other personnel to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2019 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of awards. As of February 28, 2023, the awards that had been granted to our directors, officers, employees, consultants and other personnel and remained outstanding included (i) 15,424,750 restricted share units, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 50,881,030 Class A ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date. In particular, on May 3, 2019, we were authorized by our board of directors to grant stock options and restricted share units to non-employees under the 2019 Plan, and granted options to purchase an aggregate of 10,409,050 Class A ordinary shares and 3,332,040 restricted share units to non-employees by batches during the year ended December 31, 2019. In addition, on January 1, 2020, we were authorized by our board of directors to grant 356,210 restricted share units to two external consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the reporting periods.

Our results of operations are subject to seasonal fluctuations which could result in volatility or have an adverse effect on the market price of our ADSs.

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during the Chinese New Year holiday season in the first quarter of each year. Furthermore, online sales in China are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year and we hold a special promotional campaign in the second quarter of each year, both of which can affect our results for those quarters. The decreases in our total revenues from quarter to quarter in 2020 and 2021 were primarily due to continual decreases in revenues from sales of merchandise as a result of continual increases in the proportion of our business contributed from our marketplace business platform from quarter to quarter in 2020 and 2021. The decrease in our total revenues from quarter to quarter in 2022 was primarily due to the negative impact of COVID-19 and the continued strategy to refine our product selection across all categories and optimize our selection of suppliers and merchants, causing near-term decreases in sales. Revenues generated under our marketplace business were recognized on a net basis, while revenues generated under our merchandise sales business were recognized on a gross basis. The decreases in our total revenues from quarter to quarter in 2021 were primarily due to our strategy to refine our product selection across all categories and carefully curate products to implement our megahit product pool initiative focusing on the development of private labels and exclusive products and our long-term growth strategy to focus on profitability, which led to optimization of our suppliers and merchants during this refinement process, causing decreases in both our marketplace business and merchandise sales. Due to the foregoing factors, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

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

In the years ended December 31, 2020, 2021 and 2022, our operating cash flow was negative. It is possible that we will continue to have negative cash flow in the future. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

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

Currently, substantially all of our sales of products are generated online through our mobile platform and mini program. Therefore, the satisfactory performance, reliability and availability of our mobile platform are critical to our success and our ability to attract and retain users. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our mobile platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide products and services could be adversely affected. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give users access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platform. Service interruptions prevent users from accessing our mobile platform and placing orders, and frequent interruptions could frustrate users and discourage them from attempting to place orders, which could cause us to lose users and in turn suppliers and third-party merchants and harm our operating results.

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

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers), and foreign investors are prohibited from engaging in the distribution of audio and video products in China via the internet in accordance with the Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated in 2021.

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

We are an exempted Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet content-related services. As a result, we conduct such business activities through two of the VIEs, (i) Yunji Preferred, whose wholly-owned subsidiary holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services); and (ii) Hangzhou Chuanchou, who holds a VATS License for internet content-related services (excluding information search and inquiry services and real-time interactive information services). Yunji Preferred is 99.0099% owned by Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, and 0.9901% owned by Mr. Huan Hao, a beneficial owner of the shares of our company and our former chief technology officer. Mr. Shanglue Xiao and Mr. Huan Hao are PRC citizens. Hangzhou Chuanchou is 100% owned by Mr. Wenwei Shu, a nominee of our company. Mr. Wenwei Shu is PRC Citizen. Our WFOE has entered into a series of contractual arrangements with the VIEs (including Yunji Preferred and Hangzhou Chuanchou) and their respective shareholders, which enable us to:

•	direct the activities of the VIEs;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP. In 2020, 2021 and 2022, we derived 24.4%, 23.8% and 30.3% of our total revenues from the VIEs, respectively.

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

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the NPC approved the Foreign Investment Law, which took effect on January 1, 2020, and on December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether the variable interest entities that we direct business operations through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our ability to direct the business operations of the VIEs through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the MOFCOM, and the National Development and Reform Commission, or NDRC, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our ability to direct the business operations of the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to direct the business operations of the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to direct the business operations of the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring the relevant portion of our business operations as direct ownership would be.

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

Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, one of the VIEs, holds our VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services) and our Production and Operation of Broadcasting and Television Programs Permit. In the event we are unable to enforce our contractual arrangements, we may not be able to direct the activities of and derive economic benefits from Yunji Preferred, and our ability to conduct these businesses may be negatively affected.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have potential conflicts of interest with us. For example, Mr. Shanglue Xiao and Mr. Huan Hao are the shareholders of Yunji Preferred, one of the VIEs. Mr. Shanglue Xiao is the chairman of our board of directors and our chief executive officer and Mr. Huan Hao is a beneficial owner of shares of our company and our former chief technology officer. The shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to direct the business operations of the VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of the VIEs divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our ability to direct the activities of and derive economic benefits from the relevant VIE. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our ability to direct the business operations of the relevant VIE or have to maintain such ability by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs.

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

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023, under which PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. There remain substantial uncertainties about the interpretation, application and implementation of the Overseas Listing Trial Measures. For more details of the Overseas Listing Trial Measures, please refer to “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Overseas Listings and M&A.”

Furthermore, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations.

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Cybersecurity Review Measures and the Regulations on the Network Data Security Management (Draft for Comments), are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the CAC (with the involvement of the State Council Information Office, MIIT, and the MPS). The primary role of the CAC is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. The Confidentiality Provisions which took effect on March 31, 2023 also provide that where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a domestic company concerning its overseas offering and listing, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the domestic company shall first obtain approval from the CSRC or other competent PRC authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. While detailed interpretation of or implementation relevant rules have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows.

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

In light of the flood of capital outflows of China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in China or generated by a PRC entity to fund our operations outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the Decision to Amend the Anti-Monopoly Law, which became effective on August 1, 2022. Such amendment stipulates that where a concentration of undertakings does not meet the threshold for declaration set by the State Council, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the law enforcement agencies may order the relevant participants to file the concentration of undertakings. Enforcement agencies have a wide discretion in their enforcement actions. Certain transactions may not trigger reporting requirements prima facie but turn out to be subject to relevant reporting obligations. Not only ongoing transactions, but also historical transactions are subject to their enforcement review. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges.

Since the Anti-Monopoly Guidelines for Internet Platforms and the amendments to the Anti-Monopoly Law are relatively new, uncertainties still exist in relation to their interpretation and implementation. Although we do not believe we engage in any foregoing situations, we cannot assure you that our business operations will comply with such regulations in all respects, and any failure or perceived failure by us to comply with such regulations may result in governmental investigations, fines and/or other sanctions on us.

MOFCOM approvals may be required for our acquisitions of certain PRC subsidiaries.

Pursuant to the M&A Rules, if an overseas company established or controlled by PRC companies or individuals, or the PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. Our WFOE acquired certain PRC subsidiaries that were wholly owned, directly or indirectly, by Yunji Sharing, in 2018. Such acquisitions may be subject to MOFCOM approvals, but were not submitted to the MOFCOM for approval. There is no definite penalty provided under M&A Rules for failure to obtain the MOFCOM approval in any transaction where such approval is required. If it is determined that MOFCOM approvals are required for the acquisitions, we may be required to revert the transactions. Nevertheless, considering that all the PRC subsidiaries involved in such transactions were wholly owned, directly or indirectly, by Yunji Sharing, which is one of the VIEs, before the acquisitions, and the acquisition of the PRC subsidiaries are inter-group companies transactions, we understand that the failure to obtain the MOFCOM approvals for the acquisitions of the PRC subsidiaries will not have a material adverse effect on our financial condition and results of operations. We conducted a few other inter-group restructuring transactions in 2019, which may also be subject to MOFCOM approvals, but were not submitted to the MOFCOM for approval. For example, our WFOE acquired Shanghai Suye Cosmetics Co., Ltd, or Shanghai Suye, which was owned by an affiliated entity of Mr. Shanglue Xiao, in January 2019, and Shanghai Suye was then transferred to Yunji Preferred from our WFOE in February 2019.

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

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Labor Protection in the PRC—Employee Stock Incentive Plan.”

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, which was last amended in December 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

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

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “YJ.” On September 27, 2021, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that because the closing bid price of our ADSs for the last 30 consecutive business days was below US$1.00 per share, we did not meet the Nasdaq minimum bid price requirement, set forth in Nasdaq Listing Rule 5450(a)(1). On March 23, 2022, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of our ADSs has been at $1.00 per ADS or greater for 10 consecutive business days, and we have regained compliance with the Nasdaq Listing Rule 5450(a)(1). On January 11, 2023, we received another letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer meet the Nasdaq minimum bid price requirement, set forth in Nasdaq Listing Rule 5450(a)(1). We have until July 10, 2023 to regain compliance with Nasdaq’s minimum bid price requirement.

Although we are monitoring the closing bid price of our ADSs, there can be no assurance that we will be able to regain compliance with the Nasdaq minimum bid price requirement or our ADSs will remain in compliance with the Nasdaq Global Market continued listing requirements going forward. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the value of an investment in our ADSs will be materially and adversely affected.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

Since our ADSs became listed on the Nasdaq Global Market on May 3, 2019, the trading price of our ADSs has fluctuated significantly. The trading prices of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

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

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income (the “income test”) or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including unbooked goodwill (the value of which is determined by reference to the market value of our ADSs), it is likely that we were a PFIC for the taxable year ended December 31, 2022, and could continue to be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

If we are a PFIC in any taxable year during which a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such holder holds our ADSs or ordinary shares, even if we subsequently cease to be a PFIC. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

As of February 28, 2023, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 85.6% of our total outstanding ordinary shares. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On March 16, 2022, our board of directors authorized a share repurchase program to repurchase up to US$20 million of our ordinary shares (including in the form of ADSs) over the next six months through September 15, 2022. On August 25, 2022, our board of directors approved to extend the term of the share repurchase program for another six months through March 15, 2023. The share repurchase program, authorized by our board of directors, does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs.

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

As of February 28, 2023, the chairman of our board of directors and our chief executive officer, Mr. Shanglue Xiao, beneficially own an aggregate of 949,960,000 Class B ordinary shares, which represent 90.5% of our total voting power. Therefore, Mr. Shanglue Xiao has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2020, 2021 and 2022. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

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

In February 2018, Yunji Holding Limited established a wholly-owned subsidiary in China, Yunchuang Sharing. In April 2018, we gained the ability to direct the business operations of Yunji Sharing through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Sharing and its shareholders. The contractual arrangements with Yunji Sharing were subsequently amended and restated in December 2018.

In June 2018, Yunji Preferred, was established. In the same month, we gained the ability to direct the business operations of Yunji Preferred through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Preferred and its shareholders. The contractual arrangements with Yunji Preferred were subsequently amended and restated in December 2018. We have migrated all of our business operations under Yunji Sharing and its subsidiaries to Yunji Preferred and Yunchuang Sharing and their subsidiaries.

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

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements” for a discussion of our capital expenditures.

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

Members are the key participants on our platform and drivers of our substantial growth. Our members gain access to a dedicated app and mini program that provides access to a curated selection of products, exclusive membership benefits and features, including discounted prices. Our membership system has experienced various changes in the past few years. Currently, one can become a member of our platform by accepting invitation from existing members, and continued membership eligibility will be contingent upon meeting a certain cumulative spending threshold or certain other requirements. In addition, members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. See “—Our Member Community—Members” for more details of the previous changes in our membership system.

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

We are extremely focused on the quality and pricing of our products under both the merchandise sale business and the marketplace business. We have been intentionally maintaining a balance between expanding the product category coverage to meet our users’ evolving demand and controlling the number of SPUs in each category to ensure that we only offer curated products with high value and quality to our users. As a result, we offered an average of 17,090, 10,919 and 7,631 SPUs on our platform on a daily basis in December 2020, December 2021 and December 2022, respectively.

We currently generate revenues mainly by selling products directly on our platform to users, including both members and non-members, and earning commissions on the sales of products by third-party merchants on our platform. Our total revenues were RMB5,530.3 million, RMB2,155.4 million and RMB1,154.1 million (US$167.3 million) in 2020, 2021 and 2022, respectively. We recorded net loss of RMB138.4 million (US$20.1 million) in 2022, net income of RMB132.3 million 2021 and net loss of RMB151.7 million in 2020, respectively.

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

Yunji Platform

We conduct our social e-commerce business primarily through our flagship Yunji app. In addition, we create visually appealing interfaces in mini programs and HTML-5 webpages available in major social platforms in China, including WeChat, QQ, Weibo, to promote our platform and products. To reach a wider audience, we collaborate with content creators and post content on lifestyle platforms and live streaming platforms, such as Xiaohongshu and Douyin, to promote certain of our products or items. Through these promotional channels, potential users can learn about our platform and visit our mobile apps.

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

•

One can become a member of our platform by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the Yunji app or mini program. We require renewing members to meet a certain cumulative spending threshold or certain other requirements to continue as a member and enjoy membership benefits. In addition, members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. We modified the rules that administrated our membership system in the past few years. See “—Our Member Community—Members” for more details of the previous changes in our membership system.

•

The member can choose to view our product offerings on our user-friendly app interface by accessing our various sales formats, such as flash sale (特卖), channels (频道) and Yunji Dynamic Showcase. See “—Our Product Offerings—Sales Formats.”

•

The member can click on the desired product to view detailed product description and a short video that showcases the product and consider whether to make the purchase. In addition to the attractive price, the app also offers features to encourage the member to recommend his/her family, friends or other social contacts to purchase our products. In the product listings, the member can see the amount of incentives he/she will earn if someone purchases products via the links he/she shares through his/her social network. Our app provides the member with ready-to-use promotional materials containing product description, short videos and reviews, which can be easily posted on social network platforms such as WeChat, QQ and Weibo with the seamless integration of our platform with such social network platforms. The member may also create promotional materials on his/her own and share them with other members.

•

We also provide our members with community features to see what other members are buying and the sharing of their shopping experience, including product reviews, photos and short videos. In 2019 we introduced the live streaming function where members can host live video broadcasts to express their opinions on, share their experience with and promote to other members products on our platform. During the live streaming session, as the host member is sharing his/her experience and interacting with other users viewing the session, direct links to the products being discussed are displayed on the screen to facilitate convenient purchasing of the products. Similar to product referrals made by members via their social networks, the live streaming hosts receive referral incentives for products sold via their live broadcasts. In 2022, we strategically upgraded live streaming by emphasizing the development of short videos and content marketing in order to improve viewer conversion efficiency. By creating shorter, more digestible videos, we effectively retain those viewers who may not have enough time or patience to watch longer content.

•

We cater to the needs of our members. Due to the COVID-related restrictions in 2022, there has been a significant shift in consumer demand towards food and other essential items. We addressed this demand by placing the food channel under recommended channels, making it easier for members to find food-related content and products.

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

Members

One can become a member of our platform by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the Yunji app. Previously, the invitee can then become a member through purchasing a membership package, which consists of a set of selected products or services and access to the Yunji app containing membership benefits and features. Membership packages are offered at a fixed price, depending on the different selection of products or services included in the package. In order to stimulate our users’ interest in transacting on our platform and attract more members, starting in January 2020, we refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year period, the user may extend his or her membership for an extra year. We have ceased allowing users to become members free of charge since April 1, 2021 and required new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits until September 2022. Starting from October 2022, one can become a member of our platform by accepting invitation from existing members, and continued membership eligibility will be contingent upon meeting a certain cumulative spending threshold or certain other requirements. In addition, members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. We may further refine and develop our membership enrollment and benefits system to expand our membership base and encourage existing members to extend the length of their memberships by making purchases on our platform. Our members enjoy more attractive prices than non-member users when purchasing products on our platform, and receive incentives for promoting and initiating transactions of our products via their social networks and for inviting new members to our platform. The cumulative number of our members was approximately 29.5 million as of December 31, 2022.

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

Our members generally come from middle-class households and make purchase decisions for their respective households. The majority of our members are female. Our members typically spend much time on social networks and take an interest in discussing trends and sharing shopping experience and product information among their social contacts both online and offline. We offer social experience as an integral part of our member experience. Our members not only enjoy shopping as supported by membership benefits and features on our platform, but also can become more involved in the promotion of our products and platform and the building of our member community. Many of our members promote our products via their social networks, and some of them become influential opinion leaders within their social networks affecting the consumption preferences of many others. Our members also form groups and engage in interactive activities both online and offline based on their existing social network, geographic locations and interests, which allow them to obtain relevant product information more easily, establish trust relationships amongst themselves and keep them engaged with our platform. We facilitate member groups to provide support to members and enable further communication among members. The grouping system helps us enhance member engagement and promote community value. In particular, we encourage members to form neighborhood-based groups based on geographic proximity which allows for easier and more frequent organization of offline events to foster social interaction and enhance the trust relationship amongst our members. The majority of our offline events were not intended to drive product sales or promotions, but instead to provide our members with opportunities to learn something new, share their experience and better interact with each other. As a result, our offline events have attained positive feedback from our members and have played a key part in the continual enhancement of member engagement and loyalty on our platform. In 2022, we had approximately 81.8% repeat purchase rate from our transacting members.

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

We promote the use of short videos to better introduce our products to our members and users and promote further social sharing. Accordingly, we have on-boarded a group of service managers with the appropriate skills to create content-driven short videos introducing and selling the products on our platform. Other service managers could also share the short videos to members to promote sales.

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

As of December 31, 2022, our members were served by more than 110,000 service managers. Service managers provide training and support to our members, including teaching members how to use our apps and platform, responding to questions from members on a daily basis, and organizing both online and offline training courses to share their sales experience. Service managers also facilitate members’ product sales, including monitoring and collecting member feedback on a real-time basis, designing and implementing marketing strategies for popular products in the member group, and helping to address member queries related to our products.

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

Our Product Offerings

We offer broad coverage of product categories from mainstream brands, emerging brands and private labels on our platform under the combination of our merchandise sales business and our marketplace business with an aim of catering to the various daily needs of our users and their households, including beauty and personal care, healthcare products, household goods, cloths, food and fresh produce, computer and electronics, apparel, bags and cases, baby and maternity products and home appliances. Our top product categories that each contributed to more than 10% of our GMV are (i) beauty and personal care, food and fresh produce, apparel, bags and cases, computer and electronics and online virtual services in 2020, (ii) beauty and personal care, food and fresh produce, apparel, bags and cases in 2021, and (iii) beauty and personal care, food and fresh produce, apparel, bags and cases in 2022, while each of the other product categories contributed less than 10% of our GMV in each of 2020, 2021 and 2022. Within each product category, we offer carefully curated items meeting the preferences of our users with attractive pricing. In December 2020, December 2021 and December 2022, we offered an average of 17,090, 10,919 and 7,631 SPUs for sale on our platform on a daily basis, respectively. In December 2021 and December 2022, products offered under our marketplace business accounted on average for 87% and 83% of SPUs for sale on our platform on a daily basis, respectively.

Product and Supplier Selection

For our merchandise sales business, our product procurement team, consisting of 183 employees as of December 31, 2022, possess extensive knowledge and understanding of existing and potential users’ needs and preferences, and our big data capabilities enable us to better analyze market trends and understand customer behavior. We reflect such knowledge and understanding in product selection and when working with our suppliers and when developing our private labels. This customer-to-manufacturer (C2M) model allows us to source products in response to evolving customer needs and preferences, and enable us to help our suppliers, especially our manufacturing partners, provide products better designed for end customers and manage regional inventory storage. From time to time, we are directly involved in the product design process of our manufacturing partners. We review and continually monitor the performance of each SPU based on a few key dimension, in particular revenue contribution and margin, and suspend and replace SPUs with poor performance each month.

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

Sales Formats

We offer products in various sales formats on our platform, such as flash sale, channels and Yunji Dynamic Showcase, through each of which users could view our product offerings.

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

Yunji Dynamic Showcase. We create short promotional videos for our featured products. The showcase features a wide range of products selected from our private labels, gourmet food, and trending mega-hit products from the live streaming channels. Service managers can explore the showcase’s products, choose the ones they are interested in, and conveniently generate product-related content to share with members or on social media.

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

In addition, we engage in minority-interest equity investments in high-quality manufacturers and innovative brands, combining their unique manufacturing capabilities and supply channels with our deep understanding of end customers through our various user analytics to develop innovative products through private labels specifically designed to meet the demands of our members and users, such as Yunji exclusive products. In addition to financial support, we also help to channel traffic to the products produced by such joint venture brands to help our members and users gain easy access to these quality products while also promoting the growth of such brands. In this way, we empower our manufacturer and brand partners with products improvement advices based on our understanding of market trends and insights on customer behavior and precise marketing and customer education through our active communities, thereby supporting our partners to achieve further growth. Our suppliers and third-party merchants included merchants of mainstream brands and emerging brands and manufacturing partners we cooperate with. Our private labels include Suye, Qing Zi Yang, Yuan Sheng Huang, Unibeauty, P&S Li Ba Tian, and Bai Yue Shan, among others. In particular, in 2021, we launched several private label food brands to sell high-quality food products and strengthen our food category offerings. As our private labels continue to grow and expand, some of their products are also now offered and sold on other third-party e-commerce platforms and live streaming platforms such as Tmall and Douyin.

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

Warehouses

We strategically select the locations for warehouse facilities and choose the type of warehouse facilities at these locations based on the density of orders we expect to be fulfilled. As of December 31, 2022, warehouse facilities in our fulfillment network included one central warehouse, seven regional warehouses, with an aggregate gross floor area of approximately 30,755 square meters in seven cities. As third-party merchants under our marketplace business handle the fulfillment logistics for the products sold on our platform themselves, demand for expansion of our fulfillment infrastructure has assuaged. We have started and will continue integrating and consolidating our warehouse facilities to enhance the efficiency in fulfilling orders placed from all areas in China under our merchandise sales business.

We cooperate with third-party vendors to operate our warehouse facilities. As of December 31, 2022, all of the 8 warehouses we use were operated by third-party vendors. We establish our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis.

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

Customer service team. We have a customer service team in our Hangzhou headquarters to provide real-time assistance to our users. Users can communicate with online representatives through our mobile apps. We train our customer service representatives to answer user inquiries and proactively educate potential users about our products and promptly resolve customer complaints. We typically enter into service agreements on an annual basis with third-party BPO companies to provide customer service. As of December 31, 2022, 37% of our customer service representatives were outsourced from third-party BPO companies and 63% were our employees.

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

Our Technology Team

We invest significant resources in research and development to improve our technology and develop solutions supporting our platform operations. We incurred RMB202.8 million, RMB124.9 million and RMB81.4 million (US$11.8 million) of technology and content expenses in 2020, 2021 and 2022, respectively.

Our technology team primarily consists of four groups. We have a team of engineers who focus on the development and implementation of new functions or features of our transaction and supply chain management systems. We have a team of research and development personnel who focus on technology development and providing user support services. A team of data scientists who leverage big data analytics to support our business decision making. We also have a team of IT personnel who provide internal system maintenance and system operations and development. As of December 31, 2022, our technology team had a total of 101 personnel.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2022, we owned 101 computer software copyrights in China relating to various aspects of our operations and maintained 1,131 trademark registrations inside China and 23 trademark registrations outside China. As of December 31, 2022, we had 288 trademark applications inside China. As of December 31, 2022, we had 27 patent applications pending in China. As of December 31, 2022, we had registered 43 domain names, including www.yunjiglobal.com, among others.

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

We maintain official accounts on various social networking and live streaming platforms in China to continuously engage and communicate with our members and to promote awareness of our brand. We utilize diverse content formats for our online marketing, such as short-form video and live streaming, which enables us to better present and promote our products sourced from our quality supply chain, especially our private label products and products developed through our collaboration with emerging brands. We also engage passionate members and service managers as well as KOLs to host live streaming sessions to promote our products on various live streaming platforms. In particular, we have established online store and video account on Douyin’s e-commerce business and will utilize the live streaming platform to introduce and promote more quality products sourced from our supply chain to a broader range of consumers. In addition, we also organize product category-specific educational live streaming sessions through our official accounts to help consumers gain general knowledge that will help them make well-informed consumption.

Moreover, to promote our private label brands such as Suye, Qing Zi Yang and Yuan Sheng Huang, we have launched various marketing initiatives, including appointing celebrity brand ambassadors, featuring them in promotional materials, conducing marketing events through video and short-video platforms, KOL promotion on livestreams and offline advertising activities.

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

Regulations Relating to Foreign Investment

Guidance Catalog of Industries for Foreign Investment

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment jointly promulgated by the MOFCOM, and the NDRC on June 28, 1995, as amended. The Guidance Catalog of Industries for Foreign Investment was repealed by (i) the 2021 Negative List, which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and took effect on January 1, 2022, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the MOFCOM and the NDRC on October 26, 2022 and took effect on January 1, 2023. Industries that are not listed in either the 2021 Negative List or the 2022 Encouraged Catalog are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. According to the 2021 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center). As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and the joint ventures are required to obtain approval from the MOFCOM and the MIIT for their incorporation and business operations.

In order to coincide with the implementation of the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law, the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises, or the FIEs, shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No.62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SMAR on December 28, 2019 further refine the related rules.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, promulgated by the State Council in December 2001 and most recently amended in March 2022 and which became effective on May 1, 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except as otherwise stipulated by the state. The foreign investors must apply for VATs license to operate value-added telecommunications services from the MIIT. The Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) issued the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MII Notice, in July 2006. The MII Notice reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under the MII Notice, a domestic company that holds operating license for telecommunications business is prohibited from leasing, transferring or selling the license to foreign investors in any form, and is prohibited from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

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

To comply with PRC laws and regulations, we rely on contractual arrangements with the VIEs to operate our e-commerce business in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership.”

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

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, the MIIT, the MOFCOM, the SAMR, the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the NRTA), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, on-line sales and e-commerce.

We are required to hold certain licenses and permits and to make certain filings with the relevant PRC governmental authorities in connection with various aspects of our business, including the following:

Value-Added Telecommunication Business Operating Licenses

The PRC Telecommunications Regulations, or the Telecom Regulations, which were issued by the State Council in 2000 and were most recently amended in February 2016, are the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC entities. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, on December 28, 2015 and implemented on March 1, 2016, and most recently amended on June 6, 2019. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e. operating e-commerce business) and information service business, continue to be categorized as value-added telecommunication services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which was most recently amended on July 3, 2017 and became effective on September 1, 2017. Pursuant to the Telecom Permit Measures, the operation scope of the value-added telecommunication business operating license, or VATS license, shall detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its VATS License. The VATS Licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, including among others, the VATS License for internet information services, or the ICP License, and the VATS License for electronic data interchange business, or the EDI License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders, business scope or other information recorded on such license. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for foreign investment in telecommunications business with post-registration approval requirement.

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

Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, one of the VIEs, holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services). Zhejiang Jixiang E-commerce Co., Ltd., or Zhejiang Jixiang, a wholly-owned subsidiary of Jishang Preferred, holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries) and information services (internet information services only, excluding information search and query services, information community services, timely information interaction services and information protection and processing services). Hangzhou Chuanchou, one of the VIEs, hold a VATS License for information services (internet information services only).

Filing by Third-Party Platforms Providers for Publications Online Trading Services and by Sellers of Publications via Online Trading

We are also subject to regulations relating to online trading platform services provided for distribution of publications including books and audio-video products. According to the Provisions on the Administration of the Publication Market, or the Publication Market Provisions, which were jointly promulgated by General Administration of Press and Publication and the MOFCOM in May 2016 and implemented in June 2016, an online trading platform that provides services for the distribution of publications shall complete record-filing formalities with the competent publication administrative authority, and is required to examine the identity of a dealer distributing publications through the platform, verify its business license and Publications Operation Permit, establish a mechanism to prevent and control the trading risks and take effective measures to rectify illicit actions conducted by the dealers distributing publications on the platform. If any entity subject to such requirements fails to complete the filing or fails to fulfill the relevant duties of examination and management in accordance with the Publication Market Provisions, it may be subject to an order to cease illegal acts and a warning by the competent publication administrative authority, as well as a penalty not exceeding RMB30,000.

Pursuant to the Publication Market Provisions, an entity engaged in the wholesale or retail of publications shall obtain an operation permit for publications. If an entity fails to obtain operation permit for publications, it may be subject to an order to cease illegal acts, fines or confiscation of illegal gains and devices, equipment used for the illegal business operation. In cases where an entity that is engaged in the distribution of publications via the internet or other information networks within the approved business scope has obtained the operation permit for publications, such entity shall complete its record-filing formalities with the publication administrative department that has approved its business scope within 15 days after launching its online distribution business. Zhejiang Jiyuan Network Technology Co., Ltd. holds an operation permit for publications whose scope includes online and retail sales of publications. Zhejiang Jixiang holds an operation permit for publications whose scope includes retail of publications and online publishing and has not completed on-line platform filing for distributing publications on the online platform, since such filing for online distribution business has not been open for trading platform services provided through mobile applications like Yunji app in practice. Zhejiang Jixiang will submit its record-filing application with the competent authority for providing services for distribution of publications as soon as practical.

Filing by Third-Party Platforms Providers for Medical Device Online Trading Services and by Sellers of Medical Devices via Online Trading

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, which was most recently amended on February 9, 2021 and became effective on June 1, 2021, an enterprise engaging in the operation of medical devices shall have business premises and storage facilities suitable for the operation scale and scope, and shall have quality control mechanism or personnel suitable for the medical devices it operates. An enterprise engaged in the distribution of class two medical devices shall complete record-filing formalities with the drug regulatory department of the municipal government and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices, while an enterprise engaged in the distribution of class three medical devices shall apply for an operation permit with the drug regulatory department of the municipal government and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices. Zhejiang Jixiang completed the record-filing of third-party platforms providing online trading service for medical devices in August 2020. Zhejiang Jiyuan completed the record-filing for its operation of class two medical devices in September 2020. Zhejiang Jixiang completed the record-filing for its operation of class two medical devices in October 2021.

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

Pursuant to the Medical Devices Online Sale Measures and the Measures for Online Drug Information Service, a seller of medical devices via online transactions shall complete record-filing procedures with the competent food and drug administrative department, or such seller may be ordered to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of up to RMB10,000. Jishang Preferred obtained the Internet Pharmaceutical Information Services Qualification Certificate in March 2019 and completed the record-filing application for its online trading services for medical devices in April 2019.

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

According to the Administrative Regulations on Production of Broadcasting and Television Programs, which was promulgated by the SARFT on July 19, 2004 and partly amended by the Decision of the State Administration of Press, Publication, Radio, Film and Television on Revising Certain Regulations and Normative Documents on August 28, 2015 and the Decision of NRTA on the First Batch of Departmental Rules to be Repealed or Amended on October 29, 2020, an entity engaged in producing broadcasting and television programs shall obtain the Production and Operation of Broadcasting and Television Programs Permit. If an entity engages in producing broadcasting and television programs without such permit, the relevant governmental authority may order such entity to cease its operations and confiscate its relevant equipment and impose a fine. We provide and display video programs on our apps, and therefore, are required obtain the Production and Operation of Broadcasting and Television Programs Permit. Jishang Preferred currently holds the Production and Operation of Broadcasting and Television Programs Permit. Beijing Feiyun Huyu Technology Co., Ltd, or Beijing Feiyun, a wholly-owned subsidiary of Yunji Preferred, obtained the Production and Operation of Broadcasting and Television Programs Permit in June 2020, which was renewed on May 23, 2022 and will be valid until May 23, 2024. Zhejiang Jixiang obtained the Production and Operation of Broadcasting and Television Programs Permit in April 2021.

The State Administration of Press, Publication, Radio, Film and Television, which is the predecessor of NRTA, issued the Notice on Strengthening the Management of Live Streaming Service for the Network Audio-visual Programs in September 2016, pursuant to which an internet live streaming service provider shall (i) equip personnel to review the content of the live-stream; (ii) establish the technical methods and work mechanisms in order to emergently replace the unlawful content by using backup program; (iii) record the live streaming program and keep records for at least 60 days to fulfil the inspections requirements from the competent administrative authorities. The CAC promulgated the Administrative Provisions on Internet Live Streaming Services in November 2016, pursuant to which an internet live streaming service provider shall (i) establish a live streaming content review platform; (ii) conduct authentication registration of internet live streaming issuers based on their identity certificates, business licenses and organization code certificates, etc.; and (iii) enter into a service agreement with internet live streaming services user to specify both parties’ rights and obligations.

According to the Notice of Filing by Entities Engaged in Live Streaming Services which was issued by the CAC on July 12, 2017, an entity that operates as a transmission platform for live streaming activities shall complete record-filing procedures with local branch of the CAC, and local branch of the CAC shall take the initiative to notify online live-streaming service enterprises within their jurisdiction to conduct record-filing, and urge the relevant enterprises to submit materials on site within 30 days upon receipt of the notice. As of the date of this annual report, we have not been informed that we shall make such record-filing by any government authorities. According to the Circular on Strengthening the Administration of Online Live Services which was issued jointly by National Working Group of Attacking Pornography and Illegal Publications, the MIIT, the MPS, the Ministry of Culture and Tourism, the SARFT and the CAC on August 1, 2018, online live streaming service providers shall fulfill the website ICP filing formalities with competent authority according to applicable laws, and shall fulfill the public security filing formalities with the local public security organs within 30 days of their live services being launched. Moreover, the CAC, the MPS, the MOFCOM, the Ministry of Culture and Tourism, the SAT, the SAMR, the NRTA jointly issued Administrative Measures for Online Live Streaming Marketing (Trial) on April 23, 2021, pursuant to which online live streaming marketing platforms are required, among other things, to set up a system to internally rank streamers by metrics such as views and transaction volumes, and take heightened regulatory measures in relation to key live streaming operators. In addition, online live streaming marketing platforms are also required to establish and maintain risk management systems to guard against high-risk marketing activities, including taking measures such as pop-up warnings, limiting traffic, and suspending live streaming. On October 29, 2019, SARFT issued the Notice on Strengthening Administration of Online Audio-visual and E-commerce Live Programs and Advertising Programs During the “Double 11” Period, pointing out that online audio-visual e-commerce live programs and advertising programs (including information services, product placement, creative interpolation, live streaming shopping, short-video shopping, etc.) are important components of online audio-visual program services, and the content of the programs shall comply with both advertising management laws and regulations and relevant regulations on the management of online audio-visual programs. However, there are substantial uncertainties as to the interpretation and implementation of this notice, and it is unclear as to whether and to what extent companies engaged in live streaming shopping will be subject to these new requirements. We have no longer provided the live-stream shopping service on our own platforms, and we strategically upgraded live streaming by emphasizing the development of short videos and content marketing since 2022.

On June 8, 2022, the NRTA and the Ministry of Culture and Tourism jointly released the Code of Conduct for Live Streaming Hosts, which came into effect on the same day. According to such code, online performance platforms, online audio-visual platforms and brokerage agencies must strictly perform their statutory obligations, establish and improve the entry, training, daily management, performance scoring files and management and other internal systems and norms on live streaming hosts. The live streaming hosts who violate the applicable regulations and rules should be warned, and the live streaming hosts with serious problems and repeated indiscipline shall be included in the “blacklist” or “warning list” and be prohibited from conducting any live streaming activities by use of any account of any platform.

Zhejiang Jixiang updated ICP filling in August 2022, and obtained the VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries) and information services (internet information services only, excluding information search and query services, information community services, timely information interaction services and information protection and processing services) on May 22, 2019. Zhejiang Jixiang obtained the Production and Operation of Broadcasting and Television Programs Permit in April 2021.

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

Regulations Relating to Financing Lease

On September 18, 2013, the MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

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

(i)

Responsibilities of the different parties in the operation of cosmetics. Firstly, the Supervision Regulations for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety re-evaluation of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or filing the record for cosmetics shall be subject to the supervision of the National Medical Products Administration, or the NMPA. Secondly, an applicant for registration or record-filing of cosmetics may entrust another enterprise (OEMs) with the production of cosmetics. The OEMs shall obtain the corresponding license for production of cosmetics and shall carry out production in accordance with the laws, regulations, mandatory national standards, technical specifications and contractual agreements, and be responsible for production activities and accept the supervision of the applicant for registration or record-filing of cosmetics. With respect to our business operation, we will become the applicant for registration or record-filing of cosmetics under the Supervision Regulations and undertake main responsibilities for quality, safety and effectiveness claims of our cosmetics products.

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

The Administrative Provisions on the Labeling of Cosmetics, which was promulgated in August 2007 by the General Administration of Quality Supervision, Inspection and Quarantine and became effective in September 2008, requires labels of cosmetic products to contain information such as name and address of the producers, date of production, expiry date, batch number, applicable industrial standards, quality inspection certificates, and production license number. No claim or implication that a cosmetic product has medical or therapeutic effects is permitted to be included in the labels of such cosmetic product. The Administrative Measures on the Labeling of Cosmetics, which was promulgated in May 31, 2021 by the NMPA and became effective on May 1, 2022, further requires labels of cosmetic products to contain basic product information, characteristics and safety warnings. Cosmetic products shall have Chinese labels, which shall contain information such as the Chinese name of the products, special cosmetic registration certificate number, name and address of the registrants and the filers, name and address of the producers, standard number of product implementation, full components, net contents, expiry date, necessary safety warnings, etc.

Regulations Relating to E-Commerce

On March 24, 2016, the SAT, the Ministry of Finance, or the MOF, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-Commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

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

Regulations Relating to Cyber Security, Data Security, National Security and Personal Information Protection

Internet information in China is regulated from a national security standpoint. The NPC, has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated the Administrative Measures for the Computer Information Network and Internet Security Protection in December 1997 and amended in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.

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

On November 28, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the MPS jointly issued the Notice on the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, which aims to provide reference for supervision and administration departments, provide guidance for APP operators’ self-examination and self-correction, as well as social supervision by netizens. The Method further elaborates the forms of behavior constituting illegal collection and use of the personal information, which include: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

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

In addition, according to the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which was promulgated by the CAC in 2016, the mobile internet applications providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including, among others, adopting a real-name system, protection of users’ information, and examination and management of information content. The CAC amended the Mobile Application Administrative Provisions in June 2022, which effective from August 1, 2022, and emphasizes that mobile internet applications providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. The application providers shall not compel the user to agree to the processing of personal information for any reason, and shall not refuse the user to use its basic functions and services as the user does not agree to provide non-essential personal information.

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, or the Account Information Provisions, which became effective from August 1, 2022. The Account Information Provisions apply to the registration, use, and management of internet users’ account information by internet information service providers. The Account Information Provisions stipulate that internet information service providers shall, in accordance with laws, administrative regulations and relevant state regulations, formulate and disclose internet user account management rules and platform conventions, sign service agreements with internet users, and clarify the rights and obligations related to account information registration, use, and management. The Account Information Provisions also requires that the internet information service providers shall protect and handle internet users’ account information in accordance with law, and take measures to prevent unauthorized access and leakage, tampering, and loss of personal information. The internet information service providers shall set up convenient complaints and reporting portals in prominent locations, publicize complaints and reporting methods, improve mechanisms for acceptance, screening, disposal, and feedback, clarify processing procedures and time limits for feedback, and promptly handle complaints and reports from users and the public. Failure to comply with the above requirements may subject to warning, be ordered to rectify within a prescribed time limit and may be imposed a fine ranging from RMB10,000 to RMB100,000.

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

On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments). Such draft regulation provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and the data processors conducting the following activities shall apply for cybersecurity review in accordance with the relevant regulations: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, such draft regulation also provides that (i) the operators of large Internet platforms who set up headquarters or, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities and (ii) a data processor processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 of each year. As of the date of this annual report, the Regulations on the Network Data Security Management (Draft for Comments) has not been formally adopted.

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

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within 6 months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

On December 8, 2022, the MIIT published of the Administrative Measures for Data Security Management Measures in the Field of Industry and Information Technology (Trial), or the Data Security Measures in the IT Field, which came into effect on January 1, 2023. The Data Security Measures in the IT Field requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied, and conduct data security risk monitoring. It also provides the definitions of “core data” and “important data” in the field of industry and information technology.

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

Copyright

The PRC Copyright Law, or the Copyright Law, which was last amended on November 11, 2020, and became effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

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

Patent

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 with the current effective version took effect from June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council in June 2001 and last amended in January 2010, the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the National Intellectual Property Administration for confidentiality examination.

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

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions of the State Council on the Establishment of a Unified Program for Old-Aged Pension Insurance issued on July 16, 1997, the Decisions of the State Council on the Establishment of the Medical Insurance Program for Urban Workers promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, which was amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended in March 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

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

On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

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

Regulations relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

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

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

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

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015 and latest amended in March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

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

According to the FIE Record-filing Interim Measures, the Regulations on the Registration of Market Entities, which was promulgated by the State Council on July 27, 2021, and became effective on March 1, 2022, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the State Administration for Market Regulation or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

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

Regulations on Anti-monopoly

On August 30, 2007, the SCNPC adopted the PRC Anti-Monopoly Law, which was recently amended on June 24, 2022 and became effective on August 1, 2022. According to the Anti-Monopoly Law of the PRC and other relevant regulations, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the PRC Anti-Monopoly Law enforcement authority under the State Council. The fines for illegal concentration of business operators shall be “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” Pursuant to the PRC Anti-Monopoly Law, the relevant authority may require the operators to make a declaration where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

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

On December 27, 2021, the NDRC and the MOFCOM jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC, as approved by the State Council, released the Overseas Listing Trial Measures. According to the Overseas Listing Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Overseas Listing Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Overseas Listing Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Overseas Listing Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Overseas Listing Trial Measures.

On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality Provisions, which became effective on March 31, 2023. The Confidentiality Provisions includes both overseas direct offerings and overseas indirect offerings. The Confidentiality Provisions provide that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC. Since the Confidentiality Provisions are relatively new, as of the date of this annual report, substantial uncertainties exist with respect to the interpretations and implementations of the Archives Rules.

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

Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat them and their subsidiaries as the consolidated VIEs under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that enable us to direct the activities of the VIEs

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

D. Property, Plant and Equipment

We are headquartered in Hangzhou, China and have leased an aggregate of approximately 9,943 square meters of office space in Hangzhou. We also own an aggregate of approximately 4,259 square meters of office space in Hangzhou, which we bought on June 28, 2021 with total consideration of RMB 161.9 million paid separately in 2021 and 2022 and expect to move into by the second quarter of 2023. As of the date of this annual report, we have also leased an aggregate of approximately 2,188 square meters of office space in Shenzhen, China.

As of December 31, 2022, warehouse facilities in our fulfillment network included one central warehouse and seven regional warehouses in China. We engage third-party vendors for all of our warehouse facilities in seven cities with an aggregate floor area of approximately 30,755 square meters, including providing physical space for such facilities and operating the day-to-day activities of such facilities.

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

Our total revenues were RMB5,530.3 million, RMB2,155.4 million and RMB1,154.1 million (US$167.3 million) in 2020, 2021 and 2022, respectively. The decrease in total revenues in 2022 was primarily due to the negative impact of the outbreaks of the highly transmissible Delta and Omicron variants of COVID-19 in 2022 on the Company’s operations and the continued strategy to refine our product selection across all categories and optimize our selection of suppliers and merchants, causing near-term decreases in sales. Revenues generated under the marketplace business are recognized on a net basis, while revenues generated under our merchandise sales business are recognized on a gross basis. The decrease in total revenues in 2021 was primarily due to our strategy to refine our product selection across all categories and carefully curate products to implement our megahit product pool initiative focusing on the development of private labels and exclusive products and our long-term growth strategy to focus on profitability, which lead to optimization of selection of suppliers and merchants during this refinement process, causing near-term decreases in both our marketplace business and merchandise sales. We recorded net loss of RMB138.4 million (US$20.1 million) in 2022, net income of RMB132.3 million in 2021 and net loss of RMB151.7 million in 2020, respectively.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to engage and retain members and users and increase their activities

Engaging and retaining users have been one of our key focuses since our inception. Starting from 2020, we have placed increasing emphasis on enhancing member and user loyalty and activities. Starting in 2021, in order to better engage and retain members and users and enhance member and user activities and loyalty, we have further upgraded our strategy to carefully curate products and launched our megahit product pool initiative, which focused on introducing more products with strong repurchase potential and developing private labels and exclusive product. We measure our effectiveness in engaging and retaining users through the key performance indicator of average spending per buyer, which is calculated by dividing total GMV in that period by the number of buyers in the same period. We believe this metric more accurately reflects our ability to increase member and user activities and loyalty and bring value to members and users through carefully curated products, compared to other metrics we historically used such as number of buyers and number of orders fulfilled. Our average spending per buyer was RMB2,061 and RMB1,975, and RMB1,658 in 2020, 2021 and 2022, respectively. As a result of our emphasis on enhancing member and user loyalty and activities, our average spending per buyer remained relatively stable from 2020 to 2021. Our average spending per buyer decreased from 2021 to 2022, primarily due to the negative impact of COVID-19 on the Chinese economy in 2022 which led to a reduction in consumer demand, and consumers were more inclined to stock up on necessities with lower unit prices.

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

Our ability to manage product offerings and supply chain

Our results of operations are also affected by whether we can successfully implement our product selection strategy and manage our product offerings. We offer broad coverage of product categories to cater to the various daily needs of our users and their households, but provide carefully curated items within each category to meet the preferences of our users. In December 2022, we offered an average of 7,631 SPUs on our platform on a daily basis, including products of mainstream brands, emerging brands and our own brands. While we will continue to work with reputable brand owners with good track records, we intend to broaden and deepen our cooperation with high-quality manufacturing partners to increase our offering of private label products. We review and continually monitor the performance of each SPU, supplier and third-party merchant, and carefully manage the mix of products we offer, based on a number of metrics such as the preferences of users, revenue contribution and margin.

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

Our ability to fulfill orders cost-effectively

Our results of operations depend in part on our ability to fulfill orders quickly and accurately, as it is an important part of a compelling customer experience. We provide centralized and comprehensive fulfillment and customer service to users primarily through collaboration with contracted third-party vendors. As of December 31, 2022, warehouse facilities in our fulfillment network included one central warehouse and seven regional warehouses, with an aggregate gross floor area of approximately 30,755 square meters in seven cities. In the first quarter of 2019, we launched our marketplace business, allowing third-party merchants to sell their products on our platform and pay commissions on their sales to us. Unlike our merchandise sales business where we handle the fulfillment process for the products sold, substantially all of the third-party merchants under our marketplace business handle the fulfillment logistics for their products sold on our platform, thereby lessening the demand for expansion of our fulfillment infrastructure. We have started and will continue integrating and consolidating our warehouse facilities to improve the efficiency in fulfilling orders placed from all areas in China under our merchandise sales business and to enhance customer experience. We have primarily relied on third-party logistics service providers to operate the warehouses and provide last-mile delivery, third-party online payment platforms to provide various payment options, and BPO arrangements to provide customer services. As our user base grows and business evolves, we may invest more resources in operating fulfillment facilities and hiring our own personnel to better meet the demands of our anticipated growth, and we must make such investments in a cost-effective manner.

Our ability to effectively invest in technology

We have invested, and will continue to invest, in research and development and technology. As our business grows, and as we continue to expand and enhance our platform, we will continue to invest in personnel with expertise in big data analytics and AI technologies, and other research and development personnel. In addition, we will continue to develop innovative applications and solutions aimed at providing more convenience to users, further enhancing our supply chain management capabilities and increasing our operational efficiency. Moreover, we will also continue to invest resources in the development of our technology infrastructure to support the growth of our business.

Impact of COVID-19 On Our Operations

Substantially all of our revenues are derived from online retail sales in China. Our results of operations and financial condition in 2020, and in the first quarter of 2020 in particular, and 2022 were affected by the outbreak of COVID-19 that severely impacted China and the rest of the world beginning in January 2020. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, these restrictions have caused various degrees of temporary shutdowns and delays in production and operation of our suppliers (especially private label suppliers), third-party merchants, third-party logistics service providers and other business partners, leading to temporary shortages of certain merchandises and delays in logistics services as well as delays in the research and development and new product launch processes associated with our private label suppliers. Our operations and results of operations for the second half of 2020 and 2021 were not materially affected by the COVID-19 pandemic.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. Since the modification of the zero-COVID policy, we have resumed our new product launch processes associated with our private label suppliers that were previous stalled by COVID-related restrictions. Nonetheless, we expect that it will take some time for us to gradually restore consumer confidence and spending vigor. We cannot guarantee you that the COVID-19 pandemic will not further escalate or have a material adverse effect on our results of operations, especially our product mix, our financial condition, our cash flows or our prospects in the future.

As of December 31, 2022, we had cash, cash equivalents and restricted cash of RMB456.7 million (US$66.2 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Key Components of Results of Operations

Revenues

Revenues are comprised of sale of merchandise, net, marketplace revenue and other revenues. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sale of merchandise, net	4,829,397	87.3	1,798,882	83.5	965,796	140,027	83.7
Marketplace revenue	599,895	10.8	321,844	14.9	170,561	24,729	14.8
Other revenues(1)	100,965	1.9	34,635	1.6	17,757	2,574	1.5

Total	5,530,257	100.0	2,155,361	100.0	1,154,114	167,330	100.0

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

Other revenues include revenues from membership program and revenues earned on net basis from sales of certain products on our platform, such as air tickets. We earn membership fees from our members, who pay a fixed fee in exchange for (1) a package of selected products, (2) the right to receive member exclusive discounts for products sold on our flagship Yunji app, (3) access rights to our flagship Yunji app and its member-exclusive features, (4) the right to receive units of Yun-coin upon a successful new member referral, (5) member exclusive training, and (6) certain units of Yun-coin. Yun-coin can only be used as credits when making purchases on our platform, with one unit of Yun-coin representing RMB1.00. Yun-coins cannot be redeemed for cash. Members may transfer Yun-coins to others for free. In order to stimulate our users’ interest in transacting on our platform and attract more members, starting in January 2020, we refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year period, the user may extend his or her membership for an extra year. As a result of the refinement of our membership enrollment system in 2020, revenues from membership program in 2020 were from deferred revenue of prior paying members. We have ceased allowing users to become members free of charge since April 1, 2021 and required new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits until September 2022. Starting from October 2022, one can become a member of our platform by accepting invitation from existing members, and continued membership eligibility will be contingent upon meeting a certain cumulative spending threshold or certain other requirements. In addition, members who became members through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits. As a result, during the period from April 1, 2021 to September 30, 2022, revenues from the membership program were from paying members who joined the new membership program and during the period from October 1, 2022 to December 31, 2022, revenues from the membership program were from deferred revenue of paying members who joined the new membership program.

Operating Cost and Expenses

Operating cost and expenses consist primarily of cost of revenues, fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating Cost and Expenses:
Cost of revenues	3,939,997	71.2	1,343,386	62.3	651,578	94,470	56.5
Fulfillment	450,104	8.1	202,026	9.4	160,680	23,296	13.9
Sales and marketing	806,140	14.6	296,049	13.7	214,783	31,141	18.6
Technology and content	202,817	3.7	124,854	5.8	81,382	11,799	7.1
General and administrative	261,877	4.7	226,110	10.5	145,857	21,147	12.6

Total	5,660,935	102.3	2,192,425	101.7	1,254,280	181,853	108.7

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

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(In thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues:
Sale of merchandise, net	4,829,397	1,798,882	965,796	140,027
Marketplace revenue	599,895	321,844	170,561	24,729
Other revenues(1)	100,965	34,635	17,757	2,574

Total revenues	5,530,257	2,155,361	1,154,114	167,330
Operating cost and expenses(2):
Cost of revenues	(3,939,997)	(1,343,386)	(651,578)	(94,470)
Fulfilment	(450,104)	(202,026)	(160,680)	(23,296)
Sales and marketing	(806,140)	(296,049)	(214,783)	(31,141)
Technology and content	(202,817)	(124,854)	(81,382)	(11,799)
General and administrative	(261,877)	(226,110)	(145,857)	(21,147)

Total operating cost and expenses	(5,660,935)	(2,192,425)	(1,254,280)	(181,853)

Other Operating Income(3)	33,218	54,416	21,599	3,132

(Loss)/income from operations	(97,460)	17,352	(78,567)	(11,391)
Financial (expense)/income, net	(8,571)	80,061	(14,356)	(2,081)
Foreign exchange loss, net	(919)	(1,300)	(15,697)	(2,276)
Other non-operating (loss)/income, net	(1,610)	112,909	2,072	300

(Loss)/income before income tax expense, and equity in income of affiliates, net of tax	(108,560)	209,022	(106,548)	(15,448)
Income tax benefit/(expense)	(39,298)	(60,501)	(24,791)	(3,594)
Equity in loss of affiliates, net of tax	(3,834)	(16,237)	(7,051)	(1,022)

Net (loss)/income	(151,692)	132,284	(138,390)	(20,064)

Notes:

(1)

Starting from 2021, revenue from membership program is combined into other revenues and is no longer a separate revenue line. Revenue breakdown for previous years presented in this annual report have been adjusted to be presented in the same manner.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(In thousands)
Sales and marketing	12,362	1,550	539	78
Technology and content	8,887	4,378	4,388	636
General and administrative	71,777	49,052	23,994	3,479
Fulfillment	5,352	930	1,229	178

Total	98,378	55,910	30,150	4,371

(3)

Starting from 2020, we present government grants, which are received from local government to support and reward our ongoing business and operations, as other operating income instead of other non-operating (loss)/income, net.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our revenues decreased by 46.5% from RMB2,155.4 million in 2021 to RMB1,154.1 million (US$167.3 million) in 2022, primarily due to decreases in both our revenue from sale of merchandise and revenue from marketplace business, which were primarily driven by our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of the outbreaks of the highly transmissible Delta and Omicron variants of COVID-19 in 2022 on our operations. In line with our long-term growth strategy to focus on profitability, we optimized our selection of suppliers and merchants across our platform, which caused sales decreases in both marketplace business and merchandise sales.

Our average spending per buyer decreased from RMB1,975 in 2021 to RMB1,658 in 2022, primarily due to the negative impact of COVID-19 on the Chinese economy in 2022 which led to reduced consumer demand and consumers were more inclined to stock up on necessities with lower unit prices.

•

Revenue from sale of merchandise, net. Our revenue from sale of merchandise, net decreased by 46.3% from RMB1,798.9 million in 2021 to RMB965.8 million (US$140.0 million) in 2022, primarily due to our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of COVID-19 outbreak in 2022 on our operations as discussed above.

•

Revenue from marketplace business. Revenue from the marketplace business decreased by 47.0% from RMB321.8 million in 2021 to RMB170.6 million (US$24.7 million) in 2022, primarily due to due to our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of COVID-19 outbreak in 2022 on our operations as discussed above.

•	Other revenues. Other revenues decreased by 48.7% from RMB34.6 million in 2021 to RMB17.8 million (US$2.6 million) in 2022.

Operating cost and expenses

Our total operating cost and expenses decreased by 42.8% from RMB2,192.4 million in 2021 to RMB1,254.3 million (US$181.9 million) in 2022. This decrease was due to decreases in all of our operating cost and expenses line items.

•

Cost of revenues. Our cost of revenues decreased by 51.5% from RMB1,343.4 million, representing 62.3% of our total revenues, in 2021 to RMB651.6 million (US$94.5 million), representing 56.5% of our total revenues, in 2022, which was mainly attributable to the decline in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise.

•

Fulfillment expenses. Our fulfillment expenses decreased by 20.5% from RMB202.0 million, representing 9.4% of our total revenues, in 2021 to RMB160.7 million (US$23.3 million), representing 13.9% of our total revenues, in 2022. This decrease was primarily attributable to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) decreased service fees charged by third-party payment settlement platforms.

•

Sales and marketing expenses. Our sales and marketing expenses decreased by 27.5% from RMB296.0 million, representing 13.7% of our total revenues, in 2021 to RMB214.8 million (US$31.1 million), representing 18.6% of our total revenues, in 2022. The decrease in sales and marketing expenses was primarily attributable to (i) the reduction in personnel costs as a result of staffing structure refinements, (ii) a decrease in member management fees, and (iii) a decrease in marketplace business platform promotion expenses, partially offset by an increase in private label promotion expenses.

•

Technology and content expenses. Our technology and content expenses decreased by 34.8% from RMB124.9 million, representing 5.8% of our total revenues, in 2021 to RMB81.4 million (US$11.8 million), representing 7.1% of our total revenues, in 2022, primarily due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced cloud services costs.

•

General and administrative expenses. Our general and administrative expenses decreased by 35.5% from RMB226.1 million, representing 10.5% of our total revenues, in 2021 to RMB145.9 million (US$21.1 million), representing 12.6% of our total revenues, in 2022. The decrease was primarily attributable to (i) reduced personnel costs as a result of staffing structure refinements, (ii) lower professional service fees, and (iii) a decrease in share-based compensation expenses.

Income/(loss) from operations

Our loss from operations was RMB78.6 million (US$11.4 million) in 2022, compared to our income from operations RMB17.4 million in 2021 as a result of a decrease in revenues, partially offset by improvements in our operating efficiency and increased gross margin.

Financial (expense)/income, net

Our financial expense, net was RMB14.4 million (US$2.1 million) in 2022, compared to financial income, net of RMB80.1 million in 2021 as a result of a decrease in fair value changes of equity securities investments.

Foreign exchange loss, net

We recorded foreign exchange loss, net of RMB15.7 million (US$2.3 million) in 2022, compared to RMB1.3 million in 2021, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Other non-operating (loss)/income, net

We recorded other non-operating income, net of RMB2.1 million (US$0.3 million) in 2022, compared to other non-operating income, net of RMB112.9 million in 2021.

Income tax expense

We recorded income tax expense of RMB24.8 million (US$3.6 million) in 2022, compared to income tax expense of RMB60.5 million in 2021, primarily due to the decrease in our income before income tax expense.

Net income/(loss)

As a result of the foregoing, we recorded net loss of RMB138.4 million (US$20.1 million) in 2022, compared to net income of RMB132.3 million in 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

For a detailed description of the comparison of our operating results for the year ended December 31, 2021 to the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2022.

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

Revenue recognition policies for each type of revenue steam are as follows:

Sales of merchandise

We primarily sell merchandise through its Yunji Apps. We present the revenue generated from its sales of merchandise on a gross basis as we have control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, we also assess whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators. The cash collected from the sales of merchandise is initially recorded in deferred revenue in the Consolidated Balance Sheets and subsequently recognized as revenue when the receipt of merchandise is confirmed by the customers, which is the point that the control of the merchandise is transferred to the customer. For products sold through independent distributors (the “distribution sales”), control is transferred upon shipment or acceptance, based on the contract terms. The revenue is recorded net of value-added tax, discounts, coupons, incentives and return allowances. Return allowances are estimated based on historical experiences and updated at the end of each reporting period.

Marketplace

In 2019, we launched our marketplace business model, under which we operate our e-commerce platform, Yunji app, as a marketplace for third-party merchants to sell their merchandise to the users of Yunji app. When the transactions are completed on the Yunji app, we charge merchants commissions at their respective agreed percentage of the amount of merchandise sold by merchants. We act as an agent in these transactions and do not control the underlying merchandise provided by merchants before they are transferred to users, as we are not responsible for fulfilling the promise to provide the merchandise to users and have no inventory risk. In addition, we have no discretion in establishing prices of the merchandise provided by merchants. Revenues are recognized on a net basis to the extent of the commissions we earn at the point of users’ acceptance of merchandise.

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

The remaining performance obligations associated with our marketplace revenue represents the portion of commissions included in the payment collected from the users for their purchase of merchandise on the Yunji app on behalf of the merchants, but the underlying merchandise has not yet been received by the users, which is included in the presentation of deferred revenue and are expected to be recognized as revenue when the transactions are completed.

Other businesses

We offer loans to qualified customers, including the merchants, and changes an interest based on the principal through factoring arrangements. We extend loans to merchants for their expected orders in addition to the loans to the same merchants who factored their accounts receivable generated from their transactions completed on Yunji app with recourse. We also extend loans to unrelated customers who factored their accounts receivable derived from their own business with recourse. We record factoring receivables, which is included in accounts receivable, when the cash is advanced to the customers. The interests are recognized over the term of loans, normally one year or less. From cash flow perspective, when we have legal rights to net settle the factoring receivables from merchants with its payable to merchants, we settle the factoring receivables with the payables to the same merchant respectively, provided by the legal rights as per agreement between the two parties.

We also provide technical services, advertising services and membership services to customers. The service revenues mainly represent the service fees from third parties that are recognized over the service period.

Users Incentive Programs

We grant certain units of Yun-coin and other coupons (collectively referred to as coupons), from time to time, to our customers at our discretion in different situations. Yun-coins are not redeemable for cash and can be used as a coupon for the customer’s future purchase on our Yunji app. The coupons granted are not concurrent with a revenue transaction, thus not accounted for when they are granted and are recognized as a reduction of revenue when they are applied in future sales.

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

Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs of RMB40.6 million, RMB25.7 million and RMB4.8 million are recorded in cost of revenues in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2020, 2021 and 2022, respectively.

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

On January 1, 2022 and August 1, 2022, we granted 8,690,000 and 1,160,000 RSUs to our employees, respectively.

(a) Options

The following table sets forth the stock options activity for the years ended December 31, 2020, 2021 and 2022:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of December 31, 2020	68,565,920	0.22	2.65	2,826

Granted	—	—
Forfeited	(5,655,230)	0.26
Exercised	(748,730)	0.10

Expired	(231,520)	0.28

Outstanding as of December 31, 2021	61,930,440	0.21	1.73	—

Granted	—	—
Forfeited	(64,980)	0.20
Exercised	(773,640)	0.09
Expired	—	—

Outstanding as of December 31, 2022	61,091,820	0.22	0.89	—

Vested and expected to vest as of December 31, 2022	61,091,820

Exercisable as of December 31, 2022	60,169,040

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2021: US$0.06, December 31, 2022: US$0.08).

We use the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value our options modified were as follow:

	2020	2021	2022
Exercise price (US$)	N/A	0.0925	N/A
Exercise multiple	N/A	2.2/2.8	N/A
Risk-free interest rate	N/A	0.24%/0. 33%	N/A
Expected term (in years)	N/A	6	N/A
Expected dividend yield	N/A	0.00%	N/A
Expected volatility	N/A	52.96%/55.13%	N/A
Expected forfeiture rate (post-vesting)	N/A	5%	N/A
Fair value of the underlying shares on the date of options grants (US$)	N/A	0.23	N/A
Fair value of share option (US$)	N/A	0.15	N/A

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

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. We recognized share-based compensation expenses of RMB52.9 million, RMB20.8 million and RMB1.8 million for share options granted under the 2017 Plan and the 2019 Plan, which replaced the 2017 Plan in its entirety in March 2019, in the consolidated statements of comprehensive (loss)/income for the years ended 2020, 2021 and 2022, respectively.

As of December 31, 2020, 2021 and 2022, there were RMB40.2 million, RMB2.6 million and RMB0.6 million, respectively, in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 0.8, 0.95 and 0.4 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.

(b) Restricted share units

A summary of activities of the service-based restricted share units for the years ended December 31, 2020, 2021 and 2022 is presented below:

	Number of RSUs	Weighted- Average Grant- Date Fair Value
		US$
Unvested at December 31, 2020	47,961,100	0.63

Granted	55,988,000	0.21
Vested	(12,908,750)
Forfeited	(45,336,000)
Unvested at December 31, 2021	45,704,350	0.45

Granted	9,850,000	0.63
Vested	(10,326,250)
Forfeited	(20,306,000)
Unvested at December 31, 2022	24,922,100	0.45

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying our ordinary shares on the date of grant.

As of December 31, 2020, 2021 and 2022, 954,960 restricted share units, 12,908,750 restricted share units and 10,326,250 restricted share units were vested. For the years ended December 31, 2020, 2021 and 2022, our total share-based compensation expenses recognized for the restricted share units granted were RMB45.5 million, RMB35.1 million and RMB28.3 million, respectively.

As of December 31, 2020, 2021 and 2022, there were RMB112.4 million, RMB60.2 million and RMB14.6 million in total unrecognized compensation expense, related to unvested RSUs, which is expected to be recognized over a weighted average period of 2.51, 2.55 and 1.87 years, respectively.

Fair Value Measurements

As of December 31, 2021 and 2022, information about inputs into the fair value measurement of our assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair value measurement at reporting date using
	Fair value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Time deposits	167,781	—	167,781	—
Wealth management products	212,271	—	212,271	—
Long-term investments
Equity securities with readily determinable fair value	153,326	153,326	—	—
Equity securities accounted for under alternative measurement	196,296	—	196,296	—

Total assets	729,674	153,326	576,348	—

	Fair value measurement at reporting date using
	Fair value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Time deposits	142,357	—	142,357	—
Wealth management products	69,646	—	69,646	—
Long-term investments
Equity securities with readily determinable fair value	189,885	189,885	—	—

Equity securities accounted for under alternative measurement	207,771	—	207,771	—

Total assets	609,659	189,885	419,774	—

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(261,514)	(25,991)	(216,822)	(31,433)
Net cash generated from/(used in) investing activities	551,015	(513,795)	92,565	13,419
Net cash used in financing activities	(13,876)	(463)	(94,555)	(13,710)

Effect of exchange rate changes on cash and cash equivalents	(53,624)	(19,763)	45,823	6,642
Net increase/(decrease) in cash, cash equivalents and restricted cash	222,001	(560,012)	(172,989)	(25,082)
Cash, cash equivalents and restricted cash at beginning of the year	967,743	1,189,744	629,732	91,303

Cash, cash equivalents and restricted cash at end of the year	1,189,744	629,732	456,743	66,221

To date, our primary sources of liquidity have been issuances of equity securities in our initial public offering and historical private placements. As of December 31, 2022, our cash, cash equivalents and restricted cash were RMB456.7 million (US$66.2 million). Our cash and cash equivalents consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, and short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less. Cash held in accounts with third-party online payment platforms are recorded as other receivables.

Our accounts payable include merchandise purchase payables, warehouse and logistics fees payables and payable to merchants representing the unpaid balances to the merchants of cash collected by us on behalf of the merchants for products sold on our platform when we are viewed as the agent in the sales arrangement. As of December 31, 2020, 2021 and 2022, our accounts payable amounted to RMB501.5 million, RMB254.8 million, and RMB138.9 (US$20.1 million), respectively. These changes were primarily contributed by the changes in merchandise purchase payables, which decreased from RMB292.5 million as of December 31, 2020 to RMB150.2 million as of December 31, 2021 and further decreased to RMB87.5 million (US$12.7 million) as of December 31, 2022. These decreases were primarily due to decreases in merchandise sales.

Our merchandise purchase payable turnover days were 38.4 days in 2020, 59.3 days in 2021, and 65.7 days in 2022. Merchandise purchase payable turnover days for a given period equal to average merchandise purchase payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

As of December 31, 2020, 2021 and 2022, our net inventories amounted to RMB135.2 million, RMB84.5 million and RMB54.7 (US$7.9 million), respectively. These decreases were primarily due to decreases in merchandise sales. Our inventory turnover days were 25.7 days in 2020, 29.4 days in 2021, and 38.4 days in 2022.

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

As of December 31, 2022, we had RMB456.7 million (US$66.2 million) in cash, cash equivalents and restricted cash, of which approximately 54.5% were held in Renminbi, 44.9% in U.S. dollars, and the remainder in other currencies.

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

Operating activities

Net cash used in operating activities in 2022 was RMB216.8 million (US$31.4 million), as compared to net loss of RMB138.4 million (US$20.1 million) in the same period. In 2022, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in accounts payable of RMB108.0 million (US$15.7 million), (ii) a decrease in deferred revenue of RMB84.0 million (US$12.2 million) and (iii) a decrease in incentive payables to members of RMB58.3 million (US$8.5 million), partially offset by (i) a decrease in prepaid expenses and other current assets of RMB95.2 million (US$13.8 million) and (ii) a non-cash changes in fair value for equity securities of RMB35.2 million (US$5.1 million). The decrease in accounts payable was primarily due to the decrease in merchandise sales. The decrease in deferred revenue was primarily due to the decrease in deferred merchandise revenue.

Net cash used in operating activities in 2021 was RMB26.0 million, as compared to net income of RMB132.3 million in the same period. In 2021, the principal items accounting for the difference between our net cash used in operating activities and our net income were (i) a decrease in accounts payable of RMB212.7 million, (ii) a non-cash gain on disposal of long-term investments and subsidiaries of RMB112.4 million and (iii) a decrease in other payable and accrued liabilities of RMB84.9 million, partially offset by (i) a non-cash shared-based compensation of RMB55.9 million and (ii) an increase in deferred revenue of RMB54.9 million. The decrease in accounts payable was primarily due to the decrease in merchandise sales. The gain on disposal of long-term investments and subsidiaries was primarily due to our investment in a fast-growing dairy company in China.

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

Investing activities

Net cash generated from investing activities in 2022 was RMB92.6 million (US$13.4 million), primarily due to (i) cash received from maturity of short-term investments of RMB651.4 million (US$94.4 million) and (ii) cash received from factorings services of RMB102.4 million (US$14.8 million), partially offset by cash paid for short term investments of RMB465.2 million (US$67.5 million).

Net cash used in investing activities in 2021 was RMB513.8 million, primarily due to (i) cash paid for short-term investments of RMB377.8 million, (ii) cash paid for long-term investments of RMB198.8 million, (iii) cash paid for factorings services of RMB194.1 million and (iv) cash paid for loans provided to third parties of RMB159.2 million, partially offset by (i) cash received from factorings services of RMB169.0 million, (ii) cash received from disposal of long-term investments of RMB135.9 million and (iii) cash received from maturity of short-term investments of RMB126.6 million.

Net cash generated from investing activities in 2020 was RMB551.0 million, primarily due to cash received from maturity of short-term investments of RMB2,492.6 million, partially offset by cash paid for short-term investments of RMB1,774.8 million.

Financing activities

Net cash used in financing activities in 2022 was RMB94.6 million (US$13.7 million), primarily due to cash paid for repurchase of common stocks of RMB95.4 million (US$13.8 million).

Net cash used in financing activities in 2021 was RMB463 thousand, primarily due to cash paid to non-controlling shareholders for acquisition of equity shares in subsidiaries of RMB1.2 million, partially offset by net proceeds from exercise of share options of RMB1.0 million.

Net cash used in financing activities in 2020 was RMB13.9 million, primarily due to cash paid for repurchase of common stocks of RMB23.2 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period mainly include capital expenditures and operating lease obligations.

Our capital expenditures were RMB84.4 million, RMB87.0 million and RMB92.3 million (US$13.4 million) in 2020, 2021 and 2022, respectively. In June 2021, we purchase an aggregate of approximately 4,259 square meters of office space in Hangzhou for RMB161.9 million. As of December 31, 2021, we paid RMB81.2 million out of the RMB 161.9 million. The remainder has been paid by March 2022.

Our operating lease obligations relate to our leases of offices and operation space. The following table sets forth our operating lease obligations as of December 31, 2022.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease	3,396	3,338	58	—	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Allowance for credit losses

The allowance for credit losses represents our estimate of the expected lifetime credit losses over the remaining expected life of our financial assets measured at amortized cost as of the balance sheet date. The allowance for credit losses comprises:

•	The allowance for credit losses on accounts receivable;

•	The allowance for credit losses on prepaid expenses and other current assets and other non-current assets.

Nature of Estimates Required. The allowance for credit losses involves significant judgment on a number of matters including development and weighting of macroeconomic forecasts, incorporation of historical loss experience, assessment of risk characteristics, assignment of risk ratings, valuation of collateral, non-performing loan ratio of commercial banks by industry and the forward-looking macroeconomic conditions. Refer to Note 2.12 of our consolidated financial statements included elsewhere in this annual report for further information on these judgments as well as our policies and methodologies used to determine the allowance for credit losses.

Assumptions Used. Our allowance for credit losses is based on our assumptions regarding:

•	Probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and recent performance; and

•	Loss given default. The percentage of the expected balance due at default that is not recoverable. The loss given default takes into account expected collateral value and future recoveries; and

•	Non-performing loan ratio of commercial banks by industry; and

•	Forward-looking macroeconomic conditions used in our models are country specific and include variables such as consumer price index, producer price index, and gross domestic product.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shanglue Xiao	44	Chairman of the Board of Directors and Chief Executive Officer
Dan Li	41	Director
Li-Lan Cheng	58	Independent Director
Gao Wang	58	Independent Director
Suqin Xi	67	Independent Director
Peng Zhang	42	Vice President of Finance

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

Mr. Peng Zhang has served as our vice president of finance since May 2022. Mr. Zhang served as our senior financial director from April 2018 to May 2022. Prior to joining the Company, he served as director of financial planning and analysis at Otis Electric, a leading elevator and escalator manufacturing, installation, and service company, from 2016 to 2018, and as works controller at the same company from 2014 to 2015. Mr. Zhang was a financial manager at Bosch Power Tools (China) Co., Ltd., a leading global supplier of technology and services, from 2011 to 2013. Prior to that, he was a senior financial analyst at Alipay (China) Network Technology Co., Ltd., a subsidiary of Alibaba Group Holding Limited, from 2010 to 2011. Mr. Zhang served as a financial analyst at Hangzhou Huasan Communication Technology Co., Ltd., from 2006 to 2010. Mr. Zhang received his bachelor’s degree in business administration and his master’s degree in financial management from Xiamen University in 2003 and 2006, respectively.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB2.7 million (US$0.4 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2019 Share Incentive Plan

In December 2017, our shareholders and board of directors approved the 2017 Share Incentive Plan, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2019, we adopted a 2019 Share Incentive Plan, or the 2019 Plan, which replaced the 2017 Plan in its entirety, and the 2017 Plan is no longer effective. The awards granted and outstanding under the 2017 Plan survive the termination of the 2017 Plan and remain effective and binding under the 2019 Plan. The maximum aggregate number of ordinary shares that may be issued under 2019 Plan is initially 227,401,861 ordinary shares, which shall be increased by a number equal to 1% of the then total issued and outstanding ordinary shares on an as-converted and fully diluted basis, on each of the first, second, third, fourth and fifth anniversary of the date of effectiveness of the 2019 Plan. As of February 28, 2023, options to purchase a total of 50,881,030 Class A ordinary shares and 15,424,750 restricted share units were outstanding under the 2019 Plan.

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

The following table summarizes, as of February 28, 2023, the number of ordinary shares underlying outstanding options and restricted share units that we granted to our current directors and executive officers.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shanglue Xiao	20,000,000		0.0925	December 19, 2017	December 18, 2023
Li-Lan Cheng	*		0.1	May 3, 2019	May 2, 2025
Gao Wang	*		0.1	May 3, 2019	May 2, 2025
Suqin Xi	*	(1)	—	January 1, 2020	December 31, 2025
Peng Zhang	*		0.2	June 30, 2018	May 31, 2024
	*	(1)	—	January 31, 2019	January 30, 2025
	*	(1)	—	January 1, 2020	December 31, 2025
	*	(1)	—	July 1, 2020	June 30, 2026
	*	(1)	—	February 1, 2021	January 31, 2027
All directors and executive officers as a group	22,500,000

Note:

*	All awards granted to such director or officer were less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.
(1)	Represents restricted share units.

As of February 28, 2023, our employees, other than our directors and executive officers held options to purchase 9,310,360 Class A ordinary shares, with exercise prices ranging from US$0.0925 per share to US$0.5 per share and 11,817,500 restricted share units.

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

Board Diversity Matrix (As of February 28, 2023)
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

As of December 31, 2022, we had a total of 493 employees. We had a total of 1,036 and 655 employees as of December 31, 2020 and 2021, respectively. The following table gives breakdowns of our employees as of December 31, 2022 by function:

Function	As of December 31, 2022
Procurement	183
Operations, including customer service	48
Technology	101
Sales and Marketing	77
General and Administrative	84

Total	493

To focus corporate resources on the more crucial parts of our business model and for better operating efficiency, we enter into arrangements with third-party BPO companies to provide certain ancillary services available on our platform, such as real-time customer service. As of December 31, 2022, 63 of our customer service personnel were outsourced from third-party BPO companies, representing 37% of the total customer service personnel.

We outsource provision of member services to third-party service companies and they select, hire, train and compensate service managers at our request. Most of the service managers are our members. Service managers enter into contracts with third-party service companies and are not our employees. As of December 31, 2022, our members were served by more than 110,000 service managers. We currently work with four third-party service companies and enter into agreements with them on an annual basis. These third-party service companies select service managers based on the standards we provide in our agreements. We have the right to supervise the performance of the service managers and may request third-party service companies to replace service managers who do not meet our standards. We pay training fees to third-party service companies based on the number of members managed by these service companies through service managers that provide training and support to our members. We pay member management fees to third-party service companies for their product sales facilitation services. The service companies compensate the service managers based on the length of work hours and other performance criteria.

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

Our success depends on our ability to attract, retain and motivate qualified employees that share our values. We place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes in the past. None of our employees are represented by labor unions.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 1,966,089,832 ordinary shares as of February 28, 2023, including (i) 1,208,831,222 Class A ordinary shares (excluding the company’s repurchase of 192,701,390 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans); and (ii) 949,960,000 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power***
Directors and Executive Officers**:
Shanglue Xiao(1)	35,000,000	949,960,000	984,960,000	49.6	90.5
Dan Li(2)	—	—	—	—	—
Li-Lan Cheng(3)	*	—	*	*	*
Gao Wang(4)	*	—	*	*	*
Suqin Xi(5)	*	—	*	*	*
Peng Zhang	*	—	*	*	*
All Directors and Executive Officers as a Group	36,810,000	949,960,000	986,770,000	49.6	90.5
Principal Shareholders:
Lanlan Ltd.(6)	—	949,960,000	949,960,000	47.8	90.2
Entities affiliated with Eastern Bell Venture Capital(7)	134,600,340	—	134,600,340	6.8	1.3
CPYD Singapore Pte. Ltd.(8)	215,800,000	—	215,800,000	10.9	2.0
Fasturn Overseas Limited(9)	146,202,410	—	146,202,410	7.4	1.4
Acceleration S Limited(10)	110,803,324	—	110,803,324	5.6	1.1
Trustbridge Partners IV, LP(11)	107,250,000	—	107,250,000	5.4	1.0

*	Less than 1% of our total outstanding shares.
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

(1)

Represents (i) 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company, (ii) 20,000,000 Class A ordinary shares issuable to Mr. Shanglue Xiao upon exercise of options within 60 days after February 28, 2023, and (iii) 15,000,000 Class A ordinary shares issuable to Mr. Shanglue Xiao upon vesting of restricted share units within 60 days after February 28, 2023. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

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

(7)

Represents (i) 13,394,961 ADSs, representing 133,949,610 Class A Ordinary Shares held by Eastern Bell XIX Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 65,073 ADSs, representing 650,730 Class A ordinary shares held by Eastern Bell XII Investment Limited, a company incorporated in the British Virgin Islands. The registered address of each of Eastern Bell XIX Investment Limited and Eastern Bell XII Investment Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. Eastern Bell XIX Investment Limited is wholly owned by Suzhou Zhongding No. 3 Venture Capital Center (Limited Partnership) (苏州钟鼎三号创业投资中心 (有限合伙)), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) (上海鼎迎投资管理中心(有限合伙)) and Suzhou Zhongding Hengtang Equity Investment Management Center (Limited Partnership) (苏州钟鼎恒棠股权投资管理中心(有限合伙)), each of which is ultimately controlled by Mr. Li Yan. Eastern Bell XII Investment Limited is wholly owned by Suzhou Zhongding No. 4 Venture Capital Center (Limited Partnership) (苏州钟鼎四号创业投资中心(有限合伙)), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) (上海鼎迎投资管理中心(有限合伙)) and Shanghai Zhongding Investment Center (Limited Partnership) (上海种鼎创业投资中心(有限合伙)), each of which is ultimately controlled by Mr. Li Yan.

(8)

Represents (i) 115,800,000 Class A ordinary shares and (ii) 10,000,000 ADSs, representing 100,000,000 Class A ordinary shares held by CPYD Singapore Pte. Ltd., a Singapore exempted private company limited by share. The registered address of CPYD Singapore Pte. Ltd. is Marker Icon, 1 Temasek Avenue, #20-01 Millennia Tower, Singapore 039192. CPYD Singapore Pte. Ltd. is beneficially owned and controlled by Mr. David Hand. CPYD Singapore Pte. Ltd. is a fund managed by Crescent Point.

(9)

Represents (i) 126,820,000 Class A ordinary shares and (ii) 1,938,241 ADSs, representing 19,382,410 Class A ordinary shares, held by Fasturn Overseas Limited, a BVI business company. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by Fasturn Overseas Limited with the SEC on February 8, 2023. Fasturn Overseas Limited is wholly owned by Mr. Yuan Chen. The registered address of Fasturn Overseas Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(10)

Represents 110,803,324 Class A ordinary shares held by Acceleration S Limited, a BVI business company. Acceleration S Limited is ultimately controlled by Mr. Shangzhi Wu. The registered address of Acceleration S Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(11)

Represents (i) 94,350,000 Class A ordinary shares and (ii) 1,290,000 ADSs, representing 12,900,000 Class A ordinary shares, held by Trustbridge Partners IV, LP a Cayman Islands limited partnership. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by TB Alternative Assets Ltd with the SEC on February 8, 2023. Trustbridge Partners IV, LP is controlled by TB Alternative Assets Ltd, an investment adviser organized under the Cayman Islands and registered under Section 203 of the Investment Advisors Act of 1940. TB Alternative Assets Ltd acts as the investment adviser of Trustbridge Partners IV LP. The registered address of Trustbridge Partners IV, LP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

To our knowledge, as of February 28, 2023, 731,057,880 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.”

Transactions with Our Founder’s Related Entity

Transactions with Small Ye Group, or Small Ye. Small Ye is under control of Mr. Shanglue Xiao, our chairman and chief executive officer. In 2020, 2021 and 2022, we purchased products from Small Ye in the amount of RMB0.3 million, nil and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB1.0 million, RMB0.7 million and RMB0.7 million, respectively, due to Small Ye, representing the payments due to Small Ye for products purchased from Small Ye.

Transactions with Our Equity Investees

Transaction with Beijing Siwei Technology and Culture Co., Ltd., or Beijing Siwei. Beijing Siwei is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Beijing Siwei in the amount of RMB7.7 million, RMB2.4 million and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.3 million, RMB0.1 million and nil, respectively, due to Beijing Siwei, representing the payments due to Beijing Siwei for products purchased from Beijing Siwei.

Transaction with Guangdong Weixin Technology Co Ltd., or Guangdong Weixin. Guangdong Weixin is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Guangdong Weixin in the amount of RMB9.2 million, RMB14.5 million and RMB32 thousand, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.1 million, RMB5.4 million and RMB5.4 million, respectively, due to Guangdong Weixin, representing the payments in year 2018 and deposits in year 2019 due to Guangdong Weixin for products purchased from Guangdong Weixin. As of December 31, 2020, 2021 and 2022, we had RMB3.7 million, nil and nil, respectively, advance to Guangdong Weixin, representing the advance payment for products purchased from Guangdong Weixin. In 2020, 2021 and 2022, we provided factoring services to Guangdong Weixin in the amount of RMB58 thousand, nil and nil, respectively.

Transaction with Guangzhou Misili Personal care Co., Ltd., or Guangzhou Misili. Guangzhou Misili is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Guangzhou Misili in the amount of RMB3.3 million, RMB1.1 million and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.3 million, RMB0.1 million and nil, respectively, due to Guangzhou Misili, representing the payments due to Guangzhou Misili for products purchased from Guangzhou Misili.

Transaction with Hainan Yunding Supply Chain Management Co., Ltd, or Hainan Yunding. Hainan Yunding is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Hainan Yunding in the amount of RMB1.7 million, RMB0.9 million and nil, respectively.

Transaction with Hangzhou Adopt A Cow Biological Technology Co., Ltd., or Hangzhou Biological Technology. Hangzhou Biological Technology is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Hangzhou Biological Technology in the amount of RMB53.8 million, nil and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB4.2 million, nil and nil, respectively, due to Hangzhou Biological Technology, representing the payments due to Hangzhou Biological Technology for products purchased from Hangzhou Biological Technology. In 2020, 2021 and 2022, we provided factoring services to Hangzhou Biological Technology in the amount of RMB73 thousand, nil and nil, respectively.

Transaction with Hangzhou Bixin Biology Technology Co., Ltd., or Hangzhou Bixin. Hangzhou Bixin is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Hangzhou Bixin in the amount of RMB31.8 million, RMB7.6 million and RMB3.3 million, respectively. As of December 31, 2020, 2021 and 2022, we had RMB3.4 million, RMB1.2 million and RMB0.4 million, respectively, due to Hangzhou Bixin, representing the payments due to Hangzhou Bixin for products purchased from Hangzhou Bixin. In 2020, 2021 and 2022, we provided marketplace service to Hangzhou Bixin in the amount of RMB2.8 million, RMB2.3 million, and RMB1.2 million respectively. In 2020, 2021 and 2022, we provided factoring services to Hangzhou Bixin in the amount of RMB31 thousand, nil and nil, respectively.

Transaction with Hangzhou Dianhua Technology Co., Ltd., or Hangzhou Dianhua. Hangzhou Dianhua is our equity investee and our supplier. As of December 31, 2020, 2021 and 2022, we had RMB0.1 million, nil and nil, respectively, due to Hangzhou Dianhua, representing the payments due to Hangzhou Dianhua for products purchased from Hangzhou Dianhua.

Transaction with Hangzhou Huaji Brand Marketing Management Co., Ltd, or Hangzhou Huaji. Hangzhou Huaji is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Hangzhou Huaji in the amount of RMB2.6 million, RMB 4.3 million and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.9 million, RMB0.2 million and nil, respectively, due to Hangzhou Huaji, representing the payments due to Hangzhou Huaji for products purchased from Hangzhou Huaji.

Transaction with Hangzhou Ji’ao Sanitary Products Co., Ltd, or Hangzhou Ji’ao. Hangzhou Ji’ao is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Hangzhou Ji’ao in the amount of RMB1.7 million, nil and nil, respectively.

Transaction with Hangzhou Jixi Internet Technology Co., Ltd., or Hangzhou Jixi. Hangzhou Jixi is our equity investee and our supplier. As of December 31, 2020, 2021 and 2022, we had RMB3.0 million, RMB1.1 million and nil, respectively, due from Hangzhou Jixi representing an one-year interest free loan. As of December 31, 2020, 2021 and 2022, we had RMB1.8 million, RMB1.3 million and nil, respectively, due to Hangzhou Jixi, representing the payments due to Hangzhou Jixi for products purchased from Hangzhou Jixi. In 2020, 2021 and 2022, we provided marketplace service to Hangzhou Jixi in the amount of RMB0.6 million, nil and nil, respectively.

Transaction with Hangzhou Tianshi Technology Co. Ltd., or Tianshi. Tianshi is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Tianshi in the amount of RMB17.0 million, RMB11.3 million and RMB2.7 million, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.8 million, RMB1.0 million and RMB0.9 million, respectively, due to Tianshi, representing the payments due to Tianshi for products purchased from Tianshi. In 2020, 2021 and 2022, we provided factoring services to Tianshi in the amount of nil, nil and RMB0.1 million, respectively.

Transaction with Hangzhou Yuncheng Brand Management Co., Ltd, or Hangzhou Yuncheng. Hangzhou Yuncheng is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Hangzhou Yuncheng in the amount of RMB2.2 million, RMB13.1 million and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.1 million, RMB0.4 million and nil, respectively, due to Hangzhou Yuncheng, representing the payments due to Hangzhou Yuncheng for products purchased from Hangzhou Yuncheng. In 2020, 2021 and 2022, we provided marketplace service to Hangzhou Yuncheng in the amount of RMB2.9 million, RMB3.3 million and nil, respectively. In 2020, 2021 and 2022, we provided factoring services to Hangzhou Yuncheng in the amount of RMB0.2 million, RMB0.2 million and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB1.0 million, RM1.2 million and nil, respectively, due from Hangzhou Yuncheng, representing factoring receivables due to offering loans.

Transaction with Hangzhou Zhangtaihe Health Technology Co., Ltd, or Zhangtaihe. Zhangtaihe is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Zhangtaihe in the amount of RMB0.5 million, nil and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.6 million, nil and nil, respectively, due to Zhangtaihe, representing the payments due to Zhangtaihe for products purchased from Zhangtaihe. In 2020, 2021 and 2022, we provided marketplace service to Zhangtaihe in the amount of RMB0.8 million, nil and nil, respectively.

Transaction with Hunan Haomeihaomei Cosmetics Co., Ltd., or Hunan Haomeihaomei. Hunan Haomeihaomei is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Hunan Haomeihaomei in the amount of RMB16.4 million, nil and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB1.7 million, nil and nil, respectively, due to Hunan Haomeihaomei, representing the payments due to Hunan Haomeihaomei for products purchased from Hunan Haomeihaomei.

Transaction with Huzhou Boyun E-commerce Co., Ltd, or Huzhou Boyun. Huzhou Boyun is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Huzhou Boyun in the amount of RMB0.3 million, RMB0.8 million and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.3 million, RMB0.4 million and nil, respectively, due to Huzhou Boyun, representing the payments due to Huzhou Boyun for products purchased from Huzhou Boyun.

Transaction with Ningbo Langfei Household Appliance Co., Ltd., or Ningbo Langfei. Ningbo Langfei is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Ningbo Langfei in the amount of RMB1.1 million, nil and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.1 million, nil and nil, respectively, due to Ningbo Langfei, representing the payments due to Ningbo Langfei for products purchased from Ningbo Langfei.

Transaction with Shanxi Yunnong Supply Chain Management Co., Ltd., or Shanxi Yunnong. Shanxi Yunnong is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Shanxi Yunnong in the amount of RMB21.5 million, RMB4.3 million and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.6 million, RMB1.2 million and RMB0.7 million, respectively, due to Shanxi Yunnong, representing the payments due to Shanxi Yunnong for products purchased from Shanxi Yunnong.

Transaction with Shenzhen Liumangyike Food and Beverage Management Co., Ltd., or Shenzhen Liumangyike. Shenzhen Liumangyike is our equity investee and our supplier. As of December 31, 2020, 2021 and 2022, we had RMB0.2 million, RMB0.1 million and nil, respectively, due to Shenzhen Liumangyike, representing the payments due to Shenzhen Liumangyike for products purchased from Shenzhen Liumangyike. In 2020, 2021 and 2022, we purchased products from Shenzhen Liumangyike in the amount of nil, RMB1.5 million and nil, respectively. In 2020, 2021 and 2022, we provided marketplace service to Shenzhen Liumangyike in the amount of RMB0.2 million, RMB49 thousand and nil, respectively.

Transaction with Yunmu Dairy (Jiangsu) Co., Ltd, or Yunmu Dairy. Yunmu Dairy is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Yunmu Dairy in the amount of RMB4.5 million, nil and nil, respectively.

Transaction with Zhejiang Jimi E-commerce Co., Ltd, or Zhejiang Jimi. Zhejiang Jimi is our equity investee and our supplier. As of December 31, 2020, 2021 and 2022, we had RMB2.5 million, RMB0.8 million and RMB0.1 million, respectively, due to Zhejiang Jimi, representing the payments due to Zhejiang Jimi for products purchased from Zhejiang Jimi. In 2020, 2021 and 2022, we purchased products from Zhejiang Jimi in the amount of nil, RMB17.5 million and RMB7.6 million, respectively. In 2020, 2021 and 2022, we provided marketplace service to Zhejiang Jimi in the amount of RMB2.4 million, RMB5.6 million and RMB1.7 million, respectively. In 2020, 2021 and 2022, we provided factoring services to Zhejiang Jimi in the amount of nil, RMB0.3 million and RMB0.1 million, respectively.

Transaction with Zhejiang Jibi Technology Co., Ltd., or Zhejiang Jibi. Zhejiang Jibi is our equity investee and our supplier. As of December 31, 2020, 2021 and 2022, we had RMB0.5 million, RMB0.7 million and RMB0.6 million, respectively, due to Zhejiang Jibi, representing the payments due to Zhejiang Jibi for products purchased from Zhejiang Jibi. In 2020, 2021 and 2022, we provided marketplace service to Zhejiang Jibi in the amount of RMB0.5 million, RMB36 thousand and nil, respectively.

Transaction with Zhejiang Zhengdao Fengju Supply Chain Management Co., Ltd., or Zhejiang Zhengdao Fengju. Zhejiang Zhengdao Fengju is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Zhejiang Zhengdao Fengju in the amount of RMB28.4 million, nil and nil, respectively. As of December 31, 2020, 2021 and 2022, we had RMB2.2 million, nil and nil, respectively, due to Zhejiang Zhengdao Fengju, representing the payments due to Zhejiang Zhengdao Fengju for products purchased from Zhejiang Zhengdao Fengju.

Transaction with Hangzhou Xingsheng Brand Marketing Management Co., Ltd., or Xingsheng. Xingsheng is our equity investee and our supplier. In 2020, 2021 and 2022, we purchased products from Xingsheng in the amount ofRMB0.6 million, RMB11.8 million and RMB7.4 million, respectively. As of December 31, 2020, 2021 and 2022, we had RMB0.3 million, RMB1.5 million and RMB1.2 million, respectively, due to Xingsheng, representing the payments due to Xingsheng for products purchased from Xingsheng. In 2020, 2021 and 2022, we provided factoring services to Xingsheng in the amount of nil, nil and RMB0.6 million, respectively.

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

Starting in November 2019, we and certain of our officers and directors and others were named as defendants in putative securities class actions captioned In Re Yunji Inc., Securities Litigation, No. 1:19-cv-06403-LDH (U.S. District Court for the Eastern District of New York, Amended Complaint filed March 19, 2020) (the “Federal Court Action”), Axel Lindholm v. Yunji Inc. et al., Case No. 21635/2020E (Bronx County Supreme Court of the State of New York, filed on January 31, 2020) (the “Lindholm Case”), Christopher Guilford v. Yunji, et al., Case No. 23095/2020E (Bronx County Supreme Court of the State of New York, filed on March 3, 2020) (the “Guilford Case”), and Stephanie Ng v. Yunji, et al., Case No. 24906/2020E (Bronx County Supreme Court of the State of New York, filed on May 29, 2020) (the “Ng Case”). The actions alleged that defendants made misstatements and omissions in connection with our initial public offering in May 2019 in violation of the Securities Act of 1933. On March 31, 2021, the Court granted our motion to dismiss the Federal Court Action. In November 2021, Plaintiffs in the Lindholm Case, the Guilford Case, and the Ng Case voluntarily discontinued their actions, and all four of the above-described securities class actions are now considered closed.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally treated as passive assets, and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we have the ability to direct their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements and include their assets and income in calculations for purposes of the tests described above. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, it may increase the likelihood that we will be classified as a PFIC for a given taxable year.

Based upon our income and assets (including unbooked goodwill), as well as the market price of our ADSs, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2022. Depending upon the composition of our income and assets and the market price of our ADSs and ordinary shares during the current and subsequent taxable years, we could continue to be classified as a PFIC for such years; however, PFIC status is a factual determination made annually that is not generally determinable until the close of each taxable year. Furthermore, even if the composition of our assets and income were to change such that we did not believe we were a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us becoming classified as a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years, and U.S. Holders of our ADSs or ordinary shares should be willing to assume the risks of investing in a PFIC.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and in the absence of certain elections will continue to apply in future years even if we cease to be a PFIC.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2022, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules generally apply. Any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, you should expect to treat the full amount of any distribution as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Dividends received by individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States, although there can be no assurances that the ADS will continue to be so listed. Although the law in this regard is not entirely clear, since we do not expect our ordinary shares will be listed on any securities market, we do not believe that ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2022.

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

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss and will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Nevertheless, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the United States-PRC income tax treaty, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, the VIEs or any of their subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or their subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, will be treated as marketable stock if our ADSs are listed on the Nasdaq Global Market. If the Nasdaq Global Market delists our ADSs, the ADSs will not be treated as marketable stock for the purposes of the mark-to-market election. If our ADSs continue to be listed on the Nasdaq Global Market, we anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As of December 31, 2022, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB299.2 million, U.S. dollar-denominated cash, cash equivalents and restricted cash of US$22.6 million. Assuming we had converted RMB299.2 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 31, 2022, our U.S. dollar-denominated cash, cash equivalents and restricted cash would have been US$66.0 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash, cash equivalents and restricted cash would have been US$62.1 million instead. Assuming we had converted US$22.6 million into RMB at the exchange rate of RMB6.8972 for US$1.00 as of December 31, 2022, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB455.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB470.8 million instead.

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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e. upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e. when ordinary shares are deposited or withdrawn from deposit).

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

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e. share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2022, we did not receive any reimbursement from the depositary.

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

For the period from May 2, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, US$109 million of the net proceeds received from our initial public offering were fully utilized for investment in business operations, research and development, and for general corporate purpose. There is no material change in the use of proceeds as described in the F-1 Registration statement.

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

Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2021	2022
	(in thousands of RMB)
Audit fees(1)	8,680	8,680
Tax fees(2)	866	612
All other fees	—	—

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

On March 16, 2022, our board of directors authorized a share repurchase program to repurchase up to US$20 million of our ordinary shares (including in the form of ADSs) over the next six months through September 15, 2022. On August 25, 2022, our board of directors approved to extend the term of the share repurchase program for another six months through March 15, 2023.

As of December 31, 2022, we had repurchased a total of approximately 13.9 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us.

	Total Number of ADSs Purchased	Average Price Paid Per ADS ($)	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan ($)
Period
March 16, 2022—March 31, 2022	239,800	1.14	239,800	19,727,725
April 1, 2022—April 30, 2022	4,142,601	1.10	4,382,401	15,156,987
May 1, 2022—May 31, 2022	1,842,900	1.18	6,225,301	12,987,251
Jun 1, 2022—June 30, 2022	—	—	6,225,301	12,987,251
July 1, 2022—Junly 31, 2022	2,192,062	1.01	8,417,363	10,655,650
August 1, 2022—August 31, 2022	1,340,701	0.83	9,758,064	9,302,654
September 1, 2022—September 30, 2022	403,919	0.82	10,161,983	8,968,676
October 1, 2022—October 31, 2022	2,510,348	0.88	12,672,331	6,909,206
November 1, 2022—November 30, 2022	1,132,293	0.80	13,804,624	5,907,897
December 1, 2022—December 31, 2022	109,759	1.14	13,914,383	5,820,635
Total	13,914,383	0.98	13,914,383	5,820,635

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires we hold annual general meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2022. We may, however, hold annual shareholders meetings in the future. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance requirements.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Yunji Inc. or the VIEs in China, (ii) the governmental entities in China do not have a controlling financial interest in Yunji Inc. or the VIEs, (iii) none of the members of the board of directors of Yunji Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Yunji Inc. or the VIEs contains any charter of the Chinese Communist Party.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Yunji Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 4, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on April 24, 2020 (File No. 001-38877))

4.1	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the F-1 filed on March 21, 2019 (File No. 333-230424))

4.4	English translation of the executed form of Proxy Agreement and Power of Attorney by and among a VIE, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Proxy Agreements and Powers of Attorney adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.4 to the Form 20-F filed on April 26, 2021 (File No. 001-38877))

4.5	English translation of the executed form of Equity Pledge Agreement by and among a VIE, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Pledge Agreements adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.5 to the Form 20-F filed on April 26, 2021 (File No. 001-38877))

4.6	English translation of the executed form of Exclusive Service Agreement by and between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Service Agreements adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 26, 2021 (File No. 001-38877))

Exhibit Number	Description of Document
4.7	English translation of the executed form of Exclusive Option Agreement by and among a VIE, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Option Agreements adopting the same form in respect of each of the VIEs (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 26, 2021 (File No. 001-38877))

4.8	English translation of Loan Agreement among Mr. Shanglue Xiao, Mr. Huan Hao and the WFOE of the Registrant, dated December 14, 2018 (incorporated herein by reference to Exhibit 10.12 to the F-1 filed on March 21, 2019 (File No. 333-230424))

4.9	English translation of Commodity Premises Subscription Form and two supplementary agreements to the Commodity Premises Subscription Form between a subsidiary of the Registrant, Zhejiang Fengji Technology Co., Ltd., and Hangzhou Shimao Ruiying Real Estate Co., Ltd., dated June 28, 2021 (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 26, 2022 (File No. 001-38877))

8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the F-1 filed on March 21, 2019 (File No. 333-230424))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yunji Inc.

	By:	/s/ Shanglue Xiao
Name: Shanglue Xiao
Title: Founder, Chairman, and Chief Executive Officer
Date: April 26, 2023

YUNJI INC.

F-1

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Yunji Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Yunji Inc.
and its subsidiaries
(the “Company”) as of December 31, 2022 and 2021,
and the related consolidated statements of comprehensive (loss)/income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated
financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021
,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022
Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
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

F-2

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
Allowance for credit losses – factoring receivables and receivables from the distribution sales
As described in Notes 2 and 5 to the consolidated financial statements, the Company’s balances of factoring receivables and receivables from the distribution sales were RMB80,484 thousand and RMB23,018 thousand, respectively, as of December 31, 2022. The allowance for credit losses for these balances made up the majority of the allowance for credit losses for accounts receivable of RMB16,762 thousand as of December 31, 2022. Management determined the allowance for credit losses for factoring receivables on a collective (pooled) basis that share similar risk characteristics. The assumptions considered when determining the allowance for credit losses for factoring receivables include probability of default (“PD”) and loss given default (“LGD”), adjusted for forward-looking macroeconomic conditions. Management determined the allowance for credit losses for receivables from the distribution sales on an individual basis, using the non-performing loan ratio (“NPLR”) of commercial banks by industry, adjusted for forward-looking macroeconomic conditions.
The principal considerations for our determination that performing procedures relating to the allowance for credit losses for factoring receivables and receivables from the distribution sales is a critical audit matter are (i) the significant judgement and estimation by management in determining PD, LGD, NPLR, as applicable for the relevant allowance, and the forward-looking macroeconomic conditions, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating the audit evidence obtained, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses for factoring receivables and receivables from the distribution sales. These procedures also included, among others, (i) evaluating the appropriateness of the models and methodologies used in management’s credit loss estimates, (ii) evaluating the reasonableness of certain assumptions, including PD, LGD and NPLR as applicable for the relevant allowance, (iii) evaluating the reasonableness of the forward-looking macroeconomic conditions used in the models, and (iv) testing the completeness, accuracy and relevance of data used in the estimation process. These procedures also included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness and mathematical accuracy of the models and methodologies, the reasonableness of the PD, LGD, NPLR, as applicable, and the forward-looking macroeconomic conditions.
/s/
PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 26, 2023
We have served as the Company’s auditor since 2018.

F-3

YUNJI INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	567,204	414,634	60,116
Restricted cash	62,528	42,109	6,105
Short-term investments	380,052	212,003	30,738
Accounts receivable, net (Allowance for credit losses of RMB 7,225 and RMB 16,762, respectively)	118,166	94,111	13,645
Advance to suppliers	59,437	32,738	4,747
Inventories, net	84,500	54,651	7,924
Amounts due from related parties	2,532	202	29
Prepaid expenses and other current assets (Allowance for credit losses of RMB 4,791 and RMB 14,510, respectively)	430,717	362,065	52,494

Total current assets	1,705,136	1,212,513	175,798

Non-current assets:
Property, equipment and software, net	12,842	168,928	24,492
Long-term investments	381,401	414,325	60,071
Deferred tax assets	17,497	—	—
Operating lease right of use assets, net	5,420	231	34
Other non-current assets (Allowance for credit losses of RMB 488 and RMB 2,091, respectively)	227,674	96,414	13,979

Total non-current assets	644,834	679,898	98,576

Total assets	2,349,970	1,892,411	274,374

The accompanying notes are an integral part of these consolidated financial statements.

F-
4

YUNJI INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2021	2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB 326,899 and RMB 399,285 as of December 31, 2021 and 2022, respectively)

Accounts payable	254,839	138,903	20,139
Deferred revenue	105,752	21,748	3,153
Incentive payables to members	265,612	207,331	30,060
Member management fees payable	15,570	11,087	1,607
Other payable and accrued liabilities	202,786	145,527	21,099
Amounts due to related parties	15,630	10,608	1,538
Operating lease liabilities, current	5,571	1,162	169

Total current liabilities	865,760	536,366	77,765

Non-current liabilities
Operating lease liabilities, non-current	3,123	145	21
Deferred tax liabilities	2,572	—	—

Total non-current liabilities	5,695	145	21

Total liabilities	871,455	536,511	77,786

Commitments and contingencies (Note 28)
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

YUNJI INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2021	2022
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2021 and 2022; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2021 and 2022; 1,196,575,392 and 1,068,437,352 Class A ordinary shares and 949,960,000 and 949,960,000 Class B ordinary shares outstanding as of December 31, 2021 and 2022, respectively)	70	70	10
Additional paid-in capital	7,342,344	7,333,144	1,063,206
Statutory reserve	14,019	16,078	2,331
Accumulated other comprehensive (loss)/income	(15,664)	63,113	9,151
Less: Treasury stock (12,255,830 and 140,393,870 shares as of December 31, 2021 and 2022, respectively)	(44,228)	(98,709)	(14,311)
Accumulated deficit	(5,818,645)	(5,958,666)	(863,925)

Total Yunji Inc. shareholders’ equity	1,477,896	1,355,030	196,462

Non-controlling interests	619	870	126

Total shareholders’ equity	1,478,515	1,355,900	196,588

Total liabilities and shareholders’ equity	2,349,970	1,892,411	274,374

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

YUNJI INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues:
Sales of merchandise, net	4,829,397	1,798,882	965,796	140,027
Marketplace revenue	599,895	321,844	170,561	24,729
Other revenues	100,965	34,635	17,757	2,574

Total revenues	5,530,257	2,155,361	1,154,114	167,330

Operating cost and expenses:
Cost of revenues	(3,939,997)	(1,343,386)	(651,578)	(94,470)
Fulfilment	(450,104)	(202,026)	(160,680)	(23,296)
Sales and marketing	(806,140)	(296,049)	(214,783)	(31,141)
Technology and content	(202,817)	(124,854)	(81,382)	(11,799)
General and administrative	(261,877)	(226,110)	(145,857)	(21,147)

Total operating cost and expenses	(5,660,935)	(2,192,425)	(1,254,280)	(181,853)
Other operating income	33,218	54,416	21,599	3,132

(Loss)/income from operations	(97,460)	17,352	(78,567)	(11,391)
Financial (expense)/income, net	(8,571)	80,061	(14,356)	(2,081)
Foreign exchange loss, net	(919)	(1,300)	(15,697)	(2,276)
Other non-operating (loss)/income, net	(1,610)	112,909	2,072	300

(Loss)/income before income tax expense, and equity in income of affiliates, net of tax	(108,560)	209,022	(106,548)	(15,448)
Income tax expense	(39,298)	(60,501)	(24,791)	(3,594)
Equity in loss of affiliates, net of tax	(3,834)	(16,237)	(7,051)	(1,022)

Net (loss)/income	(151,692)	132,284	(138,390)	(20,064)

Less: net (loss)/income attributable to non-controlling interests shareholders	(5,346)	318	(217)	(31)

Net (loss)/income attributable to YUNJI INC.	(146,346)	131,966	(138,173)	(20,033)

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

YUNJI INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2020	2021	2022
	RMB	RMB	RMB	US$
Net (loss)/income	(151,692)	132,284	(138,390)	(20,064)
Other comprehensive (loss)/income
Foreign currency translation adjustment	(79,411)	(25,116)	78,777	11,422

Total comprehensive (loss)/income	(231,103)	107,168	(59,613)	(8,642)
Less: total comprehensive (loss)/income attributable to non-controlling interests shareholders	(5,346)	318	(217)	(31)

Total comprehensive (loss)/income attributable to YUNJI INC.	(225,757)	106,850	(59,396)	(8,611)

Net (loss)/income attributable to ordinary shareholders	(146,346)	131,966	(138,173)	(20,033)
Weighted average number of ordinary shares used in computing net (loss)/income per share
- Basic	2,125,906,398	2,139,963,573	2,088,319,721	2,088,319,721

- Diluted	2,125,906,398	2,147,205,590	2,088,319,721	2,088,319,721

Net (loss)/income per share attributable to ordinary shareholders
- Basic	(0.07)	0.06	(0.07)	(0.01)
- Diluted	(0.07)	0.06	(0.07)	(0.01)
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

YUNJI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Yunji Inc. shareholders’ equity	Non- controlling interest	Total shareholders’ equity
	Number of Shares issued	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	2,158,791,222	70	(29,385,650)	(96,669)	7,255,404	11,633	88,863	(5,805,332)	1,453,969	10,690	1,464,659
Net loss	—	—	—	—	—	—	—	(146,346)	(146,346)	(5,346)	(151,692)
Foreign currency translation adjustments	—	—	—	—	—	—	(79,411)	—	(79,411)	—	(79,411)
Appropriation to statutory reserves	—	—	—	—	—	6,467	—	(6,467)	—	—	—
Repurchasing common stock (Note 21)	—	—	(6,246,410)	(23,171)	—	—	—	—	(23,171)	—	(23,171)
Issuance of ordinary shares due to the exercise of share option (Note 23)	—	—	9,151,290	31,489	(23,485)	—	—	—	8,004	—	8,004
Issuance of restricted shares (Note 23)	—	—	954,960	3,149	(3,149)	—	—	—	—	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	2,300	2,300
Share based compensation	—	—	—	—	98,378	—	—	—	98,378	—	98,378
Disposal of a subsidiary	—	—	—	—	—	(5,476)	—	6,060	584	(3,583)	(2,999)
Dividend to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	(1,200)	(1,200)

Balance as of December 31, 2020	2,158,791,222	70	(25,525,810)	(85,202)	7,327,148	12,624	9,452	(5,952,085)	1,312,007	2,861	1,314,868

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

YUNJI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total Yunji Inc. shareholders’ equity	Non- controlling interest	Total shareholders’ equity
	Number of Shares issued	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	2,158,791,222	70	(25,525,810)	(85,202)	7,327,148	12,624	9,452	(5,952,085)	1,312,007	2,861	1,314,868
Net loss	—	—	—	—	—	—	—	131,966	131,966	318	132,284
Foreign currency translation adjustments	—	—	—	—	—	—	(25,116)	—	(25,116)	—	(25,116)
Appropriation to statutory reserves	—	—	—	—	—	1,395	—	(1,395)	—	—	—
Repurchasing common stock (Note 21)	—	—	(387,500)	(220)	—	—	—	—	(220)	—	(220)
Issuance of ordinary shares due to the exercise of share option (Note 23)	—	—	748,730	2,124	(1,644)	—	—	—	480	—	480
Issuance of restricted shares (Note 23)	—	—	12,908,750	39,070	(39,070)	—	—	—	—	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	208	208
Acquisition of additional shares in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	(1,198)	(1,198)
Share based compensation	—	—	—	—	55,910	—	—	—	55,910	—	55,910
Disposal of a subsidiary	—	—	—	—	—	—	—	2,869	2,869	(1,309)	1,560
Dividend to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	(261)	(261)

Balance as of December 31, 2021	2,158,791,222	70	(12,255,830)	(44,228)	7,342,344	14,019	(15,664)	(5,818,645)	1,477,896	619	1,478,515

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

YUNJI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional paid-in capital	Statutory reserve	Accumulated other comprehensive (loss)/income	Accumulated deficit	Total Yunji Inc. shareholders’ equity	Non- controlling interest	Total shareholders’ equity
	Number of Shares issued	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	2,158,791,222	70	(12,255,830)	(44,228)	7,342,344	14,019	(15,664)	(5,818,645)	1,477,896	619	1,478,515
Net income	—	—	—	—	—	—	—	(138,173)	(138,173)	(217)	(138,390)
Foreign currency translation adjustments	—	—	—	—	—	—	78,777	—	78,777	—	78,777
Appropriation to statutory reserves	—	—	—	—	—	2,059	—	(2,059)	—	—	—
Repurchasing common stock (Note 21)	—	—	(139,237,930)	(95,436)	—	—	—	—	(95,436)	—	(95,436)
Issuance of ordinary shares due to the exercise of share option (Note 23)	—	—	773,640	2,903	(2,390)	—	—	—	513	—	513
Issuance of restricted shares (Note 23)	—	—	10,326,250	38,052	(38,052)	—	—	—	—	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	197	197
Conversion of liabilities to NCI of subsidiaries to capital	—	—	—	—	—	—	—	—	—	1,577	1,577
Acquisition of additional shares in subsidiaries from non-controlling interest shareholders	—	—	—	—	1,099	—	—	—	1,099	(1,099)	—
Share based compensation	—	—	—	—	30,150	—	—	—	30,150	—	30,150
Disposal of subsidiaries	—	—	—	—	(7)	—	—	211	204	(207)	(3)

Balance as of December 31, 2022	2,158,791,222	70	(140,393,870)	(98,709)	7,333,144	16,078	63,113	(5,958,666)	1,355,030	870	1,355,900

The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

YUNJI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands)

	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(151,692)	132,284	(138,390)	(20,064)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,054	15,985	7,718	1,119
Shared-based compensation	98,378	55,910	30,150	4,371
Loss/(gain) from disposal of property, equipment and software	674	667	(143)	(21)
Equity in loss of affiliates	3,834	16,237	7,051	1,022
Changes in fair value for equity securities	53,683	(59,690)	35,198	5,103
Inventory write-downs	40,609	25,696	4,792	695
Foreign exchange (income)/loss	(6,417)	6,701	(15,582)	(2,259)
Amortization of right of use assets	15,732	3,908	2,774	402
Change in estimate of refund payable to members	(23,521)	(2,617)	(1,282)	(186)
Loss/(gain) on disposal of long-term investments and subsidiaries	1,610	(112,354)	1,792	260
Allowance for credit losses	13,089	24,045	21,233	3,079
Cash dividend received	204	—	—	—
Deferred income tax	28,840	42,698	14,925	2,164
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(154,413)	39,516	(20,886)	(3,028)
Decrease in inventories	251,998	25,036	25,057	3,633
(Increase)/decrease in advance to suppliers	(16,547)	39,005	26,699	3,872
Decrease in prepaid expenses and other current assets	78,143	47,602	95,158	13,797
Increase in other non-current assets	(4,867)	(1,592)	(1,373)	(199)
Decrease in amounts due from related parties	1,793	2,574	739	107
Decrease in accounts payable	(205,824)	(212,735)	(108,003)	(15,659)
Decrease in incentive payables to members	(72,316)	(46,558)	(58,281)	(8,450)
Decrease in member management fees payable	(32,514)	(30,271)	(4,483)	(650)
(Decrease)/increase in deferred revenue	(130,853)	54,884	(84,004)	(12,179)
Increase/(decrease) in amount due to related parties	4,693	(7,359)	(5,022)	(728)
(Decrease)/increase in other payable and accrued liabilities	(76,884)	(85,563)	(52,659)	(7,634)

Net cash used in operating activities	(261,514)	(25,991)	(216,822)	(31,433)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

YUNJI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands)

	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of property, equipment and software	(84,403)	(86,983)	(92,256)	(13,377)
Proceeds from disposal of property, equipment and software	1,845	2,383	976	142
Cash paid for short term investments	(1,774,781)	(377,756)	(465,242)	(67,454)
Cash received from maturity of short-term investments	2,492,613	126,598	651,402	94,444
Cash paid for factorings services	(57,913)	(194,070)	(73,322)	(10,631)
Cash received from factorings services	36,407	169,000	102,409	14,848
Cash paid for loans provided to third parties	(93,755)	(159,200)	(1,000)	(145)
Cash received from repayment of loans provided to third parties	61,869	65,023	25,790	3,739
Cash received from disposal of long-term investments	3,344	135,864	2,009	291
Impact to cash resulting from deconsolidation of subsidiaries	(7,144)	4,123	1,545	224
Cash paid for long-term investments	(27,067)	(198,777)	(60,000)	(8,699)
Cash dividends received from long-term investments	—	—	254	37

Net cash generated from/(used in) investing activities	551,015	(513,795)	92,565	13,419

The accompanying notes are an integral part of these consolidated financial statements.

F-1
3

YUNJI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands)

	2020	2021	2022
	RMB	RMB	RMB	US$

Cash flows from financing activities:
Net proceeds from exercise of share options	6,995	1,008	684	99
Cash paid for repurchase of common stocks	(23,171)	(220)	(95,436)	(13,837)
Cash paid to non-controlling shareholders for acquisition of equity shares in subsidiaries	—	(1,198)	—	—
Cash dividend paid to a non-controlling shareholder	—	(261)	—	—
Capital injection from non-controlling shareholders	2,300	208	197	28

Net cash used in financing activities	(13,876)	(463)	(94,555)	(13,710)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(53,624)	(19,763)	45,823	6,642

Net increase/(decrease) in cash, cash equivalents and restricted cash	222,001	(560,012)	(172,989)	(25,082)

Cash, cash equivalents and restricted cash at beginning of the year	967,743	1,189,744	629,732	91,303

Cash, cash equivalents and restricted cash at the end of the year	1,189,744	629,732	456,743	66,221

Supplemental disclosure of cash flow information
Cash paid for income tax	4,251	7,979	20,868	3,026
Supplemental schedule of non-cash investing and financing activities
Net settlement between factoring receivables and payables	23,507	33,182	3,441	499

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash and cash equivalents	1,063,900	567,204	414,634	60,116
Restricted cash (Note 2.9)	125,844	62,528	42,109	6,105

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	1,189,744	629,732	456,743	66,221

The accompanying notes are an integral part of these consolidated financial statements.

F-1
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
As of December 31, 2022, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

Yunji Holding Limited	Hong Kong	December 20, 2017	100%	Investment holding
Zhejiang Youji Supply Chain Management Co., Ltd.	Hangzhou	November 30, 2016	100%	Procurement
Zhejiang Jiyuan Network Technology Co., Ltd.	Hangzhou	August 14, 2018	100%	Sales of merchandise
Zhejiang Zhelue Network Technology Co., Ltd.	Hangzhou	May 23, 2016	100%	Sales of merchandise
Hangzhou Jichuang Network Technology Co., Ltd.	Hangzhou	May 23, 2016	100%	Investment holding
Yunji Hongkong Limited	Hong Kong	August 25, 2015	100%	Sales of merchandise
Hangzhou Yunchuang Sharing Network Technology Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Desking technology (HK) Co., Limited	Hong Kong	July 26, 2016	100%	Investment holding and Financing solution
Jironghuishang Commercial Factoring (Tianjin) Co., Ltd.	Tianjin	October 16, 2018	100%	Financing solution
Zhejiang Yunxuan Supply Chain Management Co., Ltd.	Hangzhou	August 9, 2018	100%	Procurement

F-1
6

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(b)	History of the Group and Basis of Presentation (continued)

As of December 31, 2022, the Company’s principal consolidated VIEs and VIE’s subsidiaries are as follows:

	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

VIEs and VIE subsidiaries
Yunji Sharing Technology Co., Ltd.	Hangzhou	March 5,2018	100%	Investment holding
Zhejiang Yunji Preferred E-Commerce Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Zhejiang Jishang Preferred E-Commerce Co., Ltd.	Hangzhou	April 22, 2016	100%	Procurement
Zhejiang Jixiang E-commerce Co., Ltd. (“Jixiang”)	Hangzhou	August 14, 2018	100%	E-Commerce
Hangzhou Fengjing Network Technology Co., Ltd.	Hangzhou	December 18, 2020	100%	Investment holding
Ningbo Meishan Bonded Port Area Jichuang Taihong Venture Capital Partnership (LP) (“Jichuang Taihong”)	Ningbo	January 15, 2019	99.75%	Investment holding
Hangzhou Heyi e-commerce Co., Ltd.	Hangzhou	August 5, 2020	100%	E-Commerce
Anhui Yunhe Network Technology Co., Ltd. (“Yunhe”)	Hefei	March 28, 2019	100%	Customer service and Procurement
Hangzhou Jiweixiang Food Co., Ltd.	Hangzhou	May 8, 2020	100%	Distribution sales
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

9

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)	Risks in relations to the VIE structure (continued)

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	70,599	114,265
Restricted cash	62,243	42,109
Accounts receivable, net	4,028	23,683
Advance to suppliers	10,801	5,434
Inventories, net	1,694	2,635
Amounts due from the Group companies (1)	520,888	719,655
Amounts due from related parties	1,178	46
Prepaid expense and other current assets	158,148	81,307
Property, equipment and software, net	11,191	4,546
Long-term investments	215,293	214,450
Operating lease right-of-use assets	3,852	—
Deferred tax assets	4,463	—
Other non-current assets	13,182	6,417

Total assets	1,077,560	1,214,547

Accounts payable	121,347	71,007
Deferred revenue	21,058	16,398
Incentive payables to members	6,085	207,331
Members management fee payable	7,328	4,997
Other payable and accrued liabilities	156,509	91,469
Amounts due to the Group companies (2)	793,245	900,852
Amounts due to related parties	11,804	8,083
Operating lease liabilities, current	2,768	—
Operating lease liabilities, non-current	1,403	—

Total liabilities (3)	1,121,547	1,300,137

(1)
Amounts due from the Group companies primarily consisted of inter-company receivables for the sales of goods and the rendering of services made by the VIEs and their subsidiaries on behalf of other Group companies.

(2)	Amounts due to the Group companies primarily consisted of inter-company payables for the purchase of goods and services made by other Group companies on behalf of the VIEs and their subsidiaries.
(3)	Amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary is RMB 326,899 and RMB 399,285 as of December 31, 2021 and 2022, respectively

F-
20

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)	Risks in relations to the VIE structure (continued)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues:
Third-party revenues	1,351,842	513,299	349,259
Intra-Group revenue	1,770,244	501,168	229,562

Total revenues	3,122,086	1,014,467	578,821
Operating cost and expenses:
Third-party operating cost and expenses	(2,566,806)	(906,559)	(478,245)
Intra-Group operating cost and expenses	(565,409)	(118,456)	(178,573)

Total operating cost and expenses	(3,132,215)	(1,025,015)	(656,818)
Net income/(loss)	6,826	164,950	(75,329)
Net cash provided by transactions with external parties	2,426,562	539,673	651,432
Net cash used in transactions with intra-Group entities	(2,365,128)	(497,190)	(698,690)

Net cash generated by/(used in) operating activities	61,434	42,483	(47,258)
Net cash (used in)/ provided by transactions with external parties	(18,347)	8,102	5,216
Net cash (used in)/generated by transactions with intra-Group entities	—	(180,000)	60,000

Net cash (used in)/generated by investing activities	(18,347)	(171,898)	65,216
Net cash provided by/(used in) transactions with external parties	2,300	(1,198)	197
Net cash provided by transactions with intra-Group entities	—	—	4,250

Net cash generated by/(used in) financing activities	2,300	(1,198)	4,447
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,161)	(383)	1,127

Net increase/(decrease) in cash, cash equivalents and restricted cash	44,226	(130,996)	23,532
Cash, cash equivalents and restricted cash at beginning of year	219,612	263,838	132,842

Cash, cash equivalents and restricted cash at end of year	263,838	132,842	156,374

F-2
1

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)	Risks in relations to the VIE structure (continued)

Under the contractual arrangements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no restriction requiring that any asset of the consolidated VIEs and VIEs’ subsidiaries can only be used to settle obligations of the respective VIEs and VIEs’ subsidiaries except for paid-in capital of VIEs and VIEs’ subsidiaries amounting to RMB 33,797 and RMB 33,797 as of December 31, 2021 and 2022, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to any assets of the WFOE or the Company for the debt settlement purpose. In the event that the shareholders of the VIEs breach the terms of the contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, the Company may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs.
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
Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Comprehensive (Loss)/Income. Total exchange loss were RMB 919, RMB 1,300 and RMB 15,697 for the years ended December 31, 2020, 2021 and 2022, respectively.
The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive (loss)/income as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive (loss)/income were a loss of RMB 79,411, RMB 25,116 and a gain of RMB 78,777, for the years ended December 31, 2020, 2021 and 2022, respectively.
2.6 Convenience translation
Translations of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive (Loss)/Income and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8972, representing the index rates stipulated by the federal reserve board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.
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
Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, other receivables, equity securities with readily determinable fair values included in long-term investments, accounts payable, amounts due to related parties, accruals and other liabilities. As of December 31, 2021 and 2022, except for short-term investments and equity securities with readily determinable fair values included in long-term investments, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, other receivables, trade payables, amounts due to related parties, accruals and other liabilities are approximated to their fair values due to the short-term maturity of these instruments. The Group reports short-term investments at fair value and discloses the fair value of these investments based on level 2 measurement, reports equity securities with readily determinable fair values included in long-term investments at fair value based on level 1 measurement, and for those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in Consolidated Statements of Comprehensive (Loss)/Income, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements. (Note 9).
2.8 Cash and cash equivalents
Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less.
2.9 Restricted cash
Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets. The Group’s restricted cash mainly represents cash held in the Group’s own bank accounts, the use of which is restricted to collecting cash on behalf of the merchants for products sold on Yunji App and transferring these cash receipts to the merchants under the bank’s custody.
2.10 Short-term investments
Short-term investments are comprised of i) time deposits placed with banks with original maturities longer than three months but less than one year, ii) wealth management products issued by PRC banks or other financial institutions, which contains fixed or variable interest with original maturities within one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturities. These investments are stated at fair value. Changes in the fair value are reflected in Financial (expense)/income, net in the Consolidation Statements of Comprehensive (Loss)/Income.

F-2
5

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11 Accounts receivable, net
Accounts receivables, net mainly represent amounts due from customers, including the funds extended by the Group to qualified customers, including the merchants, through its factoring arrangements (the “factoring receivables”) and are recorded net of allowance for credit losses. As of December 31, 2021 and 2022, the balance of the factoring receivables was RMB 115,924 and RMB 80,484, respectively (Note 5).
2.12 Allowance for credit losses
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
The key factors considered when determining the above allowances for credit losses include probability of default, loss given default and the non-performing loan ratio of commercial banks by industry, adjusted for forward-looking macroeconomic conditions.
The following table summarized the details of the Company’s allowance for credit losses:

	2020	2021	2022
Balance at beginning of year	—	13,089	12,504
Allowance for credit losses	13,089	24,045	21,233
Write-offs	—	(24,630)	(374)

Balance at end of year	13,089	12,504	33,363
2.1
3
 Inventories, net
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of RMB 40,609, RMB 25,696 and RMB 4,792 are recorded in cost of revenues in the Consolidated Statements of Comprehensive (Loss)/Income for the years ended December 31, 2020, 2021 and 2022, respectively.

F-2
6

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1
4
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
2.1
5
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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.1
5
 Long-term investments (continued)

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded in Financial (expense)/income, net through the Consolidated Statements of Comprehensive (Loss)/Income.
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
2.1
6
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
2.1
7
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
Revenue recognition policies for each type of revenue steam are as follows:
Sales of merchandise
The Group primarily sells merchandise through its Yunji App. The Group presents the revenue generated from its sales of merchandise on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Group also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators. The cash collected from the sales of merchandise is initially recorded in deferred revenue in the Consolidated Balance Sheets and subsequently recognized as revenue when the receipt of merchandise is confirmed by the customers, which is the point that the control of the merchandise is transferred to the customer. For products sold through independent distributors (the “distribution sales”), control is transferred upon shipment or acceptance, based on the contract terms. The revenue is recorded net of value-added tax, discounts, coupons, incentives and return allowances. Return allowances are estimated based on historical experiences and updated at the end of each reporting period.

F-2
8

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.1
7
 Revenue recognition (continued)

Marketplace
In 2019, the Group launched its marketplace business model, under which the Group operates its
e-commerce
platform, Yunji App, as a marketplace for third party merchants to sell their merchandise to the Yunji App users. When the transactions are completed on Yunji App, the Group charges merchants commissions at their respective agreed percentage of the amount of merchandise sold by merchants. The Group acts as an agent in these transactions and does not control the underlying merchandise provided by merchants before they are transferred to users, as the Group is not responsible for fulfilling the promise to provide the merchandise to users and has no inventory risk. In addition, the Group has no discretion in establishing prices of the merchandise provided by merchants. Revenues are recognized on a net basis to the extent of the commissions the Group earns at the point of users’ acceptance of merchandise.
Remaining performance obligations
The remaining performance obligations associated with the Group’s sale of merchandise represents the cash collected upfront from the customers for their purchase of merchandise on Yunji App, but the underlying merchandise has not yet been received by the customers, which is included in the presentation of deferred revenue (Note 12). As of December 31, 2021 and 2022, the remaining performance obligation for sales of merchandise were RMB 99,213 and RMB 18,106, respectively, which are expected to be recognized as revenue when the receipt of merchandise is confirmed by the customers.
The remaining performance obligations associated with the Group’s marketplace revenue represents the portion of commissions included in the payment collected from the users for their purchase of merchandise on Yunji App on behalf of the merchants, but the underlying merchandise has not yet been received by the users, which is included in the presentation of deferred revenue (Note 12). As of December 31, 2021 and 2022, the remaining performance obligation for marketplace revenue was RMB 4,402 and RMB 2,596, which are expected to be recognized as revenue when the transactions are completed.
Other businesses
The Group offers loans to qualified customers, including the merchants, and charges an interest based on the principal through factoring arrangements. The Group extends loans to merchants for their expected orders in addition to the loans to the same merchants who factored their accounts receivable generated from their transactions completed on Yunji App with recourse. The Group also extends loans to unrelated customers who factored their accounts receivable derived from their own business with recourse. The Group records factoring receivables, which is included in accounts receivable, when the cash is advanced to its customers (Note 2.11). The interests are recognized over the term of loans, normally within one year. From cash flow perspective, when the Group has legal rights to net settle the factoring receivables from merchants with its payable to merchants, the Group settles such factoring receivables with the payables to the same merchant respectively or less, as per agreement between the two parties.
The Group also provides technical services, advertising services and membership services to customers. The service revenues mainly represent the service fees from third parties that are recognized over the service period.

9

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1
8
 Users incentive programs
The Group provides incentives to those referring members by paying a cash refund upon a successful merchandise referral (“Referral Incentives”); and those members for their self-purchase (“Self-purchase Incentives”). These unpaid balances recorded in incentive payables to members are maintained collectively in the members’ Yunji App accounts and can be withdraw in cash upon the members’ requests. For years ended December 31, 2020, 2021 and 2022, the long-aged balances of incentive payables to members of nil, nil and RMB 48,709, respectively, were derecognized when the Company’s payable obligations along with extinguished, and revenue was recognized accordingly.
The Group grants certain units of Yunbi and other coupons (collectively referred to as coupons), from time to time, to its customers at its discretion in different situations. Yunbi are not redeemable for cash and can be used as a coupon for the customer’s future purchase on the Yunji App. The coupons granted are not concurrent with a revenue transaction, thus not accounted for when they are granted and are recognized as a reduction of revenue when they are applied in future sales.
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
2.1
9
 Cost of revenues
Cost of revenues consists of purchase price of merchandise, inbound shipping charges, write-downs of inventory and member training costs. Inbound shipping charges to receive merchandise from suppliers are included in the inventories and recognized as cost of revenues upon sale of the merchandise to the customers.
2.
20
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

2.
21
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
2.2
2
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
2.2
3
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

2.2
4
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

F-3
2

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2
5
 Employee benefits
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were RMB 403,031, RMB 273,773 and RMB 228,685 for the years ended December 31, 2020, 2021 and 2022, respectively.
2.2
6
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
2.2
7
 Government grant
Government grants are recognized as Other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the Consolidated Statements of Comprehensive (Loss)/Income upon receipts and all conditions attached to the grants are fulfilled.
2.2
8
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

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.2
8
 Income tax (continued)

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.
2.2
9
 Treasury stocks
The Company accounts for treasury stocks using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stocks account on the Consolidated Balance Sheets.
2.
30
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
For the years ended December 31, 2020, 2021 and 2022, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB 6,467, RMB 1,395 and RMB 2,059 respectively.

F-3
4

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3
1
 Comprehensive loss
Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.
2.3
2
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
2.3
3
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
5

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.34 Recent accounting pronouncements
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company will adopt this update in the first quarter of 2023 and does not expect the adoption to have a material impact to the Company’s Consolidated Financial Statements.
3
. CONCENTRATION AND RISKS
3.1 Concentration of credit risk
Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents, restricted cash, and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. As of December 31, 2020, 2021 and 2022, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considers to be of high credit quality based on their credit ratings. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.
3.2 Concentration of customers and suppliers
Substantially all revenue was derived from customers located in China. There are no suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group in any of the periods presented.
Customers contributed more than 10% of total revenues are as below:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Customer A	—	—	17%

F-36

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

3.3 Foreign currency exchange rate risk
Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 6.5%, 2.3% and 9.24% for the years ended December 31, 2020, 2021 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4. SHORT-TERM INVESTMENT

	As of December 31,
	2021	2022
	RMB	RMB
Time deposits	167,781	142,357
Wealth management products	212,271	69,646

Total short-term investment	380,052	212,003

The Group’s wealth management products mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased or revolving terms. For the years ended December 31, 2020, 2021 and 2022, the weighted average return of the wealth management products were 3.4%, 5.2% and 2.04%, respectively.
5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2021	2022
	RMB	RMB
Factoring receivables	115,924	80,484
Receivables from the distribution sales	—	23,018
Receivables from merchants under marketplace business	5,898	4,590
Receivables from sales channels on other platforms	231	1,699
Receivables from other revenue	3,338	1,082
Less: allowance for credit losses	(7,225)	(16,762)

Total accounts receivable, net	118,166	94,111

F-3
7

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET
Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Receivables from third-party payment settlement platform (1)	35,682	34,179
Deposits	24,572	13,917
Prepaid advertising expenses	7,840	—
Short-term loan receivables (2)	221,211	269,314
VAT-input deductible	103,519	25,708
Receivables from disposal of a subsidiary (3)	16,713	1,964
Others	25,971	31,493
Less: allowance for credit losses	(4,791)	(14,510)

Total prepaid expenses and other current assets, net	430,717	362,065

(1)	Receivables from third-party payment settlement platform represent cash due from the third party on-line payment service providers in relation to their processing of payments to the Group.
(2)
Short-term loan receivables represent the principal and interest to be collected on loans provided by the Group to third-party companies. As of December 31, 2022, the loans include six loans to six companies, four-sixths of which were renewed in 2022 with principal amount of US$ 20 million (equivalent to RMB 139,292), RMB 800, RMB 30,000, RMB 40,000, respectively. One loan was of principal amount of RMB 50,000, four-year term starting from December 2019, and with a lump sum interest rate of 20% at maturity within one year. The remaining loan was the one to a customer with total principal amount of RMB 1,000. As of December 31, 2021, the loans include seven loans to six companies with principal amount of US$ 15.3 million (equivalent to RMB 97,548), US$ 4.7 million (equivalent to RMB 29,966), RMB 800, RMB 12,000, RMB 10,000, RMB 30,000 and RMB 40,000, respectively. The terms of loans are of one-year
term and with fixed annual interest at approximately 4%~12% within the market rate range and mature within one year.

(3)
In the fourth quarter of 2020, the Group disposed of a subsidiary, Wuhan Yunteng Logistics Co., Ltd. (“Wuhan Yunteng”), to a third party for a total cash consideration of RMB 26,676, with a loss of RMB 1 million recorded in other non-operating
(loss)/income, net (Note 18). Based on the agreement reached in 2022, the third party and the Group re-negotiated
the payment schedule. As of December 31, 2022, an amount of RMB 1,964 will be collected within one year and the remaining amount of RMB 13,137 is recorded in other non-current
assets (Note 10).

7. INVENTORIES, NET

	As of December 31,
	2021	2022
	RMB	RMB
Merchandise and packing materials	91,496	60,043
Less: inventory write-downs	(6,996)	(5,392)

Total inventories, net	84,500	54,651

F-3
8

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET
Property, equipment and software, net, consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Leasehold improvement	33,417	32,240
Electronic equipment	21,193	16,471
Furniture	5,892	3,728
Software	6,747	7,092
Vehicles	690	690
Construction in progress (1)	245	163,696

Subtotal	68,184	224,017
Less: accumulated depreciation (2)	(55,342)	(55,089)

Total property, equipment and software, net	12,842	168,928

(1)
In June 2021, the Group entered into a purchase agreement with a third-party company to purchase an office building. The Group paid 50% of the total amount with consideration of RMB 81,125 in 2021 and paid the remaining 50% in amount of RMB 80,732 in 2022. In June 2022, the new office building has been delivered by the third-party company to the Group and all prepayment except for the value added tax of the office building were recorded as
construction in progress upon delivery in 2022.

As of December 31, 2021 and 2022, the balances of construction in progress were RMB 245 and RMB 163,696 which were primarily relating to the new office building under decoration.

(2)
Depreciation expenses were RMB 21,054, RMB 15,985 and RMB 7,718 for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment charges were recorded for the years ended December 31, 2020, 2021 and 2022.

9

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. LONG-TERM INVESTMENTS
The Group’s long-term investments consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Equity method investments (a)	31,779	16,669
Equity securities accounted for under alternative measurement (b)	196,296	207,771
Equity securities with readily determinable fair values (c)	153,326	189,885

Total long-term investments	381,401	414,325

Major investments made by the Company during the years ended December 31, 2020, 2021 and 2022 are summarized as follows:
(a)
Investments accounted for using equity method
The investments accounted for using equity method represent the Group’s equity investment over which the Group is able to exercise significant influence in the form of ordinary shares of the investee. The investments accounted for under equity methods are individually immaterial for the periods presented.
The carry amount and unrealized securities holding gain/ (loss) for the investments under equity method as of December 31, 2022 was as follows,

Equity method investments
Total value booked under equity method as of December 31, 2020	58,479
Addition	630
Disposal of long-term investments	(16,793)
Share of cumulative loss for the year ended December 31, 2021	(10,537)

Total value booked under equity method as of December 31, 2021	31,779
Dividends received	(254)
Disposal of long-term investments (i)	(2,805)
Others (ii)	(5,000)
Share of cumulative loss for the year ended December 31, 2022	(7,051)

Total value booked under equity method as of December 31, 2022	16,669

(i)
The Company disposed of several investments that were accounted for under the equity method in 2022 and recorded the loss from the disposal of RMB 1,796 in other non-operating
(loss)/income, net (Note 18).

(ii)	The Company lost significant influence in the form of ordinary shares of two investees with total amount of RMB 5,000 in December 2022 and accounted for two investments using alternative measurement.

F-
40

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
Change from equity method investment to equity securities accounted for under alternative measurement
The Group previously accounted for the investment in the investee A using equity method. In 2021, Yunji disposed of the investment in investee A with a gain of RMB

110.5 million recorded in other
non-operating
(loss)/income, net (Note 18), and injected the same amount of consideration into the parent holding company of investee A (“the Enlarged A Group”). Yunji’s share of equity interest was 2.26% without board seat. Since Yunji lost significant influence, the Company recorded the new investment in the Enlarged A Group under alternative measurement.
In November 2021, with a new series of external financing of the enlarged A Group, the Company remeasured its investment to fair market value and recorded the unrealized changes in fair value with a gain of RMB 79,541 in Financial (expense)/income, net in the Consolidation Statements of Comprehensive (Loss)/Income based on the new investors’ purchase price.
In July 2022, with a new series of external financing of the investee B, the Company remeasured its investment to fair market value and recorded the unrealized changes in fair value with a gain of RMB 6,475 in Financial (expense)/income, net in the Consolidation Statements of Comprehensive (Loss)/Income based on the new investors’ purchase price.
(c)
Equity securities with readily determinable fair values
Investment in GXG, Tencent and Meituan
In May 2019, the Group purchased 22,740,000 ordinary shares of a Hong Kong listed Company – GXG (1817. HK) – with a total consideration of US$ 13 million, and recorded its investment in GXG with initial cost of US$ 13 million (equivalent to approximately RMB 89,517).
In February 2021, the Group purchased 106,600 and 55,000 ordinary shares of two Hong Kong listed Company- Meituan (3690. HK) and Tencent (0700. HK) – with a total consideration of HKD$ 77.3 million (equivalent to approximately RMB 65,065).
In 2022, the Group invested two private funds with a total consideration of RMB 60,000.
As of December 31, 2021 and 2022, based on the market price, the Group re-measured
the investments at a fair value of RMB 153,326 and RMB 189,885, respectively, and recorded the unrealized changes in fair value with a loss of RMB 19,851 and a loss of RMB 34,801 in financial (expense)/income, net in the Consolidation Statements of Comprehensive (Loss)/Income for years ended December 31, 2021 and 2022, respectively.

F-4
1

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. OTHER
NON-CURRENT
ASSETS
Other
non-current
assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Long-term loan receivable (1)	55,802	—
Prepayment of commercial properties (2)	159,125	78,000
Long-term receivables from disposal of a subsidiary (Note 6)	—	13,137
Others	13,235	7,368
Less: allowance for doubtful accounts	(488)	(2,091)

Total other non-current assets	227,674	96,414

(1)
Long-term loan receivable represents the principal and interest to be collected of a loan provided by the Group to a third party. The loan was of principal amount of RMB 50,000, four-year term starting from December 2019, and with a lump sum interest rate of 20% at maturity. As of December 31, 2022, this loan was due for repayment within one year and was recorded in Prepaid expense and other current assets, net (Note 6).

(2)	In 2020, the Group purchased commercial properties from a third party and paid the full amount in advance with consideration of USD$ 11.25 million (equivalent RMB 78,000).

F-4
2

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. ACCOUNTS PAYABLE

	As of December 31,
	2021	2022
	RMB	RMB
Merchandise purchase payables	150,241	87,489
Warehouse and logistic fees payables	4,784	1,311
Payable to merchants (1)	99,814	50,103

Total accounts payable	254,839	138,903

(1)
Payable to merchants represents the unpaid balances to the merchants of cash collected by the Group on behalf of the merchants for products sold on Yunji App when the Group is viewed as the agent in the sales arrangement.

12. DEFERRED REVENUE

	As of December 31,
	2021	2022
	RMB	RMB
Deferred merchandise revenue	99,213	18,106
Deferred marketplace revenue	4,402	2,596
Deferred other revenue	2,137	1,046

Total deferred revenue	105,752	21,748

The revenue recognized in the years ended December 31, 2020, 2021 and 2022 that was included in deferred revenue as of the beginning of each respective period were RMB 181,828, RMB 50,951 and RMB 105,752, respectively.
13. INCENTIVE PAYABLES TO MEMBERS

	As of December 31,
	2021	2022
	RMB	RMB
Incentive payables to members	265,612	207,331

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

F-4
3

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. MEMBER MANAGEMENT FEES PAYABLE

	As of December 31,
	2021	2022
	RMB	RMB
Member management fees payable	15,570	11,087

The Group engages third party vendors to provide management service in the member’s community, including organizing product launch events, collecting members or Yunji App users’ feedbacks, etc. Member management fees payable represents the Group’s unpaid balance of such service fees to the third party vendors. For the years ended December 31, 2020, 2021 and 2022, member management fees were RMB 418,194, RMB 174,798 and RMB 101,984, presented in sales and marketing expenses in the Consolidation Statements of Comprehensive (Loss)/Income.
15. OPERATING LEASE
The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining terms of one year to five years with no variable lease costs.
Operating lease costs were RMB 3,909 and 2,774 for the years ended December 31, 2021 and 2022.
Supplemental cash flow information related to leases were as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities	3,555	4,184
Right-of-use assets obtained in exchange for operating lease liabilities	2,732	—
Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Right-of-use assets	5,420	231

Operating lease liabilities - current	5,571	1,162
Operating lease liabilities - non-current	3,123	145

Total lease liabilities	8,694	1,307

Weighted average remaining lease term	1.61	1.18
Weighted average discount rate	4.75%	4.75%

F-4
4

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. OPERATING LEASE (CONTINUED)

Maturities of lease liabilities are as follows:

As of December 31, 2022
RMB
2023	1,434
2024	58

Total operating lease payments	1,492
Less: imputed interest	(185)

Total operating lease	1,307

16. OTHER PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB

Merchants deposits (1)	56,335	42,452
Supplier deposits (2)	51,181	32,997
Salaries and welfare payable	36,054	28,735
Taxes payable	26,396	15,531
Accrued marketing and other operational expenses	14,844	12,682
Accrued professional fees	8,030	10,165
IT related service fees	4,621	2,839
Others	5,325	126

Total other payable and accrued liabilities	202,786	145,527

(1)
The deposit obtained from the merchants is to ensure implementation of Yunji App’s platform policy and good product quality to be sold by the merchants on Yunji App under the Group’s marketplace business model. The deposit can be withdrawn immediately after the merchants terminate its online shop on Yunji App.

(2)	The deposit obtained from the suppliers is to ensure inventory level ready for the Group to purchase and good product quality under the Group’s sales of merchandise business model.

F-45

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. OTHER OPERATING INCOME

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB
VAT-in super deduction and other tax returns (1)	4,830	2,323	2,369
Government grants (2)	25,172	48,180	15,110
Others	3,216	3,913	4,120

Total other operating income	33,218	54,416	21,599

(1)
From 2019, in accordance with “the Announcement on Relevant Policies for Deepening the Value-added Tax Reform” and relevant government policies announced by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs of China, one China VIE of the Company, as a consumer service company, is allowed to enjoy additional 10%
VAT-in
deduction for any services or products it purchased
(“VAT-in
super deduction”) from April 1, 2019 to December 31, 2023. The
VAT-in
super deduction is considered as operating given that all
VAT-in
were derived from the purchases for that VIE’s daily operations in nature, and therefore is presented in other operating income in the Consolidation Statements of Comprehensive (Loss)/Income.

(2)
Government grants mainly represent cash subsidies received from PRC local governments for companies operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. These cash subsidies were not subject to meeting any specific future conditions.

18. OTHER
NON-OPERATING
(LOSS)/ INCOME, NET

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB
(Loss)/gains from fair value changes of equity securities investments, net (Note 9)	(1,610)	112,354	(1,792)
Others	—	555	3,864

Total other non-operating (loss)/income, net	(1,610)	112,909	2,072

19. FINANCIAL (EXPENSE)/INCOME, NET

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB
Interest income	46,667	15,947	1,606
Interest expense	(6,383)	(4,181)	(2,462)
(Loss)/gains from fair value changes of equity securities investments (Note 9)	(53,683)	59,690	(28,326)
Bank charges	(709)	(529)	(276)
Others	5,537	9,134	15,102

Total financial (expense)/income, net	(8,571)	80,061	(14,356)

F-4
6

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. TAXATION
(a) Value added tax (“VAT”) and surcharges
The Group is subject to statutory VAT rate of 9% since April 1, 2019 for revenues from sales of agricultural products, and 13% since April 1,2019 for sales of other products, respectively, in the PRC. The Group is exempted from VAT for revenues from sales of vegetables and contraceptives.
The Group is subject to VAT at the rate of 9% since April 1, 2019 for the logistics services and 6% for revenues from other services.
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
As of December 31, 2021 and 2022, the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. Accordingly, no deferred income tax liabilities on withholding tax were provided as of December 31, 2021 and 2022.

F-4
8

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. TAXATION (CONTINUED)
(b) Income tax (continued)

Composition of income tax
The components of (loss)/income before tax are as follow:

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB
(Loss)/income before tax
(Loss)/income from PRC entities	(5,399)	244,163	(113,848)
(Loss)/Income from overseas entities	(103,161)	(35,141)	7,300

Total (loss)/income before tax	(108,560)	209,022	(106,548)

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB

Current income tax expense	10,458	17,803	9,866
Deferred income tax expense	28,840	42,698	14,925

Total income tax expense	39,298	60,501	24,791

Reconciliation of the differences between statutory tax rate and the effective tax rate
Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
PRC Statutory income tax rate	25%	25%	25%
Effect on tax rates in different tax jurisdiction	-9%	5%	-10%
The effect of change in the tax rate of subsidiaries	0%	0%	4%
Non-deductible expenses	-1%	1%	-1%
Additional deduction for research and development expenditures	48%	-6%	8%
Share-based compensation	-23%	4%	-4%
Non-taxable income	0%	-2%	1%
Permanent book-tax differences	7%	4%	-3%
Change in valuation allowance (1)	-83%	-2%	-43%

Effective tax rates	-36%	29%	-23%

(1)	Included the impact of the valuation allowance decrease due to disposal of subsidiaries and tax losses forfeiture in 2022.

9

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. TAXATION (CONTINUED)

(c) Deferred tax assets and deferred tax liabilities
The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Net accumulated losses-carry forward	108,667	130,370
Deferred membership program revenue	212	31
Refund payable to members	172	6
Inventory write-downs	1,749	1,348
Allowance for credit losses	2,813	7,717
Gain or loss from changes in fair values	—	1,142
Others	1,021	69
Less: valuation allowance	(96,489)	(140,189)

Total deferred tax assets	18,145	494

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax liabilities
Gain or loss from changes in fair values	2,572	—
Others	648	494

Total deferred tax liabilities	3,220	494

The Group offsets deferred tax assets and deferred tax liabilities relating to income taxes levied by the same tax authority on same tax payee, and presents the net amount of deferred tax assets and deferred tax liabilities on its consolidated balance sheets. The net deferred tax assets were RMB

17,497 and nil as of December 31, 2021 and 2022, respectively, and the net deferred tax liabilities were RMB 2,572 and nil as of December 31, 2021 and 2022, respectively.

F-
50

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. TAXATION (CONTINUED)

Movement of valuation allowance

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB
Balance at beginning of the year	(65,225)	(156,150)	(96,489)
Changes of valuation allowance (1)	(90,925)	59,661	(43,700)

Balance at end of the year	(156,150)	(96,489)	(140,189)

(1)
Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination as of December 31, 2021 and 2022, the Group evaluates a variety of factors supporting the utilization of carry-forwards through a forecast of future taxable profits for each impacted entity within a specific tax jurisdiction, including: the Group’s entities’ operating history and forecast, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2020 and 2021, valuation allowances on a large part of deferred tax assets were provided because it was more likely than not that such portion of deferred tax will not be realized based on the Company’s estimate of future taxable incomes of all its subsidiaries.

As of December 31, 2022, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2023	484
2024	284,447
2025	202,548
2026	20,002
2027	194,021

701,502

As of December 31, 2022, the Group had tax losses carry forwards of approximately RMB 701,502 which mainly arose from its subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC. The tax losses carry forwards from PRC entities will expire during the period from 2023 to 2027.

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
On August 28, 2019, the Company was authorized by the Board of Directors to, from time to time, acquire up to an aggregate of US$20 million of its shares in the form of ADSs and/or the ordinary shares of the Company over the next six months in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations (the “2019 Share Repurchase Program”). Under the 2019 Share Repurchase Program, the Company cumulatively repurchased 40,076,270 and 40,463,770
Class A ordinary shares at price
ranging from
US$0.09 to $0.70 as
of December 31, 2020 and 2021, respectively.
On March 17, 2022, the Company was authorized by the Board of Directors to, from time to time, acquire up to an aggregate of US$20 million of its shares in the form of ADSs and/or the ordinary shares of the Company over the next six months in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Subsequently, on August 25, 2022, the Company announced this stock repurchase program of up to US$20 million has been extended for another six months, which was starting from
September 16, 2022 and up to March 15, 2023
(collectively, the “2022 Share Repurchase Program”). Under the 2022 Share Repurchase Program, the Company cumulatively repurchased 179,701,700 Class A ordinary shares at price ranging from US$0.07 to $0.12 as of December 31, 2022.
22. CONVERTIBLE REDEEMABLE PREFERRED SHARES
In July 2015, pursuant to an investment agreement, the Company issued 373,000,000 Series Seed Preferred Shares with total cash of RMB 50,000, and incurred issuance cost of RMB 1,000.
In November 2016 and January 2017, pursuant to an investment agreement, the Company issued 272,600,000 Series A Preferred Shares with total consideration of RMB 33,160 and US$20,000 (RMB 138,532 equivalent) as well as the full exercise of the Series Seed Warrant at fair value of RMB

644 and the full exercise of Series A Warrant at fair value of RMB 1,754. Total issuance cost in the amount of RMB 8,095 was incurred for the Former Series A Capital Contribution, including a finder’s commission of RMB 6,509.
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
All of Preferred Shares were converted into Class A ordinary shares immediately upon the completion of the Company’s initial public offerings on May 3, 2019 (Note 21). Prior to their conversion, Preferred Shares were entitled to certain preference with respect to conversion, redemption, dividends and liquidation.
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
On January 1, 2022 and August 1, 2022, the Company granted 8,690,000 and 1,160,000 RSUs to its employees, respectively.

F-5
3

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. SHARE-BASED COMPENSATION (CONTINUED)

(a) Options
The following table sets forth the stock options activity for the years ended December 31, 2020, 2021 and 2022:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of December 31, 2020	68,565,920	0.22	2.65	2,826
Granted	—	—
Forfeited	(5,655,230)	0.26
Exercised	(748,730)	0.10
Expired	(231,520)	0.28

Outstanding as of December 31, 2021	61,930,440	0.21	1.73	—

Granted	—	—
Forfeited	(64,980)	0.20
Exercised	(773,640)	0.09
Expired	—	—

Outstanding as of December 31, 2022	61,091,820	0.22	0.89	—

Vested and expected to vest as of December 31, 2022	61,091,820

Exercisable as of December 31, 2022	60,169,040

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2021: US$ 0.06, December 31, 2022: US$ 0.08).
The Group uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s options modified were as follow:

	2021	2022
Exercise price (US$)	0.0925	N/A
Exercise multiple	2.2/2.8	N/A
Risk-free interest rate	0.24%/0.33%	N/A
Expected term (in years)	6	N/A
Expected dividend yield	0.00%	N/A
Expected volatility	52.96%/ 55.13%	N/A
Expected forfeiture rate (post-vesting)	5%	N/A
Fair value of the underlying shares on the date of options grants (US$)	0.23	N/A
Fair value of share option (US$)	0.15	N/A

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
Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB 52,870, RMB 20,782 and RMB 1,828 for share options granted under the 2017 Plan and the 2019 Plan in the Consolidated Statements of Comprehensive (Loss)/Income for the years ended 2020, 2021 and 2022, respectively.
As of December 31, 2021 and 2022, there was RMB 2,573 and RMB 616, respectively, in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 0.95 and 0.4 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.
(b) Restricted share units
A summary of activities of the service-based RSUs for the years ended December 31, 2020, 2021 and 2022 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at December 31, 2020	47,961,100	0.63

Granted	55,988,000	0.21
Vested	(12,908,750)
Forfeited	(45,336,000)

Unvested at December 31, 2021	45,704,350	0.45

Granted	9,850,000	0.63
Vested	(10,326,250)
Forfeited	(20,306,000)

Unvested at December 31, 2022	24,922,100	0.45

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.
As of December 31, 2021 and 2022, 12,908,750 RSUs and 10,326,250 RSUs were vested.
For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized by the Group for the RSUs granted were RMB 45,508, RMB 35,128 and RMB 28,322, respectively.
As of December 31, 2021 and 2022, there was RMB 60,217 and RMB 14,592 in total unrecognized compensation expense, related to unvested RSUs, which is expected to be recognized over a weighted average period of 2.55 and 1.87 years, respectively.

F-5
5

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. FAIR VALUE MEASUREMENTS
As of December 31, 2021 and 2022, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using

Description	Fair value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Time deposits	167,781	—	167,781	—
Wealth management products	212,271	—	212,271	—
Long-term investments
Equity securities with readily determinable fair value	153,326	153,326	—	—
Equity securities accounted for under alternative measurement	196,296	—	196,296	—

Total assets	729,674	153,326	576,348	—

		Fair value measurement at reporting date using

Description	Fair value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Time deposits	142,357	—	142,357	—
Wealth management products	69,646	—	69,646	—
Long-term investments
Equity securities with readily determinable fair value	189,885	189,885	—	—
Equity securities accounted for under alternative measurement	207,771	—	207,771	—

Total assets	609,659	189,885	419,774	—

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

F-5
7

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. NET (LOSS)/INCOME PER SHARE
Basic and diluted net loss per share for each of the years/periods presented are calculated as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB
Numerator:
Net (loss)/income attributable to YUNJI INC’s ordinary shareholders	(146,346)	131,966	(138,173)

Denominator:
Denominator for basic earnings per ordinary share
-Weighted average ordinary shares outstanding	2,125,906,398	2,139,963,573	2,088,319,721
Dilutive effect of share options	—	7,242,017	—

Denominator for diluted earnings per ordinary share	2,125,906,398	2,147,205,590	2,088,319,721

Net (loss)/income per share attributable to ordinary shareholders:
- Basic	(0.07)	0.06	(0.07)
- Diluted	(0.07)	0.06	(0.07)
Basic net (loss)/income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net (loss)/income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.
For the year ended December 31, 2019, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect. The effects of all outstanding share options and RSUs have also been excluded from the computation of diluted loss per share for the years ended December 31, 2019 and 2020 as their effects would be anti-dilutive. For the year ended December 31, 2021, the Company had potential ordinary shares, including non-vested
restricted shares, and option granted which were included in the computation of diluted EPS in 2021. As the Group incurred losses for the years ended December 31, 2020 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

F-5
8

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS
The table below sets forth the major related parties and their relationships with the Group as of December 31, 2022:

Name of related parties	Relationship with the Group

Small Ye Group	Controlled by Mr. Xiao Shanglue, Founder and CEO of the Group
Hangzhou Jixi Internet Technology Co., Ltd. (“Jixi”)*	An associate of the Group (incorporated in 2018)
Hangzhou Tianshi Technology Co., Ltd. (“Tianshi”)	An associate of the Group (incorporated in 2017)
Guangdong Weixin Technology Co., Ltd. (“Weixin”)	An associate of the Group (incorporated in 2018)
Hangzhou Adopt A Cow Biological Technology Co., Ltd. (“Zhaomu”)*	An associate of the Group (incorporated in 2018)
Hangzhou Bixin Biotechnology Co., Ltd. (“Bixin”)	An associate of the Group (incorporated in 2019)
Hunan Haomei Haomei Cosmetics Co., Ltd. (“Haomei”)*	An associate of the Group (incorporated in 2019)
Shanxi Yunnong Logistic Management Co., Ltd. (“Yunnong”)	An associate of the Group (incorporated in 2019)
Zhejiang Zhengdao Fengju Supply Chain Management Co., Ltd. (“Zhengdao”)*	An associate of the Group (incorporated in 2019)
Hangzhou Yuncheng Brand Management Co., Ltd. (“Yuncheng”)*	An associate of the Group (incorporated in 2020)
Zhejiang Jimi E-commerce Co., Ltd. (“Jimi”)	An associate of the Group (incorporated in 2020)
Hangzhou Huaji Brand Marketing Management Co., Ltd. (“Huaji”)*	An associate of the Group (incorporated in 2020)
Zhejiang Jibi Technology Co., Ltd. (“Jibi”)	An associate of the Group (incorporated in 2020)
Hangzhou Xingsheng Brand Marketing Management Co., Ltd. (“Xingsheng”)	An associate of the Group (incorporated in 2020)

*	The investments in these associates were disposed by the Group in 2021 and 2022.

9

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Group entered into agreements with aforementioned equity method classified investees as related party transactions, including purchase of merchandise from them and marketplace services provided to them. Details of related party balances and transactions as of December 31, 2020, 2021 and 2022 are as follows:
Advance to related parties and amounts due from related parties

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due from related parties
Jixi	1,112	—
Yuncheng	1,179	—
Others	241	202

Total	2,532	202

Amounts due to related parties

	As of December 31,
	2021	2022
	RMB	RMB
Weixin	5,413	5,382
Xingsheng	1,515	1,209
Yunnong	1,249	728
Bixin	1,150	376
Tianshi	1,037	884
Jimi	756	125
Jibi	749	618
Small Ye Group	691	691
Jixi	1,270	—
Others	1,800	595

	15,630	10,608

F-
60

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The terms of the agreements the Group entered into with the related parties are comparable to the terms in arm’s-length
transactions with third-party customers and vendors.
Transactions with related parties

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB
Purchase of merchandise

Jimi	—	17,519	7,572
Weixin	9,214	14,508	32
Yuncheng	2,239	13,147	—
Xingsheng	600	11,768	7,384
Tianshi	17,021	11,256	2,722
Bixin	31,825	7,637	3,328
Yunnong	21,453	4,301	—
Huaji	2,573	4,265	—
Zhaomu	53,790	—	—
Zhengdao	28,372	—	—
Haomei	16,404	—	—
Others	21,784	7,714	472

	205,275	92,115	21,510

F-6
1

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)
Transactions with related parties (continued)

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB
Marketplace service provided to related parties

Jimi	2,379	5,637	1,699
Yuncheng	2,932	3,309	—
Bixin	2,759	2,322	1,234
Others	2,900	815	172

	10,970	12,083	3,105

Other goods and services provided to related parties

Xingsheng	—	—	554
Jimi	—	313	131
Tianshi	—	—	114
Yuncheng	171	208	—
Others	222	18	24

	393	539	823

27. COMMITMENTS AND CONTINGENCIES
(a) Operating commitments
As of December 31, 2022, the Company had outstanding operating commitments totaling RMB 1,904, which was the short-term lease payments.
(b) Capital commitments
As of December 31, 2022, the Company had outstanding capital commitments totaling RMB 5,223, which was the payment of office building decoration improvement and furniture.
(b) Contingencies
In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. As of December 31, 2021 and 2022, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.

F-6
2

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. SUBSEQUENT EVENTS
From December 31, 2022 to the date of publication of this report, there was no subsequent event which had a material impact on the Group.
29. STATUTORY RESERVES AND RESTRICTED NET ASSETS
Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and consolidated VIE in the PRC must make appropriations from after-tax profit
to non-distributable reserve
funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until
the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2020, 2021 and 2022, appropriations to the statutory reserve have been made by the Group, which was RMB 6,467, RMB 1,395 and RMB 2,059 respectively.
In addition, due to restrictions on the distribution of share capital from the Group’s subsidiaries and consolidated VIE in PRC and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ and consolidated VIEs’ net assets was RMB 453,428, or 33% of the Group’s total consolidated net assets as of December 31, 2022.
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

F-6
3

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

30. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
Balance sheets of the parent company

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	8,678	65,363
Short-term investment	195,679	70,125
Amounts due from the group companies	110,729	161,124
Prepaid expenses and other current assets	4,113	1,516

Total current assets	319,199	298,128

Non-current assets:
Long-term investments	46,562	39,817
Investment in subsidiaries and VIEs	1,114,353	1,020,937

Total non-current assets	1,160,915	1,060,754

Total assets	1,480,114	1,358,882

LIABILITIES AND EQUITY

Current liabilities
Other payables and accruals	2,218	3,852

Total liabilities	2,218	3,852

Shareholders’ equity

Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2021 and 2022; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2021 and 2022; 1,196,575,392 and 1,068,437,352 Class A ordinary shares and 949,960,000 and 949,960,000 Class B ordinary shares outstanding as of December 31, 2021 and 2022, respectively)	70	70
Additional paid-in capital	7,342,344	7,332,098
Accumulated other comprehensive (loss)/income	(42,645)	91,498
Less: Treasury stock (12,255,830 and 140,393,870 shares as of December 31, 2021 and 2022, respectively)	(44,228)	(98,709)
Accumulated deficit	(5,777,645)	(5,969,927)

Total shareholders’ equity	1,477,896	1,355,030

Total liabilities and shareholders’ equity	1,480,114	1,358,882

4

YUNJI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

30. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive (loss)/income of the parent company

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB

Operation expense
Sales and marketing	(2,927)	(2,052)	—
General and administrative	(15,089)	(17,632)	(10,706)

Total operating expenses	(18,016)	(19,684)	(10,706)
Share of (loss)/income of subsidiaries and VIEs	(131,435)	167,444	(115,080)
Financial income/(expense), net	3,303	(15,883)	(12,283)
Foreign exchange loss	(198)	(466)	(134)
Other non-operating income, net	—	555	30

(Loss)/income before income tax expense	(146,346)	131,966	(138,173)

Net (loss)/income	(146,346)	131,966	(138,173)

Net (loss)/income attributable to ordinary shareholders	(146,346)	131,966	(138,173)

Net (loss)/income	(146,346)	131,966	(138,173)
Other comprehensive (loss)/income
Foreign currency translation	110,010	35,433	134,143

Total comprehensive (loss)/income	(36,336)	167,399	(4,030)

Statements of cash flows of the parent company

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	RMB	RMB	RMB

Net cash used in operating activities	(29,257)	(23,226)	(9,075)

Net cash generated from investing activities	6,372	29,919	154,552

Net cash (used in)/generated from financing activities	(16,176)	788	(94,752)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(163)	(2,457)	5,960

Net (decrease)/increase in cash, cash equivalents and restricted cash	(39,224)	5,024	56,685

Cash, cash equivalents and restricted cash at beginning of the year	42,878	3,654	8,678
Cash, cash equivalents and restricted cash at end of the year	3,654	8,678	65,363

F-6
5