Form 20-F
period 2023-12-31
Yunji Inc.
filed 2024-04-25
CIK 1759614

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________

For the transition period from ________to________

Commission file number: 001-38877

Yunji Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

15/F, South Building

Hipark Phase 2, Xiaoshan District

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive offices)

Yeqing Cui, Senior Financial Director

15/F, South Building

Hipark Phase 2, Xiaoshan District

Hangzhou, Zhejiang, 310000

People’s Republic of China

Telephone: 86-86-571-8168 8920

Email: cuiyq@yunjiglobal.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing one hundred Class A ordinary shares Class A ordinary shares, par value US$0.000005 per share* * Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.	YJ	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, there were 1,966,378,532 ordinary shares outstanding, par value US$0.000005 per share, being the sum of 1,016,418,532 Class A ordinary shares (excluding treasury shares), par value US$0.000005 per share and 949,960,000 Class B ordinary shares, par value US$0.000005 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts which may evidence the ADSs;

●	“ADSs” are to the American depositary shares, each of which represents one hundred Class A ordinary shares;

●	“Average spending per buyer” in a given period is calculated by dividing total GMV in that period by the number of buyers in the same period;

●	“buyer” in a given period are to a user who places at least one order on our platform during such period, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.000005 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.000005 per share;

●	“GMV” are to the total value of all orders for merchandise placed in our merchandise business and marketplace business, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. GMV includes the value from orders placed on our mobile apps as well as orders placed on third-party mobile apps and websites that are fulfilled by us, by our third-party merchants, or by our third-party business partners. Our revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Our revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure;

●	“Jishang Preferred” are to Zhejiang Jishang Preferred E-Commerce Co., Ltd.;

●	“member” are to an individual who registers an account on our flagship Yunji app or mini program and satisfies certain requirements;

●	“mini program” or “mini programs” are to services run on third-party platforms, such as WeChat, that provide functions similar to those of standalone mobile applications;

●	“ordinary shares” are to our ordinary shares, par value US$0.000005 per share;

●	“our WFOE” or “WFOE” are to Hangzhou Yunchuang Sharing Network Technology Co., Ltd. or Yunchuang Sharing;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SPUs” are to standard product units offered on our platform. The number of SPUs does not represent the number of distinct products offered on our platform. We assign the same SPU to the same type of product without distinguishing product specifics such as colors and sizes;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“users” are to individuals who access our platform through our mobile apps or sharing interfaces, including our members;

●	“VIE” are to variable interest entity, and “the VIEs” or “VIEs” are to (i) Zhejiang Yunji Preferred E-Commerce Co., Ltd., or Yunji Preferred, and (ii) Hangzhou Chuanchou Network Technology Co., Ltd., or Hangzhou Chuanchou;

●	“Yunji,” “we,” “us,” “our company,” “our” and “Group” are to Yunji Inc., our Cayman Islands holding company and its subsidiaries. Yunji Inc. is a holding company with no operations of its own. Our PRC subsidiaries and the VIEs conduct operations in China, and the VIEs are consolidated for accounting purposes in accordance with U.S. GAAP only but are not entities in which we have any equity interest. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries and the VIEs; and

●	“Zhejiang Jiyuan” are to Zhejiang Jiyuan Network Technology Co., Ltd.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of the end of December 29, 2023, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the online retail industry in China;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with our members, users, suppliers, third-party merchants and other partners;

●	competition in our industry; and

●	government policies and regulations relating to us, and their future development.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

Yunji Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our business in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services, audio and video services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders to direct the business operations of the VIEs. Revenues contributed by the VIEs accounted for 23.8%, 30.3% and 49.4% of our total revenues for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yunji Inc., our Cayman Islands holding company and its subsidiaries. Yunji Inc. is a holding company with no operations of its own. Our PRC subsidiaries and the VIEs conduct operations in China, and the VIEs are consolidated for accounting purposes in accordance with U.S. GAAP only but are not entities in which we have any equity interest. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries and the VIEs. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs.

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

However, the contractual arrangements is not as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. Our corporate structure is subject to risks associated with the contractual arrangements with the VIEs. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Investors may never hold equity interests in the Chinese operating companies. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Specifically, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. In addition, as of the date of this annual report, these agreements have not been tested in a court of law. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. Recent statements and enhanced regulatory actions by PRC government, such as those related to filing procedures on offerings conducted overseas by China-based issuers, enhancing supervision over China-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement, have or may impact our ability to conduct certain businesses, accept foreign investments, maintain our listing status on a United States stock exchange or list on a foreign stock exchange outside of mainland China. For example, these statements and enhanced regulatory actions require issuers that have been listed in an overseas market by March 31, 2023, such as our company, to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. See “Item 3. Key Information—Permissions Required from the PRC Authorities for our Operations.” As the statements and regulatory developments relating to these areas are relatively new and rapidly evolving, substantial uncertainties remain in relation to their interpretation and implementation. Any such action could result in a material adverse change in our operations and the value of our ADSs, affect our ability to accept foreign investments or list on another foreign stock exchange outside of mainland China, including significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. The PRC government may promulgate additional laws, rules and regulations that may impose significant obligations and liabilities on China-based companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could lead to potential claims, change to our data and other business practices, regulatory investigations, penalties, increased operational costs, declines in user numbers or engagement, or otherwise affect our business operations.

PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The chart below summarizes our corporate structure, including our principal subsidiaries, the VIEs and the VIEs’ principal subsidiaries, as of the date of this annual report:

Notes:

(1)	Mr. Shanglue Xiao and Mr. Shangce Xiao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao is beneficial owner of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company. Mr. Shangce Xiao is a relative of Mr. Shanglue Xiao.
(2)	Mr. Wenwei Shu holds 100% of equity interests in Hangzhou Chuanchou. Mr. Wenwei Shu is a former employee of our company.
(3)	Zhejiang Fengji holds 90% of the equity interest in Zhejiang Jiyuan, and the remaining 10% equity interest in Zhejiang Jiyuan is held by Yunchuang Sharing.
(4)	Zhejiang Jixiang holds 95% of the equity interest in Ningbo Meishan, and the remaining 5% equity interest in Ningbo Meishan is held by Ningbo Meishan Bonded Port Zone Jichuang Investment Partnership (Limited Partnership), in which Hangzhou Jichuang and Mr. Shanglue Xiao each hold of 95% and 5% of the equity interests, respectively.

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Yunchuang Sharing is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in China through the VIEs based on a series of contractual arrangements by and among Yunchuang Sharing, or our WFOE, the VIEs and their shareholders. Historically, we also maintained contractual arrangements by and among our WFOE, Yunji Sharing and its shareholders. In order to streamline our corporate structure, in December 2023, our WFOE acquired Yunji Sharing by purchasing all equity interests held by the shareholders in Yunji Sharing and Yunji Sharing has since become a wholly owned subsidiary of our WFOE. Accordingly, the contractual arrangements with Yunji Sharing and its shareholders were effectively terminated in December 2023.

Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat them and their subsidiaries as the consolidated VIEs under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP for accounting purposes.

The following is a summary of the currently effective contractual arrangements among our WFOE, the VIEs and their shareholders:

(i) a series of proxy agreements and power of attorney, pursuant to which, the shareholders of the VIEs irrevocably authorized our WFOE, or any person designated by our WFOE, to act as their attorney-in-fact to exercise all of their rights as the shareholders of the VIEs.

(ii) a series of equity interest pledge agreements, pursuant to which, the shareholders of the VIEs have pledged 100% equity interests in the VIEs to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreements, the exclusive service agreements, the proxy agreements and power of attorney, as well as the performance by the VIEs of their obligations under the exclusive option agreements and the exclusive service agreements.

(iii) a series of exclusive service agreements, pursuant to which, our WFOE has the exclusive right to provide the VIEs with operational supports as well as consulting and technical services required by the VIEs’ business. Without our WFOE’s prior written consent, the VIEs may not accept the same or similar operational supports as well as consulting and technical services provided by any third party during the term of the agreements.

(iv) a series of exclusive option agreements, pursuant to which, the shareholders of the VIEs irrevocably granted our WFOE an exclusive option to purchase all or part of their equity interests in the VIEs, and the VIEs irrevocably granted our WFOE an exclusive option to purchase all or part of their assets.

(v) a loan agreement, pursuant to which, our WFOE made loans to the shareholders of Yunji Preferred for the sole purpose of making capital contribution to Yunji Preferred. The shareholders of Yunji Preferred can only repay the loans by the sale of all or part of their equity interests in Yunji Preferred to our WFOE or its designated person pursuant to the amended and restated exclusive option agreement, and, to the extent permitted under PRC law, pay all of the proceeds from sale of such equity interests to our WFOE.

(vi) spousal consent letters, whereby the spouses of the shareholders of Yunji Preferred agreed that the equity interests in Yunji Preferred held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with our WFOE and they agreed not to assert any rights over the equity interest in Yunji Preferred.

For more details of these contractual agreements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the structures of the VIEs in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. After consulting our PRC legal counsel, Han Kun Law Offices, we believe, as of the date of this annual report, except as otherwise stated in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations,” our PRC subsidiaries and the VIEs have obtained all the requisite operational licenses and permits from the PRC government authorities that are necessary for the business operations of our holding company, our PRC subsidiaries and the VIEs in China, namely, the VATS License, the Network Culture Business Permit, the Production and Operation of Broadcasting and Television Programs Permit, the ICP filing, the Internet Pharmaceutical Information Services Qualification Certificate, the Record-Filing of Third-Party Platforms Providing Online Trading Service for Medical Devices, the Record-Filing for Business Operations of Class Two Medical Devices, the Publication Operation Permit, the Food Operation Permit, the Record-Filing Application as A Third-Party Platform Provider for Online Food Trading, the registration and record-filing of cosmetic products and the filing of APP (including mini-applet) organizer. We, our PRC subsidiaries, and the VIEs have not been denied for any permission or approval by any PRC authority with respect to the operation of our business as of the date of this annual report. However, given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations,” “—Failure to comply with the E-Commerce Law may have a material adverse impact on our business, financial conditions and results of Operations,” “—Our and the VIEs’ business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and the VIEs may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

Permissions Required from the PRC Authorities for Overseas Financing Activities

In connection with our historical issuance of securities to foreign investors, under current PRC laws, regulations and rules, as of the date of this annual report, we, our PRC subsidiaries and the VIEs, are not required to (i) obtain any permission or approval from the China Securities Regulatory Commission, or the CSRC, (ii) go through cybersecurity review by the Cyberspace Administration of China, or (iii) obtain permission or approval from any other PRC government authority. In addition, we, our PRC subsidiaries and the VIEs, have not been asked to obtain nor were denied for any permission or approval by any PRC government authority in connection with our historical issuance of securities to foreign investors.

The PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. As advised by our PRC legal counsel, Han Kun Law Offices, as our ADSs have been listed on Nasdaq prior to March 31, 2023, we will be deemed as an “existing issuer” pursuant to the Overseas Listing Trial Measures and are not required to complete the filing procedures with the CSRC for our initial public offering and other historical issuance of securities to foreign investors. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. There remain substantial uncertainties about the interpretation, application and implementation of the Overseas Listing Trial Measures. Therefore, we will be required to complete the filing procedures with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Overseas Listing Trial Measures. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”

On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking to list on a stock exchange in a foreign country are subject to a cybersecurity review. Our PRC legal counsel has consulted the relevant PRC government authority, which confirmed that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the Cybersecurity Review Measures is not required to go through a cybersecurity review by the Cyberspace Administration of China to maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the Cyberspace Administration of China for our past issuance of securities to foreign investors and maintaining our listing status on the Nasdaq Capital Market.

If (i) we do not receive or maintain any permits or approvals required of us, (ii) we inadvertently concluded that certain permits or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permits or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and this could result in a determination by the national securities exchange to delist our securities. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thereby reducing the time before our securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, is headquartered in mainland China. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will be able to continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB451.4 million, RMB453.4 million and RMB639.4 million (US$90.1 million) as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of China are subject to PRC government controls on currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Yunji Inc., our subsidiaries, and the VIEs to transfer cash. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. To the extent cash in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under PRC law, Yunji Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2021, 2022 and 2023, Yunji Inc. extended loans with principal amount of nil, nil and RMB22.0 million (US$3.0 million), respectively, to our intermediate holding companies and subsidiaries and received repayments of RMB294.8 million, RMB19.7 million and nil, respectively, from our intermediate holding companies and subsidiaries. For the years ended December 31, 2021, 2022 and 2023, the VIEs didn’t receive any loans from Yunji Inc. and Yunji Inc. didn’t receive any repayments from the VIEs. The VIEs may transfer cash to our WFOE by paying service fees according to the exclusive service agreements. For the years ended December 31, 2021, 2022 and 2023, no service fees were paid by the VIEs to our WFOE under the exclusive service agreements. We plan to continue to determine the amount of service fee and payment method with the VIEs and their shareholders based on the working capital needs of the VIEs, and settle fees under the contractual arrangements with the VIEs when required in the future.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. The cash management policy is not contractual in nature. The controls and procedures on cash transfers in the policy adhere to relevant regulatory requirements.

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

Selected Condensed Consolidating Statements of Comprehensive (Loss)/Income Information

	For the Year Ended December 31, 2023
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries(4)	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	34	316,382	323,793	—	640,209
Intra-Group revenues(3)	—	—	91,657	142,790	(234,447)	—
Total revenues	—	34	408,039	466,583	(234,447)	640,209
Operating cost and expenses
Third-party operating cost and expenses	(8,557)	(15,520)	(272,602)	(439,047)	—	(735,726)
Intra-Group operating cost and expenses(3)	—	—	(142,717)	(91,730)	234,447	—
Total operating cost and expenses	(8,557)	(15,520)	(415,319)	(530,777)	234,447	(735,726)
Other operating income, net	—	—	9,349	5,549	—	14,898
(Loss)/income from operations	(8,557)	(15,486)	2,069	(58,645)	—	(80,619)
Other non-operating (loss)/income	(4,750)	(7,651)	1,975	(58,948)	—	(69,374)
Share of loss from investments in VIEs and subsidiaries	(151,117)	(53,631)	—	(77,600)	282,348	—
(Loss)/income before income tax expense, and equity in income of affiliates, net of tax	(164,424)	(76,768)	4,044	(195,193)	282,348	(149,993)
Income tax expense	—	—	(6,683)	(1,168)	—	(7,851)
Equity in loss of affiliates, net of tax	(705)	(832)	(4,637)	(1,102)	—	(7,276)
Net loss	(165,129)	(77,600)	(7,276)	(197,463)	282,348	(165,120)

Less: Net loss from operations attributable to non-controlling interests shareholders	—	—	8	1	—	9
Net loss attributable to Yunji Inc.	(165,129)	(77,600)	(7,284)	(197,464)	282,348	(165,129)

	For the Year Ended December 31, 2022
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries(5)	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	—	349,259	804,855	—	1,154,114
Intra-Group revenues(3)	—	—	229,562	179,546	(409,108)	—
Total revenues	—	—	578,821	984,401	(409,108)	1,154,114
Operating cost and expenses
Third-party operating cost and expenses	(10,706)	(2,825)	(478,245)	(762,504)	—	(1,254,280)
Intra-Group operating cost and expenses(3)	—	—	(178,573)	(230,535)	409,108	—
Total operating cost and expenses	(10,706)	(2,825)	(656,818)	(993,039)	409,108	(1,254,280)
Other operating income, net	—	—	9,957	11,642	—	21,599
(Loss)/income from operations	(10,706)	(2,825)	(68,040)	3,004	—	(78,567)
Other non-operating (loss)/income	(12,387)	(34,347)	8,248	10,505	—	(27,981)
Share of loss from investments in VIEs and subsidiaries	(115,080)	(91,001)	—	(128,815)	334,896	—
Loss before income tax expense, and equity in income of affiliates, net of tax	(138,173)	(128,173)	(59,792)	(115,306)	334,896	(106,548)
Income tax expense	—	—	(10,216)	(14,575)	—	(24,791)
Equity in loss of affiliates, net of tax	—	(642)	(5,321)	(1,088)	—	(7,051)
Net loss	(138,173)	(128,815)	(75,329)	(130,969)	334,896	(138,390)
Less: Net loss from operations attributable to non-controlling interests shareholders	—	—	(217)	—	—	(217)
Net loss attributable to Yunji Inc.	(138,173)	(128,815)	(75,112)	(130,969)	334,896	(138,173)

	For the Year Ended December 31, 2021
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries(5)	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	—	513,299	1,642,062	—	2,155,361
Intra-Group revenues(3)	—	—	501,168	122,315	(623,483)	—
Total revenues	—	—	1,014,467	1,764,377	(623,483)	2,155,361
Operating cost and expenses
Third-party operating cost and expenses	(19,684)	(4,161)	(906,559)	(1,262,021)	—	(2,192,425)
Intra-Group operating cost and expenses(3)	—	(22)	(118,456)	(505,005)	623,483	—
Total operating cost and expenses	(19,684)	(4,183)	(1,025,015)	(1,767,026)	623,483	(2,192,425)
Other operating income, net	—	—	27,953	26,463	—	54,416
(Loss)/income from operations	(19,684)	(4,183)	17,405	23,814	—	17,352
Other non-operating (loss)/income	(15,794)	10,098	196,399	967	—	191,670
Share of income from investments in VIEs and subsidiaries	167,444	183,097	—	181,454	(531,995)	—
Income before income tax expense, and equity in income of affiliates, net of tax	131,966	189,012	213,804	206,235	(531,995)	209,022
Income tax expense	—	(1,441)	(40,299)	(18,761)	—	(60,501)
Equity in loss of affiliates, net of tax	—	(6,117)	(8,555)	(1,565)	—	(16,237)
Net income	131,966	181,454	164,950	185,909	(531,995)	132,284
Less: Net income from operations attributable to non-controlling interests shareholders	—	—	59	259	—	318
Net income attributable to Yunji Inc.	131,966	181,454	164,891	185,650	(531,995)	131,966

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries(5)	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	64,070	34,485	20,176	398,811	—	517,542
Restricted cash	—	—	27,169	—	—	27,169
Short-term investments	7,195	—	—	—	—	7,195
Inventories, net	—	—	2,491	40,451	—	42,942
Amounts due from the Group companies(1)	195,917	610,157	530,998	1,362,125	(2,699,197)	—
Prepaid expenses and other current assets	1,059	11,837	58,441	62,684	—	134,021
Other current assets	—	—	62,789	16,942	—	79,731
Total current assets	268,241	656,479	702,064	1,881,013	(2,699,197)	808,600
Investment in subsidiaries and VIEs(2)	883,681	(103,987)	—	189,991	(969,685)	—
Long-term investments	39,500	105	206,152	118,402	—	364,159
Other non-current assets	—	43,807	7,915	329,303	—	381,025
Total non-current assets	923,181	(60,075)	214,067	637,696	(969,685)	745,184
Total assets	1,191,422	596,404	916,131	2,518,709	(3,668,882)	1,553,784
Accounts payable	—	—	48,198	48,584	—	96,782
Deferred revenue	—	—	6,836	2,576	—	9,412
Incentive payables to members	—	—	124,889	—	—	124,889
Amounts due to the Group companies(1)	—	402,946	727,459	1,568,792	(2,699,197)	—
Other payable and accrued liabilities	1,206	8,467	65,587	33,940	—	109,200
Other liabilities	—	—	5,369	17,037	—	22,406
Total liabilities	1,206	411,413	978,338	1,670,929	(2,699,197)	362,689
Total shareholders’ equity/(deficit)(2)	1,190,216	184,991	(62,207)	847,780	(969,685)	1,191,095
Total liabilities and shareholders’ equity/(deficit)	1,191,422	596,404	916,131	2,518,709	(3,668,882)	1,553,784

	As of December 31, 2022
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries(5)	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	65,363	4,500	114,265	230,506	—	414,634
Restricted cash	—	—	42,109	—	—	42,109
Short-term investments	70,125	—	—	141,878	—	212,003
Inventories, net	—	—	2,635	52,016	—	54,651
Amounts due from the Group companies(1)	161,124	638,705	719,655	1,845,206	(3,364,690)	—
Prepaid expenses and other current assets	1,516	59,660	81,307	219,582	—	362,065
Other current assets	—	—	29,163	97,888	—	127,051
Total current assets	298,128	702,865	989,134	2,587,076	(3,364,690)	1,212,513
Investment in subsidiaries and VIEs(2)	1,020,937	(49,134)	—	268,813	(1,240,616)	—
Long-term investments	39,817	938	214,450	159,120	—	414,325
Other non-current assets	—	11,046	10,963	243,564	—	265,573
Total non-current assets	1,060,754	(37,150)	225,413	671,497	(1,240,616)	679,898
Total assets	1,358,882	665,715	1,214,547	3,258,573	(4,605,306)	1,892,411
Accounts payable	—	—	71,007	67,896	—	138,903
Deferred revenue	—	—	16,398	5,350	—	21,748
Incentive payables to members	—	—	207,331	—	—	207,331
Amounts due to the Group companies(1)	—	393,425	900,852	2,070,413	(3,364,690)	—
Other payable and accrued liabilities	3,852	8,477	91,469	41,729	—	145,527
Other liabilities	—	—	13,080	9,922	—	23,002
Total liabilities	3,852	401,902	1,300,137	2,195,310	(3,364,690)	536,511
Total shareholders’ equity/(deficit)(2)	1,355,030	263,813	(85,590)	1,063,263	(1,240,616)	1,355,900
Total liabilities and shareholders’ equity/(deficit)	1,358,882	665,715	1,214,547	3,258,573	(4,605,306)	1,892,411

	As of December 31, 2021
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries(5)	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	8,678	8,923	70,599	479,004	—	567,204
Restricted cash	—	—	62,243	285	—	62,528
Short-term investments	195,679	—	—	184,373	—	380,052
Inventories, net	—	—	1,694	82,806	—	84,500
Amounts due from the Group companies(1)	110,729	763,134	520,888	1,281,468	(2,676,219)	—
Prepaid expenses and other current assets	4,113	16,662	158,148	251,794	—	430,717
Other current assets	—	—	16,007	164,128	—	180,135
Total current assets	319,199	788,719	829,579	2,443,858	(2,676,219)	1,705,136
Investment in subsidiaries and VIEs(2)	1,114,353	12,364	—	363,124	(1,489,841)	—
Long-term investments	46,562	3,388	215,293	116,158	—	381,401
Other non-current assets	—	55,366	32,688	175,379	—	263,433
Total non-current assets	1,160,915	71,118	247,981	654,661	(1,489,841)	644,834
Total assets	1,480,114	859,837	1,077,560	3,098,519	(4,166,060)	2,349,970
Accounts payable	—	—	121,347	133,492	—	254,839
Deferred revenue	—	—	21,058	84,694	—	105,752
Incentive payables to members	—	—	6,085	259,527	—	265,612
Amounts due to the Group companies(1)	—	488,223	793,245	1,394,751	(2,676,219)	—
Other payable and accrued liabilities	2,218	8,490	156,509	35,569	—	202,786
Other liabilities	—	—	23,303	19,163	—	42,466
Total liabilities	2,218	496,713	1,121,547	1,927,196	(2,676,219)	871,455
Total shareholders’ equity/(deficit)(2)	1,477,896	363,124	(43,987)	1,171,323	(1,489,841)	1,478,515
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,480,114	859,837	1,077,560	3,098,519	(4,166,060)	2,349,970

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2023
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries(4)	Other Subsidiaries	Eliminating adjustments	Consolidated Total
	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(8,557)	(268)	215,227	(394,663)	—	(188,261)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(453,916)	453,916	—	—
Net cash (used in)/ provided by operating activities	(8,557)	(268)	(238,689)	59,253	—	(188,261)
Net cash provided by transactions with external parties	53,690	1,743	9,028	229,574	—	294,035
Net cash (used in)/provided by transactions with intra-Group entities	(21,970)	28,500	118,831	—	(125,361)	—
Net cash generated from investing activities	31,720	30,243	127,859	229,574	(125,361)	294,035
Net cash used in transactions with external parties	(25,334)	—	—	—	—	(25,334)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	1,500	(126,861)	125,361	—
Net cash (used in)/generated from financing activities	(25,334)	—	1,500	(126,861)	125,361	(25,334)
Effect of exchange rate changes on cash and cash equivalents	878	10	301	6,339	—	7,528
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,293)	29,985	(109,029)	168,305	—	87,968
Cash, cash equivalents and restricted cash at beginning of the year	65,363	4,500	156,374	230,506	—	456,743
Cash, cash equivalents and restricted cash at end of the year	64,070	34,485	47,345	398,811	—	544,711

	For the Year Ended December 31, 2022
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries(5)	Other Subsidiaries	Eliminating adjustments	Consolidated Total
	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(9,075)	1,202	651,432	(860,381)	—	(216,822)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(698,690)	698,690	—	—
Net cash (used in)/ provided by operating activities	(9,075)	1,202	(47,258)	(161,691)		(216,822)
Net cash provided by/(used in) transactions with external parties	134,871	1,612	5,216	(49,134)	—	92,565
Net cash provided by/(used in) transactions with intra-Group entities	19,681	(7,577)	60,000	(4,535)	(67,569)	—
Net cash generated from/(used in) investing activities	154,552	(5,965)	65,216	(53,669)	(67,569)	92,565
Net cash (used in)/ provided by transactions with external parties	(94,752)	—	197	—	—	(94,555)
Net cash provided by/(used in) transactions with intra-Group entities	—	285	4,250	(72,104)	67,569	—
Net cash (used in)/generated from financing activities	(94,752)	285	4,447	(72,104)	67,569	(94,555)
Effect of exchange rate changes on cash and cash equivalents	5,960	55	1,127	38,681	—	45,823
Net increase/(decrease) in cash, cash equivalents and restricted cash	56,685	(4,423)	23,532	(248,783)	—	(172,989)
Cash, cash equivalents and restricted cash at beginning of the year	8,678	8,923	132,842	479,289	—	629,732
Cash, cash equivalents and restricted cash at end of the year	65,363	4,500	156,374	230,506	—	456,743

	For the Year Ended December 31, 2021
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries(5)	Other Subsidiaries	Eliminating adjustments	Consolidated Total
	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(23,226)	23,972	539,673	(566,410)	—	(25,991)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(497,190)	497,190	—	—
Net cash (used in)/ provided by operating activities	(23,226)	23,972	42,483	(69,220)	—	(25,991)
Net cash (used in)/ provided by transactions with external parties	(264,919)	13,997	8,102	(270,975)	—	(513,795)
Net cash provided by/(used in) transactions with intra-Group entities	294,838	(41,556)	(180,000)	(5,352)	(67,930)	—
Net cash generated from/(used in) investing activities	29,919	(27,559)	(171,898)	(276,327)	(67,930)	(513,795)
Net cash provided by/(used in) transactions with external parties	788	—	(1,198)	(53)	—	(463)
Net cash provided by/(used in) transactions with intra-Group entities	—	5,352	—	(73,282)	67,930	—
Net cash generated from/(used in) financing activities	788	5,352	(1,198)	(73,335)	67,930	(463)
Effect of exchange rate changes on cash and cash equivalents	(2,457)	(14)	(383)	(16,909)	—	(19,763)
Net increase/(decrease) in cash, cash equivalents and restricted cash	5,024	1,751	(130,996)	(435,791)	—	(560,012)
Cash, cash equivalents and restricted cash at beginning of the year	3,654	7,172	263,838	915,080	—	1,189,744
Cash, cash equivalents and restricted cash at end of the year	8,678	8,923	132,842	479,289	—	629,732

Notes:

(1)	Represents the elimination of intercompany balances among Yunji Inc., the Primary Beneficiary of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.

(2)	Represents the elimination of investments among Yunji Inc., the Primary Beneficiary of VIEs, the Other Subsidiaries, and VIEs and their subsidiaries that we consolidate.

(3)	Represents the elimination of the intercompany sales of goods and rendering of services at the consolidation.

(4)	Includes the financial information of Yunji Sharing Technology Co., Ltd., or Yunji Sharing, until the termination of the VIE arrangement with Yunji Sharing and its shareholders in December 2023. In December 2023, our WFOE acquired Yunji Sharing by purchasing all equity interests held by the shareholders in Yunji Sharing and Yunji Sharing has since become a wholly owned subsidiary of our WFOE. The financial information of Yunji Sharing has been included in Other Subsidiaries after becoming a wholly owned subsidiary of our WFOE.

(5)	Includes the financial information of Yunji Sharing. The VIE arrangement with Yunji Sharing and its shareholders was terminated in December 2023.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we and the VIEs face, organized under relevant headings. All the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

We and the VIEs are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	We have experienced declining revenues, negative operating cash flow, and net losses since 2018, and we cannot assure you that our financial performance will improve in the future.

●	If we fail to maintain membership loyalty or generate membership growth, or fail to maintain member relationships effectively and retain existing members, our business and operating results may be materially and adversely affected.

●	If we fail to anticipate user needs and provide products and services attractive to users, or fail to adapt our services or business model to changing user needs, emerging industry standards or rapid technological evolution, or fail to provide products at a satisfactory quality to our users, our business may be materially and adversely affected.

●	We will not be able to exert the same level of influence or control over members and service managers as we could if they were our employees, and we may be subject to significant costs and reputational harm in the event our members violate any laws or regulations applicable to our operations.

●	Any harm to our Yunji brand or reputation may materially and adversely affect our business and results of operations.

●	If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

●	Any change, disruption or discontinuity in the features and functions of major social networks in China could severely limit our ability to retain or grow our member and user base, and our business may be materially and adversely affected.

●	Our and the VIEs’ business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

●	We face intense competition. We may lose market share and users if we fail to compete effectively.

●	If we are unable to successfully manage our relationships with third-party service companies, we may lose service managers, or fail to provide superior customer services, which could negatively affect our business and operations.

Risks Related to Our Corporate Structure

We and the VIEs are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Yunji Inc. is a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIEs. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless. Our holding company in the Cayman Islands, the VIEs, and investors of Yunji face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

●	We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which is not as effective as direct ownership.

●	Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We and the VIEs face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Risks and uncertainties arising from the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, the PRC government may exert influence over our operations in Hong Kong at any time and new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, which may have a material impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in mainland China and Hong Kong. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Yunji Inc., our subsidiaries, and the VIEs to transfer cash. To the extent cash in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

●	Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Risks Related to our ADSs

We face risks and uncertainties related to our ADSs, including, but not limited to, the following:

●	Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

●	The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

●	It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Risks Related to Our Business and Industry

We have experienced declining revenues, negative operating cash flow, and net losses since 2018, and we cannot assure you that our financial performance will improve in the future.

Our total revenues have declined each year since 2018, from a high of RMB13,015 million in 2018 to RMB640.2 million (US$90.2 million) in 2023. We have experienced negative operating cash flow each year since 2018. We have incurred net losses each year since 2018 with the exception of 2021, when we recorded net income of RMB132.3 million that was primarily due to RMB80.1 million in financial income and RMB112.9 million in non-operating income, both of which were due to investments we made in other companies. Our average spending per buyer has decreased each year since 2020, from RMB2,061 in 2020 to RMB1,195 in 2023. We cannot assure you that we will be able to increase our revenue or generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and other users, grow and diversify our supplier and third-party merchant base, and optimize our cost structure. We may not be able to achieve any of the above.

If we fail to maintain membership loyalty or generate membership growth, or fail to maintain member relationships effectively and retain existing members, our business and operating results may be materially and adversely affected.

We are a membership-based social e-commerce platform and therefore membership loyalty and growth are essential to our business. The success of our business depends on our ability to maintain and increase the number of members on our platform and improve the level of their engagement. Our membership system has experienced various changes in the past few years. Currently, one can become a member of our platform by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the Yunji app or mini program. See “Item 4. Information on the Company—B. Business Overview—Our Member Community—Members” for more details of the previous changes in our membership system. Our recent change in membership system may not be well received by our members and may negatively impact membership loyalty and retention and result in a decline in the level of engagement of our members. Damage to our reputation or our failure to anticipate needs of and provide value-added services to our members, among other things, could also diminish membership loyalty and reduce activity of members on our platform, which could cause our revenue and operating income to decline and negatively impact our profitability.

Our membership growth depends on existing members to promote our products and invite new members through their social networks. Our members may decide not to promote our products or invite new members at any time. To increase our revenue, we must increase the number of, or level of activity of, our members. However, we may not be able to accurately predict how the number and level of activity of members may fluctuate, because we outsource provision of member services to third-party service companies. We work with third-party service companies and enter into agreements with them on an annual basis or for a longer term. These third-party service companies select service managers based on the standards we provide in our agreements and they hire, train and compensate service managers to provide training to our members. However, we cannot guarantee service managers selected by these third-party service companies will provide satisfactory performance. If the service managers fail to motivate our members or facilitate members’ product sales, we may lose our existing members and the level of activity of members may reduce on our platform. Service managers may voluntarily terminate their contracts with third-party service companies at any time. The loss of service managers or the loss of a significant number of members for any reason, could negatively impact our business operations and impair our ability to attract new members. In addition, if our existing and new business opportunities and incentives, products, services and other initiatives do not generate sufficient enthusiasm and economic incentive to retain our existing members or attract new members on a sustained basis, our operating results could be adversely affected. As a result, in order to grow our business in the future, we need to increase our retention of existing members and attract additional members.

If we fail to anticipate user needs and provide products and services attractive to users, or fail to adapt our services or business model to changing user needs, emerging industry standards or rapid technological evolution, or fail to provide products at a satisfactory quality to our users, our business may be materially and adversely affected.

The e-commerce market in which we operate and user needs and preferences are constantly evolving. As a result, we must continually respond to changes in the market and user demand and preferences to remain competitive. We intend to further diversify our product and service offerings to contribute to our revenue sources in the future. We launched our marketplace business in the first quarter of 2019 whereby third-party merchants can sell products on our platform and pay us commissions on their sales. New products and services, new types of customers or new business models may involve risks and challenges we do not currently face. We continually introduce new sales format on our platform to improve user engagement and our productivity. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. Furthermore, we may have difficulty in anticipating user demand and preferences, and the products offered on our platform may not be accepted by the market or be rendered obsolete or uneconomical. Therefore, any inability to adapt to these changes may result in a failure to capture new members and other users or retain existing members and other users, the occurrence of which would materially and adversely affect our business, financial condition and results of operations. In addition, if we are unable to provide products to users at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our business could be negatively impacted. We may also be subject to claims if our users are not satisfied with the quality of the products or do not have satisfactory experiences in general.

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

We believe that the recognition and reputation of our Yunji (云集) brand among our members, other users, suppliers, third-party merchants and other third-party service providers and partners are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand if not properly managed. These factors include our ability to:

●	provide a superior shopping experience to our users;

●	maintain and grow our member and user base and keep our community, members and other users highly engaged;

●	maintain the popularity, attractiveness, diversity, quality and authenticity of our product offerings;

●	maintain the efficiency, reliability and quality of our fulfillment services to our users;

●	maintain or improve users’ satisfaction with our after-sale services;

●	increase brand awareness through marketing and brand promotion activities; and

●	preserve our reputation and goodwill in the event of any negative publicity on customer service, product quality, price or authenticity, data privacy and security, our industry and other players within the industry or other issues affecting us or other social e-commerce and e-commerce businesses in China.

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

In August 2005, the State Council promulgated the Regulations on the Prohibition of Pyramid Selling, which prohibits individuals and entities in China from engaging in pyramid selling. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Pyramid Selling in the PRC.” In May 2017, we received a formal notice from the local Administration for Market Regulation in Hangzhou, which ruled that our sales and marketing practice prior to February 2016 violated the Regulations on the Prohibition of Pyramid Selling and imposed a fine of approximately RMB9.6 million (US$1.4 million). Since the early stage of our operations in 2015, the local governmental authorities in Hangzhou had been in discussion with us on potential violation by our then-existing business model of the Regulations on the Prohibition of Pyramid Selling, and we have adjusted our business practices since February 2016 to comply with the Regulations on the Prohibition of Pyramid Selling and other applicable regulations. We fully paid the fine in June 2017. In December 2018, we and Han Kun Law Offices, our PRC legal counsel, consulted with the competent government authority in Hangzhou, the district branch of the State Administration for Market Regulation, having direct jurisdiction over our PRC entities that currently operate our membership-based social e-commerce platform, and the government authority verbally confirmed that these entities have conducted their business operations lawfully and none of these entities are in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authorities and the advice of Han Kun Law Offices, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. However, there is no assurance that the competent governmental authorities in China that we communicated with will not change their views, or the other government authorities will share the same view as our PRC legal counsel, or they will find our business model not in violation of any applicable regulations, given the uncertainties in the interpretation and application of existing PRC laws, regulations and policies relating to our current business model, including, but not limited to, regulations regulating pyramid selling. Moreover, new laws, regulations or policies may also be promulgated in the future, and there is no assurance that our current business model will be in full compliance with the new laws, regulations or policies. If our business model were to be found in violation in the future, we will have to make adjustment to our business model or cease certain of our business operations, and the governmental authorities may confiscate any illegal gains and impose a fine, which would have a material and adverse impact on our business, financial condition and results of operations.

Any change, disruption or discontinuity in the features and functions of major social networks in China could severely limit our ability to retain or grow our member and user base, and our business may be materially and adversely affected.

Our success depends on our ability to attract and retain new members and other users and expand our member and user base. We leverage social networks in China as a tool for member and user acquisition and engagement. For example, we leverage social networks, such as WeChat, QQ and Weibo, to enable members to share product information and their experiences with products on our platform to their friends, family and other social contacts, who can purchase such products directly via the links shared by the members through social networks. A substantial portion of our member and user traffic comes from such member recommendation through social networks. To the extent that we are banned from using some or all functions of such social networks, or fail to leverage such social networks, our ability to attract or retain members and other users, and maintain an active community may be severely harmed. If WeChat, QQ or Weibo changes its functions or support, such as charging fees for functions or support that is currently provided for free, or stops offering its functions or support to us or discontinues its functions or support in general, we may not be able to locate alternative platforms of similar scale to provide similar functions or support in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to retain or grow our user base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

Our and the VIEs’ business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our and the VIEs’ business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including (i) protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees; (ii) addressing concerns related to privacy and sharing, safety, security and other factors; and (iii) complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

Data security and data protection compliance receives heightened attention from domestic and global regulators and attracts great public scrutiny, which could increase our compliance costs going forward and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cyber Security, Data Security, National Security and Personal Information Protection.” The following summarizes recent PRC regulatory activities in this area:

●	On June 10, 2021, the Standing Committee of the PRC National People’s Congress published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law is a foundational law in the field of data security, which requires data processing, (which includes the collection, storage, use, processing, transmission, provision, publication of data, etc.) to be conducted in a legitimate and proper manner.

●	On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PRC Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly transmission of personal information in accordance with law and promoting the reasonable use of personal information.

●	On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security Management (Draft for Comments), which set out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management, and legal liabilities related to the foregoing. As of the date of this annual report, these draft regulations have not been formally adopted, and it remains to be seen when and in what form such draft regulations will be enacted.

●	On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. These measures specify the circumstances necessitating cybersecurity review, such as (i) critical information infrastructure operators purchasing network products or services or "online platform operators" conducting data processing activities with similar implications, that affect or may affect national security, and (ii) data processors holding over one million users’ personal information seeking to list on a foreign stock exchange. Additionally, the measures outline the required declaration materials and basic procedures for cybersecurity review.

As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China, nor have we received any inquiry, notice, warning, or sanctions from the Cyberspace Administration of China regarding cybersecurity, data security and personal data protection that would have a material impact on our business, results of operations or financial condition or our previous issuance of securities to foreign investors. Our PRC legal counsel has consulted the PRC government authority, which confirmed that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the Cybersecurity Review Measures is not required to go through a cybersecurity review by the Cyberspace Administration of China to maintain its listing status on the foreign stock exchange on which its securities have been listed. Based on the foregoing, we believe, as of the date of this annual report, we are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws that have been issued by the Cyberspace Administration of China in all material respects. However, many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. These regulations remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of these regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of these regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations.

As of the date of this annual report, we have been taking, and will continue to take, reasonable measures to comply with laws and regulations relating to privacy, personal information, data security and cybersecurity. Pursuant to PRC laws and regulations regarding data security and personal information protection, and in response to the current supervisory tendency from the Cyberspace Administration of China, we have taken certain internal and external measures to ensure compliance with the legal obligation required by the supervisory authorities and to ensure data security concerning customers. With respect to external management, on the one hand, we have timely updated our personal information processing rules, and we have disclosed the updated personal information processing rules to our customers and obtained their consent to such update; on the other hand, we have executed data processing agreements with external logistic companies to clarify each party’s rights and obligations when assigning personal information processing tasks to such logistic companies. With respect to internal management, we have established an integrated data compliance management structure and enacted a series of data compliance policies such as the data security management policy (including the requirements for data compliance audit), the data classification and grading policy, the personal information protection impact assessment policy, the data storage and management policy, information security incidents and emergency response measures.

We have also utilized a series of compliance tools to ensure proper implementation of the aforementioned policies. While we take all reasonable measures to comply with applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the authorities, which may result in penalties against us. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cyber Security Law and other laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties and other legal liabilities. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations or to take prompt rectification actions as required by the enforcement authorities, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines, damages and rectification, which could have a material adverse effect on our business and results of operations.

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

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR. In addition, to the extent we have accessed data in Hong Kong, we have been in compliance with relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. We believe that the laws and regulations in Hong Kong regarding data security do not have a material impact on our business, as of the date of this annual report. However, to the extent that certain laws and regulations in Hong Kong were to result in additional oversight over data security that impacts our business in Hong Kong, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics, such as new variants of COVID-19 or outbreaks of other diseases. Our business operations could be disrupted if any of our employees is suspected of having any transmissible health epidemic, since this may cause our employees to be quarantined and/or our offices to be temperately shut down. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in China, where most of our directors and management and many of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in China. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect China, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

Additionally, we must continue to upgrade and improve our technology infrastructure to support our business. However, we cannot assure you that we will be successful in executing these system upgrades. We currently use cloud services and servers operated by external cloud service providers to store our data, to allow us to analyze a large amount of data simultaneously and to update our user database and profiles quickly. Any interruption or delay in the functionality of these external cloud service and server providers may materially and adversely affect the operations of our business.

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

Our platform carries a wide range of products including, among others, beauty and personal care, healthcare products, household goods, apparel, shoes and bags, beverage, food and fresh produce, computer, electronics and home appliances, childcare products, and baby and maternity products. Expansion into diverse new product categories and increase in number of products we offer involve new risks and challenges. Our lack of familiarity with these products and lack of user data relating to these products may make it more difficult for us to anticipate user demand and preferences. We may misjudge user demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more complaints from members and other users about them and face costly product liability claims, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers and third-party merchants. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin for these new product categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories. In addition, some of our existing product categories may have lower profit margins than others, and failure to grow our existing product categories with higher profit margins may adversely impact our overall profitability and results of operations.

We have incurred net loss in the past and we may experience losses in the future.

We incurred a net loss of RMB165.1 million (US$23.3 million) in 2023, compared to a net loss of RMB138.4 million and a net income of RMB132.3 million in 2022 and 2021, respectively. In the years ended December 31, 2021, 2022 and 2023, our operating cash flow was negative. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and other users, grow and diversify our supplier and third-party merchant base, and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest for the foreseeable future in the technology platform to support an even more carefully curated selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses in the future.

If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business and business prospects may suffer.

We source products from third-party suppliers for our merchandise sales business. We also operate a marketplace business whereby third-party merchants sell products on our platform. As of December 31, 2023, we had 945 suppliers and third-party merchants on our platform. Our suppliers and third-party merchants include merchants of mainstream brands and emerging brands, and manufacturing partners we cooperate with. Maintaining strong relationships with these suppliers and third-party merchants is important to our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms and attract third-party merchants to offer their products on commercially attractive terms. We typically enter into one-year framework agreements with our suppliers and third-party merchants on an annual basis, and these framework agreements are typically renewed automatically on an annual basis unless either party chooses to discontinue the business relationship. Should any of our supplier or third-party merchant choose to discontinue their business relationship with us on existing terms, we cannot ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, except in the case of our collaboration with certain top-quality emerging brands for the production of Yunji exclusive products, our agreements with suppliers and third-party merchants typically do not restrict them from selling products to others or on other platforms. We cannot assure you that our current suppliers and third-party merchants will continue to sell products to us or on our platform on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers and third-party merchants, their ability to supply products to us or on our platform in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. For example, the compulsory quarantine and other restrictions imposed as a result of the COVID-19 pandemic in early 2022 caused various degrees of temporary shutdowns and delays in production and operation of our suppliers (especially private label suppliers) and third-party merchants, leading to temporary supply shortages of certain merchandises and delays in the research and development and new product launch processes associated with our private label suppliers.

In the event that we are not able to purchase products at favorable prices, our revenues and cost of sales may be materially and adversely affected. In the event any brand owner does not have authority from the relevant manufacturer to sell certain products to us or on our platform, such brand owner may cease selling such products to us or on our platform at any time. If our suppliers and third-party merchants cease to provide us with favorable payment terms, our need for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier and third-party merchant relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers and third-party merchants that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our users, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers and third-party merchants could materially and adversely affect our business and business prospects. If we fail to attract new suppliers and third-party merchants to sell their products to us or on our platform due to any reason, our business and business prospects may be materially and adversely affected.

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

As of December 31, 2023, there were 543 third-party merchants under our marketplace business. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves under our merchandise sales business. With the exception of third-party merchants outside of China for whom we handle the logistics and delivery process within China, our third-party merchants use their own facilities to store their products and their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high-quality service for all products sold on our platform. If any third-party merchant does not control the quality of the products that it sells on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our platform, or if it sells certain products without licenses or permits as required by the laws and regulations even though we have requested such licenses or permits in our standard form agreement with third-party merchants, the reputation of our marketplace business and our Yunji brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold under our marketplace business may compete with the products we sell directly, which may cannibalize our merchandise sales business. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our marketplace business may not be the same as those for our merchandise sales operations, which may complicate the management of our business. In order for our marketplace business to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

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

If we are unable to successfully manage our relationships with third-party service companies, we may lose service managers, or fail to provide superior customer services, which could negatively affect our business and operations.

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

Failure to comply with the E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.

As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. In addition, on March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, which took effect from May 1, 2021 and became an important departmental regulation for the implementation of the E-commerce Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce” for further details. We have adopted a series of measures to comply with such requires under the E-Commerce Law. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

The E-Commerce Law also imposes a requirement on operators of e-commerce platforms, such as our company, to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including, among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platforms being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms. Substantial uncertainties exist regarding the interpretation and implementation of the E-Commerce Law. We encourage and incentivize members to promote the products on our platform. If the members were deemed to be selling our products on consignment basis, the PRC tax authorities may require our members to make tax registration and request our assistance in these efforts, pursuant to the E-Commerce Law, and our members may be subject to more stringent tax compliance requirements. Due to the lack of detailed interpretation and implementation rules, we are in discussion, from time to time, with the government authorities on how to comply with the requirements under the E-Commerce Law. The PRC government may adopt additional requirements from time to time, and we may be requested by tax authorities to provide further assistance in the enforcement of tax regulations, such as disclosure of transaction records and bank account information of the members, and withholding taxes for our members. If any of these were to occur, we may lose our existing members or fail to attract new members and the level of activity of members may reduce on our platform. We may also incur increased costs and expenses as a result. The tightened tax enforcement by PRC tax authorities in the e-commerce industry, such as imposition of reporting or withholding obligations on operators of e-commerce platforms with respect to tax payable of merchants on e-commerce platforms, may have a material and adverse effect on our business, financial condition and results of operations.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our platform, or for products sold on our platform or content posted on our platform that infringe on third-party intellectual property rights, or for other misconduct.

We sourced our products from 402 suppliers as of December 31, 2023. Third-party merchants under our marketplace business are separately responsible for sourcing the products they sell on our platform. As of December 31, 2023, we had 5443 third-party merchants on our online marketplace. We have been and may continue to be subject to allegations and lawsuits claiming that products sold or listed on our platform are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks and patents or other intellectual property rights, or that content posted on our user interfaces or shared by members through their social networks contain misleading or inaccurate information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including proactively verifying the authenticity and authorization of products sold on our platform through conducting offline investigations and immediately removing any counterfeit or illegal products or misleading information found on our platform, these measures may not always be successful or timely.

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

Under our standard form agreements, we require suppliers and third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate legal proceedings in China to protect our rights. See “—Risks Related to Doing Business in China—We and the VIEs may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

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

Our net inventories have decreased in recent periods, from RMB84.5 million as of December 31, 2021 to RMB54.7 million as of December 31, 2022, and further to RMB42.7 million (US$6.0 million) as of December 31, 2023. Our inventory turnover days were 29.7 days in 2021, 38.4 days in 2022 and 52.7 days in 2023. The decreases in net inventories in 2022 and 2023 are primarily due to the decreases in merchandise sales during the same periods. We may include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

We have invested in upgrading our technology platform. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

Allegations or lawsuits against us or our management may harm our reputation and business.

We have been, and may in the future be, subject to allegations or lawsuits in the ordinary course of our business brought by our competitors, customers, employees or other individuals or entities, including, among others, those involving our marketing practices and labor related disputes. If we are deemed to have violated labor laws and regulations or if potential allegation or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and customer base and distract our management from our daily operations. The outcome of any allegations or lawsuits is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any allegations or lawsuits against us could cause us to pay damages, incur legal and other costs and may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our customer base and our ability to attract app developers and members. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of any allegations or lawsuits could have a material adverse impact on our business, results of operation and cash flows.

If we fail to implement and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of such company’s internal control over financial reporting. However, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, we are not required to have an attestation report on internal control over financial reporting from our external auditors.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023. However, if we fail to maintain the effectiveness of our internal control over financial reporting, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act.

Furthermore, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified material weaknesses and deficiencies or might issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

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

Our business is subject to governmental supervision and regulation by the PRC governmental authorities, including the Ministry of Commerce, the Ministry of Industry and Information Technology, the State Administration for Market Regulation, the Cyberspace Administration of China, the National Radio and Television Administration, and other governmental authorities in charge of the relevant categories of products sold and services provided by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our operation of social e-commerce platform, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits for our business operations. Currently, we have obtained the following valid licenses: the VATS license, the Network Culture Business Permit, the Production and Operation of Broadcasting and Television Programs Permit, the ICP filing, the Internet Pharmaceutical Information Services Qualification Certificate, the Record-Filing of Third-Party Platforms Providing Online Trading Service for Medical Devices, the Record-Filing for Business Operations of Class Two Medical Devices, the Publication Operation Permit, the Food Operation Permit, the Record-Filing Application as A Third-Party Platform Provider for Online Food Trading, the registration and record-filing of cosmetic products and the filing of APP (including mini-applet) organizer. However, we can not guarantee that we have obtained all licenses, permits and filings for selling certain specific products or services on our platform from time to time. See “Item 4. Information on the Company—B. Business Overview—Regulations—Licenses, Permits and Filings.” For example, we have not obtained the internet audio-visual program transmission license for the audio-visual program services on our platform, for which we are not qualified to apply according to current applicable laws and regulations. In addition, we have not completed filing for distributing publications and providing e-commerce live streaming services on our platform, and as of the date of this annual report, we have not been informed that we shall make such filing by any government authorities. We are in the process of applying for these licenses, permits and filings as permitted by the laws, regulations and practice of PRC governmental authorities.

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary actions from the governmental authorities regarding our business operations without the required licenses, permits or filings. However, we cannot assure you that we will not be subject to any penalties or disciplinary actions in the future. There exist substantial uncertainties with respect to interpretation and application of existing PRC laws, regulations and policies, and new laws, regulations or policies regulating the internet industry may also be promulgated in the future, which together result in substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses activities of, internet businesses in China, including our social e-commerce platform.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms.

Some of our members engaged in sales promotion activities through our live streaming sessions on our Yunji app, on our Yunji Endorsement app and through our official account on other live streaming platforms, and they interacted and exchanged information with our users and generated and distributed content. However, because a majority of the communications through our live streaming sessions and on our platforms was conducted in real time, we were unable to verify the sources of all information communicated or posted thereon or examine the content generated by our members and users before they were posted. We also allowed users to upload user-generated content on our platform. It is possible that activities of users or the content uploaded on our platform by users may engage in illegal, obscene or incendiary conversations or activities, including inappropriate or illegal information or content that may be deemed unlawful under PRC laws and regulations or that may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, intellectual property rights or other rights infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We also may face liability for intellectual property rights infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Under PRC laws and regulations, online service providers, which provide storage space for users to upload works, may be held liable for copyright infringement under various circumstances pursuant to applicable PRC laws and regulations, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities. In certain cases in China, the courts have found an online service provider to be liable for the copyrighted content posted by users which was accessible from and stored on such provider’s servers. Defending any such actions could be costly and involve significant time and attention of our management and other resources, and there can be no assurance that we will obtain final outcomes that are favorable to us. In addition, if it is found that we have not adequately managed the information or content on our platform, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

The increasing scale of our business also requires us to hire and retain a wide range of capable and experienced personnel and technology talents who can adapt to a dynamic, competitive and challenging business environment. Competition for talents is intense, and the availability of suitable and qualified candidates in China is limited. Competition for talents could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, these individuals may not choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business.

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

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services by our users;

●	increasing competition, including from other established PRC internet companies, payment service providers and companies engaged in other financial technology services;

●	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

●	breach of users’ personal information and concerns over the use and security of information collected from users;

●	service outages, system failures or failures to effectively scale our system;

●	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

In addition, the commercial banks and third-party online payment service providers that we work with are subject to the supervision of the People’s Bank of China. The People’s Bank of China may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers, which may in turn affect how they provide payment services to us. For example, in November 2017, the People’s Bank of China published a notice, on the investigation and administration of illegal offering of settlement services by financial institutions and payment service providers to unlicensed entities. The notice intends to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting unlicensed payment settlement service business, to safeguard the fund security and information security. We launched the marketplace business in the first quarter of 2019, and cooperate with third-party online payment service providers and commercial bank to receive payment from the buyers and distribute payment to third-party merchants and us. We believe our current cooperation with third-party online payment service providers and commercial bank are not in violation of the notice. We will continue to expand cooperation with third-party online payment service providers and commercial banks to cover all of our marketplace business and to support the new initiatives. We cannot assure you that the People’s Bank of China or other governmental authorities will find our cooperation model with third-party online payment service providers and commercial banks with respect to the marketplace business model to be in compliance with the notice. If required by the People’s Bank of China or other governmental authorities in the future, we may need to adjust or suspend our cooperation model with third-party payment service providers, and be subject to fines and other sanctions.

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

We lease properties in China, mainly for offices and warehouse facilities. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. We may not be able to find alternative properties to lease in a timely and reliable manner, or at all. Some of the leased properties were also subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the PRC government authorities. We have subleased a portion of our leased properties to our PRC subsidiaries, the VIEs and their subsidiaries as well as other third parties.

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

We adopted a share incentive plan in 2017, which was subsequently replaced by the 2019 Share Incentive Plan adopted in March 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, officers, consultants and other personnel to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2019 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of awards. As of February 29, 2024, the awards that had been granted to our directors, officers, employees, consultants and other personnel and remained outstanding included (i) 14,114,750 restricted share units, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 14,355,570 Class A ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the reporting periods.

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

In addition, if we are presented with appropriate opportunities, we may invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. Future investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from the government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

In the years ended December 31, 2021, 2022 and 2023, our operating cash flow was negative. It is possible that we will continue to have negative cash flow in the future. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

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

It is challenging to register, maintain and enforce intellectual property rights in China. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to risks in relation to actions taken by us or our employees that may constitute violations of the anti-corruption laws and regulations. While we adopt strict internal procedures and work closely with relevant government agencies to assure compliance of our business operations with laws and regulations, our efforts may not be sufficient to ensure that we comply with laws and regulations at all times or prevent corruptive activities of our employees. If we or our employees violate any such laws, rules or regulations, we could be subject to fines and/or other penalties. Our reputation, corporate image, and business operations may be materially and adversely affected if we or our employees engage in corruptive activities or violate any anti-corruption laws or regulations or if we become the target of any negative publicity as a result of corruptive actions taken by us or our employees, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Regulatory and public concerns over consumer protection, consumer safety and data privacy and security issues may subject us to legal and social responsibilities and increased scrutiny and negative publicity over these issues. We may become the target of detrimental conduct by third parties, which include complaints, anonymous or otherwise, to regulatory agencies. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects. Any illegal or immoral conducts by our management or employees could also result in negative publicity of us and thus harm our public image and reputation.

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

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, and to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless.

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers), and foreign investors are prohibited from engaging in the edition, publishment and production of audio visual products and the operation of Internet culture in China in accordance with the Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated in 2021.

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

We are an exempted Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet content-related services. As a result, we conduct such business activities through the VIEs, (i) Yunji Preferred, whose wholly-owned subsidiary holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services); and (ii) Hangzhou Chuanchou, who holds a VATS License for internet content-related services (excluding information search and inquiry services and real-time interactive information services). Yunji Preferred is 99.0099% owned by Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, and 0.9901% owned by Mr. Shangce Xiao, a relative of Mr. Shanglue Xiao. Mr. Shanglue Xiao and Mr. Shangce Xiao are PRC citizens. Hangzhou Chuanchou is 100% owned by Mr. Wenwei Shu, a former employee of our company. Mr. Wenwei Shu is PRC Citizen. Our WFOE has entered into a series of contractual arrangements with the VIEs (including Yunji Preferred and Hangzhou Chuanchou) and their respective shareholders, which enable us to:

●	direct the activities of the VIEs;

●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIEs; and

●	have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP for accounting purposes. In 2021, 2022 and 2023, we derived 23.8%, 30.3% and 49.4% of our total revenues from the VIEs, respectively.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the structures of our WFOE and the VIEs in China are not in violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are not in violation of PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in a court of law, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court. See “—D. Risk Factors—Risks Related to Our Corporate Structure” for more details on the risks relating to the VIE structure. Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including, but not limited to, the laws and regulations governing our and the VIEs’ business, or the enforcement and performance of our contractual arrangements with the VIEs and their perspective shareholders. These laws and regulations may be subject to change, and their interpretation and enforcement may involve uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIEs would always be in full compliance with applicable laws and regulations, the violation of which may have a material and adverse effect on our and the VIEs’ business and our reputation. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs.

Although we believe we, our PRC subsidiaries and the VIEs are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIEs do not comply with applicable law, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ right to collect revenues, block the VIEs’ websites, require the VIEs to restructure our operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP for accounting purposes. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce, and the National Development and Reform Commission, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from the PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, which came into effect on January 1, 2020. In accordance with the interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our ability to direct the business operations of the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to direct the business operations of the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which is not as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements is not as effective as direct ownership. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to direct the business operations of the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts. See “—Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs is not as effective in ensuring the relevant portion of our business operations as direct ownership would be.

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

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, one of the VIEs, holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services) and a Production and Operation of Broadcasting and Television Programs Permit. In the event we are unable to enforce our contractual arrangements, we may not be able to direct the activities of and derive economic benefits from Yunji Preferred, and our ability to conduct these businesses may be negatively affected.

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

Although under our current contractual arrangements, (i) each of the spouses of each individual shareholder of Yunji Preferred, Mr. Shanglue Xiao and Mr. Shangce Xiao, has respectively executed a spousal consent letter, under which each spouse agrees that she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIEs and the their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the legal system in mainland China is based in part on government policies and mainland China is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of mainland China, and it is possible that we may not be aware of our violation of any of these policies and rules until sometime after the occurrence of the violation.

PRC government has significant oversight over the conduct of our business and it has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business in China. Although the PRC government does not directly interfere with our operations in China, we cannot rule out the possibility that the PRC government may, by enacting new or amending existing laws and regulations or taking regulatory actions in the future, exert influence on our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. We cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or cause the value of our ADSs to significantly decline. Therefore, investors of our company and our business face potential uncertainty from further actions to be taken by the PRC government affecting our business.

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

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

As a follow up, on February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. There remain substantial uncertainties about the interpretation, application and implementation of the Overseas Listing Trial Measures. For more details of the Overseas Listing Trial Measures, please refer to “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Overseas Listings and M&A.”

Furthermore, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our Yunji mobile app. We do not directly own the mobile apps due to the restrictions on foreign investment in businesses providing internet content-related services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the Cyberspace Administration of China (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, and the Ministry of Public Security). The primary role of the Cyberspace Administration of China is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Our online platform, operated by Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, may be deemed to be providing commercial internet content-related services and online data processing and transaction processing services, which would require Jishang Preferred to obtain an ICP License and an EDI License. Each of ICP License and EDI License is under the category of value-added telecommunications business operating licenses, or VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the Ministry of Industry and Information Technology in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps. Our Yunji mobile app has been registered on the VATS License held by Jishang Preferred.

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

Pursuant to the HFCAA, as amended by the Consolidated Appropriations Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and this could result in a determination by the national securities exchange to delist our securities. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thereby reducing the time before our securities may be prohibited from trading or delisted.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA, because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will be able to continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In April 2021, the State Administration for Market Regulation together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The State Administration for Market Regulation has stated it will organize and conduct inspections on the companies’ rectification results. We have not been imposed with any penalties or requested to take any further rectifications.

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

Approvals from the Ministry of Commerce may be required for our acquisitions of certain PRC subsidiaries.

Pursuant to the M&A Rules, if an overseas company established or controlled by PRC companies or individuals, or the PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the Ministry of Commerce for approval. Our WFOE acquired certain PRC subsidiaries that were wholly owned, directly or indirectly, by Yunji Sharing Technology Co., Ltd., or Yunji Sharing, in 2018. Such acquisitions may be subject to the Ministry of Commerce approvals, but were not submitted to the Ministry of Commerce for approval. There is no definite penalty provided under M&A Rules for failure to obtain the Ministry of Commerce approval in any transaction where such approval is required. If it is determined that the Ministry of Commerce approvals are required for the acquisitions, we may be required to revert the transactions. Nevertheless, considering that all the PRC subsidiaries involved in such transactions were wholly owned, directly or indirectly, by Yunji Sharing, which was then a VIE, before the acquisitions, and the acquisition of the PRC subsidiaries are inter-group companies transactions, we understand that the failure to obtain the Ministry of Commerce approvals for the acquisitions of the PRC subsidiaries will not have a material adverse effect on our financial condition and results of operations. We conducted a few other inter-group restructuring transactions in 2019, which may also be subject to the Ministry of Commerce approvals, but were not submitted to the Ministry of Commerce for approval. For example, our WFOE acquired Shanghai Suye Cosmetics Co., Ltd, or Shanghai Suye, which was owned by an affiliated entity of Mr. Shanglue Xiao, in January 2019, and Shanghai Suye was then transferred to Yunji Preferred from our WFOE in February 2019. Our WFOE also acquired Yunji Sharing in December 2023.

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

All of our shareholders who we are aware of being subject to the SAFE regulations have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continually comply with all requirements under SAFE Circular 37 or other related rules. The failure or inability of the relevant shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Labor Protection in the PRC—Employee Stock Incentive Plan.”

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are an exempted Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. However, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. A wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. A wholly foreign-owned enterprise is also required to allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. The amounts restricted also include the net assets of the VIEs in which we have no legal ownership. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

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

The funds in our PRC subsidiaries or the VIEs in mainland China may not be available to fund operations or for other use outside of mainland China due to the interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. To the extent cash in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash.

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

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or payment prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of mainland China are subject to PRC government controls on currency conversion. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, which was last amended in March 2023. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which was last amended in December 2023, and reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. To the extent cash in our business is in mainland China or an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which was last amended in December 2017, and provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

In February 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, which was last amended in December 2017. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10%, for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the State Administration of Taxation issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

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

Risks Related to Our ADSs

Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “YJ.” We have received letters from the Listing Qualifications Department of Nasdaq, notifying us that we no longer meet the Nasdaq minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1), and we have subsequently regained compliance within the 180-day grace period. On October 5, 2023, we received another letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer meet the Nasdaq minimum bid price requirement. In response, we submitted an application to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer was approved by the Listing Qualifications Department of Nasdaq on April 3, 2024 and took effect on April 5, 2024. In connection with the transfer of the listing of our ADSs to the Nasdaq Capital Market, Nasdaq granted us an additional 180-day grace period, or until September 30, 2024, to regain compliance with the minimum bid price requirement.

Although we are monitoring the closing bid price of our ADSs, there can be no assurance that we will be able to regain compliance with the Nasdaq minimum bid price requirement or our ADSs will remain in compliance with the Nasdaq Capital Market continued listing requirements going forward. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the value of an investment in our ADSs will be materially and adversely affected.

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	the low volume of trading in our ADSs;

●	regulatory developments affecting us or our industry, users, suppliers or third-party sellers;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other e-commerce companies;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the e-commerce market;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	public perception or negative news about our products or us;

●	our share repurchase program;

●	litigation, government investigation or other legal or regulatory proceedings;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs;

●	sales or perceived potential sales of additional Class A ordinary shares or ADSs; and

●	general economic or political conditions in China or elsewhere in the world.

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

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or the income test, or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income, or the asset test. Based upon our current and expected income and assets, which generally includes any unbooked goodwill (the value of which is determined by reference to the market value of our ADSs), it is likely that we were a PFIC for the taxable year ended December 31, 2023, and could continue to be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

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

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from our business strategies and operations. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

As of February 29, 2024, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 78.0% of our total outstanding ordinary shares. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

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

As of February 29, 2024, the chairman of our board of directors and our chief executive officer, Mr. Shanglue Xiao, beneficially own an aggregate of 949,960,000 Class B ordinary shares, which represent 90.3% of our total voting power. Therefore, Mr. Shanglue Xiao has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

●	the voting at the meeting is to be made on a show of hands.

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

Certain judgments obtained against us or our directors and management by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, all of our directors and executive officers are located in mainland China as of the date of this annual report, and most of the assets of these persons are located within mainland China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China as the United States and mainland China do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Enforceability of Civil Liabilities.”

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2021, 2022 and 2023. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

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

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.

We do not intend to become registered as an “investment company” under Section 3(a) of the Investment Company Act of 1940, or the Investment Company Act. We are primarily engaged in businesses of operating a membership-based social e-commerce platform in China.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. As a result, if we and/or certain of our subsidiaries are deemed to be an investment company within the meaning of the Investment Company Act, we would have to dispose of investment securities in order to fall outside the definition of an investment company. Additionally, we may have to forgo potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

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

In February 2018, Yunji Holding Limited established a wholly-owned subsidiary in China, Yunchuang Sharing, or our WFOE. In April 2018, we gained the ability to direct the business operations of Yunji Sharing through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Sharing and its shareholders, which were subsequently amended and restated in December 2018. In March 2018, Hangzhou Chuanchou, was established. In October 2020, we gained the ability to direct the business operations of Hangzhou Chuanchou through Yunchuang Sharing by entering into a series of contractual arrangements with Hangzhou Chuanchou and its shareholder.

In June 2018, Yunji Preferred, was established. In the same month, we gained the ability to direct the business operations of Yunji Preferred through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Preferred and its shareholders. The contractual arrangements with Yunji Preferred were subsequently amended and restated in December 2018 and March 2023. We subsequently migrated all of our business operations under Yunji Sharing and its subsidiaries to Yunji Preferred and Yunchuang Sharing and their subsidiaries.

On May 3, 2019, our ADSs commenced trading on the Nasdaq under the symbol “YJ.” We raised approximately US$109.0 million in net proceeds from the issuance of new shares from the IPO and related over-allotment option arrangement after deducting underwriting commissions and the offering expenses payable by us.

On June 20, 2023, we effected a change in the ratio of our ADSs to Class A ordinary shares from one ADS representing ten Class A ordinary shares to one ADS representing one hundred Class A ordinary shares.

In December 2023, our WFOE acquired Yunji Sharing by purchasing all equity interests held by the shareholders in Yunji Sharing and Yunji Sharing has since become a wholly owned subsidiary of our WFOE. Accordingly, the contractual arrangements with Yunji Sharing and its shareholders were effectively terminated in December 2023.

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

Members are the key participants on our platform. Our members gain access to a dedicated app and mini program that provides access to a curated selection of products, exclusive membership benefits and features. Our membership system has experienced various changes in the past few years. Currently, one can become a member of our platform by accepting invitation from existing members. See “—Our Member Community—Members” for more details of the previous changes in our membership system.

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

We offer products across a large variety of categories with the aim of catering to the various daily needs of our users and their households. We also add to our product offerings based on feedback and understanding of our members and users based on various analytics. Additionally, we stay abreast of trends and carefully curate and promote seasonal best-selling products, such as seasonal fruits and festive gifts. While we offer products from mainstream and emerging brands, we also strategically work with manufacturers directly to develop private labels and exclusive differentiated products. In particular, we engage in minority-interest equity investments in high-quality innovative manufacturers to develop private labels, combining their unique manufacturing capabilities and supply channels with our deep understanding of end customers through our various user analytics to develop innovative and differentiated products specifically designed to meet the demands of our members and users. In this way, we empower our manufacturer and brand partners, especially our private labels, with products improvement advices based on our understanding of market trends and insights on customer behavior and precise marketing and customer education through our active communities.

To complement our existing merchandise sales business under which we acquire products from suppliers and sell them directly to customers, we launched our marketplace business in the first quarter of 2019 whereby third-party merchants can sell products on our platform and pay us commissions on their sales. We attract and select third-party merchants to offer high quality products at attractive prices to our users through our marketplace business and monitor the third-party merchants’ performance and activities on our platform closely to ensure that they meet our requirements for authentic products and high-quality logistics and customer service. In each product category in the marketplace model, we will only select a limited number of brands, fostering a healthy competitive environment where we only select and work with the best third-party merchants to offer our members a broad range of carefully curated high-quality products. Products offered through our marketplace business are directly sold and fulfilled by third-party merchants. Our marketplace business allows us to improve the shopping experience on our platform.

We are extremely focused on the quality and pricing of our products under both the merchandise sale business and the marketplace business. We have been intentionally maintaining a balance between expanding the product category coverage to meet our users’ evolving demand and controlling the number of SPUs in each category to ensure that we only offer curated products with high value and quality to our users. We currently generate revenues mainly by selling products directly on our platform to users, including both members and non-members, and earning commissions on the sales of products by third-party merchants on our platform. Our total revenues were RMB2,155.4 million, RMB1,154.1 million and RMB640.2 million (US$90.2 million) in 2021, 2022 and 2023, respectively. We recorded net income of RMB132.3 million in 2021, net loss of RMB138.4 million in 2022, and net loss of RMB165.1 million (US$23.3 million) in 2023.

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

Under our merchandise sales business, we work with a mix of mainstream brands, emerging brands and private labels to offer products across a large variety of categories based on feedback and understanding of our members and users based on various analytics. In particular, we empower quality manufacturers with products improvement advices based on our understanding of market trends and insights on customer behavior and precise marketing and customer education through our active communities, thereby supporting the growth of our manufacturing partners and develop private labels.

To complement our existing merchandise sales business, we launched our marketplace business in the first quarter of 2019. We attract and select third-party merchants to offer high quality products at attractive prices to our users through our marketplace business and monitor the third-party merchants’ performance and activities on our platform closely to ensure that they meet our requirements for authentic products and high-quality logistics and customer service. Products offered through our marketplace business are directly sold and fulfilled by third-party merchants. Our marketplace business allows us to improve the shopping experience on our platform.

Revenues generated under the marketplace business are recognized on a net basis, while revenues generated under our merchandise sales business are recognized on a gross basis.

Yunji Platform

We conduct our social e-commerce business primarily through our flagship Yunji app. In addition, we create visually appealing interfaces in mini programs and HTML-5 webpages available in major social platforms in China, including WeChat, QQ, Weibo, to promote our platform and products. To reach a wider audience, we collaborate with content creators and post content on lifestyle platforms and live streaming platforms, such as Xiaohongshu, Douyin and WeChat video channel, to promote certain of our products or items. Through these promotional channels, potential users can learn about our platform and visit our mobile apps.

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

●	One can become a member of our platform by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the Yunji app or mini program. We have modified the rules that administrated our membership system in the past few years. See “—Our Member Community—Members” for more details of the previous changes in our membership system.

●	The member can choose to view our product offerings on our user-friendly app interface by accessing our various sales formats, such as flash sale (特卖), channels (频道) and Yunji Dynamic Showcase. See “—Our Product Offerings—Sales Formats.”

●	The member can click on the desired product to view detailed product description and a short video that showcases the product and consider whether to make the purchase. In addition to the attractive price, the app also offers features to encourage the member to recommend his/her family, friends or other social contacts to purchase our products. In the product listings, the member can see the amount of incentives he/she will earn if someone purchases products via the links he/she shares through his/her social network. Our app provides the member with ready-to-use promotional materials containing product description, short videos and reviews, which can be easily posted on social network platforms such as WeChat, QQ and Weibo with the seamless integration of our platform with such social network platforms. The member may also create promotional materials on his/her own and share them with other members.

●	We also provide our members with community features to see what other members are buying and the sharing of their shopping experience, including product reviews, photos and short videos. In 2019 we introduced the live streaming function where members can host live video broadcasts to express their opinions on, share their experience with and promote to other members products on our platform. During the live streaming session, as the host member is sharing his/her experience and interacting with other users viewing the session, direct links to the products being discussed are displayed on the screen to facilitate convenient purchasing of the products. Similar to product referrals made by members via their social networks, the live streaming hosts receive referral incentives for products sold via their live broadcasts. In 2022, we strategically upgraded live streaming by emphasizing the development of short videos and content marketing in order to improve viewer conversion efficiency. By creating shorter, more digestible videos, we effectively retain those viewers who may not have enough time or patience to watch longer content.

●	We cater to the needs of our members by featuring popular and in-demand products in dedicated channels, making it easier for members to find what they are looking for. We also stay up to date with seasonal trends in our product offerings.

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

Members

One can become a member of our platform by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the Yunji app. Previously, the invitee can then become a member through purchasing a membership package, which consists of a set of selected products or services and access to the Yunji app containing membership benefits and features. Membership packages are offered at a fixed price, depending on the different selection of products or services included in the package. In order to stimulate our users’ interest in transacting on our platform and attract more members, starting in January 2020, we refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year period, the user may extend his or her membership for an extra year. We have ceased allowing users to become members free of charge since April 1, 2021 and required new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits until September 2022. Starting from October 2022, one can become a member of our platform by accepting an invitation from existing members. We may further refine and develop our membership enrollment and benefits system to expand our membership base and incentivize existing members to maximize their benefits by sharing product links through their social networks. Our members enjoy more benefits than non-member users when purchasing products on our platform, and receive incentives for promoting and initiating transactions of our products through their social networks, as well as for inviting new members to our platform.

We provide members with benefits both in the form of Yun-coins and cash incentives. Through these benefits, we attract members to our platform and encourage and motivate our members to share product reviews and promotional materials of our products via their social networks. Members receive referral incentives for products sold via the links they share through their social networks. For each transaction completed from the promotion by a member, such member earns a certain percentage of the listed price, with the percentage being determined based on the market price and margin of the product. Additionally, we may provide extra incentive to a member depending on the number of completed promotions or purchases made as a result of the member’s referral. The referral incentive is allocated to the member’s account immediately following payment for the transaction, and may be used by the member after seven days following the receipt of product by the buyer. We also provide members with a variety of tools and support to enable them to promote our products via their social networks, including ready-to-use product promotional materials, online and offline training to facilitate product sales, and centralized order fulfillment, product delivery and real-time customer service.

Our members generally come from middle-class households and make purchase decisions for their respective households. The majority of our members are female. Our members typically spend much time on social networks and take an interest in discussing trends and sharing shopping experience and product information among their social contacts both online and offline. We offer social experience as an integral part of our member experience. Our members not only enjoy shopping as supported by membership benefits and features on our platform, but also can become more involved in the promotion of our products and platform and the building of our member community. Many of our members promote our products via their social networks, and some of them become influential opinion leaders within their social networks affecting the consumption preferences of many others. Our members also form groups and engage in interactive activities both online and offline based on their existing social network, geographic locations and interests, which allow them to obtain relevant product information more easily, establish trust relationships among themselves and keep them engaged with our platform. We facilitate member groups to provide support to members and enable further communication among members. The grouping system helps us enhance member engagement and promote community value. In particular, we encourage members to form neighborhood-based groups based on geographic proximity which allows for easier and more frequent organization of offline events to foster social interaction and enhance the trust relationship among our members. The majority of our offline events were not intended to drive product sales or promotions, but instead to provide our members with opportunities to learn something new, share their experience and better interact with each other. As a result, our offline events have attained positive feedback from our members and have played a key part in the continual enhancement of member engagement and loyalty on our platform. In 2023, we had approximately 75.43% repeat purchase rate from our transacting members. We define transacting member in a given period as a member who successfully promotes our products to generate at least one order or places at least one order on our platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned. We calculate the repeat purchase rate for a given period by dividing the number of transacting members who purchased not less than twice by the total number of transacting members during such period.

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

We promote the use of short videos and live streaming function to better introduce our products to our members and users and promote further social sharing. Accordingly, we have on-boarded a group of service managers with the appropriate skills to create content-driven short videos and host live video broadcasts introducing and selling the products on our platform. Other service managers could also share the short videos and live streaming function to members to promote sales.

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

As of December 31, 2023, our members were served by more than 117,000 service managers. Service managers provide training and support to our members, including teaching members how to use our apps and platform, responding to questions from members on a daily basis, and organizing both online and offline training courses to share their sales experience. Service managers also facilitate members’ product sales, including monitoring and collecting member feedback on a real-time basis, designing and implementing marketing strategies for popular products in the member group, and helping to address member queries related to our products.

Non-Member Users

We rely on our members’ word-of-mouth referral via their social networks, both online and offline, to build trust and attract and retain users. Users actively purchase products on our platform. Since our platform is recommended by family, friends and neighbors, users may find us more credible and have more confidence in the quality of products offered on our platform. In addition, users could also purchase our private label products through third-party channels, and they are also considered our non-member users.

Our Product Offerings

We offer broad coverage of product categories from mainstream brands, emerging brands and private labels on our platform under the combination of our merchandise sales business and our marketplace business with an aim of catering to the various daily needs of our users and their households, including beauty and personal care, healthcare products, household goods, apparel, shoes and bags, beverage, food and fresh produce, computer, electronics and home appliances, childcare products, baby and maternity products. Our top product categories that each contributed to more than 10% of our GMV are (i) beauty and personal care, food and fresh produce, apparel, bags and cases in 2021, (ii) beauty and personal care, food and fresh produce, apparel, bags and cases in 2022, and (iii) beauty and personal care, food and fresh produce, apparel and shoes and bags, household goods in 2023, while each of the other product categories contributed less than 10% of our GMV in each of 2021, 2022 and 2023. Within each product category, we offer carefully curated items meeting the preferences of our users with attractive pricing. In December 2021, December 2022 and December 2023, we offered an average of 10,919, 7,631 and 5,785 SPUs for sale on our platform on a daily basis, respectively. In December 2021, December 2022 and December 2023, products offered under our marketplace business accounted on average for 87%, 83% and 83% of SPUs for sale on our platform on a daily basis, respectively.

Product and Supplier Selection

For our merchandise sales business, our product procurement team, consisting of 144 employees as of December 31, 2023, possess extensive knowledge and understanding of existing and potential users’ needs and preferences, and our big data capabilities enable us to better analyze market trends and understand customer behavior. We reflect such knowledge and understanding in product selection and when working with our suppliers and when developing our private labels. This customer-to-manufacturer (C2M) model allows us to source products in response to evolving customer needs and preferences, and enable us to help our suppliers, especially our manufacturing partners, provide products better designed for end customers and manage regional inventory storage. From time to time, we are directly involved in the product design process of our manufacturing partners. We review and continually monitor the performance of each SPU based on a few key dimension, in particular revenue contribution and margin, and suspend and replace SPUs with poor performance each month.

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

Yunji Dynamic Showcase. We create graphics, texts or short promotional videos to showcase our featured products on our main event page, effectively displaying our promotional offerings. The showcase features a wide range of products selected from our private labels, gourmet food, and trending mega-hit products from the live streaming channels. Service managers can explore the showcase’s products, choose the ones they are interested in, and conveniently generate product-related content to share with members or on social media.

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

In addition, we engage in minority-interest equity investments in high-quality manufacturers and innovative brands, combining their unique manufacturing capabilities and supply channels with our deep understanding of end customers through our various user analytics to develop innovative products through private labels specifically designed to meet the demands of our members and users, such as Yunji exclusive products. In addition to financial support, we also help to channel traffic to the products produced by such joint venture brands to help our members and users gain easy access to these quality products while also promoting the growth of such brands. In this way, we empower our manufacturer and brand partners with products improvement advices based on our understanding of market trends and insights on customer behavior and precise marketing and customer education through our active communities. Our suppliers and third-party merchants included merchants of mainstream brands and emerging brands and manufacturing partners we cooperate with. Our private labels include Suye, Qing Zi Yang, Yuan Sheng Huang, Unibeauty, P&S, Li Ba Tian, and Bai Yue Shan, among others. In particular, in 2021, we launched several private label food brands to sell high-quality food products and strengthen our food category offerings. Some of the products under our private labels are also offered and sold on other third-party e-commerce platforms and live streaming platforms such as Tmall and Douyin.

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

Warehouses

We strategically select the locations for warehouse facilities and choose the type of warehouse facilities at these locations based on the density of orders we expect to be fulfilled. As of December 31, 2023, warehouse facilities in our fulfillment network included two central warehouse, six regional warehouses, with an aggregate gross floor area of approximately 35,000 square meters in eight cities. We have been integrating and consolidating our warehouse facilities to enhance the efficiency in fulfilling orders placed from all areas in China under our merchandise sales business.

We cooperate with third-party vendors to operate our warehouse facilities. As of December 31, 2023, all of the eight warehouses we use were operated by third-party vendors. We establish our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis.

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

Technology

Our operations are supported by our technological capabilities. Our technology team, coupled with our proprietary technology and infrastructure and the large volume of data generated and collected on our platform, have created opportunities for continuous improvements in our technology capabilities. The key components of our technology include big data analytics and artificial intelligence (AI), which are also the focus of our research and development efforts.

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

We focus on maintaining and enhancing the reliability, stability and scalability of our service-oriented technology infrastructure. Our technology infrastructure enables us to accurately process and fulfill increasingly large numbers of orders at peak periods while maintaining processing speed and quality consistency, as well as powering full supply chain visibility and control. For example, we have adopted a micro-service architecture that is built on top of our technology infrastructure to support horizontal scaling at all times. We have also designed a complex transaction processing system and supply chain management system to support our business.

Our Technology Team

We invest significant resources in research and development to improve our technology and develop solutions supporting our platform operations. We incurred RMB124.9 million, RMB81.4 million and RMB53.5 million (US$7.5 million) of technology and content expenses in 2021, 2022 and 2023, respectively.

Our technology team primarily consists of four groups. We have a team of engineers who focus on the development and implementation of new functions or features of our transaction and supply chain management systems. We have a team of research and development personnel who focus on technology development and providing user support services. A team of data scientists who leverage big data analytics to support our business decision making. We also have a team of IT personnel who provide internal system maintenance and system operations and development. As of December 31, 2023, our technology team had a total of 98 personnel.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2023, we owned 108 computer software copyrights in China relating to various aspects of our operations and maintained 1,211 trademark registrations inside China and 23 trademark registrations outside China. As of December 31, 2023, we had 62 trademark applications inside China. As of December 31, 2023, we had 6 patent applications pending in China. As of December 31, 2023, we had registered 42 domain names, including www.yunjiglobal.com, among others.

Marketing

We rely on word-of-mouth referrals via users’ social networks and organization of offline interactive events to attract and retain users and members. Our ability to do so depends on whether we can continue to provide superior user experience and promote and enhance our community value. To enhance our brand awareness, we also have engaged in offline marketing and brand promotion activities. For example, we host offline promotion campaigns for the shopping festival on November 11 each year in major cities in China.

We maintain official accounts on various social networking and live streaming platforms in China to continually engage and communicate with our members and to promote awareness of our brand. We utilize diverse content formats for our online marketing, such as short-form video and live streaming, which enables us to better present and promote our products sourced from our quality supply chain, especially our private label products and products developed through our collaboration with emerging brands. We also engage passionate members and service managers as well as KOLs to host live streaming sessions to promote our products on various live streaming platforms. In particular, we have established online store and video account on Douyin’s e-commerce business and will utilize the live streaming platform to introduce and promote more quality products sourced from our supply chain to a broader range of consumers. In addition, we also organize product category-specific educational live streaming sessions through our official accounts to help consumers gain general knowledge that will help them make well-informed consumption.

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

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year that boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the second quarter of each year, on May 16, to celebrate the anniversary of the founding of our platform. Overall, the historical seasonality of our business has been relatively mild but may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

Regulations Relating to Foreign Investment

Guidance Catalog of Industries for Foreign Investment

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by (i) the 2021 Negative List, which was jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission on December 27, 2021 and took effect on January 1, 2022, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission on October 26, 2022 and took effect on January 1, 2023. Industries that are not listed in either the 2021 Negative List or the 2022 Encouraged Catalog are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. According to the 2021 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center). As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and the joint ventures are required to obtain approval from the Ministry of Commerce and the Ministry of Industry and Information Technology for their incorporation and business operations.

In order to coincide with the implementation of the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law, the Ministry of Commerce and the State Administration for Market Regulation promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No.62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the Ministry of Commerce on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SMAR on December 28, 2019 further refine the related rules.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council in December 2001 and most recently amended in March 2022 and effective on May 1, 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except as otherwise stipulated by the state. The foreign investors must apply for VATs license to operate value-added telecommunications services from the Ministry of Industry and Information Technology. The Ministry of Information Industry of the PRC (which is the predecessor of the Ministry of Industry and Information Technology) issued the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business in July 2006. The notice reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under the notice, a domestic company that holds operating license for telecommunications business is prohibited from leasing, transferring or selling the license to foreign investors in any form, and is prohibited from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested enterprises, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. In June 2015, the Ministry of Industry and Information Technology issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, allowing foreign investors to own more than 50% of equity interest in an operator that “conducts e-commerce” business. However, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

To comply with PRC laws and regulations, we rely on contractual arrangements with the VIEs to operate our e-commerce business in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which is not as effective as direct ownership.”

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law and the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, both of which took effect on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in asset, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from the PRC governmental authorities.

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

Company Law

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended Company Law of the PRC, which will come into effect on July 1, 2024, to supersede the existing PRC Company Law which was amended in October 2018. Foreign-invested companies must comply with the amended PRC Company Law, unless otherwise stipulated. Among others, the amended PRC Company Law introduces a rule requiring the registered capital of limited liability companies to be fully paid within five years as of the date of establishment, which applies to all PRC limited liability companies. Companies incorporated before the promulgation and implementation of the Revised Company Law are required to gradually adjust to meet the deadline. In consequence, we may be required to accelerate payment of capital contributions towards the registered capital of our PRC subsidiaries and joint ventures. Specific implementation measures of the amended PRC Company Law shall be prescribed by the State Council, of which, as of the date of this annual report, final versions are yet to be released.

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, the Ministry of Industry and Information Technology, the Ministry of Commerce, the State Administration for Market Regulation, the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the National Radio and Television Administration), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, on-line sales and e-commerce.

We are required to hold certain licenses and permits and to make certain filings with the PRC governmental authorities in connection with various aspects of our business, including the following:

Value-Added Telecommunication Business Operating Licenses

The PRC Telecommunications Regulations, which were issued by the State Council in 2000 and were most recently amended in February 2016, are the primary governing law on telecommunication services. The regulations set out the general framework for the provision of telecommunication services by PRC entities. Under the regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the regulations to categorize telecommunications services as basic or value-added. The Ministry of Industry and Information Technology released the Catalog of Telecommunication Business (2015 Revision), on December 28, 2015 and implemented on March 1, 2016, and most recently amended on June 6, 2019. Under which, both the online data processing and transaction processing business (i.e. operating e-commerce business) and information service business, continue to be categorized as value-added telecommunication services.

In March 2009, The Ministry of Industry and Information Technology issued the Administrative Measures for Telecommunications Business Operating Permit, which was most recently amended on July 3, 2017 and became effective on September 1, 2017. Pursuant to these measures, the operation scope of the value-added telecommunication business operating license, or VATS license, shall detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its VATS License. The VATS Licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, including among others, the VATS License for internet information services, or the ICP License, and the VATS License for electronic data interchange business, or the EDI License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders, business scope or other information recorded on such license. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for foreign investment in telecommunications business with post-registration approval requirement.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, which was most recently amended in January 2011. Under these measures, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” Commercial internet information services operators shall obtain an ICP License from the relevant government authorities within China.

Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, one of the VIEs, holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries). Zhejiang Jixiang E-commerce Co., Ltd., or Zhejiang Jixiang, a wholly-owned subsidiary of Jishang Preferred, holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries) and information services (internet information services only, excluding information search and query services, information community services, timely information interaction services and information protection and processing services). Hangzhou Chuanchou, one of the VIEs, holds a VATS License for information services (internet information services only). Yunji Preferred holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries).

Filing by Third-Party Platforms Providers for Publications Online Trading Services and by Sellers of Publications via Online Trading

We are also subject to regulations relating to online trading platform services provided for distribution of publications including books and audio-video products. According to the Provisions on the Administration of the Publication Market, which were jointly promulgated by General Administration of Press and Publication and the Ministry of Commerce in May 2016 and implemented in June 2016, an online trading platform that provides services for the distribution of publications shall complete record-filing formalities with the competent publication administrative authority, and is required to examine the identity of a dealer distributing publications through the platform, verify its business license and Publications Operation Permit, establish a mechanism to prevent and control the trading risks and take effective measures to rectify illicit actions conducted by the dealers distributing publications on the platform. If any entity subject to such requirements fails to complete the filing or fails to fulfill the duties of examination and management in accordance with the Provisions on the Administration of the Publication Market, it may be subject to an order to cease illegal acts and a warning by the competent publication administrative authority, as well as a penalty not exceeding RMB30,000.

Pursuant to the Provisions on the Administration of the Publication Market, an entity engaged in the wholesale or retail of publications shall obtain an operation permit for publications. If an entity fails to obtain operation permit for publications, it may be subject to an order to cease illegal acts, fines or confiscation of illegal gains and devices, equipment used for the illegal business operation. In cases where an entity that is engaged in the distribution of publications via the internet or other information networks within the approved business scope has obtained the operation permit for publications, such entity shall complete its record-filing formalities with the publication administrative department that has approved its business scope within 15 days after launching its online distribution business. Zhejiang Jiyuan Network Technology Co., Ltd. holds an operation permit for publications whose scope includes online and retail sales of publications. Zhejiang Jixiang holds an operation permit for publications whose scope includes retail of publications and online publishing and has not completed on-line platform filing for distributing publications on the online platform, since such filing for online distribution business has not been open for trading platform services provided through mobile applications like Yunji app in practice. Zhejiang Jixiang will submit its record-filing application with the competent authority for providing services for distribution of publications as soon as practical.

Filing by Third-Party Platforms Providers for Medical Device Online Trading Services and by Sellers of Medical Devices via Online Trading

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, which was most recently amended on February 9, 2021 and became effective on June 1, 2021, an enterprise engaging in the operation of medical devices shall have business premises and storage facilities suitable for the operation scale and scope, and shall have quality control mechanism or personnel suitable for the medical devices it operates. An enterprise engaged in the distribution of class two medical devices shall complete record-filing formalities with the drug regulatory department of the municipal government and provide supporting materials to satisfy the conditions of engaging in the operation of medical devices, while an enterprise engaged in the distribution of class three medical devices shall apply for an operation permit with the drug regulatory department of the municipal government and provide supporting materials to satisfy the conditions of engaging in the operation of medical devices. Each of Zhejiang Jixiang and Jishang Preferred has completed the record-filing of third-party platforms providing online trading service for medical devices. Our PRC subsidiaries, including but not limited to Zhejiang Jiyuan, Zhejiang Jixiang, Jishang Preferred, and Youji Supply Chain, have completed the record-filing for the operation of class two medical devices.

The former China Food and Drug Administration, which has been merged into the State Administration for Market Regulation, promulgated the Measures for the Supervision and Administration of Online Sale of Medical Devices, in December 2017, which became effective in March 2018, and the Administrative Measures for Online Drug Information Service, or the Measures for Online Drug Information Service, in July 2004 and amended in November 2017. Pursuant to these measures and the Measures for Online Drug Information Service, a provider of a third-party platform for online trading services for medical devices shall complete filing procedures with the competent provincial food and drug administrative department and obtain an Internet Pharmaceutical Information Services Qualification Certificate. A provider of a third-party platform for online trading services for medical devices that fails to complete the filing in accordance with these measures may be ordered by the competent provincial food and drug administrative department to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of not exceeding RMB30,000. In the case of any engagement in the online drug information service without obtaining a valid Internet Pharmaceutical Information Services Qualification Certificate, the provider of a third-party platform may be subject to an order to cease illegal acts and a warning by the competent administrative authority.

Pursuant to the Measures for the Supervision and Administration of Online Sale of Medical Devices and the Measures for Online Drug Information Service, a seller of medical devices via online transactions shall complete record-filing procedures with the competent food and drug administrative department, or such seller may be ordered to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of up to RMB10,000. Jishang Preferred obtained the Internet Pharmaceutical Information Services Qualification Certificate in March 2019, which has been renewed on March 25, 2024, and completed the record-filing application for its online trading services for medical devices in April 2019. Zhejiang Jixiang obtained the Internet Pharmaceutical Information Services Qualification Certificate in August 2019.

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. On June 7, 2023, the State Administration for Market Regulation promulgated the Administrative Measures on Food Operation Licensing and Filing, which took effect on December 1, 2023. Pursuant to the Administrative Measures on Food Operation Licensing and Filing, an enterprise needs to obtain a Food Operation Permit from the local State Administration for Market Regulation except for the sale of prepackaged food only, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. Enterprises that only sell prepackaged food shall file with the local State Administration for Market Regulation. On October 13, 2023, the State Administration for Market Regulation issued the Notice on the Issuance of Compliance Guidelines for Special Food Safety in Online Sales, which further supplemented and detailed the food safety responsibilities that should be borne by third-party platforms for online food transactions. Our PRC subsidiaries, including but not limited to Zhejiang Jiyuan and Youji Supply Chain, hold the Food Operation Permit. The VIEs and their subsidiaries, including but not limited to Jishang Preferred, Zhejiang Jixiang, Yunji Preferred and Hangzhou Chuanchou, hold the Food Operation Permit.

Filing by Third-Party Platform Providers for Food Online Trading

The China Food and Drug Administration promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety in July 2016, implemented on October 1, 2016 and most recently amended and implemented on June 1, 2021, pursuant to which a third-party platform provider for online food trading in the PRC shall file a record with the provincial administration for market regulation to obtain a filing number. within 30 working days upon approval by the competent communications authorities. Where an online food trading third-party platform provider fails to complete such filing, the provider may be ordered to make rectifications and given a warning by the competent administration for market regulation, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000. Each of Jishang Preferred and Zhejiang Jixiang has completed its record-filing application as a third-party platform provider for online food trading in March 2021.

Licenses Relating to Internet Audio-Visual Program Services

The former State Administration of Radio Film and Television, which is the predecessor of the National Radio and Television Administration and the former Ministry of Information Industry jointly issued the Administrative Regulations on Internet Audio-Visual Program Service, or the Internet Audio-Visual Program Regulations, in December 2007 which became effective as of January 31, 2008 and was subsequently amended in August 2015. The Internet Audio-Visual Program Regulations define “internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the internet, and providing uploading and audio-video programs transmission services to a third party. Entities engaging in internet audio-visual programs services must obtain the internet audio-visual program transmission license, or the Audio-Visual License issued by the National Radio and Television Administration, which is only issued to state-owned or state-controlled entities unless the license applicants have obtained internet audio-visual program transmission licenses prior to the promulgation of the Audio-visual Program Provisions in accordance with the then-in-effect laws and regulations. According to the Categories of the Internet Audio-Video Program Services (Trial) promulgated by the State Administration of Radio Film and Television in March 2017, “aggregation of internet audio-visual programs” means “editing and arranging the internet audio-visual programs on the same website and providing searching and watching services to public users”, which falls into the definition of the aforementioned “internet audio-visual programs services.” As of the date of this annual report, we have not obtained the Audio-Visual License for our business, and are not qualified to apply for the Audio-Visual License according to currently applicable law.

According to the Administrative Regulations on Production of Broadcasting and Television Programs, which was promulgated by the State Administration of Radio Film and Television on July 19, 2004 and partly amended by the Decision of the State Administration of Press, Publication, Radio, Film and Television on Revising Certain Regulations and Normative Documents on August 28, 2015 and the Decision of the National Radio and Television Administration on the First Batch of Departmental Rules to be Repealed or Amended on October 29, 2020, an entity engaged in producing broadcasting and television programs shall obtain the Production and Operation of Broadcasting and Television Programs Permit. If an entity engages in producing broadcasting and television programs without such permit, the governmental authority may order such entity to cease its operations and confiscate its relevant equipment and impose a fine. We provide and display video programs on our apps, and therefore, are required obtain the Production and Operation of Broadcasting and Television Programs Permit. Zhejiang Jixiang obtained the Production and Operation of Broadcasting and Television Programs Permit in April 2021, which was renewed on April 1, 2023 and will be valid until March 31, 2025.

The State Administration of Press, Publication, Radio, Film and Television, which is the predecessor of the National Radio and Television Administration, issued the Notice on Strengthening the Management of Live Streaming Service for the Network Audio-visual Programs in September 2016, pursuant to which an internet live streaming service provider shall (i) equip personnel to review the content of the live-stream; (ii) establish the technical methods and work mechanisms in order to emergently replace the unlawful content by using backup program; (iii) record the live streaming program and keep records for at least 60 days to fulfill the inspections requirements from the competent administrative authorities. The Cyberspace Administration of China promulgated the Administrative Provisions on Internet Live Streaming Services in November 2016, pursuant to which an internet live streaming service provider shall (i) establish a live streaming content review platform; (ii) conduct authentication registration of internet live streaming issuers based on their identity certificates, business licenses and organization code certificates, etc.; and (iii) enter into a service agreement with internet live streaming services user to specify both parties’ rights and obligations.

According to the Notice of Filing by Entities Engaged in Live Streaming Services which was issued by the Cyberspace Administration of China on July 12, 2017, an entity that operates as a transmission platform for live streaming activities shall complete record-filing procedures with local branch of the Cyberspace Administration of China, and local branch of the Cyberspace Administration of China shall take the initiative to notify online live-streaming service enterprises within their jurisdiction to conduct record-filing, and urge the relevant enterprises to submit materials on site within 30 days upon receipt of the notice. As of the date of this annual report, we have not been informed that we shall make such record-filing by any government authorities. According to the Circular on Strengthening the Administration of Online Live Services which was issued jointly by National Working Group of Attacking Pornography and Illegal Publications, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Culture and Tourism, the State Administration of Radio Film and Television and the Cyberspace Administration of China on August 1, 2018, online live streaming service providers shall fulfill the website ICP filing formalities with competent authority according to applicable laws, and shall fulfill the public security filing formalities with the local public security organs within 30 days of their live services being launched. Moreover, the Cyberspace Administration of China, the Ministry of Public Security, the Ministry of Commerce, the Ministry of Culture and Tourism, the SAT, the State Administration for Market Regulation, the National Radio and Television Administration jointly issued Administrative Measures for Online Live Streaming Marketing (Trial) on April 23, 2021, pursuant to which online live streaming marketing platforms are required, among other things, to set up a system to internally rank streamers by metrics such as views and transaction volumes, and take heightened regulatory measures in relation to key live streaming operators. In addition, online live streaming marketing platforms are also required to establish and maintain risk management systems to guard against high-risk marketing activities, including taking measures such as pop-up warnings, limiting traffic, and suspending live streaming. On October 29, 2019, the State Administration of Radio Film and Television issued the Notice on Strengthening Administration of Online Audio-visual and E-commerce Live Programs and Advertising Programs During the “Double 11” Period, pointing out that online audio-visual e-commerce live programs and advertising programs (including information services, product placement, creative interpolation, live streaming shopping, short-video shopping, etc.) are important components of online audio-visual program services, and the content of the programs shall comply with both advertising management laws and regulations and regulations on the management of online audio-visual programs. However, there are substantial uncertainties as to the interpretation and implementation of this notice, and it is unclear as to whether and to what extent companies engaged in live streaming shopping will be subject to these new requirements. We have no longer provided the live-stream shopping service on our own platforms, and we strategically upgraded live streaming by emphasizing the development of short videos and content marketing since 2022.

On June 8, 2022, the National Radio and Television Administration and the Ministry of Culture and Tourism jointly released the Code of Conduct for Live Streaming Hosts, which came into effect on the same day. According to such code, online performance platforms, online audio-visual platforms and brokerage agencies must strictly perform their statutory obligations, establish and improve the entry, training, daily management, performance scoring files and management and other internal systems and norms on live streaming hosts. The live streaming hosts who violate the applicable regulations and rules should be warned, and the live streaming hosts with serious problems and repeated indiscipline shall be included in the “blacklist” or “warning list” and be prohibited from conducting any live streaming activities by use of any account of any platform.

Zhejiang Jixiang updated ICP filing in August 2022, and obtained the VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries) and information services (internet information services only, excluding information search and query services, information community services, timely information interaction services and information protection and processing services) on May 22, 2019. Zhejiang Jixiang has also obtained the Production and Operation of Broadcasting and Television Programs Permit in April 2021, which was renewed on April 1, 2023 and will be valid until March 31, 2025.

On February 17, 2011, the Ministry of Culture, the predecessor of the Ministry of Culture and Tourism, promulgated the Internet Culture Administration Tentative Measures, which was most recently amended in December 2017. These measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture and Tourism. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products, and are divided into operational activities and non-operational activities. An enterprise engaging in operational cultural activities needs to obtain the Internet Culture Operation License. On February 21, 2023, Zhejiang Jixiang obtained the Internet Culture Operation License from the Department of Culture and Tourism of Zhejiang Province, which allowed it to operate music entertainment products through the Internet and will be valid for a period of three years.

Filing by APP Organizer

On July 21, 2023, the Ministry of Industry and Information Technology issued the Notice on the Filing of Mobile Internet Applications, requiring that APP organizers (including organizers for mini-applets, fast applications and other distribution platforms) engaging in Internet information services shall fulfill the filing formalities with the local administrations in accordance with the provisions by March 2024, and those who have not fulfilled the filing formalities are not allowed to engage in APP Internet information services. As of the date of this annual report, Zhejiang Jixiang has completed such record-filing.

Regulations on Commercial Factoring

Pursuant to the Circular on the Pilot Work of Commercial Factoring, which was promulgated by the Ministry of Commerce on June 27, 2012, a trial implementation of commercial factoring pilot work was permitted in Tianjin Binhai New Area and Shanghai Pudong New Area to explore the approaches to develop the commercial factoring. Certain specific requirements for establishment of commercial factoring companies in Tianjin Binhai New Area and Shanghai Pudong New Area were provided under the Reply Letter on Pilot Plan of Commercial Factoring issued by the Ministry of Commerce on October 9, 2012 and amended on October 28, 2015. In December 2012, the said trial implementation of commercial factoring pilot work was extended to Guangzhou and Shenzhen under the Notice on Trial Establishment of Commercial Factoring Companies in Shenzhen and Guangzhou by Service Providers from Hong Kong and Macau, which allowed qualified investors from Hong Kong and Macau to establish commercial factoring companies in the said cities. The Ministry of Commerce issued the Notice on Industrial Administration of Commercial Factoring on August 15, 2013, which imposes reporting requirements on commercial factoring companies established in the trial zones. Pursuant to the Reply of the Ministry of Commerce on Launching Pilot Commercial Factoring Business in the Chongqing Liangjiang New Area, the Sunan Modernization Development Demonstration Zone and the Suzhou Industrial Park, released by the Ministry of Commerce on August 26, 2013 and amended on October 28, 2015, the trial implementation of commercial factoring was extended to Chongqing Liangjiang New Area, Sunan Modernization Development Demonstration Zone, and the Suzhou Industrial Park.

Regulations Relating to Financing Lease

On September 18, 2013, the Ministry of Commerce issued the Administration Measures of Supervision on Financing Lease Enterprises, to regulate and administer the business operations of financing lease enterprises. According to these measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of laws, regulations and rules. However, these measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, providing loans or entrusted loans. Without the approval from the authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. These measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

Regulations Relating to OEM Production and Labeling of Domestic Cosmetic Products

The Regulations on the Supervision and Administration of Cosmetics was promulgated by the State Council on June 16, 2020 and become effective from January 1, 2021. These regulations clarify or amend certain provisions including, without limitation, the followings:

(i)	Responsibilities of the different parties in the operation of cosmetics. Firstly, these regulations for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety re-evaluation of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or filing the record for cosmetics shall be subject to the supervision of the National Medical Products Administration. Secondly, an applicant for registration or record-filing of cosmetics may entrust another enterprise (OEMs) with the production of cosmetics. The OEMs shall obtain the corresponding license for production of cosmetics and shall carry out production in accordance with the laws, regulations, mandatory national standards, technical specifications and contractual agreements, and be responsible for production activities and accept the supervision of the applicant for registration or record-filing of cosmetics. With respect to our business operation, we will become the applicant for registration or record-filing of cosmetics under the these regulations and undertake main responsibilities for quality, safety and effectiveness claims of our cosmetics products.

(ii)	Categories of cosmetics. Cosmetics are divided into special cosmetics and ordinary cosmetics instead of special purpose cosmetic products and non-special purpose cosmetic products. Special cosmetics refer to cosmetics for hair dye, hair perm, freckle removal and whitening, sun protection and hair loss prevention as well as those purporting to have new functions and effects, and ordinary cosmetics refer to cosmetics other than special cosmetics. The production and import of special cosmetics shall be registered with the National Medical Products Administration. The production and import of ordinary cosmetics is subject to the record-filing administration. As of the date of this annual report, each of Suye products has completed its registration of special cosmetics and record-filing of ordinary cosmetics by Shanghai Suye, Youji Supply Chain and their relevant OEMs (as the case may be).

(iii)	Legal consequences of violations. These regulations have raised the limit for penalties for noncompliance. For example, monetary penalties on production of cosmetics without requisite permits, production of unregistered special cosmetics, use of banned materials and illegal use of materials may be subject to a fine of 30 times the value of the concerned products. Violations of the provisions of these regulations will result in different penalties ranging from fines (fixed range or, in cases of severe violations, based on the values of the illegally manufactured goods), confiscation of raw materials, products illegally manufactured or sold and illegally obtained gains, revoking licenses, and suspension of business. Furthermore, pursuant to these regulations, the responsible individual shall be subject to an industry operation banning period for five or ten years or even criminal liability.

The Administrative Provisions on the Labeling of Cosmetics, which was promulgated in August 2007 by the General Administration of Quality Supervision, Inspection and Quarantine and became effective in September 2008, requires labels of cosmetic products to contain information such as name and address of the producers, date of production, expiry date, batch number, applicable industrial standards, quality inspection certificates, and production license number. No claim or implication that a cosmetic product has medical or therapeutic effects is permitted to be included in the labels of such cosmetic product. The Administrative Measures on the Labeling of Cosmetics, which was promulgated in May 31, 2021 by the National Medical Products Administration and became effective on May 1, 2022, further requires labels of cosmetic products to contain basic product information, characteristics and safety warnings. Cosmetic products shall have Chinese labels, which shall contain information such as the Chinese name of the products, special cosmetic registration certificate number, name and address of the registrants and the filers, name and address of the producers, standard number of product implementation, full components, net contents, expiry date, necessary safety warnings, etc.

Regulations Relating to E-Commerce

On March 24, 2016, the SAT, the Ministry of Finance, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-Commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

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

Moreover, the E-Commerce Law imposes a requirement on operators of e-commerce platforms to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platform being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms. If the members on our platform were deemed to be selling our products on consignment basis, the PRC tax authorities may require our members to make tax registration and request our assistance in these efforts, pursuant to the E-Commerce Law and our members may be subject to more stringent tax compliance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to comply with the E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.” According to the PRC Enterprise Income Tax Law, the VAT Law and other applicable regulations, sellers that conduct transactions on e-commerce platforms are generally subject to enterprise income tax at a rate of 25%, and value-added tax at a rate of 13% or 9% for services or products sold on the e-commerce platforms. Certain sellers that are deemed as small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%.

On March 15, 2021, the State Administration for Market Regulation issued the Measures for the Supervision and Management of Online Trading, which became effective from May 1, 2021. The Online Transactions Measures implements relevant legislative principles and purpose of the E-Commerce Law and refines a series of relevant laws and regulations. It further specifies the responsibilities of online trading platform operators and the requirements for protecting online consumers’ rights and interests.

Regulations Relating to Pyramid Selling in the PRC

The Regulations on Prohibition of Pyramid Selling, that were promulgated by the State Council in August 2005 and became effective in November 2005, prohibit pyramid selling activities. According to the Regulations on Prohibition of Pyramid Selling, the following activities taken by organizers or operators are considered as “pyramid selling”: (i) taking in new members and compensating each member by giving material awards or other financial benefits, based upon the number of new members directly or indirectly introduced by such member on a rolling basis, so as to gain illegal benefits; or (ii) requesting a sum of money as entry fee or as a condition to membership for new members, either directly or through purchasing commodities, so as to gain illegal benefits; or (iii) requesting members to introduce additional members to establish a multi-level relationship and compensating each member based on the level of sales generated by the additional members introduced by such member, so as to gain illegal benefits. The PRC laws and regulations have not defined “illegal benefit” and the determination of gaining “illegal benefit” is to a large extent subject to discretionary view of the competent authorities in the PRC. Any individual or entity engaging in organization of pyramid selling may be subject to confiscation of illegal gains and fines ranging from RMB0.5 million to RMB2.0 million (US$0.3 million), and even criminal liabilities if a crime is constituted. On March 23, 2016, the former State of Administration of Industry and Commerce (which has been merged into the State Administration for Market Regulation) promulgated the Risk Warning for New Types of Pyramid Selling, which provides that if an activity satisfies the three features stated above at the same time, it will be identified as pyramid selling, regardless of whether any illegal benefit is obtained.

In May 2017, we received a formal notice from the local Administration for Market Regulation in Hangzhou, which ruled that our sales and marketing practice adopted in our early stage of development prior to February 2016 violated the Regulations on the Prohibition of Pyramid Selling and imposed a penalty of approximately RMB9.6 million (US$1.4 million). We fully paid this fine in June 2017 and have adjusted our business practices since February 2016 to comply with the Regulations on the Prohibition of Pyramid Selling and other applicable regulations. We have adjusted our practices specifically as follows: (i) to avoid being deemed as requesting a sum of money as entry fee through purchasing commodities, we have adjusted our membership package, which individuals are required purchase to become a member of our platform, to include a set of selected products or services and access to the Yunji app containing membership benefits and features; (ii) to avoid being deemed as giving material awards or other financial benefits to existing members for new member referrals, we have adjusted the rewards that we grant to our members upon a successful new member referral to Yun-coins, which are not redeemable for cash and can only be used as coupons for future purchases on our platform; and (iii) to avoid establishing multilevel relationship of members, we grant members incentives only for products sold directly via the links that such member shares through his/her social network, and not for products sold via links shared by any other member that was originally invited by such member. In addition, since we have provided products of value and services to our members as consideration for purchasing our membership package, and the products on our platform are offered at market prices, we believe our current business practices do not constitute as gaining “illegal benefits.” In December 2018, we and Han Kun Law Offices, our PRC legal counsel, consulted with the competent government authority in Hangzhou on our current business model and operations, and the district branch of the State Administration for Market Regulation having direct jurisdiction over our PRC entities that currently operate our membership-based social e-commerce platform verbally confirmed that these entities have conducted their business operations lawfully and none of these entities is in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authorities and the advice of Han Kun Law Offices, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Regulations Relating to Cyber Security, Data Security, National Security and Personal Information Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated the Administrative Measures for the Computer Information Network and Internet Security Protection in December 1997 and amended in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in December 2011 and implemented in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority.

In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection, to enhance the legal protection of information security and privacy on the internet. The decision also requires internet operators to take measures to ensure confidentiality of information of users. According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. In July 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. We are subject to such requirements as we are operating website and mobile applications and providing certain internet services mainly through our mobile applications. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

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

On November 28, 2019, the State Administration for Market Regulation, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology and the Ministry of Public Security jointly issued the Notice on the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, which aims to provide reference for supervision and administration departments, provide guidance for APP operators’ self-examination and self-correction, as well as social supervision by netizens. The Method further elaborates the forms of behavior constituting illegal collection and use of the personal information, which include: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

On May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. The PRC Civil Code, in addition to the systematic codification of provisions from existing legislations, introduces more generally acceptable provisions on the right to privacy and the protection of personal information, and provides clearer legal basis for civil actions against privacy and personal information related infringements and breaches. Personal information is the information recorded electronically or in other ways that can be used, by itself or in combination with other information, to identify a natural person, including the name, date of birth, identification number, biometric information, residential address, telephone number, email address, health information, whereabouts, and the like, of the person. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity. According to the PRC Civil Code, any organization or individual that needs to access other’s personal information must do so in accordance with law and guarantee the safety of such information, and may not illegally collect, use, process, or transmit other’s personal information, or illegally trade, provide, or publicize such information. An information processor shall not disclose or tamper with the personal information he collects and stores, and shall not illegally provide to others the personal information of a natural person without the latter’s consent, unless the information, after being processed, cannot be used to identify any specific individual and cannot be restored to its original status. An information processor shall take technical measures and other necessary measures to ensure the security of the personal information he collects and stores, and prevent the information from being leaked, tampered with, or lost. Where a person’s personal information has been or is likely to be leaked, tampered with, or lost, he shall take remedial measures in a timely manner, notify the natural persons concerned in accordance with the regulations, and report to the competent authorities. Where a natural person discovers that an information processer has violated the provisions of laws or administrative regulations, or breached the agreement between both parties while processing his personal information, he has the right to request the information processor to delete it in a timely manner.

In addition, according to the Administrative Provisions on Mobile Internet Application Information Services, which was promulgated by the Cyberspace Administration of China in 2016, the mobile internet applications providers shall acquire qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including, among others, adopting a real-name system, protection of users’ information, and examination and management of information content. The Cyberspace Administration of China amended these provisions in June 2022, which became effective from August 1, 2022, and emphasizes that mobile internet applications providers shall comply with provisions on the scope of necessary personal information when engaging in personal information processing activities. The application providers shall not compel the user to agree to the processing of personal information for any reason, and shall not refuse the user to use its basic functions and services as the user does not agree to provide non-essential personal information.

On June 27, 2022, the Cyberspace Administration of China promulgated the Administrative Provisions on the Account Information of Internet Users, which became effective from August 1, 2022. These provisions apply to the registration, use, and management of internet users’ account information by internet information service providers. These provisions stipulate that internet information service providers shall, in accordance with laws, administrative regulations and state regulations, formulate and disclose internet user account management rules and platform conventions, sign service agreements with internet users, and clarify the rights and obligations related to account information registration, use, and management. These provisions also requires that the internet information service providers shall protect and handle internet users’ account information in accordance with law, and take measures to prevent unauthorized access and leakage, tampering, and loss of personal information. The internet information service providers shall set up convenient complaints and reporting portals in prominent locations, publicize complaints and reporting methods, improve mechanisms for acceptance, screening, disposal, and feedback, clarify processing procedures and time limits for feedback, and promptly handle complaints and reports from users and the public. Failure to comply with the above requirements may subject to warning, be ordered to rectify within a prescribed time limit and may be imposed a fine ranging from RMB10,000 to RMB100,000.

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

In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. On July 6, 2021, certain PRC regulatory authorities issued Opinions on Severely Cracking Down on Illegal Securities Activities, which, among others, provides for improving laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulation, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed by the regulatory authority about the final determination as to whether they are categorized as “critical information infrastructure operators.”

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

On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security Management (Draft for Comments). Such draft regulation provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and the data processors conducting the following activities shall apply for cybersecurity review in accordance with the regulations: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, such draft regulation also provides that (i) the operators of large Internet platforms who set up headquarters or, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities and (ii) a data processor processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the Cyberspace Administration of China before January 31 of each year. As of the date of this annual report, the Regulations on the Network Data Security Management (Draft for Comments) has not been formally adopted.

On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly released the Measures for Cyber Security Review, which took effect on February 15, 2022. Pursuant to the Measures for the Cyber Security Review, operators of “critical information infrastructure” or data processors holding over one million users’ personal information which intends to be listed in a foreign country are subject to a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the Cyberspace Administration of China. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

On December 8, 2022, the Ministry of Industry and Information Technology published of the Administrative Measures for Data Security Management Measures in the Field of Industry and Information Technology (Trial), which came into effect on January 1, 2023. These measures require the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied, and conduct data security risk monitoring. It also provides the definitions of “core data” and “important data” in the field of industry and information technology.

Regulations Relating to Product Quality and Consumer Protection

The PRC Product Quality Law, which was promulgated by the Ministry of Commerce in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to the PRC Product Quality Law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Rights and Interests Protection Law, as amended in October 2013 and implemented in March 2014 sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to which, business operators must guarantee that the sold commodities satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities, failure of which may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from the sellers or service providers.

Furthermore, the PRC Consumer Rights and Interests Protection Law and the Online Trading Measures, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with such regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the competent authorities. In addition, online platform providers may, pursuant to the PRC consumer protection laws, be exposed to liabilities if rights and interests of any consumer are infringed upon in connection with consumers’ purchase of goods or acceptance of services on such online platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers of relevant goods or services if they are aware or should be aware that such sellers or manufacturers are using the online platform to infringe the rights and interests of any consumers and fail to take measures necessary to prevent or stop such activities.

On March 15, 2024, the State Council promulgated the Regulations for the Implementation of the PRC Consumer Rights and Interests Protection Law. These regulations are set to take effect on July 1, 2024, and provide detailed guidelines for business operators to ensure that the goods or services they offer to consumers meet the necessary standards for personal and property safety. These regulations specify that business operators must ensure that even items provided to consumers for free, such as rewards, gifts, or trials, adhere to these safety standards. Under these regulations, consumers are empowered to report any concerns regarding potentially defective goods or services that could pose risks to personal or property safety to the business operators or the administrative authorities. Additionally, without the knowledge of consumers, business operators are prohibited from setting different prices or charging criteria for the same goods or services under the same transaction conditions.

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

Regulations Relating to Payment Services

In June 2010, the People’s Bank of China issued the Administrative Measures for the Payment Services of Non-Financial Institutions, which was amended in April 2020. Under this rule, a non-financial institution must obtain a payment business license, or Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by the People’s Bank of China. Without the People’s Bank of China’s approval, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form.

In November 2017, the People’s Bank of China published the Notice on Further Enhancing the Rectification of Unlicensed Operation of Payment Services, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. We believe that our cooperation with third-party online payment service providers is not in violation of the notice, because we sell the products on our platform to users and receive payment from users through the third-party online payment service providers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.”

Regulations Relating to Intellectual Property in the PRC

Trademark

The PRC Trademark Law was promulgated by the SCNPC in August 1982 and last amended in April 2019, and the Implementation Rules of the PRC Trademark Law was promulgated by the State Council in August 2002 and last amended in April 2014. The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are granted a valid term of ten years, which could be renewed each time for another ten years commencing from the day after the expiry date of the last period of validity if the required renewal formalities have been completed. Pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Domain Name

The Ministry of Industry and Information Technology promulgated the Measures on Administration of Internet Domain Names, on August 24, 2017, which took effect on November 1, 2017. The Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of “.cn” domain names and Chinese domain names. CNNIC adopts a “first-to-file” principle with respect to the registration of domain names. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Copyright

The PRC Copyright Law, which was last amended on November 11, 2020, and became effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the PRC Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

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

Patent

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 with the current effective version took effect from June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council in June 2001 and last amended in December 2023, the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by the administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the National Intellectual Property Administration for confidentiality examination.

Regulations Relating to Labor Protection in the PRC

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

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

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with the laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, the State Administration of Taxation issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. The announcement provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were implemented in January 1, 2009 and latest amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. On March 31, 2019, the Ministry of Finance, the State Administration of Taxation and General Administration of Customs jointly issued the Announcement on Relevant Polices for Deepening Value-added Tax Reform, or Announcement No. 39. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. According to Announcement No. 39, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

The PRC Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends derived from sources within the PRC and declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have an establishment or place of business that is not effectively connected with the relevant income.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the State Administration of Taxation and took effect on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income over a twelve-month period to residents in a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaty does not levy any tax, exempts the relevant income from tax, or levies tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her “beneficial owner” status shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Public Notice 7. The SAT Public Notice 7 extends its tax jurisdiction to cover not only the indirect transfer by a non-resident enterprise of equity interests in a PRC resident enterprise through disposition of equity interests in an overseas holding company, or an Indirect Transfer, but also to transactions involving the transfer of other taxable assets through the offshore transfer of a foreign intermediate holding company. The SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the State Administration of Taxation issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-Resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, which was promulgated by SAFE on November 19, 2012, and became effective on December 17, 2012 and was amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

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

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015 and latest amended in March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016 and amended in December 4, 2023, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the Measures for Reporting of Information on Foreign Investment, the Regulations on the Registration of Market Entities, which was promulgated by the State Council on July 27, 2021, and became effective on March 1, 2022, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the State Administration for Market Regulation or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including, without limitation, any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the foregoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the State Administration for Market Regulation or its local counterparts, file such via the foreign investment comprehensive administrative system and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in China or overseas. The term “control” means obtain the operation rights, right to proceeds or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013, 2018 and 2023, the latest amendment of which will take into effect on July 1, 2024, and the Foreign Investment Law take into effect on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Anti-monopoly

On August 30, 2007, the SCNPC adopted the PRC Anti-Monopoly Law, which was recently amended on June 24, 2022 and became effective on August 1, 2022. According to the Anti-Monopoly Law of the PRC and other regulations, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the PRC Anti-Monopoly Law enforcement authority under the State Council. The fines for illegal concentration of business operators shall be “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” Pursuant to the PRC Anti-Monopoly Law, the authority may require the operators to make a declaration where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

Regulations Relating to Overseas Listings and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC, as approved by the State Council, released the Overseas Listing Trial Measures. According to the Overseas Listing Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Overseas Listing Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Overseas Listing Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Overseas Listing Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Overseas Listing Trial Measures.

On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality Provisions, which became effective on March 31, 2023. The Confidentiality Provisions includes both overseas direct offerings and overseas indirect offerings. The Confidentiality Provisions provide that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC. Since the Confidentiality Provisions are relatively new, as of the date of this annual report, substantial uncertainties exist with respect to the interpretations and implementations of the Confidentiality Provisions.

C. Organizational Structure

The chart below summarizes our corporate structure, including our principal subsidiaries, the VIEs and the VIEs’ principal subsidiaries, as of the date of this annual report:

Notes:

(1)	Mr. Shanglue Xiao and Mr. Shangce Xiao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao is beneficial owner of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company. Mr. Shangce Xiao is a relative of Mr. Shanglue Xiao.

(2)	Mr. Wenwei Shu holds 100% of equity interests in Hangzhou Chuanchou. Mr. Wenwei Shu is a former employee of our company.

(3)	Zhejiang Fengji holds 90% of the equity interest in Zhejiang Jiyuan, and the remaining 10% equity interest in Zhejiang Jiyuan is held by Yunchuang Sharing.

(4)	Zhejiang Jixiang holds 95% of the equity interest in Ningbo Meishan, and the remaining 5% equity interest in Ningbo Meishan is held by Ningbo Meishan Bonded Port Zone Jichuang Investment Partnership (Limited Partnership), in which Hangzhou Jichuang and Mr. Shanglue Xiao each hold of 95% and 5% of the equity interests, respectively.

The following is a summary of the currently effective contractual arrangements relating to Yunji Preferred and Hangzhou Chuanchou.

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Yunchuang Sharing, or our WFOE, is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in China through the VIEs based on a series of contractual arrangements by and among Yunchuang Sharing, or our WFOE, the VIEs and their shareholders. Historically, we also maintained contractual arrangements by and among our WFOE, Yunji Sharing and its shareholders. In order to streamline our corporate structure, in December 2023, our WFOE acquired Yunji Sharing by purchasing all equity interests held by the shareholders in Yunji Sharing and Yunji Sharing has since become a wholly owned subsidiary of our WFOE. Accordingly, the contractual arrangements with Yunji Sharing and its shareholders were effectively terminated in December 2023.

Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat them and their subsidiaries as the consolidated VIEs under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP for accounting purposes.

Agreements that enable us to direct the activities of the VIEs

Proxy Agreement and Power of Attorney. Pursuant to the amended and restated proxy agreement and power of attorney, dated March 15, 2023, among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred, each of the shareholders of Yunji Preferred has executed a power of attorney to irrevocably authorize our WFOE, or any person designated by our WFOE, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Yunji Preferred, including, but not limited to, the right to (i) convene and attend shareholders’ meetings, (ii) sign and deliver written resolutions on behalf of such shareholder, (iii) vote on any resolution that requires shareholders to vote, such as the sale, transfer and disposal of all or part of the assets owned by a shareholder, and (iv) sell, transfer, pledge or dispose all or part of a shareholder’s equity interests in Yunji Preferred. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of Yunji Preferred or otherwise instructed by our WFOE.

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

Equity Interest Pledge Agreements. Pursuant to the amended and restated equity interest pledge agreement, dated March 15, 2023, among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred, the shareholders of Yunji Preferred have pledged 100% equity interests in Yunji Preferred to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreement, the exclusive service agreement, the proxy agreement and power of attorney, as well as the performance by Yunji Preferred of its obligations under the exclusive option agreement and the exclusive service agreement. In the event of a breach by Yunji Preferred or any of its shareholders of contractual obligations under these contractual arrangements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Yunji Preferred and will have priority in receiving the proceeds from such disposal. The shareholders of Yunji Preferred also covenant that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the pledges are released.

On October 23, 2020, our WFOE, Hangzhou Chuanchou and the shareholder of Hangzhou Chuanchou entered into an equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above.

We have completed the registration of the equity interests pledged under the amended and restated equity interest pledge agreements in relation to each of Yunji Preferred and Hangzhou Chuanchou with the local office of the State Administration of Market Regulation.

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Service Agreements. Pursuant to the amended and restated exclusive service agreement, dated March 15, 2023, between our WFOE and Yunji Preferred, our WFOE has the exclusive right to provide Yunji Preferred with operational supports as well as consulting and technical services required by Yunji Preferred’s business. Without our WFOE’s prior written consent, Yunji Preferred may not accept the same or similar operational supports as well as consulting and technical services provided by any third party during the term of the agreement. Yunji Preferred agrees to pay our WFOE service fees at an amount determined by our WFOE in its sole discretion, which should be paid within ten business days upon receipt of invoice from our WFOE. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive service agreement. To guarantee Yunji Preferred’s performance of its obligations thereunder, the shareholders of Yunji Preferred have pledged all of their equity interests in Yunji Preferred to our WFOE pursuant to the equity interest pledge agreement. The exclusive service agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by our WFOE in its sole discretion with 30 days’ prior written notice.

On October 23, 2020, our WFOE and Hangzhou Chuanchou entered into an exclusive service agreement, which contains terms substantially similar to the exclusive service agreement between our WFOE and Yunji Preferred described above.

Agreements that provide us with the option to purchase the equity interests in and assets of the VIEs

Exclusive Option Agreements. Pursuant to the amended and restated exclusive option agreement, dated March 15, 2023, among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred, each of the shareholders has irrevocably granted our WFOE an exclusive option to purchase all or part of its equity interests in Yunji Preferred, and Yunji Preferred has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE may exercise such options at a price equal to the loan provided by our WFOE to the shareholders of Yunji Preferred, which price may be adjusted based on the proportion of the equity interests or assets to be transferred. Yunji Preferred and the shareholders of Yunji Preferred covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Yunji Preferred, other than those created under the equity interest pledge agreement, (ii) transfer or otherwise dispose of their equity interests in Yunji Preferred, (iii) change Yunji Preferred’s registered capital, (iv) amend Yunji Preferred’s articles of association, (v) dispose any assets of Yunji Preferred or enter into any material contract (except in the ordinary course of business), or (vi) merge Yunji Preferred with any other entity. The exclusive option agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by our WFOE in its sole discretion with ten days’ prior written notice.

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

Loan Agreement. Pursuant to the loan agreement, dated March 15, 2023, between our WFOE and the shareholders of Yunji Preferred, our WFOE made loans in an aggregate amount of RMB50.5 million to the shareholders of Yunji Preferred for the sole purpose of making capital contribution to Yunji Preferred. The shareholders of Yunji Preferred can only repay the loans by the sale of all or part of their equity interests in Yunji Preferred to our WFOE or its designated person pursuant to the amended and restated exclusive option agreement, and, to the extent permitted under PRC law, pay all of the proceeds from sale of such equity interests to our WFOE. In the event that the shareholders of Yunji Preferred sell their equity interests in Yunji Preferred to our WFOE or its designated person at a purchase price equal to or less than the principal amount of the loans, the loans will be interest free and the loans shall be deemed to be duly repaid. If the purchase price is higher than the principal amount of the loans, the excess amount will be deemed as interest on the loans and shall be paid to our WFOE. The term of the loan agreement is ten years from the date of the loan agreement, which may be extended upon mutual agreement.

Spousal Consent Letters. The spouses of the shareholders of Yunji Preferred have each signed a spousal consent letter agreeing that the equity interests in Yunji Preferred held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with our WFOE. Each spouse agreed not to assert any rights over the equity interest in Yunji Preferred held by the respective shareholder. Mr. Wenwei Shu, the sole shareholder of Hangzhou Chuanchou has no spouse yet.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the structures of the VIEs in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

D. Property, Plant and Equipment

We are headquartered in Hangzhou, China and have leased an aggregate of approximately 6,153 square meters of office space in Hangzhou. We also own an aggregate of approximately 4,259 square meters of office space in Hangzhou, which we bought on June 28, 2021 with total consideration of RMB161.9 million paid separately in 2021 and 2022 and we moved into the office space in the second quarter of 2023. As of the date of this annual report, we have also leased an aggregate of approximately 1,100 square meters of office space in Shenzhen, China.

As of December 31, 2023, warehouse facilities in our fulfillment network included two central warehouse and six regional warehouses in China. We engage third-party vendors for all of our warehouse facilities in eight cities with an aggregate floor area of approximately 35,000 square meters, including providing physical space for such facilities and operating the day-to-day activities of such facilities.

We will adjust our fulfillment infrastructure as needed over the next several years to accommodate our future business expansion plans, improve logistic efficiency and enhance customer experience.

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

A. Operating Results

We operate a social e-commerce platform in China using a membership-based model that leverages the power of social interaction. We offer high-quality products at attractive prices and incentivize our members to promote our platform and share our products with their social contacts. We generate our revenues mainly by selling the products on our platform to users, including members and non-member users, and earning commissions on the sales of products by third-party merchants on our platform under our marketplace business that launched in the first quarter of 2019.

Our total revenues were RMB2,155.4 million, RMB1,154.1 million and RMB640.2 million (US$90.2 million) in 2021, 2022 and 2023, respectively. We recorded net income of RMB132.3 million in 2021, net loss of RMB138.4 million in 2022, and net loss of RMB165.1 million (US$23.3 million) in 2023.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to engage and retain members and users and increase their activities

Engaging and retaining users have been one of our key focuses since our inception. We measure our effectiveness in engaging and retaining users through the key performance indicator of average spending per buyer, which is calculated by dividing total GMV in that period by the number of buyers in the same period. We believe this metric more accurately reflects our ability to increase member and user activities and loyalty and bring value to members and users through carefully curated products, compared to other metrics we historically used such as number of buyers and number of orders fulfilled. Our average spending per buyer was RMB1,975, RMB1,658 and RMB1,195 in 2021, 2022 and 2023, respectively. Our average spending per buyer decreased from 2021 to 2023, primarily due to the negative impact of COVID-19 on the Chinese economy in 2022 which led to a reduction in consumer demand, as individuals focused on stockpiling essential goods with lower unit prices. Furthermore, the pandemic influenced consumer confidence and altered consumption habits.

Our ability to engage and retain users and increase user activities and loyalty depends on our ability to continue to offer carefully curated authentic products at attractive prices, provide superior shopping and social experience, and promote and enhance community value among members and other users. We rely on word-of-mouth referrals via our members’ social networks and both online and offline interactive events to attract and retain users and members. Only when our members are satisfied with the products and experience on our platform, would they stay active on our platform, and in turn promote our products and recommend platform to their family, friends and other social contacts. To keep our user base engaged, we have implemented a distinctive product offering strategy whereby we offer broad coverage of product categories with an aim of catering to the various daily needs of users and their households, but carefully select items within each category meeting the preferences of users with attractive pricing, and we design our sales formats to meet our members’ evolving needs and preferences. We also facilitate communications among members based on geographical location or shared interest. Furthermore, we provide incentives and organize campaign activities to enhance user activities.

Our ability to manage product offerings and supply chain

Our results of operations are also affected by whether we can successfully implement our product selection strategy and manage our product offerings. We offer broad coverage of product categories to cater to the various daily needs of our users and their households, but provide carefully curated items within each category to meet the preferences of our users. In December 2023, we offered an average of 5,785 SPUs on our platform on a daily basis, including products of mainstream brands, emerging brands and our own brands. We review and continually monitor the performance of each SPU, supplier and third-party merchant, and carefully manage the mix of products we offer, based on a number of metrics such as the preferences of users, revenue contribution and margin.

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

We launched our marketplace business in the first quarter of 2019 whereby third-party merchants can sell products on our platform and pay us commissions on their sales. We offer a wide range of products and services and aim to provide one-stop shopping to maximize our wallet share. Our mix of products and services also affects our gross margin. Revenues generated under the marketplace business were recognized on a net basis, while revenues generated under our merchandise sales business were recognized on a gross basis. The split between our merchandise sales business and our marketplace business thus has a major influence on our revenue and our gross margins.

Our ability to conduct sales and marketing efficiently

We leverage our members’ social networking activities to conduct sales and marketing efficiently. We provide incentives to members for promoting our products and inviting new members through their social networks, and the referral incentives are recorded as reduction of our revenues. We outsource some member services to third-party service companies, which select, hire and train service managers to provide the services. Most of the service managers are members. We pay member management fees to the third-party service companies for their product sales facilitation services. The member management fees have accounted for the substantial majority of our sales and marketing expenses.

Our ability to fulfill orders cost-effectively

Our results of operations depend in part on our ability to fulfill orders quickly and accurately, as it is an important part of a compelling customer experience. We provide centralized and comprehensive fulfillment and customer service to users primarily through collaboration with contracted third-party vendors. As of December 31, 2023, warehouse facilities in our fulfillment network included two central warehouse and six regional warehouses, with an aggregate gross floor area of approximately 35,000 square meters in eight cities. In the first quarter of 2019, we launched our marketplace business, allowing third-party merchants to sell their products on our platform and pay commissions on their sales to us. Unlike our merchandise sales business where we handle the fulfillment process for the products sold, substantially all of the third-party merchants under our marketplace business handle the fulfillment logistics for their products sold on our platform, thereby lessening the demand for our fulfillment services. We have primarily relied on third-party logistics service providers to operate the warehouses and provide last-mile delivery, and third-party online payment platforms to provide various payment options.

Key Components of Results of Operations

Revenues

Revenues are comprised of sale of merchandise, net, marketplace revenue and other revenues. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sale of merchandise, net	1,798,882	83.5	965,796	83.7	500,651	70,515	78.2
Marketplace revenue	321,844	14.9	170,561	14.8	130,188	18,337	20.3
Other revenues(1)	34,635	1.6	17,757	1.5	9,370	1,320	1.5
Total	2,155,361	100.0	1,154,114	100.0	640,209	90,172	100.0

Notes:

(1)	Starting from 2021, revenue from membership program is combined into other revenues and is no longer a separate revenue line. Revenue breakdown for previous years presented in this annual report have been adjusted to be presented in the same manner.

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

Other revenues include revenues from membership program and revenues earned on net basis from sales of certain products on our platform, such as air tickets. We earn membership fees from our members, who pay a fixed fee in exchange for (1) a package of selected products, (2) the right to receive member exclusive discounts for products sold on our flagship Yunji app, (3) access rights to our flagship Yunji app and its member-exclusive features, (4) the right to receive units of Yun-coin upon a successful new member referral, (5) member exclusive training, and (6) certain units of Yun-coin. Yun-coin can only be used as credits when making purchases on our platform, with one unit of Yun-coin representing RMB1.00. Yun-coins cannot be redeemed for cash. Members may transfer Yun-coins to others for free. Starting in January 2020, we refined our membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year period, the user may extend his or her membership for an extra year. We have ceased allowing users to become members free of charge since April 2021. From April 2021 to September 2022, we required new users and renewing members to pay an annual membership fee to become or continue as a member and enjoy membership benefits. Starting from October 2022, one can become a member of our platform by accepting invitation from existing members. In addition, members who joined through purchasing a membership package are now referred to as our diamond members and enjoy free lifelong membership and membership benefits.

Operating Cost and Expenses

Operating cost and expenses consist primarily of cost of revenues, fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating Cost and Expenses:
Cost of revenues	1,343,386	62.3	651,578	56.5	332,774	46,870	52.0
Fulfillment	202,026	9.4	160,680	13.9	107,472	15,137	16.8
Sales and marketing	296,049	13.7	214,783	18.6	121,039	17,048	18.9
Technology and content	124,854	5.8	81,382	7.1	53,490	7,534	8.4
General and administrative	226,110	10.5	145,857	12.6	120,951	17,036	18.9
Total	2,192,425	101.7	1,254,280	108.7	735,726	103,625	114.9

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

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

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

In accordance with the laws and regulations promulgated by the State Administration of Taxation effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 50% of qualified research and development expenses can only be claimed directly in the annual tax filing and subject to the approval from the tax authorities. Effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75% of qualified research and development expenses can be directly claimed in the annual tax filing.

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(In thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues:
Sale of merchandise, net	1,798,882	965,796	500,651	70,515
Marketplace revenue	321,844	170,561	130,188	18,337
Other revenues(1)	34,635	17,757	9,370	1,320
Total revenues	2,155,361	1,154,114	640,209	90,172
Operating cost and expenses(2):
Cost of revenues	(1,343,386)	(651,578)	(332,774)	(46,870)
Fulfillment	(202,026)	(160,680)	(107,472)	(15,137)
Sales and marketing	(296,049)	(214,783)	(121,039)	(17,048)
Technology and content	(124,854)	(81,382)	(53,490)	(7,534)
General and administrative	(226,110)	(145,857)	(120,951)	(17,036)
Total operating cost and expenses	(2,192,425)	(1,254,280)	(735,726)	(103,625)
Other Operating Income(3)	54,416	21,599	14,898	2,098
Income/(Loss) from operations	17,352	(78,567)	(80,619)	(11,355)
Financial income/(expense), net	80,061	(14,356)	(60,226)	(8,483)
Foreign exchange loss, net	(1,300)	(15,697)	(6,743)	(950)
Other non-operating income/(loss), net	112,909	2,072	(2,405)	(339)
Income/(loss) before income tax expense, and equity in income of affiliates, net of tax	209,022	(106,548)	(149,993)	(21,127)
Income tax expense	(60,501)	(24,791)	(7,851)	(1,106)
Equity in loss of affiliates, net of tax	(16,237)	(7,051)	(7,276)	(1,025)
Net income/(loss)	132,284	(138,390)	(165,120)	(23,258)

Notes:

(1)	Starting from 2021, revenue from membership program is combined into other revenues and is no longer a separate revenue line. Revenue breakdown for previous years presented in this annual report have been adjusted to be presented in the same manner.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(In thousands)
Sales and marketing	1,550	539	(417)	(59)
Technology and content	4,378	4,388	1,554	219
General and administrative	49,052	23,994	503	71
Fulfillment	930	1,229	(2,525)	(356)
Total	55,910	30,150	(885)	(125)

(3)	Starting from 2020, we present government grants, which are received from local government to support and reward our ongoing business and operations, as other operating income instead of other non-operating (loss)/income, net.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues decreased by 44.5% from RMB1,154.1 million in 2022 to RMB640.2 million (US$90.2 million) in 2023, primarily due to soft consumer confidence and our continued strategy to refine our product selection across all categories and optimize our selection of suppliers and merchants, which had a near-term impact on sales.

Our average spending per buyer decreased from RMB1,658 in 2022 to RMB1,195 in 2023, primarily due to the negative impact of soft consumer confidence and consumers were more inclined to stock up on necessities with lower unit prices.

●	Revenue from sale of merchandise, net. Our revenue from sale of merchandise, net decreased by 48.2% from RMB965.8 million in 2022 to RMB500.7 million (US$70.5 million) in 2023, primarily due to our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of soft consumer confidence.

●	Revenue from marketplace business. Revenue from the marketplace business decreased by 23.7% from RMB170.6 million in 2022 to RMB130.2 million (US$18.3 million) in 2023, primarily due to our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of soft consumer confidence.

●	Other revenues. Other revenues decreased by 47.5% from RMB17.7 million in 2022 to RMB9.3 million (US$1.4 million) in 2023.

Operating cost and expenses

Our total operating cost and expenses decreased by 41.3% from RMB1,254.3 million in 2022 to RMB735.8 million (US$103.7 million) in 2023. This decrease was due to decreases in all of our operating cost and expenses line items.

●	Cost of revenues. Our cost of revenues decreased by 48.9% from RMB651.6 million, representing 56.5% of our total revenues, in 2022 to RMB332.8 million (US$46.9 million), representing 52.0% of our total revenues, in 2023, which was mainly attributable to the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis.

●	Fulfillment expenses. Our fulfillment expenses decreased by 33.1% from RMB160.7 million, representing 13.9% of our total revenues, in 2022 to RMB107.5 million (US$15.1 million), representing 16.8% of our total revenues, in 2023. This decrease was primarily attributable to (i) reduced warehousing and logistics expenses due to lower merchandise sales, (ii) reduced personnel costs as a result of staffing structure refinements, and (iii) decreased service fees charged by third-party payment settlement platforms.

●	Sales and marketing expenses. Our sales and marketing expenses decreased by 43.6% from RMB214.8 million, representing 18.6% of our total revenues, in 2022 to RMB121.0 million (US$17.1 million), representing 18.9% of our total revenues, in 2023. The decrease in sales and marketing expenses was primarily attributable to (i) a decrease in member management fees, and (ii) reduced business promotion expenses.

●	Technology and content expenses. Our technology and content expenses decreased by 34.3% from RMB81.4 million, representing 7.1% of our total revenues, in 2022 to RMB53.5 million (US$7.5 million), representing 8.4% of our total revenues, in 2023, primarily due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced server costs.

●	General and administrative expenses. Our general and administrative expenses decreased by 17.1% from RMB145.9 million, representing 12.6% of our total revenues, in 2022 to RMB121.0 million (US$17.1 million), representing 18.9% of our total revenues, in 2023. The decrease was primarily attributable to the reduction in personnel costs as a result of staffing structure refinements and share-based compensation expenses, partially offset by an increase in the allowance for credit losses.

Loss from operations

Our loss from operations was RMB80.6 million (US$11.4 million) in 2023, compared to RMB78.6 million in 2022 as a result of a decrease in revenues, partially offset by improvements in our operating efficiency and increased gross margin.

Financial expense, net

Our financial expense, net was RMB60.2 million (US$8.5 million) in 2023, compared to RMB14.4 million in 2022 as a result of a decrease in fair value changes of equity securities investments.

Foreign exchange loss, net

We recorded foreign exchange loss, net of RMB6.7 million (US$950 thousand) in 2023, compared to RMB15.7 million in 2022, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Other non-operating (loss)/income, net

We recorded other non-operating loss, net of RMB2.4 million (US$339 thousand) in 2023, compared to other non-operating income, net of RMB2.1 million in 2022.

Income tax expense

We recorded income tax expense of RMB7.9 million (US$1.1 million) in 2023, compared to income tax expense of RMB24.8 million in 2022, primarily due to the decrease in our income before income tax expense.

Net loss

As a result of the foregoing, we recorded net loss of RMB165.1 million (US$23.3 million) in 2023, compared to RMB138.4 million in 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our revenues decreased by 46.5% from RMB2,155.4 million in 2021 to RMB1,154.1 million in 2022, primarily due to decreases in both our revenue from sale of merchandise and revenue from marketplace business, which were primarily driven by our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of the outbreaks of the highly transmissible Delta and Omicron variants of COVID-19 in 2022 on our operations. In line with our long-term growth strategy to focus on profitability, we optimized our selection of suppliers and merchants across our platform, which caused sales decreases in both marketplace business and merchandise sales.

Our average spending per buyer decreased from RMB1,975 in 2021 to RMB1,658 in 2022, primarily due to the negative impact of COVID-19 on the Chinese economy in 2022 which led to reduced consumer demand and consumers were more inclined to stock up on necessities with lower unit prices.

●	Revenue from sale of merchandise, net. Our revenue from sale of merchandise, net decreased by 46.3% from RMB1,798.9 million in 2021 to RMB965.8 million in 2022, primarily due to our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of COVID-19 outbreak in 2022 on our operations as discussed above.

●	Revenue from marketplace business. Revenue from the marketplace business decreased by 47.0% from RMB321.8 million in 2021 to RMB170.6 million in 2022, primarily due to due to our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of COVID-19 outbreak in 2022 on our operations as discussed above.

●	Other revenues. Other revenues decreased by 48.8% from RMB34.6 million in 2021 to RMB17.7 million in 2022.

Operating cost and expenses

Our total operating cost and expenses decreased by 42.8% from RMB2,192.4 million in 2021 to RMB1,254.3 million in 2022. This decrease was due to decreases in all of our operating cost and expenses line items.

●	Cost of revenues. Our cost of revenues decreased by 51.5% from RMB1,343.4 million, representing 62.3% of our total revenues, in 2021 to RMB651.6 million, representing 56.5% of our total revenues, in 2022, which was mainly attributable to the decline in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise.

●	Fulfillment expenses. Our fulfillment expenses decreased by 20.5% from RMB202.0 million, representing 9.4% of our total revenues, in 2021 to RMB160.7 million, representing 13.9% of our total revenues, in 2022. This decrease was primarily attributable to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) decreased service fees charged by third-party payment settlement platforms.

●	Sales and marketing expenses. Our sales and marketing expenses decreased by 27.5% from RMB296.0 million, representing 13.7% of our total revenues, in 2021 to RMB214.8 million, representing 18.6% of our total revenues, in 2022. The decrease in sales and marketing expenses was primarily attributable to (i) the reduction in personnel costs as a result of staffing structure refinements, (ii) a decrease in member management fees, and (iii) a decrease in marketplace business platform promotion expenses, partially offset by an increase in private label promotion expenses.

●	Technology and content expenses. Our technology and content expenses decreased by 34.8% from RMB124.9 million, representing 5.8% of our total revenues, in 2021 to RMB81.4 million, representing 7.1% of our total revenues, in 2022, primarily due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced cloud services costs.

●	General and administrative expenses. Our general and administrative expenses decreased by 35.5% from RMB226.1 million, representing 10.5% of our total revenues, in 2021 to RMB145.9 million, representing 12.6% of our total revenues, in 2022. The decrease was primarily attributable to (i) reduced personnel costs as a result of staffing structure refinements, (ii) lower professional service fees, and (iii) a decrease in share-based compensation expenses.

Income/(loss) from operations

Our loss from operations was RMB78.6 million in 2022, compared to our income from operations RMB17.4 million in 2021 as a result of a decrease in revenues, partially offset by improvements in our operating efficiency and increased gross margin.

Financial (expense)/income, net

Our financial expense, net was RMB14.4 million in 2022, compared to financial income, net of RMB80.1 million in 2021 as a result of a decrease in fair value changes of equity securities investments.

Foreign exchange loss, net

We recorded foreign exchange loss, net of RMB15.7 million in 2022, compared to RMB1.3 million in 2021, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Other non-operating (loss)/income, net

We recorded other non-operating income, net of RMB2.1 million in 2022, compared to other non-operating income, net of RMB112.9 million in 2021.

Income tax expense

We recorded income tax expense of RMB24.8 million in 2022, compared to income tax expense of RMB60.5 million in 2021, primarily due to the decrease in our income before income tax expense.

Net income/(loss)

As a result of the foregoing, we recorded net loss of RMB138.4 million in 2022, compared to net income of RMB132.3 million in 2021.

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

Revenue recognition policies for each type of revenue steam are as follows:

Sales of merchandise

We primarily sell merchandise through its Yunji Apps. We present the revenue generated from its sales of merchandise on a gross basis as we have control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, we also assess whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators. The cash collected from the sales of merchandise is initially recorded in deferred revenue in the Consolidated Balance Sheets and subsequently recognized as revenue when the receipt of merchandise is confirmed by the customers, which is the point that the control of the merchandise is transferred to the customer. For products sold through independent distributors, or the distribution sales, control is transferred upon acceptance, based on the contract terms. The revenue is recorded net of value-added tax, discounts, coupons, incentives and return allowances. Return allowances are estimated based on historical experiences and updated at the end of each reporting period.

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

Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs of RMB25.7 million, RMB4.8 million and RMB9.3 million (US$1.3 million) are recorded in cost of revenues in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2021, 2022 and 2023, respectively.

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

On January 1, 2022 and August 1, 2022, we granted 8,690,000 and 1,160,000 RSUs to our employees, respectively.

On February 1, 2023 and July 1, 2023, we granted 400,000 and 2,500,000 RSUs to our employees, respectively.

(a) Options

The following table sets forth the stock options activity for the years ended December 31, 2021, 2022 and 2023:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of December 31, 2021	61,930,440	0.21	1.73	—
Granted	—	—
Forfeited	(64,980)	0.20
Exercised	(773,640)	0.09
Expired	—	—
Outstanding as of December 31, 2022	61,091,820	0.22	0.89	—
Granted	—
Forfeited	(173,870)	0.23
Exercised	—
Expired	(46,562,380)	0.09
Outstanding as of December 31, 2023	14,355,570	0.61	0.27	—
Vested and expected to vest as of December 31, 2023	14,355,570
Exercisable as of December 31, 2023	14,355,570

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2021: US$0.06, December 31, 2022: US$0.08, December 31, 2023: US$0.71).

We use the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value our options modified were as follow:

	2021	2022	2023
Exercise price (US$)	0.0925	N/A	N/A
Exercise multiple	2.2/2.8	N/A	N/A
Risk-free interest rate	0.24%/0.33%	N/A	N/A
Expected term (in years)	6	N/A	N/A
Expected dividend yield	0.00%	N/A	N/A
Expected volatility	52.96%/55.13%	N/A	N/A
Expected forfeiture rate (post-vesting)	5%	N/A	N/A
Fair value of the underlying shares on the date of options grants (US$)	0.23	N/A	N/A
Fair value of share option (US$)	0.15	N/A	N/A

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

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. We recognized share-based compensation expenses of RMB20.8 million, RMB1.8 million and share-based compensation benefits of RMB5.6 million for share options granted under the 2017 Plan and the 2019 Plan, which replaced the 2017 Plan in its entirety in March 2019, in the consolidated statements of comprehensive (loss)/income for the years ended 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, there were RMB2.6 million, RMB0.6 million and RMB1.0 thousand, respectively, in total unrecognized compensation expense, related to unvested share options, which we expect to be recognized over a weighted average period of 0.95, 0.4 and 0.08 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.

(b) Restricted share units

A summary of activities of the service-based restricted share units for the years ended December 31, 2021, 2022 and 2023 is presented below:

	Number of RSUs	Weighted- Average Grant- Date Fair Value
		US$
Unvested at December 31, 2021	45,704,350	0.45
Granted	9,850,000	0.63
Vested	(10,326,250)
Forfeited	(20,306,000)
Unvested at December 31, 2022	24,922,100	0.45
Granted	2,900,000	0.02
Vested	(1,587,950)
Forfeited	(11,609,400)
Unvested at December 31, 2023	14,624,750	0.34

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying our ordinary shares on the date of grant.

As of December 31, 2021, 2022 and 2023, 12,908,750 restricted share units, 10,326,250 restricted share units and 1,587,950 restricted share units were vested. For the years ended December 31, 2021, 2022 and 2023, our total share-based compensation expenses recognized for the restricted share units granted were RMB35.1 million, RMB28.3 million and RMB4.7 million, respectively.

As of December 31, 2021, 2022 and 2023, there were RMB60.2 million, RMB14.6 million and RMB3.5 million in total unrecognized compensation expense, related to unvested RSUs, which we expect to be recognized over a weighted average period of 2.55, 1.87 and 1.17 years, respectively.

Fair Value Measurements

As of December 31, 2022 and 2023, information about inputs into the fair value measurement of our assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair value measurement at reporting date using
	Fair value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Time deposits	142,357	—	142,357	—
Wealth management products	69,646	—	69,646	—
Long-term investments
Equity securities with readily determinable fair value	114,843	114,843	—	—
Equity securities accounted for under alternative measurement	227,371	—	227,371	—
Total assets	554,217	114,843	439,374	—

	Fair value measurement at reporting date using
	Fair value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Debt securities for trading	7,195	—	7,195	—
Long-term investments
Equity securities with readily determinable fair value	37,650	37,650	—	—
Equity securities accounted for under measurement alternative	220,981	—	220,981	—
Total assets	265,826	37,650	228,176	—

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

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(25,991)	(216,822)	(188,261)	(26,516)
Net cash (used in)/generated from investing activities	(513,795)	92,565	294,035	41,414
Net cash used in financing activities	(463)	(94,555)	(25,334)	(3,568)
Effect of exchange rate changes on cash and cash equivalents	(19,763)	45,823	7,528	1,060
Net (decrease)/increase in cash, cash equivalents and restricted cash	(560,012)	(172,989)	87,968	12,390
Cash, cash equivalents and restricted cash at beginning of the year	1,189,744	629,732	456,743	64,331
Cash, cash equivalents and restricted cash at end of the year	629,732	456,743	544,711	76,721

To date, our primary sources of liquidity have been issuances of equity securities in our initial public offering and historical private placements. As of December 31, 2023, our cash, cash equivalents and restricted cash were RMB544.7 million (US$76.7 million). Our cash and cash equivalents consist of currency on hand, deposits held by financial institutions that can be added to or withdrawn without limitation, and short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less. Cash held in accounts with third-party online payment platforms are recorded as other receivables.

Our accounts payable include merchandise purchase payables, warehouse and logistics fees payables and payable to merchants representing the unpaid balances to the merchants of cash collected by us on behalf of the merchants for products sold on our platform when we are viewed as the agent in the sales arrangement. As of December 31, 2021, 2022 and 2023, our accounts payable amounted to RMB254.8 million, RMB138.9 million and RMB96.8 million (US$13.6 million), respectively. These changes were primarily contributed by the changes in merchandise purchase payables, which decreased from RMB150.2 million as of December 31, 2021 to RMB87.5 million as of December 31, 2022 and further decreased to RMB61.0 million (US$8.6 million) as of December 31, 2023. These decreases were primarily due to decreases in merchandise sales.

Our merchandise purchase payable turnover days were 59.3 days in 2021, 65.7 days in 2022, and 80.3 days in 2023. Merchandise purchase payable turnover days for a given period equal to average merchandise purchase payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

As of December 31, 2021, 2022 and 2023, our net inventories amounted to RMB84.5 million, RMB54.7 million and RMB42.7 million (US$6.0 million), respectively. These decreases were primarily due to decreases in merchandise sales. Our inventory turnover days were 29.4 days in 2021, 38.4 days in 2022 and 52.7 days in 2023.

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

As of December 31, 2023, we had RMB544.7 million (US$76.7 million) in cash, cash equivalents and restricted cash, of which approximately 18.8% were held in Renminbi, 80.7% in U.S. dollars, and the remainder in other currencies.

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

Operating activities

Net cash used in operating activities in 2023 was RMB188.3 million (US$26.5 million), as compared to net loss of RMB165.1 million (US$23.3 million) in the same period. In 2023, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in incentive payables to members of RMB82.4 million (US$11.6 million), (ii) a decrease in accounts payable of RMB42.1 million (US$5.9 million), (iii) a decrease in other payable and accrued liabilities of RMB41.0 million (US$5.8 million), and (iv) an increase in accounts receivable of RMB39.4 million (US$5.5 million), partially offset by (i) a non-cash changes in fair value for equity securities of RMB80.9 million (US$11.4 million), (ii) a non-cash allowance for credit losses of RMB37.1 million (US$5.2 million), and (iii) a decrease in prepaid expenses and other current assets of RMB32.5 million (US$4.6 million). The decrease in incentive payables to members was primarily due to the derecognition of long-aged payables to inactive members. The decrease in accounts payable was primarily due to the decrease in merchandise sales.

Net cash used in operating activities in 2022 was RMB216.8 million, as compared to net loss of RMB138.4 million in the same period. In 2022, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in accounts payable of RMB108.0 million, (ii) a decrease in deferred revenue of RMB84.0 million and (iii) a decrease in incentive payables to members of RMB58.3 million, partially offset by (i) a decrease in prepaid expenses and other current assets of RMB95.2 million and (ii) a non-cash changes in fair value for equity securities of RMB35.2 million. The decrease in accounts payable was primarily due to the decrease in merchandise sales. The decrease in deferred revenue was primarily due to the decrease in deferred merchandise revenue.

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

Investing activities

Net cash generated from investing activities in 2023 was RMB294.0 million (US$41.4 million), primarily due to (i) cash received from maturity of short-term investments of RMB214.4 million (US$30.2 million), (ii) cash received from repayment of loans provided to third parties of RMB83.4 million (US$11.8 million), and (iii) cash received from factorings services of RMB50.7 million (US$7.1 million), partially offset by cash paid for long-term investments of RMB40.8 million (US$5.7 million).

Net cash generated from investing activities in 2022 was RMB92.6 million, primarily due to (i) cash received from maturity of short-term investments of RMB651.4 million and (ii) cash received from factorings services of RMB102.4 million, partially offset by cash paid for short-term investments of RMB465.2 million.

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

Financing activities

Net cash used in financing activities in 2023 was RMB25.3 million (US$3.6 million), which consists of cash paid for repurchase of common stocks of RMB21.0 million (US$3.0 million) and cash paid for reverse stock splits expense of RMB4.3 million (US$0.6 million).

Net cash used in financing activities in 2022 was RMB94.6 million, primarily due to cash paid for repurchase of common stocks of RMB95.4 million.

Net cash used in financing activities in 2021 was RMB463 thousand, primarily due to cash paid to non-controlling shareholders for acquisition of equity shares in subsidiaries of RMB1.2 million, partially offset by net proceeds from exercise of share options of RMB1.0 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period mainly include capital expenditures and operating lease obligations.

Our capital expenditures were RMB87.0 million, RMB92.3 million and RMB12.4 million (US$1.7 million) in 2021, 2022 and 2023, respectively.

Our operating lease obligations relate to our leases of offices and operation space. The following table sets forth our operating lease obligations as of December 31, 2023.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease	16,652	4,598	8,036	4,018	—

We intend to fund our existing and future material cash requirements with our existing cash balance and cash flow from operating activities. We will continue to make cash commitments, including capital expenditures, to support our business.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with United States of America generally accepted accounting principles, or the U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

Allowance for credit losses

The allowance for credit losses represents our estimate of the expected lifetime credit losses over the remaining expected life of our financial assets measured at amortized cost as of the balance sheet date. The allowance for credit losses comprises:

●	The allowance for credit losses on accounts receivable;

●	The allowance for credit losses on prepaid expenses and other current assets and other non-current assets.

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

Assumptions Used. Our allowance for credit losses is based on our assumptions regarding:

●	Probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and recent performance; and

●	Loss given default. The percentage of the expected balance due at default that is not recoverable. The loss given default takes into account expected collateral value and future recoveries; and

●	Non-performing loan ratio of commercial banks by industry; and

●	Forward-looking macroeconomic conditions used in our models are country specific and include variables such as consumer price index, producer price index, and gross domestic product.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shanglue Xiao	45	Chairman of the Board of Directors and Chief Executive Officer
Dan Li	42	Director
Li-Lan Cheng	59	Independent Director
Xuefeng Chen	44	Independent Director
Chen Chen	43	Independent Director
Yeqing Cui	32	Senior Financial Director

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

Mr. Xuefeng Chen has served as our director since September 2023. Mr. Chen joined Shenzhen Tiantu Capital Co., Ltd., or Tiantu, in 2015 and currently serves as its Managing Director and Head of Investment and Financing Management Department. He is responsible for fund management and post-investment project management. Prior to joining Tiantu, Mr. Chen served as a vice president of Shenzhen Jinxin Industrial Group from 2012 to 2015. He served as a partner at Guangdong Ruiting Law Firm from 2010 to 2012, accumulating rich capital market experience. Prior to that, he worked at Guangdong Jundao Law Firm from 2007 to 2010. Mr. Chen is a certified public accountant and a certified tax agent. He received his bachelor’s degree in law from Southwest University of Political Science and Law in China.

Mr. Chen Chen has served as our director since January 2024. Mr. Chen has served as a director of ATRenew Inc., or ATRenew (NYSE: RERE) since May 2021. Mr. Chen joined ATRenew as a chief financial officer in January 2021 and currently serves as president and chief financial officer of ATRenew and oversees group finance, accounting and tax, capital markets, and public affairs functions. Prior to joining ATRenew, Mr. Chen served as the chief financial officer of Yunji Inc. from May 2018 to December 2020. Prior to that, Mr. Chen was a partner at Deloitte and served various positions at Deloitte since July 2002. Mr. Chen currently also serves as an independent director and the chairman of the audit committee of Q&K International Group Limited, and an independent non-executive director and the chairman of the audit committee of Zhou Hei Ya International Holdings Company Limited (HKEx: 1458). Mr. Chen is a member of China Institute of Certified Public Accountants (CICPA). Mr. Chen received his bachelor’s degree from Shanghai Jiaotong University.

Mr. Yeqing Cui has served as our senior financial director since August 2023. Mr. Cui has extensive finance experience and has held various roles in the Company since joining Yunji in May 2018, including Audit Manager, Senior Finance Manager, Financial Director and Senior Finance Director. Prior to joining the Company, he worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP for five years from October 2013 to January 2018. Mr. Cui received his bachelor’s degree in economics from Shanghai University of International Business and Economics in 2013.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB2.0 million (US$0.3 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2019 Share Incentive Plan

In March 2019, we adopted the 2019 Share Incentive Plan, or the 2019 Plan, which replaced the 2017 Plan in its entirety. The awards granted and outstanding under the 2017 Plan survive the termination of the 2017 Plan and remain effective and binding under the 2019 Plan. The maximum aggregate number of ordinary shares that may be issued under 2019 Plan is initially 227,401,861 ordinary shares, which shall be increased by a number equal to 1% of the then total issued and outstanding ordinary shares on an as-converted and fully diluted basis, on each of the first, second, third, fourth and fifth anniversary of the date of effectiveness of the 2019 Plan. As of February 29, 2024, options to purchase a total of 14,355,570 Class A ordinary shares and 14,114,750 restricted share units were outstanding under the 2019 Plan.

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

The following table summarizes, as of February 29, 2024, the number of ordinary shares underlying outstanding options and restricted share units that we granted to our current directors and executive officers.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shanglue Xiao	20,000,000		0.0925	December 19, 2017	December 18, 2023
Li-Lan Cheng	*		0.1	May 3, 2019	May 2, 2025
Yeqing Cui	*		0.2	June 30, 2018	June 29, 2024
	*	(1)	N/A	January 31, 2019	January 30, 2025
	*	(1)	N/A	January 1, 2020	December 31, 2025
	*	(1)	N/A	February 1, 2021	January 31, 2027
All directors and executive officers as a group	20,455,000

Note:

* All awards granted to such director or officer were less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

(1)	Represents restricted share units.

As of February 29, 2024, our employees, other than our directors and executive officers held options to purchase 196,490 Class A ordinary shares, with exercise prices ranging from US$0.1 per share to US$0.5 per share and 10,400,250 restricted share units.

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

Audit Committee. Our audit committee consists of Mr. Li-Lan Cheng, Mr. Chen Chen and Mr. Xuefeng Chen. Mr. Li-Lan Cheng is the chairman of our audit committee. We have determined that Mr. Li-Lan Cheng, Mr. Chen Chen and Mr. Xuefeng Chen satisfy the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A- under the Exchange Act. We have determined that Mr. Li-Lan Cheng qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Li-Lan Cheng, Mr. Chen Chen and Mr. Xuefeng Chen. Mr. Li-Lan Cheng is the chairman of our compensation committee. We have determined that Mr. Li-Lan Cheng, Mr. Chen Chen and Mr. Xuefeng Chen satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Li-Lan Cheng, Mr. Chen Chen and Mr. Xuefeng Chen. Mr. Li-Lan Cheng is the chairman of our nominating and corporate governance committee. We have determined that Mr. Li-Lan Cheng, Mr. Chen Chen and Mr. Xuefeng Chen satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Enforceability of Civil Liabilities

Our business operations are primarily conducted in mainland China, and substantially all of our assets are located in mainland China. All of our directors and executive officers are located in mainland China as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principal that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our PRC legal counsel, Han Kun Law Offices, has advised us that there is uncertainty as to whether the courts of mainland China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

D.	Employees

As of December 31, 2023, we had a total of 425 employees. We had a total of 655 employees and 493 employees as of December 31, 2021 and 2022, respectively. The following table gives breakdowns of our employees as of December 31, 2023 by function:

Function	As of December 31, 2023
Procurement	144
Operations, including customer service	50
Technology	98
Sales and Marketing	61
General and Administrative	72
Total	425

We outsource provision of member services to third-party service companies and they select, hire, train and compensate service managers at our request. Most of the service managers are our members. Service managers enter into contracts with third-party service companies and are not our employees. As of December 31, 2023, our members were served by more than 117,000 service managers. We currently work with three third-party service companies and enter into agreements with them on an annual basis. These third-party service companies select service managers based on the standards we provide in our agreements. We have the right to supervise the performance of the service managers and may request third-party service companies to replace service managers who do not meet our standards. We pay training fees to third-party service companies based on the number of members managed by these service companies through service managers that provide training and support to our members. We pay member management fees to third-party service companies for their product sales facilitation services. The service companies compensate the service managers based on the length of work hours and other performance criteria.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 1,966,378,532 ordinary shares as of February 29, 2024, including (i) 1,016,418,532 Class A ordinary shares (excluding the company’s repurchase of 192,412,690 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans); and (ii) 949,960,000 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power***
Directors and Executive Officers**:
Shanglue Xiao(1)	15,000,000	949,960,000	964,960,000	48.7	90.3
Dan Li(2)	—	—	—	—	—
Li-Lan Cheng(3)	*	—	*	*	*
Chen Chen(4)	—	—	—	—	—
Xuefeng Chen(5)	—	—	—	—	—
Yeqing Cui	*	—	*	*	*
All Directors and Executive Officers as a Group	15,345,000	949,960,000	965,305,000	48.7	90.3
Principal Shareholders:
Lanlan Ltd.(6)	—	949,960,000	949,960,000	48.3	90.3
CPYD Singapore Pte. Ltd.(7)	215,800,000	—	215,800,000	11.0	2.1
Fasturn Overseas Limited(8)	146,202,400	—	146,202,400	7.4	1.4
Acceleration S Limited(9)	110,803,324	—	110,803,324	5.6	1.1
Trustbridge Partners IV, LP(10)	107,250,000	—	107,250,000	5.5	1.0

*	Less than 1% of our total outstanding shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is 15/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou 310000, Zhejiang Province, People’s Republic of China.

***	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (i) 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company and (ii) 15,000,000 Class A ordinary shares issuable to Mr. Shanglue Xiao upon vesting of restricted share units within 60 days after February 29, 2024. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Ms. Dan Li is 3/F, Vstone Building, 1 Yan’an Dong Road, Huangpu District, Shanghai, China.

(3)	The business address of Mr. Li-Lan Cheng is 11/F Floor, Yinlin Building, No. 788 Guangzhong Road, Shanghai, China.

(4)	The business address of Mr. Chen Chen is 12th Floor, Building 6, No. 433 Songhu Road, Yangpu District, Shanghai, China.

(5)	The business address of Mr. Xuefeng Chen is 2-3F, 23rd Floor, Building B, Wisdom Plaza, No. 4068 Qiaoxiang Road, Nanshan District, Shenzhen, China.

(6)	Represents 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(7)	Represents (i) 115,800,000 Class A ordinary shares and (ii) 1,000,000 ADSs, representing 100,000,000 Class A ordinary shares held by CPYD Singapore Pte. Ltd., a Singapore exempted private company limited by share. The registered address of CPYD Singapore Pte. Ltd. is Marker Icon, 1 Temasek Avenue, #20-01 Millennia Tower, Singapore 039192. CPYD Singapore Pte. Ltd. is beneficially owned and controlled by Mr. David Hand. CPYD Singapore Pte. Ltd. is a fund managed by Crescent Point.

(8)	Represents (i) 126,820,000 Class A ordinary shares and (ii) 193,824 ADSs, representing 19,382,400 Class A ordinary shares, held by Fasturn Overseas Limited, a BVI business company. Information regarding beneficial ownership is reported as of December 31, 2023, based on the information contained in the Schedule 13G/A filed by Fasturn Overseas Limited with the SEC on February 5, 2024. Fasturn Overseas Limited is wholly owned by Mr. Yuan Chen. The registered address of Fasturn Overseas Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(9)	Represents 110,803,324 Class A ordinary shares held by Acceleration S Limited, a BVI business company. Acceleration S Limited is ultimately controlled by Mr. Shangzhi Wu. The registered address of Acceleration S Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(10)	Represents (i) 94,350,000 Class A ordinary shares and (ii) 129,000 ADSs, representing 12,900,000 Class A ordinary shares, held by Trustbridge Partners IV, LP a Cayman Islands limited partnership. Information regarding beneficial ownership is reported as of December 31, 2023, based on the information contained in the Schedule 13G/A filed by TB Alternative Assets Ltd with the SEC on February 5, 2024. Trustbridge Partners IV, LP is controlled by TB Alternative Assets Ltd, an investment adviser organized under the Cayman Islands and registered under Section 203 of the Investment Advisors Act of 1940. TB Alternative Assets Ltd acts as the investment adviser of Trustbridge Partners IV LP. The registered address of Trustbridge Partners IV, LP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

To our knowledge, as of February 29, 2024, 731,057,880 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.”

Transactions with Our Founder’s Related Entity

Transactions with Small Ye Group, or Small Ye. Small Ye is under control of Mr. Shanglue Xiao, our chairman and chief executive officer. In 2021, 2022 and 2023, we didn’t purchase any products from Small Ye. As of December 31, 2021, 2022 and 2023, we had RMB0.7 million, RMB0.7 million and RMB0.7 million, respectively, due to Small Ye, representing the payments due to Small Ye for products purchased from Small Ye.

Transactions with Our Equity Investees

Transaction with Beijing Siwei Technology and Culture Co., Ltd., or Beijing Siwei. Beijing Siwei is our equity investee and our supplier. In 2021, 2022 and 2023, we purchased products from Beijing Siwei in the amount of RMB2.4 million, nil and nil, respectively. As of December 31, 2021, 2022 and 2023, we had RMB0.1 million, nil and nil, respectively, due to Beijing Siwei, representing the payments due to Beijing Siwei for products purchased from Beijing Siwei.

Transaction with Guangdong Weixin Technology Co Ltd., or Guangdong Weixin. Guangdong Weixin is our equity investee and our supplier. In 2021, 2022 and 2023, we purchased products from Guangdong Weixin in the amount of RMB14.5 million, RMB32 thousand and nil, respectively. As of December 31, 2021, 2022 and 2023, we had RMB5.4 million, RMB5.4 million and RMB0.1 million, respectively, due to Guangdong Weixin, representing the payments and deposits due to Guangdong Weixin for products purchased from Guangdong Weixin.

Transaction with Guangzhou Misili Personal care Co., Ltd., or Guangzhou Misili. Guangzhou Misili is our equity investee and our supplier. In 2021, 2022 and 2023, we purchased products from Guangzhou Misili in the amount of RMB1.1 million, nil and RMB0.3 million, respectively. As of December 31, 2021, 2022 and 2023, we had RMB0.1 million, RMB0.1 million and RMB0.1 million, respectively, due to Guangzhou Misili, representing the payments and deposits due to Guangzhou Misili for products purchased from Guangzhou Misili.

Transaction with Hainan Yunding Supply Chain Management Co., Ltd, or Hainan Yunding. Hainan Yunding is our equity investee and our supplier. In 2021, 2022 and 2023, we purchased products from Hainan Yunding in the amount of RMB0.9 million, nil and nil, respectively.

Transaction with Hangzhou Bixin Biology Technology Co., Ltd., or Hangzhou Bixin. Hangzhou Bixin is our equity investee and our supplier. In 2021, 2022 and 2023, we purchased products from Hangzhou Bixin in the amount of RMB7.6 million, RMB3.3 million and RMB1.9 million, respectively. As of December 31, 2021, 2022 and 2023, we had RMB1.2 million, RMB0.4 million and RMB1.1 million, respectively, due to Hangzhou Bixin, representing the payments and deposits due to Hangzhou Bixin for products purchased from Hangzhou Bixin. In 2021, 2022 and 2023, we provided marketplace service to Hangzhou Bixin in the amount of RMB2.3 million, RMB1.2 million and RMB1.1 million, respectively. In 2021, 2022 and 2023, we provided other services to Hangzhou Bixin in the amount of nil, nil and RMB0.2 million, respectively.

Transaction with Hangzhou Huaji Brand Marketing Management Co., Ltd, or Hangzhou Huaji. Hangzhou Huaji was our equity investee and our related-party supplier. The investment in Hangzhou Huaji was disposed by us in 2022. In 2021, 2022 and 2023, we purchased products from Hangzhou Huaji in the amount of RMB 4.3 million, nil and nil, respectively.

Transaction with Hangzhou Tianshi Technology Co. Ltd., or Tianshi. Tianshi was our equity investee and our related-party supplier. The investment in Tianshi was disposed by us in 2023. In 2021, 2022 and 2023, we purchased products from Tianshi in the amount of RMB11.3 million, RMB2.7 million and nil, respectively. As of December 31, 2021, 2022 and 2023, we had RMB1.0 million, RMB0.9 million and nil, respectively, due to Tianshi, representing the payments due to Tianshi for products purchased from Tianshi. In 2021, 2022 and 2023, we provided other services to Tianshi in the amount of nil, RMB0.1 million and nil, respectively.

Transaction with Hangzhou Yuncheng Brand Management Co., Ltd, or Hangzhou Yuncheng. Hangzhou Yuncheng wasour equity investee and our related-party supplier. The investment in Hangzhou Yuncheng was disposed by us in 2022. In 2021, 2022 and 2023, we purchased products from Hangzhou Yuncheng in the amount of RMB13.1 million, nil and nil, respectively. In 2021, 2022 and 2023, we provided marketplace service to Hangzhou Yuncheng in the amount of RMB3.3 million, nil and nil, respectively. In 2021, 2022 and 2023, we provided other services to Hangzhou Yuncheng in the amount of RMB0.2 million, nil and nil, respectively.

Transaction with Huzhou Boyun E-commerce Co., Ltd, or Huzhou Boyun. Huzhou Boyun was our equity investee and our related-party supplier. The investment in Huzhou Boyun was disposed by us in 2022. In 2021, 2022 and 2023, we purchased products from Huzhou Boyun in the amount of RMB0.8 million, nil and nil, respectively. As of December 31, 2021, 2022 and 2023, we had RMB0.4 million, nil and nil, respectively, due to Huzhou Boyun.

Transaction with Shanxi Yunnong Supply Chain Management Co., Ltd., or Shanxi Yunnong. Shanxi Yunnong is our equity investee and our supplier. In 2021, 2022 and 2023, we purchased products from Shanxi Yunnong in the amount of RMB4.3 million, nil and RMB1.3 million, respectively. As of December 31, 2021, 2022 and 2023, we had RMB1.2 million, RMB0.7 million and RMB0.4 million, respectively, due to Shanxi Yunnong, representing the payments and deposits due to Shanxi Yunnong for products purchased from Shanxi Yunnong.

Transaction with Zhejiang Jimi E-commerce Co., Ltd, or Zhejiang Jimi. Zhejiang Jimi is our equity investee and our supplier. As of December 31, 2021, 2022 and 2023, we had nil, RMB0.1 million and RMB1.1 million, respectively, due from Zhejiang Jimi, representing the advance payments due from Zhejiang Jimi for products purchased from Zhejiang Jimi. As of December 31, 2021, 2022 and 2023, we had RMB0.8 million, RMB0.1 million and RMB0.1 million, respectively, due to Zhejiang Jimi, representing the payments due to Zhejiang Jimi for products purchased from Zhejiang Jimi. In 2021, 2022 and 2023, we purchased products from Zhejiang Jimi in the amount of RMB17.5 million, RMB7.6 million and RMB16.4 million, respectively. In 2021, 2022 and 2023, we provided marketplace service to Zhejiang Jimi in the amount of RMB5.6 million, RMB1.7 million and RMB1.5 million, respectively. In 2021, 2022 and 2023, we provided other services to Zhejiang Jimi in the amount of RMB0.3 million, RMB0.1 million and RMB0.1 million, respectively.

Transaction with Zhejiang Jibi Technology Co., Ltd., or Zhejiang Jibi. Zhejiang Jibi is our equity investee and our supplier. As of December 31, 2021, 2022 and 2023, we had RMB0.7 million, RMB0.6 million and RMB0.8 million, respectively, due to Zhejiang Jibi, representing the payments due to Zhejiang Jibi for products purchased from Zhejiang Jibi.

Transaction with Hangzhou Xingsheng Brand Marketing Management Co., Ltd., or Xingsheng. Xingsheng was our equity investee and our related-party supplier. The investment in Xingsheng was disposed by us in 2023. In 2021, 2022 and 2023, we purchased products from Xingsheng in the amount of RMB11.8 million, RMB7.4 million and nil, respectively. As of December 31, 2021, 2022 and 2023, we had RMB1.5 million, RMB1.2 million and nil, respectively, due to Xingsheng, representing the payments due to Xingsheng for products purchased from Xingsheng. In 2021, 2022 and 2023, we provided other services to Xingsheng in the amount of nil, RMB0.6 million and nil, respectively.

We believe the terms of the transactions with Beijing Siwei, Guangdong Weixin, Guangzhou Misili, Hainan Yunding, Hangzhou Bixin, Hangzhou Huaji, Tianshi, Hangzhou Yuncheng, Huzhou Boyun, Shanxi Yunnong, Zhejiang Jimi, Zhejiang Jibi and Xingsheng are comparable to those with third-party suppliers.

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

Starting in November 2019, we and certain of our officers and directors and others were named as defendants in putative securities class actions captioned In Re Yunji Inc., Securities Litigation, No. 1:19-cv-06403-LDH (U.S. District Court for the Eastern District of New York, Amended Complaint filed March 19, 2020), or the Federal Court Action, Axel Lindholm v. Yunji Inc. et al., Case No. 21635/2020E (Bronx County Supreme Court of the State of New York, filed on January 31, 2020), or the Lindholm Case, Christopher Guilford v. Yunji, et al., Case No. 23095/2020E (Bronx County Supreme Court of the State of New York, filed on March 3, 2020), or the Guilford Case, and Stephanie Ng v. Yunji, et al., Case No. 24906/2020E (Bronx County Supreme Court of the State of New York, filed on May 29, 2020), or the Ng Case. The actions alleged that defendants made misstatements and omissions in connection with our initial public offering in May 2019 in violation of the Securities Act of 1933. On March 31, 2021, the Court granted our motion to dismiss the Federal Court Action. In November 2021, Plaintiffs in the Lindholm Case, the Guilford Case, and the Ng Case voluntarily discontinued their actions, and all four of the above-described securities class actions are now considered closed.

As of the date of this annual report, we, as one of the five co-defendants, were involved in an on-going legal proceeding that arose in the ordinary course of business, or the Case. The plaintiff sought monetary damages jointly and severally from all co-defendants. As of the date of this annual report, the Case is still under the appeal trial process and subject to final judgment by the Guangzhou Intermediate People’s Court, and the amount involved is approximately RMB23.1 million. Based on the currently available information, management believes that the claims by the plaintiff have no merit and we have valid defence and will defend vigorously in the Case. Accordingly, we have not made accrual for the Case yet.

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

The ADSs have been listed on Nasdaq since May 3, 2019. The ADSs trade under the symbol “YJ.” On June 20, 2023, we effected an ADS ratio change to adjust our ordinary share to ADS from one ADS representing 10 Class A ordinary shares to one ADS representing 100 Class A ordinary shares. On October 5, 2023, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer meet the Nasdaq minimum bid price requirement. Nasdaq has granted us a grace period until September 30, 2024 to regain compliance with the minimum bid price requirement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.”

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Liquidation. On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The announcement provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs and holds the ADSs or ordinary shares as “capital assets”(generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income or any state, local and non-U.S. tax considerations relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended.

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

Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we have the ability to direct their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we are considered the primary beneficiary of these entities and consolidate their results of operations in our consolidated U.S. GAAP financial statements for accounting purposes and include their assets and income in calculations for purposes of the tests described above. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, it may increase the likelihood that we will be classified as a PFIC for a given taxable year.

Based upon our income and assets (which generally includes any unbooked goodwill), as well as the market price of our ADSs, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2023. Depending upon the composition of our income and assets and the market price of our ADSs and ordinary shares during the current and subsequent taxable years, we could continue to be classified as a PFIC for such years; however, PFIC status is a factual determination made annually that is not generally determinable until the close of each taxable year. Furthermore, even if the composition of our assets and income were to change such that we did not believe we were a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us becoming classified as a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years, and U.S. Holders of our ADSs or ordinary shares should be willing to assume the risks of investing in a PFIC.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and in the absence of certain elections will continue to apply in future years even if we cease to be a PFIC.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2023, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules generally apply.

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

Dividends received by individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” if certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treat, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For this purpose, ADSs listed on the Nasdaq Capital Market will generally be considered to be readily tradable on an established securities market in the United States, although there can be no assurances that the ADS will continue to be so listed. Although the law in this regard is not entirely clear, since we do not expect our ordinary shares will be listed on any securities market, we do not believe that ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2023.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, should be eligible for the reduced rates of taxation described in the preceding paragraph (assuming that the other requirements discussed above were to be met, including with respect to our PFIC status). U.S. Holders should to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC income taxes paid or withheld on dividends that are non-refundable under the United States-PRC income tax treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss and will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Nevertheless, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. Pursuant to the United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or does not elect to apply it, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, will be treated as marketable stock if our ADSs are listed on the Nasdaq Capital Market. If the Nasdaq Capital Market delists our ADSs, the ADSs will not be treated as marketable stock for the purposes of the mark-to-market election. If our ADSs continue to be listed on the Nasdaq Capital Market, we anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Market Risks

Foreign Exchange Risk

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

As of December 31, 2023, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB227.6 million, U.S. dollar-denominated cash, cash equivalents and restricted cash of US$44.8 million. Assuming we had converted RMB227.6 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our U.S. dollar-denominated cash, cash equivalents and restricted cash would have been US$76.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash, cash equivalents and restricted cash would have been US$73.9 million instead. Assuming we had converted US$44.8 million into RMB at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB545.7 million. If the RMB had depreciated by 10% against the U.S. dollar, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB577.5 million instead.

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

Fees and Charges the ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service		Fees
●	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

●	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

●	Distribution of cash dividends	Up to US$0.05 per ADS held

●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

●	Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

●	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e. upon deposit and withdrawal of ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e. when ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2023, we did not receive any reimbursement from the depositary.

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

Not applicable.

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

Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a non-accelerated filer, as defined under Rule 12b-2 of the Exchange Act, we are not subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified material weaknesses and deficiencies or might issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

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

	For the Year Ended December 31,
	2022	2023
	(in thousands of RMB)
Audit fees(1)	8,680	7,100
Tax fees(2)	612	300
All other fees	—	—

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fee” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

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

As of December 31, 2023, we had repurchased a total of approximately 0.5 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us.

	Total Number of ADSs Purchased	Average Price Paid Per ADS ($)	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan ($)
Period
January 2023	261,123	6.11	1,652,561	4,225,384
February 2023	274,942	5.44	1,927,503	2,731,066
Total	536,065	5.76	1,927,503	2,731,066

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires we hold annual general meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2023. We may, however, hold annual shareholders meetings in the future. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance requirements.”

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J.	INSIDER TRADING POLICIES

Not applicable.

Item 16K.	Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally, a robust incident response program and regular cybersecurity awareness training for employees. Besides, we engage third-party service providers to assess our internal cybersecurity programs and compliance with applicable practices and standards. Our IT department work closely with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with them. Our information security department regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The nominating and corporate governance committee of our board of directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The nominating and corporate governance committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, on the management level, we have established a cybersecurity committee, which is consisted of four top executives and chaired by our cybersecurity officer, who has experience in dealing with confidentiality-related cybersecurity issues. Our cybersecurity committee is responsible for overseeing the process of assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our cybersecurity committee reports to our nominating and corporate governance committee on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F. If a cybersecurity incident occurs, our cybersecurity committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our cybersecurity committee will promptly report the investigation and assessment results to our nominating and corporate governance committee and our disclosure committee. If such disclosure is determined to be necessary, our cybersecurity committee shall promptly prepare disclosure material for review and approval by our nominating and corporate governance committee or board of directors, as appropriate, before it is disseminated to the public.

PART III.

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Yunji Inc. are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))
2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 4, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
2.5*	Description of Securities
4.1	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the F-1 filed on March 21, 2019 (File No. 333-230424))
4.4*	English translation of the executed form of Proxy Agreement and Power of Attorney by and among a VIE, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Proxy Agreements and Powers of Attorney adopting the same form in respect of each of the VIEs
4.5*	English translation of the executed form of Equity Pledge Agreement by and among a VIE, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Pledge Agreements adopting the same form in respect of each of the VIEs
4.6*	English translation of the executed form of Exclusive Service Agreement by and between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Service Agreements adopting the same form in respect of each of the VIEs
4.7*	English translation of the executed form of Exclusive Option Agreement by and among a VIE, its shareholders and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Exclusive Option Agreements adopting the same form in respect of each of the VIEs
4.8*	English translation of Loan Agreement among Mr. Shanglue Xiao, Mr. Shangce Xiao and the WFOE of the Registrant, dated March 15, 2023

Exhibit Number	Description of Document
4.9	English translation of Commodity Premises Subscription Form and two supplementary agreements to the Commodity Premises Subscription Form between a subsidiary of the Registrant, Zhejiang Fengji Technology Co., Ltd., and Hangzhou Shimao Ruiying Real Estate Co., Ltd., dated June 28, 2021 (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 26, 2022 (File No. 001-38877))
8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the F-1 filed on March 21, 2019 (File No. 333-230424))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yunji Inc.

By:	/s/ Shanglue Xiao
Name:	Shanglue Xiao
Title:	Founder, Chairman, and Chief Executive Officer

Date: April 25, 2024

YUNJI INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yunji Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yunji Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Allowance for credit losses – factoring receivables and receivables from the distribution sales

As described in Notes 2 and 5 to the consolidated financial statements, the Company’s balances of factoring receivables and receivables from the distribution sales were RMB29,147 thousand and RMB62,576 thousand, respectively, as of December 31, 2023. The allowance for credit losses for these balances made up the majority of the allowance for credit losses for accounts receivable of RMB35,159 thousand as of December 31, 2023. Management determined the allowance for credit losses for factoring receivables on a collective (pooled) basis that share similar risk characteristics. The assumptions considered when determining the allowance for credit losses for factoring receivables include probability of default (“PD”) and loss given default (“LGD”), adjusted for forward-looking macroeconomic conditions. Management determined the allowance for credit losses for receivables from the distribution sales on an individual basis, using the non-performing loan ratio (“NPLR”) of commercial banks by industry, adjusted for forward-looking macroeconomic conditions.

Report of Independent Registered Public Accounting Firm (Cont’d)

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for factoring receivables and receivables from the distribution sales is a critical audit matter are (i) the significant judgement and estimation by management in determining PD, LGD, NPLR, as applicable for the relevant allowance, and the forward-looking macroeconomic conditions, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating the audit evidence obtained, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses for factoring receivables and receivables from the distribution sales. These procedures also included, among others, (i) testing management’s process for estimating the allowance for credit losses, (ii) evaluating the appropriateness of the models and methodologies used in management’s credit loss estimates, (iii) evaluating the reasonableness of certain assumptions, including PD, LGD and NPLR as applicable for the relevant allowance, (iv) evaluating the reasonableness of the forward-looking macroeconomic conditions used in the models, and (v) testing the completeness, accuracy and relevance of data used in the estimation process. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the methodologies and mathematical accuracy of the calculations, the reasonableness of the PD, LGD, NPLR, as applicable, and the forward-looking macroeconomic conditions.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 25, 2024

We have served as the Company’s auditor since 2018.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	414,634	517,542	72,894
Restricted cash	42,109	27,169	3,827
Short-term investments	212,003	7,195	1,013
Accounts receivable, net (Allowance for credit losses of RMB 16,762 and RMB 35,159, respectively)	94,111	64,312	9,058
Advance to suppliers	32,738	14,058	1,980
Inventories, net	54,651	42,716	6,016
Amounts due from related parties	202	1,361	192
Prepaid expenses and other current assets (Allowance for credit losses of RMB 14,510 and RMB 13,017, respectively)	362,065	134,247	18,908

Total current assets	1,212,513	808,600	113,888

Non-current assets:
Property, equipment and software, net	168,928	175,451	24,712
Long-term investments	414,325	364,159	51,291
Deferred tax assets	-	-	-
Operating lease right of use assets, net	231	16,507	2,325
Other non-current assets (Allowance for credit losses of RMB 2,091 and RMB 22,213, respectively)	96,414	189,067	26,630

Total non-current assets	679,898	745,184	104,958

Total assets	1,892,411	1,553,784	218,846

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2022	2023
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB 399,285 and RMB 250,879 as of December 31, 2022 and 2023, respectively)
Accounts payable	138,903	96,782	13,631
Deferred revenue	21,748	9,412	1,326
Incentive payables to members	207,331	124,889	17,590
Member management fees payable	11,087	4,373	616
Other payable and accrued liabilities	145,527	109,200	15,381
Amounts due to related parties	10,608	3,535	498
Operating lease liabilities, current	1,162	3,376	476
Total current liabilities	536,366	351,567	49,518

Non-current liabilities

Operating lease liabilities, non-current	145	11,122	1,566
Deferred tax liabilities	-	-	-
Total non-current liabilities	145	11,122	1,566

Total liabilities	536,511	362,689	51,084

Commitments and contingencies (Note 27)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2022	2023
	RMB	RMB	US$

Shareholders’ equity

Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2022 and 2023; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2022 and 2023; 1,068,437,352 and 1,016,418,532 Class A ordinary shares and 949,960,000 and 949,960,000 Class B ordinary shares outstanding as of December 31, 2022 and 2023, respectively)	70	70	10
Additional paid-in capital	7,333,144	7,328,680	1,032,223
Statutory reserve	16,078	16,254	2,289
Accumulated other comprehensive income	63,113	85,291	12,013
Less: Treasury stock (140,393,870 and 192,412,690 shares as of December 31, 2022 and 2023, respectively)	(98,709)	(116,108)	(16,353)
Accumulated deficit	(5,958,666)	(6,123,971)	(862,543)

Total Yunji Inc. shareholders’ equity	1,355,030	1,190,216	167,639

Non-controlling interests	870	879	123
Total shareholders’ equity	1,355,900	1,191,095	167,762

Total liabilities and shareholders’ equity	1,892,411	1,553,784	218,846

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2021	2022	2023
	RMB	RMB	RMB	US$

Revenues:
Sales of merchandise, net	1,798,882	965,796	500,651	70,515
Marketplace revenue	321,844	170,561	130,188	18,337
Other revenues	34,635	17,757	9,370	1,320
Total revenues	2,155,361	1,154,114	640,209	90,172

Operating cost and expenses:
Cost of revenues	(1,343,386)	(651,578)	(332,774)	(46,870)
Fulfilment	(202,026)	(160,680)	(107,472)	(15,137)
Sales and marketing	(296,049)	(214,783)	(121,039)	(17,048)
Technology and content	(124,854)	(81,382)	(53,490)	(7,534)
General and administrative	(226,110)	(145,857)	(120,951)	(17,036)
Total operating cost and expenses	(2,192,425)	(1,254,280)	(735,726)	(103,625)
Other operating income	54,416	21,599	14,898	2,098
Income/(loss) from operations	17,352	(78,567)	(80,619)	(11,355)

Financial income/(expense), net	80,061	(14,356)	(60,226)	(8,483)
Foreign exchange loss, net	(1,300)	(15,697)	(6,743)	(950)
Other non-operating income/(loss), net	112,909	2,072	(2,405)	(339)

Income/(loss) before income tax expense, and equity in income of affiliates, net of tax	209,022	(106,548)	(149,993)	(21,127)
Income tax expense	(60,501)	(24,791)	(7,851)	(1,106)
Equity in loss of affiliates, net of tax	(16,237)	(7,051)	(7,276)	(1,025)
Net income/(loss)	132,284	(138,390)	(165,120)	(23,258)

Less: net income/(loss) attributable to non- controlling interests shareholders	318	(217)	9	1
Net income/(loss) attributable to YUNJI INC.	131,966	(138,173)	(165,129)	(23,259)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2021	2022	2023
	RMB	RMB	RMB	US$

Net income/(loss)	132,284	(138,390)	(165,120)	(23,258)
Other comprehensive (loss)/income
Foreign currency translation adjustment	(25,116)	78,777	22,178	3,124
Total comprehensive income/(loss)	107,168	(59,613)	(142,942)	(20,134)

Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	318	(217)	9	1
Total comprehensive income/(loss) attributable to YUNJI INC.	106,850	(59,396)	(142,951)	(20,135)

Net income/(loss) attributable to ordinary shareholders	131,966	(138,173)	(165,129)	(23,259)
Weighted average number of ordinary shares used in computing net income/(loss) per share
- Basic	2,139,963,573	2,088,319,721	1,971,108,505	1,971,108,505
- Diluted	2,147,205,590	2,088,319,721	1,971,108,505	1,971,108,505

Net income/(loss) per share attributable to ordinary shareholders
- Basic	0.06	(0.07)	(0.08)	(0.01)
- Diluted	0.06	(0.07)	(0.08)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional		Accumulated other		Total Yunji Inc.	Non-	Total
	Number of Shares issued	Amount	Number of Shares	Amount	paid-in capital	Statutory reserve	comprehensive income/(loss)	Accumulated deficit	shareholders’ equity	controlling interest	shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2021	2,158,791,222	70	(25,525,810)	(85,202)	7,327,148	12,624	9,452	(5,952,085)	1,312,007	2,861	1,314,868
Net income	-	-	-	-	-	-	-	131,966	131,966	318	132,284
Foreign currency translation adjustments	-	-	-	-	-	-	(25,116)	-	(25,116)	-	(25,116)
Appropriation to statutory reserves	-	-	-	-	-	1,395	-	(1,395)	-	-	-
Repurchasing common stock (Note 21)	-	-	(387,500)	(220)	-	-	-	-	(220)	-	(220)
Issuance of ordinary shares due to the exercise of share option (Note 23)	-	-	748,730	2,124	(1,644)	-	-	-	480	-	480
Issuance of restricted shares (Note 23)	-	-	12,908,750	39,070	(39,070)	-	-	-	-	-	-
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	-	208	208
Acquisition of additional shares in subsidiaries from non-controlling interest shareholders	-	-	-	-	-	-	-	-	-	(1,198)	(1,198)
Share based compensation	-	-	-	-	55,910	-	-	-	55,910	-	55,910
Disposal of a subsidiary	-	-	-	-	-	-	-	2,869	2,869	(1,309)	1,560
Dividend to non-controlling interest shareholders	-	-	-	-	-	-	-	-	-	(261)	(261)
Balance as of December 31, 2021	2,158,791,222	70	(12,255,830)	(44,228)	7,342,344	14,019	(15,664)	(5,818,645)	1,477,896	619	1,478,515

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional		Accumulated other		Total Yunji Inc.	Non-	Total
	Number of Shares issued	Amount	Number of Shares	Amount	paid-in capital	Statutory reserve	comprehensive (loss)/income	Accumulated deficit	shareholders’ equity	controlling interest	shareholders’ equity
	RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2022	2,158,791,222	70	(12,255,830)	(44,228)	7,342,344	14,019	(15,664)	(5,818,645)	1,477,896	619	1,478,515
Net loss	-	-	-	-	-	-	-	(138,173)	(138,173)	(217)	(138,390)
Foreign currency translation adjustments	-	-	-	-	-	-	78,777	-	78,777	-	78,777
Appropriation to statutory reserves	-	-	-	-	-	2,059	-	(2,059)	-	-	-
Repurchasing common stock (Note 21)	-	-	(139,237,930)	(95,436)	-	-	-	-	(95,436)	-	(95,436)
Issuance of ordinary shares due to the exercise of share option (Note 23)	-	-	773,640	2,903	(2,390)	-	-	-	513	-	513
Issuance of restricted shares (Note 23)	-	-	10,326,250	38,052	(38,052)	-	-	-	-	-	-
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	-	197	197
Conversion of liabilities to NCI of subsidiaries to capital	-	-	-	-	-	-	-	-	-	1,577	1,577
Acquisition of additional shares in subsidiaries from non-controlling interest shareholders	-	-	-	-	1,099	-	-	-	1,099	(1,099)	-
Share based compensation	-	-	-	-	30,150	-	-	-	30,150	-	30,150
Disposal of subsidiaries	-	-	-	-	(7)	-	-	211	204	(207)	(3)
Balance as of December 31, 2022	2,158,791,222	70	(140,393,870)	(98,709)	7,333,144	16,078	63,113	(5,958,666)	1,355,030	870	1,355,900

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional		Accumulated other		Total Yunji Inc.	Non-	Total
	Number of Shares issued	Amount	Number of Shares	Amount	paid-in capital	Statutory reserve	comprehensive income	Accumulated deficit	shareholders’ equity	controlling interest	shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2023	2,158,791,222	70	(140,393,870)	(98,709)	7,333,144	16,078	63,113	(5,958,666)	1,355,030	870	1,355,900
Net loss	-	-	-	-	-	-	-	(165,129)	(165,129)	9	(165,120)
Foreign currency translation adjustments	-	-	-	-	-	-	22,178	-	22,178	-	22,178
Appropriation to statutory reserves	-	-	-	-	-	176		(176)	-	-	-
Repurchasing common stock (Note 21)	-	-	(53,606,770)	(20,978)	-	-	-	-	(20,978)	-	(20,978)
Issuance of restricted shares (Note 23)	-	-	1,587,950	3,579	(3,579)	-	-	-	-	-	-
Share based compensation	-	-	-	-	(885)	-	-	-	(885)	-	(885)
Balance as of December 31, 2023	2,158,791,222	70	(192,412,690)	(116,108)	7,328,680	16,254	85,291	(6,123,971)	1,190,216	879	1,191,095

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands)

	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	132,284	(138,390)	(165,120)	(23,258)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,985	7,718	6,545	922
Shared-based compensation	55,910	30,150	(885)	(125)
Loss/(gain) from disposal of property, equipment and software	667	(143)	(350)	(49)
Equity in loss of affiliates	16,237	7,051	7,276	1,025
Changes in fair value for equity securities	(59,690)	35,198	80,923	11,398
Inventory write-downs	25,696	4,792	9,270	1,306
Foreign exchange loss/(income)	6,701	(15,582)	8,313	1,172
Amortization of right of use assets	3,908	2,774	1,742	245
Change in estimate of refund payable to members	(2,617)	(1,282)	-	-
(Gain)/loss on disposal of long-term investments and subsidiaries	(112,354)	1,792	23	3
Reverse stock splits expense	-	-	4,356	614
Allowance for credit losses	24,045	21,233	37,098	5,225
Deferred income tax	42,698	14,925	-	-

Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable	39,516	(20,886)	(39,363)	(5,544)
Decrease in inventories	25,036	25,057	2,665	375
Decrease in advance to suppliers	39,005	26,699	18,683	2,631
Decrease in prepaid expenses and other current assets	47,602	95,158	32,464	4,572
(Increase)/decrease in other non-current assets	(1,592)	(1,373)	932	131
Decrease/(increase) in amounts due from related parties	2,574	739	(1,159)	(163)
Decrease in accounts payable	(212,735)	(108,003)	(42,121)	(5,933)
Decrease in incentive payables to members	(46,558)	(58,281)	(82,442)	(11,612)
Decrease in member management fees payable	(30,271)	(4,483)	(6,714)	(946)
Increase/(decrease) in deferred revenue	54,884	(84,004)	(12,335)	(1,737)
Decrease in amount due to related parties	(7,359)	(5,022)	(7,073)	(996)
Decrease in other payable and accrued liabilities	(85,563)	(52,659)	(40,989)	(5,772)
Net cash used in operating activities	(25,991)	(216,822)	(188,261)	(26,516)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands)

	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of property, equipment and software	(86,983)	(92,256)	(12,407)	(1,747)
Proceeds from disposal of property, equipment and software	2,383	976	640	90
Cash paid for short term investments	(377,756)	(465,242)	(7,159)	(1,008)
Cash received from maturity of short-term investments	126,598	651,402	214,374	30,194
Cash paid for factorings services	(194,070)	(73,322)	-	-
Cash received from factorings services	169,000	102,409	50,694	7,140
Cash paid for loans provided to third parties	(159,200)	(1,000)	-	-
Cash received from repayment of loans provided to third parties	65,023	25,790	83,439	11,752
Cash received from disposal of long-term investments	135,864	2,009	3,481	490
Impact to cash resulting from deconsolidation of subsidiaries	4,123	1,545	1,743	245
Cash paid for long-term investments	(198,777)	(60,000)	(40,770)	(5,742)
Cash dividends received from long-term investments	-	254	-	-
Net cash (used in)/generated from investing activities	(513,795)	92,565	294,035	41,414

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands)

	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Net proceeds from exercise of share options	1,008	684	-	-
Cash paid for repurchase of common stocks	(220)	(95,436)	(20,978)	(2,954)
Cash paid for reverse stock splits expense	-	-	(4,356)	(614)
Cash paid to non-controlling shareholders for acquisition of equity shares in subsidiaries	(1,198)	-	-	-
Cash dividend paid to a non-controlling shareholder	(261)	-	-	-
Capital injection from non-controlling shareholders	208	197	-	-
Net cash used in financing activities	(463)	(94,555)	(25,334)	(3,568)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(19,763)	45,823	7,528	1,060
Net (decrease)/increase in cash, cash equivalents and restricted cash	(560,012)	(172,989)	87,968	12,390
Cash, cash equivalents and restricted cash at beginning of the year	1,189,744	629,732	456,743	64,331
Cash, cash equivalents and restricted cash at the end of the year	629,732	456,743	544,711	76,721
Supplemental disclosure of cash flow information
Cash paid for income tax	7,979	20,868	4,128	581
Supplemental schedule of non-cash investing and financing activities
Net settlement between factoring receivables and payables	33,182	3,441	-	-

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Cash and cash equivalents	567,204	414,634	517,542	72,894
Restricted cash (Note 2.9)	62,528	42,109	27,169	3,827
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	629,732	456,743	544,711	76,721

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

As of December 31, 2023, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

Yunji Holding Limited	Hong Kong	December 20, 2017	100%	Investment holding
Zhejiang Youji Supply Chain Management Co., Ltd.	Hangzhou	November 30, 2016	100%	Procurement
Zhejiang Jiyuan Network Technology Co., Ltd.	Hangzhou	August 14, 2018	100%	Sales of merchandise
Hangzhou Jichuang Network Technology Co., Ltd.	Hangzhou	May 23, 2016	100%	Investment holding
Yunji Hongkong Limited	Hong Kong	August 25, 2015	100%	Sales of merchandise
Hangzhou Yunchuang Sharing Network Technology Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Desking technology (HK) Co., Limited	Hong Kong	July 26, 2016	100%	Investment holding and Financing solution
Jironghuishang Commercial Factoring (Tianjin) Co., Ltd.	Tianjin	October 16, 2018	100%	Financing solution
Zhejiang Yunxuan Supply Chain Management Co., Ltd.	Hangzhou	August 9, 2018	100%	Procurement
Yunji Sharing Technology Co., Ltd. (“Yunji Sharing”)	Hangzhou	March 5, 2018	100%	Investment holding

Starting from the fourth quarter of 2023, Yunji Sharing, which was originally a VIE, was acquired by the Company and became a subsidiary of the Company.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(b) History of the Group and Basis of Presentation (continued)

As of December 31, 2023, the Company’s principal consolidated VIEs and VIE’s subsidiaries are as follows:

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

Starting from the third quarter of 2020, Jichuang Taihong, which was originally a subsidiary of the Company, became a subsidiary of the Company’s consolidated VIEs as a result of equity transactions within the Group.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(c) Consolidated variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its Apps and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company or onshore nominees of the Company (“Nominee Shareholders”). The Company obtained operational control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements cannot be unilaterally terminated by the Nominee Shareholders or the PRC domestic companies. Management concluded that these PRC domestic companies are VIEs. As a result of these contractual arrangements, the Company’s wholly-owned subsidiaries have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performances and are entitled to substantially all of the economic benefits from the VIEs and are obligated to absorb all of the VIEs’ expected losses. Therefore, the Company has determined that it is the ultimate primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and has consolidated the VIEs’ results of operations, assets and liabilities in the Group’s consolidated financial statements for all the periods presented. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the WFOE are further described below.

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

Equity Interest Pledge Agreements

Pursuant to the relevant equity interest pledge agreements, the Nominee Shareholders of the VIEs have pledged 100% equity interests in relevant VIEs to the WFOE to guarantee performance by the Nominee Shareholders of their obligations under the exclusive option agreements, the proxy agreement and power of attorney and the loan agreements, as well as the performance by the VIEs of their obligations under the exclusive option agreements and the exclusive service agreements. All of the equity interest pledge agreements shall remain valid until the pledges are released. In the event of a breach by the VIEs or any of their Nominee Shareholders of contractual obligations under the exclusive option agreements, the proxy agreement and power of attorney, the exclusive service agreements, the loan agreements and the equity interest pledge agreements, as the case may be, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the relevant VIE and will have priority in receiving the proceeds from such disposal. The Nominee Shareholders of the VIEs also covenant that, without the prior written consent of the WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity pledge registrations of Yunji Preferred and Hangzhou Chuanchou with the relevant office of the State Administration for Market Regulation were completed.

Spousal Consent Letters

Pursuant to the Spousal Consent Letters, each Nominee Shareholder (except for Mr. Wenwei Shu, the shareholder of Hangzhou Chuanchou, who has no spouse yet), who is a natural person, and his or her spouse unconditionally and irrevocably agreed that the equity interests in the VIEs held by such Nominee Shareholder will be disposed of pursuant to the equity interest pledge agreements, the exclusive option agreements, the loan agreement and the proxy agreement and power of attorney. Each of their spouses agreed not to assert any rights over the equity interests in the VIEs held by their respective spouses. In addition, in the event that any spouse obtains any equity interests in any VIE held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d) Risks in relations to the VIE structure (continued)

	As of December 31,
	2022	2023
	RMB	RMB

Cash and cash equivalents	114,265	20,176
Restricted cash	42,109	27,169
Accounts receivable, net	23,683	60,608
Advance to suppliers	5,434	1,774
Inventories, net	2,635	2,491
Amounts due from the Group companies (1)	719,655	530,998
Amounts due from related parties	46	407
Prepaid expense and other current assets	81,307	58,441
Property, equipment and software, net	4,546	2,430
Long-term investments	214,450	206,152
Other non-current assets	6,417	5,485
Total assets	1,214,547	916,131

Accounts payable	71,007	48,198
Deferred revenue	16,398	6,836
Incentive payables to members	207,331	124,889
Members management fee payable	4,997	3,066
Other payable and accrued liabilities	91,469	65,587
Amounts due to the Group companies (2)	900,852	727,459
Amounts due to related parties	8,083	2,303
Total liabilities (3)	1,300,137	978,338

(1)	Amounts due from the Group companies primarily consisted of inter-company receivables for the sales of goods and the rendering of services made by the VIEs and their subsidiaries on behalf of other Group companies.

(2)	Amounts due to the Group companies primarily consisted of inter-company payables for the purchase of goods and services made by other Group companies on behalf of the VIEs and their subsidiaries.

(3)	Amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary is RMB 399,285 and RMB 250,879 as of December 31, 2022 and 2023, respectively

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d) Risks in relations to the VIE structure (continued)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Revenues:
Third-party revenues	513,299	349,259	316,382
Intra-Group revenues	501,168	229,562	91,657
Total revenues	1,014,467	578,821	408,039
Operating cost and expenses:
Third-party operating cost and expenses	(906,559)	(478,245)	(272,602)
Intra-Group operating cost and expenses	(118,456)	(178,573)	(142,717)
Total operating cost and expenses	(1,025,015)	(656,818)	(415,319)
Net income/(loss)	164,950	(75,329)	(7,276)

Net cash provided by transactions with external parties	539,673	651,432	215,227
Net cash used in transactions with intra-Group entities	(497,190)	(698,690)	(453,916)
Net cash generated by/(used in) operating activities	42,483	(47,258)	(238,689)

Net cash provided by transactions with external parties	8,102	5,216	9,028
Net cash (used in)/generated by transactions with intra-Group entities	(180,000)	60,000	118,831
Net cash (used in)/generated by investing activities	(171,898)	65,216	127,859

Net cash (used in)/provided by transactions with external parties	(1,198)	197	-
Net cash provided by transactions with intra-Group entities	-	4,250	1,500
Net cash (used in)/generated by financing activities	(1,198)	4,447	1,500
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(383)	1,127	301
Net (decrease)/increase in cash, cash equivalents and restricted cash	(130,996)	23,532	(109,029)
Cash, cash equivalents and restricted cash at beginning of year	263,838	132,842	156,374
Cash, cash equivalents and restricted cash at end of year	132,842	156,374	47,345

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d) Risks in relations to the VIE structure (continued)

Under the contractual arrangements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no restriction requiring that any asset of the consolidated VIEs and VIEs’ subsidiaries can only be used to settle obligations of the respective VIEs and VIEs’ subsidiaries except for paid-in capital of VIEs and VIEs’ subsidiaries amounting to RMB 33,797 and nil as of December 31, 2022 and 2023, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to any assets of the WFOE or the Company for the debt settlement purpose. In the event that the shareholders of the VIEs breach the terms of the contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, the Company may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs.

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

2.3 Non-controlling interests

For the Company’s consolidated subsidiaries, VIEs and VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s Consolidated Balance Sheets and have been separately disclosed in the Group’s Consolidated Statements of Comprehensive Income/(Loss) to distinguish the interests from that of the Company.

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

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Comprehensive Income/(Loss). Total exchange loss were RMB 1,300, RMB 15,697 and RMB 6,743 for the years ended December 31, 2021, 2022 and 2023, respectively.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive (loss)/income as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive (loss)/income were a loss of RMB 25,116, a gain of RMB 78,777 and a gain of RMB 22,178 for the years ended December 31, 2021, 2022 and 2023, respectively.

2.6 Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Income/(Loss) and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.0999, representing the index rates stipulated by the federal reserve board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

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

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, other receivables, equity securities with readily determinable fair values included in long-term investments, accounts payable, amounts due to related parties, accruals and other liabilities. As of December 31, 2022 and 2023, except for short-term investments and equity securities with readily determinable fair values included in long-term investments, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, other receivables, trade payables, amounts due to related parties, accruals and other liabilities are approximated to their fair values due to the short-term maturity of these instruments. The Group reports short-term investments at fair value and discloses the fair value of these investments based on level 2 measurement, reports equity securities with readily determinable fair values included in long-term investments at fair value based on level 1 measurement, and for those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in Consolidated Statements of Comprehensive Income/(Loss), whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements (Note 9).

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

2.10 Short-term investments

Short-term investments are comprised of i) time deposits placed with banks with original maturities longer than three months but less than one year, ii) wealth management products issued by PRC banks or other financial institutions, which contains fixed or variable interest with original maturities within one year, and iii) debt securities for trading. The time deposits and wealth management products are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturities. These investments are stated at fair value. Changes in the fair value are reflected in financial income/(expense), net in the Consolidation Statements of Comprehensive Income/(Loss).

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11 Accounts receivable, net

Accounts receivables, net mainly represent amounts due from customers, including the funds extended by the Group to qualified customers, including the merchants, through its factoring arrangements (the “factoring receivables”) and are recorded net of allowance for credit losses. As of December 31, 2022 and 2023, the balance of the factoring receivables was RMB 80,484 and RMB 29,147, respectively (Note 5).

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

The following table summarized the details of the Company’s allowance for credit losses:

	2021	2022	2023

Balance at beginning of year	13,089	12,504	33,363
Allowance for credit losses	24,045	21,233	37,098
Write-offs	(24,630)	(374)	(72)
Balance at end of year	12,504	33,363	70,389

2.13 Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of RMB 25,696, RMB 4,792 and RMB 9,270 are recorded in cost of revenues in the Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2021, 2022 and 2023, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.14 Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follow:

Category	Estimated useful lives
Building	20 - 40 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets
Electronic equipment	3 years
Furniture	3 years
Software	3 years
Vehicles	3 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. The Group recognized the gain or loss on the disposal of property, equipment and software in the Consolidated Statements of Comprehensive Income/(Loss).

Construction in progress represents direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use.

2.15 Long-term investments

The Group’s investments include equity method investments, equity securities with readily determinable fair values and equity securities accounted for under measurement alternative.

Investments in entities in which the Company does not control, but can exercise significant influence, are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures. Under the equity method, the Company initially records its investments at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings as well as distributions received after the date of investment.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in equity in income of affiliates, net of tax in the Consolidated Statements of Comprehensive Income/(Loss). The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.15 Long-term investments (continued)

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded in financial income/(expense), net through the Consolidated Statements of Comprehensive Income/(Loss).

For equity investments which the Company cannot exercise significant influence and does not have a readily determinable fair value, the Company has elected to apply the measurement alternative and recorded these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC topic 321, Investments– Equity Securities. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

2.16 Impairment of long-lived assets

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

2.17 Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers”, for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those goods or services.

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

2.17 Revenue recognition (continued)

Revenue recognition policies for each type of revenue steam are as follows:

Sales of merchandise

The Group primarily sells merchandise through its Yunji App. The Group presents the revenue generated from its sales of merchandise on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Group also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators. The cash collected from the sales of merchandise is initially recorded in deferred revenue in the Consolidated Balance Sheets and subsequently recognized as revenue when the receipt of merchandise is confirmed by the customers, which is the point that the control of the merchandise is transferred to the customer. For products sold through independent distributors (the “distribution sales”), control is transferred upon acceptance, based on the contract terms. The revenue is recorded net of value-added tax, discounts, coupons, incentives and return allowances. Return allowances are estimated based on historical experiences and updated at the end of each reporting period.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17 Revenue recognition (continued)

Remaining performance obligations

The remaining performance obligations associated with the Group’s sale of merchandise represents the cash collected upfront from the customers for their purchase of merchandise on Yunji App, but the underlying merchandise has not yet been received by the customers, which is included in the presentation of deferred revenue (Note 12). As of December 31, 2022 and 2023, the remaining performance obligation for sales of merchandise were RMB 18,106 and RMB 6,063, respectively, which are expected to be recognized as revenue when the receipt of merchandise is confirmed by the customers.

The remaining performance obligations associated with the Group’s marketplace revenue represents the portion of commissions included in the payment collected from the users for their purchase of merchandise on Yunji App on behalf of the merchants, but the underlying merchandise has not yet been received by the users, which is included in the presentation of deferred revenue (Note 12). As of December 31, 2022 and 2023, the remaining performance obligation for marketplace revenue was RMB 2,596 and RMB 3,144, which are expected to be recognized as revenue when the transactions are completed.

Other businesses

The Group offers loans to qualified customers, including the merchants, and charges an interest based on the principal through factoring arrangements. The Group extends loans to merchants for their expected orders in addition to the loans to the same merchants who factored their accounts receivable generated from their transactions completed on Yunji App with recourse. The Group also extends loans to unrelated customers who factored their accounts receivable derived from their own business with recourse. The Group records factoring receivables, which is included in accounts receivable, when the cash is advanced to its customers (Note 2.11). The interests are recognized over the term of loans, normally one year or less. From cash flow perspective, when the Group has legal rights to net settle the factoring receivables from merchants with its payable to merchants, the Group settles such factoring receivables with the payables to the same merchant respectively, as per agreement between the two parties.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.18 Users incentive programs

The Group provides incentives to those referring members by paying a cash refund upon a successful merchandise referral (“Referral Incentives”); and those members for their self-purchase (“Self-purchase Incentives”). These unpaid balances recorded in incentive payables to members are maintained collectively in the members’ Yunji App accounts and can be withdraw in cash upon the members’ requests. For years ended December 31, 2021, 2022 and 2023, the long-aged balances of incentive payables to members of nil, RMB 48,709 and RMB 69,545, respectively, were derecognized when the Company’s payable obligations alongside extinguished, and revenue was recognized accordingly.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25 Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were RMB 273,773, RMB 228,685 and RMB 163,324 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

For operating lease with a term of one year or less, the Group has elected to not recognize a lease liability or lease right of use asset on its Consolidated Balance Sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its Consolidated Statements of Comprehensive Income/(Loss). The Group has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as single lease component.

2.27 Government grant

Government grants are recognized as Other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the Consolidated Statements of Comprehensive Income/(Loss) upon receipts and all conditions attached to the grants are fulfilled.

2.28 Income tax

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Comprehensive Income/(Loss) in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.28 Income tax (continued)

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

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

For the years ended December 31, 2021, 2022 and 2023, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB 1,395, RMB 2,059 and RMB 176 respectively.

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

2.32 Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period, if applicable.

Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and deemed dividend and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, restricted share units and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

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

2.34 Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company currently does not expect the adoption of this standard will have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires that all public entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) disclose the year-to-date amount of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. CONCENTRATION AND RISKS

3.1 Concentration of credit risk

Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents, restricted cash, and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. As of December 31, 2021, 2022 and 2023, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considers to be of high credit quality based on their credit ratings. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.

3.2 Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group in any of the periods presented.

Customers contributed more than 10% of total revenues are as below:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Customer A	—	17%	24%

3.3 Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 2.3%, 9.24% and 1.70% for the years ended December 31, 2021, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. SHORT-TERM INVESTMENT

	As of December 31,
	2022	2023
	RMB	RMB

Debt security for trading (1)	-	7,195
Time deposits	142,357	-
Wealth management products (2)	69,646	-
Total short-term investment	212,003	7,195

(1)	In October 2023, the Group acquired a debt security at a cash consideration of US$ 1 million (approximately equivalent to RMB 7.16 million). For the year ended December 31, 2023, the Group recorded fair value gains on this investment of RMB 31 in financial income/(expense), net (Note 19).

(2)	The Group’s wealth management products mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased or revolving terms. For the years ended December 31, 2021, 2022 and 2023, the weighted average return of the wealth management products were 5.2%, 2.04% and 3.91%, respectively.

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2022	2023
	RMB	RMB

Receivables from the distribution sales	23,018	62,576
Factoring receivables	80,484	29,147
Receivables from merchants under marketplace business	4,590	6,613
Receivables from sales channels on other platforms	1,699	894
Receivables from other revenue	1,082	241
Less: allowance for credit losses	(16,762)	(35,159)
Total accounts receivable, net	94,111	64,312

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB

Loan receivables (1)
-Secured	139,292	49,697
-Unsecured	130,022	31,200
VAT-input deductible	25,708	25,328
Receivables from third-party payment settlement platform (2)	34,179	17,745
Deposits	13,917	5,489
Receivables from disposal of a subsidiary (3)	1,964	2,927
Others	31,493	14,878
Less: allowance for credit losses	(14,510)	(13,017)
Total prepaid expenses and other current assets, net	362,065	134,247

(1)	Loan receivables represent the principal and interest to be collected on loans provided by the Group to third-party companies.

As of December 31, 2023, there were two unsecured loans provided to two companies. One loan with principal amount of RMB 31,200 has an interest rate of 8% per annum. The Group recorded RMB 10,000, which was the portion due after twelve months, in the other non-current assets (Note 10). The other loan with principal amount of RMB 60,000 has an annual interest rate of 4.35%. The Group recorded RMB 50,000, which was the portion due after twelve months, in the other non-current assets (Note 10).

As of December 31, 2023, the secured loan receivable balance with principal of US$ 15 million (equivalent to RMB 106,241) was provided by the Group to a third-party company. The loan was secured by a certain amount of gold bullion provided by the third-party company. Stipulated by the loan agreement, the remaining principal of US$ 7 million (equivalent to RMB 49,579) and US$ 8 million (equivalent to RMB 56,662) will be collected by the Group in 2024 and 2025, respectively. The Group recorded the amount due in 2025 in other non-current assets (Note 10). As of December 31, 2023, the interest receivables of the secured loan was RMB 118.

As of December 31, 2022, the secured and unsecured loans include six loans to six third-party companies. Four out of these six loans with aggregated principal amount of US$ 20 million (equivalent to RMB 139,292) and RMB 78,000 were renewed in 2022. Another loan of principal amount of RMB 50,000, four-year term starting from December 2019, and with a lump sum interest rate of 20% would be due for repayment within one year. The remaining loan was the one to a customer with total principal amount of RMB 1,000.

(2)	Receivables from third-party payment settlement platform represent amount due from the third-party on-line payment service providers in relation to their processing of payments to the Group.

(3)	In the fourth quarter of 2020, the Group disposed of a subsidiary, Wuhan Yunteng Logistics Co., Ltd. (“Wuhan Yunteng”), to a third party for a total cash consideration of RMB 26,676, with a loss of RMB 1 million recorded in other non-operating income/(loss), net. Based on the agreement reached in 2022, the third party and the Group agreed on the payment schedule of disposal consideration. As of December 31, 2023, an amount of RMB 2,224 will be collected within one year and the remaining balance of RMB 11,133 will be collected after one year and was recorded in other non-current assets (Note 10).

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. INVENTORIES, NET

	As of December 31,
	2022	2023
	RMB	RMB

Merchandise and packing materials	60,043	50,061
Less: inventory write-downs	(5,392)	(7,345)
Total inventories, net	54,651	42,716

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB

Buildings (1)	-	171,582
Leasehold improvement	32,340	29,681
Electronic equipment	16,471	15,489
Software	7,092	6,728
Furniture	3,728	5,687
Construction in progress (1)	163,696	1,418
Vehicles	690	631
Subtotal	224,017	231,216
Less: accumulated depreciation (2)	(55,089)	(55,765)

Total property, equipment and software, net	168,928	175,451

(1)	In June 2021, the Group entered into a purchase agreement with a third-party company to purchase an office building. The Group paid 50% of the total amount with consideration of RMB 81,125 in 2021 and paid the remaining 50% in amount of RMB 80,732 in 2022. In June 2022, the new office building has been delivered by the third-party company to the Group and all prepayment except for the value added tax of the office building were recorded as construction in progress upon delivery in 2022. In April 2023, the office building has been put into use with estimated useful life of 40 years.

(2)	Depreciation expenses were RMB 15,985, RMB 7,718 and RMB 6,545 for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment charges were recorded for the years ended December 31, 2021, 2022 and 2023.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB

Equity method investments (a)	72,111	105,528
Equity securities accounted for under measurement alternative (b)	227,371	220,981
Equity securities with readily determinable fair values (c)	114,843	37,650
Total long-term investments	414,325	364,159

Major investments made by the Company during the years ended December 31, 2021, 2022 and 2023 are summarized as follows:

(a)	Equity method investments

The Group’s equity method investments are investments in limited partnership funds as a limited partner and in limited liability companies. In 2022, total cash consideration of RMB 50,000 and US$ 1 million (equivalent to RMB 6,367) were invested to certain funds. In 2023, additional consideration of RMB 30,000 and US$ 1.5 million (equivalent to RMB 10,770) were invested to the funds. As of December 31, 2022 and 2023, the carrying amount of investments in limited partnership funds are RMB 55,442 and RMB 96,904, respectively. Investments in limited liability companies are individually immaterial for the periods presented. The Group’s proportionate share of equity investee’s net loss or earnings for the years ended December 31, 2022 and 2023 were recorded in equity in loss of affiliates, net of tax.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. LONG-TERM INVESTMENTS (CONTINUED)

(b)	Equity securities accounted for under measurement alternative

The investments accounted for under measurement alternative mainly represent the Group’s equity investment over which the Group is not able to exercise significant influence in the form of ordinary shares of the investee and investment in a limited partnership fund as a limited partner with so minor interest.

i) Change from equity method investment to equity securities accounted for under measurement alternative

The Group previously accounted for the investment in the investee A using equity method. In 2021, Yunji disposed of the investment in investee A with a gain of RMB 110.5 million recorded in other non-operating income/(loss), net (Note 18), and injected the same amount of consideration into the parent holding company of investee A (“the Enlarged A Group”). Yunji’s share of equity interest was 2.26% without board seat. Since Yunji lost significant influence, the Company recorded the new investment in the Enlarged A Group under measurement alternative.

In November 2021, with a new series of external financing of the enlarged A Group, the Company remeasured its investment to fair market value and recorded the unrealized changes in fair value with a gain of RMB 79,541 in financial income/(loss), net in the Consolidation Statements of Comprehensive Income/(Loss) based on the new investors’ purchase price.

In July 2022, with a new series of external financing of the investee B, the Company remeasured its investment to fair market value and recorded the unrealized changes in fair value with a gain of RMB 6,475 in financial income/(expense), net in the Consolidation Statements of Comprehensive Income/(Loss) based on the new investors’ purchase price.

ii) Investment in the limited partnership fund

The initial investment in the limited partnership fund was RMB 20,000 as of December 31, 2022, and during the year ended December 31, 2023 RMB 248 was withdrawn from this fund.

iii) Impairment of equity securities accounted for under measurement alternative

As of December 31, 2022 and 2023, there were RMB 5,700 and RMB 9,427 impairment on these investments, primarily due to business deterioration as a result of macroeconomic changes.

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

As of December 31, 2022 and 2023, based on the market price, the Group re-measured the investments at a fair value of RMB 114,843 and RMB 37,650, respectively, and recorded the unrealized changes in fair value with a loss of RMB 32,902 and a loss of RMB 78,739 in financial income/(expense), net, in the Consolidation Statements of Comprehensive Income/(Loss) for years ended December 31, 2022 and 2023, respectively.

10. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB

Long-term loan receivables (Note 6)
- Unsecured	-	60,000
- Secured	-	56,662
Long-term receivables from disposal of a subsidiary (Note 6)	13,137	11,133
Prepayment of commercial properties (1)	78,000	78,000
Others	7,368	5,485
Less: allowance for doubtful accounts	(2,091)	(22,213)
Total other non-current assets	96,414	189,067

(1)	In 2020, the Group purchased commercial properties from a third party and paid the full amount in advance with consideration of US$ 11.25 million (equivalent RMB 78,000). As of December 31, 2023, the properties are under construction and expected to be handed over to the Group during the first half year of 2025.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. ACCOUNTS PAYABLE

	As of December 31,
	2022	2023
	RMB	RMB

Merchandise purchase payables	87,489	61,004
Warehouse and logistic fees payables	1,311	3,074
Payable to merchants (1)	50,103	32,704
Total accounts payable	138,903	96,782

(1)	Payable to merchants represents the unpaid balances to the merchants of cash collected by the Group on behalf of the merchants for products sold on Yunji App when the Group is viewed as the agent in the sales arrangement.

12. DEFERRED REVENUE

	As of December 31,
	2022	2023
	RMB	RMB

Deferred merchandise revenue	18,106	6,063
Deferred marketplace revenue	2,596	3,144
Deferred other revenue	1,046	205
Total deferred revenue	21,748	9,412

The revenue recognized in the years ended December 31, 2021, 2022 and 2023 that was included in deferred revenue as of the beginning of each respective period were RMB 50,951, RMB 105,752 and RMB 21,748, respectively.

13. INCENTIVE PAYABLES TO MEMBERS

	As of December 31,
	2022	2023
	RMB	RMB

Incentive payables to members	207,331	124,889

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. MEMBER MANAGEMENT FEES PAYABLE

	As of December 31,
	2022	2023
	RMB	RMB

Member management fees payable	11,087	4,373

The Group engages third party vendors to provide management service in the member’s community, including organizing product launch events, collecting members or Yunji App users’ feedbacks, etc. Member management fees payable represents the Group’s unpaid balance of such service fees to the third party vendors. For the years ended December 31, 2021, 2022 and 2023, member management fees were RMB 174,798, RMB 101,984 and RMB 57,373, presented in sales and marketing expenses in the Consolidation Statements of Comprehensive Income/(Loss).

15. OPERATING LEASE

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining terms of one year to five years with no variable lease costs.

Operating lease costs were RMB 2,774 and RMB 1,742 for the years ended December 31, 2022 and 2023.

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB

Cash paid for amounts included in the measurement of lease liabilities	4,184	5,332
Right-of-use assets obtained in exchange for operating lease liabilities	-	18,106

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2022	2023
	RMB	RMB

Right-of-use assets	231	16,507

Operating lease liabilities - current	1,162	3,376
Operating lease liabilities - non-current	145	11,122
Total lease liabilities	1,307	14,498

Weighted average remaining lease term	1.18	4.50
Weighted average discount rate	4.75%	4.75%

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. OPERATING LEASE (CONTINUED)

Maturities of lease liabilities are as follows:

As of December 31, 2023
RMB

2024	4,018
2025	4,018
2026	4,018
2027	4,018
Total operating lease payments	16,072
Less: imputed interest	(1,574)
Total operating lease	14,498

16. OTHER PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB

Merchants deposits (1)	42,452	31,369
Supplier deposits (2)	32,997	25,538
Salaries and welfare payable	28,735	18,141
Taxes payable	15,531	14,555
Accrued marketing and other operational expenses	12,682	7,336
Accrued professional fees	10,165	6,782
Others	2,965	5,479
Total other payable and accrued liabilities	145,527	109,200

(1)	The deposit obtained from the merchants is to ensure implementation of Yunji App’s platform policy and good product quality to be sold by the merchants on Yunji App under the Group’s marketplace business model. The deposit can be withdrawn immediately after the merchants terminate its online shop on Yunji App.

(2)	The deposit obtained from the suppliers is to ensure inventory level ready for the Group to purchase and good product quality under the Group’s sales of merchandise business model.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. OTHER OPERATING INCOME

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

VAT-in super deduction and other tax returns (1)	2,323	2,369	518
Government grants (2)	48,180	15,110	13,123
Others	3,913	4,120	1,257
Total other operating income	54,416	21,599	14,898

(1)	From 2019, in accordance with “the Announcement on Relevant Policies for Deepening the Value-added Tax Reform” and relevant government policies announced by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs of China, one China VIE of the Company, as a consumer service company, is allowed to enjoy additional 10% VAT-in deduction for any services or products it purchased (“VAT-in super deduction”) from April 1, 2019 to December 31, 2023. The VAT-in super deduction is considered as operating given that all VAT-in were derived from the purchases for that VIE’s daily operations in nature, and therefore is presented in other operating income in the Consolidation Statements of Comprehensive Income/(Loss).

(2)	Government grants mainly represent cash subsidies received from PRC local governments for companies operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. These cash subsidies were not subject to meeting any specific future conditions.

18. OTHER NON-OPERATING INCOME/(LOSS), NET

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

Gain/(loss) on disposal of long-term investments and subsidiaries, net (Note 9)	112,354	(1,792)	(23)
Others	555	3,864	(2,382)
Total other non-operating income/(loss), net	112,909	2,072	(2,405)

19. FINANCIAL INCOME/(EXPENSE), NET

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

Interest income	15,947	1,606	13,429
Interest expense	(4,181)	(2,462)	(631)
Gains/(loss) from fair value changes of equity securities investments, net (Note 9)	59,690	(28,326)	(80,923)
Bank charges	(529)	(276)	(161)
Others	9,134	15,102	8,060
Total financial income/(expense), net	80,061	(14,356)	(60,226)

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

As of December 31, 2022 and 2023, the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. Accordingly, no deferred income tax liabilities on withholding tax were provided as of December 31, 2022 and 2023.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. TAXATION (CONTINUED)

(b) Income tax (continued)

Composition of income tax

The components of income/(loss) before tax are as follow:

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

Income/(loss) before tax
Income/(loss) from PRC entities	244,163	(113,848)	(83,575)
(Loss)/income from overseas entities	(35,141)	7,300	(66,418)
Total Income/(loss) before tax	209,022	(106,548)	(149,993)

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

Current income tax expense	17,803	9,866	7,851
Deferred income tax expense	42,698	14,925	-
Total income tax expense	60,501	24,791	7,851

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023

PRC Statutory income tax rate	25%	25%	25%
Effect on tax rates in different tax jurisdiction	5%	-10%	-6%
The effect of change in the tax rate of subsidiaries	0%	4%	-1%
Non-deductible expenses	1%	-1%	-1%
Additional deduction for research and development expenditures	-6%	8%	5%
Share-based compensation	4%	-4%	0%
Non-taxable income	-2%	1%	1%
Permanent book-tax differences	4%	-3%	-4%
Change in valuation allowance (1)	-2%	-43%	-24%
Effective tax rates	29%	-23%	-5%

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. TAXATION (CONTINUED)

(b) Income tax (continued)

(1)	Included the impact of the valuation allowance decrease due to disposal of subsidiaries and tax losses forfeiture in 2023.

(c) Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2022	2023
	RMB	RMB

Deferred tax assets
Net accumulated losses-carry forward	130,370	140,351
Allowance for credit losses	7,717	18,570
Gain or loss from changes in fair values	1,142	12,841
Inventory write-downs	1,348	1,836
Deferred membership program revenue	31	-
Refund payable to members	6	-
Others	69	3,818
Less: valuation allowance	(140,189)	(173,529)
Total deferred tax assets	494	3,887

	As of December 31,
	2022	2023
	RMB	RMB

Deferred tax liabilities
Gain or loss from changes in fair values	-	156
Others	494	3,731
Total deferred tax liabilities	494	3,887

The Group offsets deferred tax assets and deferred tax liabilities relating to income taxes levied by the same tax authority on same tax payee, and presents the net amount of deferred tax assets and deferred tax liabilities on its consolidated balance sheets. The net deferred tax assets were both nil as of December 31, 2022 and 2023, respectively, and the net deferred tax liabilities were both nil as of December 31, 2022 and 2023, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. TAXATION (CONTINUED)

Movement of valuation allowance

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

Balance at beginning of the year	(156,150)	(96,489)	(140,189)
Changes of valuation allowance (1)	59,661	(43,700)	(33,340)
Balance at end of the year	(96,489)	(140,189)	(173,529)

(1)	Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination as of December 31, 2022 and 2023, the Group evaluates a variety of factors supporting the utilization of carry-forwards through a forecast of future taxable profits for each impacted entity within a specific tax jurisdiction, including: the Group’s entities’ operating history and forecast, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2022 and 2023, valuation allowances on a large part of deferred tax assets were provided because it was more likely than not that such portion of deferred tax will not be realized based on the Company’s estimate of future taxable incomes of all its subsidiaries.

As of December 31, 2023, net operating loss carry forwards from PRC entities will expire as follows:

RMB
2024	277,140
2025	162,394
2026	20,002
2027	145,181
2028 and onwards	140,444
745,161

As of December 31, 2023, the Group had tax losses carry forwards of approximately RMB 745,161 which mainly arose from its subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC. The tax losses carry forwards from PRC entities will expire during the period from 2024 to 2028 and onwards.

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

21. ORDINARY SHARES (CONTINUED)

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

From June 20, 2023, the Company changed its ADS ratio from each ADS representing 10 Class A ordinary shares to each ADS representing 100 Class A ordinary shares. The change in the ADS Ratio will have no impact on Yunji’s underlying Class A ordinary shares.

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

On January 1, 2022 and August 1, 2022, the Company granted 8,690,000 and 1,160,000 RSUs to its employees, respectively.

On February 1, 2023 and July 1, 2023, the Company granted 400,000 and 2,500,000 RSUs to its employees, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. SHARE-BASED COMPENSATION (CONTINUED)

(a) Options

The following table sets forth the stock options activity for the years ended December 31, 2021, 2022 and 2023:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$

Outstanding as of December 31, 2021	61,930,440	0.21	1.73	-

Granted	-	-
Forfeited	(64,980)	0.20
Exercised	(773,640)	0.09
Expired	-	-

Outstanding as of December 31, 2022	61,091,820	0.22	0.89	-

Granted	-
Forfeited	(173,870)	0.23
Exercised	-
Expired	(46,562,380)	0.09

Outstanding as of December 31, 2023	14,355,570	0.61	0.27	-
Vested and expected to vest as of December 31, 2023	14,355,570
Exercisable as of December 31, 2023	14,355,570

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2022: US$ 0.08, December 31, 2023: US$ 0.71).

The Group uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s options modified were as follow:

	2022	2023
Exercise price (US$)	N/A	N/A
Exercise multiple	N/A	N/A
Risk-free interest rate	N/A	N/A
Expected term (in years)	N/A	N/A
Expected dividend yield	N/A	N/A
Expected volatility	N/A	N/A
Expected forfeiture rate (post-vesting)	N/A	N/A
Fair value of the underlying shares on the date of options grants (US$)	N/A	N/A
Fair value of share option (US$)	N/A	N/A

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

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB 20,782, RMB 1,828 and share-based compensation benefit RMB 5,628 for share options granted under the 2017 Plan and the 2019 Plan in the Consolidated Statements of Comprehensive Income/(Loss) for the years ended 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, there was RMB 616 and RMB 1, respectively, in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 0.4 and 0.08 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.

(b) Restricted share units

A summary of activities of the service-based RSUs for the years ended December 31, 2021, 2022 and 2023 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$

Unvested at December 31, 2021	45,704,350	0.45

Granted	9,850,000	0.63
Vested	(10,326,250)
Forfeited	(20,306,000)

Unvested at December 31, 2022	24,922,100	0.45

Granted	2,900,000	0.02
Vested	(1,587,950)
Forfeited	(11,609,400)

Unvested at December 31, 2023	14,624,750	0.34

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

As of December 31, 2022 and 2023, 10,326,250 RSUs and 1,587,950 RSUs were vested.

For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized by the Group for the RSUs granted were RMB 35,128, RMB 28,322 and RMB 4,743, respectively.

As of December 31, 2022 and 2023, there was RMB 14,592 and RMB 3,489 in total unrecognized compensation expense, related to unvested RSUs, which is expected to be recognized over a weighted average period of 1.87 and 1.17 years, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. FAIR VALUE MEASUREMENTS

As of December 31, 2022 and 2023, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Time deposits	142,357	-	142,357	-
Wealth management products	69,646	-	69,646	-
Long-term investments
Equity securities with readily determinable fair value	114,843	114,843	-	-
Equity securities accounted for under measurement alternative	227,371	-	227,371	-
Total assets	554,217	114,843	439,374	-

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Debt securities for trading	7,195	-	7,195	-
Long-term investments
Equity securities with readily determinable fair value	37,650	37,650	-	-
Equity securities accounted for under measurement alternative	220,981	-	220,981	-
Total assets	265,826	37,650	228,176	-

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. FAIR VALUE MEASUREMENTS (CONTINUED)

Short-term investments

Short-term investment consists of wealth management products, time deposits and equity securities with readily determinable fair value, which are valued by the Group on a recurring basis. The Group values its short-term wealth management products investments held in certain banks using model-derived valuations based upon discounted cash flow, in which significant inputs, mainly including expected return, are observable or can be derived principally from, or corroborated by, observable market data, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The expected return of the financial products were determined based on the prevailing interest rates in the market.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. NET INCOME/(LOSS) PER SHARE

Basic and diluted net loss per share for each of the years/periods presented are calculated as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

Numerator:
Net income/(loss) attributable to YUNJI INC’s ordinary shareholders	131,966	(138,173)	(165,129)

Denominator:
Denominator for basic earnings per ordinary share
-Weighted average ordinary shares outstanding	2,139,963,573	2,088,319,721	1,971,108,505
Dilutive effect of share options	7,242,017	-	-

Denominator for diluted earnings per ordinary share	2,147,205,590	2,088,319,721	1,971,108,505

Net income/(loss) per share attributable to ordinary shareholders:
-Basic	0.06	(0.07)	(0.08)
-Diluted	0.06	(0.07)	(0.08)

Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

For the year ended December 31, 2019, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect. The effects of all outstanding share options and RSUs have also been excluded from the computation of diluted loss per share for the years ended December 31, 2022 and 2023 as their effects would be anti-dilutive. For the year ended December 31, 2021, the Company had potential ordinary shares, including non-vested restricted shares, and option granted which were included in the computation of diluted EPS in 2021. As the Group incurred losses for the years ended December 31, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2023:

Name of related parties	Relationship with the Group

Small Ye Group	Controlled by Mr. Xiao Shanglue, Founder and CEO of the Group
Hangzhou Tianshi Technology Co., Ltd. (“Tianshi”)*	An associate of the Group (incorporated in 2017)
Guangdong Weixin Technology Co., Ltd. (“Weixin”)	An associate of the Group (incorporated in 2018)
Hangzhou Bixin Biotechnology Co., Ltd. (“Bixin”)	An associate of the Group (incorporated in 2019)
Shanxi Yunnong Logistic Management Co., Ltd. (“Yunnong”)	An associate of the Group (incorporated in 2019)
Zhejiang Jimi E-commerce Co., Ltd. (“Jimi”)	An associate of the Group (incorporated in 2020)
Zhejiang Jibi Technology Co., Ltd. (“Jibi”)	An associate of the Group (incorporated in 2020)
Hangzhou Xingsheng Brand Marketing Management Co., Ltd. (“Xingsheng”)*	An associate of the Group (incorporated in 2020)
Hangzhou Yuncheng Brand Management Co., Ltd. (“Yuncheng”)*	An associate of the Group (incorporated in 2020)
Hangzhou Huaji Brand Marketing Management Co., Ltd. (“Huaji”)*	An associate of the Group (incorporated in 2020)

*	The investments in these associates were disposed by the Group in 2022 and 2023.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Group entered into agreements with aforementioned equity method classified investees as related party transactions, including purchase of merchandise from them and marketplace services provided to them. Details of related party balances and transactions as of December 31, 2021, 2022 and 2023 are as follows:

Advance to related parties and amounts due from related parties

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from related parties
Jimi	67	1,134
Others	135	227
Total	202	1,361

Amounts due to related parties

	As of December 31,
	2022	2023
	RMB	RMB

Bixin	376	1,132
Jibi	618	809
Small Ye Group	691	691
Yunnong	728	351
Jimi	125	125
Weixin	5,382	89
Xingsheng	1,209	-
Tianshi	884	-
Others	595	338
	10,608	3,535

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The terms of the agreements the Group entered into with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

Transactions with related parties

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

Purchase of merchandise

Jimi	17,519	7,572	16,353
Tianshi	11,256	2,722	2,793
Bixin	7,637	3,328	1,852
Yunnong	4,301	-	1,286
Weixin	14,508	32	-
Yuncheng	13,147	-	-
Xingsheng	11,768	7,384	-
Huaji	4,265	-	-
Others	7,714	472	312
	92,115	21,510	22,596

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Transactions with related parties (continued)

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

Marketplace service provided to related parties

Jimi	5,637	1,699	1,501
Bixin	2,322	1,234	1,075
Yuncheng	3,309	-	-
Others	815	172	80
	12,083	3,105	2,656

Other goods and services provided to related parties

Bixin		3	172
Jimi	313	131	56
Tianshi	-	114	45
Xingsheng	-	554	-
Yuncheng	208	-	-
Others	18	21	41
	539	823	314

27. COMMITMENTS AND CONTINGENCIES

(a) Operating commitments

As of December 31, 2023, the Company had outstanding operating commitments totaling RMB 580, which was the short-term lease payments.

(b) Capital commitments

As of December 31, 2023, the Company had outstanding capital commitments totaling RMB 13,210, which was the payment of building construction design and management.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Contingencies

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. As of December 31, 2022, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.

As of December 31, 2023, the Group, as one of the five co-defendants, was involved in a legal proceeding that arose in the ordinary course of business (the “Case”). The plaintiff sought monetary damages jointly and severally from all co-defendants. As of the date of this consolidated financial statements release, the Case is still under the appeal trial process and subject to final judgment by the Guangzhou Intermediate People’s Court. The amount is approximately RMB23.1 million. Management carried out the assessment of the financial impact of this Case and consulted its legal counsel. Based on the currently available information, management believes that the claims by the plaintiff have no merit and the Group has valid defence and will defend vigorously in the Case. Accordingly, the Group has not made accrual for the Case as of December 31, 2023.

28. SUBSEQUENT EVENTS

From December 31, 2023 to the date of publication of this report, there was no subsequent event which had a material impact on the Group.

29. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and consolidated VIE in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2021, 2022 and 2023, appropriations to the statutory reserve have been made by the Group, which was RMB 1,395, RMB 2,059 and RMB 176 respectively.

In addition, due to restrictions on the distribution of share capital from the Group’s subsidiaries and consolidated VIE in PRC and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ and consolidated VIEs’ net assets was RMB 639,397, or 54% of the Group’s total consolidated net assets as of December 31, 2023.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

30. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance sheets of the parent company

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	65,363	64,070
Short-term investment	70,125	7,195
Amounts due from the group companies	161,124	195,917
Prepaid expenses and other current assets	1,516	1,059
Total current assets	298,128	268,241

Non-current assets:
Long-term investments	39,817	39,500
Investment in subsidiaries and VIEs	1,020,937	883,681
Total non-current assets	1,060,754	923,181

Total assets	1,358,882	1,191,422

LIABILITIES AND EQUITY

Current liabilities
Other payables and accruals	3,852	1,206
Total liabilities	3,852	1,206

Shareholders’ equity

Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2022 and 2023; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2022 and 2023; 1,068,437,352 and 1,016,418,532 Class A ordinary shares and 949,960,000 and 949,960,000 Class B ordinary shares outstanding as of December 31, 2022 and 2023, respectively)	70	70
Additional paid-in capital	7,332,098	7,327,581
Accumulated other comprehensive income	91,498	116,171
Less: Treasury stock (140,393,870 and 192,412,690 shares as of December 31, 2022 and 2023, respectively)	(98,709)	(116,108)
Accumulated deficit	(5,969,927)	(6,137,498)
Total shareholders’ equity	1,355,030	1,190,216

Total liabilities and shareholders’ equity	1,358,882	1,191,422

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

30. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive income/(loss) of the parent company

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

Operation expense
Sales and marketing	(2,052)	-	-
General and administrative	(17,632)	(10,706)	(8,557)
Total operating expenses	(19,684)	(10,706)	(8,557)
Share of income/(loss) of subsidiaries and VIEs	167,444	(115,080)	(151,117)
Financial expense, net	(15,883)	(12,283)	(518)
Foreign exchange loss	(466)	(134)	-
Other non-operating income/(expense), net	555	30	(4,232)
Income/(loss) before income tax expense	131,966	(138,173)	(164,424)

Equity in loss of affiliates, net of tax	-	-	(705)
Net income/(loss)	131,966	(138,173)	(165,129)

Net income/(loss) attributable to ordinary shareholders	131,966	(138,173)	(165,129)

Net income/(loss)	131,966	(138,173)	(165,129)
Other comprehensive income
Foreign currency translation	35,433	134,143	24,673
Total comprehensive income/(loss)	167,399	(4,030)	(140,456)

Statements of cash flows of the parent company

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	RMB	RMB	RMB

Net cash used in operating activities	(23,226)	(9,075)	(8,557)
Net cash generated from investing activities	29,919	154,552	31,720
Net cash generated from/(used in) financing activities	788	(94,752)	(25,334)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,457)	5,960	878
Net increase/(decrease) in cash, cash equivalents and restricted cash	5,024	56,685	(1,293)
Cash, cash equivalents and restricted cash at beginning of the year	3,654	8,678	65,363
Cash, cash equivalents and restricted cash at end of the year	8,678	65,363	64,070

