Form 20-F
period 2024-12-31
Yunji Inc.
filed 2025-04-24
CIK 1759614

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

18/F, South Building

Hipark Phase 2, Xiaoshan District

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive offices)

Yeqing Cui, Senior Financial Director

56/F, Building A, Gate of Wisdom,

Binjiang District, Hangzhou,

Zhejiang, 310000

People’s Republic of China

Telephone: 86-0571-82653857

Email: cuiyq@yunjiglobal.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing four hundred Class A ordinary shares Class A ordinary shares, par value US$0.000005 per share* * Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.	YJ	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were 1,970,216,032 ordinary shares outstanding, par value US$0.000005 per share, being the sum of 1,020,256,032 Class A ordinary shares (excluding treasury shares), par value US$0.000005 per share and 949,960,000 Class B ordinary shares, par value US$0.000005 per share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts which may evidence the ADSs;

●	“ADSs” are to the American depositary shares, each of which represents four hundred Class A ordinary shares;

●	“Average spending per buyer” in a given period is calculated by dividing total GMV in that period by the number of buyers in the same period;

●	“buyer” in a given period are to a user who places at least one order on our platform during such period, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.000005 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.000005 per share;

●	“GMV” are to the total value of all orders for merchandise placed in our merchandise business and marketplace business, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. GMV includes the value from orders placed on our mobile apps as well as orders placed on third-party mobile apps and websites that are fulfilled by us, by our third-party merchants, or by our third-party business partners. Our revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Our revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure;

●	“Jishang Preferred” are to Zhejiang Jishang Preferred E-Commerce Co., Ltd.;

●	“member” are to an individual who registers an account on our flagship Yunji app or mini program and satisfies certain requirements;

●	“mini program” or “mini programs” are to services run on third-party platforms, such as WeChat, that provide functions similar to those of standalone mobile applications;

●	“ordinary shares” are to our ordinary shares, par value US$0.000005 per share;

●	“our WFOE” or “WFOE” are to Hangzhou Yunchuang Sharing Network Technology Co., Ltd. or Yunchuang Sharing;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SPUs” are to standard product units offered on our platform. The number of SPUs does not represent the number of distinct products offered on our platform. We assign the same SPU to the same type of product without distinguishing product specifics such as colors and sizes;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“users” are to individuals who access our platform through our mobile apps or sharing interfaces, including our members;

●	“VIE” are to Zhejiang Yunji Preferred E-Commerce Co., Ltd., or Yunji Preferred, the variable interest entity, and, as the context requires, Hangzhou Chuanchou Network Technology Co., Ltd. and Yunji Sharing Technology Co., Ltd., the former variable interest entities;

●	“Yunji,” “we,” “us,” “our company,” “our” and “Group” are to Yunji Inc., our Cayman Islands holding company and its subsidiaries. Yunji Inc. is a holding company with no operations of its own. Our PRC subsidiaries and the VIE conduct operations in China, and the VIE is consolidated for accounting purposes in accordance with U.S. GAAP only but are not entities in which we have any equity interest. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries and the VIE; and

●	“Zhejiang Jiyuan” are to Zhejiang Jiyuan Network Technology Co., Ltd.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of the end of December 31, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Our Holding Company Structure and Contractual Arrangements with the VIE

Yunji Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our business in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services, audio and video services and certain other businesses. Accordingly, we operate these businesses in China through the VIE, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to direct the business operations of the VIE. Revenues contributed by the VIE(s) accounted for 30.3%, 49.4% and 56.2% of our total revenues for the years of 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yunji Inc., our Cayman Islands holding company and its subsidiaries. Yunji Inc. is a holding company with no operations of its own. Our PRC subsidiaries and the VIE conduct operations in China, and the VIE is consolidated for accounting purposes in accordance with U.S. GAAP only but are not entities in which we have any equity interest. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries and the VIE. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE.

A series of contractual agreements, including proxy agreement and powers of attorney, equity interest pledge agreement, exclusive service agreement, and exclusive option agreement, have been entered into by and among our wholly owned PRC subsidiary, Yunchuang Sharing, the VIE and its shareholders. Terms contained in each set of contractual arrangements with the VIE and its shareholders are substantially similar. As a result of the contractual arrangements, we are able to direct the activities of and derive economic benefits from the VIE. We are considered the primary beneficiary of the VIE for accounting purposes, and we have consolidated the financial results of the VIE in our consolidated financial statements. Neither we nor our investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements is not as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. Our corporate structure is subject to risks associated with the contractual arrangements with the VIE. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Investors may never hold equity interests in the Chinese operating companies. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Specifically, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries and the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. In addition, as of the date of this annual report, these agreements have not been tested in a court of law. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

The chart below summarizes our corporate structure, including our principal subsidiaries, the VIE and the VIE’s principal subsidiaries, as of the date of this annual report:

Yunji Inc (Cayman Islands)
Yunji Holding Limited (Hong Kong)
Outside Mainland China
Desking Technology(HK) Co., Limited (Hong Kong)
Yunji Hongkong Limited (Hong Kong)
Inside Mainland China
Zhejiang Fengji Technology Co., Ltd. ("Zhejiang Fengji")
Zhejiang Yunlian Technology Information Co., Ltd. ("Zhejiang Yunlian")
Zhejiang Yunding Technology Information Co., Ltd. ("Zhejiang Yunding")
Hangzhou Yunchuang Sharing Network Technology Co.,Ltd. ("Yunchuang Sharing")
Zhejiang Yunji Preferred E-Commerce Co., Ltd (1) ("Yunji Preferred")
Shanghai Suye Cosmetics Co., Ltd ("Shanghai Suye")
Hangzhou Chuanchou Network Technology Co.,Ltd. ("Hangzhou chuanchou")
Yunji SharingTechnology Co.,Ltd. ("Yunji Sharing")
Hangzhou Jiweixiang Food Co., Ltd
Zhejiang Jixiang E-Commerce Co., Ltd. ("Zhejiang Jixiang")
95%
Ningbo Meishan Bonded Port Zone Jichuang Taihong Venture Capital Partnership (Limited Partnership) (2) ("Ningbo Meishan")
Zhejiang Youji Supply Chain Management Co., Ltd. ("Youji Supply Chain")
Zhejiang Yunxuan Supply Chain Management Co., Ltd. ("Youji Yunxuan Chain")
Hangzhou Jichuang Network Technology Co., Ltd. ("Hangzhou Jichuang")
Zhejiang Jishang Preferred E-Commerce Co., Ltd. ("Jishang Preferred")
Zhejiang Jiyuan Network Technology Co.,Ltd. ("Zhejiang Jiyuan")
Equity Interest (100% unless otherwise specified)
Contractual agreements

Notes:

(1)	Mr. Shanglue Xiao and Mr. Shangce Xiao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao is beneficial owner of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company. Mr. Shangce Xiao is a relative of Mr. Shanglue Xiao.

(2)	Zhejiang Jixiang holds 95% of the equity interest in Ningbo Meishan, and the remaining 5% equity interest in Ningbo Meishan is held by Ningbo Meishan Bonded Port Zone Jichuang Investment Partnership (Limited Partnership), in which Hangzhou Jichuang and Mr. Shanglue Xiao each hold of 95% and 5% of the equity interests, respectively.

Contractual Arrangements with the VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Yunchuang Sharing is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in China through the VIE based on a series of contractual arrangements by and among Yunchuang Sharing, or our WFOE, the VIE and its shareholders. Historically, we also maintained contractual arrangements by and among our WFOE, Yunji Sharing Technology Co., Ltd., or Yunji Sharing, and its shareholders. In order to streamline our corporate structure, in December 2023, our WFOE acquired Yunji Sharing by purchasing all equity interests held by the shareholders in Yunji Sharing. Accordingly, the contractual arrangements with Yunji Sharing and its shareholders were effectively terminated in December 2023. In May 2024, the VIE acquired Hangzhou Chuanchou by purchasing all equity interests held by the shareholder in Hangzhou Chuanchou and Hangzhou Chuanchou has since become a wholly owned subsidiary of the VIE. Accordingly, the contractual arrangements with Hangzhou Chuanchou and its shareholder were effectively terminated in May 2024.

Our contractual arrangements with the VIE and its shareholders allow us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat them and its subsidiaries as the consolidated VIE under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP for accounting purposes.

The following is a summary of the currently effective contractual arrangements among our WFOE, the VIE and its shareholders:

(i)	a proxy agreement and power of attorney, pursuant to which, the shareholders of the VIE irrevocably authorized our WFOE, or any person designated by our WFOE, to act as their attorney-in-fact to exercise all of their rights as the shareholders of the VIE.

(ii)	an equity interest pledge agreement, pursuant to which, the shareholders of the VIE have pledged 100% equity interests in the VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreement, the exclusive service agreement, the proxy agreement and power of attorney, as well as the performance by the VIE of their obligations under the exclusive option agreement and the exclusive service agreement.

(iii)	an exclusive service agreement, pursuant to which, our WFOE has the exclusive right to provide the VIE with operational supports as well as consulting and technical services required by the VIE’s business. Without our WFOE’s prior written consent, the VIE may not accept the same or similar operational supports as well as consulting and technical services provided by any third party during the term of the agreement.

(iv)	an exclusive option agreement, pursuant to which, the shareholders of the VIE irrevocably granted our WFOE an exclusive option to purchase all or part of their equity interests in the VIE, and the VIE irrevocably granted our WFOE an exclusive option to purchase all or part of their assets.

(v)	a loan agreement, pursuant to which, our WFOE made loans to the shareholders of Yunji Preferred for the sole purpose of making capital contribution to Yunji Preferred. The shareholders of Yunji Preferred can only repay the loans by the sale of all or part of their equity interests in Yunji Preferred to our WFOE or its designated person pursuant to the amended and restated exclusive option agreement, and, to the extent permitted under PRC law, pay all of the proceeds from sale of such equity interests to our WFOE.

(vi)	spousal consent letters, whereby the spouses of the shareholders of Yunji Preferred agreed that the equity interests in Yunji Preferred held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with our WFOE and they agreed not to assert any rights over the equity interest in Yunji Preferred.

For more details of these contractual agreements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Respective Shareholders.”

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the structures of the VIE in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements between our WFOE, the VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. After consulting our PRC legal counsel, Han Kun Law Offices, we believe, as of the date of this annual report, except as otherwise stated in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations,” our PRC subsidiaries and the VIE have obtained all the requisite operational licenses and permits from the PRC government authorities that are necessary for the business operations of our holding company, our PRC subsidiaries and the VIE in China, namely, the VATS License, the Internet Culture Operation License, the Production and Operation of Broadcasting and Television Programs Permit, the ICP filing, the Internet Pharmaceutical Information Services Qualification Certificate, the Record-Filing of Third-Party Platforms Providing Online Trading Service for Medical Devices, the Record-Filing for Business Operations of Class Two Medical Devices, the Publication Operation Permit, the Food Operation Permit, the Record-Filing Application as A Third-Party Platform Provider for Online Food Trading, the registration and record-filing of cosmetic products and the filing of APP (including mini-applet) organizer. We, our PRC subsidiaries, and the VIE have not been denied for any permission or approval by any PRC authority with respect to the operation of our business as of the date of this annual report. However, given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations,” “—Failure to comply with the E-Commerce Law may have a material adverse impact on our business, financial conditions and results of Operations,” “—Our and the VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and the VIE may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

Permissions Required from the PRC Authorities for Overseas Financing Activities

In connection with our historical issuance of securities to foreign investors, under current PRC laws, regulations and rules, as of the date of this annual report, we, our PRC subsidiaries and the VIE, are not required to (i) obtain any permission or approval from the China Securities Regulatory Commission, or the CSRC, (ii) go through cybersecurity review by the Cyberspace Administration of China, or (iii) obtain permission or approval from any other PRC government authority. In addition, we, our PRC subsidiaries and the VIE, have not been asked to obtain nor were denied for any permission or approval by any PRC government authority in connection with our historical issuance of securities to foreign investors.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and this could result in a determination by the national securities exchange to delist our securities. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thereby reducing the time before our securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, is headquartered in mainland China. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our Company’s financial statements included therein. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

Cash Flows through Our Organization

Yunji Inc. is a holding company with no operations of its own. We conduct our business in China through our subsidiaries and the VIE in China. As a result, although other means are available for us to obtain financing at the holding company level, Yunji Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Yunji Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Yunji Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIE in which we have no legal ownership, totaling RMB453.4 million, RMB639.4 million and RMB909.4 million (US$124.6 million) as of December 31, 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIE to entities outside of China are subject to PRC government controls on currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Yunji Inc., our subsidiaries, and the VIE to transfer cash. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. To the extent cash in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under PRC law, Yunji Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2022, 2023 and 2024, Yunji Inc. extended loans with principal amount of nil, RMB22.0 million and RMB40.1 million (US$5.5 million), respectively, to our intermediate holding companies and subsidiaries and received repayments of nil, RMB19.7 million, nil and nil, respectively, from our intermediate holding companies and subsidiaries. For the years ended December 31, 2022, 2023 and 2024, the VIE didn’t receive any loans from Yunji Inc. and Yunji Inc. didn’t receive any repayments from the VIE. The VIE may transfer cash to our WFOE by paying service fees according to the exclusive service agreements. For the years ended December 31, 2022, 2023 and 2024, no service fees were paid by the VIE to our WFOE under the exclusive service agreements. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders based on the working capital needs of the VIE, and settle fees under the contractual arrangements with the VIE when required in the future.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. The cash management policy is not contractual in nature. The controls and procedures on cash transfers in the policy adhere to relevant regulatory requirements.

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution 75%	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)	Under the terms of VIE contractual arrangements, our WFOE may charge the VIE for services provided to VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our WFOE and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our WFOE and are tax neutral.

(3)	Certain of our subsidiaries and the VIE qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our WFOE (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our WFOE for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the WFOE. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIE

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for Yunji Inc., its subsidiaries, the VIE and its subsidiaries, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the dates presented.

Selected Condensed Consolidating Statements of Comprehensive Loss Information

	For the Year Ended December 31, 2024
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	-	-	234,870	182,781	-	417,651
Intra-Group revenues(3)	-	-	27,815	110,408	(138,223)	-
Total revenues	-	-	262,685	293,189	(138,223)	417,651
Operating cost and expenses
Third-party operating cost and expenses	(7,467)	(18,748)	(204,467)	(329,685)	(124)	(560,491)
Intra-Group operating cost and expenses(3)	-	-	(109,726)	(28,621)	138,347	-
Total operating cost and expenses	(7,467)	(18,748)	(314,193)	(358,306)	138,223	(560,491)
Other operating income, net	-	-	1,926	4,618	-	6,544
Loss from operations	(7,467)	(18,748)	(49,582)	(60,499)	-	(136,296)
Other non-operating income /(loss)	20,576	(3,017)	(1,769)	4,455	-	20,245
Share of loss from investments in VIE and subsidiaries	(135,507)	(84,943)	-	(106,648)	327,098	-
Loss before income tax expense, and equity in income of affiliates, net of tax	(122,398)	(106,708)	(51,351)	(162,692)	327,098	(116,051)
Income tax expense	-	-	339	(2,348)	-	(2,009)
Equity in (loss)/income of affiliates, net of tax	(712)	60	(423)	(3,986)	-	(5,061)
Net loss	(123,110)	(106,648)	(51,435)	(169,026)	327,098	(123,121)

Less: Net loss from operations attributable to non-controlling interests shareholders	-	-	-	(11)	-	(11)
Net loss attributable to Yunji Inc.	(123,110)	(106,648)	(51,435)	(169,015)	327,098	(123,110)

	For the Year Ended December 31, 2023
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	34	316,382	323,793	—	640,209
Intra-Group revenues(3)	—	—	91,657	142,790	(234,447)	—
Total revenues	—	34	408,039	466,583	(234,447)	640,209
Operating cost and expenses
Third-party operating cost and expenses	(8,557)	(15,520)	(272,602)	(439,047)	—	(735,726)
Intra-Group operating cost and expenses(3)	—	—	(142,717)	(91,730)	234,447	—
Total operating cost and expenses	(8,557)	(15,520)	(415,319)	(530,777)	234,447	(735,726)
Other operating income, net	—	—	9,349	5,549	—	14,898
(Loss)/income from operations	(8,557)	(15,486)	2,069	(58,645)	—	(80,619)
Other non-operating (loss)/income	(4,750)	(7,651)	1,975	(58,948)	—	(69,374)
Share of loss from investments in VIE and subsidiaries	(151,117)	(53,631)	—	(77,600)	282,348	—
(Loss)/income before income tax expense, and equity in income of affiliates, net of tax	(164,424)	(76,768)	4,044	(195,193)	282,348	(149,993)
Income tax expense	—	—	(6,683)	(1,168)	—	(7,851)
Equity in loss of affiliates, net of tax	(705)	(832)	(4,637)	(1,102)	—	(7,276)
Net loss	(165,129)	(77,600)	(7,276)	(197,463)	282,348	(165,120)

Less: Net income from operations attributable to non-controlling interests shareholders	—	—	8	1	—	9
Net loss attributable to Yunji Inc.	(165,129)	(77,600)	(7,284)	(197,464)	282,348	(165,129)

	For the Year Ended December 31, 2022
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries)	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	—	349,259	804,855	—	1,154,114
Intra-Group revenues(3)	—	—	229,562	179,546	(409,108)	—
Total revenues	—	—	578,821	984,401	(409,108)	1,154,114
Operating cost and expenses
Third-party operating cost and expenses	(10,706)	(2,825)	(478,245)	(762,504)	—	(1,254,280)
Intra-Group operating cost and expenses(3)	—	—	(178,573)	(230,535)	409,108	—
Total operating cost and expenses	(10,706)	(2,825)	(656,818)	(993,039)	409,108	(1,254,280)
Other operating income, net	—	—	9,957	11,642	—	21,599
(Loss)/income from operations	(10,706)	(2,825)	(68,040)	3,004	—	(78,567)
Other non-operating (loss)/income	(12,387)	(34,347)	8,248	10,505	—	(27,981)
Share of loss from investments in VIE and subsidiaries	(115,080)	(91,001)	—	(128,815)	334,896	—
Loss before income tax expense, and equity in income of affiliates, net of tax	(138,173)	(128,173)	(59,792)	(115,306)	334,896	(106,548)
Income tax expense	—	—	(10,216)	(14,575)	—	(24,791)
Equity in loss of affiliates, net of tax	—	(642)	(5,321)	(1,088)	—	(7,051)
Net loss	(138,173)	(128,815)	(75,329)	(130,969)	334,896	(138,390)
Less: Net loss from operations attributable to non-controlling interests shareholders	—	—	(217)	—	—	(217)
Net loss attributable to Yunji Inc.	(138,173)	(128,815)	(75,112)	(130,969)	334,896	(138,173)

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	25,064	12,355	24,713	157,233	-	219,365
Restricted cash	-	-	22,465	1,002	-	23,467
Short-term investments	-	-	-	-	-	-
Inventories, net	-	-	1,608	27,840	-	29,448
Amounts due from the Group companies(1)	192,678	683,545	524,755	1,476,661	(2,877,639)	-
Prepaid expenses and other current assets	620	11,191	45,858	119,518	-	177,187
Other current assets	-	-	56,829	9,876	-	66,705
Total current assets	218,362	707,091	676,228	1,792,130	(2,877,639)	516,172
Investment in subsidiaries and VIE(2)	807,681	(198,884)	-	110,587	(719,384)	-
Land use rights, net	-	-	-	174,437	-	174,437
Long-term investments	53,120	-	205,795	105,619	-	364,534
Other non-current assets	-	14,831	7,108	275,370	-	297,309
Total non-current assets	860,801	(184,053)	212,903	666,013	(719,384)	836,280
Total assets	1,079,163	523,038	889,131	2,458,143	(3,597,023)	1,352,452
Accounts payable	-	-	19,505	35,173	-	54,678
Deferred revenue	-	-	6,409	2,187	-	8,596
Incentive payables to members	-	-	66,039	-	-	66,039
Amounts due to the Group companies(1)	-	408,778	877,561	1,591,300	(2,877,639)	-
Other payable and accrued liabilities	1,777	8,673	62,659	53,068	-	126,177
Other liabilities	-	-	2,731	16,185	-	18,916
Total liabilities	1,777	417,451	1,034,904	1,697,913	(2,877,639)	274,406
Total shareholders’ equity/(deficit)(2)	1,077,386	105,587	(145,773)	760,230	(719,384)	1,078,046
Total liabilities and shareholders’ equity/(deficit)	1,079,163	523,038	889,131	2,458,143	(3,597,023)	1,352,452

	As of December 31, 2023
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	64,070	34,485	20,176	398,811	—	517,542
Restricted cash	—	—	27,169	—	—	27,169
Short-term investments	7,195	—	—	—	—	7,195
Inventories, net	—	—	2,491	40,451	—	42,942
Amounts due from the Group companies(1)	195,917	610,157	530,998	1,362,125	(2,699,197)	—
Prepaid expenses and other current assets	1,059	11,837	58,441	62,684	—	134,021
Other current assets	—	—	62,789	16,942	—	79,731
Total current assets	268,241	656,479	702,064	1,881,013	(2,699,197)	808,600
Investment in subsidiaries and VIE(2)	883,681	(103,987)	—	189,991	(969,685)	—
Long-term investments	39,500	105	206,152	118,402	—	364,159
Other non-current assets	—	43,807	7,915	329,303	—	381,025
Total non-current assets	923,181	(60,075)	214,067	637,696	(969,685)	745,184
Total assets	1,191,422	596,404	916,131	2,518,709	(3,668,882)	1,553,784
Accounts payable	—	—	48,198	48,584	—	96,782
Deferred revenue	—	—	6,836	2,576	—	9,412
Incentive payables to members	—	—	124,889	—	—	124,889
Amounts due to the Group companies(1)	—	402,946	727,459	1,568,792	(2,699,197)	—
Other payable and accrued liabilities	1,206	8,467	65,587	33,940	—	109,200
Other liabilities	—	—	5,369	17,037	—	22,406
Total liabilities	1,206	411,413	978,338	1,670,929	(2,699,197)	362,689
Total shareholders’ equity/(deficit)(2)	1,190,216	184,991	(62,207)	847,780	(969,685)	1,191,095
Total liabilities and shareholders’ equity/(deficit)	1,191,422	596,404	916,131	2,518,709	(3,668,882)	1,553,784

	As of December 31, 2022
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	65,363	4,500	114,265	230,506	—	414,634
Restricted cash	—	—	42,109	—	—	42,109
Short-term investments	70,125	—	—	141,878	—	212,003
Inventories, net	—	—	2,635	52,016	—	54,651
Amounts due from the Group companies(1)	161,124	638,705	719,655	1,845,206	(3,364,690)	—
Prepaid expenses and other current assets	1,516	59,660	81,307	219,582	—	362,065
Other current assets	—	—	29,163	97,888	—	127,051
Total current assets	298,128	702,865	989,134	2,587,076	(3,364,690)	1,212,513
Investment in subsidiaries and VIE(2)	1,020,937	(49,134)	—	268,813	(1,240,616)	—
Long-term investments	39,817	938	214,450	159,120	—	414,325
Other non-current assets	—	11,046	10,963	243,564	—	265,573
Total non-current assets	1,060,754	(37,150)	225,413	671,497	(1,240,616)	679,898
Total assets	1,358,882	665,715	1,214,547	3,258,573	(4,605,306)	1,892,411
Accounts payable	—	—	71,007	67,896	—	138,903
Deferred revenue	—	—	16,398	5,350	—	21,748
Incentive payables to members	—	—	207,331	—	—	207,331
Amounts due to the Group companies(1)	—	393,425	900,852	2,070,413	(3,364,690)	—
Other payable and accrued liabilities	3,852	8,477	91,469	41,729	—	145,527
Other liabilities	—	—	13,080	9,922	—	23,002
Total liabilities	3,852	401,902	1,300,137	2,195,310	(3,364,690)	536,511
Total shareholders’ equity/(deficit)(2)	1,355,030	263,813	(85,590)	1,063,263	(1,240,616)	1,355,900
Total liabilities and shareholders’ equity/(deficit)	1,358,882	665,715	1,214,547	3,258,573	(4,605,306)	1,892,411

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2024
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Total
	(RMB in thousands)
Net cash (used in)/provided by transactions with external parties	(7,174)	983	35,563	(155,454)	-	(126,082)
Net cash (used in)/provided by transactions with intra-Group entities	-	-	(62,677)	62,677	-	-
Net cash (used in)/provided by operating activities	(7,174)	983	(27,114)	(92,777)	-	(126,082)
Net cash provided by/(used in) transactions with external parties	7,527	11,682	82	(185,621)	-	(166,330)
Net cash (used in)/provided by transactions with intra-Group entities	(39,068)	(92,048)	18,588	(75,343)	187,871	-
Net cash (used in)/generated from investing activities	(31,541)	(80,366)	18,670	(260,964)	187,871	(166,330)
Net cash used in transactions with external parties	(805)	-	(10,683)	(1,831)	-	(13,319)
Net cash provided by transactions with intra-Group entities	-	56,755	18,700	112,416	(187,871)	-
Net cash (used in)/generated from financing activities	(805)	56,755	8,017	110,585	(187,871)	(13,319)
Effect of exchange rate changes on cash and cash equivalents	514	498	260	2,580	-	3,852
Net decrease in cash, cash equivalents and restricted cash	(39,006)	(22,130)	(167)	(240,576)	-	(301,879)
Cash, cash equivalents and restricted cash at beginning of the year	64,070	34,485	47,345	398,811	-	544,711
Cash, cash equivalents and restricted cash at end of the year	25,064	12,355	47,178	158,235	-	242,832

	For the Year Ended December 31, 2023
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Total
	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(8,557)	(268)	231,606	(393,643)	—	(170,862)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(453,916)	453,916	—	—
Net cash (used in)/ provided by operating activities	(8,557)	(268)	(222,310)	60,273	—	(170,862)
Net cash provided by transactions with external parties	53,690	1,743	9,028	229,574	—	294,035
Net cash (used in)/provided by transactions with intra-Group entities	(21,970)	28,500	118,831	—	(125,361)	—
Net cash generated from investing activities	31,720	30,243	127,859	229,574	(125,361)	294,035
Net cash used in transactions with external parties	(25,334)	—	(16,379)	(1,020)	—	(42,733)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	1,500	(126,861)	125,361	—
Net cash used in financing activities	(25,334)	—	(14,879)	(127,881)	125,361	(42,733)
Effect of exchange rate changes on cash and cash equivalents	878	10	301	6,339	—	7,528
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,293)	29,985	(109,029)	168,305	—	87,968
Cash, cash equivalents and restricted cash at beginning of the year	65,363	4,500	156,374	230,506	—	456,743
Cash, cash equivalents and restricted cash at end of the year	64,070	34,485	47,345	398,811	—	544,711

	For the Year Ended December 31, 2022
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Total
	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(9,075)	1,202	692,648	(851,886)	—	(167,111)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(698,690)	698,690	—	—
Net cash (used in)/ provided by operating activities	(9,075)	1,202	(6,042)	(153,196)		(167,111)
Net cash provided by/(used in) transactions with external parties	134,871	1,612	5,216	(49,134)	—	92,565
Net cash provided by/(used in) transactions with intra-Group entities	19,681	(7,577)	60,000	(4,535)	(67,569)	—
Net cash generated from/(used in) investing activities	154,552	(5,965)	65,216	(53,669)	(67,569)	92,565
Net cash used in transactions with external parties	(94,752)	—	(41,019)	(8,495)	—	(144,266)
Net cash provided by/(used in) transactions with intra-Group entities	—	285	4,250	(72,104)	67,569	—
Net cash (used in)/generated from financing activities	(94,752)	285	(36,769)	(80,599)	67,569	(144,266)
Effect of exchange rate changes on cash and cash equivalents	5,960	55	1,127	38,681	—	45,823
Net increase/(decrease) in cash, cash equivalents and restricted cash	56,685	(4,423)	23,532	(248,783)	—	(172,989)
Cash, cash equivalents and restricted cash at beginning of the year	8,678	8,923	132,842	479,289	—	629,732
Cash, cash equivalents and restricted cash at end of the year	65,363	4,500	156,374	230,506	—	456,743

Notes:

*	In December 2023, our WFOE acquired Yunji Sharing by purchasing all equity interests held by the shareholders in Yunji Sharing and Yunji Sharing has since become a wholly owned subsidiary of our WFOE. In April 2024, the VIE acquired Yunji Sharing by purchasing all equity interests held by the shareholders of Yunji Sharing and Yunji Sharing has since become a wholly owned subsidiary of the VIE. The financial information of Yunji Sharing is included in the financial information of (i) VIE and its subsidiaries prior to the termination of the VIE arrangement with Yunji Sharing and its shareholders in December 2023, (ii) Other Subsidiaries after the termination and (iii) VIE and its subsidiaries after the acquisition in April 2024.

(1)	Represents the elimination of intercompany balances among Yunji Inc., the Primary Beneficiary of VIE, the Other Subsidiaries, and the VIE and its subsidiaries that we consolidate.

(2)	Represents the elimination of investments among Yunji Inc., the Primary Beneficiary of VIE, the Other Subsidiaries, and VIE and its subsidiaries that we consolidate.

(3)	Represents the elimination of the intercompany sales of goods and rendering of services at the consolidation.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we and the VIE face, organized under relevant headings. All the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

We and the VIE are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	We have experienced declining revenues, negative operating cash flow, and net losses since 2018, and we cannot assure you that our financial performance will improve in the future.

●	If we fail to maintain membership loyalty or generate membership growth, or fail to maintain member relationships effectively and retain existing members, our business and operating results may be materially and adversely affected.

●	If we fail to anticipate user needs and provide products and services attractive to users, or fail to adapt our services or business model to changing user needs, emerging industry standards or rapid technological evolution, or fail to provide products at a satisfactory quality to our users, our business may be materially and adversely affected.

●	We will not be able to exert the same level of influence or control over members and service managers as we could if they were our employees, and we may be subject to significant costs and reputational harm in the event our members violate any laws or regulations applicable to our operations.

●	Any harm to our Yunji brand or reputation may materially and adversely affect our business and results of operations.

●	If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

●	Any change, disruption or discontinuity in the features and functions of major social networks in China could severely limit our ability to retain or grow our member and user base, and our business may be materially and adversely affected.

●	Our and the VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

●	We face intense competition. We may lose market share and users if we fail to compete effectively.

●	If we are unable to successfully manage our relationships with third-party service companies, we may lose service managers, or fail to provide superior customer services, which could negatively affect our business and operations.

Risks Related to Our Corporate Structure

We and the VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Yunji Inc. is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless. Our holding company in the Cayman Islands, the VIE, and investors of Yunji face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

●	We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which is not as effective as direct ownership.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Risks and uncertainties arising from the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, the PRC government may exert influence over our operations in Hong Kong at any time and new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, which may have a material impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in mainland China and Hong Kong. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Yunji Inc., our subsidiaries, and the VIE to transfer cash. To the extent cash in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

●	Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Risks Related to our ADSs

We face risks and uncertainties related to our ADSs, including, but not limited to, the following:

●	Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

●	The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

●	It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Risks Related to Our Business and Industry

We have experienced declining revenues, negative operating cash flow, and net losses since 2018, and we cannot assure you that our financial performance will improve in the future.

Our total revenues have declined each year since 2018, from a high of RMB13,015 million in 2018 to RMB417.7 million (US$57.2 million) in 2024. We have experienced negative operating cash flow each year since 2018. We have incurred net losses each year since 2018 with the exception of 2021, when we recorded net income of RMB132.3 million that was primarily due to RMB80.1 million in financial income and RMB112.9 million in non-operating income, both of which were due to investments we made in other companies. Our average spending per buyer has decreased each year since 2020, from RMB2,061 in 2020 to RMB901 in 2024. We cannot assure you that we will be able to increase our revenue or generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and other users, grow and diversify our supplier and third-party merchant base, and optimize our cost structure. We may not be able to achieve any of the above.

If we fail to maintain membership loyalty or generate membership growth, or fail to maintain member relationships effectively and retain existing members, our business and operating results may be materially and adversely affected.

We are a membership-based social e-commerce platform and therefore membership loyalty and growth are essential to our business. The success of our business depends on our ability to maintain and increase the number of members on our platform and improve the level of their engagement. Our membership system has experienced various changes in the past few years. Starting from March 2025, users can become a member by purchasing an RMB198 membership package, which is valid for one year. If their annual spending reaches a specified amount within the year, they can retain their membership for the following year. See “Item 4. Information on the Company—B. Business Overview—Our Member Community—Members” for more details of the previous changes in our membership system. Our recent change in membership system may not be well received by our members and may negatively impact membership loyalty and retention and result in a decline in the level of engagement of our members. Damage to our reputation or our failure to anticipate needs of and provide value-added services to our members, among other things, could also diminish membership loyalty and reduce activity of members on our platform, which could cause our revenue and operating income to decline and negatively impact our profitability.

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

The e-commerce market in which we operate and user needs and preferences are constantly evolving. As a result, we must continually respond to changes in the market and user demand and preferences to remain competitive. We intend to further diversify our product and service offerings to contribute to our revenue sources in the future. We launched our marketplace business in the first quarter of 2019 whereby third-party merchants can sell products on our platform and pay us commissions on their sales. New products and services, new types of customers or new business models may involve risks and challenges we do not currently face. We continually introduce new sales format on our platform to improve user engagement and our productivity. For example, a portion of our revenue stream was derived from product sales to merchants who subsequently sold these goods to users through their own mini-programs. Beginning March 1, 2025, we have initiated a phased migration of the product sales on third-party mini-programs to our own platform. We believe this initiative can enhance user concentration within our core platform ecosystem, and improved margin performance through operational synergies and reduced channel fragmentation. However, we may not fully achieve the intended benefits of this transition and our revenue might decline as we discontinue collaborations with certain merchants. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. Furthermore, we may have difficulty in anticipating user demand and preferences, and the products offered on our platform may not be accepted by the market or be rendered obsolete or uneconomical. Therefore, any inability to adapt to these changes may result in a failure to capture new members and other users or retain existing members and other users, the occurrence of which would materially and adversely affect our business, financial condition and results of operations. In addition, if we are unable to provide products to users at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our business could be negatively impacted. We may also be subject to claims if our users are not satisfied with the quality of the products or do not have satisfactory experiences in general.

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

Our and the VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our and the VIE’s business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including (i) protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees; (ii) addressing concerns related to privacy and sharing, safety, security and other factors; and (iii) complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cyber Security, Data Security, National Security and Personal Information Protection.” The following summarizes recent PRC regulatory activities in this area:

●	On June 10, 2021, the Standing Committee of the PRC National People’s Congress published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law is a foundational law in the field of data security, which requires data processing, (which includes the collection, storage, use, processing, transmission, provision, publication of data, etc.) to be conducted in a legitimate and proper manner.

●	On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PRC Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly transmission of personal information in accordance with law and promoting the reasonable use of personal information.

●	On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. These measures specify the circumstances necessitating cybersecurity review, such as (i) critical information infrastructure operators purchasing network products or services or “online platform operators” conducting data processing activities with similar implications, that affect or may affect national security, and (ii) data processors holding over one million users’ personal information seeking to list on a foreign stock exchange. Additionally, the measures outline the required declaration materials and basic procedures for cybersecurity review.

●	On September 24, 2024, the State Council issued the Regulation on the Administration of Cyber Data Security, or the Cyber Data Security Regulation, which came into effect from January 1, 2025. The Cyber Data Security Regulation stipulated certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further shed light on the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers. The Cyber Data Security Regulation required, among others, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with relevant PRC regulations.

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

We incurred a net loss of RMB123.1 million (US$16.9 million) in 2024, compared to a net loss of RMB165.1 million and a net loss of RMB138.4 million in 2023 and 2022, respectively. In the years ended December 31, 2022, 2023 and 2024, our operating cash flow was negative. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and other users, grow and diversify our supplier and third-party merchant base, and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest for the foreseeable future in the technology platform to support an even more carefully curated selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses in the future.

If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business and business prospects may suffer.

We source products from third-party suppliers for our merchandise sales business. We also operate a marketplace business whereby third-party merchants sell products on our platform. As of December 31, 2024, we had 785 suppliers and third-party merchants on our platform. Our suppliers and third-party merchants include merchants of mainstream brands and emerging brands, and manufacturing partners we cooperate with. Maintaining strong relationships with these suppliers and third-party merchants is important to our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms and attract third-party merchants to offer their products on commercially attractive terms. We typically enter into one-year framework agreements with our suppliers and third-party merchants on an annual basis, and these framework agreements are typically renewed automatically on an annual basis unless either party chooses to discontinue the business relationship. Should any of our supplier or third-party merchant choose to discontinue their business relationship with us on existing terms, we cannot ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, except in the case of our collaboration with certain top-quality emerging brands for the production of Yunji exclusive products, our agreements with suppliers and third-party merchants typically do not restrict them from selling products to others or on other platforms. We cannot assure you that our current suppliers and third-party merchants will continue to sell products to us or on our platform on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers and third-party merchants, their ability to supply products to us or on our platform in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. For example, the compulsory quarantine and other restrictions imposed as a result of the COVID-19 pandemic in early 2022 caused various degrees of temporary shutdowns and delays in production and operation of our suppliers (especially private label suppliers) and third-party merchants, leading to temporary supply shortages of certain merchandises and delays in the research and development and new product launch processes associated with our private label suppliers.

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

As of December 31, 2024, there were 486 third-party merchants under our marketplace business. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves under our merchandise sales business. With the exception of third-party merchants outside of China for whom we handle the logistics and delivery process within China, our third-party merchants use their own facilities to store their products and their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high-quality service for all products sold on our platform. If any third-party merchant does not control the quality of the products that it sells on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our platform, or if it sells certain products without licenses or permits as required by the laws and regulations even though we have requested such licenses or permits in our standard form agreement with third-party merchants, the reputation of our marketplace business and our Yunji brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold under our marketplace business may compete with the products we sell directly, which may cannibalize our merchandise sales business. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our marketplace business may not be the same as those for our merchandise sales operations, which may complicate the management of our business. In order for our marketplace business to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

Any harm to the operations and reputation of our private label brands could have a material adverse effect on our results of operations.

We sell an increasing amount of products under our private label brands such as Suye, Qing Zi Yang, Yuan Sheng Huang, Unibeauty, P&S, Li Ba Tian, Bai Yue Shan and Pinzhi500, both on our platform and through external channels. Maintaining consistent product quality, competitive pricing and availability of these products is essential to developing and maintaining consumer loyalty to these brands.

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

We outsource provision of member services to third-party service companies and they hire, train and compensate service managers at our request. Service managers enter into service contracts with third-party service companies and are not our employees. We currently work with two third-party service companies and enter into agreements with them on an annual basis or for a longer term. These third-party service companies select service managers based on the standards we provide in our agreements. While we may oversee the performance of service managers and request these third-party service companies to replace service managers that do not meet our standards, management of service managers through third parties may not be as timely and effective as were they our employees. If we are unable to enter into new agreements or extend existing agreements with these third-party service companies on terms and conditions acceptable to us, we may lose service managers. We may not be able to find alternative third-party service companies to provide similar services in a timely and reliable manner, or at all. Accordingly, our members may not receive sufficient training or support for promoting the products sold on our platform and they may become less motivated to promote our products via their social networks. Any termination of our arrangements with these third-party service companies, or their refusal to select service managers for us, could have a material adverse effect on our business, financial condition and results of operations.

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

We sourced our products from 299 suppliers as of December 31, 2024. Third-party merchants under our marketplace business are separately responsible for sourcing the products they sell on our platform. As of December 31, 2024, we had 486 third-party merchants on our online marketplace. We have been and may continue to be subject to allegations and lawsuits claiming that products sold or listed on our platform are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks and patents or other intellectual property rights, or that content posted on our user interfaces or shared by members through their social networks contain misleading or inaccurate information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including proactively verifying the authenticity and authorization of products sold on our platform through conducting offline investigations and immediately removing any counterfeit or illegal products or misleading information found on our platform, these measures may not always be successful or timely.

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

Under our standard form agreements, we require suppliers and third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate legal proceedings in China to protect our rights. See “—Risks Related to Doing Business in China—We and the VIE may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

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

Our net inventories have decreased in recent periods, from RMB54.7 million as of December 31, 2022 to RMB42.7 million as of December 31, 2023, and further to RMB29.4 million (US$4.0 million) as of December 31, 2024. Our inventory turnover days were 38.4 days in 2022, 52.7 days in 2023, and 61.5 days in 2024. The decreases in net inventories in 2023 and 2024 are primarily due to the decreases in merchandise sales during the same periods. We may include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024. However, if we fail to maintain the effectiveness of our internal control over financial reporting, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act.

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

Our business is subject to governmental supervision and regulation by the PRC governmental authorities, including the Ministry of Commerce, the Ministry of Industry and Information Technology, the State Administration for Market Regulation, the Cyberspace Administration of China, the National Radio and Television Administration, and other governmental authorities in charge of the relevant categories of products sold and services provided by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our operation of social e-commerce platform, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits for our business operations. Currently, we have obtained the following valid licenses: the VATS license, the Internet Culture Operation License, the Production and Operation of Broadcasting and Television Programs Permit, the ICP filing, the Internet Pharmaceutical Information Services Qualification Certificate, the Record-Filing of Third-Party Platforms Providing Online Trading Service for Medical Devices, the Record-Filing for Business Operations of Class Two Medical Devices, the Publication Operation Permit, the Food Operation Permit, the Record-Filing Application as A Third-Party Platform Provider for Online Food Trading, the registration and record-filing of cosmetic products and the filing of APP (including mini-applet) organizer. However, we cannot guarantee that we have obtained all licenses, permits and filings for selling certain specific products or services on our platform from time to time. See “Item 4. Information on the Company—B. Business Overview—Regulations—Licenses, Permits and Filings.” For example, we have not obtained the internet audio-visual program transmission license for the audio-visual program services on our platform, for which we are not qualified to apply according to current applicable laws and regulations. In addition, we have not completed filing for distributing publications and providing e-commerce live streaming services on our platform, and as of the date of this annual report, we have not been informed that we shall make such filing by any government authorities. We are in the process of applying for these licenses, permits and filings as permitted by the laws, regulations and practice of PRC governmental authorities.

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

We lease properties in China, mainly for offices and warehouse facilities. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. We may not be able to find alternative properties to lease in a timely and reliable manner, or at all. Some of the leased properties were also subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the PRC government authorities. We have subleased a portion of our leased properties to our PRC subsidiaries, the VIE and its subsidiaries as well as other third parties.

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

We lease properties for some of our offices. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we may compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2017, which was subsequently replaced by the 2019 Share Incentive Plan adopted in March 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, officers, consultants and other personnel to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2019 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of awards. As of February 28, 2025, the awards that had been granted to our directors, officers, employees, consultants and other personnel and remained outstanding included (i) 17,326,000 restricted share units, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 11,090,490 Class A ordinary shares, excluding options that were forfeited, cancelled, or exercised after the relevant grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the reporting periods.

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

In the years ended December 31, 2022, 2023 and 2024, our operating cash flow was negative. It is possible that we will continue to have negative cash flow in the future. We believe that our current cash and cash equivalents, our anticipated cash flows from operations and the loan facilities will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

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

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Yunji Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, and to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers), and foreign investors are prohibited from engaging in the edition, publishment and production of audio visual products and the operation of Internet culture in China in accordance with the Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated in 2024, or the 2024 Negative List.

We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

We are an exempted Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet content-related services. As a result, we conduct such business activities through the VIE, Yunji Preferred, whose wholly-owned subsidiary holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services). Yunji Preferred is 99.0099% owned by Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, and 0.9901% owned by Mr. Shangce Xiao, a relative of Mr. Shanglue Xiao. Mr. Shanglue Xiao and Mr. Shangce Xiao are PRC citizens. Our WFOE has entered into a series of contractual arrangements with the VIE (i.e., Yunji Preferred ) and its shareholders, which enable us to:

●	direct the activities of the VIE;

●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIE; and

●	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP for accounting purposes. In 2022, 2023 and 2024, we derived 30.3%, 49.4% and 56.2% of our total revenues from the VIE, respectively.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the structures of our WFOE and the VIE in China are not in violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the VIE and its shareholders governed by PRC law are not in violation of PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in a court of law, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court. See “—D. Risk Factors—Risks Related to Our Corporate Structure” for more details on the risks relating to the VIE structure. Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE and their perspective shareholders. These laws and regulations may be subject to change, and their interpretation and enforcement may involve uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have a material and adverse effect on our and the VIE’s business and our reputation. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE.

Although we believe we, our PRC subsidiaries and the VIE are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIE do not comply with applicable law, it could revoke the VIE’s business and operating licenses, require the VIE to discontinue or restrict the VIE’s operations, restrict the VIE’s right to collect revenues, block the VIE’s websites, require the VIE to restructure our operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations or on their customers, or take other regulatory or enforcement actions against the VIE that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of their business operations, which could materially and adversely affect the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP for accounting purposes. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020, and on December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law does not explicitly classify whether the variable interest entities that we direct business operations through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our ability to direct the business operations of the VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce, and the National Development and Reform Commission, as amended from time to time, or the Negative List. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from the PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, which came into effect on January 1, 2020. In accordance with the interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our ability to direct the business operations of the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to direct the business operations of the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which is not as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements is not as effective as direct ownership. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the business operations of the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE is not as effective in ensuring the relevant portion of our business operations as direct ownership would be.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

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

Our online platform is operated by Zhejiang Jixiang, a wholly-owned subsidiary of Yunji Sharing. Zhejiang Jixiang holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and a Production and Operation of Broadcasting and Television Programs Permit. In the event we are unable to enforce our contractual arrangements, we may not be able to direct the activities of and derive economic benefits from Yunji Preferred, and our ability to conduct these businesses may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have potential conflicts of interest with us. The shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the business operations of the VIE and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed shareholders’ voting rights proxy agreement to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIE and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our ability to direct the activities of and derive economic benefits from the relevant VIE. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our ability to direct the business operations of the relevant VIE or have to maintain such ability by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) each of the spouses of each individual shareholder of Yunji Preferred, Mr. Shanglue Xiao and Mr. Shangce Xiao, has respectively executed a spousal consent letter, under which each spouse agrees that she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIE and its shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The VIE holds certain assets that may be critical to the operation of our business. If the shareholders of the VIE breach the contractual arrangements and voluntarily liquidate any VIE, or if any VIE declares bankruptcy or all or part of its assets become subject to liens or rights of third-party creditors or is otherwise disposed of without our consent, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE or its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the variable interest entity contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on the VIE for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if they are required to pay punitive interest.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the Cybersecurity Review Measures and the Cyber Data Security Regulation, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We and the VIE may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

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

Our online platform, operated by Zhejiang Jixiang, a wholly-owned subsidiary of Yunji Sharing, may be deemed to be providing online data processing and transaction processing services, which would require Zhejiang Jixiang to obtain an EDI License. The EDI License is under the category of value-added telecommunications business operating licenses, or VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the Ministry of Industry and Information Technology in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps. Our Yunji mobile app has been registered on the VATS License held by Zhejiang Jixiang.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA, because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

On January 22, 2024, the State Council adopted the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, and pursuant to which, undertakings must declare to the State Council’s anti-monopoly law enforcement agency if a concentration meets either of these thresholds: (i) the total global turnover of all the undertakings participating in the concentration in the last accounting year exceeds RMB12 billion, and at least two of these undertakings each have a turnover of more than RMB800 million within China in the last accounting year; or (ii) the total turnover within China of all the undertakings participating in the concentration in the last accounting year exceeds RMB4 billion, and at least two of these undertakings each have a turnover of more than RMB800 million within China in the last accounting year. Declarations may also be required if there is evidence proving that the concentration of undertakings has or may have effect of excluding or restricting competition, and the anti-monopoly law enforcement agency under the State Council may require the undertakings to make a declaration.

On April 25, 2024, the State Administration for Market Regulation issued Anti-monopoly Compliance Guideline for Operators (2024), which requires, under the Anti-Monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks.

Since the above laws, regulations and guidelines are relatively new, uncertainties still exist in relation to their interpretation and implementation. Although we do not believe we engage in any foregoing situations, we cannot assure you that our business operations will comply with such regulations in all respects, and any failure or perceived failure by us to comply with such regulations may result in governmental investigations, fines and/or other sanctions on us.

Approvals from the Ministry of Commerce may be required for our acquisitions of certain PRC subsidiaries.

Pursuant to the M&A Rules, if an overseas company established or controlled by PRC companies or individuals, or the PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the Ministry of Commerce for approval. Our WFOE acquired certain PRC subsidiaries that were wholly owned, directly or indirectly, by Yunji Sharing Technology Co., Ltd., or Yunji Sharing, in 2018. Such acquisitions may be subject to the Ministry of Commerce approvals, but were not submitted to the Ministry of Commerce for approval. There is no definite penalty provided under M&A Rules for failure to obtain the Ministry of Commerce approval in any transaction where such approval is required. If it is determined that the Ministry of Commerce approvals are required for the acquisitions, we may be required to revert the transactions. Nevertheless, considering that all the PRC subsidiaries involved in such transactions were wholly owned, directly or indirectly, by Yunji Sharing, which was then a VIE, before the acquisitions, and the acquisition of the PRC subsidiaries are inter-group companies transactions, we understand that the failure to obtain the Ministry of Commerce approvals for the acquisitions of the PRC subsidiaries will not have a material adverse effect on our financial condition and results of operations. Moreover, according to the Implementation Rules of the Foreign Investment Law, which took effect on January 1, 2020, any prior regulations on foreign investment that conflict with the Foreign Investment Law or its Implementation Rules are superseded by the latter. On April 9, 2024, The Ministry of Commerce responded to a query regarding whether the approval process outlined in the M&A Rules is still necessary after the Foreign Investment Law came into effect. The response clarified that since 2020, the Ministry of Commerce no longer requires approval or filing for the establishment or changes of foreign-invested enterprises. Foreign investors acquiring domestic companies must still comply with the M&A Rules, but the approval procedure with the Ministry of Commerce is no longer required. We conducted a few other inter-group restructuring transactions in 2019, which may also be subject to the Ministry of Commerce approvals, but were not submitted to the Ministry of Commerce for approval. For example, our WFOE acquired Shanghai Suye Cosmetics Co., Ltd, or Shanghai Suye, which was owned by an affiliated entity of Mr. Shanglue Xiao, in January 2019, and Shanghai Suye was then transferred to Yunji Preferred from our WFOE in February 2019. Our WFOE also acquired Yunji Sharing in December 2023. In April 2024, the VIE acquired all of the equity interests in Yunji Sharing.

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

We are an exempted Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. However, our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. A wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. A wholly foreign-owned enterprise is also required to allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. The amounts restricted also include the net assets of the VIE in which we have no legal ownership. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

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

The funds in our PRC subsidiaries or the VIE in mainland China may not be available to fund operations or for other use outside of mainland China due to the interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIE by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. To the extent cash in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIE. We may make loans to our PRC subsidiaries and the VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

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

Furthermore, cash transfers from our PRC subsidiaries and the VIE to entities outside of mainland China are subject to PRC government controls on currency conversion. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, which was last amended in March 2023. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which was last amended in December 2023, and reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. To the extent cash in our business is in mainland China or an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIE to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIE or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIE or its subsidiaries. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

Risks Related to Our ADSs

We may fail to meet the Nasdaq Capital Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “YJ.” We have received letters from the Listing Qualifications Department of Nasdaq, notifying us that we no longer meet the Nasdaq minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1), and we have subsequently regained compliance within the applicable grace periods. We will continue to monitor our compliance with the Nasdaq Capital Market continued listing requirements going forward. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the value of an investment in our ADSs will be materially and adversely affected.

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

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Based upon our current and expected income and assets, which generally includes any unbooked goodwill (the value of which is determined by reference to the market value of our ADSs), it is likely that we were a PFIC for the taxable year ended December 31, 2024, and could continue to be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

If we are a PFIC in any taxable year during which a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds our ADSs or ordinary shares, even if we subsequently cease to be a PFIC. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

As of February 28, 2025, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 77.8% of our total outstanding ordinary shares. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

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

As of February 28, 2025, the chairman of our board of directors and our chief executive officer, Mr. Shanglue Xiao, beneficially own an aggregate of 949,960,000 Class B ordinary shares, which represent 90.3% of our total voting power. Therefore, Mr. Shanglue Xiao has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2022, 2023 and 2024. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

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

We commenced operations through Yunji Sharing, and launched our Yunji app in May 2015. We operate the Yunji app through Zhejiang Jixiang.

In November 2017, Yunji Inc. was established in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Yunji Inc. established a wholly-owned subsidiary in Hong Kong, Yunji Holding Limited.

In February 2018, Yunji Holding Limited established a wholly-owned subsidiary in China, Yunchuang Sharing, or our WFOE. In April 2018, we gained the ability to direct the business operations of Yunji Sharing through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Sharing and its shareholders, which were subsequently amended and restated in December 2018. In March 2018, Hangzhou Chuanchou, was established. In October 2020, we gained the ability to direct the business operations of Hangzhou Chuanchou through Yunchuang Sharing by entering into a series of contractual arrangements with Hangzhou Chuanchou and its shareholder. In May 2024, such contractual arrangements relating to Hangzhou Chuanchou were terminated and Hangzhou Chuanchou became a wholly owned subsidiary of Yunji Preferred.

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

In December 2023, our WFOE acquired Yunji Sharing by purchasing all equity interests held by the shareholders in Yunji Sharing. Accordingly, the contractual arrangements with Yunji Sharing and its shareholders were effectively terminated in December 2023.

On September 13, 2024, we effected a change in the ratio of our ADSs to Class A ordinary shares from one ADS representing one hundred Class A ordinary shares to one ADS representing four hundred Class A ordinary shares.

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

Members are the key participants on our platform. Our members gain access to a dedicated app and mini program that provides access to a curated selection of products, exclusive membership benefits and features. Our membership system has experienced various changes in the past few years. Starting from March 2025, users can become a member by purchasing an RMB198 membership package, which is valid for one year. If their annual spending reaches a specified amount within the year, they can retain their membership for the following year.

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

We are extremely focused on the quality and pricing of our products under both the merchandise sale business and the marketplace business. We have been intentionally maintaining a balance between expanding the product category coverage to meet our users’ evolving demand and controlling the number of SPUs in each category to ensure that we only offer curated products with high value and quality to our users. We currently generate revenues mainly by selling products directly on our platform to users, including both members and non-members, and earning commissions on the sales of products by third-party merchants on our platform. Our total revenues were RMB1,154.1 million, RMB640.2 million and RMB417.7 million (US$57.2 million) in 2022, 2023 and 2024, respectively. We recorded net loss of RMB138.4 million in 2022, net loss of RMB165.1 million in 2023, and net loss of RMB123.1 million (US$16.9 million) in 2024.

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

Yunji Platform

We conduct our social e-commerce business primarily through our flagship Yunji app. In addition, we create visually appealing interfaces in mini programs and HTML-5 webpages available in major social platforms in China to promote our platform and products. To reach a wider audience, we collaborate with content creators and post content on lifestyle platforms and live streaming platforms, such as Xiaohongshu, Douyin and WeChat video channel, to promote certain of our products or items. Through these promotional channels, potential users can learn about our platform and visit our mobile apps.

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

●	Users can become a member by purchasing an RMB198 membership package, which is valid for one year. If their annual spending reaches a specified amount within the year, they can retain their membership for the following year.

●	The member can choose to view our product offerings on our user-friendly app interface by accessing our various sales formats, such as flash sale (特卖), and channels (频道). See “—Our Product Offerings—Sales Formats.”

●	The member can click on the desired product to view detailed product description and a short video that showcases the product and consider whether to make the purchase. In addition to the attractive price, the app also offers features to encourage the member to recommend his/her family, friends or other social contacts to purchase our products. In the product listings, the member can see the amount of incentives he/she will earn if someone purchases products via the links he/she shares through his/her social network. Our app provides the member with ready-to-use promotional materials containing product description, short videos and reviews, which can be easily posted on social network platforms such as WeChat, QQ and Weibo with the seamless integration of our platform with such social network platforms. The member may also create promotional materials on his/her own and share them with other members.

●	We also provide our members with community features to see what other members are buying and the sharing of their shopping experience, including product reviews, photos and short videos. In 2019 we introduced the live streaming function where members can host live video broadcasts to express their opinions on, share their experience with and promote to other members products on our platform. During the live streaming session, as the host member is sharing his/her experience and interacting with other users viewing the session, direct links to the products being discussed are displayed on the screen to facilitate convenient purchasing of the products. Similar to product referrals made by members via their social networks, the live streaming hosts receive referral incentives for products sold via their live broadcasts. In 2022, we strategically upgraded live streaming by emphasizing the development of short videos and content marketing in order to improve viewer conversion efficiency. By creating shorter, more digestible videos, we effectively retain those viewers who may not have enough time or patience to watch longer content.

●	We cater to the needs of our members by featuring popular and in-demand products in dedicated channels, making it easier for members to find what they are looking for. We also stay up to date with seasonal trends in our product offerings.

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

Members

One can become a member of our platform by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the Yunji app. Previously, the invitee can then become a member through purchasing a membership package, which consists of a set of selected products or services and access to the Yunji app containing membership benefits and features. Membership packages are offered at a fixed price, depending on the different selection of products or services included in the package. Starting from March 2025, users can become a member by purchasing an RMB198 membership package, which is valid for one year. If their annual spending reaches a specified amount within the year, they can retain their membership for the following year. We may further refine and develop our membership enrollment and benefits system to expand our membership base and incentivize existing members to maximize their benefits by sharing product links through their social networks. Our members enjoy more benefits than non-member users when purchasing products on our platform, and receive incentives for promoting and initiating transactions of our products through their social networks, as well as for inviting new members to our platform.

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

Our members generally come from middle-class households and make purchase decisions for their respective households. The majority of our members are female. Our members typically spend much time on social networks and take an interest in discussing trends and sharing shopping experience and product information among their social contacts both online and offline. We offer social experience as an integral part of our member experience. Our members not only enjoy shopping as supported by membership benefits and features on our platform, but also can become more involved in the promotion of our products and platform and the building of our member community. Many of our members promote our products via their social networks, and some of them become influential opinion leaders within their social networks affecting the consumption preferences of many others. Our members also form groups and engage in interactive activities both online and offline based on their existing social network, geographic locations and interests, which allow them to obtain relevant product information more easily, establish trust relationships among themselves and keep them engaged with our platform. We facilitate member groups to provide support to members and enable further communication among members. The grouping system helps us enhance member engagement and promote community value. In particular, we encourage members to form neighborhood-based groups based on geographic proximity which allows for easier and more frequent organization of offline events to foster social interaction and enhance the trust relationship among our members. The majority of our offline events were not intended to drive product sales or promotions, but instead to provide our members with opportunities to learn something new, share their experience and better interact with each other. As a result, our offline events have attained positive feedback from our members and have played a key part in the continual enhancement of member engagement and loyalty on our platform. In 2024, we had approximately 71.9% repeat purchase rate from our transacting members. We define transacting member in a given period as a member who successfully promotes our products to generate at least one order or places at least one order on our platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned. We calculate the repeat purchase rate for a given period by dividing the number of transacting members who purchased not less than twice by the total number of transacting members during such period.

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

As of December 31, 2024, our members were served by more than 117 thousand service managers. Service managers provide training and support to our members, including teaching members how to use our apps and platform, responding to questions from members on a daily basis, and organizing both online and offline training courses to share their sales experience. Service managers also facilitate members’ product sales, including monitoring and collecting member feedback on a real-time basis, designing and implementing marketing strategies for popular products in the member group, and helping to address member queries related to our products.

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

Our Product Offerings

We offer broad coverage of product categories from mainstream brands, emerging brands and private labels on our platform under the combination of our merchandise sales business and our marketplace business with an aim of catering to the various daily needs of our users and their households, including beauty and personal care, healthcare products, household goods, apparel, shoes and bags, beverage, food and fresh produce, computer, electronics and home appliances, childcare products, baby and maternity products. Our top product categories that each contributed to more than 10% of our GMV are (i) beauty and personal care, food and fresh produce, apparel, bags and cases in 2022, (ii) beauty and personal care, food and fresh produce, apparel and shoes and bags, household goods in 2023, and (iii) beauty and personal care, food and fresh products, apparel and shoes and bags, and household goods in 2024, while each of the other product categories contributed less than 10% of our GMV in each of 2022, 2023 and 2024. Within each product category, we offer carefully curated items meeting the preferences of our users with attractive pricing. In December 2022, December 2023 and December 2024, we offered an average of 7,631, 5,785, and 3,679 SPUs for sale on our platform on a daily basis, respectively. In December 2022, December 2023 and December 2024, products offered under our marketplace business accounted on average for 83%, 83% and 84% of SPUs for sale on our platform on a daily basis, respectively.

Product and Supplier Selection

For our merchandise sales business, our product procurement team, consisting of 150 employees as of December 31, 2024, possess extensive knowledge and understanding of existing and potential users’ needs and preferences, and our big data capabilities enable us to better analyze market trends and understand customer behavior. We reflect such knowledge and understanding in product selection and when working with our suppliers and when developing our private labels. This customer-to-manufacturer (C2M) model allows us to source products in response to evolving customer needs and preferences, and enable us to help our suppliers, especially our manufacturing partners, provide products better designed for end customers and manage regional inventory storage. From time to time, we are directly involved in the product design process of our manufacturing partners. We review and continually monitor the performance of each SPU based on a few key dimension, in particular revenue contribution and margin, and suspend and replace SPUs with poor performance each month.

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

In addition, we engage in minority-interest equity investments in high-quality manufacturers and innovative brands, combining their unique manufacturing capabilities and supply channels with our deep understanding of end customers through our various user analytics to develop innovative products through private labels specifically designed to meet the demands of our members and users, such as Yunji exclusive products. In addition to financial support, we also help to channel traffic to the products produced by such joint venture brands to help our members and users gain easy access to these quality products while also promoting the growth of such brands. In this way, we empower our manufacturer and brand partners with products improvement advices based on our understanding of market trends and insights on customer behavior and precise marketing and customer education through our active communities. Our suppliers and third-party merchants included merchants of mainstream brands and emerging brands and manufacturing partners we cooperate with. Our private labels include Suye, Qing Zi Yang, Yuan Sheng Huang, Unibeauty, P&S, Li Ba Tian, Bai Yue Shan and Pinzhi500, among others. In particular, in 2021, we launched several private label food brands to sell high-quality food products and strengthen our food category offerings. Some of the products under our private labels are also offered and sold on other third-party e-commerce platforms and live streaming platforms such as Tmall and Douyin.

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

Warehouses

We strategically select the locations for warehouse facilities and choose the type of warehouse facilities at these locations based on the density of orders we expect to be fulfilled. As of December 31, 2024, warehouse facilities in our fulfillment network included two central warehouse, six regional warehouses, with an aggregate gross floor area of approximately 15,000 square meters in eight cities. We have been integrating and consolidating our warehouse facilities to enhance the efficiency in fulfilling orders placed from all areas in China under our merchandise sales business.

We cooperate with third-party vendors to operate our warehouse facilities. As of December 31, 2024, all of the eight warehouses we use were operated by third-party vendors. We establish our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis.

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

We use the multi-modal capabilities of AI to conduct innovative exploration in the service manager shopping guide scenario. By combining the characteristics of shopping guides and service managers, we create a more accurate and efficient AI-driven shopping guide model to help users quickly screen products and reduce decision-making costs. This not only improves the user’s shopping experience, but also empowers service managers’ sales. For service managers who are not capable of creating and editing short videos, we have developed AI tools to help customers create promotional video clips using virtual figures. By integrating product details provided by suppliers and our real using experience, AI tools can quickly edit clips for service managers and greatly lowering the threshold for short video content creation. This move enables our service managers to enter the field of short video sales more easily and attract more customers. We also apply AI technology to professional training for service managers. For example, AI health nutritionists help service managers quickly master professional knowledge in the high-gross-margin health care products and improve business competitiveness. At the same time, we provide a group of service managers with systematic training in short video creation capabilities, and use the advantages of AI technology in short video understanding and coaching to reduce learning barriers and costs. Compared with traditional short video training, AI’s instant feedback and personalized guidance make our courses more competitive and provide strong support for service managers. Our current AI implementation focuses on applying AI solutions to enhance operational efficiency. We remain committed to ensuring all AI applications adhere to legal, regulatory, and ethical standards.

With access to robust datasets, we believe we are in a strong position to capitalize on the use of AI and machine learning technologies in the new e-commerce arena. To date, we have applied various AI and machine learning technologies on our platform in multiple areas, such as personalization of product recommendation, intelligent inventory management, automated risk assessment, automated fulfillment process, and automated question answering. We will continue to explore the application of the big data and AI technologies on our platform and use them in more areas such as intelligent customer services to enhance user experience.

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

Our Technology Team

We invest significant resources in research and development to improve our technology and develop solutions supporting our platform operations. We incurred RMB81.4 million, RMB53.5 million and RMB45.6 million (US$6.3 million) of technology and content expenses in 2022, 2023 and 2024, respectively.

Our technology team primarily consists of four groups. We have a team of engineers who focus on the development and implementation of new functions or features of our transaction and supply chain management systems. We have a team of research and development personnel who focus on technology development and providing user support services. A team of data scientists who leverage big data analytics to support our business decision making. We also have a team of IT personnel who provide internal system maintenance and system operations and development. As of December 31, 2024, our technology team had a total of 59 personnel.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2024, we owned 108 computer software copyrights in China relating to various aspects of our operations and maintained 1,294 trademark registrations inside China and 48 trademark registrations outside China. As of December 31, 2024, we had 55 trademark applications inside China. As of December 31, 2024, we had 6 patent applications pending in China. As of December 31, 2024, we had registered 53 domain names, including www.yunjiglobal.com, among others.

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

Regulations Relating to Foreign Investment

Guidance Catalog of Industries for Foreign Investment

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by (i) the 2024 Negative List, which was jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission on September 6, 2024 and took effect on November 1, 2024, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission on October 26, 2022 and took effect on January 1, 2023. Industries that are not listed in either the 2024 Negative List or the 2022 Encouraged Catalog are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. According to the 2024 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center). As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and the joint ventures are required to obtain approval from the Ministry of Commerce and the Ministry of Industry and Information Technology for their incorporation and business operations.

In order to coincide with the implementation of the Foreign Investment Law and the Implementation Rules of Foreign Investment Law, the Ministry of Commerce and the State Administration for Market Regulation promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No.62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the Ministry of Commerce on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SMAR on December 28, 2019 further refine the related rules. On April 9, 2024, the Department of Foreign Investment of the Ministry of Commerce responded publicly on the official website that, after the implementation of the PRC Foreign Investment Law in 2020, the competent department of the Ministry of Commerce no longer reviews or files the establishment and changes of foreign-invested enterprises. The merger and acquisition of domestic enterprises by foreign investors should comply with the other requirements of the M&A Rules except for the approval procedure.

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

Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested enterprises, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. In June 2015, the Ministry of Industry and Information Technology issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, allowing foreign investors to own more than 50% of equity interest in an operator that “conducts e-commerce” business. However, other requirements provided by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

To comply with PRC laws and regulations, we rely on contractual arrangements with the VIE to operate our e-commerce business in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which is not as effective as direct ownership.”

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

Company Law

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended Company Law of the PRC, which took effect on July 1, 2024. Foreign-invested companies must comply with the amended PRC Company Law, unless otherwise stipulated. Among others, the amended PRC Company Law introduces a rule requiring the registered capital of limited liability companies to be fully paid within five years as of the date of establishment, which applies to all PRC limited liability companies. Companies incorporated before the promulgation and implementation of the amended PRC Company Law are required to gradually adjust to meet the deadline. Pursuant to the Provisions on the Implementation of the Registered Capital Registration System under the PRC Company Law, promulgated by the State Council on July 1, 2024, for limited liability companies that were registered and established before June 30, 2024, if the remaining period for the subscribed capital contribution extends beyond five years from July 1, 2027, such companies shall revise the remaining subscribed capital contribution period to not exceed five years and make the corresponding amendments to their articles of association by no later than June 30, 2027. For stock corporations that were registered and established before June 30, 2024, the promoters shall fully pay the subscribed share capital by June 30, 2027. In consequence, we may be required to accelerate payment of capital contributions towards the registered capital of our PRC subsidiaries and joint ventures.

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

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, which was most recently amended in December 2024. Under these measures, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” Commercial internet information services operators shall obtain an ICP License from the relevant government authorities within China.

Jishang Preferred, a wholly-owned subsidiary of Yunchuang Sharing, holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries). Zhejiang Jixiang, a wholly-owned subsidiary of Yunchuang Sharing, holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries). Hangzhou Chuanchou, a wholly-owned subsidiary of Yunji Preferred, holds a VATS License for information services (internet information services only). Yunji Preferred holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries).

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

Pursuant to the Provisions on the Administration of the Publication Market, an entity engaged in the wholesale or retail of publications shall obtain an operation permit for publications. If an entity fails to obtain operation permit for publications, it may be subject to an order to cease illegal acts, fines or confiscation of illegal gains and devices, equipment used for the illegal business operation. In cases where an entity that is engaged in the distribution of publications via the internet or other information networks within the approved business scope has obtained the operation permit for publications, such entity shall complete its record-filing formalities with the publication administrative department that has approved its business scope within 15 days after launching its online distribution business. Zhejiang Jiyuan holds an operation permit for publications whose scope includes online and retail sales of publications. Zhejiang Jixiang holds an operation permit for publications whose scope includes retail of publications and online publishing and has not completed on-line platform filing for distributing publications on the online platform, since such filing for online distribution business has not been open for trading platform services provided through mobile applications like Yunji app in practice. Zhejiang Jixiang will submit its record-filing application with the competent authority for providing services for distribution of publications as soon as practical.

Filing by Third-Party Platforms Providers for Medical Device Online Trading Services and by Sellers of Medical Devices via Online Trading

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated on January 4, 2000 and most recently amended on December 6, 2024 by the State Council, an enterprise engaging in the operation of medical devices shall have business premises and storage facilities suitable for the operation scale and scope, and shall have quality control mechanism or personnel suitable for the medical devices it operates. An enterprise engaged in the distribution of class two medical devices shall complete record-filing formalities with the drug regulatory department of the municipal government and provide supporting materials to satisfy the conditions of engaging in the operation of medical devices, while an enterprise engaged in the distribution of class three medical devices shall apply for an operation permit with the drug regulatory department of the municipal government and provide supporting materials to satisfy the conditions of engaging in the operation of medical devices. Each of Zhejiang Jixiang and Jishang Preferred has completed the record-filing of third-party platforms providing online trading service for medical devices. Our PRC subsidiaries, including but not limited to Zhejiang Jiyuan, Zhejiang Jixiang, Jishang Preferred, and Youji Supply Chain, have completed the record-filing for the operation of class two medical devices.

The former China Food and Drug Administration, which has been merged into the State Administration for Market Regulation, promulgated the Measures for the Supervision and Administration of Online Sale of Medical Devices, in December 2017, which became effective in March 2018, and the Administrative Measures for Online Drug Information Service, or the Measures for Online Drug Information Service, in July 2004 and amended in November 2017. Pursuant to these measures, a provider of a third-party platform for online trading services for medical devices shall complete filing procedures with the competent provincial food and drug administrative department and obtain an Internet Pharmaceutical Information Services Qualification Certificate. A provider of a third-party platform for online trading services for medical devices that fails to complete the filing in accordance with these measures may be ordered by the competent provincial food and drug administrative department to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of not exceeding RMB30,000. In the case of any engagement in the online drug information service without obtaining a valid Internet Pharmaceutical Information Services Qualification Certificate, the provider of a third-party platform may be subject to an order to cease illegal acts and a warning by the competent administrative authority.

Pursuant to the Measures for the Supervision and Administration of Online Sale of Medical Devices and the Measures for Online Drug Information Service, a seller of medical devices via online transactions shall complete record-filing procedures with the competent food and drug administrative department, or such seller may be ordered to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of up to RMB10,000. Jishang Preferred obtained the Internet Pharmaceutical Information Services Qualification Certificate in March 2019, which has been renewed on March 25, 2024, and completed the record-filing application for its online trading services for medical devices in April 2019. Zhejiang Jixiang obtained the Internet Pharmaceutical Information Services Qualification Certificate in August 2019, which has been renewed on August 5, 2024, and completed the record-filing application for its online trading services for medical devices in August 2020.

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. On June 7, 2023, the State Administration for Market Regulation promulgated the Administrative Measures on Food Operation Licensing and Filing, which took effect on December 1, 2023. Pursuant to the Administrative Measures on Food Operation Licensing and Filing, an enterprise needs to obtain a Food Operation Permit from the local State Administration for Market Regulation except for the sale of prepackaged food only, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. Enterprises that only sell prepackaged food shall file with the local State Administration for Market Regulation. On October 13, 2023, the State Administration for Market Regulation issued the Notice on the Issuance of Compliance Guidelines for Special Food Safety in Online Sales, which further supplemented and detailed the food safety responsibilities that should be borne by third-party platforms for online food transactions. Our PRC subsidiaries, including but not limited to Jishang Preferred, Zhejiang Jiyuan and Youji Supply Chain, hold the Food Operation Permit. The VIE and its subsidiaries, including but not limited to Zhejiang Jixiang, Yunji Preferred and Hangzhou Chuanchou, hold the Food Operation Permit.

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

Licenses Relating to Internet Audio-Visual Program Services

The former State Administration of Radio Film and Television, which is the predecessor of the National Radio and Television Administration and the former Ministry of Information Industry jointly issued the Administrative Regulations on Internet Audio-Visual Program Service, or the Internet Audio-Visual Program Regulations, in December 2007 which became effective as of January 31, 2008 and was subsequently amended in August 2015. The Internet Audio-Visual Program Regulations define “internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the internet, and providing uploading and audio-video programs transmission services to a third party. Entities engaging in internet audio-visual programs services must obtain the internet audio-visual program transmission license, or the Audio-Visual License issued by the National Radio and Television Administration, which is only issued to state-owned or state-controlled entities unless the license applicants have obtained internet audio-visual program transmission licenses prior to the promulgation of the Audio-visual Program Regulations in accordance with the then-in-effect laws and regulations. According to the Categories of the Internet Audio-Video Program Services (Trial) promulgated by the State Administration of Radio Film and Television in March 2017, “aggregation of internet audio-visual programs” means “editing and arranging the internet audio-visual programs on the same website and providing searching and watching services to public users”, which falls into the definition of the aforementioned “internet audio-visual programs services.” As of the date of this annual report, we have not obtained the Audio-Visual License for our business, and are not qualified to apply for the Audio-Visual License according to currently applicable law.

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

Zhejiang Jixiang updated ICP filing in August 2022 and April 2024, and obtained the VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries) on April 12, 2024. Zhejiang Jixiang has also obtained the Production and Operation of Broadcasting and Television Programs Permit in April 2021, which was renewed on April 1, 2023 and will be valid until March 31, 2025.

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

Regulations Relating to OEM Production and Labeling of Domestic Cosmetic Products

The Regulations on the Supervision and Administration of Cosmetics was promulgated by the State Council on June 16, 2020 and become effective from January 1, 2021. These regulations clarify or amend certain provisions including, without limitation, the followings:

(i) Responsibilities of the different parties in the operation of cosmetics. Firstly, these regulations for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety re-evaluation of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or filing the record for cosmetics shall be subject to the supervision of the National Medical Products Administration. Secondly, an applicant for registration or record-filing of cosmetics may entrust another enterprise (OEMs) with the production of cosmetics. The OEMs shall obtain the corresponding license for production of cosmetics and shall carry out production in accordance with the laws, regulations, mandatory national standards, technical specifications and contractual agreements, and be responsible for production activities and accept the supervision of the applicant for registration or record-filing of cosmetics. With respect to our business operation, we will act as the applicant for registration or record-filing of cosmetics under these regulations and undertake main responsibilities for quality, safety and effectiveness claims of our cosmetics products as necessary.

(ii) Categories of cosmetics. Cosmetics are divided into special cosmetics and ordinary cosmetics. Special cosmetics refer to cosmetics for hair dye, hair perm, freckle removal and whitening, sun protection and hair loss prevention as well as those purporting to have new functions and effects, and ordinary cosmetics refer to cosmetics other than special cosmetics. The production and import of special cosmetics shall be registered with the National Medical Products Administration. The production and import of ordinary cosmetics is subject to the record-filing administration. As of the date of this annual report, each of Suye and P&S products has completed its registration of special cosmetics and record-filing of ordinary cosmetics by Shanghai Suye, Youji Supply Chain and their relevant OEMs (as the case may be).

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

On March 15, 2021, the State Administration for Market Regulation issued the Measures for the Supervision and Management of Online Trading, or the Online Trading Measures, which became effective from May 1, 2021. The Online Trading Measures implements relevant legislative principles and purpose of the E-Commerce Law and refines a series of relevant laws and regulations. It further specifies the responsibilities of online trading platform operators and the requirements for protecting online consumers’ rights and interests.

Regulations Relating to Pyramid Selling in the PRC

The Regulations on the Prohibition of Pyramid Selling, that were promulgated by the State Council in August 2005 and became effective in November 2005, prohibit pyramid selling activities. According to the Regulations on the Prohibition of Pyramid Selling, the following activities taken by organizers or operators are considered as “pyramid selling”: (i) taking in new members and compensating each member by giving material awards or other financial benefits, based upon the number of new members directly or indirectly introduced by such member on a rolling basis, so as to gain illegal benefits; or (ii) requesting a sum of money as entry fee or as a condition to membership for new members, either directly or through purchasing commodities, so as to gain illegal benefits; or (iii) requesting members to introduce additional members to establish a multi-level relationship and compensating each member based on the level of sales generated by the additional members introduced by such member, so as to gain illegal benefits. The PRC laws and regulations have not defined “illegal benefit” and the determination of gaining “illegal benefit” is to a large extent subject to discretionary view of the competent authorities in the PRC. Any individual or entity engaging in organization of pyramid selling may be subject to confiscation of illegal gains and fines ranging from RMB0.5 million to RMB2.0 million (US$0.3 million), and even criminal liabilities if a crime is constituted. On March 23, 2016, the former State of Administration of Industry and Commerce (which has been merged into the State Administration for Market Regulation) promulgated the Risk Warning for New Types of Pyramid Selling, which provides that if an activity satisfies the three features stated above at the same time, it will be identified as pyramid selling, regardless of whether any illegal benefit is obtained.

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

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the Cyberspace Administration of China. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof. On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-bound Data Flows, which streamline and provide clarity to the governance framework for outbound data transfer. According to these Provisions, the data processors shall identify and declare important data in accordance with relevant provisions. If the data has not been informed or publicly announced as important data by relevant authorities or region, data processors are not required to report security assessment for its outbound data transfer as important data. This Provisions also establish specific exemptions for the outbound data transfer. For instance, data collected and generated in international trade, transnational transportation, academic cooperation, global manufacturing and marketing, which does not contain personal information or important data, is now exempted from compliance requirement of outbound data transfer, such as security assessment for outbound data transfer, the execution of standard contracts for outbound personal information transfer, or the authentication process for personal information protection. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

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

On September 24, 2024, the State Council issued the Cyber Data Security Regulation, which came into effect from January 1, 2025. The Cyber Data Security Regulation stipulated certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further shed light on the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers. The Cyber Data Security Regulation required, among others, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with relevant PRC regulations.

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

Regulations Relating to Payment Services

In June 2010, the People’s Bank of China issued the Administrative Measures for the Payment Services of Non-Financial Institutions, which was amended in April 2020. On December 9, 2023, the State Council promulgated the Regulations on the Supervision and Management of Non-Bank Payment Institutions, which came into effect on May 1, 2024. On July 9, 2024, the People’s Bank of China issued the Detailed Rules for the Implementation of the Regulations on the Supervision and Management of Non-Bank Payment Institutions, which came into effect on the same day and replaced the Administrative Measures for the Payment Services of Non-Financial Institutions. Under these rules, a non-bank institution must obtain a payment business license, or Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-bank institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by the People’s Bank of China. Without the People’s Bank of China’s approval, no non-bank institution or individual may engage in payment business whether explicitly or in a disguised form.

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

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were implemented in January 1, 2009 and latest amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On December 25, 2024, the Standing Committee of the National People’s Congress of the PRC promulgated the Value-Added Tax Law of the PRC, which will become effective on January 1, 2026 and the above provisional regulations will be superseded. The Provisional Regulations of the PRC on Value-added Tax, the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax and the Value-Added Tax Law of the PRC, collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. On March 31, 2019, the Ministry of Finance, the State Administration of Taxation and General Administration of Customs jointly issued the Announcement on Relevant Polices for Deepening Value-added Tax Reform, or Announcement No. 39. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. According to Announcement No. 39, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013, 2018 and 2023, the latest amendment of which took effect on July 1, 2024, and the Foreign Investment Law, which took effect on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Anti-monopoly

On August 30, 2007, the SCNPC adopted the PRC Anti-Monopoly Law, which was recently amended on June 24, 2022 and became effective on August 1, 2022. According to the PRC Anti-Monopoly Law and other regulations, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the PRC Anti-Monopoly Law enforcement authority under the State Council. The fines for illegal concentration of business operators shall be “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” Pursuant to the PRC Anti-Monopoly Law, the authority may require the operators to make a declaration where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

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

On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce jointly issued the 2024 Negative List, which became effective on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC, as approved by the State Council, released the Overseas Listing Trial Measures. According to the Overseas Listing Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Overseas Listing Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Overseas Listing Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Overseas Listing Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Overseas Listing Trial Measures also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Overseas Listing Trial Measures.

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

The chart below summarizes our corporate structure, including our principal subsidiaries, the VIE and the VIE’s principal subsidiaries, as of the date of this annual report:

Yunji Inc
(Cayman Islands)
Yunji Holding Limited
(Hong Kong)
Outside
Mainland
China
Desking Technology(HK) Co., Limited
(Hong Kong)
Yunji Hongkong Limited
(Hong Kong)
Inside
Mainland
China
Zhejiang Fengji Technology Co., Ltd.
("Zhejiang Fengji")
Zhejiang Yunlian Technology Information Co., Ltd.
("Zhejiang Yunlian")
Zhejiang Yunding Technology Information Co., Ltd.
("Zhejiang Yunding")
Hangzhou Yunchuang Sharing Network Technology Co.,Ltd.
("Yunchuang Sharing")
Zhejiang Yunji Preferred E-Commerce Co., Ltd (1)
("Yunji Preferred")
Zhejiang Youji Supply Chain Management Co., Ltd.
("Youji Supply Chain")
Zhejiang Yunxuan Supply Chain Management Co., Ltd.
("Youji Yunxuan Chain")
Hangzhou Jichuang Network Technology Co., Ltd.
("Hangzhou Jichuang")
Zhejiang Jishang Preferred E-Commerce Co., Ltd.
("Jishang Preferred")
Zhejiang Jiyuan Network Technology Co.,Ltd.
("Zhejiang Jiyuan")
Shanghai Suye Cosmetics Co., Ltd
("Shanghai Suye")
Hangzhou Chuanchou Network Technology Co.,Ltd.
("Hangzhou chuanchou")
Yunji SharingTechnology Co.,Ltd.
("Yunji Sharing")
Hangzhou Jiweixiang Food Co., Ltd
Zhejiang Jixiang E-Commerce Co., Ltd.
("Zhejiang Jixiang")
95%
Ningbo Meishan Bonded Port Zone Jichuang Taihong Venture Capital Partnership (Limited Partnership) (2)
("Ningbo Meishan")
Equity Interest (100% unless otherwise specified)
Contractual agreements

Notes:

(1)	Mr. Shanglue Xiao and Mr. Shangce Xiao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao is beneficial owner of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company. Mr. Shangce Xiao is a relative of Mr. Shanglue Xiao.

(2)	Zhejiang Jixiang holds 95% of the equity interest in Ningbo Meishan, and the remaining 5% equity interest in Ningbo Meishan is held by Ningbo Meishan Bonded Port Zone Jichuang Investment Partnership (Limited Partnership), in which Hangzhou Jichuang and Mr. Shanglue Xiao each hold of 95% and 5% of the equity interests, respectively.

The following is a summary of the currently effective contractual arrangements relating to Yunji Preferred.

Contractual Arrangements with the VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Yunchuang Sharing, or our WFOE, is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in China through the VIE based on a series of contractual arrangements by and among Yunchuang Sharing, or our WFOE, the VIE and its shareholders. Historically, we also maintained contractual arrangements by and among (i) our WFOE, Yunji Sharing and its shareholders and (ii) our WFOE, Hangzhou Chuanchou and the shareholder of Hangzhou Chuanchou. In order to streamline our corporate structure, in December 2023, our WFOE acquired Yunji Sharing by purchasing all equity interests held by the shareholders in Yunji Sharing. Accordingly, the contractual arrangements with Yunji Sharing and its shareholders were effectively terminated in December 2023. In May 2024, the VIE acquired Hangzhou Chuanchou by purchasing all equity interests held by the shareholder in Hangzhou Chuanchou and Hangzhou Chuanchou has since become a wholly owned subsidiary of the VIE. Accordingly, the contractual arrangements with Hangzhou Chuanchou and its shareholder were effectively terminated in May 2024.

Our contractual arrangements with the VIE and its shareholders allow us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat them and its subsidiaries as the consolidated VIE under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP for accounting purposes.

Agreements that enable us to direct the activities of the VIE

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

We have completed the registration of the equity interests pledged under the amended and restated equity interest pledge agreements in relation to Yunji Preferred with the local office of the State Administration of Market Regulation.

Agreements that allow us to receive economic benefits from the VIE

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

Agreements that provide us with the option to purchase the equity interests in and assets of the VIE

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the structure of the VIE in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements between our WFOE, the VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

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

As of December 31, 2024, warehouse facilities in our fulfillment network included two central warehouse and six regional warehouses in China. We engage third-party vendors for all of our warehouse facilities in eight cities with an aggregate floor area of approximately 15,000 square meters, including providing physical space for such facilities and operating the day-to-day activities of such facilities.

In June 2024, we won the bid for a parcel of land located in Xiaoshan District, Hangzhou, China, covering approximately 10 thousand square meters, or the Hangzhou Land Parcel, and entered into an agreement with the local government to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB171.5 million. We intend to construct a new office building on the Hangzhou Land Parcel to use it as our new headquarters and also lease offices to external parties. In November 2024, we entered into a engineering, procurement, and construction contract with Zhejiang Southeast Space Frame Co., Ltd., or the contractor, with a contract duration of 720 days and a total consideration of approximately RMB 210 million. The contractor is responsible for the construction of two office buildings, along with ancillary commercial facilities and underground parking, excluding specific exempted items.

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

Our total revenues were RMB1,154.1 million, RMB640.2 million and RMB417.7 million (US$57.2 million) in 2022, 2023 and 2024, respectively. We recorded net loss of RMB138.4 million in 2022, net loss of RMB165.1 million in 2023, and net loss of RMB123.1 million (US$16.9 million) in 2024.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to engage and retain members and users and increase their activities

Engaging and retaining users have been one of our key focuses since our inception. We measure our effectiveness in engaging and retaining users through the key performance indicator of average spending per buyer, which is calculated by dividing total GMV in that period by the number of buyers in the same period. We believe this metric more accurately reflects our ability to increase member and user activities and loyalty and bring value to members and users through carefully curated products, compared to other metrics we historically used such as number of buyers and number of orders fulfilled. Our average spending per buyer was RMB1,658, RMB1,195 and RMB901 in 2022, 2023 and 2024, respectively. Our average spending per buyer decreased from 2022 to 2023, primarily due to the negative impact of COVID-19 on the Chinese economy which led to a reduction in consumer demand, as individuals focused on stockpiling essential goods with lower unit prices. Over average spending per buyer decreased from RMB1,195 in 2023 to RMB901 in 2024, primarily due to soft consumer sentiment. Furthermore, the pandemic influenced consumer confidence and altered consumption habits.

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

Our ability to manage product offerings and supply chain

Our results of operations are also affected by whether we can successfully implement our product selection strategy and manage our product offerings. We offer broad coverage of product categories to cater to the various daily needs of our users and their households, but provide carefully curated items within each category to meet the preferences of our users. In December 2024, we offered an average of 3,679 SPUs on our platform on a daily basis, including products of mainstream brands, emerging brands and our own brands. We review and continually monitor the performance of each SPU, supplier and third-party merchant, and carefully manage the mix of products we offer, based on a number of metrics such as the preferences of users, revenue contribution and margin.

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

Our ability to fulfill orders cost-effectively

Our results of operations depend in part on our ability to fulfill orders quickly and accurately, as it is an important part of a compelling customer experience. We provide centralized and comprehensive fulfillment and customer service to users primarily through collaboration with contracted third-party vendors. As of December 31, 2024, warehouse facilities in our fulfillment network included two central warehouse and six regional warehouses, with an aggregate gross floor area of approximately 15,000 square meters in eight cities. In the first quarter of 2019, we launched our marketplace business, allowing third-party merchants to sell their products on our platform and pay commissions on their sales to us. Unlike our merchandise sales business where we handle the fulfillment process for the products sold, substantially all of the third-party merchants under our marketplace business handle the fulfillment logistics for their products sold on our platform, thereby lessening the demand for our fulfillment services. We have primarily relied on third-party logistics service providers to operate the warehouses and provide last-mile delivery, and third-party online payment platforms to provide various payment options.

Key Components of Results of Operations

Revenues

Revenues are comprised of sale of merchandise, net, marketplace revenue and other revenues. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sale of merchandise, net	965,796	83.7	500,651	78.2	330,535	45,283	79.1
Marketplace revenue	170,561	14.8	130,188	20.3	79,466	10,887	19.0
Other revenues(1)	17,757	1.5	9,370	1.5	7,650	1,048	1.8
Total	1,154,114	100.0	640,209	100.0	417,651	57,218	100.0

Notes:

(1)	Starting from 2021, revenue from membership program is combined into other revenues and is no longer a separate revenue line. Revenue breakdown for previous years presented in this annual report have been adjusted to be presented in the same manner.

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

Other revenues include revenues from membership program and revenues earned on net basis from sales of certain products on our platform, such as air tickets. We earn membership fees from our members, who pay a fixed fee in exchange for (1) a package of selected products, (2) the right to receive member exclusive discounts for products sold on our flagship Yunji app, (3) access rights to our flagship Yunji app and its member-exclusive features, (4) the right to receive units of Yun-coin upon a successful new member referral, (5) member exclusive training, and (6) certain units of Yun-coin. Yun-coin can only be used as credits when making purchases on our platform, with one unit of Yun-coin representing RMB1.00. Yun-coins cannot be redeemed for cash. Members may transfer Yun-coins to others for free. Starting from March 2025, users can become a member by purchasing an RMB198 membership package, which is valid for one year. If their annual spending reaches a specified amount within the year, they can retain their membership for the following year.

Operating Cost and Expenses

Operating cost and expenses consist primarily of cost of revenues, fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating Cost and Expenses:
Cost of revenues	651,578	56.5	332,774	52.0	211,311	28,949	50.6
Fulfillment	160,680	13.9	107,472	16.8	76,126	10,429	18.2
Sales and marketing	214,783	18.6	121,039	18.9	96,965	13,284	23.2
Technology and content	81,382	7.1	53,490	8.4	45,627	6,251	10.9
General and administrative	145,857	12.6	120,951	18.9	130,462	17,873	31.2
Total	1,254,280	108.7	735,726	114.9	560,491	76,786	134.2

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

Our other PRC subsidiaries, the VIE and its subsidiaries are subject to the statutory income tax rate of 25%.

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

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(In thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues:
Sale of merchandise, net	965,796	500,651	330,535	45,283
Marketplace revenue	170,561	130,188	79,466	10,887
Other revenues(1)	17,757	9,370	7,650	1,048
Total revenues	1,154,114	640,209	417,651	57,218
Operating cost and expenses(2):
Cost of revenues	(651,578)	(332,774)	(211,311)	(28,949)
Fulfillment	(160,680)	(107,472)	(76,126)	(10,429)
Sales and marketing	(214,783)	(121,039)	(96,965)	(13,284)
Technology and content	(81,382)	(53,490)	(45,627)	(6,251)
General and administrative	(145,857)	(120,951)	(130,462)	(17,873)
Total operating cost and expenses	(1,254,280)	(735,726)	(560,491)	(76,786)
Other Operating Income(3)	21,599	14,898	6,544	896
Loss from operations	(78,567)	(80,619)	(136,296)	(18,672)
Financial (expense)/income, net	(14,356)	(60,226)	17,333	2,375
Foreign exchange (loss)/income, net	(15,697)	(6,743)	2,127	291
Other non-operating income/(loss), net	2,072	(2,405)	785	108
Loss before income tax expense, and equity in income of affiliates, net of tax	(106,548)	(149,993)	(116,051)	(15,898)
Income tax expense	(24,791)	(7,851)	(2,009)	(275)
Equity in loss of affiliates, net of tax	(7,051)	(7,276)	(5,061)	(693)
Net loss	(138,390)	(165,120)	(123,121)	(16,866)

Notes:

(1)	Starting from 2021, revenue from membership program is combined into other revenues and is no longer a separate revenue line. Revenue breakdown for previous years presented in this annual report have been adjusted to be presented in the same manner.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(In thousands)
Sales and marketing	539	(417)	114	16
Technology and content	4,388	1,554	1,450	198
General and administrative	23,994	503	774	106
Fulfillment	1,229	(2,525)	92	13
Total	30,150	(885)	2,430	333

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues decreased by 34.8% from RMB640.2 million in 2023 to RMB417.7 million (US$57.2 million) in 2024, primarily due to soft consumer confidence and our continued strategy to refine our product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

Our average spending per buyer decreased from RMB1,195 in 2023 to RMB901 in 2024, primarily due to soft consumer sentiment. Furthermore, the pandemic influenced consumer confidence and altered consumption habits.

●	Revenue from sale of merchandise, net. Our revenue from sale of merchandise, net decreased by 34.0% from RMB500.7 million in 2023 to RMB330.5 million (US$45.3 million) in 2024, primarily due to soft consumer confidence and our continued strategy to refine our product selection across all categories and optimize our selection of suppliers and merchants, which had a near-term impact on sales.

●	Revenue from marketplace business. Revenue from the marketplace business decreased by 38.9% from RMB130.2 million in 2023 to RMB79.5 million (US$10.9 million) in 2024, primarily due to our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of soft consumer confidence.

●	Other revenues. Other revenues decreased by 17.2% from RMB9.3 million in 2023 to RMB7.7 million (US$1.0 million) in 2024.

Operating cost and expenses

Our total operating cost and expenses decreased by 23.8% from RMB735.8 million in 2023 to RMB560.5 million (US$76.8 million) in 2024. This decrease was due to decreases in most of our operating cost and expenses line items.

●	Cost of revenues. Our cost of revenues decreased by 36.5% from RMB332.8 million, representing 52.0% of our total revenues, in 2023 to RMB211.3 million (US$28.9 million), representing 50.6% of our total revenues, in 2024, which was mainly attributable to the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis.

●	Fulfillment expenses. Our fulfillment expenses decreased by 29.2% from RMB107.5 million, representing 16.8% of our total revenues, in 2023 to RMB76.1 million (US$10.4 million), representing 18.2% of our total revenues, in 2024. This decrease was primarily attributable to (i) reduced personnel costs as a result of staffing structure refinements, (ii) reduced warehousing and logistics expenses due to lower merchandise sales, and (iii) decreased service fees charged by third-party payment settlement platforms.

●	Sales and marketing expenses. Our sales and marketing expenses decreased by 19.8% from RMB121.0 million, representing 18.9% of our total revenues, in 2023 to RMB97.0 million (US$13.3 million), representing 23.2% of our total revenues, in 2024. The decrease in sales and marketing expenses was primarily attributable to the reduction in member management fees.

●	Technology and content expenses. Our technology and content expenses decreased by 14.8% from RMB53.5 million, representing 8.4% of our total revenues, in 2023 to RMB45.6 million (US$6.3 million), representing 10.9% of our total revenues, in 2024, primarily due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced server costs.

●	General and administrative expenses. Our general and administrative expenses increased by 7.9% from RMB121.0 million, representing 18.9% of our total revenues, in 2023 to RMB130.5 million (US$17.9 million), representing 31.2% of our total revenues, in 2024. The increase was primarily attributable to (i) an increase in severance pay as a result of staffing structure refinements, and (ii) an impairment of long-lived assets other than goodwill, partially offset by a decrease in an allowance for credit losses.

Loss from operations

Our loss from operations was RMB136.3 million (US$18.7 million) in 2024, compared to our loss from operations RMB80.6 million in 2023 as a result of a decrease in revenues, partially offset by improvements in our operating efficiency and increased gross margin.

Financial (expense)/income, net

Our financial income, net was RMB17.3 million (US$2.4 million) in 2024, compared to financial expense, net of RMB60.2 million in 2023 as a result of an increase in fair value changes of equity securities investments.

Foreign exchange (loss)/income, net

We recorded foreign exchange income, net of RMB2.1 million (US$0.3 million) in 2024, compared to foreign exchange loss, net of RMB6.7 million in 2023, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Other non-operating income/(loss), net

We recorded other non-operating income, net of RMB0.8 million (US$0.1 million) in 2024, compared to other non-operating loss, net of RMB2.4 million in 2023.

Income tax expense

We recorded income tax expense of RMB2.0 million (US$0.3 million) in 2024, compared to income tax expense of RMB7.9 million in 2023, primarily due to the decrease in our income before income tax expense.

Net loss

As a result of the foregoing, we recorded net loss of RMB123.1 million (US$16.9 million) in 2024, compared to net loss of RMB165.1 million in 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues decreased by 44.5% from RMB1,154.1 million in 2022 to RMB640.2 million in 2023, primarily due to soft consumer confidence and our continued strategy to refine our product selection across all categories and optimize our selection of suppliers and merchants, which had a near-term impact on sales.

Our average spending per buyer decreased from RMB1,658 in 2022 to RMB1,195 in 2023, primarily due to the negative impact of soft consumer confidence and consumers were more inclined to stock up on necessities with lower unit prices.

●	Revenue from sale of merchandise, net. Our revenue from sale of merchandise, net decreased by 48.2% from RMB965.8 million in 2022 to RMB500.7 million in 2023, primarily due to our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of soft consumer confidence.

●	Revenue from marketplace business. Revenue from the marketplace business decreased by 23.7% from RMB170.6 million in 2022 to RMB130.2 million) in 2023, primarily due to our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of soft consumer confidence.

●	Other revenues. Other revenues decreased by 47.5% from RMB17.7 million in 2022 to RMB9.3 million in 2023.

Operating cost and expenses

Our total operating cost and expenses decreased by 41.3% from RMB1,254.3 million in 2022 to RMB735.8 million in 2023. This decrease was due to decreases in all of our operating cost and expenses line items.

●	Cost of revenues. Our cost of revenues decreased by 48.9% from RMB651.6 million, representing 56.5% of our total revenues, in 2022 to RMB332.8 million, representing 52.0% of our total revenues, in 2023, which was mainly attributable to the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis.

●	Fulfillment expenses. Our fulfillment expenses decreased by 33.1% from RMB160.7 million, representing 13.9% of our total revenues, in 2022 to RMB107.5 million, representing 16.8% of our total revenues, in 2023. This decrease was primarily attributable to (i) reduced warehousing and logistics expenses due to lower merchandise sales, (ii) reduced personnel costs as a result of staffing structure refinements, and (iii) decreased service fees charged by third-party payment settlement platforms.

●	Sales and marketing expenses. Our sales and marketing expenses decreased by 43.6% from RMB214.8 million, representing 18.6% of our total revenues, in 2022 to RMB121.0 million, representing 18.9% of our total revenues, in 2023. The decrease in sales and marketing expenses was primarily attributable to (i) a decrease in member management fees, and (ii) reduced business promotion expenses.

●	Technology and content expenses. Our technology and content expenses decreased by 34.3% from RMB81.4 million, representing 7.1% of our total revenues, in 2022 to RMB53.5 million, representing 8.4% of our total revenues, in 2023, primarily due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced server costs.

●	General and administrative expenses. Our general and administrative expenses decreased by 17.1% from RMB145.9 million, representing 12.6% of our total revenues, in 2022 to RMB121.0 million, representing 18.9% of our total revenues, in 2023. The decrease was primarily attributable to the reduction in personnel costs as a result of staffing structure refinements and share-based compensation expenses, partially offset by an increase in the allowance for credit losses.

Loss from operations

Our loss from operations was RMB80.6 million in 2023, compared to RMB78.6 million in 2022 as a result of a decrease in revenues, partially offset by improvements in our operating efficiency and increased gross margin.

Financial (expense)/income, net

Our financial expense, net was RMB60.2 million in 2023, compared to RMB14.4 million in 2022 as a result of a decrease in fair value changes of equity securities investments.

Foreign exchange (loss)/income, net

We recorded foreign exchange loss, net of RMB6.7 million in 2023, compared to RMB15.7 million in 2022, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Other non-operating income/(loss), net

We recorded other non-operating loss, net of RMB2.4 million in 2023, compared to other non-operating income, net of RMB2.1 million in 2022.

Income tax expense

We recorded income tax expense of RMB7.9 million in 2023, compared to income tax expense of RMB24.8 million in 2022, primarily due to the decrease in our income before income tax expense.

Net loss

As a result of the foregoing, we recorded net loss of RMB165.1 million in 2023, compared to RMB138.4 million in 2022.

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

Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs of RMB4.8 million, RMB9.3 million and RMB12.7 million (US$1.7 million) are recorded in cost of revenues in the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.

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

On January 1, 2022 and August 1, 2022, we granted 8,690,000 and 1,160,000 RSUs to our employees, respectively.

On February 1, 2023 and July 1, 2023, we granted 400,000 and 7,500,000 RSUs to our employees, respectively.

On July 1, 2024, we granted 4,000,000 RSUs to our employees.

(a) Options

The following table sets forth the stock options activity for the years ended December 31, 2022, 2023 and 2024:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of December 31, 2022	61,091,820	0.22	0.89	-
Granted
Forfeited	(173,870)	0.23
Exercised
Expired	(46,562,380)	0.09
Outstanding as of December 31, 2023	14,355,570	0.61	0.27	-
Granted
Forfeited
Exercised
Expired	(3,265,030)	0.37
Outstanding as of December 31, 2024	11,090,540	0.68	0.02	-
Vested and expected to vest as of December 31, 2024	11,090,540
Exercisable as of December 31, 2024	11,090,540

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2022: US$0.08, December 31, 2023: US$0.007, December 31, 2024: US$0.004).

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

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. We recognized share-based compensation expenses of RMB1.8 million, share-based compensation benefits of RMB5.6 million and nil for share options granted under the 2017 Plan and the 2019 Plan, which replaced the 2017 Plan in its entirety in March 2019, in the consolidated statements of comprehensive loss for the years ended 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, there were RMB0.6 million, RMB1.0 thousand and nil, respectively, in total unrecognized compensation expense, related to unvested share options, which we expect to be recognized over a weighted average period of 0.4, 0.08 and nil years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.

(b) Restricted share units

A summary of activities of the service-based restricted share units for the years ended December 31, 2022, 2023 and 2024 is presented below:

	Number of RSUs	Weighted- Average Grant- Date Fair Value
		US$
Unvested at December 31, 2022	24,922,100	0.45
Granted	7,900,000	0.02
Vested	(1,587,950)
Forfeited	(11,609,400)
Unvested at December 31, 2023	19,624,750	0.26
Granted	4,000,000	0.01
Vested	(3,837,500)
Forfeited	(2,378,850)
Unvested at December 31, 2024	17,408,400	0.27

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying our ordinary shares on the date of grant.

As of December 31, 2022, 2023 and 2024, 10,326,250 restricted share units, 1,587,950 restricted share units and 3,837,500 restricted share units were vested. For the years ended December 31, 2022, 2023 and 2024, our total share-based compensation expenses recognized for the restricted share units granted were RMB28.3 million, RMB4.7 million and RMB2.4 million, respectively.

As of December 31, 2022, 2023 and 2024, there were RMB14.6 million, RMB3.5 million and RMB0.6 million in total unrecognized compensation expense, related to unvested RSUs, which we expect to be recognized over a weighted average period of 1.87, 1.17 and 1.65 years, respectively.

Fair Value Measurements

As of December 31, 2023 and 2024, information about inputs into the fair value measurement of our assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair value measurement at reporting date using
	Fair value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Debt securities for trading	7,195	–	7,195	–
Long-term investments
Equity securities with readily determinable fair value	37,650	37,650	–	–
Equity securities accounted for under measurement alternative	220,981	–	220,981	–
Total assets	265,826	37,650	228,176	–

	Fair value measurement at reporting date using
	Fair value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Long-term investments
Equity securities with readily determinable fair value	46,576	46,576	–	–
Equity securities accounted for under alternative measurement	218,407	–	218,407	–
Total assets	264,983	46,576	218,407	–

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities*	(167,111)	(170,862)	(126,082)	(17,274)
Net cash generated from/ (used in) investing activities	92,565	294,035	(166,330)	(22,786)
Net cash used in financing activities	(144,266)	(42,733)	(13,319)	(1,825)
Effect of exchange rate changes on cash and cash equivalents	45,823	7,528	3,852	528
Net (decrease)/increase in cash, cash equivalents and restricted cash	(172,989)	87,968	(301,879)	(41,357)
Cash, cash equivalents and restricted cash at beginning of the year	629,732	456,743	544,711	74,625
Cash, cash equivalents and restricted cash at end of the year	456,743	544,711	242,832	33,268

* Certain prior period amounts have been reclassified to conform with the current period presentation. Theses reclassifications have no impact on our previously reported consolidated net loss.

To date, our primary sources of liquidity have been issuances of equity securities in our initial public offering and historical private placements. As of December 31, 2024, our cash, cash equivalents and restricted cash were RMB242.8 million (US$33.3 million). Our cash and cash equivalents consist of cash at banks. Cash held in accounts with third-party online payment platforms are recorded as other receivables. In March 2025, we entered into secured loan facility agreements with three commercial banks in the PRC, pursuant to which we are entitled to borrow a secured bank loan of up to RMB96 million using our office as the collateral. As of the date of this annual report, we drew down RMB15 million under the credit facility, bearing an interest rate of 2.4% per annum.

Our accounts payable include merchandise purchase payables, warehouse and logistics fees payables and payable to merchants representing the unpaid balances to the merchants of cash collected by us on behalf of the merchants for products sold on our platform when we are viewed as the agent in the sales arrangement. As of December 31, 2022, 2023 and 2024, our accounts payable amounted to RMB138.9 million, RMB96.8 million and RMB54.7 million (US$7.5 million), respectively. These changes were primarily contributed by the changes in merchandise purchase payables, which decreased from RMB87.5 million as of December 31, 2022 to RMB61.0 million as of December 31, 2023 and further decreased to RMB32.2 million (US$4.4 million) as of December 31, 2024. These decreases were primarily due to decreases in merchandise sales.

Our merchandise purchase payable turnover days were 65.7 days in 2022, 80.3 days in 2023, and 79.4 days in 2024. Merchandise purchase payable turnover days for a given period equal to average merchandise purchase payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

As of December 31, 2022, 2023 and 2024, our net inventories amounted to RMB54.7 million, RMB42.7 million and RMB29.4 million (US$4.0 million), respectively. These decreases were primarily due to decreases in merchandise sales. Our inventory turnover days were 38.4 days in 2022, 52.7 days in 2023, and 61.5 days in 2024.

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

We believe that our current cash and cash equivalents and our anticipated cash flows from operations and loan facility will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this annual report. After this report, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2024, we had RMB242.8 million (US$33.3 million) in cash, cash equivalents and restricted cash, of which approximately 24.3% were held in Renminbi, 71.5% in U.S. dollars, and the remainder in other currencies.

Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Operating activities

Net cash used in operating activities in 2024 was RMB126.1 million (US$17.3 million), as compared to net loss of RMB123.1 million (US$16.9 million) in the same period. In 2024, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in incentive payables to members of RMB58.9 million (US$8.1 million), and (ii) a decrease in accounts payable of RMB29.7 million (US$4.1 million), partially offset by (i) a non-cash impairment of long-lived assets other than goodwil of RMB26.1 million (US$3.6 million), (ii) a non-cash allowance for credit losses of RMB15.4 million (US$2.1 million), and (iii) a decrease in prepaid expenses and other current assets of RMB12.9 million (US$1.8 million). The decrease in incentive payables to members was primarily due to the derecognition of long-aged payables to inactive members. The decrease in accounts payable was primarily due to the decrease in merchandise sales.

Net cash used in operating activities in 2023 was RMB170.9 million, as compared to net loss of RMB165.1 million in the same period. In 2023, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in incentive payables to members of RMB82.4 million, (ii) a decrease in accounts payable of RMB24.7 million, (iii) a decrease in other payable and accrued liabilities of RMB41.0 million, and (iv) an increase in accounts receivable of RMB39.4 million, partially offset by (i) a non-cash changes in fair value for equity securities of RMB80.9 million, (ii) a non-cash allowance for credit losses of RMB37.1 million, and (iii) a decrease in prepaid expenses and other current assets of RMB32.5 million. The decrease in incentive payables to members was primarily due to the derecognition of long-aged payables to inactive members. The decrease in accounts payable was primarily due to the decrease in merchandise sales.

Net cash used in operating activities in 2022 was RMB167.1 million, as compared to net loss of RMB138.4 million in the same period. In 2022, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in accounts payable of RMB58.3 million, (ii) a decrease in deferred revenue of RMB84.0 million and (iii) a decrease in incentive payables to members of RMB58.3 million, partially offset by (i) a decrease in prepaid expenses and other current assets of RMB95.2 million and (ii) a non-cash changes in fair value for equity securities of RMB35.2 million. The decrease in accounts payable was primarily due to the decrease in merchandise sales. The decrease in deferred revenue was primarily due to the decrease in deferred merchandise revenue.

Investing activities

Net cash used in investing activities in 2024 was RMB166.3 million (US$22.8 million), primarily due to (i) cash paid to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB176.6 million (US$24.2 million), partially offset by cash received from repayment of loans provided to third parties of RMB11.1 million (US$1.5 million).

Net cash generated from investing activities in 2023 was RMB294.0 million, primarily due to (i) cash received from maturity of short-term investments of RMB214.4 million, (ii) cash received from repayment of loans provided to third parties of RMB83.4 million, and (iii) cash received from factorings services of RMB50.7 million, partially offset by cash paid for long-term investments of RMB40.8 million.

Net cash generated from investing activities in 2022 was RMB92.6 million, primarily due to (i) cash received from maturity of short-term investments of RMB651.4 million and (ii) cash received from factorings services of RMB102.4 million, partially offset by cash paid for short-term investments of RMB465.2 million.

Financing activities

Net cash used in financing activities in 2024 was RMB13.3 million (US$1.8 million), primarily due to cash used in merchant settlement of RMB12.3 million (US$1.7 million).

Net cash used in financing activities in 2023 was RMB42.7 million, primarily due to cash paid for repurchase of common stocks of RMB21.0 million, cash used in merchant settlement of RMB17.4 million and cash paid for reverse stock splits expense of RMB4.3 million.

Net cash used in financing activities in 2022 was RMB144.3 million, primarily due to cash paid for repurchase of common stocks of RMB95.4 million and cash used in merchant settlement of RMB49.7 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period mainly include capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures were RMB92.3 million, RMB12.4 million and RMB192.5 million (US$26.4 million) in 2022, 2023 and 2024, respectively. Our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. In 2024, we acquired the land use right of the Hangzhou Land Parcel in cash for an aggregate consideration of approximately RMB176.6 million (US$24.2 million).

Contractual Obligations

Our operating lease obligations relate to our leases of offices and operation space. The following table sets forth our operating lease obligations as of December 31, 2024.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease	13,322	5,056	8,266	-	-

Our capital commitments primarily relate to commitments on the construction of office buildings. In June 2024, we won the bid for a parcel of land located in Xiaoshan District, Hangzhou, China, covering approximately 10 thousand square meters, or the Hangzhou Land Parcel. We intend to construct a new office building on the Hangzhou Land Parcel to use it as our new headquarters and also lease offices to external parties.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Capital commitments	241,726	124,865	109,976	6,885	-

We intend to fund our existing and future material cash requirements with our existing cash balance, loan facilities and cash flow from operating activities and financing activities. We will continue to make cash commitments, including capital expenditures, to support our business.

Other than as described above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Holding Company Structure

Yunji Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

For a detailed discussion of our principal accounting policies and related judgments, please see “Note 2. Principal Accounting Policies” of our consolidated financial statements included elsewhere in this annual report. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Allowance for credit losses - receivables from the distribution sales

Nature of Estimates Required. Effective January 1, 2020, we adopted Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

Assumptions and Approach Used. We make periodic individual assessment on the recoverability based on historical settlement records and past experiences incorporating forward-looking information. Our management estimates the allowance for credit losses of receivables from the distribution sales on an individual basis. The key assumptions used in the process of estimating the provision for credit losses include non-performing loan ratio of commercial banks by industry and the forward-looking macroeconomic conditions, which are country specific and include variables such as consumer price index, producer price index, and gross domestic product.

As of December 31, 2024, the allowance for credit losses on receivables from the distribution sales was RMB2,599 thousand. For more information regarding expected credit losses and for additional information regarding the allowance for credit losses for receivables from the distribution sales, see “Note 5. Accounts Receivable, Net” and “Note 2. Principal Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

Allowance for credit losses - unsecured loan receivables

Nature of Estimates Required. Effective January 1, 2020, we adopted Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

Assumptions and Approach Used. We make periodic individual assessment on the recoverability based on historical settlement records and past experiences incorporating forward-looking information. Our management estimates the allowance for credit losses of unsecured loan receivables on an individual basis. The key assumption used in the process of estimating the provision for credit losses is probability-weighted scenarios which is used to model and compute the expected credit losses as per the forward-looking scenarios taking into account the most stressed and most favorable parameters and the probability of the outcome of such scenarios.

As of December 31, 2024, the allowance for credit losses on unsecured loan receivables was RMB41,200 thousand. For more information regarding expected credit losses and for additional information regarding the allowance for credit losses for unsecured loan receivables, see “Note 6. Prepaid Expenses and Other Current Assets, Net”, “Note 11. Other Non-Current Assets” and “Note 2. Principal Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shanglue Xiao	46	Chairman of the Board of Directors and Chief Executive Officer
Dan Li	43	Director
Li-Lan Cheng	60	Independent Director
Xuefeng Chen	45	Independent Director
Chen Chen	44	Independent Director
Yeqing Cui	33	Senior Financial Director

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB2.07 million (US$0.29 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2019 Share Incentive Plan

In March 2019, we adopted the 2019 Share Incentive Plan, or the 2019 Plan, which replaced the 2017 Plan in its entirety. The awards granted and outstanding under the 2017 Plan survive the termination of the 2017 Plan and remain effective and binding under the 2019 Plan. The maximum aggregate number of ordinary shares that may be issued under 2019 Plan is initially 227,401,861 ordinary shares, which shall be increased by a number equal to 1% of the then total issued and outstanding ordinary shares on an as-converted and fully diluted basis, on each of the first, second, third, fourth and fifth anniversary of the date of effectiveness of the 2019 Plan. As of February 28, 2025, options to purchase a total of 11,090,490 Class A ordinary shares and 17,326,000 restricted share units were outstanding under the 2019 Plan.

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

The following table summarizes, as of February 28, 2025, the number of ordinary shares underlying outstanding options and restricted share units that we granted to our current directors and executive officers.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Li-Lan Cheng	*		0.1	May 3, 2019	May 2, 2025
Yeqing Cui	*	(1)	N/A	January 31, 2019	January 30, 2025
	*	(1)	N/A	January 1, 2020	December 31, 2025
	*	(1)	N/A	February 1, 2021	January 31, 2027
All directors and executive officers as a group	444,800

Note:

*	All awards granted to such director or officer were less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

(1)	Represents restricted share units.

As of February 28, 2025, our employees, other than our directors and executive officers held options to purchase 74,000 Class A ordinary shares, with exercise prices ranging from US$0.1 per share to US$0.5 per share and 11,360,450 restricted share units.

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

Board Diversity Matrix (As of February 28, 2025)
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

As of December 31, 2024, we had a total of 363 employees. We had a total of 493 employees and 425 employees as of December 31, 2022 and 2023, respectively. The following table gives breakdowns of our employees as of December 31, 2024 by function:

Function	As of December 31, 2024
Procurement	150
Operations, including customer service	47
Technology	59
Sales and Marketing	45
General and Administrative	62
Total	363

We outsource provision of member services to third-party service companies and they select, hire, train and compensate service managers at our request. Most of the service managers are our members. Service managers enter into contracts with third-party service companies and are not our employees. As of December 31, 2024, our members were served by more than 117 thousand service managers. We currently work with two third-party service companies and enter into agreements with them on an annual basis. These third-party service companies select service managers based on the standards we provide in our agreements. We have the right to supervise the performance of the service managers and may request third-party service companies to replace service managers who do not meet our standards. We pay training fees to third-party service companies based on the number of members managed by these service companies through service managers that provide training and support to our members. We pay member management fees to third-party service companies for their product sales facilitation services. The service companies compensate the service managers based on the length of work hours and other performance criteria.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 1,970,216,032 ordinary shares as of February 28, 2025, including (i) 1,020,256,032 Class A ordinary shares (excluding the company’s repurchase of 188,575,190 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans); and (ii) 949,960,000 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power***
Directors and Executive Officers**:
Shanglue Xiao(1)	15,000,000	949,960,000	964,960,000	48.6	90.3
Dan Li(2)	—	—	—	—	—
Li-Lan Cheng(3)	*	—	*	*	*
Chen Chen(4)	—	—	—	—	—
Xuefeng Chen(5)	—	—	—	—	—
Yeqing Cui	*	—	*	*	*
All Directors and Executive Officers as a Group	15,444,800	949,960,000	965,404,800	48.6	90.3
Principal Shareholders:
Lanlan Ltd.(6)	—	949,960,000	949,960,000	48.2	90.3
Corus Investments Pte. Ltd.(7)	215,800,000	—	215,800,000	11.0	2.1
Fasturn Overseas Limited(8)	146,202,400	—	146,202,400	7.4	1.4
Acceleration S Limited(9)	110,803,324	—	110,803,324	5.6	1.1
Trustbridge Partners IV, LP(10)	107,250,000	—	107,250,000	5.4	1.0

*	Less than 1% of our total outstanding shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is 15/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou 310000, Zhejiang Province, People’s Republic of China.

***	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (i) 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company and (ii) 15,000,000 Class A ordinary shares issuable to Mr. Shanglue Xiao upon vesting of restricted share units within 60 days after February 28, 2025. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Ms. Dan Li is 3/F, Vstone Building, 1 Yan’an Dong Road, Huangpu District, Shanghai, China.

(3)	The business address of Mr. Li-Lan Cheng is 11/F Floor, Yinlin Building, No. 788 Guangzhong Road, Shanghai, China.

(4)	The business address of Mr. Chen Chen is 12th Floor, Building 6, No. 433 Songhu Road, Yangpu District, Shanghai, China.

(5)	The business address of Mr. Xuefeng Chen is 2-3F, 23rd Floor, Building B, Wisdom Plaza, No. 4068 Qiaoxiang Road, Nanshan District, Shenzhen, China.

(6)	Represents 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(7)	Represents 215,800,000 Class A ordinary shares, including in the form of ADSs, held by Corus Investments Pte. Ltd., as reported in a Schedule 13G jointly filed by Corus Investments Pte. Ltd., Crescent Capital Investments Ltd. and Ares Management Corporation on August 12, 2024. Crescent Capital Investments Ltd. owns 1 ordinary share of Corus Investments Pte. Ltd. and has the sole voting power and investment power over the shares held by Corus Investments Pte. Ltd. Crescent Capital Investments Ltd. is ultimately controlled by Ares Management Corporation (NYSE: ARES). The registered address of Corus Investments Pte. Ltd. and Crescent Capital Investments Ltd. is One Nexus Way, Camana Bay, KY1-9005 Grand Cayman, Cayman Islands. The registered address of Ares Management Corporation is 2000 Ave of the Stars, 12th Floor, Los Angeles, CA, 90067.

(8)	Represents (i) 126,820,000 Class A ordinary shares and (ii) 48,456 ADSs, representing 14,845,600,400 Class A ordinary shares, held by Fasturn Overseas Limited, a BVI business company. Information regarding beneficial ownership is reported as of December 31, 2024, based on the information contained in the Schedule 13G/A filed by Fasturn Overseas Limited with the SEC on February 7, 2025. Fasturn Overseas Limited is wholly owned by Mr. Yuan Chen. The registered address of Fasturn Overseas Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(9)	Represents 110,803,324 Class A ordinary shares held by Acceleration S Limited, a BVI business company. Acceleration S Limited is ultimately controlled by Mr. Shangzhi Wu. The registered address of Acceleration S Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(10)	Represents (i) 94,350,000 Class A ordinary shares and (ii) 32,250 ADSs, representing 12,900,000 Class A ordinary shares, held by Trustbridge Partners IV, LP a Cayman Islands limited partnership. Information regarding beneficial ownership is reported as of December 31, 2024, based on the information contained in the Schedule 13G/A filed by TB Alternative Assets Ltd with the SEC on February 7, 2025. Trustbridge Partners IV, LP is controlled by TB Alternative Assets Ltd, an investment adviser organized under the Cayman Islands and registered under Section 203 of the Investment Advisors Act of 1940. TB Alternative Assets Ltd acts as the investment adviser of Trustbridge Partners IV LP. The registered address of Trustbridge Partners IV, LP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

To our knowledge, as of February 28, 2025, 731,057,880 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with the VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.”

Transactions with Our Founder’s Related Entity

Transactions with Small Ye Group, or Small Ye. Small Ye is under control of Mr. Shanglue Xiao, our chairman and chief executive officer. In 2022, 2023 and 2024, we didn’t purchase any products from Small Ye. As of December 31, 2022, 2023 and 2024, we had RMB0.7 million, RMB0.7 million and RMB0.6 million, respectively, due to Small Ye, representing the payments due to Small Ye for products purchased from Small Ye.

Transactions with Our Equity Investees

Transaction with Guangdong Weixin Technology Co Ltd., or Guangdong Weixin. Guangdong Weixin is our equity investee and our supplier. In 2022, 2023 and 2024, we purchased products from Guangdong Weixin in the amount of RMB32 thousand, nil and nil, respectively. As of December 31, 2022, 2023 and 2024, we had RMB5.4 million, RMB0.1 million and nil, respectively, due to Guangdong Weixin, representing the payments and deposits due to Guangdong Weixin for products purchased from Guangdong Weixin.

Transaction with Guangzhou Misili Personal care Co., Ltd., or Guangzhou Misili. Guangzhou Misili is our equity investee and our supplier. In 2022, 2023 and 2024, we purchased products from Guangzhou Misili in the amount of nil, RMB0.3 million and RMB0.3 million, respectively. As of December 31, 2022, 2023, and 2024, we had RMB0.1 million, RMB0.1 million and RMB0.1 million, respectively, due to Guangzhou Misili, representing the payments and deposits due to Guangzhou Misili for products purchased from Guangzhou Misili.

Transaction with Hainan Yunding Supply Chain Management Co., Ltd, or Hainan Yunding. Hainan Yunding is our equity investee and our supplier. In 2022, 2023 and 2024, we purchased products from Hainan Yunding in the amount of nil, nil and nil, respectively. As of December 31, 2022, 2023 and 2024, we had RMB0.1 million, RMB0.1 million and RMB0.1 million, respectively, due to Hainan Yunding, representing the deposits due to Hainan Yunding for products purchased from Hainan Yunding.

Transaction with Hangzhou Bixin Biology Technology Co., Ltd., or Hangzhou Bixin. Hangzhou Bixin is our equity investee and our supplier. The investment in Hangzhou Bixin was disposed by us in 2024. In 2022, 2023 and 2024, we purchased products from Hangzhou Bixin in the amount of RMB3.3 million, RMB1.9 million and RMB0.9 million, respectively. As of December 31, 2022, 2023 and 2024, we had RMB0.4 million, RMB1.1 million and nil, respectively, due to Hangzhou Bixin, representing the payments and deposits due to Hangzhou Bixin for products purchased from Hangzhou Bixin. In 2022, 2023 and 2024, we provided marketplace service to Hangzhou Bixin in the amount of RMB1.2 million, RMB1.1 million and RMB0.6 million, respectively. In 2022, 2023 and 2024, we provided other services to Hangzhou Bixin in the amount of nil, RMB0.2 million and nil, respectively.

Transaction with Hangzhou Tianshi Technology Co. Ltd., or Tianshi. Tianshi was our equity investee and our related-party supplier. The investment in Tianshi was disposed by us in 2023. In 2022 and 2023, we purchased products from Tianshi in the amount of RMB2.7 million and nil respectively. As of December 31, 2022 and 2023, we had RMB0.9 million and nil respectively, due to Tianshi, representing the payments due to Tianshi for products purchased from Tianshi. In 2022 and 2023, we provided other services to Tianshi in the amount of RMB0.1 million and nil, respectively.

Transaction with Shanxi Yunnong Supply Chain Management Co., Ltd., or Shanxi Yunnong. Shanxi Yunnong is our equity investee and our supplier. The investment in Shanxi Yunnong was disposed by us in 2024. In 2022, 2023 and 2024, we purchased products from Shanxi Yunnong in the amount of nil, RMB1.3 million and nil, respectively. As of December 31, 2022, 2023 and 2024, we had RMB0.7 million, RMB0.4 million and nil, respectively, due to Shanxi Yunnong, representing the payments and deposits due to Shanxi Yunnong for products purchased from Shanxi Yunnong.

Transaction with Zhejiang Jimi E-commerce Co., Ltd, or Zhejiang Jimi. Zhejiang Jimi is our equity investee and our supplier. As of December 31, 2022, 2023 and 2024, we had RMB0.1 million, RMB1.1 million and RMB0.5 million, respectively, due from Zhejiang Jimi, representing the advance payments due from Zhejiang Jimi for products purchased from Zhejiang Jimi. As of December 31, 2022, 2023 and 2024, we had RMB0.1 million, RMB0.1 million and RMB0.1 million, respectively, due to Zhejiang Jimi, representing the payments due to Zhejiang Jimi for products purchased from Zhejiang Jimi. In 2022, 2023 and 2024, we purchased products from Zhejiang Jimi in the amount of RMB7.6 million, RMB16.4 million and RMB6.4 million, respectively. In 2022, 2023 and 2024, we provided marketplace service to Zhejiang Jimi in the amount of RMB1.7 million, RMB1.5 million and RMB0.6 million, respectively. In 2022, 2023 and 2024, we provided other services to Zhejiang Jimi in the amount of RMB0.1 million, RMB0.1 million and nil, respectively.

Transaction with Zhejiang Jibi Technology Co., Ltd., or Zhejiang Jibi. Zhejiang Jibi is our equity investee and our supplier. As of December 31, 2022, 2023 and 2024, we had RMB0.6 million, RMB0.8 million and RMB0.7 million, respectively, due to Zhejiang Jibi, representing the payments due to Zhejiang Jibi for products purchased from Zhejiang Jibi.

Transaction with Hangzhou Xingsheng Brand Marketing Management Co., Ltd., or Xingsheng. Xingsheng was our equity investee and our related-party supplier. The investment in Xingsheng was disposed by us in 2023. In 2022 and 2023, we purchased products from Xingsheng in the amount of RMB7.4 million and nil respectively. As of December 31, 2022 and 2023, we had RMB1.2 million and nil respectively, due to Xingsheng, representing the payments due to Xingsheng for products purchased from Xingsheng. In 2022 and 2023, we provided other services to Xingsheng in the amount of RMB0.6 million and nil respectively.

Transaction with Shenzhen Yungang Julian Brand management Co., Ltd., or Yungang Julian. Yungang Julian was our equity investee and our related-party supplier. As of December 31, 2022, 2023 and 2024, we had RMB0.1 million, RMB0.1 million and RMB0.1 million, respectively, due to Yungang Julian, representing the payments and deposits due to Yungang Julian for products purchased from Yungang Julian.

We believe the terms of the transactions with Beijing Siwei, Guangdong Weixin, Guangzhou Misili, Hainan Yunding, Hangzhou Bixin, Hangzhou Huaji, Tianshi, Hangzhou Yuncheng, Huzhou Boyun, Shanxi Yunnong, Zhejiang Jimi, Zhejiang Jibi, Xingsheng and Yungang Julian are comparable to those with third-party suppliers.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business. We, as one of the five co-defendants, were involved in an on-going legal proceeding that arose in the ordinary course of business, or the Case. The plaintiff sought monetary damages jointly and severally from all co-defendants. On September 30, 2024, the Guangzhou Intermediate People’s Court concluded the appeal trial of the Case. The plaintiff sought monetary damages jointly and severally from all co-defendants and the amount involved was approximately RMB23.1 million. The court’s ruling determined that we bore no additional liabilities beyond the outstanding accounts, including interests and fees, payable to the plaintiff. The payment has been settled in full.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

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

The ADSs have been listed on Nasdaq since May 3, 2019. The ADSs trade under the symbol “YJ.” On June 20, 2023, we effected an ADS ratio change to adjust our ordinary share to ADS from one ADS representing 10 Class A ordinary shares to one ADS representing 100 Class A ordinary shares. On September 13, 2024, we effected another ADS ratio change to adjust our ordinary share to ADS from one ADS representing 100 Class A ordinary shares to one ADS representing 400 Class A ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.”

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets”(generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon the Code, U.S. Treasury Regulations promulgated thereunder, or the Regulations, judicial decisions, administrative pronouncements, the income tax treaty between the United States and the PRC, or the Treaty, and other relevant authorities, all as in effect as of the date hereof and all of which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, will not take, or that a court will not sustain, a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and any alternative minimum tax considerations, the Medicare tax on certain net investment income or any state, local and non-U.S. tax considerations relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal income taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations applicable to the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who has or have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and partners in such partnerships should consult their tax advisors as to the U.S. federal income tax consequences of an investment in the ADSs or ordinary shares in light of their particular circumstances.

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

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we have the ability to direct their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we are considered the primary beneficiary of these entities and consolidate their results of operations in our consolidated U.S. GAAP financial statements for accounting purposes and include their assets and income in calculations for purposes of the tests described above. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, it may increase the likelihood that we will be classified as a PFIC for a given taxable year.

Based upon our income and assets (which generally includes any unbooked goodwill), as well as the market price of our ADSs, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2024. Depending upon the composition of our income and assets and the market price of our ADSs and ordinary shares during the current and subsequent taxable years, we could continue to be classified as a PFIC for such years; however, PFIC status is a factual determination made annually that is not generally determinable until the close of each taxable year. Furthermore, even if the composition of our assets and income were to change such that we did not believe we were a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us becoming classified as a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years, and U.S. Holders of our ADSs or ordinary shares should be willing to assume the risks of investing in a PFIC.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and in the absence of certain elections will continue to apply to such U.S. Holder in future years even if we cease to be a PFIC.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules generally apply.

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

Dividends received by individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” if certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For this purpose, ADSs listed on the Nasdaq Capital Market will generally be considered to be readily tradable on an established securities market in the United States, although there can be no assurances that the ADS will continue to be so listed. Although the law in this regard is not entirely clear, since we do not expect that our ordinary shares will be listed on any securities market, we do not believe that ordinary shares that are not represented by ADSs will be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2024.

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

Sale or Other Disposition

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules generally apply.

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss and will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Nevertheless, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply it, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. Each U.S. Holder should consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, the VIE or any of its subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or its subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable Regulations. The ADSs, but not our ordinary shares, will be treated as traded on a qualified exchange or other market if our ADSs are listed on the Nasdaq Capital Market. If the Nasdaq Capital Market delists our ADSs, the ADSs will not be treated as traded on a qualified exchange or other market for the purposes of the mark-to-market election. If our ADSs continue to be listed on the Nasdaq Capital Market, we anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

As of December 31, 2024, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB137.4 million, U.S. dollar-denominated cash, cash equivalents and restricted cash of US$14.7 million. Assuming we had converted RMB137.4 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar-denominated cash, cash equivalents and restricted cash would have been US$33.5 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash, cash equivalents and restricted cash would have been US$31.6 million instead. Assuming we had converted US$14.7 million into RMB at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB244.7 million. If the RMB had depreciated by 10% against the U.S. dollar, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB255.4 million instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2024, we did not receive any reimbursement from the depositary.

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

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and our senior financial director, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and our senior financial director, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

	For the Year Ended December 31,
	2023	2024
	(in thousands of RMB)
Audit fees(1)	7,100	5,800
Tax fees(2)	300	340
All other fees	—	—

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fee” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

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

Not applicable.

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

Our board of directors has established insider trading policies and procedures to provide guidance on the purchase, sale, and other dispositions of our securities by our directors, officers, employees, consultants and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Part III.

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

Item 18.	Financial Statements

The consolidated financial statements of Yunji Inc. are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))
2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 4, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
2.5*	Description of Securities
4.1	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the F-1 filed on March 21, 2019 (File No. 333-230424))
4.4	English translation of the executed form of Proxy Agreement and Power of Attorney by and among the VIE, its shareholders and the WFOE of the Registrant (incorporated herein by reference to Exhibit 4.4 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
4.5	English translation of the executed Equity Pledge Agreement by and among the VIE, its shareholders and the WFOE of the Registrant (incorporated herein by reference to Exhibit 4.5 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
4.6	English translation of the executed Exclusive Service Agreement by and between the VIE and the WFOE of the Registrant (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
4.7	English translation of the executed Exclusive Option Agreement by and among the VIE, its shareholders and the WFOE of the Registrant (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
4.8	English translation of Loan Agreement among Mr. Shanglue Xiao, Mr. Shangce Xiao and the WFOE of the Registrant, dated March 15, 2023 (incorporated herein by reference to Exhibit 4.8 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
4.9	English translation of Commodity Premises Subscription Form and two supplementary agreements to the Commodity Premises Subscription Form between a subsidiary of the Registrant, Zhejiang Fengji Technology Co., Ltd., and Hangzhou Shimao Ruiying Real Estate Co., Ltd., dated June 28, 2021 (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 26, 2022 (File No. 001-38877))
4.10*	English translation of Construction Contact between Zhejiang Yunding Technology Information Co., Ltd. and Zhejiang Southeast Grid Co., Ltd., dated November 4, 2024
8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the F-1 filed on March 21, 2019 (File No. 333-230424))
11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yunji Inc.

By:	/s/ Shanglue Xiao
Name:	Shanglue Xiao
Title:	Founder, Chairman, and Chief Executive Officer

Date: April 24, 2025

YUNJI INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yunji Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yunji Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for credit losses - receivables from the distribution sales

As described in Notes 2.13 and 5 to the consolidated financial statements, as of December 31, 2024, the Company’s balance of receivables from the distribution sales was RMB54,978 thousand and the corresponding allowance for credit losses was RMB2,599 thousand. Management determined the allowance for credit losses for receivables from the distribution sales on an individual basis, using the non-performing loan ratio (“NPLR”) of commercial banks by industry, adjusted for forward-looking macroeconomic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for receivables from the distribution sales is a critical audit matter are (i) the significant judgement and estimation by management in determining the NPLR and the adjustment for forward-looking macroeconomic conditions, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating the audit evidence obtained, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses for receivables from the distribution sales. These procedures also included, among others, (i) testing management’s process for estimating the allowance for credit losses, (ii) evaluating the appropriateness of the models and methodologies used in management’s credit loss estimates, (iii) evaluating the reasonableness of certain assumptions, including NPLR, (iv) evaluating the reasonableness of the forward-looking macroeconomic conditions used in the models and the related adjustment to the NPLR, and (v) testing the relevance, reliability, completeness, and accuracy of data used in the estimation process. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the methodologies and mathematical accuracy of the calculations, the reasonableness of the NPLR and the corresponding forward-looking macroeconomic conditions and the related adjustment to the NPLR.

Allowance for credit losses - unsecured loan receivables

As described in Notes 2.13, 6 and 11 to the consolidated financial statements, as of December 31, 2024, the Company’s balance of unsecured loan receivables was RMB81,744 thousand and the corresponding allowance for credit losses for the unsecured loan receivables was RMB41,200 thousand. Management determined the allowance for unsecured loan receivables by applying discounted cash flow methods on an individual basis, and the assumptions in estimating the recoverability include the probability-weighted scenarios and the discount rate.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for unsecured loan receivables is a critical audit matter are (i) the significant judgement and estimation by management in determining the probability-weighted scenarios, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating the audit evidence obtained, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses for unsecured loan receivables. These procedures also included, among others, (i) testing management’s process for estimating the allowance for credit losses, (ii) evaluating the appropriateness of the models and methodologies used in management’s credit loss estimates, (iii) evaluating the reasonableness of certain assumptions, including the probability-weighted scenarios and the discount rate, and (iv) testing the relevance, reliability, completeness, and accuracy of data used in the estimation process. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the methodology.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 24, 2025

We have served as the Company’s auditor since 2018.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	517,542	219,365	30,053
Restricted cash	27,169	23,467	3,215
Short-term investments	7,195	-	-
Accounts receivable, net	64,312	56,233	7,704
Advance to suppliers	14,058	9,810	1,344
Inventories, net	42,716	29,448	4,034
Amounts due from related parties	1,361	662	91
Prepaid expenses and other current assets	134,247	177,187	24,275

Total current assets	808,600	516,172	70,716

Non-current assets:
Property, equipment and software, net	175,451	205,450	28,147
Land use rights, net	-	174,437	23,898
Long-term investments	364,159	364,534	49,941
Operating lease right of use assets, net	16,507	13,809	1,892
Other non-current assets	189,067	78,050	10,692

Total non-current assets	745,184	836,280	114,570

Total assets	1,553,784	1,352,452	185,286

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2023	2024
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIE and the VIE’s subsidiaries without recourse to the primary beneficiary of RMB 250,879 and RMB 157,120 as of December 31, 2023 and 2024, respectively)
Accounts payable	96,782	54,678	7,491
Deferred revenue	9,412	8,596	1,178
Incentive payables to members	124,889	66,039	9,047
Member management fees payable	4,373	1,263	173
Other payable and accrued liabilities	109,200	126,177	17,286
Amounts due to related parties	3,535	1,645	225
Operating lease liabilities, current	3,376	3,845	527

Total current liabilities	351,567	262,243	35,927

Non-current liabilities (including amounts of the consolidated VIE and the VIE’s subsidiaries without recourse to the primary beneficiary of nil and RMB 223 as of December 31, 2023 and 2024, respectively)

Operating lease liabilities, non-current	11,122	7,808	1,070
Other non-current liabilities	-	4,355	597

Total non-current liabilities	11,122	12,163	1,667

Total liabilities	362,689	274,406	37,594

Commitments and contingencies (Note 28)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2023	2024
	RMB	RMB	US$

Shareholders’ equity

Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2023 and 2024; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2023 and 2024; 1,016,418,532 and 1,020,256,032 Class A ordinary shares and 949,960,000 and 949,960,000 Class B ordinary shares outstanding as of December 31, 2023 and 2024, respectively)	70	70	10
Additional paid-in capital	7,328,680	7,328,336	1,003,978
Statutory reserve	16,254	16,726	2,291
Accumulated other comprehensive income	85,291	93,145	12,761
Less: Treasury stock (192,412,690 and 188,575,190 shares as of December 31, 2023 and 2024, respectively)	(116,108)	(113,334)	(15,527)
Accumulated deficit	(6,123,971)	(6,247,557)	(855,911)

Total Yunji Inc. shareholders’ equity	1,190,216	1,077,386	147,602

Non-controlling interests	879	660	90
Total shareholders’ equity	1,191,095	1,078,046	147,692

Total liabilities and shareholders’ equity	1,553,784	1,352,452	185,286

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2022	2023	2024
	RMB	RMB	RMB	US$

Revenues:
Sales of merchandise, net	965,796	500,651	330,535	45,283
Marketplace revenue	170,561	130,188	79,466	10,887
Other revenues	17,757	9,370	7,650	1,048
Total revenues	1,154,114	640,209	417,651	57,218

Operating cost and expenses:
Cost of revenues	(651,578)	(332,774)	(211,311)	(28,949)
Fulfilment	(160,680)	(107,472)	(76,126)	(10,429)
Sales and marketing	(214,783)	(121,039)	(96,965)	(13,284)
Technology and content	(81,382)	(53,490)	(45,627)	(6,251)
General and administrative	(145,857)	(120,951)	(130,462)	(17,873)
Total operating cost and expenses	(1,254,280)	(735,726)	(560,491)	(76,786)
Other operating income	21,599	14,898	6,544	896
Loss from operations	(78,567)	(80,619)	(136,296)	(18,672)

Financial (expense)/income, net	(14,356)	(60,226)	17,333	2,375
Foreign exchange (loss)/gain, net	(15,697)	(6,743)	2,127	291
Other non-operating income/(loss), net	2,072	(2,405)	785	108

Loss before income tax expense, and equity in loss of affiliates, net of tax	(106,548)	(149,993)	(116,051)	(15,898)
Income tax expense	(24,791)	(7,851)	(2,009)	(275)
Equity in loss of affiliates, net of tax	(7,051)	(7,276)	(5,061)	(693)
Net loss	(138,390)	(165,120)	(123,121)	(16,866)

Less: net (loss)/income attributable to non- controlling interests shareholders	(217)	9	(11)	(2)
Net loss attributable to YUNJI INC.	(138,173)	(165,129)	(123,110)	(16,864)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2022	2023	2024
	RMB	RMB	RMB	US$

Net loss	(138,390)	(165,120)	(123,121)	(16,866)
Other comprehensive income
Foreign currency translation adjustment	78,777	22,178	7,854	1,076
Total comprehensive loss	(59,613)	(142,942)	(115,267)	(15,790)

Less: total comprehensive (loss)/income attributable to non-controlling interests shareholders	(217)	9	(11)	(2)
Total comprehensive loss attributable to YUNJI INC.	(59,396)	(142,951)	(115,256)	(15,788)

Net loss attributable to ordinary shareholders	(138,173)	(165,129)	(123,110)	(16,864)
Weighted average number of ordinary shares used in computing net loss per share
- Basic	2,088,319,721	1,971,108,505	1,967,498,669	1,967,498,669
- Diluted	2,088,319,721	1,971,108,505	1,967,498,669	1,967,498,669

Net loss per share attributable to ordinary shareholders
- Basic	(0.07)	(0.08)	(0.06)	(0.01)
- Diluted	(0.07)	(0.08)	(0.06)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock				Accumulated		Total
	Number of Shares issued	Amount	Number of Shares	Amount	Additional paid-in capital	Statutory reserve	other comprehensive income/(loss)	Accumulated deficit	Yunji Inc. shareholders’ equity	Non-controlling interest	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2022	2,158,791,222	70	(12,255,830)	(44,228)	7,342,344	14,019	(15,664)	(5,818,645)	1,477,896	619	1,478,515
Net loss	-	-	-	-	-	-	-	(138,173)	(138,173)	(217)	(138,390)
Foreign currency translation adjustments	-	-	-	-	-	-	78,777	-	78,777	-	78,777
Appropriation to statutory reserves	-	-	-	-	-	2,059	-	(2,059)	-	-	-
Repurchasing common stock (Note 22)	-	-	(139,237,930)	(95,436)	-	-	-	-	(95,436)	-	(95,436)
Issuance of ordinary shares due to the exercise of share option (Note 24)	-	-	773,640	2,903	(2,390)	-	-	-	513	-	513
Issuance of restricted shares (Note 24)	-	-	10,326,250	38,052	(38,052)	-	-	-	-	-	-
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	-	197	197
Conversion of liabilities to NCI of subsidiaries to capital	-	-	-	-	-	-	-	-	-	1,577	1,577
Acquisition of additional shares in subsidiaries from non-controlling interest shareholders	-	-	-	-	1,099	-	-	-	1,099	(1,099)	-
Share based compensation	-	-	-	-	30,150	-	-	-	30,150	-	30,150
Disposal of subsidiaries	-	-	-	-	(7)	-	-	211	204	(207)	(3)
Balance as of December 31, 2022	2,158,791,222	70	(140,393,870)	(98,709)	7,333,144	16,078	63,113	(5,958,666)	1,355,030	870	1,355,900

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock				Accumulated		Total
	Number of Shares issued	Amount	Number of Shares	Amount	Additional paid-in capital	Statutory reserve	other comprehensive (loss)/income	Accumulated deficit	Yunji Inc. shareholders’ equity	Non-controlling interest	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2023	2,158,791,222	70	(140,393,870)	(98,709)	7,333,144	16,078	63,113	(5,958,666)	1,355,030	870	1,355,900
Net loss	-	-	-	-	-	-	-	(165,129)	(165,129)	9	(165,120)
Foreign currency translation adjustments	-	-	-	-	-	-	22,178	-	22,178	-	22,178
Appropriation to statutory reserves	-	-	-	-	-	176		(176)	-	-	-
Repurchasing common stock (Note 22)	-	-	(53,606,770)	(20,978)	-	-	-	-	(20,978)	-	(20,978)
Issuance of restricted shares (Note 24)	-	-	1,587,950	3,579	(3,579)	-	-	-	-	-	-
Share based compensation	-	-	-	-	(885)	-	-	-	(885)	-	(885)
Balance as of December 31, 2023	2,158,791,222	70	(192,412,690)	(116,108)	7,328,680	16,254	85,291	(6,123,971)	1,190,216	879	1,191,095

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock				Accumulated		Total
	Number of Shares issued	Amount	Number of Shares	Amount	Additional paid-in capital	Statutory reserve	other comprehensive income	Accumulated deficit	Yunji Inc. shareholders’ equity	Non-controlling interest	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2024	2,158,791,222	70	(192,412,690)	(116,108)	7,328,680	16,254	85,291	(6,123,971)	1,190,216	879	1,191,095
Net loss	-	-	-	-	-	-	-	(123,110)	(123,110)	(11)	(123,121)
Foreign currency translation adjustments	-	-	-	-	-	-	7,854	-	7,854	-	7,854
Appropriation to statutory reserves	-	-	-	-	-	472	-	(472)	-	-	-
Issuance of restricted shares (Note 24)	-	-	3,837,500	2,774	(2,774)	-	-	-	-	-	-
Share based compensation	-	-	-	-	2,430	-	-	-	2,430	-	2,430
Acquisition of a subsidiary	-	-	-	-	-	-	-	(25)	(25)	-	(25)
Disposal of shares in a subsidiary	-	-	-	-	-	-	-	21	21	(208)	(187)
Balance as of December 31, 2024	2,158,791,222	70	(188,575,190)	(113,334)	7,328,336	16,726	93,145	(6,247,557)	1,077,386	660	1,078,046

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands)

	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(138,390)	(165,120)	(123,121)	(16,866)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,718	6,545	8,917	1,222
Shared-based compensation	30,150	(885)	2,430	333
(Gain)/loss from disposal of property, equipment and software	(143)	(350)	183	25
Equity in loss of affiliates	7,051	7,276	5,061	693
Changes in fair value for equity securities	35,198	80,923	(8,387)	(1,149)
Inventory write-downs	4,792	9,270	12,722	1,743
Foreign exchange (income)/loss	(15,582)	8,313	2,330	319
Amortization of right of use assets	2,774	1,742	3,601	493
Change in estimate of refund payable to members	(1,282)	-	-	-
Loss/(gain) on disposal of long-term investments and subsidiaries	1,792	23	(272)	(37)
Reverse stock splits expense	-	4,356	1,524	209
Allowance for credit losses	21,233	37,098	15,364	2,105
Impairment of long-lived assets other than goodwill	-	-	26,090	3,574
Deferred income tax	14,925	-	-	-

Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(20,886)	(39,363)	8,271	1,133
Decrease in inventories	25,057	2,665	546	75
Decrease in advance to suppliers	26,699	18,683	4,248	582
Decrease in prepaid expenses and other current assets	95,158	32,464	12,930	1,771
(Increase)/decrease in other non-current assets	(1,373)	932	(128)	(18)
Decrease/(increase) in amounts due from related parties	739	(1,159)	699	96
Decrease in accounts payable	(58,292)	(24,722)	(29,745)	(4,075)
Decrease in incentive payables to members	(58,281)	(82,442)	(58,850)	(8,063)
Decrease in member management fees payable	(4,483)	(6,714)	(3,110)	(426)
Decrease in deferred revenue	(84,004)	(12,335)	(816)	(112)
Decrease in amount due to related parties	(5,022)	(7,073)	(1,890)	(259)
Decrease in other payable and accrued liabilities	(52,659)	(40,989)	(4,679)	(642)
Net cash used in operating activities	(167,111)	(170,862)	(126,082)	(17,274)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands)

	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of property, equipment and software	(92,256)	(12,407)	(15,888)	(2,177)
Proceeds from disposal of property, equipment and software	976	640	105	14
Cash paid for short term investments	(465,242)	(7,159)	-	-
Cash received from maturity of short-term investments	651,402	214,374	7,350	1,007
Cash paid for factorings services	(73,322)	-	-	-
Cash received from factorings services	102,409	50,694	850	116
Cash paid for loans provided to third parties	(1,000)	-	-	-
Cash received from repayment of loans provided to third parties	25,790	83,439	11,075	1,517
Cash received from disposal of long-term investments	2,009	3,481	4,158	570
Impact to cash resulting from deconsolidation of subsidiaries, net	1,545	1,743	2,021	277
Cash paid for long-term investments	(60,000)	(40,770)	-	-
Cash dividends received from long-term investments	254	-	559	77
Purchase of land use rights	-	-	(176,645)	(24,200)
Cash received from acquisition of a subsidiary, net	-	-	85	13
Net cash generated from/(used in) investing activities	92,565	294,035	(166,330)	(22,786)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands)

	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Net proceeds from exercise of share options	684	-	-	-
Cash paid for repurchase of common stocks	(95,436)	(20,978)	-	-
Cash paid for reverse stock splits expense	-	(4,356)	(805)	(110)
Capital injection from non-controlling shareholders	197	-	-	-
Cash paid to a non-controlling shareholder	-	-	(196)	(27)
Cash used in merchant settlement, net	(49,711)	(17,399)	(12,318)	(1,688)
Net cash used in financing activities	(144,266)	(42,733)	(13,319)	(1,825)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	45,823	7,528	3,852	528
Net (decrease)/increase in cash, cash equivalents and restricted cash	(172,989)	87,968	(301,879)	(41,357)
Cash, cash equivalents and restricted cash at beginning of the year	629,732	456,743	544,711	74,625
Cash, cash equivalents and restricted cash at the end of the year	456,743	544,711	242,832	33,268
Supplemental disclosure of cash flow information
Cash paid for income tax	20,868	4,128	3,532	484
Supplemental schedule of non-cash investing and financing activities
Net settlement between factoring receivables and payables	3,441	-	-	-

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

Cash and cash equivalents	414,634	517,542	219,365	30,053
Restricted cash (Note 2.10)	42,109	27,169	23,467	3,215
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	456,743	544,711	242,832	33,268

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

The Company, through its subsidiaries, consolidated variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively, the “Group”), offers a selection of high-quality products covering a broad range of categories at attractive prices through its e-commerce platform, Yunji App. Starting from first quarter of 2019, the Group started to operate Yunji App as a marketplace platform for third party merchants to sell their merchandise to Yunji App users. Starting from third quarter of 2020, the Group expanded to operate its business, including marketplace, on a diverse range of sales channels and on other platforms. The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”).

(b) History of the Group and Basis of Presentation

Prior to the incorporation of the Company and starting in May 2015, the Group’s business was carried out under subsidiaries (“Operating Entities”) of Yunji Sharing Technology Co., Ltd. (“Yunji Sharing”), previously known as Hangzhou Bolue Biology Technology Co., Ltd. (“Bolue”). Mr. Xiao Shanglue is the co-founder of Bolue (the “Co-Founder”). The Co-Founder, Mr. Wang Peng, and the other two institutional investors were initial ordinary shareholders of Yunji Sharing (the four parties were collectively named as the “Initial Ordinary Shareholders”). After Yunji Inc. was established in Cayman Island in November 2017, Yunji Holdings Limited (“Yunji Holding”) was incorporated in Hong Kong as a wholly owned subsidiary of the Company, and Hangzhou Yunchuang Sharing Network Technology Co., Ltd. (“Yunchuang Sharing” or “WFOE”) was established as a wholly owned subsidiary of Yunji Holding in the PRC. Thereafter, the new PRC subsidiaries and Zhejiang Yunji Preferred E-commerce Co., Ltd., (“Yunji Preferred”), which is a VIE, were established. Consequently, a series of contractual agreements were entered into among Yunchuang Sharing, Yunji Sharing, Yunji Preferred and its existing shareholders, including loan agreement, exclusive service agreement, equity interest pledge agreement, exclusive option agreement, proxy agreement and power of attorney, spousal consent letters that irrevocably authorized the existing shareholders designated by Yunchuang Sharing to exercise the equity owner’s rights over Yunji Sharing and Yunji Preferred.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(b) History of the Group and Basis of Presentation (continued)

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIE and the VIE’s subsidiaries.

As of December 31, 2024, the Company’s significant subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

Yunji Holding Limited	Hong Kong	December 20, 2017	100%	Investment holding
Zhejiang Youji Supply Chain Management Co., Ltd.	Hangzhou	November 30, 2016	100%	Procurement
Zhejiang Jiyuan Network Technology Co., Ltd.	Hangzhou	August 14, 2018	100%	Sales of merchandise
Yunji Hongkong Limited	Hong Kong	August 25, 2015	100%	Sales of merchandise
Hangzhou Yunchuang Sharing Network Technology Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Desking technology (HK) Co., Limited	Hong Kong	July 26, 2016	100%	Investment holding and Financing solution
Zhejiang Yunxuan Supply Chain Management Co., Ltd.	Hangzhou	August 9, 2018	100%	Procurement
Zhejiang Fengji Technology Co., Ltd.	Hangzhou	June 2, 2020	100%	Real estate investment
Hangzhou Yunlian Technology Information Co., Ltd.	Hangzhou	January 4, 2024	100%	Real estate investment
Zhejiang Yunding Technology Information Co., Ltd.	Hangzhou	January 5, 2024	100%	Real estate investment

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(b) History of the Group and Basis of Presentation (continued)

As of December 31, 2024, the Company’s consolidated VIE and its principal subsidiaries are as follows:

	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

VIE and the VIE’s principal subsidiaries
Zhejiang Yunji Preferred E-Commerce Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Zhejiang Jixiang E-commerce Co., Ltd. (“Jixiang”)	Hangzhou	August 14, 2018	100%	E-Commerce
Ningbo Meishan Bonded Port Zone Jichuang Taihong Venture Capital Partnership (Limited Partnership) (“Jichuang Taihong”)	Ningbo	January 15, 2019	99.75%	Investment holding
Hangzhou Jiweixiang Food Co., Ltd.	Hangzhou	May 8, 2020	100%	Distribution sales
Yunji Sharing Technology Co., Ltd. (“Yunji Sharing”)	Hangzhou	March 5, 2018	100%	Investment holding

Starting from the third quarter of 2020, Jichuang Taihong, which was originally a subsidiary of the Company, became a subsidiary of the Company’s consolidated VIE as a result of equity transactions within the Group.

Starting from the fourth quarter of 2023, Yunji Sharing, which was originally a VIE, was acquired by the Company and became a subsidiary of the Company. And from the second quarter of 2024, Yunji Sharing became a subsidiary of the Company’s consolidated VIE as a result of equity transactions within the Group.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(c) Consolidated variable interest entity

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its Apps and other restricted businesses in the PRC through certain PRC domestic company, whose equity interests are held by certain management members of the Company or onshore nominees of the Company (“Nominee Shareholders”). The Company obtained operational control over the PRC domestic company by entering into a series of contractual arrangements with the PRC domestic company and its respective Nominee Shareholders. These contractual agreements cannot be unilaterally terminated by the Nominee Shareholders or the PRC domestic company. Management concluded that the PRC domestic company is a VIE. As a result of these contractual arrangements, the Company’s wholly-owned subsidiaries have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performances and are entitled to substantially all of the economic benefits from the VIE and are obligated to absorb all of the VIE’s expected losses. Therefore, the Company has determined that it is the ultimate primary beneficiary of the VIE for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and has consolidated the VIE’s results of operations, assets and liabilities in the Group’s consolidated financial statements for all the periods presented. The principal terms of the agreements entered into amongst the VIE, its respective shareholders and the WFOE are further described below.

Loan Agreements

Pursuant to the relevant loan agreements, the WFOE has granted interest-free loans to the relevant Nominee Shareholders of the VIE with the sole purpose of providing funds necessary for the capital injection to the VIE. Only the WFOE can require the Nominee Shareholders to settle the loan amount with the equity interests of the VIE, subject to any applicable PRC laws, rules and regulations. The relevant Nominee Shareholder has agreed that any proceeds from sale of the Nominee Shareholder’s equity interest in the VIE should be used to repay the loan amount to the WFOE. The term of the loan agreements is ten years and can be extended with the written consent of both parties before expiration.

Exclusive Option Agreements

Pursuant to the exclusive option agreement, the Nominee Shareholders of the VIE have granted the WFOE the exclusive and irrevocable right to purchase or to designate one or more person(s) at its discretion to purchase part or all of the equity interests in the VIE (the “Target Equity”) from the Nominee Shareholders at any time, and the VIE has granted the WFOE the exclusive and irrevocable right to purchase or to designate one or more person(s) at its discretion to purchase part or all of the assets of the VIE (the “Target Assets”) at any time. The total transfer price for the Target Equity and/or the Target Assets shall be equal to the loan provided by the WFOE to the Nominee Shareholders under the Loan Agreements. The VIE and its Nominee Shareholders have agreed that without prior written consent of the WFOE, the Nominee Shareholders shall not sell, transfer, pledge or dispose of their equity interests, and the VIE shall not sell, transfer, pledge or dispose of its assets, including but not limit to significant assets, significant revenue and significant business. In addition, the VIE covenants that it shall not declare any dividend or change capitalization structure of the VIE or enter into any loan or investment agreements.

Proxy Agreement and Power of Attorney

Pursuant to the Proxy Agreement and Power of Attorney, each of the Nominee Shareholders appointed the WFOE as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, calling and attending shareholders meetings, voting on their behalf on all matters requiring shareholder approval, including but not limited to the appointment and removal of directors, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholders. The powers of attorney will remain effective for a given Nominee Shareholders until such shareholder ceases to be a shareholder of the VIE or otherwise instructed by the WFOE.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(c) Consolidated variable interest entities (continued)

Exclusive Service Agreement

Pursuant to the exclusive service agreement, the WFOE has agreed to provide to the VIE services, including, but not limited to, development, maintenance and update of technology, design, installation, daily management, maintenance and updating of the network system, hardware design, and marketing. The VIE shall pay to the WFOE service fees determined by the WFOE in its sole discretion. The agreement has a term of 10 years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by the WFOE in its sole discretion with 30 days’ prior written notice.

Equity Interest Pledge Agreements

Pursuant to the relevant equity interest pledge agreements, the Nominee Shareholders of the VIE have pledged 100% equity interests in the VIE to the WFOE to guarantee performance by the Nominee Shareholders of their obligations under the exclusive option agreements, the proxy agreement and power of attorney and the loan agreements, as well as the performance by the VIE of its obligations under the exclusive option agreements and the exclusive service agreements. All of the equity interest pledge agreements shall remain valid until the pledges are released. In the event of a breach by the VIE or any of its Nominee Shareholders of contractual obligations under the exclusive option agreements, the proxy agreement and power of attorney, the exclusive service agreements, the loan agreements and the equity interest pledge agreements, as the case may be, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The Nominee Shareholders of the VIE also covenant that, without the prior written consent of the WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity pledge registrations of Yunji Preferred with the relevant office of the State Administration for Market Regulation were completed.

Spousal Consent Letters

Pursuant to the Spousal Consent Letters, each Nominee Shareholder, who is a natural person, and his or her spouse unconditionally and irrevocably agreed that the equity interests in the VIE held by such Nominee Shareholder will be disposed of pursuant to the equity interest pledge agreements, the exclusive option agreements, the loan agreement and the proxy agreement and power of attorney. Each of their spouses agreed not to assert any rights over the equity interests in the VIE held by their respective spouses. In addition, in the event that any spouse obtains any equity interests in any VIE held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

(d) Risks in relations to the VIE structure

The following table set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIE and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated (It should be noted that the VIE was not established until 2018 as the Reorganization occurred. The following disclosures present the operations and financial positions of the businesses that currently constitute the VIE entities as of and for the respective periods.):

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d) Risks in relations to the VIE structure (continued)

	As of December 31,
	2023	2024
	RMB	RMB

Cash and cash equivalents	20,176	24,713
Restricted cash	27,169	22,465
Accounts receivable, net	60,608	55,637
Advance to suppliers	1,774	780
Inventories, net	2,491	1,608
Amounts due from the Group companies (1)	530,998	524,755
Amounts due from related parties	407	412
Prepaid expense and other current assets	58,441	45,858
Property, equipment and software, net	2,430	1,376
Long-term investments	206,152	205,795
Operating lease right-of-use assets	-	517
Other non-current assets	5,485	5,215
Total assets	916,131	889,131

Accounts payable	48,198	19,505
Deferred revenue	6,836	6,409
Incentive payables to members	124,889	66,039
Members management fee payable	3,066	884
Other payable and accrued liabilities	65,587	62,659
Amounts due to the Group companies (2)	727,459	877,561
Amounts due to related parties	2,303	1,411
Operating lease liabilities - current	-	213
Operating lease liabilities - non-current	-	223
Total liabilities (3)	978,338	1,034,904

(1)	Amounts due from the Group companies primarily consisted of inter-company receivables for the sales of goods and the rendering of services made by the VIE and the VIE’s subsidiaries on behalf of other Group companies.

(2)	Amounts due to the Group companies primarily consisted of inter-company payables for the purchase of goods and services made by other Group companies on behalf of the VIE and the VIE’s subsidiaries.

(3)	Amounts of the consolidated VIE and the VIE’s subsidiaries without recourse to the primary beneficiary is RMB 250,879 and RMB 157,343 as of December 31, 2023 and 2024, respectively

(4)	“VIE” referred to Zhejiang Yunji Preferred E-Commerce Co., Ltd., or Yunji Preferred, the variable interest entity, and, as the context requires, Hangzhou Chuanchou Network Technology Co., Ltd. and Yunji Sharing Technology Co., Ltd., the former variable interest entities.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d) Risks in relations to the VIE structure (continued)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Revenues:
Third-party revenues	349,259	316,382	234,870
Intra-Group revenues	229,562	91,657	27,815
Total revenues	578,821	408,039	262,685
Operating cost and expenses:
Third-party operating cost and expenses	(478,245)	(272,602)	(204,467)
Intra-Group operating cost and expenses	(178,573)	(142,717)	(109,726)
Total operating cost and expenses	(656,818)	(415,319)	(314,193)
Net loss	(75,329)	(7,276)	(51,435)

Net cash provided by transactions with external parties	692,648	231,606	35,563
Net cash used in transactions with intra-Group entities	(698,690)	(453,916)	(62,677)
Net cash used in operating activities	(6,042)	(222,310)	(27,114)

Net cash provided by transactions with external parties	5,216	9,028	82
Net cash generated by transactions with intra-Group entities	60,000	118,831	18,588
Net cash generated by investing activities	65,216	127,859	18,670

Net cash used in transactions with external parties	(41,019)	(16,379)	(10,683)
Net cash provided by transactions with intra-Group entities	4,250	1,500	18,700
Net cash (used in)/generated by financing activities	(36,769)	(14,879)	8,017
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,127	301	260
Net increase/(decrease) in cash, cash equivalents and restricted cash	23,532	(109,029)	(167)
Cash, cash equivalents and restricted cash at beginning of year	132,842	156,374	47,345
Cash, cash equivalents and restricted cash at end of year	156,374	47,345	47,178

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d) Risks in relations to the VIE structure (continued)

Under the contractual arrangements with the consolidated VIE, the Company has the power to direct activities of the consolidated VIE and the VIE’s subsidiaries through the Group’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIE and the VIE’s subsidiaries without restrictions. Therefore, the Company considers that there is no restriction requiring that any asset of the consolidated VIE and the VIE’s subsidiaries can only be used to settle obligations of the respective VIE and the VIE’s subsidiaries except for paid-in capital of the VIE and the VIE’s subsidiaries amounting to RMB nil as of December 31, 2023 and 2024. Since the consolidated VIE and VIE’s subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIE and VIE’s subsidiaries do not have recourse to any assets of the WFOE or the Company for the debt settlement purpose. In the event that the shareholders of the VIE breach the terms of the contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, the Company may be unable to conduct some or all of its business operations or otherwise benefit from the assets held by the VIE.

The chairman of the board of directors and the chief executive officer along with other nominees of the Company own the majority of the voting shares of the VIE. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIE, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group’s operations depend on the VIE to honour their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

In addition, if the current structure of any of the contractual arrangements were found to be in violation of any existing PRC laws, or if the regulations or the interpretation of existing regulations change or are interpreted differently in the future, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIE and the VIE’s subsidiaries, which may result in deconsolidation of the VIE and the VIE’s subsidiaries.

The Group’s operations and businesses rely on the operations and businesses of its VIE, which hold certain recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets mainly include electronic equipment recorded in property, equipment and software. Unrecognized revenue-producing assets mainly consist of licenses and intellectual property. Licenses include operations licenses, such as licenses for online data processing and transaction processing business and internet content-related services. Intellectual property developed by the Group mainly consists of patents, copyrights, trademarks, and domain names. The Group’s operations and businesses may be adversely impacted if the Group loses the ability to use and benefit from assets held by the VIE.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principal accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

2.2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIE and the VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

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

All transactions and balances between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

2.3 Reclassifications

Certain prior period amounts have been reclassified in order to conform with the current period presentation. These reclassifications have no impact on the Company’s previously reported consolidated net loss.

Changes in presentation

During 2024, the Company elected to change its presentation of the cash flows associated with “Cash used in merchant settlement, net” from operating activities, to present them as financing activities within its Consolidated Statements of Cash Flows. Comparative amounts have been recast to conform to current period presentation. These recasts had no impact on the Consolidated Statements of Comprehensive Loss, Consolidated Statements of Changes in Shareholders’ Equity.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Reclassifications (continued)

Changes in presentation (continued)

	For the Year Ended December 31, 2023
	As Previously Reported	Adjustment	As Adjusted
Consolidated Statements of Cash Flows
Cash flows from operating activities
Decrease in accounts payable	(42,121)	17,399	(24,722)
Net cash used in operating activities	(188,261)	17,399	(170,862)

Cash flows from financing activities
Cash used in merchant settlement, net	-	(17,399)	(17,399)
Net cash used in financing activities	(25,334)	(17,399)	(42,733)

	For the Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Adjusted
Consolidated Statements of Cash Flows
Cash flows from operating activities
Decrease in accounts payable	(108,003)	49,711	(58,292)
Net cash used in operating activities	(216,822)	49,711	(167,111)

Cash flows from financing activities
Cash used in merchant settlement, net	-	(49,711)	(49,711)
Net cash used in financing activities	(94,555)	(49,711)	(144,266)

2.4 Non-controlling interests

For the Company’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s Consolidated Balance Sheets and have been separately disclosed in the Group’s Consolidated Statements of Comprehensive Loss to distinguish the interests from that of the Company.

2.5 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to valuation allowance of deferred tax assets, share-based compensation, allowances for credit losses, the estimated useful lives of assets, valuation of long-term investments, discount rate used in lease liabilities, reserve for excess and obsolete inventories and valuation of impairment for long-lived assets. Estimates are based on historical experiences and on various assumptions that the Group believes are reasonable under current circumstances. Actual results could differ from those estimates.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.6 Foreign currencies

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s holding entities incorporated in Cayman Islands and Hong Kong, China (“HK”) is the United States dollars (“US$”). The Group’s PRC subsidiaries, the consolidated VIE and the VIE’s subsidiaries and the other HK subsidiary determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters and is based primarily on the currency the entity conducts its business in.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Comprehensive Loss. Total exchange (loss)/gain were a loss of RMB 15,697, a loss of RMB 6,743 and a gain of RMB 2,127 for the years ended December 31, 2022, 2023 and 2024, respectively.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income were a gain of RMB 78,777, RMB 22,178 and RMB 7,854 for the years ended December 31, 2022, 2023 and 2024, respectively.

2.7 Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.2993, representing the index rates stipulated by the federal reserve board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

2.8 Fair value measurements

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

2.8 Fair value measurements (continued)

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

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, other receivables, equity securities with readily determinable fair values included in long-term investments, accounts payable, amounts due to related parties, accruals and other liabilities. As of December 31, 2023 and 2024, except for short-term investments and equity securities with readily determinable fair values included in long-term investments, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, other receivables, trade payables, amounts due to related parties, accruals and other liabilities, and other non-current liabilities are approximated to their fair. The Group reports short-term investments at fair value and discloses the fair value of these investments based on level 2 measurement, reports equity securities with readily determinable fair values included in long-term investments at fair value based on level 1 measurement, and for those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in Consolidated Statements of Comprehensive Loss, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements (Note 10).

2.9 Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less.

2.10 Restricted cash

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

2.11 Short-term investments

Short-term investments are comprised of debt securities for trading. These investments are stated at fair value. Changes in the fair value are reflected in financial (expense)/income, net in the Consolidation Statements of Comprehensive Loss.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12 Accounts receivable, net

Accounts receivables, net mainly represent amounts due from customers, including the funds extended by the Group to qualified customers, including the merchants, through its factoring arrangements (the “factoring receivables”) and are recorded net of allowance for credit losses. As of December 31, 2023 and 2024, the balance of the factoring receivables was RMB 29,147 and RMB 28,149, respectively (Note 5).

2.13 Allowance for credit losses

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

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers, the related receivables and other receivables which include size, type of the services, the counterparty or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. When facts and circumstances indicate that the receivable is no longer sharing similar risk characteristics, the Group evaluates the receivables for expected credit losses on an individual basis. This is assessed at each quarter based on the Group’s specific facts and circumstances.

The key factors considered when determining the above allowances for credit losses are listed as follows:

Financial assets	Key factors

By pool
Receivables from sales channels on other platforms and other revenue	Probability of default, loss given default, adjusted for forward-looking macroeconomic conditions
Loan receivables - secured
Amounts due from related parties
Receivables from merchants under marketplace business	Non-performing loan ratio of commercial banks by industry, adjusted for forward-looking macroeconomic conditions
Prepaid expenses and other current assets, included receivables from third-party payment settlement platform, deposits and others	Non-performing loan ratio of commercial banks by industry, adjusted for forward-looking macroeconomic conditions

Individual basis
Receivables from the distribution sales	Non-performing loan ratio of commercial banks by industry, adjusted for forward-looking macroeconomic conditions
Factoring receivables	Probability of default, loss given default, adjusted for forward-looking macroeconomic conditions
Loan receivables - unsecured	Probability-weighted scenarios, discount rate
Receivables from disposal of a subsidiary	Probability-weighted scenarios, discount rate

The following table summarized the details of the Company’s allowance for credit losses:

	2022	2023	2024

Balance at beginning of year	12,504	33,363	70,389
Allowance for credit losses	21,233	37,098	15,364
Write-offs	(374)	(72)	(20)
Balance at end of year	33,363	70,389	85,733

2.14 Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of RMB 4,792, RMB 9,270 and RMB 12,722 are recorded in cost of revenues in the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2023 and 2024, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.15 Property, equipment and software, net

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

2.16 Land use rights

Land use rights represent acquisition costs to purchase a land use right from the PRC government, which is evidenced by property certificate. The period of the purchased land use right is 40 years. The Company classifies the land use right as a long-term asset on the balance sheet and cash outflows related to the acquisition of land use rights as investing activities.

Land use rights are carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 40 years.

2.17 Long-term investments

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

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in equity in loss of affiliates, net of tax in the Consolidated Statements of Comprehensive Loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17 Long-term investments (continued)

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded in financial (expense)/income, net through the Consolidated Statements of Comprehensive Loss.

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

2.18 Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Accumulated impairment losses of long-lived assets other than goodwill recognized as of December 31, 2023 and 2024 were nil and RMB 26,090, respectively (Note 11), recorded in general and administrative through the Consolidated Statements of Comprehensive Loss.

2.19 Revenue recognition

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

2.19 Revenue recognition (continued)

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.19 Revenue recognition (continued)

Remaining performance obligations

The remaining performance obligations associated with the Group’s sale of merchandise represents the cash collected upfront from the customers for their purchase of merchandise on Yunji App, but the underlying merchandise has not yet been received by the customers, which is included in the presentation of deferred revenue (Note 13). As of December 31, 2023 and 2024, the remaining performance obligation for sales of merchandise were RMB 6,063 and RMB 7,256, respectively, which are expected to be recognized as revenue when the receipt of merchandise is confirmed by the customers.

The remaining performance obligations associated with the Group’s marketplace revenue represents the portion of commissions included in the payment collected from the users for their purchase of merchandise on Yunji App on behalf of the merchants, but the underlying merchandise has not yet been received by the users, which is included in the presentation of deferred revenue (Note 13). As of December 31, 2023 and 2024, the remaining performance obligation for marketplace revenue was RMB 3,144 and RMB 1,175, which are expected to be recognized as revenue when the transactions are completed.

Other businesses

The Group offers loans to qualified customers, including the merchants, and charges an interest based on the principal through factoring arrangements. The Group extends loans to merchants for their expected orders in addition to the loans to the same merchants who factored their accounts receivable generated from their transactions completed on Yunji App with recourse. The Group also extends loans to unrelated customers who factored their accounts receivable derived from their own business with recourse. The Group records factoring receivables, which is included in accounts receivable, when the cash is advanced to its customers (Note 2.12). The interests are recognized over the term of loans, normally one year or less. From cash flow perspective, when the Group has legal rights to net settle the factoring receivables from merchants with its payable to merchants, the Group settles such factoring receivables with the payables to the same merchant respectively, as per agreement between the two parties.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Users incentive programs

The Group provides incentives to those referring members by paying a cash refund upon a successful merchandise referral (“Referral Incentives”); and those members for their self-purchase (“Self-purchase Incentives”). These unpaid balances recorded in incentive payables to members are maintained collectively in the members’ Yunji App accounts and can be withdraw in cash upon the members’ requests. For years ended December 31, 2022, 2023 and 2024, the long-aged balances of incentive payables to members of RMB 48,709, RMB 69,545 and RMB 52,458, respectively, were derecognized when the Company’s payable obligations alongside extinguished, and revenue was recognized accordingly.

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

2.21 Cost of revenues

Cost of revenues consists of purchase price of merchandise, inbound shipping charges, write-downs of inventory and member training costs. Inbound shipping charges to receive merchandise from suppliers are included in the inventories and recognized as cost of revenues upon sale of the merchandise to the customers.

2.22 Fulfilment

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

2.23 Sales and marketing

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

2.24 Technology and content

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

2.25 General and administrative

General and administrative expenses consist of payroll costs including share-based compensation expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation and amortization expenses, rental and other general corporate related expenses.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.26 Share-based compensation

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.27 Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, severance benefits costs and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were RMB 228,685, RMB 163,324 and RMB 149,956 for the years ended December 31, 2022, 2023 and 2024, respectively.

2.28 Operating leases

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

2.29 Government grant

Government grants are recognized as other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the Consolidated Statements of Comprehensive Loss upon receipts and all conditions attached to the grants are fulfilled.

2.30 Income tax

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.30 Income tax (continued)

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

2.31 Treasury stocks

The Company accounts for treasury stocks using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stocks account on the Consolidated Balance Sheets.

2.32 Statutory reserves

The Company’s subsidiaries, the consolidated VIE and the VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

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

In addition, in accordance with the PRC Company Laws, the Group’s consolidated VIE and the VIE’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund on an annual basis. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

For the years ended December 31, 2022, 2023 and 2024, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB 2,059, RMB 176 and RMB 472 respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.33 Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

2.34 Net loss per share

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

2.35 Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. Hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC and substantially all the Group’s revenue are derived from within the PRC, no geographical segments are presented.

2.36 Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.36 Recent accounting pronouncements (continued)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires that all public entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) disclose the year-to-date amount of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses, which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

3. CONCENTRATION AND RISKS

3.1 Concentration of credit risk

Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents, restricted cash, and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. As of December 31, 2022, 2023 and 2024, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considers to be of high credit quality based on their credit ratings. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.

3.2 Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group in any of the periods presented.

Customers contributed more than 10% of total revenues are as below:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Customer A	17%	24%	31%

3.3 Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 9.24%, 1.70% and 1.49% for the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. SHORT-TERM INVESTMENT

	As of December 31,
	2023	2024
	RMB	RMB

Debt security for trading	7,195	-

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2023	2024
	RMB	RMB

Receivables from the distribution sales(1)	62,576	54,978
Factoring receivables	29,147	28,149
Receivables from merchants under marketplace business	6,613	6,329
Receivables from sales channels on other platforms	894	490
Receivables from other revenue	241	292
Less: allowance for credit losses	(35,159)	(34,005)
Total accounts receivable, net	64,312	56,233

(1)	The Group sells merchandise mainly through an independent distributor, Customer A, with credit term granted. As of December 31, 2024, receivables from the distribution sales due from Customer A was RMB 54,978 and the corresponding allowance for credit losses was RMB 2,599.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Loan receivables (1)
-Secured	49,697	107,826
-Unsecured	31,200	41,744
VAT-input deductible	25,328	26,911
Receivables from third-party payment settlement platform (2)	17,745	5,843
Deposits	5,489	5,141
Receivables from disposal of a subsidiary (3)	2,927	2,200
Others	14,878	10,945
Less: allowance for credit losses	(13,017)	(23,423)
Total prepaid expenses and other current assets, net	134,247	177,187

(1)

Loan receivables represent the principal and interest to be collected on loans provided by the Group to third-party companies.

As of December 31, 2024, there were two unsecured loans provided to two companies. One loan with principal amount of RMB 30,700 has an interest rate of 8% per annum. The Group recorded RMB 10,000, which was the portion due after twelve months, in the other non-current assets (Note 11). The other loan with principal amount of RMB 51,044 has an annual interest rate of 4.35%. The Group recorded RMB 30,000, which was the portion due after twelve months, in the other non-current assets (Note 11). As of December 31, 2024, total allowance for credit losses of unsecured loan receivables was RMB 41,200.

As of December 31, 2024, the secured loan receivable balance with principal of US$ 15 million (equivalent to RMB 107,826) was provided by the Group to a third-party company. The loan was secured by a certain amount of gold bullion provided by the third-party company. Stipulated by the loan agreement, the remaining principal of US$ 15 million (equivalent to RMB 107,826) will be collected by the Group in 2025. As of December 31, 2024, the interest receivables of the secured loan was nil.

(2)	Receivables from third-party payment settlement platform represent amount due from the third-party on-line payment service providers in relation to their processing of payments to the Group.

(3)	In the fourth quarter of 2020, the Group disposed of a subsidiary, Wuhan Yunteng Logistics Co., Ltd. (“Wuhan Yunteng”), to a third party for a total cash consideration of RMB 26,676, with a loss of RMB 1 million recorded in other non-operating income/(loss), net. The third party and the Group entered into an agreement in 2022 on the repayment schedule of the outstanding amount of disposal consideration. According to this agreement, an amount of RMB 2,200 will be collected in 2025 and the remaining balance of RMB 9,137, recorded in other non-current assets as of December 31, 2024, will be collected in 2026, 2027 and 2028, respectively (Note 11).

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. INVENTORIES, NET

	As of December 31,
	2023	2024
	RMB	RMB

Merchandise and packing materials	50,061	34,592
Less: inventory write-downs	(7,345)	(5,144)
Total inventories, net	42,716	29,448

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Buildings (1)	171,582	170,838
Construction in progress (2)	1,418	36,884
Leasehold improvement	29,681	30,020
Electronic equipment	15,489	12,325
Software	6,728	6,825
Furniture	5,687	5,504
Vehicles	631	1,349
Subtotal	231,216	263,745
Less: accumulated depreciation (3)	(55,765)	(58,295)

Total property, equipment and software, net	175,451	205,450

(1)	In June 2021, the Group entered into a purchase agreement with a third-party company to purchase an office building. The Group paid 50% of the total amount with consideration of RMB 81,125 in 2021 and paid the remaining 50% in amount of RMB 80,732 in 2022. In June 2022, the new office building has been delivered by the third-party company to the Group and all prepayment except for the value added tax of the office building were recorded as construction in progress upon delivery in 2022. In April 2023, the office building has been put into use with estimated useful life of 40 years.

(2)	In June 2024, the Group entered into an agreement with the local government to acquire the land use right (the “Hangzhou Land Parcel”) (Note 9) for an aggregate consideration of approximately RMB 176,645 (including deed tax and stamp duty with a total amount of RMB 5,145). In July 2024, the Company obtained the certificate of the land use right and accounted for the land use right at cost less accumulated amortization and impairment losses, if any. The Company planned to construct a new office building on the Hangzhou Land Parcel for its new headquarters and offices leasable to external parties. As of December 31, 2024, the Hangzhou Land Parcel was under construction, and the construction in progress mainly consisted of construction design management fees and construction cost recognized based on construction progress. The Company recorded payables for construction cost in other payable and accrued liabilities (Note 17) and other non-current liabilities, respectively.

(3)	Depreciation expenses were RMB 7,718, RMB 6,545 and RMB 6,709 for the years ended December 31, 2022, 2023 and 2024, respectively. No impairment charges were recorded for the years ended December 31, 2022, 2023 and 2024.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. LAND USE RIGHTS, NET

	As of December 31,
	2023	2024
	RMB	RMB

Land use rights (Note 8(2))	-	176,645
Less: accumulated amortization	-	(2,208)
Land use rights, net	-	174,437

Amortization expenses were nil and RMB 2,208 for the years ended December 31, 2023 and 2024, respectively.

10. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Equity method investments (a)	105,528	99,551
Equity securities accounted for under measurement alternative (b)	220,981	218,407
Equity securities with readily determinable fair values (c)	37,650	46,576
Total long-term investments	364,159	364,534

Major investments made by the Company during the years ended December 31, 2022, 2023 and 2024 are summarized as follows:

(a) Equity method investments

The Group’s equity method investments are investments in limited partnership funds as a limited partner and in limited liability companies. In 2023, additional consideration of RMB 30,000 and US$ 1.5 million (equivalent to RMB 10,770) were invested to the funds. As of December 31, 2022, 2023 and 2024, the carrying amount of investments in limited partnership funds are RMB 55,442, RMB 96,904 and RMB 92,412, respectively. Investments in limited liability companies are individually immaterial for the periods presented. The Group recorded losses of RMB 7,051, RMB 7,276 and RMB 5,061 of its proportionate share of equity investee’s earnings or net loss in equity in loss of affiliates, net of tax for the years ended December 31, 2022, 2023 and 2024, respectively.

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

i) Investment in the limited partnership fund

The initial investment in the limited partnership fund was RMB 20,000 as of December 31, 2022. For the year ended December 31, 2023 and 2024, withdrawals from this fund were RMB 248 and RMB 2,505, respectively.

ii) Impairment of equity securities accounted for under measurement alternative

As of December 31, 2023 and 2024, there were RMB 9,427 and RMB 9,427 impairment on these investments, primarily due to business deterioration as a result of macroeconomic changes.

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

As of December 31, 2023 and 2024, based on the market price, the Group re-measured the investments at a fair value of RMB 37,650 and RMB 46,576, respectively, and recorded the unrealized changes in fair value with losses of RMB 32,902 and RMB 78,739 and a gain of RMB 8,277 in financial (expense)/income, net, in the Consolidation Statements of Comprehensive Loss for years ended December 31, 2022, 2023 and 2024, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Prepayment of commercial properties (1)	78,000	78,000
Less: impairment loss for long-lived assets (Note 2.18)	-	(26,090)
Subtotal	78,000	51,910
Long-term loan receivables (Note 6)
- Unsecured	60,000	40,000
- Secured	56,662	-
Long-term receivables from disposal of a subsidiary (Note 6)	11,133	9,137
Others	5,485	5,308
Less: allowance for credit losses	(22,213)	(28,305)
Total other non-current assets	189,067	78,050

(1)	In 2020, the Group purchased commercial properties from a third party and paid the full amount in advance with consideration of US$ 11.25 million (equivalent RMB 78,000). As of December 31, 2024, the properties are under construction and expected to be handed over to the Group by the end of 2028.

12. ACCOUNTS PAYABLE

	As of December 31,
	2023	2024
	RMB	RMB

Merchandise purchase payables	61,004	32,219
Payable to merchants (1)	32,704	20,386
Warehouse and logistic fees payables	3,074	2,073
Total accounts payable	96,782	54,678

(1)	Payable to merchants represents the unpaid balances to the merchants of cash collected by the Group on behalf of the merchants for products sold on Yunji App when the Group is viewed as the agent in the sales arrangement.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. DEFERRED REVENUE

	As of December 31,
	2023	2024
	RMB	RMB

Deferred merchandise revenue	6,063	7,256
Deferred marketplace revenue	3,144	1,175
Deferred other revenue	205	165
Total deferred revenue	9,412	8,596

The revenue recognized in the years ended December 31, 2022, 2023 and 2024 that was included in deferred revenue as of the beginning of each respective period were RMB 105,752, RMB 21,748 and RMB 9,412, respectively.

14. INCENTIVE PAYABLES TO MEMBERS

	As of December 31,
	2023	2024
	RMB	RMB

Incentive payables to members	124,889	66,039

Incentive payable to members represents unpaid balances of discounts granted to members for their self-purchase and referral incentives earned by the members for their referral efforts and is transferred to the members’ individual Yunji App accounts. These unpaid balances are maintained collectively in the members’ Yunji App accounts and can be withdraw as cash upon the members’ requests.

15. MEMBER MANAGEMENT FEES PAYABLE

	As of December 31,
	2023	2024
	RMB	RMB

Member management fees payable	4,373	1,263

The Group engages third party vendors to provide management service in the member’s community, including organizing product launch events, collecting members or Yunji App users’ feedbacks, etc. Member management fees payable represents the Group’s unpaid balance of such service fees to the third party vendors. For the years ended December 31, 2022, 2023 and 2024, member management fees were RMB 101,984, RMB 57,373 and RMB 25,259, presented in sales and marketing expenses in the Consolidation Statements of Comprehensive Loss.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. OPERATING LEASE

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining terms of one year to four years with no variable lease costs.

Operating lease costs were RMB 1,742 and RMB 3,601 for the years ended December 31, 2023 and 2024.

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities	5,332	4,435
Right-of-use assets obtained in exchange for operating lease liabilities	18,106	842

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2023	2024
	RMB	RMB

Right-of-use assets	16,507	13,809

Operating lease liabilities - current	3,376	3,845
Operating lease liabilities - non-current	11,122	7,808
Total lease liabilities	14,498	11,653

Weighted average remaining lease term	4.50	3.44
Weighted average discount rate	4.75%	4.75%

Maturities of lease liabilities are as follows:

As of December 31, 2024
RMB

2025	4,347
2026	4,248
2027	4,018
Total operating lease payments	12,613
Less: imputed interest	(960)
Total operating lease	11,653

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. OTHER PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB

Salaries and welfare payable	18,141	26,428
Merchants deposits (1)	31,369	25,511
Supplier deposits (2)	25,538	19,597
Taxes payable	14,555	18,790
Construction cost payable (Note 8)	-	17,421
Accrued marketing and other operational expenses	7,336	9,913
Accrued professional fees	6,782	5,245
Others	5,479	3,272
Total other payable and accrued liabilities	109,200	126,177

(1)	The deposit obtained from the merchants is to ensure implementation of Yunji App’s platform policy and good product quality to be sold by the merchants on Yunji App under the Group’s marketplace business model. The deposit can be withdrawn immediately after the merchants terminate its online shop on Yunji App.

(2)	The deposit obtained from the suppliers is to ensure inventory level ready for the Group to purchase and good product quality under the Group’s sales of merchandise business model.

18. OTHER OPERATING INCOME

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

Government grants (1)	15,110	13,123	5,331
VAT-in super deduction and other tax returns (2)	2,369	518	170
Others	4,120	1,257	1,043
Total other operating income	21,599	14,898	6,544

(1)	Government grants mainly represent cash subsidies received from PRC local governments for companies operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. These cash subsidies were not subject to meeting any specific future conditions.

(2)	From 2019, in accordance with “the Announcement on Relevant Policies for Deepening the Value-added Tax Reform” and relevant government policies announced by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs of China, one China VIE of the Company, as a consumer service company, is allowed to enjoy additional 10% VAT-in deduction for any services or products it purchased (“VAT-in super deduction”) from April 1, 2019 to December 31, 2024. The VAT-in super deduction is considered as operating given that all VAT-in were derived from the purchases for that VIE’s daily operations in nature, and therefore is presented in other operating income in the Consolidation Statements of Comprehensive Loss.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. OTHER NON-OPERATING INCOME/(LOSS), NET

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

(Loss)/gain on disposal of long-term investments and subsidiaries, net	(1,792)	(23)	272
Others	3,864	(2,382)	513
Total other non-operating income/(loss), net	2,072	(2,405)	785

20. FINANCIAL (EXPENSE)/INCOME, NET

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

(Loss)/gains from fair value changes of equity/debt securities investments, net	(28,326)	(80,923)	8,387
Interest income	1,606	13,429	3,850
Interest expense	(2,462)	(631)	-
Bank charges	(276)	(161)	(127)
Others	15,102	8,060	5,223
Total financial (expense)/income, net	(14,356)	(60,226)	17,333

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, one subsidiary of the Group incorporated in Hong Kong is eligible for the two-tiered profits tax rate and is subject to 8.25% profit tax rate on the first HKD 2 million assessable profits and 16.5% profits tax rate on the remaining assessable profits derived from operations in Hong Kong. While the other Hong Kong companies are subject to the standard rate of 16.5%. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

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

Jixiang obtained its HNTE certificate on December 16, 2021 and renewed the HNTE certificate on December 6, 2024, which was eligible Jixiang to enjoy a preferential tax rate of 15% from 2021 to 2026 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

The Group’s other PRC subsidiaries, the VIE and the VIE’s subsidiaries are subject to the statutory income tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 50% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities. Effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75% of qualified research and development expenses can be directly claimed in the annual EIT filing. Effective from 2023 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 100% of qualified research and development expenses can be directly claimed in the annual EIT filing.

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

As of December 31, 2023 and 2024, the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. Accordingly, no deferred income tax liabilities on withholding tax were provided as of December 31, 2023 and 2024.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. TAXATION (CONTINUED)

(b) Income tax (continued)

Composition of income tax

The components of income/(loss) before tax are as follow:

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

Loss before tax
Loss from PRC entities	(113,848)	(83,575)	(95,820)
Income/(loss) from overseas entities	7,300	(66,418)	(20,231)
Total loss before tax	(106,548)	(149,993)	(116,051)

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

Current income tax expense	9,866	7,851	2,009
Deferred income tax expense	14,925	-	-
Total income tax expense	24,791	7,851	2,009

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024

PRC Statutory income tax rate	25%	25%	25%
Effect on tax rates in different tax jurisdiction	-10%	-6%	-9%
The effect of change in the tax rate of subsidiaries	4%	-1%	-7%
Non-deductible expenses	-1%	-1%	-3%
Additional deduction for research and development expenditures	8%	5%	4%
Share-based compensation	-4%	0%	0%
Non-taxable income	1%	1%	1%
Permanent book-tax differences	-3%	-4%	0%
Change in valuation allowance (1)	-43%	-24%	-13%
Effective tax rates	-23%	-5%	-2%

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. TAXATION (CONTINUED)

(b) Income tax (continued)

(1)	Included the impact of the valuation allowance decrease due to disposal of subsidiaries and tax losses forfeiture in 2024.

(c) Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2023	2024
	RMB	RMB

Deferred tax assets
Net accumulated losses-carry forward	140,351	133,140
Allowance for credit losses	18,570	20,717
Gain or loss from changes in fair values	12,841	7,849
Inventory write-downs	1,836	1,441
Others	3,818	2,936
Less: valuation allowance	(173,529)	(162,019)
Total deferred tax assets	3,887	4,064

	As of December 31,
	2023	2024
	RMB	RMB

Deferred tax liabilities
Gain or loss from changes in fair values	156	-
Others	3,731	4,064
Total deferred tax liabilities	3,887	4,064

The Group offsets deferred tax assets and deferred tax liabilities relating to income taxes levied by the same tax authority on same tax payee, and presents the net amount of deferred tax assets and deferred tax liabilities on its consolidated balance sheets. The net deferred tax assets were both nil as of December 31, 2023 and 2024, respectively, and the net deferred tax liabilities were both nil as of December 31, 2023 and 2024, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. TAXATION (CONTINUED)

Movement of valuation allowance

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

Balance at beginning of the year	(96,489)	(140,189)	(173,529)
Changes of valuation allowance (1)	(43,700)	(33,340)	11,510
Balance at end of the year	(140,189)	(173,529)	(162,019)

(1)	Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination as of December 31, 2023 and 2024, the Group evaluates a variety of factors supporting the utilization of carry-forwards through a forecast of future taxable profits for each impacted entity within a specific tax jurisdiction, including: the Group’s entities’ operating history and forecast, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2023 and 2024, valuation allowances on a large part of deferred tax assets were provided because it was more likely than not that such portion of deferred tax will not be realized based on the Company’s estimate of future taxable incomes of all its subsidiaries.

As of December 31, 2024, net operating loss carry forwards from PRC entities will expire as follows:

RMB
2025	7,354
2026	23,189
2027	72,478
2028	104,061
2029 and onwards	471,891
678,973

As of December 31, 2024, the Group had tax losses carry forwards of approximately RMB 678,973 which mainly arose from its subsidiaries, the consolidated VIE and the VIE’s subsidiaries established in the PRC. The tax losses carry forwards from PRC entities will expire during the period from 2025 to 2029 and onwards.

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

From September 13, 2024, the Company changed its ADS ratio from each ADS representing 100 Class A ordinary shares to each ADS representing 400 Class A ordinary shares. The change in the ADS Ratio will have no impact on Yunji’s underlying Class A ordinary shares.

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

On January 1, 2022 and August 1, 2022, the Company granted 8,690,000 and 1,160,000 RSUs to its employees, respectively.

On February 1, 2023 and July 1, 2023, the Company granted 400,000 and 7,500,000 RSUs to its employees, respectively.

On July 1, 2024, the Company granted 4,000,000 RSUs to its employees.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. SHARE-BASED COMPENSATION (CONTINUED)

(a) Options

The following table sets forth the stock options activity for the years ended December 31, 2022, 2023 and 2024:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$

Outstanding as of December 31, 2022	61,091,820	0.22	0.89	-

Granted	-	-
Forfeited	(173,870)	0.23
Exercised	-	-
Expired	(46,562,380)	0.09

Outstanding as of December 31, 2023	14,355,570	0.61	0.27	-

Granted
Forfeited	-	-
Exercised	-	-
Expired	(3,265,030)	0.37

Outstanding as of December 31, 2024	11,090,540	0.68	0.02	-
Vested and expected to vest as of December 31, 2024	11,090,540
Exercisable as of December 31, 2024	11,090,540

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2023: US$ 0.007, December 31, 2024: US$ 0.004).

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

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB 1,828, share-based compensation benefits RMB 5,628 and nil for share options granted under the 2017 Plan and the 2019 Plan in the Consolidated Statements of Comprehensive Loss for the years ended 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, there was RMB 1 and nil, respectively, in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 0.08 and nil years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.

(b) Restricted share units

A summary of activities of the service-based RSUs for the years ended December 31, 2022, 2023 and 2024 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$

Unvested at December 31, 2022	24,922,100	0.45

Granted	7,900,000	0.02
Vested	(1,587,950)
Forfeited	(11,609,400)

Unvested at December 31, 2023	19,624,750	0.26

Granted	4,000,000	0.01
Vested	(3,837,500)
Forfeited	(2,378,850)

Unvested at December 31, 2024	17,408,400	0.27

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

As of December 31, 2023 and 2024, 1,587,950 RSUs and 3,837,500 RSUs were vested.

For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized by the Group for the RSUs granted were RMB 28,322, RMB 4,743 and RMB 2,430, respectively.

As of December 31, 2023 and 2024, there was RMB 3,489 and RMB 553 in total unrecognized compensation expense, related to unvested RSUs, which is expected to be recognized over a weighted average period of 1.17 and 1.65 years, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. FAIR VALUE MEASUREMENTS

As of December 31, 2023 and 2024, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Debt securities for trading	7,195	-	7,195	-
Long-term investments
Equity securities with readily determinable fair value	37,650	37,650	-	-
Equity securities accounted for under measurement alternative	220,981	-	220,981	-
Total assets	265,826	37,650	228,176	-

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Long-term investments
Equity securities with readily determinable fair value	46,576	46,576	-	-
Equity securities accounted for under measurement alternative	218,407	-	218,407	-
Total assets	264,983	46,576	218,407	-

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years/periods presented are calculated as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

Numerator:
Net loss attributable to YUNJI INC’s ordinary shareholders	(138,173)	(165,129)	(123,110)

Denominator:
Denominator for basic earnings per ordinary share
-Weighted average ordinary shares outstanding	2,088,319,721	1,971,108,505	1,967,498,669

Denominator for diluted earnings per ordinary share	2,088,319,721	1,971,108,505	1,967,498,669

Net loss per share attributable to ordinary shareholders:
-Basic	(0.07)	(0.08)	(0.06)
-Diluted	(0.07)	(0.08)	(0.06)

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

For the year ended December 31, 2019, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect. The effects of all outstanding share options and RSUs have also been excluded from the computation of diluted loss per share for the years ended December 31, 2022, 2023 and 2024 as their effects would be anti-dilutive. For the year ended December 31, 2021, the Company had potential ordinary shares, including non-vested restricted shares, and option granted which were included in the computation of diluted EPS in 2021. As the Group incurred losses for the years ended December 31, 2022, 2023 and 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2024:

Name of related parties	Relationship with the Group

Small Ye Group	Controlled by Mr. Xiao Shanglue, Founder and CEO of the Group
Hangzhou Tianshi Technology Co., Ltd. (“Tianshi”)*	An associate of the Group (incorporated in 2017)
Guangdong Weixin Technology Co., Ltd. (“Weixin”)	An associate of the Group (incorporated in 2018)
Hangzhou Bixin Biotechnology Co., Ltd. (“Bixin”)*	An associate of the Group (incorporated in 2019)
Shanxi Yunnong Logistic Management Co., Ltd. (“Yunnong”)*	An associate of the Group (incorporated in 2019)
Zhejiang Jimi E-commerce Co., Ltd. (“Jimi”)	An associate of the Group (incorporated in 2020)
Zhejiang Jibi Technology Co., Ltd. (“Jibi”)	An associate of the Group (incorporated in 2020)
Hangzhou Xingsheng Brand Marketing Management Co., Ltd. (“Xingsheng”)*	An associate of the Group (incorporated in 2020)

*	The investments in these associates were disposed by the Group in 2023 and 2024.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Group entered into agreements with aforementioned equity method classified investees as related party transactions, including purchase of merchandise from them and marketplace services provided to them. Details of related party balances and transactions as of December 31, 2022, 2023 and 2024 are as follows:

Advance to related parties and amounts due from related parties

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from related parties
Jimi	1,134	495
Others	227	167
Total	1,361	662

Amounts due to related parties

	As of December 31,
	2023	2024
	RMB	RMB
Jibi	809	671
Small Ye Group	691	602
Jimi	125	125
Bixin	1,132	-
Yunnong	351	-
Weixin	89	-
Others	338	247
	3,535	1,645

The terms of the agreements the Group entered into with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

Transactions with related parties

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

Purchase of merchandise
Jimi	7,572	16,353	6,423
Bixin	3,328	1,852	855
Tianshi	2,722	2,793	-
Yunnong	-	1,286	-
Weixin	32	-	-
Xingsheng	7,384	-	-
Others	472	312	273
	21,510	22,596	7,551

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Transactions with related parties (continued)

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

Marketplace service provided to related parties

Jimi	1,699	1,501	646
Bixin	1,234	1,075	590
Others	172	80	-
	3,105	2,656	1,236

Other goods and services provided to related parties

Jimi	131	56	38
Bixin	3	172	12
Tianshi	114	45	-
Xingsheng	554	-	-
Others	21	41	-
	823	314	50

28. COMMITMENTS AND CONTINGENCIES

(a) Operating commitments

As of December 31, 2024, the Company had outstanding operating commitments totaling RMB 709, which was the short-term lease payments.

(b) Capital commitments

As of December 31, 2024, the Company had outstanding capital commitments totaling RMB 241,726, which constituted the contractual amount for building construction and design and management fees.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Contingencies

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. As of December 31, 2024, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.

29. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole.

The Group operates as a single operating segment. The single operating segment is reported in a manner consistent with the internal reporting provided to the CODM.

The accounting policies of the single segment are the same as described in the principal accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the Consolidated Statements of Comprehensive Loss as consolidated net loss.

As the Group’s long-lived assets are substantially located in the PRC and substantially all the Group’s revenue are derived from within the PRC, no geographical segments are presented.

The following table present the segment results for the years ended December 31, 2022, 2023 and 2024:

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

Revenues	1,154,114	640,209	417,651
Cost of revenues	(651,578)	(332,774)	(211,311)
Fulfilment	(160,680)	(107,472)	(76,126)
Sales and marketing	(214,783)	(121,039)	(96,965)
Technology and content	(81,382)	(53,490)	(45,627)
General and administrative	(145,857)	(120,951)	(130,462)
Other operating income	21,599	14,898	6,544

Segment loss from operations	(78,567)	(80,619)	(136,296)

30. SUBSEQUENT EVENTS

From December 31, 2024 to the date of publication of this report, there was no subsequent event which had a material impact on the Group.

31. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and the consolidated VIE in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2022, 2023 and 2024, appropriations to the statutory reserve have been made by the Group, which was RMB 2,059, RMB 176 and RMB 472 respectively.

In addition, due to restrictions on the distribution of share capital from the Group’s subsidiaries and the consolidated VIE in PRC and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ and the consolidated VIE’s net assets was RMB 909,407, or 84% of the Group’s total consolidated net assets as of December 31, 2024.

The Company performed a test on the restricted net assets of consolidated subsidiaries and the VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “investments in subsidiaries and VIE” and the loss of the subsidiaries is presented as “share of loss of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

32. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance sheets of the parent company

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	64,070	25,064
Short-term investment	7,195	-
Amounts due from the group companies	195,917	192,678
Prepaid expenses and other current assets	1,059	620
Total current assets	268,241	218,362

Non-current assets:
Long-term investments	39,500	53,120
Investment in subsidiaries and VIE	883,681	807,681
Total non-current assets	923,181	860,801

Total assets	1,191,422	1,079,163

LIABILITIES AND EQUITY

Current liabilities
Other payables and accruals	1,206	1,777
Total liabilities	1,206	1,777

Shareholders’ equity

Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2023 and 2024; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2023 and 2024; 1,016,418,532 and 1,020,256,032 Class A ordinary shares and 949,960,000 and 949,960,000 Class B ordinary shares outstanding as of December 31, 2023 and 2024, respectively)	70	70
Additional paid-in capital	7,327,581	7,293,445
Accumulated other comprehensive income	116,171	138,690
Less: Treasury stock (192,412,690 and 188,575,190 shares as of December 31, 2023 and 2024, respectively)	(116,108)	(113,334)
Accumulated deficit	(6,137,498)	(6,241,485)
Total shareholders’ equity	1,190,216	1,077,386

Total liabilities and shareholders’ equity	1,191,422	1,079,163

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

32. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive loss of the parent company

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

Operation expense
General and administrative	(10,706)	(8,557)	(7,467)
Total operating expenses	(10,706)	(8,557)	(7,467)
Share of loss of subsidiaries and VIE	(115,080)	(151,117)	(135,507)
Financial (loss)/income, net	(12,283)	(518)	21,872
Foreign exchange (loss)/gain	(134)	-	51
Other non-operating income/(loss), net	30	(4,232)	(1,347)
Loss before income tax expense	(138,173)	(164,424)	(122,398)

Equity in loss of affiliates, net of tax	-	(705)	(712)
Net loss	(138,173)	(165,129)	(123,110)

Net loss attributable to ordinary shareholders	(138,173)	(165,129)	(123,110)

Net loss	(138,173)	(165,129)	(123,110)
Other comprehensive income
Foreign currency translation	134,143	24,673	22,520
Total comprehensive loss	(4,030)	(140,456)	(100,590)

Statements of cash flows of the parent company

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	RMB	RMB	RMB

Net cash used in operating activities	(9,075)	(8,557)	(7,174)
Net cash generated from/(used in) investing activities	154,552	31,720	(31,541)
Net cash used in financing activities	(94,752)	(25,334)	(805)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,960	878	514
Net increase/(decrease) in cash, cash equivalents and restricted cash	56,685	(1,293)	(39,006)
Cash, cash equivalents and restricted cash at beginning of the year	8,678	65,363	64,070
Cash, cash equivalents and restricted cash at end of the year	65,363	64,070	25,064

