Form 20-F
period 2025-12-31
Yunji Inc.
filed 2026-04-24
CIK 1759614

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Nan Song, Senior Financial Director
56/F, Building A, Gate of Wisdom,
Binjiang District, Hangzhou,
Zhejiang, 310000
People’s Republic of China
Telephone: 86-0571-82653857
Email: songn@yunjiglobal.com

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

As of December 31, 2025, there were 1,970,216,032 ordinary shares outstanding, par value US$0.000005 per share, being the sum of 1,020,256,032 Class A ordinary shares (excluding treasury shares), par value US$0.000005 per share and 949,960,000 Class B ordinary shares, par value US$0.000005 per share.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of the end of December 31, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

Yunji Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our business in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services, internet audio and video services and certain other businesses. Accordingly, we operate these businesses in China through the VIE, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to direct the business operations of the VIE. Revenues contributed by the VIE(s) accounted for 49.4%, 56.2% and 16.1% of our total revenues for the years of 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yunji Inc., our Cayman Islands holding company and its subsidiaries. Yunji Inc. is a holding company with no operations of its own. Our PRC subsidiaries and the VIE conduct operations in China, and the VIE is consolidated for accounting purposes in accordance with U.S. GAAP only but are not entities in which we have any equity interest. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries and the VIE. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE.

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

The chart below summarizes our corporate structure, including our principal subsidiaries, the VIE and the VIE’s principal subsidiaries, as of the date of this annual report:

Notes:

(1)	Mr. Shanglue Xiao and Mr. Shangce Xiao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao is beneficial owner of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company. Mr. Shangce Xiao is a relative of Mr. Shanglue Xiao.

(2)	Zhejiang Jixiang holds 95% of the equity interest in Ningbo Meishan, and the remaining 5% equity interest in Ningbo Meishan is held by Ningbo Meishan Bonded Port Zone Jichuang Investment Partnership (Limited Partnership), in which Hangzhou Jichuang and Mr. Shanglue Xiao each hold of 95% and 5% of the equity interests, respectively.

(3)	Zhejiang Fengji holds 51% of the equity interest in Hangzhou Yunlian, Zhejiang Jixiang holds 30% of the equity interest in Hangzhou Yunlian, and Zhejiang Jiyuan holds 19% of the equity interest in Hangzhou Yunlian.

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

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. After consulting our PRC legal counsel, Han Kun Law Offices, we believe, as of the date of this annual report, except as otherwise stated in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations,” our PRC subsidiaries and the VIE have obtained all the requisite operational licenses and permits from the PRC government authorities that are necessary for the business operations of our holding company, our PRC subsidiaries and the VIE in China, namely, the VATS License, the Production and Operation of Broadcasting and Television Programs Permit, the ICP filing, the Internet Pharmaceutical Information Services Qualification Certificate, the Record-Filing of Third-Party Platforms Providing Online Trading Service for Medical Devices, the Record-Filing for Business Operations of Class Two Medical Devices, the Publication Operation Permit, the Food Operation Permit, the Record-Filing Application as A Third-Party Platform Provider for Online Food Trading, the registration and record-filing of cosmetic products and the filing of APP (including mini-applet) organizer. We, our PRC subsidiaries, and the VIE have not been denied for any permission or approval by any PRC authority with respect to the operation of our business as of the date of this annual report. However, given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations,” “—Failure to comply with the E-Commerce Law may have a material adverse impact on our business, financial conditions and results of Operations,” “—Our and the VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and the VIE may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our former auditor, PricewaterhouseCoopers Zhong Tian LLP was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our current auditor, WWC, P.C. (“WWC”), an independent registered public accounting firm headquartered in San Mateo, California that issues the audit report included elsewhere in this annual report, is a public accounting firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC was not subject to the determination announced by the PCAOB on December 16, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. As such, we are no longer identified as a Commission-Identified Issuer under the HFCAA.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we decide to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we could be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange(“SAFE”). The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIE in which we have no legal ownership, totaling RMB639.4 million, RMB909.4 million and RMB859.7 million (US$122.9 million) as of December 31, 2023, 2024 and 2025, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIE to entities outside of China are subject to PRC government controls on currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Yunji Inc., our subsidiaries, and the VIE to transfer cash. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. To the extent cash in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under PRC law, Yunji Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2023, 2024 and 2025, Yunji Inc. extended loans with principal amount of RMB22.0 million, RMB40.1 million and RMB10.7 million (US$1.5 million), respectively, to our intermediate holding companies and subsidiaries and received repayments of RMB19.7 million, nil and nil, respectively, from our intermediate holding companies and subsidiaries. For the years ended December 31, 2023, 2024 and 2025, the VIE didn’t receive any loans from Yunji Inc. and Yunji Inc. didn’t receive any repayments from the VIE. The VIE may transfer cash to our WFOE by paying service fees according to the exclusive service agreements. For the years ended December 31, 2023, 2024 and 2025, no service fees were paid by the VIE to our WFOE under the exclusive service agreements. We plan to continue to determine the amount of service fee and payment method with the VIE and its shareholders based on the working capital needs of the VIE, and settle fees under the contractual arrangements with the VIE when required in the future.

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

Selected Condensed Consolidating Statements of Comprehensive Loss Information

	For the Year Ended December 31, 2025
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	—	51,028	265,988	-	317,016
Intra-Group revenues(3)	—	—	56,456	27,566	(84,022)	—
Total revenues	—	—	107,484	293,554	(84,022)	317,016
Operating cost and expenses
Third-party operating cost and expenses	(4,168)	(101)	(113,733)	(364,714)	14,706	(468,010)
Intra-Group operating cost and expenses(3)	—	—	(29,077)	(40,239)	69,316	—
Total operating cost and expenses	(4,168)	(101)	(142,810)	(404,953)	84,022	(468,010)
Other operating income, net	—	—	3,871	3,703	—	7,574
Loss from operations	(4,168)	(101)	(31,455)	(107,696)	—	(143,420)
Other non-operating income/(loss)	12,553	1,444	(215)	(6,793)	—	6,989
Share of loss from investments in VIEs and subsidiaries	(146,238)	(31,905)	—	(31,081)	209,224	—
Loss before income tax expense, and equity in income of affiliates, net of tax	(137,853)	(30,562)	(31,670)	(145,570)	209,224	(136,431)
Income tax expense	—	(451)	(127)	116	—	(462)
Equity in income/(loss) of affiliates, net of tax	4,569	(68)	(397)	(496)	—	3,608
Net loss	(133,284)	(31,081)	(32,194)	(145,950)	209,224	(133,285)

Less: Net loss from operations attributable to non-controlling interests shareholders	—	—	(1)	—	—	(1)
Net loss attributable to Yunji Inc.	(133,284)	(31,081)	(32,193)	(145,950)	209,224	(133,284)

	For the Year Ended December 31, 2024
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	—	234,870	182,781	—	417,651
Intra-Group revenues(3)	—	—	27,815	110,408	(138,223)	—
Total revenues	—	—	262,685	293,189	(138,223)	417,651
Operating cost and expenses
Third-party operating cost and expenses	(7,467)	(18,748)	(204,467)	(329,685)	(124)	(560,491)
Intra-Group operating cost and expenses(3)	—	—	(109,726)	(28,621)	138,347	—
Total operating cost and expenses	(7,467)	(18,748)	(314,193)	(358,306)	138,223	(560,491)
Other operating income, net	—	—	1,926	4,618	—	6,544
Loss from operations	(7,467)	(18,748)	(49,582)	(60,499)	—	(136,296)
Other non-operating income /(loss)	20,576	(3,017)	(1,769)	4,455	—	20,245
Share of loss from investments in VIE and subsidiaries	(135,507)	(84,943)	—	(106,648)	327,098	—
Loss before income tax expense, and equity in income of affiliates, net of tax	(122,398)	(106,708)	(51,351)	(162,692)	327,098	(116,051)
Income tax expense	—	—	339	(2,348)	—	(2,009)
Equity in (loss)/income of affiliates, net of tax	(712)	60	(423)	(3,986)	—	(5,061)
Net loss	(123,110)	(106,648)	(51,435)	(169,026)	327,098	(123,121)
Less: Net loss from operations attributable to non-controlling interests shareholders	—	—	—	(11)	—	(11)
Net loss attributable to Yunji Inc.	(123,110)	(106,648)	(51,435)	(169,015)	327,098	(123,110)

	For the Year Ended December 31, 2023
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Revenues
Third-party revenues	—	34	316,382	323,793	—	640,209
Intra-Group revenues(3)	—	—	91,657	142,790	(234,447)	—
Total revenues	—	34	408,039	466,583	(234,447)	640,209
Operating cost and expenses
Third-party operating cost and expenses	(8,557)	(15,520)	(272,602)	(439,047)	—	(735,726)
Intra-Group operating cost and expenses(3)	—	—	(142,717)	(91,730)	234,447	—
Total operating cost and expenses	(8,557)	(15,520)	(415,319)	(530,777)	234,447	(735,726)
Other operating income, net	—	—	9,349	5,549	—	14,898
(Loss)/income from operations	(8,557)	(15,486)	2,069	(58,645)	—	(80,619)
Other non-operating (loss)/income	(4,750)	(7,651)	1,975	(58,948)	—	(69,374)
Share of loss from investments in VIE and subsidiaries	(151,117)	(53,631)	—	(77,600)	282,348	—
(Loss)/income before income tax expense, and equity in income of affiliates, net of tax	(164,424)	(76,768)	4,044	(195,193)	282,348	(149,993)
Income tax expense	—	—	(6,683)	(1,168)	—	(7,851)
Equity in loss of affiliates, net of tax	(705)	(832)	(4,637)	(1,102)	—	(7,276)
Net loss	(165,129)	(77,600)	(7,276)	(197,463)	282,348	(165,120)
Less: Net income from operations attributable to non-controlling interests shareholders	—	—	8	1	—	9
Net loss attributable to Yunji Inc.	(165,129)	(77,600)	(7,284)	(197,464)	282,348	(165,129)

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries)	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	9,675	2,484	27,931	69,497	-	109,587
Restricted cash	-	-	21,768	1,002	-	22,770
Short-term investments	40,480	-	-	43,294	-	83,774
Inventories, net	-	—	110	40,890	—	41,000
Amounts due from the Group companies(1)	204,435	701,577	475,718	1,493,102	(2,874,832)	-
Prepaid expenses and other current assets	544	22,583	49,295	13,720	-	86,142
Other current assets	-	-	3,434	10,825	-	14,259
Total current assets	255,134	726,644	578,256	1,672,330	(2,874,832)	357,532
Investment in subsidiaries and VIEs(2)	661,365	(203,147)	-	105,413	(563,631)	-
Land use rights, net	-	-	-	170,021	-	170,021
Long-term investments	20,033	-	199,800	88,123	-	307,956
Other non-current assets	-	-	40,676	333,461	-	374,137
Total non-current assets	681,398	(203,147)	240,476	697,018	(563,631)	852,114
Total assets	936,532	523,497	818,732	2,369,348	(3,438,463)	1,209,646
Accounts payable	-	-	17,319	31,624	-	48,943
Deferred revenue	-	-	8,860	2,255	-	11,115
Incentive payables to members	-	-	50,635	-	-	50,635
Amounts due to the Group companies(1)	-	409,081	877,987	1,587,764	(2,874,832)	-
Other payable and accrued liabilities	1,300	9,003	37,411	48,362	-	96,076
Other liabilities	-	-	4,195	62,791	-	66,986
Total liabilities	1,300	418,084	996,407	1,732,796	(2,874,832)	273,755
Total shareholders’ equity/(deficit)(2)	935,232	105,413	(177,675)	636,552	(563,631)	935,891
Total liabilities and shareholders’ equity/(deficit)	936,532	523,497	818,732	2,369,348	(3,438,463)	1,209,646

	As of December 31, 2024
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	25,064	12,355	24,713	157,233	—	219,365
Restricted cash	—	—	22,465	1,002	—	23,467
Short-term investments	—	—	—	—	—	—
Inventories, net	—	—	1,608	27,840	—	29,448
Amounts due from the Group companies(1)	192,678	683,545	524,755	1,476,661	(2,877,639)	—
Prepaid expenses and other current assets	620	11,191	45,858	119,518	—	177,187
Other current assets	—	—	56,829	9,876	—	66,705
Total current assets	218,362	707,091	676,228	1,792,130	(2,877,639)	516,172
Investment in subsidiaries and VIE(2)	807,681	(198,884)	—	110,587	(719,384)	—
Land use rights, net	—	—	—	174,437	—	174,437
Long-term investments	53,120	—	205,795	105,619	—	364,534
Other non-current assets	—	14,831	7,108	275,370	—	297,309
Total non-current assets	860,801	(184,053)	212,903	666,013	(719,384)	836,280
Total assets	1,079,163	523,038	889,131	2,458,143	(3,597,023)	1,352,452
Accounts payable	—	—	19,505	35,173	—	54,678
Deferred revenue	—	—	6,409	2,187	—	8,596
Incentive payables to members	—	—	66,039	—	—	66,039
Amounts due to the Group companies(1)	—	408,778	877,561	1,591,300	(2,877,639)	—
Other payable and accrued liabilities	1,777	8,673	62,659	53,068	—	126,177
Other liabilities	—	—	2,731	16,185	—	18,916
Total liabilities	1,777	417,451	1,034,904	1,697,913	(2,877,639)	274,406
Total shareholders’ equity/(deficit)(2)	1,077,386	105,587	(145,773)	760,230	(719,384)	1,078,046
Total liabilities and shareholders’ equity/(deficit)	1,079,163	523,038	889,131	2,458,143	(3,597,023)	1,352,452

	As of December 31, 2023
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	(RMB in thousands)
Cash and cash equivalents	64,070	34,485	20,176	398,811	—	517,542
Restricted cash	—	—	27,169	—	—	27,169
Short-term investments	7,195	—	—	—	—	7,195
Inventories, net	—	—	2,491	40,451	—	42,942
Amounts due from the Group companies(1)	195,917	610,157	530,998	1,362,125	(2,699,197)	—
Prepaid expenses and other current assets	1,059	11,837	58,441	62,684	—	134,021
Other current assets	—	—	62,789	16,942	—	79,731
Total current assets	268,241	656,479	702,064	1,881,013	(2,699,197)	808,600
Investment in subsidiaries and VIE(2)	883,681	(103,987)	—	189,991	(969,685)	—
Long-term investments	39,500	105	206,152	118,402	—	364,159
Other non-current assets	—	43,807	7,915	329,303	—	381,025
Total non-current assets	923,181	(60,075)	214,067	637,696	(969,685)	745,184
Total assets	1,191,422	596,404	916,131	2,518,709	(3,668,882)	1,553,784
Accounts payable	—	—	48,198	48,584	—	96,782
Deferred revenue	—	—	6,836	2,576	—	9,412
Incentive payables to members	—	—	124,889	—	—	124,889
Amounts due to the Group companies(1)	—	402,946	727,459	1,568,792	(2,699,197)	—
Other payable and accrued liabilities	1,206	8,467	65,587	33,940	—	109,200
Other liabilities	—	—	5,369	17,037	—	22,406
Total liabilities	1,206	411,413	978,338	1,670,929	(2,699,197)	362,689
Total shareholders’ equity/(deficit)(2)	1,190,216	184,991	(62,207)	847,780	(969,685)	1,191,095
Total liabilities and shareholders’ equity/(deficit)	1,191,422	596,404	916,131	2,518,709	(3,668,882)	1,553,784

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2025
	Yunji Inc.	Primary Beneficiary of VIEs	VIEs and their subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Total

Net cash (used in)/provided by transactions with external parties	(3,575)	(125)	269,849	(323,929)	-	(57,780)
Net cash (used in)/provided by transactions with intra-Group entities	-	-	(218,731)	218,731	-	-
Net cash (used in)/provided by operating activities	(3,575)	(125)	51,118	(105,198)	-	(57,780)
Net cash provided by/(used in) transactions with external parties	-	5,740	(36,127)	(57,843)	-	(88,230)
Net cash used in transactions with intra-Group entities	(10,714)	(43,842)	-	(28,408)	82,964	-
Net cash used in investing activities	(10,714)	(38,102)	(36,127)	(86,251)	82,964	(88,230)
Net cash (used in)/ provided by transactions with external parties	(719)	-	(887)	40,302	-	38,696
Net cash provided by/(used in) transactions with intra-Group entities	-	28,408	(11,200)	65,756	(82,964)	-
Net cash (used in)/generated from financing activities	(719)	28,408	(12,087)	106,058	(82,964)	38,696
Effect of exchange rate changes on cash and cash equivalents	(381)	(52)	(383)	(2,345)	-	(3,161)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(15,389)	(9,871)	2,521	(87,736)	-	(110,475)
Cash, cash equivalents and restricted cash at beginning of the year	25,064	12,355	47,178	158,235	-	242,832
Cash, cash equivalents and restricted cash at end of the year	9,675	2,484	49,699	70,499	-	132,357

	For the Year Ended December 31, 2024
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Total
	(RMB in thousands)
Net cash (used in)/provided by transactions with external parties	(7,174)	983	35,563	(155,454)	—	(126,082)
Net cash (used in)/provided by transactions with intra-Group entities	—	—	(62,677)	62,677	—	—
Net cash (used in)/provided by operating activities	(7,174)	983	(27,114)	(92,777)	—	(126,082)
Net cash provided by/(used in) transactions with external parties	7,527	11,682	82	(185,621)	—	(166,330)
Net cash (used in)/provided by transactions with intra-Group entities	(39,068)	(92,048)	18,588	(75,343)	187,871	—
Net cash (used in)/generated from investing activities	(31,541)	(80,366)	18,670	(260,964)	187,871	(166,330)
Net cash used in transactions with external parties	(805)	—	(10,683)	(1,831)	—	(13,319)
Net cash provided by transactions with intra-Group entities	—	56,755	18,700	112,416	(187,871)	—
Net cash (used in)/generated from financing activities	(805)	56,755	8,017	110,585	(187,871)	(13,319)
Effect of exchange rate changes on cash and cash equivalents	514	498	260	2,580	—	3,852
Net decrease in cash, cash equivalents and restricted cash	(39,006)	(22,130)	(167)	(240,576)	—	(301,879)
Cash, cash equivalents and restricted cash at beginning of the year	64,070	34,485	47,345	398,811	—	544,711
Cash, cash equivalents and restricted cash at end of the year	25,064	12,355	47,178	158,235	—	242,832

	For the Year Ended December 31, 2023
	Yunji Inc.	Primary Beneficiary of VIE	VIE and its subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Total
	(RMB in thousands)
Net cash (used in)/ provided by transactions with external parties	(8,557)	(268)	231,606	(393,643)	—	(170,862)
Net cash (used in)/ provided by transactions with intra-Group entities	—	—	(453,916)	453,916	—	—
Net cash (used in)/ provided by operating activities	(8,557)	(268)	(222,310)	60,273	—	(170,862)
Net cash provided by transactions with external parties	53,690	1,743	9,028	229,574	—	294,035
Net cash (used in)/provided by transactions with intra-Group entities	(21,970)	28,500	118,831	—	(125,361)	—
Net cash generated from investing activities	31,720	30,243	127,859	229,574	(125,361)	294,035
Net cash used in transactions with external parties	(25,334)	—	(16,379)	(1,020)	—	(42,733)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	1,500	(126,861)	125,361	—
Net cash used in financing activities	(25,334)	—	(14,879)	(127,881)	125,361	(42,733)
Effect of exchange rate changes on cash and cash equivalents	878	10	301	6,339	—	7,528
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,293)	29,985	(109,029)	168,305	—	87,968
Cash, cash equivalents and restricted cash at beginning of the year	65,363	4,500	156,374	230,506	—	456,743
Cash, cash equivalents and restricted cash at end of the year	64,070	34,485	47,345	398,811	—	544,711

Notes:

*	In December 2023, our WFOE acquired Yunji Sharing by purchasing all equity interests held by the shareholders in Yunji Sharing and Yunji Sharing has since become a wholly owned subsidiary of our WFOE. In April 2024, the VIE acquired Yunji Sharing by purchasing all equity interests held by the shareholders of Yunji Sharing and Yunji Sharing has since become a wholly owned subsidiary of the VIE. The financial information of Yunji Sharing is included in the financial information of (i) VIE and its subsidiaries prior to the termination of the VIE arrangement with Yunji Sharing and its shareholders in December 2023, (ii) Other Subsidiaries after the termination and (iii) VIE and its subsidiaries after the acquisition in April 2024.

(1)	Represents the elimination of intercompany balances among Yunji Inc., the Primary Beneficiary of VIE, the Other Subsidiaries, and the VIE and its subsidiaries that we consolidate.

(2)	Represents the elimination of investments among Yunji Inc., the Primary Beneficiary of VIE, the Other Subsidiaries, and VIE and its subsidiaries that we consolidate.

(3)	Represents the elimination of the intercompany sales of goods and rendering of services at the consolidation.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

We and the VIE are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	We have experienced declining revenues, negative operating cash flow, and net losses since 2018, and we cannot assure you that our financial performance will improve in the future.

●	If we fail to maintain membership loyalty or generate membership growth, or fail to maintain member relationships effectively and retain existing members, our business and operating results may be materially and adversely affected.

●	If we fail to anticipate user needs and provide products and services attractive to users, or fail to adapt our services or business model to changing user needs, emerging industry standards or rapid technological evolution, or fail to provide products at a satisfactory quality to our users, our business may be materially and adversely affected.

●	We will not be able to exert the same level of influence or control over members and service managers as we could if they were our employees, and we may be subject to significant costs and reputational harm in the event our members violate any laws or regulations applicable to our operations.

●	Any harm to our Yunji brand or reputation may materially and adversely affect our business and results of operations.

●	If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

●	Any change, disruption or discontinuity in the features and functions of major social networks in China could severely limit our ability to retain or grow our member and user base, and our business may be materially and adversely affected.

●	Our and the VIE’s business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation, and improper use or disclosure of data could have a material and adverse effect on our business and prospects.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

●	We face intense competition. We may lose market share and users if we fail to compete effectively.

●	If we are unable to successfully manage our relationships with third-party service companies, we may lose service managers, or fail to provide superior customer services, which could negatively affect our business and operations.

Risks Related to Our Corporate Structure

We and the VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Yunji Inc. is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in Yunji Inc., our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless. Our holding company in the Cayman Islands, the VIE, and investors of Yunji face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

●	We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which is not as effective as direct ownership.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Risks and uncertainties arising from the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, the PRC government may exert influence over our operations in Hong Kong at any time and new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, which may have a material impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in mainland China and Hong Kong. The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Yunji Inc., our subsidiaries, and the VIE to transfer cash. To the extent cash in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

●	Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds to make loans to our PRC subsidiaries and the VIE in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Risks Related to our ADSs

We face risks and uncertainties related to our ADSs, including, but not limited to, the following:

●	Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

●	The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

●	It is likely that we will be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Risks Related to Our Business and Industry

We have experienced declining revenues, negative operating cash flow, and net losses since 2018, and we cannot assure you that our financial performance will improve in the future.

Our total revenues have declined each year since 2018, from a high of RMB13,015 million in 2018 to RMB317.0 million (US$45.3 million) in 2025. We have experienced negative operating cash flow each year since 2018. We have incurred net losses each year since 2018 with the exception of 2021, when we recorded net income of RMB132.3 million that was primarily due to RMB80.1 million in financial income and RMB112.9 million in non-operating income, both of which were due to investments we made in other companies. Our average spending per buyer has decreased each year since 2020, from RMB2,061 in 2020 to RMB843 in 2025. We cannot assure you that we will be able to increase our revenue or generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and other users, grow and diversify our supplier and third-party merchant base, and optimize our cost structure. We may not be able to achieve any of the above.

If we fail to maintain membership loyalty or generate membership growth, or fail to maintain member relationships effectively and retain existing members, our business and operating results may be materially and adversely affected.

We are a membership-based social e-commerce platform and therefore membership loyalty and growth are essential to our business. The success of our business depends on our ability to maintain and increase the number of members on our platform and improve the level of their engagement. Our membership system has experienced various changes in the past few years. Beginning in March 2025, users may become members by (i) purchasing an RMB 198 membership package, which is valid for one year. If their annual spending reaches a specified amount within the year, they can retain their membership for the following year; or (ii) paying an RMB 500 refundable deposit, which will be returned upon meeting a specified spending threshold, at which point membership status will be retained. See “Item 4. Information on the Company—B. Business Overview—Our Member Community—Members” for more details of the previous changes in our membership system. Our recent change in membership system may not be well received by our members and may negatively impact membership loyalty and retention and result in a decline in the level of engagement of our members. Damage to our reputation or our failure to anticipate needs of and provide value-added services to our members, among other things, could also diminish membership loyalty and reduce activity of members on our platform, which could cause our revenue and operating income to decline and negatively impact our profitability.

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

In August 2005, the State Council promulgated the Regulations on the Prohibition of Pyramid Selling, which prohibits individuals and entities in China from engaging in pyramid selling. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Pyramid Selling in the PRC.” In May 2017, we received a formal notice from the local branch of the State Administration for Market Regulation (“SAMR”), in Hangzhou, which ruled that our sales and marketing practice prior to February 2016 violated the Regulations on the Prohibition of Pyramid Selling and imposed a fine of approximately RMB9.6 million (US$1.4 million). Since the early stage of our operations in 2015, the local governmental authorities in Hangzhou had been in discussion with us on potential violation by our then-existing business model of the Regulations on the Prohibition of Pyramid Selling, and we have adjusted our business practices since February 2016 to comply with the Regulations on the Prohibition of Pyramid Selling and other applicable regulations. We fully paid the fine in June 2017. In December 2018, we and Han Kun Law Offices, our PRC legal counsel, consulted with the competent government authority in Hangzhou, the district branch of the SAMR, having direct jurisdiction over our PRC entities that currently operate our membership-based social e-commerce platform, and the government authority verbally confirmed that these entities have conducted their business operations lawfully and none of these entities are in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authorities and the advice of Han Kun Law Offices, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. However, there is no assurance that the competent governmental authorities in China that we communicated with will not change their views, or the other government authorities will share the same view as our PRC legal counsel, or they will find our business model not in violation of any applicable regulations, given the uncertainties in the interpretation and application of existing PRC laws, regulations and policies relating to our current business model, including, but not limited to, regulations regulating pyramid selling. Moreover, new laws, regulations or policies may also be promulgated in the future, and there is no assurance that our current business model will be in full compliance with the new laws, regulations or policies. If our business model were to be found in violation in the future, we will have to make adjustment to our business model or cease certain of our business operations, and the governmental authorities may confiscate any illegal gains and impose a fine, which would have a material and adverse impact on our business, financial condition and results of operations.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Cyber Security, Data Security, National Security and Personal Information Protection.” The following summarizes recent PRC regulatory activities in this area:

●	On June 10, 2021, the Standing Committee of the PRC National People’s Congress published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law is a foundational law in the field of data security, which requires data processing, (which includes the collection, storage, use, processing, transmission, provision, publication of data, etc.) to be conducted in a legitimate and proper manner.

●	On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PRC Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly transmission of personal information in accordance with law and promoting the reasonable use of personal information.

●	On December 28, 2021, the Cyberspace Administration of China and other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. These measures specify the circumstances necessitating cybersecurity review, such as (i) critical information infrastructure operators purchasing network products or services or “online platform operators” conducting data processing activities with similar implications, that affect or may affect national security, and (ii) data processors holding over one million users’ personal information seeking to list on a foreign stock exchange. Additionally, the measures outline the required declaration materials and basic procedures for cybersecurity review.

●	On September 24, 2024, the State Council issued the Regulation on the Administration of Cyber Data Security, or the Cyber Data Security Regulation, which came into effect from January 1, 2025. The Cyber Data Security Regulation stipulated certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further shed light on the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers. The Cyber Data Security Regulation required, among others, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with relevant PRC regulations.

●	On October 14, 2025, the Cyberspace Administration of China and the SAMR jointly promulgated the Measures for Certification of Personal Information Cross-Border Transfer, which will take effect on January 1, 2026. The measures require personal information processors to apply to a qualified certification body for certification of cross-border transfers of personal information. Personal information processors seeking to provide personal information to overseas recipients through the certification pathway must simultaneously satisfy the following conditions: (i) the processor is not a critical information infrastructure operator; (ii) the processor has cumulatively provided personal information of no fewer than 100,000 but fewer than 1,000,000 individuals (excluding sensitive personal information), or sensitive personal information of fewer than 10,000 individuals, to overseas recipients since January 1 of the current year; and (iii) the personal information to be provided overseas does not include important data.

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

Our platform carries a wide range of products including, among others, beauty and personal care, healthcare products, household goods, apparel, shoes and bags, beverage, food and fresh produce, electronics and home appliances, childcare products, and baby and maternity products. Expansion into diverse new product categories and increase in number of products we offer involve new risks and challenges. Our lack of familiarity with these products and lack of user data relating to these products may make it more difficult for us to anticipate user demand and preferences. We may misjudge user demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more complaints from members and other users about them and face costly product liability claims, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers and third-party merchants. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin for these new product categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories. In addition, some of our existing product categories may have lower profit margins than others, and failure to grow our existing product categories with higher profit margins may adversely impact our overall profitability and results of operations.

We have incurred net loss in the past and we may experience losses in the future.

We incurred a net loss of RMB133.3 million (US$19.1 million) in 2025, compared to a net loss of RMB123.1 million and a net loss of RMB165.1 million in 2024 and 2023, respectively. In the years ended December 31, 2023, 2024 and 2025, our operating cash flow was negative. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and other users, grow and diversify our supplier and third-party merchant base, and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest for the foreseeable future in the technology platform to support an even more carefully curated selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses in the future.

If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business and business prospects may suffer.

We source products from third-party suppliers for our merchandise sales business. We also operate a marketplace business whereby third-party merchants sell products on our platform. As of December 31, 2025, we had 654 suppliers and third-party merchants on our platform. Our suppliers and third-party merchants include merchants of mainstream brands and emerging brands, and manufacturing partners we cooperate with. Maintaining strong relationships with these suppliers and third-party merchants is important to our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms and attract third-party merchants to offer their products on commercially attractive terms. We typically enter into one-year framework agreements with our suppliers and third-party merchants on an annual basis, and these framework agreements are typically renewed automatically on an annual basis unless either party chooses to discontinue the business relationship. Should any of our supplier or third-party merchant choose to discontinue their business relationship with us on existing terms, we cannot ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, except in the case of our collaboration with certain top-quality emerging brands for the production of Yunji exclusive products, our agreements with suppliers and third-party merchants typically do not restrict them from selling products to others or on other platforms. We cannot assure you that our current suppliers and third-party merchants will continue to sell products to us or on our platform on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers and third-party merchants, their ability to supply products to us or on our platform in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. For example, the compulsory quarantine and other restrictions imposed as a result of the COVID-19 pandemic in early 2022 caused various degrees of temporary shutdowns and delays in production and operation of our suppliers (especially private label suppliers) and third-party merchants, leading to temporary supply shortages of certain merchandises and delays in the research and development and new product launch processes associated with our private label suppliers.

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

As of December 31, 2025, there were 312 third-party merchants under our marketplace business. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves under our merchandise sales business. With the exception of third-party merchants outside of China for whom we handle the logistics and delivery process within China, our third-party merchants use their own facilities to store their products and their own or third-party delivery systems to deliver their products to our customers, which makes it more difficult for us to ensure that our customers get the same high-quality service for all products sold on our platform. If any third-party merchant does not control the quality of the products that it sells on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our platform, or if it sells certain products without licenses or permits as required by the laws and regulations even though we have requested such licenses or permits in our standard form agreement with third-party merchants, the reputation of our marketplace business and our Yunji brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold under our marketplace business may compete with the products we sell directly, which may cannibalize our merchandise sales business. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our marketplace business may not be the same as those for our merchandise sales operations, which may complicate the management of our business. In order for our marketplace business to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

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

As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. In addition, on March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, which took effect from May 1, 2021 and became an important departmental regulation for the implementation of the E-commerce Law. On June 20, 2025, the State Council issued the Provisions on Tax-Related Information Reporting by Internet Platform Enterprises to regulate tax-related matters in connection with e-commerce activities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce” for further details. We have adopted a series of measures to comply with such requires under the E-Commerce Law. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

The E-Commerce Law also imposes a requirement on operators of e-commerce platforms, such as our company, to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including, among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platforms being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms. Substantial uncertainties exist regarding the interpretation and implementation of the E-Commerce Law. We encourage and incentivize members to promote the products on our platform. If the members were deemed to be selling our products on consignment basis, the PRC tax authorities may require our members to make tax registration and request our assistance in these efforts, pursuant to the E-Commerce Law, and our members may be subject to more stringent tax compliance requirements. Pursuant to the Provisions on Tax-Related Information Reporting by Internet Platform Enterprises, we may be required by the PRC tax authorities, as an internet platform enterprise, to report to the tax authorities tax-related information of operators and practitioners on our platform. Due to the lack of detailed interpretation and implementation rules, we are in discussion, from time to time, with the government authorities on how to comply with the requirements under the E-Commerce Law. The PRC government may adopt additional requirements from time to time, and we may be requested by tax authorities to provide further assistance in the enforcement of tax regulations, such as disclosure of transaction records and bank account information of the members, and withholding taxes for our members. If any of these were to occur, we may lose our existing members or fail to attract new members and the level of activity of members may reduce on our platform. We may also incur increased costs and expenses as a result. The tightened tax enforcement by PRC tax authorities in the e-commerce industry, such as imposition of reporting or withholding obligations on operators of e-commerce platforms with respect to tax payable of merchants on e-commerce platforms, may have a material and adverse effect on our business, financial condition and results of operations.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our platform, or for products sold on our platform or content posted on our platform that infringe on third-party intellectual property rights, or for other misconduct.

We sourced our products from 342 suppliers as of December 31, 2025. Third-party merchants under our marketplace business are separately responsible for sourcing the products they sell on our platform. As of December 31, 2025, we had 312 third-party merchants on our online marketplace. We have been and may continue to be subject to allegations and lawsuits claiming that products sold or listed on our platform are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks and patents or other intellectual property rights, or that content posted on our user interfaces or shared by members through their social networks contain misleading or inaccurate information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including proactively verifying the authenticity and authorization of products sold on our platform through conducting offline investigations and immediately removing any counterfeit or illegal products or misleading information found on our platform, these measures may not always be successful or timely.

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

Our net inventories have fluctuated in recent periods. It decreased from RMB42.7 million as of December 31, 2023 to RMB29.4 million as of December 31, 2024, and increased to RMB41.0 million (US$5.9 million) as of December 31, 2025. Our inventory turnover days were 52.7 days in 2023, 61.5 days in 2024, and 72.0 days in 2025. In 2024, the decrease in inventory was mainly driven by tighter inventory control measures and adjusted production planning in response to market conditions. In 2025, the increase in inventory was primarily due to strategic stocking of key products to support anticipated order demand, as well as delivered goods that had not yet been accepted by certain customers, which temporarily increased inventory levels. We may include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025. However, if we fail to maintain the effectiveness of our internal control over financial reporting, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act.

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

Our business is subject to governmental supervision and regulation by the PRC governmental authorities, including the Ministry of Commerce, the Ministry of Industry and Information Technology, the SAMR, the Cyberspace Administration of China, the National Radio and Television Administration, and other governmental authorities in charge of the relevant categories of products sold and services provided by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our operation of social e-commerce platform, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits for our business operations. Currently, we have obtained the following valid licenses: the VATS license, the Production and Operation of Broadcasting and Television Programs Permit, the ICP filing, the Internet Pharmaceutical Information Services Qualification Certificate, the Record-Filing of Third-Party Platforms Providing Online Trading Service for Medical Devices, the Record-Filing for Business Operations of Class Two Medical Devices, the Publication Operation Permit, the Food Operation Permit, the Record-Filing Application as A Third-Party Platform Provider for Online Food Trading, the registration and record-filing of cosmetic products and the filing of APP (including mini-applet) organizer. However, we cannot guarantee that we have obtained all licenses, permits and filings for selling certain specific products or services on our platform from time to time. See “Item 4. Information on the Company—B. Business Overview—Regulations—Licenses, Permits and Filings.” For example, we have not obtained the internet audio-visual program transmission license for the audio-visual program services on our platform, for which we are not qualified to apply according to current applicable laws and regulations. In addition, we have not completed filing for distributing publications and providing e-commerce live streaming services on our platform, and as of the date of this annual report, we have not been informed that we shall make such filing by any government authorities. We are in the process of applying for these licenses, permits and filings as permitted by the laws, regulations and practice of PRC governmental authorities.

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

We lease a limited number of properties for our offices. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we may compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2017, which was subsequently replaced by the 2019 Share Incentive Plan adopted in March 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, officers, consultants and other personnel to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2019 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of awards. As of February 28, 2026, the awards that had been granted to our directors, officers, employees, consultants and other personnel and remained outstanding included (i) 5,000,000 restricted share units, excluding restricted share units that were forfeited, expired, or vested after the relevant grant date, and (ii) options to purchase an aggregate of nil Class A ordinary shares, excluding options that were forfeited, expired, or exercised after the relevant grant date. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the reporting periods.

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

In the years ended December 31, 2023, 2024 and 2025, our operating cash flow was negative. It is possible that we will continue to have negative cash flow in the future. We believe that our current cash and cash equivalents, our anticipated cash flows from operations and the loan facilities will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

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

The use of technology based on artificial intelligence presents risks relating to confidentiality, creation of inaccurate and flawed outputs and emerging regulatory risk, any or all of which may adversely affect our business and results of operations.

As with many technological innovations, artificial intelligence (“AI”) presents great promise but also risks and challenges that could adversely affect our business. Sensitive, proprietary, or confidential information of the Company and employees, could be leaked, disclosed, or revealed as a result of or in connection with the use of generative AI technologies by our employees or vendors. Any such information input into a third-party generative AI or machine learning platform could be revealed to others, including if information is used to train the third party’s generative AI or machine learning models. Additionally, where a generative AI or machine learning model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model. Moreover, generative AI or machine learning models may create incomplete, inaccurate, or otherwise flawed outputs, some of which may appear correct. Due to these issues, these models could lead us to make flawed decisions that could result in adverse consequences to us, including exposure to reputational and competitive harm, customer loss, and legal liability. In addition, uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with applicable law, the nature of which cannot be determined at this time. Several jurisdictions have already proposed or enacted laws governing AI. These obligations may prevent or limit our ability to use AI in our business, lead to regulatory fines or penalties, or require us to change our business practices. If we cannot use AI, or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Any of these factors could adversely affect our business, financial condition, and results of operations.

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

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there remains considerable uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, the tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures. The U.S. government has also adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Yunji Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented.

In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

We are an exempted Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet content-related services. As a result, we conduct such business activities through the VIE, Yunji Preferred, whose wholly-owned subsidiary holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services). Yunji Preferred is 99.0099% owned by Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, and 0.9901% owned by Mr. Shangce Xiao, a relative of Mr. Shanglue Xiao. Mr. Shanglue Xiao and Mr. Shangce Xiao are PRC citizens. Our WFOE has entered into a series of contractual arrangements with the VIE (i.e., Yunji Preferred) and its shareholders, which enable us to:

●	direct the activities of the VIE;

●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIE; and

●	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP for accounting purposes. In 2023, 2024 and 2025, we derived 49.4%, 56.2% and 16.1% of our total revenues from the VIE, respectively.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our former auditor is subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.Our current auditor, WWC, P.C. (“WWC”), an independent registered public accounting firm headquartered in San Mateo, California that issues the audit report included elsewhere in this annual report, is a public accounting firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC was not subject to the determination announced by the PCAOB on December 16, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. As such, we are no longer identified as a Commission-Identified Issuer under the HFCAA.

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

We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

On April 25, 2024, the SAMR issued Anti-monopoly Compliance Guideline for Operators (2024), which requires, under the Anti-Monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks.

On December 18, 2025, the SAMR and the Cyberspace Administration of China jointly issued the Measures for the Supervision and Administration of Rules of Online Trading Platforms, which took effect on February 1, 2026, providing that where an operator of an online trading platform engages in monopolistic conduct through the use of platform rules, such conduct shall be penalized in accordance with the Anti-Monopoly Law.

On January 28, 2026, the SAMR issued the Anti-Monopoly Compliance Guidelines for Internet Platforms, which, taking into account the characteristics and business models of online platforms, identified novel monopoly risks across eight specific scenarios, including algorithmic collusion among platforms, organizing or assisting operators on platforms to reach monopoly agreements, unfairly high pricing by platforms, below-cost selling by platforms, blocking and exclusion practices, “pick one from two” exclusivity arrangements, “lowest price across the entire internet” requirements, and differential treatment by platforms, providing guidance and recommendations for platform operators to strengthen their anti-monopoly compliance management.

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

In addition, the State Taxation Administration(“STA”) has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Labor Protection in the PRC—Employee Stock Incentive Plan.”

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the STA, issued the Circular of the State Taxation Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or STA Circular 82, which was last amended in December 2017, and provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

In February 2015, the STA issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or STA Public Notice 7, which was last amended in December 2017. STA Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, STA Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10%, for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the STA issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the STA Public Notice 37, which came into effect on December 1, 2017. According to STA Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under STA Public Notice 7 and STA Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “YJ.” We had received letters from the Listing Qualifications Department of Nasdaq, notifying us that we no longer meet the Nasdaq minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1), and we have subsequently regained compliance within the applicable grace periods. We will continue to monitor our compliance with the Nasdaq Capital Market continued listing requirements going forward. If Nasdaq determines to delist our ADSs, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the value of an investment in our ADSs will be materially and adversely affected.

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

It is likely that we will be classified as a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

We will be a “passive foreign investment company” (“PFIC”) for a taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Based on our current and expected income and assets (including any unbooked goodwill (the value of which is determined by reference to the market value of our ADSs)), it is likely that we were a PFIC for the taxable year ended December 31, 2025, and could continue to be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

If we are a PFIC in any taxable year during which a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, such holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or Class A ordinary shares and on the receipt of distributions on our ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds our ADSs or Class A ordinary shares, even if we subsequently cease to be a PFIC. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

As of February 28, 2026, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 78.4% of our total outstanding ordinary shares. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

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

As of February 28, 2026, the chairman of our board of directors and our chief executive officer, Mr. Shanglue Xiao, beneficially own an aggregate of 949,960,000 Class B ordinary shares, which represent 90.3% of our total voting power. Therefore, Mr. Shanglue Xiao has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our interim financial results, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.

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

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2023, 2024 and 2025. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

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

Our principal executive offices are located at 18/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou, People’s Republic of China. Our telephone number at this address is +86-0571-8778-5008.

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

Members are the key participants on our platform. Our members gain access to a dedicated app and mini program that provides access to a curated selection of products, exclusive membership benefits and features. Our membership system has experienced various changes in the past few years. Beginning in March 2025, users may become members by (i) purchasing an RMB 198 membership package, which is valid for one year. If their annual spending reaches a specified amount within the year, they can retain their membership for the following year; or (ii) paying an RMB 500 refundable deposit, which will be returned upon meeting a specified spending threshold, at which point membership status will be retained.

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

We are extremely focused on the quality and pricing of our products under both the merchandise sale business and the marketplace business. We have been intentionally maintaining a balance between expanding the product category coverage to meet our users’ evolving demand and controlling the number of SPUs in each category to ensure that we only offer curated products with high value and quality to our users. We currently generate revenues mainly by selling products directly on our platform to users, including both members and non-members, and earning commissions on the sales of products by third-party merchants on our platform. Our total revenues were RMB640.2 million, RMB417.7 million and RMB317.0 million (US$45.3 million) in 2023, 2024 and 2025, respectively. We recorded net loss of RMB165.1 million in 2023, net loss of RMB123.1 million in 2024, and net loss of RMB133.3 million (US$19.1 million) in 2025.

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

●	Users can become a member (i) purchasing an RMB 198 membership package, which is valid for one year. If their annual spending reaches a specified amount within the year, they can retain their membership for the following year; or (ii) paying an RMB 500 refundable deposit, which will be returned upon meeting a specified spending threshold, at which point membership status will be retained.

●	The member can choose to view our product offerings on our user-friendly app interface by accessing our various sales formats, such as featured today (今日主推), and channels (频道). See “—Our Product Offerings—Sales Formats.”

●	The member can click on the desired product to view detailed product description and a short video that showcases the product and consider whether to make the purchase. In addition to the attractive price, the app also offers features to encourage the member to recommend his/her family, friends or other social contacts to purchase our products. In the product listings, the member can see the amount of incentives he/she will earn if someone purchases products via the links he/she shares through his/her social network. Our app provides the member with ready-to-use promotional materials containing product description, short videos and reviews, which can be easily posted on social network platforms such as WeChat, QQ and Weibo with the seamless integration of our platform with such social network platforms. The member may also create promotional materials on his/her own and share them with other members.

●	We also provide our members with community features to see what other members are buying and the sharing of their shopping experience, including product reviews, photos and short videos. In 2019 we introduced the live streaming function where members can host live video broadcasts to express their opinions on, share their experience with and promote to other members products on our platform. During the live streaming session, as the host member is sharing his/her experience and interacting with other users viewing the session, direct links to the products being discussed are displayed on the screen to facilitate convenient purchasing of the products. Similar to product referrals made by members via their social networks, the live streaming hosts receive referral incentives for products sold via their live broadcasts. In 2022, we strategically upgraded live streaming by emphasizing the development of short videos and content marketing in order to improve viewer conversion efficiency. By creating shorter, more digestible videos, we effectively retain those viewers who may not have enough time or patience to watch longer content.

●	We cater to the needs of our members by featuring popular and in-demand products in dedicated channels, making it easier for members to find what they are looking for. We also stay up to date with seasonal trends in our product offerings.

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

Members

One can become a member of our platform by accepting invitation from existing members in the form of an invitation link or QR code whereby the invitee can register an account on the Yunji app. Previously, the invitee can then become a member through purchasing a membership package, which consists of a set of selected products or services and access to the Yunji app containing membership benefits and features. Membership packages are offered at a fixed price, depending on the different selection of products or services included in the package. Beginning in March 2025, users may become members by (i) purchasing an RMB 198 membership package, which is valid for one year. If their annual spending reaches a specified amount within the year, they can retain their membership for the following year; or (ii) paying an RMB 500 refundable deposit, which will be returned upon meeting a specified spending threshold, at which point membership status will be retained. We may further refine and develop our membership enrollment and benefits system to expand our membership base and incentivize existing members to maximize their benefits by sharing product links through their social networks. Our members enjoy more benefits than non-member users when purchasing products on our platform, and receive incentives for promoting and initiating transactions of our products through their social networks, as well as for inviting new members to our platform.

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

Our members generally come from middle-class households and make purchase decisions for their respective households. The majority of our members are female. Our members typically spend much time on social networks and take an interest in discussing trends and sharing shopping experience and product information among their social contacts both online and offline. We offer social experience as an integral part of our member experience. Our members not only enjoy shopping as supported by membership benefits and features on our platform, but also can become more involved in the promotion of our products and platform and the building of our member community. Many of our members promote our products via their social networks, and some of them become influential opinion leaders within their social networks affecting the consumption preferences of many others. Our members also form groups and engage in interactive activities both online and offline based on their existing social network, geographic locations and interests, which allow them to obtain relevant product information more easily, establish trust relationships among themselves and keep them engaged with our platform. We facilitate member groups to provide support to members and enable further communication among members. The grouping system helps us enhance member engagement and promote community value. In particular, we encourage members to form neighborhood-based groups based on geographic proximity which allows for easier and more frequent organization of offline events to foster social interaction and enhance the trust relationship among our members. The majority of our offline events were not intended to drive product sales or promotions, but instead to provide our members with opportunities to learn something new, share their experience and better interact with each other. As a result, our offline events have attained positive feedback from our members and have played a key part in the continual enhancement of member engagement and loyalty on our platform. In 2025, we had approximately 69.7% repeat purchase rate from our transacting members. We define transacting member in a given period as a member who successfully promotes our products to generate at least one order or places at least one order on our platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned. We calculate the repeat purchase rate for a given period by dividing the number of transacting members who purchased not less than twice by the total number of transacting members during such period.

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

As of December 31, 2025, our members were served by more than 117 thousand service managers. Service managers provide training and support to our members, including teaching members how to use our apps and platform, responding to questions from members on a daily basis, and organizing both online and offline training courses to share their sales experience. Service managers also facilitate members’ product sales, including monitoring and collecting member feedback on a real-time basis, designing and implementing marketing strategies for popular products in the member group, and helping to address member queries related to our products.

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

Our Product Offerings

We offer broad coverage of product categories from mainstream brands, emerging brands and private labels on our platform under the combination of our merchandise sales business and our marketplace business with an aim of catering to the various daily needs of our users and their households, including beauty and personal care, healthcare products, household goods, apparel, shoes and bags, beverage, food and fresh produce, electronics and home appliances, childcare products, baby and maternity products. Our top product categories that each contributed to more than 10% of our GMV are (i) beauty and personal care, food and fresh produce, apparel and shoes and bags, household goods in 2023, (ii) beauty and personal care, food and fresh products, apparel and shoes and bags, and household goods in 2024, and (iii) healthcare products, beauty and personal care, food and fresh products in 2025, while each of the other product categories contributed less than 10% of our GMV in each of 2023, 2024 and 2025. Within each product category, we offer carefully curated items meeting the preferences of our users with attractive pricing. In December 2023, December 2024 and December 2025, we offered an average of 5,785, 3,679 and 2,117 SPUs for sale on our platform on a daily basis, respectively. In December 2023, December 2024 and December 2025, products offered under our marketplace business accounted on average for 83%, 84% and 79% of SPUs for sale on our platform on a daily basis, respectively.

Product and Supplier Selection

For our merchandise sales business, our product procurement team, consisting of 31 employees as of December 31, 2025, possess extensive knowledge and understanding of existing and potential users’ needs and preferences, and our big data capabilities enable us to better analyze market trends and understand customer behavior. We reflect such knowledge and understanding in product selection and when working with our suppliers and when developing our private labels. This customer-to-manufacturer (C2M) model allows us to source products in response to evolving customer needs and preferences, and enable us to help our suppliers, especially our manufacturing partners, provide products better designed for end customers and manage regional inventory storage. From time to time, we are directly involved in the product design process of our manufacturing partners. We review and continually monitor the performance of each SPU based on a few key dimension, in particular revenue contribution and margin, and suspend and replace SPUs with poor performance each month.

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

Featured Today (今日主推). We have curated this shopping list for consumers from thousands of products across our store, based on the application of our internal selection criteria. This format is intended to help shoppers reduce the time and effort associated with price comparisons and purchase decisions. Each item represents a value-for-money selection based on the criteria we apply at the time of selection, which is intended to make the shopping experience more efficient.

Channels (频道). We organize all of our product offerings on our Yunji app and mini programs based on product characteristics such as category, functionality and brand into different channels on our Yunji app and mini programs to facilitate easy browsing by our users. Specifically, we operate category-based channels such as food, healthcare products, beauty and personal care, apparel and household goods.

In addition to sales on our own platform, our private label products are also sold through external sales channels such as third-party e-commerce platforms and live streaming platforms, such as Tmall, Wechat and Douyin.

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

Warehouses

We strategically select the locations for warehouse facilities and choose the type of warehouse facilities at these locations based on the density of orders we expect to be fulfilled. As of December 31, 2025, warehouse facilities in our fulfillment network included two central warehouse, seven regional warehouses, with an aggregate gross floor area of approximately 15,000 square meters in nine cities. We have been integrating and consolidating our warehouse facilities to enhance the efficiency in fulfilling orders placed from all areas in China under our merchandise sales business.

We cooperate with third-party vendors to operate our warehouse facilities. As of December 31, 2025, all of the nine warehouses we use were operated by third-party vendors. We establish our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis.

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

Our Technology Team

We invest significant resources in research and development to improve our technology and develop solutions supporting our platform operations. We incurred RMB53.5 million, RMB45.6 million and RMB28.3 million (US$4.0 million) of technology and content expenses in 2023, 2024 and 2025, respectively.

Our technology team primarily consists of four groups. We have a team of engineers who focus on the development and implementation of new functions or features of our transaction and supply chain management systems. We have a team of research and development personnel who focus on technology development and providing user support services. A team of data scientists who leverage big data analytics to support our business decision making. We also have a team of IT personnel who provide internal system maintenance and system operations and development. As of December 31, 2025, our technology team had a total of 37 personnel.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2025, we owned 108 computer software copyrights in China relating to various aspects of our operations and maintained 1,310 trademark registrations inside China and 48 trademark registrations outside China. As of December 31, 2025, we had 193 trademark applications inside China. As of December 31, 2025, we had 1 patent applications pending in China. As of December 31, 2025, we had registered 62 domain names, including www.yunjiglobal.com, among others.

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

Regulations Relating to Foreign Investment

Guidance Catalog of Industries for Foreign Investment

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by (i) the 2024 Negative List, which was jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission on September 6, 2024 and took effect on November 1, 2024, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2025 Version), or the 2025 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission on October 26, 2022 and took effect on January 1, 2023. Industries that are not listed in either the 2024 Negative List or the 2025 Encouraged Catalog are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. According to the 2024 Negative List, foreign equity ownership in any given value-added telecommunications services provider shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center). As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and the joint ventures are required to obtain approval from the Ministry of Commerce and the Ministry of Industry and Information Technology for their incorporation and business operations.

In order to coincide with the implementation of the Foreign Investment Law and the Implementation Rules of Foreign Investment Law, the Ministry of Commerce and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No.62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the Ministry of Commerce on December 31, 2019 and Circular of the SAMR on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SMAR on December 28, 2019 further refine the related rules. On April 9, 2024, the Department of Foreign Investment of the Ministry of Commerce responded publicly on the official website that, after the implementation of the PRC Foreign Investment Law in 2020, the competent department of the Ministry of Commerce no longer reviews or files the establishment and changes of foreign-invested enterprises. The merger and acquisition of domestic enterprises by foreign investors should comply with the other requirements of the M&A Rules except for the approval procedure.

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

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, the Ministry of Industry and Information Technology, the Ministry of Commerce, the SAMR, the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the National Radio and Television Administration), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, on-line sales and e-commerce.

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

The former China Food and Drug Administration, which has been merged into the SAMR, promulgated the Measures for the Supervision and Administration of Online Sale of Medical Devices, in December 2017, which became effective in March 2018, and the Administrative Measures for Online Drug Information Service, or the Measures for Online Drug Information Service, in July 2004 and amended in November 2017. Pursuant to these measures, a provider of a third-party platform for online trading services for medical devices shall complete filing procedures with the competent provincial food and drug administrative department and obtain an Internet Pharmaceutical Information Services Qualification Certificate. A provider of a third-party platform for online trading services for medical devices that fails to complete the filing in accordance with these measures may be ordered by the competent provincial food and drug administrative department to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of not exceeding RMB30,000. In the case of any engagement in the online drug information service without obtaining a valid Internet Pharmaceutical Information Services Qualification Certificate, the provider of a third-party platform may be subject to an order to cease illegal acts and a warning by the competent administrative authority.

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

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. On June 7, 2023, the SAMR promulgated the Administrative Measures on Food Operation Licensing and Filing, which took effect on December 1, 2023. Pursuant to the Administrative Measures on Food Operation Licensing and Filing, an enterprise needs to obtain a Food Operation Permit from the local SAMR except for the sale of prepackaged food only, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. Enterprises that only sell prepackaged food shall file with the local SAMR. On October 13, 2023, the SAMR issued the Notice on the Issuance of Compliance Guidelines for Special Food Safety in Online Sales, which further supplemented and detailed the food safety responsibilities that should be borne by third-party platforms for online food transactions. Our PRC subsidiaries, including but not limited to Jishang Preferred, Zhejiang Jiyuan and Youji Supply Chain, hold the Food Operation Permit. The VIE and its subsidiaries, including but not limited to Zhejiang Jixiang, Yunji Preferred and Hangzhou Chuanchou, hold the Food Operation Permit.

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

According to the Administrative Regulations on Production of Broadcasting and Television Programs, which was promulgated by the State Administration of Radio Film and Television on July 19, 2004 and most recently amended on June 3, 2025, an entity engaged in producing broadcasting and television programs shall obtain the Production and Operation of Broadcasting and Television Programs Permit. If an entity engages in producing broadcasting and television programs without such permit, the governmental authority may order such entity to cease its operations and confiscate its relevant equipment and impose a fine. We provide and display video programs on our apps, and therefore, are required to obtain the Production and Operation of Broadcasting and Television Programs Permit. Zhejiang Jixiang obtained the Production and Operation of Broadcasting and Television Programs Permit in April 2021, which was most recently renewed on April 1, 2025 and will be valid until March 31, 2027.

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

According to the Notice of Filing by Entities Engaged in Live Streaming Services which was issued by the Cyberspace Administration of China on July 12, 2017, an entity that operates as a transmission platform for live streaming activities shall complete record-filing procedures with local branch of the Cyberspace Administration of China, and local branch of the Cyberspace Administration of China shall take the initiative to notify online live-streaming service enterprises within their jurisdiction to conduct record-filing, and urge the relevant enterprises to submit materials on site within 30 days upon receipt of the notice. As of the date of this annual report, we have not been informed that we shall make such record-filing by any government authorities. According to the Circular on Strengthening the Administration of Online Live Services which was issued jointly by National Working Group of Attacking Pornography and Illegal Publications, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Culture and Tourism, the State Administration of Radio Film and Television and the Cyberspace Administration of China on August 1, 2018, online live streaming service providers shall fulfill the website ICP filing formalities with competent authority according to applicable laws, and shall fulfill the public security filing formalities with the local public security organs within 30 days of their live services being launched. Moreover, the Cyberspace Administration of China, the Ministry of Public Security, the Ministry of Commerce, the Ministry of Culture and Tourism, the STA, the SAMR, the National Radio and Television Administration jointly issued Administrative Measures for Online Live Streaming Marketing (Trial) on April 23, 2021, pursuant to which online live streaming marketing platforms are required, among other things, to set up a system to internally rank streamers by metrics such as views and transaction volumes, and take heightened regulatory measures in relation to key live streaming operators. In addition, online live streaming marketing platforms are also required to establish and maintain risk management systems to guard against high-risk marketing activities, including taking measures such as pop-up warnings, limiting traffic, and suspending live streaming. On October 29, 2019, the State Administration of Radio Film and Television issued the Notice on Strengthening Administration of Online Audio-visual and E-commerce Live Programs and Advertising Programs During the “Double 11” Period, pointing out that online audio-visual e-commerce live programs and advertising programs (including information services, product placement, creative interpolation, live streaming shopping, short-video shopping, etc.) are important components of online audio-visual program services, and the content of the programs shall comply with both advertising management laws and regulations and regulations on the management of online audio-visual programs. However, there are substantial uncertainties as to the interpretation and implementation of this notice, and it is unclear as to whether and to what extent companies engaged in live streaming shopping will be subject to these new requirements. We have no longer provided the live-stream shopping service on our own platforms, and we strategically upgraded live streaming by emphasizing the development of short videos and content marketing since 2022.

Zhejiang Jixiang updated ICP filing in August 2022 and April 2024, and obtained the VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance services such as online lending information intermediaries) on April 12, 2024. Zhejiang Jixiang has also obtained the Production and Operation of Broadcasting and Television Programs Permit in April 2021, which was most recently renewed on April 1, 2025 and will be valid until March 31, 2027.

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

Regulations Relating to E-Commerce

On March 24, 2016, the STA, the Ministry of Finance, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-Commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

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

Moreover, the E-Commerce Law imposes a requirement on operators of e-commerce platforms to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platform being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms. If the members on our platform were deemed to be selling our products on consignment basis, the PRC tax authorities may require our members to make tax registration and request our assistance in these efforts, pursuant to the E-Commerce Law and our members may be subject to more stringent tax compliance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to comply with the E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.” According to the PRC Enterprise Income Tax Law, the VAT Law and other applicable regulations, sellers that conduct transactions on e-commerce platforms are generally subject to enterprise income tax at a rate of 25%, and value-added tax at a rate of 13% or 9% for services or products sold on the e-commerce platforms. Certain sellers that are deemed as small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. On June 20, 2025, the State Council issued the Provisions on Tax-Related Information Reporting by Internet Platform Enterprises, which regulate tax-related matters in connection with e-commerce activities. Pursuant to these provisions, we, as an internet platform enterprise, may be required by the PRC tax authorities to report tax-related information of operators and practitioners on our platform to the tax authorities.

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

On December 8, 2025, the SAMR issued the Provisions on the Supervision and Administration of Quality and Safety of Key Industrial Products Sold Online, which will take effect on December 1, 2026. The provisions require operators of e-commerce platforms to conduct reviews of key industrial products sold on their platforms. Where an operator of an e-commerce platform fails to fulfill its obligation to verify the qualifications of operators on the platform selling key industrial products, or fails to fulfill its safety protection obligations to consumers, resulting in harm to consumers, such operator shall bear corresponding liability in accordance with applicable laws. Key industrial products refer to industrial products subject to industrial product production licensing or compulsory product certification administration, as well as industrial products involving personal health, life and property safety that are subject to mandatory national standards.

On December 18, 2025, the SAMR and the Cyberspace Administration of China jointly issued the Measures for the Supervision and Administration of Rules of Online Trading Platforms, which took effect on February 1, 2026. The measures set out requirements on the formulation and implementation of rules by online trading platforms and prohibit conduct that constitutes an abuse of dominant platform position.

Regulations Relating to Pyramid Selling in the PRC

The Regulations on the Prohibition of Pyramid Selling, that were promulgated by the State Council in August 2005 and became effective in November 2005, prohibit pyramid selling activities. According to the Regulations on the Prohibition of Pyramid Selling, the following activities taken by organizers or operators are considered as “pyramid selling”: (i) taking in new members and compensating each member by giving material awards or other financial benefits, based upon the number of new members directly or indirectly introduced by such member on a rolling basis, so as to gain illegal benefits; or (ii) requesting a sum of money as entry fee or as a condition to membership for new members, either directly or through purchasing commodities, so as to gain illegal benefits; or (iii) requesting members to introduce additional members to establish a multi-level relationship and compensating each member based on the level of sales generated by the additional members introduced by such member, so as to gain illegal benefits. The PRC laws and regulations have not defined “illegal benefit” and the determination of gaining “illegal benefit” is to a large extent subject to discretionary view of the competent authorities in the PRC. Any individual or entity engaging in organization of pyramid selling may be subject to confiscation of illegal gains and fines ranging from RMB0.5 million to RMB2.0 million (US$0.3 million), and even criminal liabilities if a crime is constituted. On March 23, 2016, the former State of Administration of Industry and Commerce (which has been merged into the SAMR) promulgated the Risk Warning for New Types of Pyramid Selling, which provides that if an activity satisfies the three features stated above at the same time, it will be identified as pyramid selling, regardless of whether any illegal benefit is obtained.

In May 2017, we received a formal notice from the local Administration for Market Regulation in Hangzhou, which ruled that our sales and marketing practice adopted in our early stage of development prior to February 2016 violated the Regulations on the Prohibition of Pyramid Selling and imposed a penalty of approximately RMB9.6 million (US$1.4 million). We fully paid this fine in June 2017 and have adjusted our business practices since February 2016 to comply with the Regulations on the Prohibition of Pyramid Selling and other applicable regulations. We have adjusted our practices specifically as follows: (i) to avoid being deemed as requesting a sum of money as entry fee through purchasing commodities, we have adjusted our membership package, which individuals are required purchase to become a member of our platform, to include a set of selected products or services and access to the Yunji app containing membership benefits and features; (ii) to avoid being deemed as giving material awards or other financial benefits to existing members for new member referrals, we have adjusted the rewards that we grant to our members upon a successful new member referral to Yun-coins, which are not redeemable for cash and can only be used as coupons for future purchases on our platform; and (iii) to avoid establishing multilevel relationship of members, we grant members incentives only for products sold directly via the links that such member shares through his/her social network, and not for products sold via links shared by any other member that was originally invited by such member. In addition, since we have provided products of value and services to our members as consideration for purchasing our membership package, and the products on our platform are offered at market prices, we believe our current business practices do not constitute as gaining “illegal benefits.” In December 2018, we and Han Kun Law Offices, our PRC legal counsel, consulted with the competent government authority in Hangzhou on our current business model and operations, and the district branch of the SAMR having direct jurisdiction over our PRC entities that currently operate our membership-based social e-commerce platform verbally confirmed that these entities have conducted their business operations lawfully and none of these entities is in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authorities and the advice of Han Kun Law Offices, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”

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

In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection, to enhance the legal protection of information security and privacy on the internet. The decision also requires internet operators to take measures to ensure confidentiality of information of users. According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. In July 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. On October 2025, the Standing Committee of the National People’s Congress amended the PRC Cyber Security Law, which took effect on January 1, 2026. The PRC Cyber Security Law requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. We are subject to such requirements as we are operating website and mobile applications and providing certain internet services mainly through our mobile applications. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

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

On November 28, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology and the Ministry of Public Security jointly issued the Notice on the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, which aims to provide reference for supervision and administration departments, provide guidance for APP operators’ self-examination and self-correction, as well as social supervision by netizens. The Method further elaborates the forms of behavior constituting illegal collection and use of the personal information, which include: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

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

On March 24, 2025, the SAMR issued the Interim Measures for the Administration of Compliance Data Reporting for Online Transactions, which took effect on April 25, 2025. The measures require online trading platforms to regularly submit compliance data to the regulatory authorities, including identity information of operators and leads on potential violations, with a view to strengthening data compliance and penetrative supervision.

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

On March 15, 2024, the State Council promulgated the Regulations for the Implementation of the PRC Consumer Rights and Interests Protection Law. These regulations took effect on July 1, 2024, and provide detailed guidelines for business operators to ensure that the goods or services they offer to consumers meet the necessary standards for personal and property safety. These regulations specify that business operators must ensure that even items provided to consumers for free, such as rewards, gifts, or trials, adhere to these safety standards. Under these regulations, consumers are empowered to report any concerns regarding potentially defective goods or services that could pose risks to personal or property safety to the business operators or the administrative authorities. Additionally, without the knowledge of consumers, business operators are prohibited from setting different prices or charging criteria for the same goods or services under the same transaction conditions.

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

In addition, the STA has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with the laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the STA, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, the STA issued the Circular of the State Taxation Administration on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or the STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to the STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to STA Circular 82, on July 27, 2011, the STA issued the Announcement of the State Taxation Administration on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), which took effect in September 2011, to provide more guidance on the implementation of STA Circular 82. The announcement provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Value-added Tax

On December 25, 2024, the Standing Committee of the National People’s Congress of the PRC promulgated the Value-Added Tax Law of the PRC, or the VAT Law, which became effective on January 1, 2026. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, the Ministry of Finance and the STA jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. On March 31, 2019, the Ministry of Finance, the STA and General Administration of Customs jointly issued the Announcement on Relevant Polices for Deepening Value-added Tax Reform, or Announcement No. 39. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. According to Announcement No. 39 and the VAT Law, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

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

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the STA Circular 81, issued on February 20, 2009 by the STA, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the STA and took effect on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income over a twelve-month period to residents in a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaty does not levy any tax, exempts the relevant income from tax, or levies tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her “beneficial owner” status shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, the STA issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the STA Public Notice 7. The STA Public Notice 7 extends its tax jurisdiction to cover not only the indirect transfer by a non-resident enterprise of equity interests in a PRC resident enterprise through disposition of equity interests in an overseas holding company, or an Indirect Transfer, but also to transactions involving the transfer of other taxable assets through the offshore transfer of a foreign intermediate holding company. The STA Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the STA issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-Resident Enterprises, or the STA Public Notice 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. According to STA Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

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

According to the Measures for Reporting of Information on Foreign Investment, the Regulations on the Registration of Market Entities, which was promulgated by the State Council on July 27, 2021, and became effective on March 1, 2022, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

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

Based on the foregoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, file such via the foreign investment comprehensive administrative system and register such with the local banks for the foreign exchange related matters.

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

Regulations on Anti-monopoly

On August 30, 2007, the SCNPC adopted the PRC Anti-Monopoly Law, which was recently amended on June 24, 2022 and became effective on August 1, 2022. According to the PRC Anti-Monopoly Law and other regulations, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the PRC Anti-Monopoly Law enforcement authority under the State Council. The fines for illegal concentration of business operators shall be “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” Pursuant to the PRC Anti-Monopoly Law, the authority may require the operators to make a declaration where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. Pursuant to the Measures for the Supervision and Administration of Rules of Online Trading Platforms, which took effect on February 1, 2026, where an operator of an online trading platform engages in monopolistic conduct through the use of platform rules, such conduct shall be penalized in accordance with the PRC Anti-Monopoly Law.

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

C. Organizational Structure

The chart below summarizes our corporate structure, including our principal subsidiaries, the VIE and the VIE’s principal subsidiaries, as of the date of this annual report:

Notes:

(1)	Mr. Shanglue Xiao and Mr. Shangce Xiao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao is beneficial owner of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company. Mr. Shangce Xiao is a relative of Mr. Shanglue Xiao.

(2)	Zhejiang Jixiang holds 95% of the equity interest in Ningbo Meishan, and the remaining 5% equity interest in Ningbo Meishan is held by Ningbo Meishan Bonded Port Zone Jichuang Investment Partnership (Limited Partnership), in which Hangzhou Jichuang and Mr. Shanglue Xiao each hold of 95% and 5% of the equity interests, respectively.

(3)	Zhejiang Fengji holds 51% of the equity interest in Hangzhou Yunlian, and the remaining 49% equity interest in Hangzhou Yunlian is held by Zhejiang Jixiang and Zhejiang Jiyuan, holding 30% and 19% of the equity interests, respectively.

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

We are headquartered in Hangzhou, China and have leased an aggregate of approximately 4,102 square meters of office space in Hangzhou. We also own an aggregate of approximately 4,259 square meters of office space in Hangzhou, which we bought on June 28, 2021 with total consideration of RMB161.9 million paid separately in 2021 and 2022 and we moved into the office space in the second quarter of 2023. As of the date of this annual report, we have also leased an aggregate of approximately 1,100 square meters of office space in Shenzhen, China.

As of December 31, 2025, warehouse facilities in our fulfillment network included two central warehouse and seven regional warehouses in China. We engage third-party vendors for all of our warehouse facilities in nine cities with an aggregate floor area of approximately 15,000 square meters, including providing physical space for such facilities and operating the day-to-day activities of such facilities.

In June 2024, we won the bid for a parcel of land located in Xiaoshan District, Hangzhou, China, covering approximately 10 thousand square meters, or the Hangzhou Land Parcel, and entered into an agreement with the local government to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB171.5 million. We intend to construct a new office building on the Hangzhou Land Parcel to use it as our new headquarters and also lease offices to external parties. In November 2024, we entered into a engineering, procurement, and construction contract with Zhejiang Southeast Space Frame Co., Ltd., or the contractor, with a contract duration of 720 days and a total consideration of approximately RMB 210 million. The contractor is responsible for the construction of two office buildings, along with ancillary commercial facilities and underground parking, excluding specific exempted items. As of December 31, 2025, the new office building, comprising two interconnected sections, was under construction. The structural frame of one section had been topped out, while the other one was in the main structural construction phase.

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

Our total revenues were RMB640.2 million, RMB417.7 million and RMB317.0 million (US$45.3 million) in 2023, 2024 and 2025, respectively. We recorded net loss of RMB165.1 million in 2023, net loss of RMB123.1 million in 2024, and net loss of RMB133.3 million (US$19.1 million) in 2025.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to engage and retain members and users and increase their activities

Engaging and retaining users have been one of our key focuses since our inception. We measure our effectiveness in engaging and retaining users through the key performance indicator of average spending per buyer, which is calculated by dividing total GMV in that period by the number of buyers in the same period. We believe this metric more accurately reflects our ability to increase member and user activities and loyalty and bring value to members and users through carefully curated products, compared to other metrics we historically used such as number of buyers and number of orders fulfilled. Our average spending per buyer was RMB1,195, RMB901 and RMB843 in 2023, 2024 and 2025, respectively. Our average spending per buyer decreased from RMB1,195 in 2023 to RMB901 in 2024, primarily due to soft consumer sentiment and intensified market competition. Our average spending per buyer decreased from RMB901 in 2024 to RMB843 in 2025, primarily due to soft consumer sentiment and intensified market competition. Furthermore, the pandemic influenced consumer confidence and altered consumption habits.

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

Our ability to manage product offerings and supply chain

Our results of operations are also affected by whether we can successfully implement our product selection strategy and manage our product offerings. We offer broad coverage of product categories to cater to the various daily needs of our users and their households, but provide carefully curated items within each category to meet the preferences of our users. In December 2025, we offered an average of 2,177 SPUs on our platform on a daily basis, including products of mainstream brands, emerging brands and our own brands. We review and continually monitor the performance of each SPU, supplier and third-party merchant, and carefully manage the mix of products we offer, based on a number of metrics such as the preferences of users, revenue contribution and margin.

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

Our ability to fulfill orders cost-effectively

Our results of operations depend in part on our ability to fulfill orders quickly and accurately, as it is an important part of a compelling customer experience. We provide centralized and comprehensive fulfillment and customer service to users primarily through collaboration with contracted third-party vendors. As of December 31, 2025, warehouse facilities in our fulfillment network included two central warehouse and seven regional warehouses, with an aggregate gross floor area of approximately 15,000 square meters in nine cities. In the first quarter of 2019, we launched our marketplace business, allowing third-party merchants to sell their products on our platform and pay commissions on their sales to us. Unlike our merchandise sales business where we handle the fulfillment process for the products sold, substantially all of the third-party merchants under our marketplace business handle the fulfillment logistics for their products sold on our platform, thereby lessening the demand for our fulfillment services. We have primarily relied on third-party logistics service providers to operate the warehouses and provide last-mile delivery, and third-party online payment platforms to provide various payment options.

Key Components of Results of Operations

Revenues

Revenues are comprised of sale of merchandise, net, marketplace revenue and other revenues. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Revenues:	(in thousands, except for percentages)
Sale of merchandise, net	500,651	78.2	330,535	79.1	268,169	38,348	84.6
Marketplace revenue	130,188	20.3	79,466	19.0	46,553	6,657	14.7
Other revenues(1)	9,370	1.5	7,650	1.8	2,294	328	0.7
Total	640,209	100.0	417,651	100.0	317,016	45,333	100.0

Note:

(1)	Starting from 2021, revenue from membership program is combined into other revenues and is no longer a separate revenue line. Revenue breakdown for previous years presented in this annual report have been adjusted to be presented in the same manner.

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

Other revenues include revenues from membership program and revenues earned on net basis from sales of certain products on our platform. We earn membership fees from our members, who pay a fixed fee in exchange for (1) a package of selected products, (2) the right to receive member exclusive discounts for products sold on our flagship Yunji app, (3) access rights to our flagship Yunji app and its member-exclusive features, (4) the right to receive units of Yun-coin upon a successful new member referral, (5) member exclusive training, and (6) certain units of Yun-coin. Yun-coin can only be used as credits when making purchases on our platform, with one unit of Yun-coin representing RMB1.00. Yun-coins cannot be redeemed for cash. Members may transfer Yun-coins to others for free. Beginning in March 2025, users may become members by (i) purchasing an RMB 198 membership package, which is valid for one year. If their annual spending reaches a specified amount within the year, they can retain their membership for the following year; or (ii) paying an RMB 500 refundable deposit, which will be returned upon meeting a specified spending threshold, at which point membership status will be retained.

Operating Cost and Expenses

Operating cost and expenses consist primarily of cost of revenues, fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating Cost and Expenses:
Cost of revenues	332,774	52.0	211,311	50.6	176,222	25,199	55.6
Fulfillment	107,472	16.8	76,126	18.2	33,910	4,849	10.7
Sales and marketing	121,039	18.9	96,965	23.2	102,715	14,688	32.4
Technology and content	53,490	8.4	45,627	10.9	28,288	4,045	8.9
General and administrative	120,951	18.9	130,462	31.2	126,875	18,143	40.0
Total	735,726	114.9	560,491	134.2	468,010	66,924	147.6

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

In accordance with the laws and regulations promulgated by the STA effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 50% of qualified research and development expenses can only be claimed directly in the annual tax filing and subject to the approval from the tax authorities. Effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75% of qualified research and development expenses can be directly claimed in the annual tax filing.

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

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(In thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenues:
Sale of merchandise, net	500,651	330,535	268,169	38,348
Marketplace revenue	130,188	79,466	46,553	6,657
Other revenues(1)	9,370	7,650	2,294	328
Total revenues	640,209	417,651	317,016	45,333
Operating cost and expenses(2):
Cost of revenues	(332,774)	(211,311)	(176,222)	(25,199)
Fulfillment	(107,472)	(76,126)	(33,910)	(4,849)
Sales and marketing	(121,039)	(96,965)	(102,715)	(14,688)
Technology and content	(53,490)	(45,627)	(28,288)	(4,045)
General and administrative	(120,951)	(130,462)	(126,875)	(18,143)
Total operating cost and expenses	(735,726)	(560,491)	(468,010)	(66,924)
Other Operating Income(3)	14,898	6,544	7,574	1,083
Loss from operations	(80,619)	(136,296)	(143,420)	(20,508)
Financial (expense)/income, net	(60,226)	17,333	9,367	1,339
Foreign exchange (loss)/income, net	(6,743)	2,127	1,601	229
Other non-operating income/(loss), net	(2,405)	785	(3,979)	(569)
Loss before income tax expense, and equity in income of affiliates, net of tax	(149,993)	(116,051)	(136,431)	(19,509)
Income tax expense	(7,851)	(2,009)	(462)	(66)
Equity in loss of affiliates, net of tax	(7,276)	(5,061)	3,608	516
Net loss	(165,120)	(123,121)	(133,285)	(19,059)

Notes:

(1)	Starting from 2021, revenue from membership program is combined into other revenues and is no longer a separate revenue line. Revenue breakdown for previous years presented in this annual report have been adjusted to be presented in the same manner.

(2)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(In thousands, except for per share data)
Sales and marketing	(417)	114	12	2
Technology and content	1,554	1,450	116	17
General and administrative	503	774	163	23
Fulfillment	(2,525)	92	(12)	(2)
Total	(885)	2,430	279	40

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Revenues

Our revenues decreased by 24.1% from RMB417.7 million in 2024 to RMB317.0 million (US$45.3 million) in 2025, primarily due to soft consumer confidence and our continued strategy to refine our product selection across all categories and optimize our selection of suppliers and merchants, together with a deliberate scale-back of the marketplace business.

Our average spending per buyer decreased from RMB901 in 2024 to RMB843 in 2025, primarily due to soft consumer sentiment and intensified market competition.

●	Revenue from sale of merchandise, net. Our revenue from sale of merchandise, net decreased by18.9% from RMB330.5 million in 2024 to RMB268.1 million (US$38.3 million) in 2025, primarily due to soft consumer confidence and our continued strategy to refine our product selection across all categories and optimize our selection of suppliers and merchants, which had a near-term impact on sales.

●	Revenue from marketplace business. Revenue from the marketplace business decreased by 41.4% from RMB79.5 million in 2024 to RMB46.6 million (US$6.7 million) in 2025, primarily due to our strategic decision to focus on private label products and deliberately scale back the marketplace business.

●	Other revenues. Other revenues decreased by 70.0% from RMB7.7 million in 2024 to RMB2.3 million (US$0.3 million) in 2025.

Operating cost and expenses

Our total operating cost and expenses decreased by 16.5% from RMB560.5 million in 2024 to RMB468.0 million (US$66.9 million) in 2025. This decrease was due to decreases in most of our operating cost and expenses line items.

●	Cost of revenues. Our cost of revenues decreased by 16.6% from RMB211.3 million, representing 50.6% of our total revenues, in 2024 to RMB176.2 million (US$25.2 million), representing 55.6% of our total revenues, in 2025, which was mainly attributable to the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis. Total cost of revenues primarily comprises costs related to sales of merchandise.

●	Fulfillment expenses. Our fulfillment expenses decreased by 55.5% from RMB76.1 million, representing 18.2% of our total revenues, in 2024 to RMB33.9 million (US$4.9 million), representing 10.7% of our total revenues, in 2025. This decrease was primarily attributable to reduced personnel costs as a result of ongoing optimization in staffing allocation.

●	Sales and marketing expenses. Our sales and marketing expenses increased by 5.9% from RMB97.0 million, representing 23.2% of our total revenues, in 2024 to RMB102.7 million (US$14.7 million), representing 32.4% of our total revenues, in 2025. The increase in sales and marketing expenses was primarily attributable to (i) an increase in personnel costs, as a result of a shift in resource allocation from online traffic acquisition towards offline and private-domain initiatives, and (ii) an increase in depreciation and amortization.

●	Technology and content expenses. Our technology and content expenses decreased by 38.0% from RMB45.6 million, representing 10.9% of our total revenues, in 2024 to RMB28.3 million (US$4.0 million), representing 8.9% of our total revenues, in 2025, primarily due to the reduction in personnel costs as a result of staffing structure refinements.

●	General and administrative expenses. Our general and administrative expenses decreased by 2.7% from RMB130.5 million, representing 31.2% of our total revenues, in 2024 to RMB126.9 million (US$18.1 million), representing 40.0% of our total revenues, in 2025. The decrease was primarily attributable to (i) the reduction in personnel costs as a result of improved staffing allocation, and (ii) a decrease in an impairment of long-lived assets other than goodwill offset by an increase in an allowance for credit losses.

Loss from operations

Our loss from operations was RMB143.4 million (US$20.5 million) in 2025, compared to RMB136.3 million in 2024 as a result of a decrease in revenues, partially offset by improvements in our operating efficiency

Financial income, net

Our financial income, net was RMB9.4 million (US$1.3 million) in 2025, compared to RMB17.3 million in 2024 as a result of a decrease in the fair value changes of equity securities investments and in interest income

Foreign exchange income, net

We recorded foreign exchange income, net of RMB1.6 million (US$0.2 million) in 2025, compared to RMB2.1 million in 2024, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Other non-operating (loss)/income, net

We recorded other non-operating loss, net of RMB4.0 million (US$0.6 million) in 2025, compared to other non-operating income, net of RMB0.8 million in 2024.

Income tax expense

We recorded income tax expense of RMB0.5 million (US$0.1 million) in 2025, compared to RMB2.0 million in 2024, primarily due to the decrease in our income before income tax expense.

Net loss

As a result of the foregoing, we recorded net loss of RMB133.3 million (US$19.1 million) in 2025, compared to RMB123.1 million in 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues decreased by 34.8% from RMB640.2 million in 2023 to RMB417.7 million in 2024, primarily due to soft consumer confidence and our continued strategy to refine our product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

Our average spending per buyer decreased from RMB1,195 in 2023 to RMB901 in 2024, primarily due to soft consumer sentiment. Furthermore, the pandemic influenced consumer confidence and altered consumption habits.

●	Revenue from sale of merchandise, net. Our revenue from sale of merchandise, net decreased by 34.0% from RMB500.7 million in 2023 to RMB330.5 million in 2024, primarily due to soft consumer confidence and our continued strategy to refine our product selection across all categories and optimize our selection of suppliers and merchants, which had a near-term impact on sales.

●	Revenue from marketplace business. Revenue from the marketplace business decreased by 38.9% from RMB130.2 million in 2023 to RMB79.5 million in 2024, primarily due to our decision to upgrade our strategy to refine our product selection across all categories as well as the negative impact of soft consumer confidence.

●	Other revenues. Other revenues decreased by 17.2% from RMB9.3 million in 2023 to RMB7.7 million in 2024.

Operating cost and expenses

Our total operating cost and expenses decreased by 23.8% from RMB735.8 million in 2023 to RMB560.5 million in 2024. This decrease was due to decreases in most of our operating cost and expenses line items.

●	Cost of revenues. Our cost of revenues decreased by 36.5% from RMB332.8 million, representing 52.0% of our total revenues, in 2023 to RMB211.3 million, representing 50.6% of our total revenues, in 2024, which was mainly attributable to the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis.

●	Fulfillment expenses. Our fulfillment expenses decreased by 29.2% from RMB107.5 million, representing 16.8% of our total revenues, in 2023 to RMB76.1 million, representing 18.2% of our total revenues, in 2024. This decrease was primarily attributable to (i) reduced personnel costs as a result of staffing structure refinements, (ii) reduced warehousing and logistics expenses due to lower merchandise sales, and (iii) decreased service fees charged by third-party payment settlement platforms.

●	Sales and marketing expenses. Our sales and marketing expenses decreased by 19.8% from RMB121.0 million, representing 18.9% of our total revenues, in 2023 to RMB97.0 million, representing 23.2% of our total revenues, in 2024. The decrease in sales and marketing expenses was primarily attributable to the reduction in member management fees.

●	Technology and content expenses. Our technology and content expenses decreased by 14.8% from RMB53.5 million, representing 8.4% of our total revenues, in 2023 to RMB45.6 million, representing 10.9% of our total revenues, in 2024, primarily due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced server costs.

●	General and administrative expenses. Our general and administrative expenses increased by 7.9% from RMB121.0 million, representing 18.9% of our total revenues, in 2023 to RMB130.5 million, representing 31.2% of our total revenues, in 2024. The increase was primarily attributable to (i) an increase in severance pay as a result of staffing structure refinements, and (ii) an impairment of long-lived assets other than goodwill, partially offset by a decrease in an allowance for credit losses.

Loss from operations

Our loss from operations was RMB136.3 million in 2024, compared to RMB80.6 million in 2023 as a result of a decrease in revenues, partially offset by improvements in our operating efficiency and increased gross margin.

Financial income/(expense), net

Our financial income, net was RMB17.3 million in 2024, compared to financial expense, net of RMB60.2 million in 2023 as a result of an increase in fair value changes of equity securities investments.

Foreign exchange income/(loss), net

We recorded foreign exchange income, net of RMB2.1 million in 2024, compared to foreign exchange loss, net of RMB6.7 million in 2023, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Other non-operating income/(loss), net

We recorded other non-operating income, net of RMB0.8 million in 2024, compared to other non-operating loss, net of RMB2.4 million in 2023.

Income tax expense

We recorded income tax expense of RMB2.0 million in 2024, compared to RMB7.9 million in 2023, primarily due to the decrease in our income before income tax expense.

Net loss

As a result of the foregoing, we recorded net loss of RMB123.1 million in 2024, compared to RMB165.1 million in 2023.

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

Other businesses

We extend loans to unrelated customers who factored their accounts receivable derived from their own business with recourse. We record factoring receivables, which is included in accounts receivable, when the cash is advanced to its customers. The interests are recognized over the term of loans, normally one year or less.

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

Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs of RMB9.3 million, RMB12.7 million and RMB3.4 million (US$0.5 million) are recorded in cost of revenues in the consolidated statements of comprehensive loss for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Since adoption of the 2017 Plan, which was subsequently replaced by the 2019 Plan in March 2019, we granted options and restricted share units to our employees. All options and restricted share units granted have a contractual term of six years from the grant date, depending on the specific grant agreement. Both options and RSU vest over a period of four years of continuous service, half (1/2) of which vest upon the second anniversary of the stated vesting commencement date and one-fourth (1/4) of the remaining will vest upon the third and fourth anniversaries of the stated vesting commencement date. Under the 2017 Plan and the 2019 Plan, which replaced the 2017 plan in its entirety in March 2019, options are exercisable subject to the grantee’s continuous service.

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

On January 1, 2022 and August 1, 2022, we granted 8,690,000 and 1,160,000 RSUs to our employees, respectively.

On February 1, 2023 and July 1, 2023, we granted 400,000 and 7,500,000 RSUs to our employees, respectively.

On July 1, 2024, we granted 4,000,000 RSUs to our employees.

During the year ended December 31, 2025, we did not grant any stock options or RSUs.

(a)	Options

The following table sets forth the stock options activity for the years ended December 31, 2023, 2024 and 2025:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of December 31, 2023	14,355,570	0.61	0.27	—
Granted
Forfeited
Exercised
Expired	(3,265,030)	0.37
Outstanding as of December 31, 2024	11,090,540	0.68	0.02	—
Granted
Forfeited
Exercised
Expired	(11,090,540)	0.68
Outstanding as of December 31, 2025	-	-	-	-
Vested and expected to vest as of December 31, 2025	-
Exercisable as of December 31, 2025	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2023: US$0.007, December 31, 2024: US$0.004, December 31, 2025: US$0.003).

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

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. We recognized share-based compensation expenses of RMB5.6 million, nil and nil for share options granted under the 2017 Plan and the 2019 Plan, which replaced the 2017 Plan in its entirety in March 2019, in the consolidated statements of comprehensive loss for the years ended 2023, 2024 and 2025, respectively.

As of December 31 2023, there were RMB1.0 thousand, in total unrecognized compensation expense, related to unvested share options, which we expect to be recognized over a weighted average period of 0.08 years. There was no unrecognized compensation expense related to unvested share options as of December 31, 2024 and 2025.

(b)	Restricted share units

A summary of activities of the service-based restricted share units for the years ended December 31, 2023, 2024 and 2025 is presented below:

	Number of RSUs	Weighted- Average Grant- Date Fair Value
		US$
Unvested at December 31, 2023	19,624,750	0.26
Granted	4,000,000	0.01
Vested	(3,837,500)
Forfeited	(2,378,850)
Unvested at December 31, 2024	17,408,400	0.27
Granted
Vested
Forfeited	(85,000)
Expired	(11,813,400)
Unvested at December 31, 2025	5,510,000	0.02

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying our ordinary shares on the date of grant.

As of December 31, 2023, 2024 and 2025, 1,587,950 restricted share units, 3,837,500 restricted share units and nil were vested. For the years ended December 31, 2023, 2024 and 2025, our total share-based compensation expenses recognized for the restricted share units granted were RMB4.7 million, RMB2.4 million and RMB0.3 million, respectively.

As of December 31, 2023, 2024 and 2025, there were RMB3.5 million, RMB0.6 million and RMB0.2 million in total unrecognized compensation expense, related to unvested RSUs, which we expect to be recognized over a weighted average period of 1.17, 1.65 and 1.5 years, respectively.

Fair Value Measurements

As of December 31, 2023, 2024 and 2025, information about inputs into the fair value measurement of our assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair value measurement at reporting date using
	Fair value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Debt securities for trading	7,195	–	7,195	–
Long-term investments
Equity securities with readily determinable fair value	37,650	37,650	–	–
Equity securities accounted for under measurement alternative	220,981	–	220,981	–
Total assets	265,826	37,650	228,176	–

	Fair value measurement at reporting date using
	Fair value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Long-term investments
Equity securities with readily determinable fair value	46,576	46,576	–	–
Equity securities accounted for under alternative measurement	218,407	–	218,407	–
Total assets	264,983	46,576	218,407	–

	Fair value measurement at reporting date using
	Fair value as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Assets:
Short-term investments
Time deposits	43,294	-	43,294	-
Wealth management products	40,480	40,480	-	-
Long-term investments
Equity securities with readily determinable fair value	6,263	6,263	-	-
Equity securities accounted for under alternative measurement	209,114	-	209,114	-
Total assets	299,151	46,743	252,408	-

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

Short-term investments. Short-term investment consists of time deposits and equity securities with readily determinable fair value, which are valued by the Group on a recurring basis. We value our equity securities with readily determinable fair value at its quoted prices in stock market, and accordingly the Group classifies the valuation techniques that use these inputs as Level 1. We value our short-term time deposits held in certain banks using model-derived valuations based upon discounted cash flow, in which significant inputs, mainly including expected return, are observable or can be derived principally from, or corroborated by, observable market data, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The expected return of the financial products were determined based on the prevailing interest rates in the market.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities*	(170,862)	(126,082)	(57,780)	(8,262)
Net cash generated from/ (used in) investing activities	294,035	(166,330)	(88,230)	(12,617)
Net cash used in financing activities	(42,733)	(13,319)	38,696	5,533
Effect of exchange rate changes on cash and cash equivalents	7,528	3,852	(3,161)	(452)
Net (decrease)/increase in cash, cash equivalents and restricted cash	87,968	(301,879)	(110,475)	(15,798)
Cash, cash equivalents and restricted cash at beginning of the year	456,743	544,711	242,832	34,725
Cash, cash equivalents and restricted cash at end of the year	544,711	242,832	132,357	18,927

*	Certain prior period amounts have been reclassified to conform with the current period presentation. Theses reclassifications have no impact on our previously reported consolidated net loss.

To date, our primary sources of liquidity have been issuances of equity securities in our initial public offering and historical private placements. As of December 31, 2025, our cash, cash equivalents and restricted cash were RMB132.4 million (US$18.9 million). Our cash and cash equivalents consist of cash at banks. Cash held in accounts with third-party online payment platforms are recorded as other receivables. As of the date of this annual report, we entered into secured loan facility agreements with four commercial banks in the PRC, pursuant to which we are entitled to borrow a secured bank loan of up to RMB116 million using portions of our office and portions of short-term investments as the collateral. As of the date of this annual report, we drew down RMB71 million under the credit facility, bearing an interest rate between 2.3% and 2.5% per annum.

Our accounts payable include merchandise purchase payables, warehouse and logistics fees payables and payable to merchants representing the unpaid balances to the merchants of cash collected by us on behalf of the merchants for products sold on our platform when we are viewed as the agent in the sales arrangement. As of December 31, 2023, 2024 and 2025, our accounts payable amounted to RMB96.8 million, RMB54.7 million and RMB48.9 million (US$7.0 million), respectively. These changes were primarily contributed by the changes in merchandise purchase payables, which decreased from RMB61.0 million as of December 31, 2023 to RMB32.2 million as of December 31, 2024 and further decreased to RMB27.2 million (US$3.9 million) as of December 31, 2025. These decreases were primarily due to decreases in merchandise sales.

Our merchandise purchase payable turnover days were 80.3 days in 2023, 79.4 days in 2024, and 60.7 days in 2025. Merchandise purchase payable turnover days for a given period equal to average merchandise purchase payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

As of December 31, 2023, 2024 and 2025, our net inventories amounted to RMB42.7 million, RMB29.4 million and RMB41.0 million (US$5.9 million), respectively. These decreases were primarily due to decreases in merchandise sales. Our inventory turnover days were 52.7 days in 2023, 61.5 days in 2024, and 72.0 days in 2025.

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

As of December 31, 2025, we had RMB132.4 million (US$18.9 million) in cash, cash equivalents and restricted cash, of which approximately 34.4% were held in Renminbi, 61.3% in U.S. dollars, and the remainder in other currencies.

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

Operating activities

Net cash used in operating activities in 2025 was RMB57.8 million (US$8.3 million), as compared to a net loss of RMB133.3 million (US$19.1 million) in the same period. In 2025, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) non-cash allowance for credit losses of RMB83.0 million (US$11.9 million);and (ii) a decrease in accounts receivable, net of RMB53.5 million (US$7.6 million), primarily due to the decrease in receivables from the distribution sales, partially offset by a decrease in other payable and accrued liabilities of RMB27.0 million (US$4.0 million) primarily due to the decrease in salaries and welfare payable and merchant and supplier deposits.

Net cash used in operating activities in 2024 was RMB126.1 million, as compared to net loss of RMB123.1 million in the same period. In 2024, the principal items accounting for the difference between our net cash used in operating activities and our net loss were (i) a decrease in incentive payables to members of RMB58.9 million, and (ii) a decrease in accounts payable of RMB29.7 million, partially offset by (i) a non-cash impairment of long-lived assets other than goodwill of RMB26.1 million, (ii) a non-cash allowance for credit losses of RMB15.4 million, and (iii) a decrease in prepaid expenses and other current assets of RMB12.9 million. The decrease in incentive payables to members was primarily due to the derecognition of long-aged payables to inactive members. The decrease in accounts payable was primarily due to the decrease in merchandise sales.

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

Investing activities

Net cash used in investing activities in 2025 was RMB88.2 million (US$12.6 million), primarily due to cash paid to construct a new office building on the Hangzhou Land Parcel.

Net cash used in investing activities in 2024 was RMB166.3 million, primarily due to cash paid to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB176.6 million, partially offset by cash received from repayment of loans provided to third parties of RMB11.1 million.

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

Financing activities

Net cash generated from financing activities in 2025 was RMB38.7 million (US$5.5 million), primarily due to net bank borrowings.

Net cash used in financing activities in 2024 was RMB13.3 million, primarily due to cash used in merchant settlement of RMB12.3 million.

Net cash used in financing activities in 2023 was RMB42.7 million, primarily due to cash paid for repurchase of common stocks of RMB21.0 million, cash used in merchant settlement of RMB17.4 million and cash paid for reverse stock splits expense of RMB4.3 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period mainly include capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures were RMB12.4 million, RMB192.5 million and RMB68.8 million (US$9.8 million) in 2023, 2024 and 2025, respectively. Our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. In 2024, we acquired the land use right of the Hangzhou Land Parcel in cash for an aggregate consideration of approximately RMB176.6 million.

Contractual Obligations

Our operating lease obligations relate to our leases of offices and operation space. The following table sets forth our operating lease obligations as of December 31, 2025.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease	3,895	2,196	1,699	-	-

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

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Capital commitments	148,332	103,751	37,896	6,685	-

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

As of December 31, 2025, the allowance for credit losses on unsecured loan receivables was RMB123,088 thousand. For more information regarding expected credit losses and for additional information regarding the allowance for credit losses for unsecured loan receivables, see “Note 6. Prepaid Expenses and Other Current Assets, Net”, “Note 11. Other Non-Current Assets” and “Note 2. Principal Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shanglue Xiao	47	Chairman of the Board of Directors and Chief Executive Officer
Dan Li	44	Director
Li-Lan Cheng	61	Independent Director
Xuefeng Chen	46	Independent Director
Chen Chen	45	Independent Director
Nan Song	34	Senior Financial Director

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

Mr. Li-Lan Cheng has served as our director since May 2019. Mr. Cheng is currently an executive director and chief financial officer of E-House (China) Enterprise Holdings Limited (HKEX stock code: 2048) (“E-House”). He served as the acting chief financial officer of Leju Holdings Limited (NYSE: LEJU) from 2017 to 2023, and was its executive director from 2014 to 2017. Dr. Cheng served as the chief operating officer of E-House affiliate E-House (China) Holdings Limited (formerly NYSE: EJ) from 2012 to 2018 and its chief financial officer from 2006 to 2012. Prior to joining E-House, he served as the chief financial officer of SouFun Holdings Limited, an online real estate service company in China, from 2005 to 2006. From 2002 to 2004, Dr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Dr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. From 1995 to 1997, Dr. Cheng was a senior analyst at the National Economic Research Associates, Inc., an economic and financial consulting firm in New York. From 1989 to 1991, he was an investment trainee and analyst at the Prudential Investment Corporation, the institutional investment subsidiary of the Prudential Insurance Company of America based in Newark, NJ. Dr. Cheng is an independent director of Zhihu Inc. (NYSE: ZH) (HKEX stock code: 2390), a leading online content community in China. He also served as an independent director and on the audit committee of 51job, Inc. (formerly NASDAQ: JOBS), LAIX Inc. (formerly NYSE: LAIX), Country Style Cooking Restaurant Chain Co., Ltd. (formerly NYSE: CCSC), and Le GAGA Holdings Limited (formerly NASDAQ: GAGA). Dr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Dr. Cheng is a chartered financial analyst (CFA).

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

Ms. Nan Song has served as our senior financial director since July 2025. Ms. Song has extensive finance experience and has held various roles in the Company since joining Yunji in August 2015, including General Ledger Accountant, Finance Manager, Head of the Financial Analysis Department, and Senior Finance Director. Prior to joining the Company, she worked at Zhejiang Xiaoye Network Technology Co., Ltd for two years from 2013 to 2015. Ms. Song received her bachelor’s degree in Accounting from Zhejiang University of Finance & Economics in 2016.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB2.2 million (US$0.3 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2019 Share Incentive Plan

In March 2019, we adopted the 2019 Share Incentive Plan, or the 2019 Plan, which replaced the 2017 Plan in its entirety. The awards granted and outstanding under the 2017 Plan survive the termination of the 2017 Plan and remain effective and binding under the 2019 Plan. The maximum aggregate number of ordinary shares that may be issued under 2019 Plan is initially 227,401,861 ordinary shares, which shall be increased by a number equal to 1% of the then total issued and outstanding ordinary shares on an as-converted and fully diluted basis, on each of the first, second, third, fourth and fifth anniversary of the date of effectiveness of the 2019 Plan. As of February 28, 2026, 5,000,000 restricted share units were outstanding under the 2019 Plan.

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

As of February 28, 2026, there were no outstanding options or restricted share units granted by us to our current directors and executive officers. As of February 28, 2026, our employees, other than our directors and executive officers held 5,000,000 restricted share units.

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

Board Diversity Matrix (As of February 28, 2026)
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

As of December 31, 2025, we had a total of 203 employees. We had a total of 363 employees and 493 employees as of December 31, 2023 and 2024, respectively. The following table gives breakdowns of our employees as of December 31, 2025 by function:

Function	As of December 31, 2025
Procurement	31
Operations, including customer service	23
Technology	37
Sales and Marketing	66
General and Administrative	46
Total	203

We outsource provision of member services to third-party service companies and they select, hire, train and compensate service managers at our request. Most of the service managers are our members. Service managers enter into contracts with third-party service companies and are not our employees. As of December 31, 2025, our members were served by more than 117 thousand service managers. We currently work with two third-party service companies and enter into agreements with them on an annual basis. These third-party service companies select service managers based on the standards we provide in our agreements. We have the right to supervise the performance of the service managers and may request third-party service companies to replace service managers who do not meet our standards. We pay training fees to third-party service companies based on the number of members managed by these service companies through service managers that provide training and support to our members. We pay member management fees to third-party service companies for their product sales facilitation services. The service companies compensate the service managers based on the length of work hours and other performance criteria.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026 by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 1,970,216,032 ordinary shares as of February 28, 2026, including (i) 1,020,256,032 Class A ordinary shares (excluding the company’s repurchase of 188,575,190 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans); and (ii) 949,960,000 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power*
Directors and Executive Officers*:
Shanglue Xiao(1)	15,000,000	949,960,000	964,960,000	49.0	90.4
Dan Li(2)	—	—	—	—	—
Li-Lan Cheng(3)	—	—	—	—	—
Chen Chen(4)	—	—	—	—	—
Xuefeng Chen(5)	—	—	—	—	—
Nan Song	—	—	—	—	—
All Directors and Executive Officers as a Group	15,000,000	949,960,000	964,960,000	49.0	90.4
Principal Shareholders:
Lanlan Ltd.(6)	—	949,960,000	949,960,000	48.2	90.3
Corus Investments Pte. Ltd.(7)	215,800,000	—	215,800,000	11.0	2.1
Fasturn Overseas Limited(8)	146,202,400	—	146,202,400	7.4	1.4
Acceleration S Limited(9)	110,803,324	—	110,803,324	5.6	1.1
Trustbridge Partners IV, LP(10)	107,250,000	—	107,250,000	5.4	1.0

*	Except as indicated otherwise below, the business address of our directors and executive officers is 18/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou 310000, Zhejiang Province, People’s Republic of China.

**	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (i) 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company and (ii) 15,000,000 Class A ordinary shares held by Fortune Sharing Limited as trustee of an employee shareholding trust, for the benefit of employees including Mr. Shanglue Xiao. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Ms. Dan Li is 3/F, Vstone Building, 1 Yan’an Dong Road, Huangpu District, Shanghai, China.

(3)	The business address of Mr. Li-Lan Cheng is 11/F Floor, Yinlin Building, No. 788 Guangzhong Road, Shanghai, China.

(4)	The business address of Mr. Chen Chen is 12th Floor, Building 6, No. 433 Songhu Road, Yangpu District, Shanghai, China.

(5)	The business address of Mr. Xuefeng Chen is 2-3F, 23rd Floor, Building B, Wisdom Plaza, No. 4068 Qiaoxiang Road, Nanshan District, Shenzhen, China.

(6)	Represents 949,960,000 Class B ordinary shares held by Lanlan Ltd., a BVI business company. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(7)	Represents 215,800,000 Class A ordinary shares, including in the form of ADSs, held by Corus Investments Pte. Ltd., as reported in a Schedule 13G jointly filed by Corus Investments Pte. Ltd., Crescent Capital Investments Ltd. and Ares Management Corporation on August 12, 2024. Crescent Capital Investments Ltd. owns 1 ordinary share of Corus Investments Pte. Ltd. and has the sole voting power and investment power over the shares held by Corus Investments Pte. Ltd. Crescent Capital Investments Ltd. is ultimately controlled by Ares Management Corporation (NYSE: ARES). The registered address of Corus Investments Pte. Ltd. and Crescent Capital Investments Ltd. is One Nexus Way, Camana Bay, KY1-9005 Grand Cayman, Cayman Islands. The registered address of Ares Management Corporation is 2000 Ave of the Stars, 12th Floor, Los Angeles, CA, 90067.

(8)	Represents 146,202,400 Class A ordinary shares, including in the form of ADSs, held by Fasturn Overseas Limited, a BVI business company. Information regarding beneficial ownership is reported as of December 31, 2025, based on the information contained in the Schedule 13G/A filed by Fasturn Overseas Limited with the SEC on February 7, 2025. Fasturn Overseas Limited is wholly owned by Mr. Yuan Chen. The registered address of Fasturn Overseas Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(9)	Represents 110,803,324 Class A ordinary shares held by Acceleration S Limited, a BVI business company. Acceleration S Limited is ultimately controlled by Mr. Shangzhi Wu. The registered address of Acceleration S Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(10)	Represents 107,250,000 Class A ordinary shares, including in the form of ADSs, held by Trustbridge Partners IV, LP a Cayman Islands limited partnership. Information regarding beneficial ownership is reported as of December 31, 2025, based on the information contained in the Schedule 13G/A filed by TB Alternative Assets Ltd with the SEC on February 7, 2025. Trustbridge Partners IV, LP is controlled by TB Alternative Assets Ltd, an investment adviser organized under the Cayman Islands and registered under Section 203 of the Investment Advisors Act of 1940. TB Alternative Assets Ltd acts as the investment adviser of Trustbridge Partners IV LP. The registered address of Trustbridge Partners IV, LP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of TB Alternative Assets Ltd is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

To our knowledge, as of February 28, 2026, 731,057,880 of our ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Plan.”

Transactions with Our Founder’s Related Entity

Transactions with Small Ye Group, or Small Ye. Small Ye is under control of Mr. Shanglue Xiao, our chairman and chief executive officer. In 2023, 2024 and 2025, we didn’t purchase any products from Small Ye. As of December 31, 2023, 2024 and 2025, we had RMB0.7 million, RMB0.6 million and RMB0.6 million, respectively, due to Small Ye, representing the payments due to Small Ye for products purchased from Small Ye.

Transactions with Our Equity Investees

Transaction with Guangdong Weixin Technology Co Ltd., or Guangdong Weixin. Guangdong Weixin is our equity investee and our supplier. The investment in Guangdong Weixin was disposed by us in 2025. In 2023, 2024 and 2025, we purchased products from Guangdong Weixin in the amount of nil, nil and nil, respectively. As of December 31, 2023, 2024 and 2025, we had RMB0.1 million, nil and nil, respectively, due to Guangdong Weixin, representing the payments and deposits due to Guangdong Weixin for products purchased from Guangdong Weixin.

Transaction with Guangzhou Misili Personal care Co., Ltd., or Guangzhou Misili. Guangzhou Misili is our equity investee and our supplier. In 2023, 2024 and 2025, we purchased products from Guangzhou Misili in the amount of RMB0.3 million, RMB0.3 million and RMB0.2 million, respectively. As of December 31, 2023, 2024, and 2025, we had RMB0.1 million, RMB0.1 million and RMB0.1 million, respectively, due to Guangzhou Misili, representing the payments and deposits due to Guangzhou Misili for products purchased from Guangzhou Misili.

Transaction with Hainan Yunding Supply Chain Management Co., Ltd, or Hainan Yunding. Hainan Yunding is our equity investee and our supplier. As of December 31, 2023, 2024 and 2025, we had RMB0.1 million, RMB0.1 million and RMB0.1 million, respectively, due to Hainan Yunding, representing the deposits due to Hainan Yunding for products purchased from Hainan Yunding.

Transaction with Hangzhou Bixin Biology Technology Co., Ltd., or Hangzhou Bixin. Hangzhou Bixin is our equity investee and our supplier. The investment in Hangzhou Bixin was disposed by us in 2024. In 2023, 2024 and 2025, we purchased products from Hangzhou Bixin in the amount of RMB1.9 million, RMB0.9 million and nil, respectively. As of December 31, 2023, 2024 and 2025, we had RMB1.1 million, nil and nil, respectively, due to Hangzhou Bixin, representing the payments and deposits due to Hangzhou Bixin for products purchased from Hangzhou Bixin. In 2023, 2024 and 2025, we provided marketplace service to Hangzhou Bixin in the amount of RMB1.1 million, RMB0.6 million and nil, respectively. In 2023, 2024 and 2025, we provided other services to Hangzhou Bixin in the amount of RMB0.2 million, nil and nil, respectively.

Transaction with Shanxi Yunnong Supply Chain Management Co., Ltd., or Shanxi Yunnong. Shanxi Yunnong is our equity investee and our supplier. The investment in Shanxi Yunnong was disposed by us in 2024. In 2023, 2024 and 2025, we purchased products from Shanxi Yunnong in the amount of RMB 1.3 million, nil and nil, respectively. As of December 31, 2023, 2024 and 2025, we had RMB0.4 million, nil and nil, respectively, due to Shanxi Yunnong, representing the payments and deposits due to Shanxi Yunnong for products purchased from Shanxi Yunnong.

Transaction with Zhejiang Jimi E-commerce Co., Ltd, or Zhejiang Jimi. Zhejiang Jimi is our equity investee and our supplier. As of December 31, 2023, 2024 and 2025, we had RMB1.1 million, RMB0.5 million and nil, respectively, due from Zhejiang Jimi, representing the advance payments due from Zhejiang Jimi for products purchased from Zhejiang Jimi. As of December 31, 2023, 2024 and 2025, we had RMB0.1 million, RMB0.1 million and RMB28 thousand, respectively, due to Zhejiang Jimi, representing the payments due to Zhejiang Jimi for products purchased from Zhejiang Jimi. In 2023, 2024 and 2025, we purchased products from Zhejiang Jimi in the amount of RMB16.4 million, RMB6.4 million and RMB1.2 million, respectively. In 2023, 2024 and 2025, we provided marketplace service to Zhejiang Jimi in the amount of RMB1.5 million, RMB0.6 million and RMB17 thousand, respectively. In 2023, 2024 and 2025, we provided other services to Zhejiang Jimi in the amount of RMB0.1 million, nil and RMB 21 thousand, respectively.

Transaction with Zhejiang Jibi Technology Co., Ltd., or Zhejiang Jibi. Zhejiang Jibi is our equity investee and our supplier. As of December 31, 2023, 2024 and 2025, we had RMB0.8 million, RMB0.7 million and RMB0.7 million, respectively, due to Zhejiang Jibi, representing the payments due to Zhejiang Jibi for products purchased from Zhejiang Jibi.

Transaction with Shenzhen Yungang Julian Brand management Co., Ltd., or Yungang Julian. Yungang Julian was our equity investee and our related-party supplier. As of December 31, 2023, 2024 and 2025, we had RMB0.1 million, RMB0.1 million and RMB0.1 million, respectively, due to Yungang Julian, representing the payments and deposits due to Yungang Julian for products purchased from Yungang Julian.

Transaction with Hangzhou Yin yu Guo Media Co., Ltd., or Yin yu Guo. Yin yu Guo was our equity investee and our related-party supplier in 2025. As of December 31, 2025, we had RMB 60 thousand due from Yin yu Guo for prepayment to its media services. As of December 31, 2025, we had RMB 1.3 million due to Yin yu Guo, representing the outstanding capital subscription to Yin yu Guo.

We believe the terms of the transactions with Guangdong Weixin, Guangzhou Misili, Hainan Yunding, Hangzhou Bixin, Shanxi Yunnong, Zhejiang Jimi, Zhejiang Jibi, Yungang Julian and Yin yu Guo are comparable to those with third-party suppliers.

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

Liquidation. On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the STA issued a circular, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the STA Circular 82, the STA issued the Announcement of the State Taxation Administration on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), which became effective since September 2011, to provide more guidance on the implementation of the STA Circular 82. The announcement provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

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

Provided that our Cayman Islands holding company, Yunji Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under STA Public Notice 7 and STA Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under STA Public Notice 7 and STA Public Notice 37, and we may be required to expend valuable resources to comply with STA Public Notice 7 and STA Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that hold our ADSs or Class A ordinary shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder (the “Regulations”), judicial decisions, administrative pronouncements, and the income tax treaty between the United States and the PRC (the “Treaty”), all as in effect as of the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not take, or that a court will not sustain, a .

The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons subject to special U.S. federal income tax rules such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire our ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold our ADSs or Class Aordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that own 10% or more of our stock (by vote or value) directly, indirectly, or constructively; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding our ADSs or Class A ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Moreover, this discussion does not address U.S. federal non-income tax considerations, such as estate and gift tax considerations, any alternative minimum tax considerations, the Medicare tax on certain net investment income, or any state, local, or non-U.S. tax considerations. Each U.S. Holder should consult its tax advisor regarding the U.S. federal, state, and local and non-U.S. tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner (as determined for U.S. federal income tax purposes) of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more U.S. persons or (B) that has in effect a valid election to be treated as a United States person under applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and partners in such partnerships should consult their tax advisors as to the U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares in light of their particular circumstances.

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. For U.S. federal income tax purposes, a U.S. Holder of our ADSs will generally be treated as the beneficial owner of the underlying shares represented by our ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally treated as passive assets, and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Based on our current and expected income and assets (including any unbooked goodwill (the value of which is determined by reference to the market value of our ADSs)), it is likely that we were a PFIC for the taxable year ended December 31, 2025 and could continue to be a PFIC for the current and subsequent taxable years, unless the market price of our ADSs increases significantly and/or we invest a substantial amount of our cash and other passive assets in assets that produce or are held for the production of non-passive income. However, PFIC status is a factual determination made annually and is generally not determinable until the close of each taxable year. Furthermore, even if the composition of our assets and income were to change such that we cease to be a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years, and U.S. Holders of our ADSs or Class A ordinary shares should be willing to assume the risks of investing in a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and in the absence of certain elections will continue to apply to such U.S. Holder in future years even if we cease to be a PFIC.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “Passive Foreign Investment Company Rules.” If our ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply.

Any cash distributions paid on our ADSs or Class A ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of our Class A ordinary shares, or by the depositary, in the case of our ADSs. Because we do not intend to determine our earnings and profits for U.S. federal income tax purposes, you should expect to treat the full amount of any distribution as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Dividends received by individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” if certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under PRC tax law, we are eligible for benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

Our ADSs are listed on the Nasdaq Capital Market and, for this purpose, will generally be considered to be readily tradable on an established securities market in the United States, although there can be no assurances that the our ADSs will continue to be so listed. Although the law in this regard is not entirely clear, because we do not expect that Class A our ordinary shares will be listed on any securities market, we do not believe that ordinary shares that are not represented by our ADSs will be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2025.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by our ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, should be eligible for the reduced rates of taxation described in the preceding paragraph (assuming that the other requirements discussed above were to be met, including with respect to our PFIC status). U.S. Holders should to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC income taxes paid or withheld on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder that does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex, U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in light of their particular circumstances.

Sale or Other Disposition

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “Passive Foreign Investment Company Rules.” If our ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply.

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in such ADSs or Class A ordinary shares exceeds one year at the time of the disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations.

Any gain or loss recognized by a U.S. Holder on the sale or other disposition of our ADSs or Class A ordinary shares will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits unless the U.S. Holder has other income that is treated as derived from foreign sources In the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of our ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. However, if a U.S. Holder is not eligible for the benefits of the Treaty or elects not to apply it, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares. Each U.S. Holder should consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit in light of its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition (including, under certain circumstances, a pledge) of our ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or Class A ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns our ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, such U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to our ADSs or Class A ordinary shares, as applicable. If such election is made, such U.S. Holder will be deemed to have sold our ADSs or Class A ordinary shares at their fair market value and any gain from such deemed sale would be subject to the rules described above. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, our ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and such U.S. Holder will not be subject to the rules described below with respect to any excess distribution received in respect of, or any gain from an actual sale or other disposition of, our ADSs or Class A ordinary shares. The rules dealing with deemed sale elections are complex. Each U.S. Holder should consult its tax advisor regarding the possibility of and considerations relating to a deemed sale election.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and any of our subsidiaries, our VIE or any of its subsidiaries is also PFICs (each a “lower-tier PFIC”), such U.S. Holder will generally be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or its subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period for which we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. If our ADSs continue to be listed on the Nasdaq Capital Market, we anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If the Nasdaq Capital Market delists our ADSs, our ADSs will not be treated as traded on a qualified exchange or other market for the purposes of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year for which we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our officers, directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB78.2 million, U.S. dollar-denominated cash, cash equivalents and restricted cash of US$7.7 million. Assuming we had converted RMB78.2 million into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar-denominated cash, cash equivalents and restricted cash would have been US$18.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash, cash equivalents and restricted cash would have been US$17.8 million instead. Assuming we had converted US$7.7 million into RMB at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB132.1 million. If the RMB had depreciated by 10% against the U.S. dollar, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB137.5 million instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, we did not receive any reimbursement from the depositary.

Part II

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

Based upon that evaluation, our management, with the participation of our chief executive officer and our senior financial director, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a non-accelerated filer, as defined under Rule 12b-2 of the Exchange Act, we are not subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder) It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified material weaknesses and deficiencies or might issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our former independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP and its affiliates and our current independent registered public accounting firm, WWC, P.C., our principal external auditors, for the periods indicated. We did not pay any other fees to our principal auditor during the periods indicated below.

	For the Year Ended December 31,
	2024	2025(3)
	(in thousands of RMB)
Audit fees(1)	5,800	3,540
WWC, P.C	-	2,860
PricewaterhouseCoopers Zhong Tian LLP	5,800	680
Tax fees(2)	340	190
PricewaterhouseCoopers Zhong Tian LLP	340	190
All other fees	-	-

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fee” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

(3)	On May 22, 2025, we engaged WWC, P.C. as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers Zhong Tian LLP. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to pre-approve all audit and other service provided by our independent registered public accounting firms as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities By the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Yunji Inc. (the “Company”)’s board of directors and the audit committee of the board approved the dismissal of PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as the Company’s independent registered public accounting firm, effective May 22, 2025, and the appointment of WWC, P.C. (“WWC”) as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2025, effective May 22, 2025.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through May 22, 2025, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided PwC with a copy of the disclosures it is making in this Current Report on Form 6-K and requested that PwC furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not PwC agrees with the above disclosures and, if not, stating the respects in which PwC does not agree. A copy of PwC’s letter to the SEC, dated May 22, 2025, is attached herewith as Exhibit 99.1 to this Current Report on Form 6-K.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through May 22, 2025, neither the Company nor anyone acting on its behalf consulted with WWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor was oral advice provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F), or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on May 22, 2025 (File No. 001-38877) is incorporated by reference to this annual report.

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

However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires we hold annual general meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2025. We may, however, hold annual shareholders meetings in the future. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance requirements.”

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

Part III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

Item 18.	Financial Statements

The consolidated financial statements of Yunji Inc. are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on August 30, 2019 (File No. 333-233539))
2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 4, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on April 24, 2025 (File No. 001-38877))
4.1	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on March 21, 2019 (File No. 333-230424))
4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the F-1 filed on March 21, 2019 (File No. 333-230424))
4.4	English translation of the executed form of Proxy Agreement and Power of Attorney by and among the VIE, its shareholders and the WFOE of the Registrant (incorporated herein by reference to Exhibit 4.4 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
4.5	English translation of the executed Equity Pledge Agreement by and among the VIE, its shareholders and the WFOE of the Registrant (incorporated herein by reference to Exhibit 4.5 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
4.6	English translation of the executed Exclusive Service Agreement by and between the VIE and the WFOE of the Registrant (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
4.7	English translation of the executed Exclusive Option Agreement by and among the VIE, its shareholders and the WFOE of the Registrant (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
4.8	English translation of Loan Agreement among Mr. Shanglue Xiao, Mr. Shangce Xiao and the WFOE of the Registrant, dated March 15, 2023 (incorporated herein by reference to Exhibit 4.8 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
4.9	English translation of Commodity Premises Subscription Form and two supplementary agreements to the Commodity Premises Subscription Form between a subsidiary of the Registrant, Zhejiang Fengji Technology Co., Ltd., and Hangzhou Shimao Ruiying Real Estate Co., Ltd., dated June 28, 2021 (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 26, 2022 (File No. 001-38877))

Exhibit Number	Description of Document
4.10	English translation of Construction Contact between Zhejiang Yunding Technology Information Co., Ltd. and Zhejiang Southeast Grid Co., Ltd., dated November 4, 2024 (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 24, 2025 (File No. 001-38877))
8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the F-1 filed on March 21, 2019 (File No. 333-230424))
11.2	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F filed on April 24, 2025 (File No. 001-38877))
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C., an independent registered public accounting firm
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Maples and Calder (Hong Kong) LLP
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on April 25, 2024 (File No. 001-38877))
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yunji Inc.

By:	/s/ Shanglue Xiao
Name:	Shanglue Xiao
Title:	Founder, Chairman, and
Chief Executive Officer

Date: April 24, 2026

YUNJI INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yunji Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yunji Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

Allowance for credit losses - unsecured loan receivables

As described in Notes 2.12, 6 and 11 to the consolidated financial statements, as of December 31, 2025, the Company’s balance of unsecured loan receivables was RMB183,974 thousand and the corresponding allowance for credit losses for the unsecured loan receivables was RMB123,088 thousand. Management determined the allowance for unsecured loan receivables by applying discounted cash flow methods on an individual basis, and the assumptions in estimating the recoverability include the probability-weighted scenarios and the discount rate.

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

/s/ WWC, P.C.
Certified Public Accountants
PCAOB NO.: 1171

We have served as the Company’s auditor since 2025.

San Mateo, California

April 24, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yunji Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Yunji Inc. and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive loss, of changes in shareholders' equity and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes for each of the two years in the period ended December 31, 2024 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People's Republic of China

April 24, 2025

We served as the Company's auditor from 2018 to 2025.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	219,365	109,587	15,671
Restricted cash	23,467	22,770	3,256
Short-term investments	-	83,774	11,980
Accounts receivable, net	56,233	3,856	551
Advance to suppliers	9,810	10,178	1,455
Inventories, net	29,448	41,000	5,863
Amounts due from related parties	662	225	32
Prepaid expenses and other current assets, net	177,187	86,142	12,318

Total current assets	516,172	357,532	51,126

Non-current assets:
Property, equipment and software, net	205,450	278,726	39,857
Land use rights, net	174,437	170,021	24,313
Long-term investments	364,534	307,956	44,037
Operating lease right of use assets, net	13,809	3,392	485
Other non-current assets, net	78,050	92,019	13,159

Total non-current assets	836,280	852,114	121,851

Total assets	1,352,452	1,209,646	172,977

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2024	2025
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIE and the VIE’s subsidiaries without recourse to the primary beneficiary of RMB 157,120 and RMB 118,420 as of December 31, 2024 and 2025, respectively)
Accounts payable	54,678	48,943	6,999
Deferred revenue	8,596	11,115	1,589
Incentive payables to members	66,039	50,635	7,241
Member management fees payable	1,263	1,604	229
Other payable and accrued liabilities	126,177	96,076	13,738
Amounts due to related parties	1,645	2,836	406
Short-term borrowings	-	40,075	5,731
Operating lease liabilities, current	3,845	1,498	214
Total current liabilities	262,243	252,782	36,147

Non-current liabilities (including amounts of the consolidated VIE and the VIE’s subsidiaries without recourse to the primary beneficiary of RMB 223 and nil as of December 31, 2024 and 2025, respectively)
Operating lease liabilities, non-current	7,808	1,606	230
Other non-current liabilities	4,355	19,367	2,769

Total non-current liabilities	12,163	20,973	2,999

Total liabilities	274,406	273,755	39,146

Commitments and contingencies (Note 29)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2024	2025
	RMB	RMB	US$

Shareholders’ equity

Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2024 and 2025; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2024 and 2025; 1,020,256,032 and 1,020,256,032 Class A ordinary shares and 949,960,000 and 949,960,000 Class B ordinary shares outstanding as of December 31, 2024 and 2025, respectively)	70	70	10
Additional paid-in capital	7,328,336	7,328,615	1,047,978
Statutory reserve	16,726	16,726	2,392
Accumulated other comprehensive income	93,145	83,996	12,011
Less: Treasury stock (188,575,190 shares as of December 31, 2024 and 2025, respectively)	(113,334)	(113,334)	(16,206)
Accumulated deficit	(6,247,557)	(6,380,841)	(912,448)

Total Yunji Inc. shareholders’ equity	1,077,386	935,232	133,737

Non-controlling interests	660	659	94
Total shareholders’ equity	1,078,046	935,891	133,831

Total liabilities and shareholders’ equity	1,352,452	1,209,646	172,977

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2023	2024	2025
	RMB	RMB	RMB	US$

Revenues:
Sales of merchandise, net	500,651	330,535	268,169	38,348
Marketplace revenue	130,188	79,466	46,553	6,657
Other revenues	9,370	7,650	2,294	328
Total revenues	640,209	417,651	317,016	45,333

Operating cost and expenses:
Cost of revenues	(332,774)	(211,311)	(176,222)	(25,199)
Fulfilment	(107,472)	(76,126)	(33,910)	(4,849)
Sales and marketing	(121,039)	(96,965)	(102,715)	(14,688)
Technology and content	(53,490)	(45,627)	(28,288)	(4,045)
General and administrative	(120,951)	(130,462)	(126,875)	(18,143)
Total operating cost and expenses	(735,726)	(560,491)	(468,010)	(66,924)
Other operating income	14,898	6,544	7,574	1,083
Loss from operations	(80,619)	(136,296)	(143,420)	(20,508)

Financial (expense)/income, net	(60,226)	17,333	9,367	1,339
Foreign exchange (loss)/gain, net	(6,743)	2,127	1,601	229
Other non-operating income/(loss), net	(2,405)	785	(3,979)	(569)

Loss before income tax expense, and equity in loss of affiliates, net of tax	(149,993)	(116,051)	(136,431)	(19,509)
Income tax expense	(7,851)	(2,009)	(462)	(66)
Equity in (loss)/income of affiliates, net of tax	(7,276)	(5,061)	3,608	516
Net loss	(165,120)	(123,121)	(133,285)	(19,059)

Less: net income/(loss) attributable to non-controlling interests shareholders	9	(11)	(1)	-
Net loss attributable to YUNJI INC.	(165,129)	(123,110)	(133,284)	(19,059)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2023	2024	2025
	RMB	RMB	RMB	US$

Net loss	(165,120)	(123,121)	(133,285)	(19,059)
Other comprehensive income/(loss)
Foreign currency translation adjustment	22,178	7,854	(9,149)	(1,308)
Total comprehensive loss	(142,942)	(115,267)	(142,434)	(20,367)

Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	9	(11)	(1)	-
Total comprehensive loss attributable to YUNJI INC.	(142,951)	(115,256)	(142,433)	(20,367)

Net loss attributable to ordinary shareholders	(165,129)	(123,110)	(133,284)	(19,059)
Weighted average number of ordinary shares used in computing net loss per share
-Basic	1,971,108,505	1,967,498,669	1,970,423,265	1,970,423,265
-Diluted	1,971,108,505	1,967,498,669	1,970,423,265	1,970,423,265

Net loss per share attributable to ordinary shareholders
-Basic	(0.08)	(0.06)	(0.07)	(0.01)
-Diluted	(0.08)	(0.06)	(0.07)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional		Accumulated other		Total Yunji Inc.	Non-	Total
	Number of Shares issued	Amount	Number of Shares	Amount	paid-in capital	Statutory reserve	comprehensive (loss)/income	Accumulated deficit	shareholders’ equity	controlling interest	shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2023	2,158,791,222	70	(140,393,870)	(98,709)	7,333,144	16,078	63,113	(5,958,666)	1,355,030	870	1,355,900
Net loss	-	-	-	-	-	-	-	(165,129)	(165,129)	9	(165,120)
Foreign currency translation adjustments	-	-	-	-	-	-	22,178	-	22,178	-	22,178
Appropriation to statutory reserves	-	-	-	-	-	176		(176)	-	-	-
Repurchasing common stock (Note 23)	-	-	(53,606,770)	(20,978)	-	-	-	-	(20,978)	-	(20,978)
Issuance of restricted shares (Note 25)	-	-	1,587,950	3,579	(3,579)	-	-	-	-	-	-
Share based compensation	-	-	-	-	(885)	-	-	-	(885)	-	(885)
Balance as of December 31, 2023	2,158,791,222	70	(192,412,690)	(116,108)	7,328,680	16,254	85,291	(6,123,971)	1,190,216	879	1,191,095

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional		Accumulated other		Total Yunji Inc.	Non-	Total
	Number of Shares issued	Amount	Number of Shares	Amount	paid-in capital	Statutory reserve	comprehensive income	Accumulated deficit	shareholders’ equity	controlling interest	shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2024	2,158,791,222	70	(192,412,690)	(116,108)	7,328,680	16,254	85,291	(6,123,971)	1,190,216	879	1,191,095
Net loss	-	-	-	-	-	-	-	(123,110)	(123,110)	(11)	(123,121)
Foreign currency translation adjustments	-	-	-	-	-	-	7,854	-	7,854	-	7,854
Appropriation to statutory reserves	-	-	-	-	-	472	-	(472)	-	-	-
Issuance of restricted shares (Note 25)	-	-	3,837,500	2,774	(2,774)	-	-	-	-	-	-
Share based compensation	-	-	-	-	2,430	-	-	-	2,430	-	2,430
Acquisition of a subsidiary	-	-	-	-	-	-	-	(25)	(25)	-	(25)
Disposal of shares in a subsidiary	-	-	-	-	-	-	-	21	21	(208)	(187)
Balance as of December 31, 2024	2,158,791,222	70	(188,575,190)	(113,334)	7,328,336	16,726	93,145	(6,247,557)	1,077,386	660	1,078,046

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Treasury stock		Additional		Accumulated other		Total Yunji Inc.	Non-	Total
	Number of Shares issued	Amount	Number of Shares	Amount	paid-in capital	Statutory reserve	comprehensive income	Accumulated deficit	shareholders’ equity	controlling interest	shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2025	2,158,791,222	70	(188,575,190)	(113,334)	7,328,336	16,726	93,145	(6,247,557)	1,077,386	660	1,078,046
Net loss	-	-	-	-	-	-	-	(133,284)	(133,284)	(1)	(133,285)
Foreign currency translation adjustments	-	-	-	-	-	-	(9,149)	-	(9,149)	-	(9,149)
Share based compensation	-	-	-	-	279	-	-	-	279	-	279
Balance as of December 31, 2025	2,158,791,222	70	(188,575,190)	(113,334)	7,328,615	16,726	83,996	(6,380,841)	935,232	659	935,891

The accompanying notes are an integral part of these consolidated financial statements

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands)

	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(165,120)	(123,121)	(133,285)	(19,059)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,545	8,917	11,207	1,603
Shared-based compensation	(885)	2,430	279	40
(Gain)/loss from disposal of property, equipment and software	(350)	183	378	54
Equity in loss/(income) of affiliates	7,276	5,061	(3,608)	(516)
Changes in fair value for equity securities	80,923	(8,387)	(1,221)	(175)
Inventory write-downs	9,270	12,722	3,427	490
Foreign exchange loss/(income)	8,313	2,330	(3,811)	(545)
Amortization of right of use assets	1,742	3,601	2,223	318
Loss/(gain) on disposal of long-term investments and subsidiaries	23	(272)	6,234	891
Reverse stock splits expense	4,356	1,524	-	-
Allowance for credit losses	37,098	15,364	83,001	11,869
Impairment of long-lived assets other than goodwill	-	26,090	-	-

Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(39,363)	8,271	53,480	7,647
Decrease/(increase) in inventories	2,665	546	(14,979)	(2,142)
Decrease/(increase) in advance to suppliers	18,683	4,248	(368)	(53)
Decrease/(increase) in prepaid expenses and other current assets	32,464	12,930	(16,708)	(2,388)
Decrease/(increase) in other non-current assets	932	(128)	273	39
(Increase)/decrease in amounts due from related parties	(1,159)	699	437	62
Decrease in accounts payable	(24,722)	(29,745)	(5,100)	(729)
Decrease in incentive payables to members	(82,442)	(58,850)	(15,404)	(2,203)
(Decrease)/increase in member management fees payable	(6,714)	(3,110)	341	49
(Decrease)/increase in deferred revenue	(12,335)	(816)	2,519	360
Decrease in amount due to related parties	(7,073)	(1,890)	(109)	(16)
Decrease in other payable and accrued liabilities	(40,989)	(4,679)	(26,986)	(3,858)
Net cash used in operating activities	(170,862)	(126,082)	(57,780)	(8,262)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands)

	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Purchase of property, equipment and software	(12,407)	(15,888)	(68,795)	(9,838)
Proceeds from disposal of property, equipment and software	640	105	145	21
Cash paid for short term investments	(7,159)	-	(43,215)	(6,180)
Cash received from maturity of short-term investments	214,374	7,350	-	-
Cash received from factorings services	50,694	850	59	8
Cash paid for loans provided to a third party	-	-	(36,300)	(5,191)
Cash received from repayment of loans provided to third parties	83,439	11,075	44,744	6,398
Cash received from disposal of long-term investments	3,481	4,158	7,836	1,121
Impact to cash resulting from deconsolidation of subsidiaries, net	1,743	2,021	5,000	715
Cash paid for long-term investments	(40,770)	-	(500)	(71)
Cash dividends received from long-term investments	-	559	2,796	400
Purchase of land use rights	-	(176,645)	-	-
Cash received from acquisition of a subsidiary, net	-	85	-	-
Net cash generated from/(used in) investing activities	294,035	(166,330)	(88,230)	(12,617)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands)

	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Cash paid for repurchase of common stocks	(20,978)	-	-	-
Cash paid for reverse stock splits expense	(4,356)	(805)	(719)	(103)
Cash paid to a non-controlling shareholder	-	(196)	-	-
Proceeds from short-term bank loans	-	-	121,730	17,407
Repayment of short-term bank loans	-	-	(81,680)	(11,680)
Cash used in merchant settlement, net	(17,399)	(12,318)	(635)	(91)
Net cash (used in)/generated from financing activities	(42,733)	(13,319)	38,696	5,533
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,528	3,852	(3,161)	(452)
Net increase/(decrease) in cash, cash equivalents and restricted cash	87,968	(301,879)	(110,475)	(15,798)
Cash, cash equivalents and restricted cash at beginning of the year	456,743	544,711	242,832	34,725
Cash, cash equivalents and restricted cash at the end of the year	544,711	242,832	132,357	18,927
Supplemental disclosure of cash flow information
Cash paid for income tax	4,128	3,532	1,796	257
Cash paid for interest expenses	-	-	504	72

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

Cash and cash equivalents	517,542	219,365	109,587	15,671
Restricted cash (Note 2.9)	27,169	23,467	22,770	3,256
Total cash, cash equivalents and restricted cash	544,711	242,832	132,357	18,927

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

As of December 31, 2025, the Company’s significant subsidiaries are as follows:

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(b) History of the Group and Basis of Presentation (continued)

As of December 31, 2025, the Company’s consolidated VIE and its principal subsidiaries are as follows:

	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

VIE and the VIE’s principal subsidiaries
Zhejiang Yunji Preferred E-Commerce Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Zhejiang Jixiang E-commerce Co., Ltd. (“Jixiang”)	Hangzhou	August 14, 2018	100%	E-Commerce
Ningbo Meishan Bonded Port Zone Jichuang Taihong Venture Capital Partnership (Limited Partnership) (“Ningbo Meishan”)	Ningbo	January 15, 2019	99.75%	Investment holding
Hangzhou Jiweixiang Food Co., Ltd.	Hangzhou	May 8, 2020	100%	Distribution sales
Yunji Sharing Technology Co., Ltd. (“Yunji Sharing”)	Hangzhou	March 5, 2018	100%	Investment holding
Shanghai Suye Cosmetics Co., Ltd.	Shanghai	December 4, 2014	100%	Brand holding
Hangzhou Chuanchou Network Technology Co., Ltd. (“Hangzhou Chuanchou”)	Hangzhou	March 20, 2018	100%	Sales of merchandise

Starting from the third quarter of 2020, Ningbo Meishan, which was originally a subsidiary of the Company, became a subsidiary of the Company’s consolidated VIE as a result of equity transactions within the Group.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d) Risks in relations to the VIE structure (continued)

	As of December 31,
	2024	2025
	RMB	RMB

Cash and cash equivalents	24,713	27,931
Restricted cash	22,465	21,768
Accounts receivable, net	55,637	2,718
Advance to suppliers	780	551
Inventories, net	1,608	110
Amounts due from the Group companies (1)	524,755	475,718
Amounts due from related parties	412	165
Prepaid expense and other current assets	45,858	49,295
Property, equipment and software, net	1,376	662
Long-term investments	205,795	199,800
Operating lease right-of-use assets	517	-
Other non-current assets	5,215	40,014
Total assets	889,131	818,732

Accounts payable	19,505	17,319
Deferred revenue	6,409	8,860
Incentive payables to members	66,039	50,635
Members management fee payable	884	1,604
Other payable and accrued liabilities	62,659	37,411
Amounts due to the Group companies (2)	877,561	877,987
Amounts due to related parties	1,411	2,591
Operating lease liabilities - current	213	-
Operating lease liabilities - non-current	223	-
Total liabilities (3)	1,034,904	996,407

(1)	Amounts due from the Group companies primarily consisted of inter-company receivables for the sales of goods and the rendering of services made by the VIE and the VIE’s subsidiaries on behalf of other Group companies.

(2)	Amounts due to the Group companies primarily consisted of inter-company payables for the purchase of goods and services made by other Group companies on behalf of the VIE and the VIE’s subsidiaries.

(3)	Amounts of the consolidated VIE and the VIE’s subsidiaries without recourse to the primary beneficiary is RMB 157,343 and RMB 118,420 as of December 31, 2024 and 2025, respectively

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d) Risks in relations to the VIE structure (continued)

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Revenues:
Third-party revenues	316,382	234,870	51,028
Intra-Group revenues	91,657	27,815	56,456
Total revenues	408,039	262,685	107,484
Operating cost and expenses:
Third-party operating cost and expenses	(272,602)	(204,467)	(113,733)
Intra-Group operating cost and expenses	(142,717)	(109,726)	(29,077)
Total operating cost and expenses	(415,319)	(314,193)	(142,810)
Net loss	(7,276)	(51,435)	(32,194)

Net cash provided by transactions with external parties	231,606	35,563	269,849
Net cash used in transactions with intra-Group entities	(453,916)	(62,677)	(218,731)
Net cash (used in)/generated from operating activities	(222,310)	(27,114)	51,118

Net cash provided by/(used in) transactions with external parties	9,028	82	(36,127)
Net cash generated by transactions with intra-Group entities	118,831	18,588	-
Net cash generated by/(used in) investing activities	127,859	18,670	(36,127)

Net cash used in transactions with external parties	(16,379)	(10,683)	(887)
Net cash provided by/(used in) transactions with intra-Group entities	1,500	18,700	(11,200)
Net cash (used in)/generated by financing activities	(14,879)	8,017	(12,087)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	301	260	(383)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(109,029)	(167)	2,521
Cash, cash equivalents and restricted cash at beginning of year	156,374	47,345	47,178
Cash, cash equivalents and restricted cash at end of year	47,345	47,178	49,699

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d) Risks in relations to the VIE structure (continued)

Under the contractual arrangements with the consolidated VIE, the Company has the power to direct activities of the consolidated VIE and the VIE’s subsidiaries through the Group’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIE and the VIE’s subsidiaries without restrictions. Therefore, the Company considers that there is no restriction requiring that any asset of the consolidated VIE and the VIE’s subsidiaries can only be used to settle obligations of the respective VIE and the VIE’s subsidiaries except for paid-in capital of the VIE and the VIE’s subsidiaries amounting to RMB nil as of December 31, 2024 and 2025. Since the consolidated VIE and VIE’s subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIE and VIE’s subsidiaries do not have recourse to any assets of the WFOE or the Company for the debt settlement purpose. In the event that the shareholders of the VIE breach the terms of the contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, the Company may be unable to conduct some or all of its business operations or otherwise benefit from the assets held by the VIE.

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

The Group’s operations depend on the VIE to honor their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

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

2.3 Non-controlling interests

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

2.4 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to valuation allowance of deferred tax assets, share-based compensation, allowances for credit losses, the estimated useful lives of assets, valuation and impairment of long-term investments, discount rate used in lease liabilities, reserve for excess and obsolete inventories and valuation and impairment of long-lived assets. Estimates are based on historical experiences and on various assumptions that the Group believes are reasonable under current circumstances. Actual results could differ from those estimates.

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

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Comprehensive Loss. Total foreign exchange (loss)/gain were a loss of RMB 6,743, and gains of RMB 2,127 and RMB 1,601 for the years ended December 31, 2023, 2024 and 2025, respectively.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income were gains of RMB 22,178, RMB 7,854 and a loss of RMB 9,149 for the years ended December 31, 2023, 2024 and 2025, respectively.

2.6 Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.9931, representing the index rates stipulated by the federal reserve board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, other receivables, equity securities with readily determinable fair values included in long-term investments, accounts payable, amounts due to related parties, accruals and other liabilities, short-term borrowings, other non-current liabilities. As of December 31, 2024 and 2025, except for short-term investments and equity securities with readily determinable fair values included in long-term investments, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, other receivables, trade payables, amounts due to related parties, accruals and other liabilities, short-term borrowings, and other non-current liabilities are approximated to their fair value. The Group reports time deposits in short-term investments at fair value and discloses the fair value of these investments based on level 2 measurement, reports equity securities with readily determinable fair values included in short-term investments and long-term investments at fair value based on level 1 measurement, and for those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the investments will be recognized in Consolidated Statements of Comprehensive Loss, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements (Note 10).

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

2.10 Short-term investments

Short-term investments are comprised of 1) time deposits placed with banks with original maturities longer than three months but less than one year, 2) Equity securities with readily determinable fair value. These investments are stated at fair value. Changes in the fair value are reflected in financial (expense)/income, net in the Consolidation Statements of Comprehensive Loss.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11 Accounts receivable, net

Accounts receivables, net mainly represent amounts due from customers, including the funds extended by the Group to qualified customers, including the merchants, through its factoring arrangements (the “factoring receivables”) and are recorded net of allowance for credit losses. As of December 31, 2024 and 2025, the balance of the factoring receivables was RMB 28,149 and RMB 28,090, respectively (Note 5).

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12 Allowance for credit losses (continued)

The following table summarized the details of the Company’s allowance for credit losses:

	2023	2024	2025

Balance at beginning of year	33,363	70,389	85,733
Allowance for credit losses	37,098	15,364	83,001
Write-offs	(72)	(20)	-
Effect of exchange rate difference	-	-	(1,100)
Balance at end of year	70,389	85,733	167,634

2.13 Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of RMB 9,270, RMB 12,722 and RMB 3,427 are recorded in cost of revenues in the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023, 2024 and 2025, respectively.

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

2.15 Land use rights

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

2.16 Long-term investments

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

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in equity in (loss)/income of affiliates, net of tax in the Consolidated Statements of Comprehensive Loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

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

2.17 Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Accumulated impairment losses of long-lived assets other than goodwill recognized as of December 31, 2024 and 2025 were RMB 26,090 (Note 11), and impairment losses were recorded RMB 26,090 and nil for the years ended December 31, 2024 and 2025, respectively, in general and administrative through the Consolidated Statements of Comprehensive Loss.

2.18 Short-term borrowings

Borrowings are recognized initially at fair value, net of debt discounts or premiums, debt issuance costs and other incidental fees. Debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the Consolidated Statements of Operations and Comprehensive Loss over the estimated term of the facilities using the effective interest method. As of December 31, 2025, the Company had short-term borrowings from banks with an average interest rate of 2.42% per annum. The borrowings were repayable in less than 12 months.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.19 Revenue recognition (continued)

Remaining performance obligations

The remaining performance obligations associated with the Group’s sale of merchandise represents the cash collected upfront from the customers for their purchase of merchandise on Yunji App, but the underlying merchandise has not yet been received by the customers, which is included in the presentation of deferred revenue (Note 13). As of December 31, 2024 and 2025, the remaining performance obligation for sales of merchandise were RMB 7,256 and RMB 8,850, respectively, which are expected to be recognized as revenue when the receipt of merchandise is confirmed by the customers.

The remaining performance obligations associated with the Group’s marketplace revenue represents the portion of commissions included in the payment collected from the users for their purchase of merchandise on Yunji App on behalf of the merchants, but the underlying merchandise has not yet been received by the users, which is included in the presentation of deferred revenue (Note 13). As of December 31, 2024 and 2025, the remaining performance obligation for marketplace revenue were RMB 1,175 and RMB 2,184, which are expected to be recognized as revenue when the transactions are completed.

Other businesses

The Group extends loans to unrelated customers who factored their accounts receivable derived from their own business with recourse. The Group records factoring receivables, which is included in accounts receivable, when the cash is advanced to its customers (Note 2.11). The interests are recognized over the term of loans, normally one year or less.

The Group also provides technical services, advertising services and membership services to customers. The service revenues mainly represent the service fees from third parties that are recognized over the service period.

2.20 Users incentive programs

The Group provides incentives to those referring members by paying a cash refund upon a successful merchandise referral (“Referral Incentives”); and those members for their self-purchase (“Self-purchase Incentives”). These unpaid balances recorded in incentive payables to members are maintained collectively in the members’ Yunji App accounts and can be withdraw in cash upon the members’ requests. For years ended December 31, 2023, 2024 and 2025, the long-aged balances of incentive payables to members of RMB 69,545, RMB 52,458 and RMB 18,160, respectively, were derecognized when the Company’s payable obligations alongside extinguished, and revenue was recognized accordingly.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.27 Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, severance benefits costs and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were RMB 163,324, RMB 149,956 and RMB 75,786 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.30 Income tax (continued)

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

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

For the years ended December 31, 2023, 2024 and 2025, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB 176, RMB 472 and nil respectively.

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

2.36 Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company adopted the new guidance on its consolidated financial statement and did not have a material impact to the Company’s Consolidated Financial Statements.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.36 Recent accounting pronouncements (continued)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires that all public entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) disclose the year-to-date amount of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. The Company adopted the new guidance on its consolidated financial statement from January 1, 2025 and did not have a material impact to the Company’s Consolidated Financial Statements.

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

In May 2025, the FASB issued ASU No. 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments revise the ASC Master Glossary definition of the term performance condition for share-based consideration payable to a customer, incorporating conditions that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor, and performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. For awards with service conditions, the amendments of the ASU eliminate the policy election permitting a grantor to account for forfeitures as they occur; thus, a grantor will be required to estimate the number of expected forfeitures when measuring share-based consideration payable to a customer. The ASU clarifies that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor. The ASU also clarifies that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer; only to assess the probability that an award will vest using the guidance in Topic 718. The ASU is effective for all entities beginning after December 15, 2026. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. CONCENTRATION AND RISKS

3.1 Concentration of credit risk

Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents, restricted cash, and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. As of December 31, 2023, 2024 and 2025, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considers to be of high credit quality based on their credit ratings. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.

3.2 Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group in any of the periods presented.

Customers contributed more than 10% of total revenues are as below:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Customer A	24%	31%	*

*	Represent percentage less than 10%.

3.3 Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 1.70%, 1.49% and 2.22% for the years ended December 31, 2023, 2024 and 2025, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. SHORT-TERM INVESTMENT

	As of December 31,
	2024	2025
	RMB	RMB

Time deposits	-	43,294
Equity securities with readily determinable fair value (1)	-	40,480
	-	83,774

(1)	As of December 31, 2025, equity securities with readily determinable fair value, previously recorded as long-term investments and consisting primarily of Tencent and Meituan, were reclassified to short-term investments, as the Group intends to sell the investment within the next twelve months. (Note 10)

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2025
	RMB	RMB

Factoring receivables	28,149	28,090
Receivables from merchants under marketplace business	6,329	6,091
Receivables from the distribution sales	54,978	1,890
Receivables from other revenue	292	569
Receivables from sales channels on other platforms	490	59
Less: allowance for credit losses	(34,005)	(32,843)
Total accounts receivable, net	56,233	3,856

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Loan receivables (1)
-Secured	107,826	-
-Unsecured	41,744	147,444
VAT-input deductible	26,911	38,258
Receivables from third-party payment settlement platform (2)	5,843	6,991
Deposits	5,141	5,834
Receivables of distribution of an equity method investment (3)	-	4,535
Receivables from disposal of a subsidiary (4)	2,200	-
Others (5)	10,945	10,307
Less: allowance for credit losses	(23,423)	(127,227)
Total prepaid expenses and other current assets, net	177,187	86,142

(1)	Loan receivables represent the principal and interest to be collected on loans provided by the Group to third-party companies.

As of December 31, 2025, there were three unsecured loans provided to three companies. One loan with total principal and interest amount of RMB 27,120 has an interest rate of 8% per annum. Another loan with total principal and interest amount of RMB 52,584 has an annual interest rate of 4.35%.

The remaining loan, with principal of US$ 9,637 (equivalent to RMB 67,740), was provided by the Group to a third-party company. The loan was originally secured by a certain amount of gold bullion pledged by the third-party company. In May 2025, the third-party company encountered into a major risk event and became involved in economic crime cases, as a result of which the pledged gold was placed under control and could not be liquidated. The Group classified the loan receivable as unsecured and provided a full allowance for credit loss as of December 31, 2025.

As of December 31, 2025, all three loans are due within twelve months. Total allowance for credit losses of unsecured loan receivables was RMB 121,860.

(2)	Receivables from third-party payment settlement platform represent amount due from the third-party on-line payment service providers in relation to their processing of payments to the Group.

(3)	In December 2025, one of the Group’s equity method investees, Weixin (Note 28), commenced liquidation proceedings and the Group recorded the liquidation proceeds of RMB 4,535 as receivables, which were collected subsequently in January 2026, with an investment gain of RMB 344 recorded in other non-operating income/(loss), net.

(4)	In the fourth quarter of 2020, the Group disposed of a subsidiary, Wuhan Yunteng Logistics Co., Ltd. (“Wuhan Yunteng”), to a third party for a total cash consideration of RMB 26,676, with a loss of RMB 1 million recorded in other non-operating income/(loss), net. The third party and the Group entered into an agreement in 2022 on the repayment schedule of the outstanding amount of disposal consideration. In 2025, the Group collected repayment of RMB 5,000, and the remaining amount of RMB 6,337 was recorded in other non-current assets as of December 31, 2025, which will be collected in 2027 and 2028 respectively, according to the agreement (Note 11).

(5)	As of December 31, 2025, others primarily consist of loans to individuals, for which a full allowance for credit loss was provided, and prepaid operating expenses.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. INVENTORIES, NET

	As of December 31,
	2024	2025
	RMB	RMB

Merchandise and packing materials	34,592	42,887
Less: inventory write-downs	(5,144)	(1,887)
Total inventories, net	29,448	41,000

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Buildings (1)	170,838	171,591
Construction in progress (2)	36,884	116,268
Leasehold improvement	30,020	29,764
Electronic equipment	12,325	5,591
Software	6,825	7,824
Furniture	5,504	2,946
Vehicles	1,349	718
Subtotal	263,745	334,702
Less: accumulated depreciation (3)	(58,295)	(55,976)

Total property, equipment and software, net	205,450	278,726

(1)	In June 2021, the Group entered into a purchase agreement with a third-party company to purchase an office building. The Group paid 50% of the total amount with consideration of RMB 81,125 in 2021 and paid the remaining 50% in amount of RMB 80,732 in 2022. In June 2022, the new office building has been delivered by the third-party company to the Group and all prepayment except for the value added tax of the office building were recorded as construction in progress upon delivery in 2022. In April 2023, the office building has been put into use with estimated useful life of 40 years.

(2)	In June 2024, the Group entered into an agreement with the local government to acquire the land use right (the “Hangzhou Land Parcel”) (Note 9) for an aggregate consideration of approximately RMB 176,645 (including deed tax and stamp duty with a total amount of RMB 5,145). In July 2024, the Company obtained the certificate of the land use right and accounted for the land use right at cost less accumulated amortization and impairment losses, if any. The Company planned to construct a new office building on the Hangzhou Land Parcel for its new headquarters and offices leasable to external parties. As of December 31, 2025, the new office building, comprising two interconnected sections, was under construction. The structural frame of one section had been topped out, while the other one was in the main structural construction phase. The construction in progress mainly consisted of construction design management fees and construction cost recognized based on construction progress. The Company recorded payables for construction cost in other payable and accrued liabilities (Note 17) and other non-current liabilities, respectively.

(3)	Depreciation expenses were RMB 6,545, RMB 6,709 and RMB 6,791 for the years ended December 31, 2023, 2024 and 2025, respectively. No impairment charges were recorded for the years ended December 31, 2023, 2024 and 2025.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. LAND USE RIGHTS, NET

	As of December 31,
	2024	2025
	RMB	RMB

Land use rights (Note 8(2))	176,645	176,645
Less: accumulated amortization	(2,208)	(6,624)
Land use rights, net	174,437	170,021

Amortization expenses were RMB 2,208 and RMB 4,416 for the years ended December 31, 2024 and 2025, respectively.

10. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Equity method investments (a)	99,551	92,579
Equity securities accounted for under measurement alternative (b)	218,407	209,114
Equity securities with readily determinable fair values (c)	46,576	6,263
Total long-term investments	364,534	307,956

Major investments made by the Company during the years ended December 31, 2023, 2024 and 2025 are summarized as follows:

(a) Equity method investments

The Group’s equity method investments are investments in limited partnership funds as a limited partner and in limited liability companies. In 2023, additional consideration of RMB 30,000 and US$ 1.5 million (equivalent to RMB 10,770) were invested to the funds. As of December 31, 2023, 2024 and 2025, the carrying amount of investments in limited partnership funds are RMB 96,904, RMB 92,412 and RMB 88,039, respectively. Investments in limited liability companies are individually immaterial for the periods presented. The Group recorded losses of RMB 7,276, RMB 5,061 and an income of RMB 3,608 of its proportionate share of equity investee’s earnings or net loss in equity in (loss)/income of affiliates, net of tax for the years ended December 31, 2023, 2024 and 2025, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. LONG-TERM INVESTMENTS (CONTINUED)

(b) Equity securities accounted for under measurement alternative

The investments accounted for under measurement alternative mainly represent the Group’s equity investment over which the Group is not able to exercise significant influence in the form of ordinary shares of the investee and investment in a limited partnership fund as a limited partner with minority interest.

i) Investment in investee A and the “Enlarged A Group”

The Group previously accounted for the investment in the investee A using equity method. In 2021, Yunji disposed of the investment in investee A with a gain and injected the same amount of consideration into the parent holding company of investee A (“the Enlarged A Group”). Since Yunji lost significant influence, the Company recorded the new investment in the Enlarged A Group under alternative measurement.

As of December 31, 2025, the carrying amount of this investment was RMB 192,243. For the year ended December 31, 2025, the Group did not recognize any fair value changes or impairment losses related to this investment, as no observable price changes occurred and no impairment indicators were identified.

ii) Investment in the limited partnership fund

The investment cost in the limited partnership fund was RMB 19,752 as of December 31, 2023. For the years ended December 31, 2024 and 2025, withdrawals from this fund were RMB 2,505 and RMB 2,033, respectively.

iii) Impairment of equity securities accounted for under measurement alternative

As of December 31, 2024 and 2025, there were RMB 9,427 and RMB 9,427 accumulated impairment on these investments, primarily due to business deterioration as a result of macroeconomic changes.

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

As of December 31, 2025, the Group formally changed its intention regarding equity securities originally classified as long-term investments, primarily consisting of Tencent and Meituan, and reclassed these investments to short-term investments (Note 4). The intent has shifted from the previous long-term strategic holding to a plan to sell these securities on the open market within the next 12 months.

Based on the market price, the Group re-measured the investments in short-term and long-term at fair value. As of December 31, 2024 and 2025, fair value of the investments in short-term investment were nil and RMB 40,480, respectively, and in long-term investment were RMB 46,576 and RMB 6,263, respectively. The Group recorded the unrealized changes in fair value with a loss of RMB 78,739 and gains of RMB 8,277 and RMB 1,221 in financial (expense)/income, net, in the Consolidation Statements of Comprehensive Loss for years ended December 31, 2023, 2024 and 2025, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Prepayment of commercial properties (1)	78,000	78,000
Less: impairment loss for long-lived assets (Note 2.17)	(26,090)	(26,090)
Subtotal	51,910	51,910
Long-term loan receivables (Note 6)
- Unsecured (2)	40,000	36,530
Long-term receivables from disposal of a subsidiary (Note 6)	9,137	6,337
Others	5,308	4,806
Less: allowance for credit losses	(28,305)	(7,564)
Total other non-current assets	78,050	92,019

(1)	In 2020, the Group purchased commercial properties from a third party and paid the full amount in advance with consideration of US$ 11.25 million (equivalent RMB 78,000). As of December 31, 2025, the properties are under construction and expected to be handed over to the Group by the end of 2028.

(2)

As of December 31, 2025, two loan receivables, with total amount of RMB 40,000, would be collected within one year according repayment schedule in loan agreement, which were classified as prepaid expense and other current assets (Note 6).

In October 2025, the company entered into a three-year loan agreement with a third-party company to support its daily operation. The loan with principal amount of RMB 36,300 has an interest rate of 3% per annum. According to the loan agreement, the principal and interest will be repaid together in 2028. As of December 31, 2025, total allowance for credit losses of unsecured loan receivable was RMB 1,228.

12. ACCOUNTS PAYABLE

	As of December 31,
	2024	2025
	RMB	RMB

Merchandise purchase payables	32,219	27,164
Payable to merchants (1)	20,386	19,364
Warehouse and logistic fees payables	2,073	2,415
Total accounts payable	54,678	48,943

(1)	Payable to merchants represents the unpaid balances to the merchants of cash collected by the Group on behalf of the merchants for products sold on Yunji App when the Group is viewed as the agent in the sales arrangement.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. DEFERRED REVENUE

	As of December 31,
	2024	2025
	RMB	RMB

Deferred merchandise revenue	7,256	8,850
Deferred marketplace revenue	1,175	2,184
Deferred other revenue	165	81
Total deferred revenue	8,596	11,115

The revenue recognized in the years ended December 31, 2023, 2024 and 2025 that was included in deferred revenue as of the beginning of each respective period were RMB 21,748, RMB 9,412 and RMB 8,596, respectively.

14. INCENTIVE PAYABLES TO MEMBERS

	As of December 31,
	2024	2025
	RMB	RMB

Incentive payables to members	66,039	50,635

Incentive payable to members represents unpaid balances of discounts granted to members for their self-purchase and referral incentives earned by the members for their referral efforts and is transferred to the members’ individual Yunji App accounts. These unpaid balances are maintained collectively in the members’ Yunji App accounts and can be withdraw as cash upon the members’ requests.

15. MEMBER MANAGEMENT FEES PAYABLE

	As of December 31,
	2024	2025
	RMB	RMB

Member management fees payable	1,263	1,604

The Group engages third party vendors to provide management service in the member’s community, including organizing product launch events, collecting members or Yunji App users’ feedbacks, etc. Member management fees payable represents the Group’s unpaid balance of such service fees to the third party vendors. For the years ended December 31, 2023, 2024 and 2025, member management fees were RMB 57,373, RMB 25,259 and RMB 27,892, presented in sales and marketing expenses in the Consolidation Statements of Comprehensive Loss.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. OPERATING LEASE

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining terms of one year to four years with no variable lease costs.

Operating lease costs were RMB 3,601 and RMB 2,223 for the years ended December 31, 2024 and 2025.

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB

Cash paid for amounts included in the measurement of lease liabilities	4,435	728
Right-of-use assets obtained in exchange for operating lease liabilities	842	1,217

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,
	2024	2025
	RMB	RMB

Right-of-use assets	13,809	3,392

Operating lease liabilities - current	3,845	1,498
Operating lease liabilities - non-current	7,808	1,606
Total lease liabilities	11,653	3,104

Weighted average remaining lease term	3.44	3.22
Weighted average discount rate	4.75%	4.75%

Maturities of lease liabilities are as follows:

As of December 31, 2025
RMB

2026	1,616
2027	1,167
2028	266
2029	266
Total operating lease payments	3,315
Less: imputed interest	(211)
Total operating lease	3,104

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. OTHER PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB

Taxes payable	18,790	19,362
Supplier deposits (2)	19,597	17,867
Merchants deposits (1)	25,511	17,072
Construction cost payable (Note 8) (3)	17,421	14,302
Accrued marketing and other operational expenses	9,913	12,056
Salaries and welfare payable	26,428	8,442
Accrued professional fees	5,245	4,967
Others	3,272	2,008
Total other payable and accrued liabilities	126,177	96,076

(1)	The deposit obtained from the merchants is to ensure implementation of Yunji App’s platform policy and good product quality to be sold by the merchants on Yunji App under the Group’s marketplace business model. The deposit can be withdrawn immediately after the merchants terminate its online shop on Yunji App.

(2)	The deposit obtained from the suppliers is to ensure inventory level ready for the Group to purchase and good product quality under the Group’s sales of merchandise business model.

(3)	The Group had RMB 33,669 payable obligation related to the new office building on the Hangzhou Land Parcel which consist of RMB 14,302 in other payable and accrued liabilities and RMB 19,367 in other non-current liabilities, respectively, as of December 31, 2025.

18. SHORT-TERM BORROWINGS

	Annual			As of December 31,
	Interest	Maturity		2024	2025
	Rate	Date	Guarantee	RMB	RMB

Bank of China	2.40%	March 19, 2026	Hua Wang	-	50
Bank of China	2.40%	March 19, 2026	Xiaoqun Yu	-	10,004
Bank of China	2.50%	July 27, 2026	Hua Wang	-	10,007
Bank of China	2.50%	July 27, 2026	Xiaoqun Yu	-	10,007
Agricultural Bank of China	2.30%	October 15, 2026	Xiaoqun Yu	-	10,007
Total short-term borrowings				-	40,075

The weighted average interest rate for the short-term borrowings for the year ended December 31, 2025, was approximately 2.42%. In March 2026, the Group repaid borrowings of RMB 10,054 matured on March 19, 2026.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. OTHER OPERATING INCOME

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

Government grants (1)	13,123	5,331	6,811
VAT-in super deduction and other tax returns (2)	518	170	112
Others	1,257	1,043	651
Total other operating income	14,898	6,544	7,574

(1)	Government grants mainly represent cash subsidies received from PRC local governments for companies operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. These cash subsidies were not subject to meeting any specific future conditions.

(2)	From 2019, in accordance with “the Announcement on Relevant Policies for Deepening the Value-added Tax Reform” and relevant government policies announced by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs of China, one China VIE of the Company, as a consumer service company, is allowed to enjoy additional 10% VAT-in deduction for any services or products it purchased (“VAT-in super deduction”) from April 1, 2019 to December 31, 2024. The VAT-in super deduction is considered as operating given that all VAT-in were derived from the purchases for that VIE’s daily operations in nature, and therefore is presented in other operating income in the Consolidation Statements of Comprehensive Loss.

20. OTHER NON-OPERATING (LOSS)/INCOME, NET

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

(Losses)/gains on disposal of long-term investments and subsidiaries, net	(23)	272	(6,234)
Others	(2,382)	513	2,255
Total other non-operating (loss)/income, net	(2,405)	785	(3,979)

21. FINANCIAL (EXPENSE)/INCOME, NET

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

(Loss)/gain from fair value changes of equity/debt securities investments, net	(80,923)	8,387	1,221
Interest income	13,429	3,850	2,457
Interest expense	(631)	-	(529)
Bank charges	(161)	(127)	(167)
Others (1)	8,060	5,223	6,385
Total financial (expense)/income, net	(60,226)	17,333	9,367

(1)	For the year ended December 31, 2025, others primarily consist of interest income on loan receivables.

22. TAXATION

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

As of December 31, 2024 and 2025, the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. Accordingly, no deferred income tax liabilities on withholding tax were provided as of December 31, 2024 and 2025.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. TAXATION (CONTINUED)

(b) Income tax (continued)

Composition of income tax

The components of loss before tax are as follow:

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

Loss before tax
Loss from PRC entities	(83,575)	(95,820)	(49,782)
loss from overseas entities	(66,418)	(20,231)	(86,649)
Total loss before tax	(149,993)	(116,051)	(136,431)

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

Current income tax expense	7,851	2,009	462
Total income tax expense	7,851	2,009	462

Reconciliation of the differences between statutory tax and the effective tax

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group for the year ended December 31, 2025:

	Year Ended December 31, 2025
	Amount	Percent

PRC Statutory income tax rate	(34,108)	25%
Effect on tax rates in different tax jurisdiction	8,813	-6%
The effect of change in the tax rate of subsidiaries	3,682	-3%
Non-deductible expenses	3,092	-2%
Additional deduction for research and development expenditures	(3,500)	3%
Share-based compensation	43	0%
Non-taxable income	(44)	0%
Permanent book-tax differences	(163)	0%
Change in valuation allowance (1)	22,647	-17%
Effective tax rates	462	0%

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group for the years ended December 31, 2023 and 2024:

	Year Ended December 31, 2023	Year Ended December 31, 2024

PRC Statutory income tax rate	25%	25%
Effect on tax rates in different tax jurisdiction	-6%	-9%
The effect of change in the tax rate of subsidiaries	-1%	-7%
Non-deductible expenses	-1%	-3%
Additional deduction for research and development expenditures	5%	4%
Share-based compensation	0%	0%
Non-taxable income	1%	1%
Permanent book-tax differences	-4%	0%
Change in valuation allowance (1)	-24%	-13%
Effective tax rates	-5%	-2%

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. TAXATION (CONTINUED)

(b) Income tax (continued)

(1)	Included the impact of the valuation allowance decrease due to disposal of subsidiaries and tax losses forfeiture in 2025.

(c) Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2024	2025
	RMB	RMB

Deferred tax assets
Net accumulated losses-carry forward	133,140	133,192
Allowance for credit losses	20,717	34,959
Gain or loss from changes in fair values	7,849	7,513
Inventory write-downs	1,441	441
Others	2,936	1,108
Less: valuation allowance	(162,019)	(176,429)
Total deferred tax assets	4,064	784

	As of December 31,
	2024	2025
	RMB	RMB

Deferred tax liabilities
Others	4,064	784
Total deferred tax liabilities	4,064	784

The Group offsets deferred tax assets and deferred tax liabilities relating to income taxes levied by the same tax authority on same tax payee, and presents the net amount of deferred tax assets and deferred tax liabilities on its consolidated balance sheets. The net deferred tax assets were both nil as of December 31, 2024 and 2025, respectively, and the net deferred tax liabilities were both nil as of December 31, 2024 and 2025, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. TAXATION (CONTINUED)

Movement of valuation allowance

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

Balance at beginning of the year	(140,189)	(173,529)	(162,019)
Changes of valuation allowance (1)	(33,340)	11,510	(14,410)
Balance at end of the year	(173,529)	(162,019)	(176,429)

(1)	Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination as of December 31, 2024 and 2025, the Group evaluates a variety of factors supporting the utilization of carry-forwards through a forecast of future taxable profits for each impacted entity within a specific tax jurisdiction, including: the Group’s entities’ operating history and forecast, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2024 and 2025, valuation allowances on a large part of deferred tax assets were provided because it was more likely than not that such portion of deferred tax will not be realized based on the Company’s estimate of future taxable incomes of all its subsidiaries.

As of December 31, 2025, net operating loss carry forwards from PRC entities will expire as follows:

RMB
2026	14,257
2027	34,206
2028	98,952
2029	208,218
2030 and onwards	298,743
654,376

As of December 31, 2025, the Group had tax losses carry forwards of approximately RMB 654,376 which mainly arose from its subsidiaries, the consolidated VIE and the VIE’s subsidiaries established in the PRC. The tax losses carry forwards from PRC entities will expire during the period from 2026 to 2030 and onwards.

23. ORDINARY SHARES

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

All of Preferred Shares were converted into Class A ordinary shares immediately upon the completion of the Company’s initial public offerings on May 3, 2019 (Note 23). Prior to their conversion, Preferred Shares were entitled to certain preference with respect to conversion, redemption, dividends and liquidation.

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

Since adoption of the 2017 Plan, the Company granted options and RSUs to employees. All options and RSUs granted have a contractual term of six years from the grant date, and the vest over a period of four years of continuous service, half (1/2) of which vest upon the second anniversary of the stated vesting commencement date, and one-fourth (1/4) of the remaining will vest upon the third and fourth anniversaries of the stated vesting commencement date. Under the option plan, options are exercisable subject to the grantee’s continuous service.

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

On July 1, 2024, the Company granted 4,000,000 RSUs to its employees.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. SHARE-BASED COMPENSATION (CONTINUED)

(a) Options

The following table sets forth the stock options activity for the years ended December 31, 2023, 2024 and 2025:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$

Outstanding as of December 31, 2023	14,355,570	0.61	0.27	-

Granted	-	-
Forfeited	-	-
Exercised	-	-
Expired	(3,265,030)	0.37

Outstanding as of December 31, 2024	11,090,540	0.68	0.02	-

Granted	-
Forfeited	-
Exercised	-
Expired	(11,090,540)	0.68

Outstanding as of December 31, 2025	-	-	-	-
Vested and expected to vest as of December 31, 2025	-
Exercisable as of December 31, 2025	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2024: US$ 0.004, December 31, 2025: US$ 0.003).

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

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation benefits of RMB 5,628, nil and nil for share options granted under the 2017 Plan and the 2019 Plan in the Consolidated Statements of Comprehensive Loss for the years ended 2023, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, there was no unrecognized compensation expense related to unvested share options.

(b) Restricted share units

A summary of activities of the service-based RSUs for the years ended December 31, 2023, 2024 and 2025 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$

Unvested at December 31, 2023	19,624,750	0.26

Granted	4,000,000	0.01
Vested	(3,837,500)
Forfeited	(2,378,850)

Unvested at December 31, 2024	17,408,400	0.27

Forfeited	(85,000)
Expired	(11,813,400)

Unvested at December 31, 2025	5,510,000	0.02

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

As of December 31, 2024 and 2025, 3,837,500 RSUs and nil were vested.

For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses recognized by the Group for the RSUs granted were RMB 4,743, RMB 2,430 and RMB 279, respectively.

As of December 31, 2024 and 2025, there were RMB 553 and RMB 203 in total unrecognized compensation expense, related to unvested RSUs, which is expected to be recognized over a weighted average period of 1.65 and 1.50 years, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. FAIR VALUE MEASUREMENTS

As of December 31, 2024 and 2025, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Long-term investments
Equity securities with readily determinable fair value	46,576	46,576	-	-
Equity securities accounted for under measurement alternative	218,407	-	218,407	-
Total assets	264,983	46,576	218,407	-

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Time deposits	43,294	-	43,294	-
Equity securities with readily determinable fair value	40,480	40,480	-	-
Long-term investments
Equity securities with readily determinable fair value	6,263	6,263	-	-
Equity securities accounted for under measurement alternative	209,114	-	209,114	-
Total assets	299,151	46,743	252,408	-

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. FAIR VALUE MEASUREMENTS (CONTINUED)

Short-term investments

Short-term investment consists of time deposits and equity securities with readily determinable fair value, which are valued by the Group on a recurring basis.

The Group values its equity securities with readily determinable fair value at its quoted prices in stock market, and accordingly the Group classifies the valuation techniques that use these inputs as Level 1.

The Group values its short-term time deposits held in certain banks using model-derived valuations based upon discounted cash flow, in which significant inputs, mainly including expected return, are observable or can be derived principally from, or corroborated by, observable market data, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The expected return of the financial products were determined based on the prevailing interest rates in the market.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years/periods presented are calculated as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

Numerator:
Net loss attributable to YUNJI INC’s ordinary shareholders	(165,129)	(123,110)	(133,284)

Denominator:
Denominator for basic earnings per ordinary share
-Weighted average ordinary shares outstanding	1,971,108,505	1,967,498,669	1,970,423,265

Denominator for diluted earnings per ordinary share	1,971,108,505	1,967,498,669	1,970,423,265

Net loss per share attributable to ordinary shareholders:
- Basic	(0.08)	(0.06)	(0.07)
- Diluted	(0.08)	(0.06)	(0.07)

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

As the Group incurred losses for the years ended December 31, 2023, 2024 and 2025, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

28. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2025:

Name of related parties	Relationship with the Group

Small Ye Group	Controlled by Mr. Xiao Shanglue, Founder and CEO of the Group
Guangdong Weixin Technology Co., Ltd. (“Weixin”)*	An associate of the Group (incorporated in 2018)
Hangzhou Bixin Biotechnology Co., Ltd. (“Bixin”)*	An associate of the Group (incorporated in 2019)
Shanxi Yunnong Logistic Management Co., Ltd. (“Yunnong”)*	An associate of the Group (incorporated in 2019)
Zhejiang Jimi E-commerce Co., Ltd. (“Jimi”)	An associate of the Group (incorporated in 2020)
Zhejiang Jibi Technology Co., Ltd. (“Jibi”)	An associate of the Group (incorporated in 2020)
Hangzhou Yin Yu Guo Media Co., Ltd. (“Yin Yu Guo”)	An associate of the Group (incorporated in 2025)

*	The investments in these associates were disposed by the Group in 2024 and 2025.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

The Group entered into agreements with aforementioned equity method classified investees as related party transactions, including purchase of merchandise from them and marketplace services provided to them. Details of related party balances and transactions as of December 31, 2023, 2024 and 2025 are as follows:

Advance to related parties and amounts due from related parties

	As of December 31,
	2024	2025
	RMB	RMB

Amounts due from related parties
Yin Yu Guo	-	60
Jimi	495	-
Others	167	165
Total	662	225

Amounts due to related parties

	As of December 31,
	2024	2025
	RMB	RMB

Yin Yu Guo	-	1,300
Jibi	671	671
Small Ye Group	602	602
Jimi	125	28
Others	247	235
	1,645	2,836

The terms of the agreements the Group entered into with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

Transactions with related parties

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

Purchase of merchandise

Jimi	16,353	6,423	1,172
Bixin	1,852	855	-
Yunnong	1,286	-	-
Others	3,105	273	196
	22,596	7,551	1,368

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Transactions with related parties (continued)

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

Marketplace service provided to related parties

Jimi	1,501	646	17
Bixin	1,075	590	-
Others	80	-	-
	2,656	1,236	17

Other goods and services provided to related parties

Jimi	56	38	21
Bixin	172	12	-
Others	86	-	10
	314	50	31

29. COMMITMENTS AND CONTINGENCIES

(a) Operating commitments

As of December 31, 2025, the Company had outstanding operating commitments totaling RMB 580, which was the short-term lease payments.

(b) Capital commitments

As of December 31, 2025, the Company had outstanding capital commitments totaling RMB 148,332, which constituted the contractual amount for building construction and design and management fees.

(c) Contingencies

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. As of December 31, 2025, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.

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

The accounting policies of the single segment are the same as described in the principal accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the Consolidated Statements of Comprehensive Loss as consolidated net loss. The CODM used segment loss from operations, consisting of revenue and significant expenses, to assess segment performance. Significant expenses include cost of revenues, fulfilment, sales and marketing, technology and content, general and administrative expense and other operating income.

As the Group’s long-lived assets are substantially located in the PRC and substantially all the Group’s revenue are derived from within the PRC, no geographical segments are presented.

The following table present the segment results for the years ended December 31, 2023, 2024 and 2025:

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

Revenues	640,209	417,651	317,016
Cost of revenues	(332,774)	(211,311)	(176,222)
Fulfilment	(107,472)	(76,126)	(33,910)
Sales and marketing	(121,039)	(96,965)	(102,715)
Technology and content	(53,490)	(45,627)	(28,288)
General and administrative	(120,951)	(130,462)	(126,875)
Other operating income	14,898	6,544	7,574
Segment loss from operations	(80,619)	(136,296)	(143,420)

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

31. SUBSEQUENT EVENTS

From December 31, 2025 to the date of issuance of these consolidated financial statements, there was no subsequent event which had a material impact on the Group.

32. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and the consolidated VIE in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2023, 2024 and 2025, appropriations to the statutory reserve have been made by the Group, which was RMB 176, RMB 472 and nil respectively.

In addition, due to restrictions on the distribution of share capital from the Group’s subsidiaries and the consolidated VIE in PRC and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ and the consolidated VIE’s net assets was RMB 859,731, or 92% of the Group’s total consolidated net assets as of December 31, 2025.

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

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

33. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance sheets of the parent company

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	25,064	9,675
Short-term investment	-	40,480
Amounts due from the group companies	192,678	204,435
Prepaid expenses and other current assets	620	544
Total current assets	218,362	255,134

Non-current assets:
Long-term investments	53,120	20,033
Investment in subsidiaries and VIE	807,681	661,365
Total non-current assets	860,801	681,398

Total assets	1,079,163	936,532

LIABILITIES AND EQUITY

Current liabilities
Other payables and accruals	1,777	1,300
Total liabilities	1,777	1,300

Shareholders’ equity

Ordinary shares (US$0.000005 par value 20,000,000,000 shares authorized as of December 31, 2024 and 2025; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2024 and 2025; 1,020,256,032 Class A ordinary shares and 949,960,000 Class B ordinary shares outstanding as of December 31, 2024 and 2025, respectively)	70	70
Additional paid-in capital	7,293,445	7,328,615
Accumulated other comprehensive income	138,690	83,996
Less: Treasury stock (188,575,190 shares as of December 31, 2024 and 2025, respectively)	(113,334)	(113,334)
Accumulated deficit	(6,241,485)	(6,364,115)
Total shareholders’ equity	1,077,386	935,232

Total liabilities and shareholders’ equity	1,079,163	936,532

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

33. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive loss of the parent company

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

Operation expense
General and administrative	(8,557)	(7,467)	(4,168)
Total operating expenses	(8,557)	(7,467)	(4,168)
Share of loss of subsidiaries and VIE	(151,117)	(135,507)	(146,238)
Financial (loss)/income, net	(518)	21,872	12,339
Foreign exchange gain/(loss)	-	51	(21)
Other non-operating (loss)/income, net	(4,232)	(1,347)	235
Loss before income tax expense	(164,424)	(122,398)	(137,853)

Equity in loss/(income) of affiliates, net of tax	(705)	(712)	4,569
Net loss	(165,129)	(123,110)	(133,284)

Net loss attributable to ordinary shareholders	(165,129)	(123,110)	(133,284)

Net loss	(165,129)	(123,110)	(133,284)
Other comprehensive income
Foreign currency translation	24,673	22,520	(54,694)
Total comprehensive loss	(140,456)	(100,590)	(187,978)

Statements of cash flows of the parent company

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	RMB	RMB	RMB

Net cash used in operating activities	(8,557)	(7,174)	(3,575)
Net cash generated from/(used in) investing activities	31,720	(31,541)	(10,714)
Net cash used in financing activities	(25,334)	(805)	(719)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	878	514	(381)
Net decrease in cash, cash equivalents and restricted cash	(1,293)	(39,006)	(15,389)
Cash, cash equivalents and restricted cash at beginning of the year	65,363	64,070	25,064
Cash, cash equivalents and restricted cash at end of the year	64,070	25,064	9,675

